As filed with the Securities and Exchange Commission on June 10, 2013

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ING U.S., INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6311	52-1222820
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

230 Park Avenue

New York, New York 10169

(212) 309-8200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(CO-REGISTRANT LISTED ON THE FOLLOWING PAGE)

Bridget M. Healy

Executive Vice President and

Chief Legal Officer

ING U.S., Inc.

230 Park Avenue

New York, New York 10169

(212) 309-8200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Robert G. DeLaMater, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4000

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in concluding this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee
2.9% Senior Notes due 2018	$1,000,000,000	100%	$1,000,000,000	$136,400
Guarantees of the 2.9% Senior Notes due 2018(2)	NA	NA	NA	NA
5.5% Senior Notes due 2022	$850,000,000	100%	$850,000,000	$115,940
Guarantees of the 5.5% Senior Notes due 2022(3)	NA	NA	NA	NA
5.650% Fixed-to-Floating Rate Junior Subordinated Notes due 2053	$750,000,000	100%	$750,000,000	$102,300
Guarantees of the 5.650% Fixed-to-Floating Rate Junior Subordinated Notes due 2053(4)	NA	NA	NA	NA

(1)	Estimated in accordance with Rule 457(f) under the Securities Act of 1933, as amended (the “Securities Act”), solely for purposes of calculating the registration fee.
(2)

Represents the guarantees of the 2.9% Senior Notes due 2018, to be issued by the Co-Registrant. Pursuant to Rule 457(n) under the Securities Act, no additional registration fee is being paid in respect of the guarantees. The guarantees are not traded separately.

(3)

Represents the guarantees of the 5.5% Senior Notes due 2022, to be issued by the Co-Registrant. Pursuant to Rule 457(n) under the Securities Act, no additional registration fee is being paid in respect of the guarantees. The guarantees are not traded separately.

(4)

Represents the guarantees of the 5.650% Fixed-to-Floating Rate Junior Subordinated Notes due 2053, to be issued by the Co-Registrant. Pursuant to Rule 457(n) under the Securities Act, no additional registration fee is being paid in respect of the guarantees. The guarantees are not traded separately.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

CO-REGISTRANT

Exact Name of Co-Registrant as Specified in its Charter	State	Primary Standard Industrial Classification No.	I.R.S. Employer Identification No.	State or Other Jurisdiction of Incorporation or Organization	Address, including ZIP Code, and Telephone Number, including Area Code of Co- Registrant’s Principal Executive Office
Lion Connecticut Holdings Inc.	Connecticut	6311	02-0488491	CT	One Orange Way Windsor, CT 06095 (212) 309-8200

The information in this prospectus is not complete and may be changed. We may not exchange for these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 10, 2013

Preliminary Prospectus

Offer to Exchange

up to $1,000,000,000 principal amount of our 2.9% Senior Notes due 2018 registered under the Securities Act of 1933, for any and all outstanding unregistered 2.9% Senior Notes due 2018,

up to $850,000,000 principal amount of our 5.5% Senior Notes due 2022 registered under the Securities Act of 1933, for any and all outstanding unregistered 5.5% Senior Notes due 2022, and up to $750,000,000 principal amount of our 5.650% Fixed-to-Floating Rate Junior Subordinated Notes due 2053 registered under the Securities Act of 1933, for any and all outstanding unregistered 5.650% Fixed-to-Floating Rate Junior Subordinated Notes due 2053

We are offering to exchange up to $1,000,000,000 aggregate principal amount of our new 2.9% Senior Notes due 2018 (the “2018 notes”) for an equivalent amount of our outstanding, unregistered 2.9% Senior Notes due 2018 (the “old 2018 notes”), up to $850,000,000 aggregate principal amount of our new 5.5% Senior Notes due 2022 (the “2022 notes”) for an equivalent amount of our outstanding, unregistered 5.5% Senior Notes due 2022 (the “old 2022 notes”), and up to $750,000,000 aggregate principal amount of our new 5.650% Fixed-to-Floating Rate Junior Subordinated Notes due 2053 (the “junior subordinated notes”) for an equivalent amount of our outstanding, unregistered 5.650% Fixed-to-Floating Rate Junior Subordinated Notes due 2053 (the “old junior subordinated notes”). We refer to the old 2018 notes, the old 2022 notes and the old junior subordinated notes together as the “old notes,” the 2018 notes, the 2022 notes and the junior subordinated notes together as the “new notes” and the old notes and the new notes together as the “notes.” The 2018 notes, 2022 notes and the junior subordinated notes will be identical in all material respects to the old 2018 notes, old 2022 notes and the old junior subordinated notes, respectively, except that the new notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”) and for certain differences relating to transfer restrictions, registration rights and payment of additional interest in case of non-registration. The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2013, subject to our right to extend the expiration date. You must tender your old notes by the deadline to obtain new notes.

The 2018 notes and the 2022 notes (together, the “senior notes”) will be unsecured senior obligations of ING U.S., Inc. and rank equally with all of its other existing and future unsubordinated indebtedness. The senior notes will be guaranteed on a senior unsecured basis by Lion Connecticut Holdings Inc. (“Lion Holdings”), a subsidiary of ING U.S., Inc. The junior subordinated notes will be unsecured, subordinated and junior in right of payment to all existing and future senior indebtedness (as defined in this prospectus) of ING U.S., Inc. The junior subordinated notes will be guaranteed on an unsecured, junior subordinated basis by Lion Holdings. Neither ING Groep N.V. (“ING Group”), nor any ING Group affiliate that is a direct or indirect shareholder of ING U.S., Inc., will have any obligations with respect to the notes.

We agreed with the initial purchasers of the old notes to make this exchange offer and to register the issuance of the new notes after the initial sale of the old notes. This exchange offer applies to any and all old notes tendered by the expiration date of the exchange offer.

There is no established trading market for the new notes, and ING U.S., Inc. does not intend to apply for listing of the new notes on any securities exchange.

See “Risk Factors” beginning on page 30 for a discussion of matters that participants in the exchange offer should consider in connection with this exchange offer and an investment in the new notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2013.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such new notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. ING U.S., Inc. and Lion Holdings have agreed that for a period of 180 days starting on the last date for acceptance for exchange of the old notes for new notes, they will maintain the effectiveness of the registration statement of which this prospectus is a part for use by broker-dealers in connection with any such resale. See “Plan of Distribution.”

None of ING U.S., Inc. or Lion Holdings have authorized any person to give you any information or to make any representations other than those contained in this prospectus. If you are given any information or representations that are not discussed in this prospectus, you must not rely on that information or those representations. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates. In addition, this prospectus is not an offer to sell or the solicitation of an offer to buy those securities in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer

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or solicitation. The delivery of this prospectus and any exchange made under this prospectus do not, under any circumstances, mean that there has not been any change in the affairs of ING U.S., Inc. since the date of this prospectus or that information contained in this prospectus is correct as of any time subsequent to its date.

In connection with the exchange offer, we have filed with the U.S. Securities and Exchange Commission, or the “SEC,” a registration statement on Form S-4, under the Securities Act of 1933, relating to the new notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus omits information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at Room 1580, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the registration statement relating to the exchange offer and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

ING U.S., Inc.

Attn: Head of Investor Relations

230 Park Avenue

New York, New York 10169

(212) 309-8200

You will not be charged for any of the documents that you request.

In order to ensure timely delivery of the requested documents, requests should be made no later than                     , 2013, which is five business days before the date this exchange offer expires. In the event that we extend the exchange offer, we urge you to submit your request at least five business days before the expiration date, as extended.

Certain Terms Used in This Prospectus

In this prospectus, the terms the “Company,” “we,” “us” and “our” refer to ING U.S., Inc., together with its direct and indirect subsidiaries, unless otherwise specified or the context otherwise requires.

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements include statements relating to future developments in our business or expectations for our future financial performance and any statement not involving a historical fact. Forward-looking statements use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. Actual results, performance or events may differ materially from those projected in any forward-looking statement due to, among other things, (i) general economic conditions, particularly economic conditions in our core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels, (v) persistency and lapse levels, (vi) interest rates, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations and (x) changes in the policies of governments and/or regulatory authorities. Factors that may cause actual results to differ from those in any forward-looking statement also include those described under “Risk Factors,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Trends and Uncertainties” and “Business—Closed Blocks—Closed Block Variable Annuity.”

MARKET DATA

In this prospectus, we present certain market and industry data and statistics. This information is based on third-party sources which we believe to be reliable. Market ranking information is generally based on industry surveys and therefore the reported rankings reflect the rankings only of those companies who voluntarily participate in these surveys. Accordingly, our market ranking among all competitors may be lower than the market ranking set forth in such surveys. In some cases, we have supplemented these third-party survey rankings with our own information, such as where we believe we know the market ranking of particular companies who do not participate in the surveys.

In this prospectus, the term “customers” refers to retirement plan sponsors, retirement plan participants, institutional investment clients, retail investors, corporations or professional groups offering employee benefits solutions, insurance policyholders, annuity contract holders, individuals with contractual relationships with financial advisors and holders of Individual Retirement Accounts (“IRAs”) or other individual retirement, investment or insurance products sold by us.

Market data sources used with respect to our various segments include:

Retirement

Our Retirement segment sources our market segment leadership positions within the retirement industry from market surveys conducted by LIMRA, an insurance and financial services industry organization, and industry-recognized publications such as Pensions & Investments, PlanSponsor Magazine and InvestmentNews.com. Retirement tracks market segment leadership positions by assets under management (“AUM”) or assets under administration (“AUA”), number of defined contribution plans, number of defined contribution plan participants and sales (takeover assets and contributions).

Annuities

Our Annuities segment sources our market segment leadership positions within the annuities industry primarily from LIMRA market surveys. Annuities tracks market segment leadership positions by assets under management.

Investment Management

Our Investment Management segment sources our market segment leadership positions within the investment management industry from Morningstar fund data and industry-recognized publications such as Cogent Research and Pension & Investments. Investment Management tracks market segment leadership positions by AUM; percentage of mutual funds that exceed their Morningstar category average (asset weighted, five-year basis); percentage of mutual funds that have lower volatility than their Morningstar competitor average (asset weighted, five-year basis); and survey ranking on loyalty, favorable impression and nine brand attributes by clients (plan sponsors) among defined contribution investment managers.

Individual Life

Our Individual Life segment sources our market segment leadership positions within the individual life insurance industry primarily from LIMRA market surveys. Individual Life tracks market segment leadership positions by premiums sold.

Employee Benefits

Our Employee Benefits segment sources our market segment leadership positions within the employee benefits industry from LIMRA market surveys and MyHealthguide newsletter rankings. Stop loss market rankings are derived from MyHealthguide, which does not include managed healthcare providers in their market positions survey. Employee Benefits tracks market segment leadership positions by new premiums and in-force premiums.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that is important to you. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition.” Unless otherwise specified or the context otherwise requires, we use in this prospectus the term “ING U.S., Inc.” to refer to ING U.S., Inc., and we use the terms “Company,” “we,” “us” and “our” to refer to ING U.S., Inc. together with its consolidated subsidiaries.

Our Company

We are a premier retirement, investment and insurance company serving the financial needs of approximately 13 million individual and institutional customers in the United States as of December 31, 2012. Our vision is to be America’s Retirement Company™. Our approximately 7,000 employees (as of December 31, 2012) are focused on executing our mission to make a secure financial future possible—one person, one family and one institution at a time. Through our retirement, investment management and insurance businesses, we help our customers save, grow, protect and enjoy their wealth to and through retirement. We offer our products and services through a broad group of financial intermediaries, independent producers, affiliated advisors and dedicated sales specialists throughout the United States.

Our extensive scale and breadth of product offerings are designed to help Americans achieve their retirement savings, investment income and protection goals. Our strategy is centered on preparing customers for “Retirement Readiness”—being emotionally and economically secure and ready for their retirement. We believe that the rapid aging of the U.S. population, weakening of traditional social safety nets, shifting of responsibility for retirement planning from institutions to individuals and growth in total retirement account assets will drive significant demand for our products and services going forward. We believe that we are well positioned to deliver on this Retirement Readiness need.

We believe that we help our customers achieve four essential financial goals, as they prepare for, enter and enjoy their retirement years.

•	Save. Our products enable our customers to save for retirement by establishing investment accounts through their employers or individually.

•

Grow. We provide advisory programs, Individual Retirement Accounts (“IRAs”), fixed annuities, brokerage accounts, mutual funds and accumulation insurance products to help our customers achieve their financial objectives.

•

Protect. Our specialized retirement and insurance products, such as universal life (“UL”), indexed universal life (“IUL”), term life and stable value products, allow our customers to protect against unforeseen life events and mitigate market risk.

•

Enjoy. Our income products such as target date funds, guaranteed income funds, fixed annuities, IRAs, mutual funds and accumulation insurance products enable our customers to meet income needs through retirement and achieve wealth transfer objectives.

We tailor our products to meet the unique needs of our individual and institutional customers. Our individual businesses are primarily focused on the middle and mass affluent markets; however we serve customers across the full income spectrum, especially in our Institutional Retirement Plans business, Retail and Alternative Fund businesses, and Employee Benefits segment. Similarly, our institutional businesses serve a broad range of customers, with customized offerings to the small-mid, large and mega market segments.

We believe that with our leading market positions, investment expertise, and distribution reach we are well positioned to generate attractive risk-adjusted returns and earnings growth for our shareholders over time.

We operate our principal businesses through three business lines: Retirement Solutions, Investment Management and Insurance Solutions. We refer to these business lines as our “ongoing business.” In addition, we also have Closed Blocks and Corporate reporting segments. Closed Blocks consists of three businesses where we have placed our portfolios in run-off—Closed Block Variable Annuity, Closed Block Institutional Spread Products and Closed Block Other. Our Corporate segment includes our corporate activities and corporate-level assets and financial obligations.

The following chart presents the key products we offer across each of our businesses.

Retirement Solutions. We are a leading provider of retirement services and products in the United States, with approximately $116.6 billion in assets under management (“AUM”) and $213.7 billion of assets under administration (“AUA”) as of December 31, 2012. We provide an extensive product range addressing both the accumulation and income distribution needs of customers, through a broad distribution footprint of approximately 2,400 affiliated representatives and thousands of non-affiliated agents and third party administrators (“TPAs”) as of December 31, 2012. Our Retirement Solutions business comprises two financial reporting segments: Retirement and Annuities.

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Retirement provides tax-deferred, employer-sponsored retirement savings plans and administrative services to nearly 48,000 plan sponsors covering more than 5 million plan participants in corporate, education, healthcare and government markets as of December 31, 2012. Retirement also provides rollover IRAs, and other retail financial products as well as comprehensive financial advisory services to individual customers. We serve a broad spectrum of employers ranging from small companies to the very largest of corporations and government entities. As of the latest Pensions and Investments survey published in March 2013, we rank second in the U.S. defined contribution plan market by number of record kept plan sponsors, third by number of plan participants served, and fifth by assets under management and administration at September 30, 2012. Retirement had $304.1 billion of AUM and AUA at December 31, 2012, of which $80.2 billion was full service business, $221.5 billion was recordkeeping and stable value business and $2.4 billion was Individual Markets business.

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Annuities provides fixed and indexed annuities, tax-qualified mutual fund custodial products and payout annuities for pre-retirement wealth accumulation and post-retirement income management sold through multiple channels, and had $26.1 billion of AUM at December 31, 2012.

Investment Management. We are a prominent full-service asset manager with $181.8 billion of AUM and $54.7 billion of AUA as of December 31, 2012, delivering client-oriented investment solutions and advisory services. We serve both individual and institutional customers, offering them domestic and international fixed income, equity, multi-asset and alternative investment products and solutions across a range of geographies, investment styles and capitalization spectrums.

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As of December 31, 2012, we managed $101.3 billion in our commercial business (comprised of $60.7 billion for third-party institutions and individual investors, and $40.6 billion in separate account assets for our Retirement Solutions, Insurance Solutions and Closed Block businesses) and $80.4 billion in general account assets. We are particularly focused on growing our commercial business, in which we achieved 11.3% organic AUM growth in 2012.

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We have a highly scalable business model and are among the twenty largest managers of institutional tax-exempt assets in the U.S. and ranked number one among defined contribution investment managers in client loyalty and favorability in 2011.

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As of December 31, 2012, our retail mutual fund portfolio assets totaled $22.0 billion. On a five-year asset-weighted basis, 77% of our mutual funds beat their Morningstar category average and 85% had lower volatility than their Morningstar competitor average as of December 31, 2012.

Insurance Solutions. We are one of the top providers of life insurance in the United States. In our focus individual products, term and universal life, we currently rank fifth and seventeenth, respectively, based on premiums sold as of December 31, 2012. We are also the fifth ranked provider of medical stop loss coverage in the United States based on in-force premiums as of December 31, 2012. Our Insurance Solutions business comprises two financial reporting segments: Individual Life and Employee Benefits.

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Individual Life provides wealth protection and transfer opportunities through universal, variable, and term products, distributed through independent channels to meet the needs of a broad range of customers from the middle-market through affluent market segments. As of December 31, 2012, the Individual Life distribution model is supported by independent life sales agents (over 2,200 independent general agents with access to over 93,000 producers), strategic distribution (over 30 independent managing directors supporting approximately 6,900 additional producers) and specialty markets (approximately 75 general agents with access to over 7,400 producers).

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Employee Benefits provides stop loss, group life, voluntary employee-paid and disability products to mid-sized and large businesses. As of December 31, 2012, the Company has 58 employee benefits sales representatives, across 19 sales offices, with average industry experience of 16 years. Approximately 59.4%, 18.8% and 9.6% of 2012 Employee Benefit sales were attributed to stop loss, life and voluntary products, respectively.

Closed Blocks. We separated our Closed Block Variable Annuity and Closed Block Institutional Spread Products segments from our other operations and made a strategic decision to stop actively writing new retail variable annuity products with substantial guarantee features and to run-off the institutional spread products portfolio over time. Accordingly, these segments have been classified as closed blocks and are managed separately from our ongoing business.

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Closed Block Variable Annuity. In 2009, we decided to cease sales of retail variable annuity products with substantial guarantee features (the last policies were issued in early 2010) and placed this portfolio in run-off. Subsequently, we refined our hedging program to dynamically protect regulatory and rating agency capital of the variable annuities block for adverse equity market movements. In addition, since 2010, we have increased statutory reserves considerably, added significant interest rate risk protection and have more closely aligned our policyholder behavior assumptions with experience. Our focus in managing our Closed Block Variable Annuity segment is on protecting regulatory and rating agency capital from equity market movements via hedging and judiciously looking for opportunities to accelerate the run-off of the block, where possible. We believe that our hedging program combined with our statutory reserves of $7.6 billion at December 31, 2012, related to the variable annuity block, provides adequate resources to fund a wide range of, but not all, possible market scenarios as well as a margin for adverse policyholder behavior.

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Closed Block Institutional Spread Products. In 2009, we also placed the institutional spread products portfolio in run-off. As of December 31, 2012, remaining assets in the institutional spread products portfolio had an amortized cost of $3.8 billion, down from a peak of $14.3 billion in 2008.

As of December 31, 2012, we had $461.0 billion in total AUM and AUA and total shareholder’s equity, excluding accumulated other comprehensive income/(loss) (“AOCI”) and noncontrolling interests, of $10.2 billion. In 2012, we generated $606.0 million of income before income taxes, $473.0 million of net income available to ING U.S., Inc.’s common shareholder and $918.3 million of operating earnings before income taxes. Operating earnings before income taxes is a non-GAAP financial measure. For a reconciliation of operating earnings before income taxes to income (loss) before income taxes, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—Company Consolidated.”

The following table presents the relative contributions of each of our reporting segments to our AUM and AUA, and total operating earnings before income taxes for the three months ended March 31, 2013. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—Company Consolidated” for a reconciliation of operating earnings before income taxes to Income (loss) before income taxes.

	AUM and AUA As of March 31, 2013	Total Operating Earnings Before Income Taxes Three Months Ended March 31, 2013
Business Line and Segments	$ in millions	$ in millions		%
Retirement Solutions:
Retirement	$318,637	$137.8		53.7%
Annuities	26,228	54.3		21.1%
Investment Management	243,358	30.1		11.7%
Insurance Solutions:
Individual Life	15,599	50.8		19.7%
Employee Benefits	1,754	12.4		4.8%
Eliminations	(173,416)	—		—
Total Ongoing Business	$432,160	$285.4		111.2%
Corporate	—	(50.1)		(19.5)%
Closed Blocks	49,051	21.4	(1)	8.3%
Total ING U.S.	$481,211	$256.7		100.0%

(1)	Our Closed Block Variable Annuity segment is managed to focus on protecting regulatory and rating agency capital rather than achieving operating metrics and, therefore, its results of operations are not reflected within operating earnings before income taxes.

Recent Events

Our Initial Public Offering. On May 1, 2013, we priced an initial public offering, or IPO, of our common stock. The IPO consisted of a primary component, in which we raised $600 million of gross proceeds through the sale of newly issued shares of common stock, and a secondary component, in which ING Group sold existing shares of our common stock. On May 2, 2013, our common stock began trading on the New York Stock Exchange under the symbol “VOYA”, reflecting our plan to rebrand from ING U.S. to Voya Financial over time following the IPO. Prior to the IPO, we were a wholly owned subsidiary of ING Group. After completion of the IPO, and the exercise by the underwriters in the IPO of an option to purchase additional shares of our common stock, ING Group’s ownership interest has been reduced to 71%. ING Group is required, under the terms of a restructuring plan approved by the European Commission, to divest at least 25% of its ownership interest in us by the end of 2013 (a requirement satisfied by the completion of our IPO), more than 50% of its ownership interest in us by the end of 2014, and 100% of its ownership interest in us by the end of 2016.

We have historically operated with a capital structure that reflected our status as a wholly owned subsidiary of ING Group, and have not historically relied on direct access to the capital markets to meet our financing needs. In order to prepare for our IPO, and for operation as a standalone public company, we have undertaken a number of recapitalization initiatives to more closely align our capital structure – both at the ING U.S., Inc. holding company level and on a consolidated basis – with other U.S. public companies. The receipt of $600 million of gross proceeds in the primary portion of the IPO, as well as the “reset to zero” and receipt of $1,434 million in extraordinary distributions from certain of our insurance operating companies described below, represented significant milestones in our recapitalization plan. Please see “Recapitalization” for a more complete description of the recapitalization activities that we have undertaken to date and expect to undertake in the future.

Receipt of Extraordinary Distributions. On May 8, 2013, our principal insurance subsidiaries paid extraordinary distributions to ING U.S., Inc. or Lion Holdings in the aggregate amount of $1,434 million in connection with our IPO recapitalization activities.

Creation of Ordinary Dividend Capacity for our Insurance Subsidiaries Through “Reset to Zero” of Negative Unassigned Surplus. Prior to our IPO, our principal insurance subsidiaries domiciled in Colorado, Iowa and Minnesota each had negative earned surplus accounts, and therefore had no ordinary dividend capacity. In order to obtain dividends or distributions from these insurance companies, we historically obtained approval from the insurance companies’ respective state regulators, which could be granted or withheld in the regulators’ discretion, for extraordinary dividends or distributions. On May 8, 2013, following the completion of our IPO and payment of $1,434 million of extraordinary distributions, these insurance companies each reset, on a one-time basis, their respective negative unassigned funds account as of December 31, 2012 (as reported in their respective 2012 statutory annual statements) to zero (with an offsetting reduction in gross paid-in capital and contributed surplus). These resets were made pursuant to permitted practices in accordance with statutory accounting practices granted by their respective domiciliary insurance regulators. A detailed description of the permitted practices is included in “Regulation—Insurance Regulation—Insurance Holding Company Regulation.”

This reset allows our principal insurance subsidiaries domiciled in Colorado, Iowa and Minnesota to more readily build up ordinary dividend capacity to the extent their operating results subsequent to December 31, 2012 generate positive earned surplus. Under applicable domiciliary insurance regulations, our principal insurance subsidiaries must deduct any extraordinary distributions or dividends paid in the preceding twelve months in calculating dividend capacity. We expect that these insurance subsidiaries will have ordinary dividend capacity only after twelve months have passed since the date such extraordinary dividends were paid, and that ILIAC (our Connecticut-domiciled insurance company subsidiary) will have ordinary dividend capacity before such date.

Market Environment and Opportunities

The current macroeconomic backdrop and financial market uncertainty, as well as the weakening of historical safety nets provided by governments and employers, such as Social Security and defined benefit plans, are increasing the need for Americans to plan for their own long-term financial security. Our products and services are designed to help individuals achieve their retirement savings, investment income and protection goals. We believe that we are uniquely positioned to benefit from a number of significant demographic and market trends, including the following:

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Rapid growth in aging U.S. population. In a 2010 study, the U.S. Census Bureau estimated that the number of Americans aged 65 and older will more than double over the next 40 years, increasing from 40.2 million in 2010 to 88.5 million in 2050. By 2050, it is estimated that over 20% of the U.S. population will be aged 65 or older, as compared to 13.0% in 2010.

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Fraying of traditional social safety nets. The U.S. Government Accountability Office has indicated that increasing life expectancy has created a risk that many retirees will outlive their retirement assets. Additionally, employer-sponsored private sector pension plans face severe funding deficits. According to a report by Mercer Consulting, a consulting and research firm, the aggregate funding deficit for pension plans sponsored by companies included on the Standard & Poor’s 1500 Index (“S&P 1500”) was $484 billion as of December 31, 2011. Americans realize that funding deficits in government and employer-sponsored pension plans leave them exposed to retirement income shortfalls. According to a 2012 LIMRA study, more than 64% of individuals aged 55 to 70 do not expect to receive enough income from Social Security and employer pensions to cover their basic living expenses through their retirement years.

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Growth in the retirement savings market. The U.S. Bureau of Labor Statistics estimates that private sector participation in defined benefit plans declined from 80% of full time employees in 1985 to 22% in 2011, while employee participation in defined contribution plans increased from 41% to 50% over the same period. Between 2000 and 2011, total assets held in defined contribution plans grew from $3.1 trillion to $5.0 trillion and total assets held in IRAs grew from $2.6 trillion in 2000 to $4.8 trillion in 2011, while total private sector defined benefit plan assets only grew from $2.0 trillion to $2.3 trillion. According to Cerulli Associates, a financial services research firm, total U.S. retirement account assets are expected to grow 38% from $16 trillion in 2011 to $22 trillion by 2016. The paradigm shift in savings responsibilities from institutions to individuals will drive much of this growth into the defined contribution and IRA markets, with defined contribution plan assets expected to grow from $4.8 trillion to $5.8 trillion and IRA assets expected to grow from $5.2 trillion to $7.6 trillion between 2011 and 2016. In addition, the anticipated growth of the rollover market presents a considerable long-term opportunity: according to LIMRA, assets rolled into IRAs exceeded $400 billion per year in 2011 (up 118% from 10 years ago) and are expected to reach approximately $600 billion per year by 2015.

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Insufficient life insurance coverage. According to the most recent study published by LIMRA in September 2011, 58 million or approximately half of all U.S. households do not believe they have sufficient life insurance coverage. The average U.S. household with life insurance coverage only owns enough to replace 3.6 years of income, as compared to the 7- to 12-year average recommended range as sourced by LIMRA.

We believe these market trends will drive increasing demand for our Retirement Solutions, Investment Management and Insurance Solutions businesses, and highlight the value of our holistic investment advisory approach as a means to help customers realize their retirement savings and income goals.

Our Competitive Strengths

We believe that we have a number of competitive strengths which will allow us to capitalize on attractive market opportunities as we develop and grow our business in a consistent and prudent manner.

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Leadership positions in our ongoing business with a broad range of product offerings capable of meeting the evolving financial needs of customers throughout their lives. We have leading positions in our Retirement Solutions and Insurance Solutions businesses and a prominent Investment Management business with top-tier investment performance across an array of asset classes. Few of our competitors have the breadth and scale across savings and financial protection products that customers will need throughout their lives.

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Our Retirement Solutions business ranks as the number two provider of defined contribution retirement plans in the U.S. as measured by the number of plan sponsors, and number three as measured by the number of plan participants for which we provide recordkeeping services as of September 30, 2012. We are one of the few retirement services providers in the U.S. capable of using our industry presence and scale to efficiently support small, mid, large and mega-sized employers in the 401(k), 403(b) and 457 market segments.

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Our Investment Management business is a leading U.S. based asset manager, with 77% of our mutual funds beating their Morningstar category average and 85% having lower volatility than their Morningstar competitor average on a five-year asset-weighted basis as of December 31, 2012.

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Our Insurance Solutions business provides a full range of product capabilities and is the fifth largest writer of term life, and the seventeenth largest writer of universal life based on premiums sold in the United States as of December 31, 2012. We are also the fifth largest provider of medical stop loss coverage based on premiums in force as of December 31, 2012.

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Relationships with approximately 13 million customers as of December 31, 2012. We believe the size, scope and long-standing market presence of our businesses provide us with access to millions of individual customers, relationships with and relevance to distributors across the financial services landscape, economies of scale, and an understanding of and ability to leverage best practices across our organization. We can offer customers with whom we have built a relationship, either through their employer or directly, a suite of products that can meet most of their lifetime protection and accumulation needs.

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Our institutional businesses provide us with the ability to access millions of individual customers in a cost-effective manner, and our comprehensive product suite gives us the opportunity to convert these touch points into long-term customer relationships.

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Our access to individuals at critical points in their lives and our ability to offer tailored protection, retirement, investment and savings products enables us to cultivate deep, long-lasting and profitable customer relationships. Our product suite includes roll-over IRAs, mutual funds and annuities which enables us to maintain a relationship with individuals entering retirement or exiting their current plan for any other reason. According to a 2011 report by LIMRA, approximately 75% of roll-over assets are captured by an institution with which the customer had a prior relationship.

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Extensive, multi-channel distribution network with strong producer relationships. We offer customers access to our products and services through a national, multi-channel distribution network that includes approximately 200,000 individual points of contact associated with both affiliated and unaffiliated distributors as of December 31, 2012.

•	We cultivate long-standing, loyal relationships with our distributors by providing innovative products, highly responsive service and efficient technology solutions.

•	Each of our businesses maintains its own distribution base, tailored by the nature of its products and preferences of its customers.

•	We have established extensive, multi-channel distribution networks in each of our ongoing businesses and believe these strong relationships are a key aspect of achieving our long term goals.

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Scalable operating platform. We have developed a highly scalable business model which positions us well for future growth opportunities. Our operating platform supports both current and significantly higher volumes of business, positioning us favorably for margin expansion in the future.

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Our Retirement Solutions business has operational centers of excellence that are leveraged across the Institutional Retirement Plans (full service and recordkeeping) and Individual Markets businesses to efficiently and cost effectively provide high quality services to all clients.

•	Our Investment Management business has developed product manufacturing capabilities that would enable the business to manage a significant amount of additional assets with limited increase in costs.

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Our Insurance Solutions business has scalable operational models that provide us the capability to add new business at attractive marginal costs and to quickly increase capacity to take advantage of attractive market conditions.

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Renewed financial strength. We have taken decisive actions to strengthen our balance sheet over the last four years by repositioning and reducing the risk of our investment portfolio, hedging our closed block against market-related volatility, deleveraging our capital structure and bolstering our holding company liquidity position.

•	Our U.S. insurance subsidiaries have maintained an estimated combined company action level risk-based capital ratio (“RBC ratio”) at or above 425% as of the end of each quarter during 2011 and 2012.

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Our investment portfolio of $95.5 billion as of December 31, 2012, is comprised of approximately 78.8% fixed maturity securities, of which 95.0% have been assigned credit quality ratings of 1 or 2 by the National Association of Insurance Commissioners (“NAIC”).

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Between December 31, 2008 and December 31, 2012, we reduced our Alt-A exposure 91.4% from $4.5 billion to $389.2 million, our subprime holdings 72.3% from $3.6 billion to $998.0 million and our commercial mortgage-backed securities (“CMBS”) exposure 53.2% from $9.4 billion to $4.4 billion based on amortized cost. As of December 31, 2012, we had no direct sovereign exposure to Greece, Ireland, Portugal, Spain or Italy (“peripheral Europe”) and no direct exposure to financial institutions based in those countries.

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We decided to cease sales of retail variable annuity products with substantial guarantee features (the last policies were issued in early 2010) and placed this portfolio and the institutional spread products portfolio in run-off. Subsequently, we refined our hedging program to dynamically protect regulatory and rating agency capital of the variable annuities block for adverse equity market movements. In addition, since 2010, we have increased statutory reserves considerably, added significant interest rate risk protection and have more closely aligned our policyholder behavior assumptions with experience.

•	We enhanced our capital structure and significantly reduced financial leverage.

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Stringent risk management approach. Over the past few years, we have become increasingly focused on risk management and risk control. We have established an independent risk management function with responsibility for all risk management across the organization enabling clear separation of duties between risk, finance and investment functions.

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We have comprehensive risk management and control procedures at all levels of our organization that support business strategies, formulate risk appetite, implement risk related policies and monitor limits.

•	We adhere to a strong policy and reporting framework that guides a multi-tiered risk governance structure in the assessment and management of risk and includes a daily feedback mechanism.

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We follow disciplined processes to assess, measure, report and manage risks, including product development and pricing, asset-liability management (“ALM”), capital management and risk mitigating activities such as hedging and reinsurance.

•	We maintain a dynamic hedging program that protects against select equity market and interest rate risks as illustrated by the recent extension of our Retirement stable value hedge to 80% coverage.

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Highly experienced management team, supported by deep bench of talent. Our senior management team has extensive experience in the retirement, investment management and insurance sectors and is supported by a diverse group of talented executives throughout the Company.

•	Our 9 executive officers average over 25 years of financial services experience and are actively instilling a performance-driven, execution-oriented culture across our organization.

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6 of our 9 executive officers have joined the Company since the financial crisis of 2008-2009, and have successfully put in place a set of strategies that are helping to define our Company today, including risk management initiatives, balance sheet discipline, and product portfolio improvements.

Summary Risk Factors

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	Continued difficult conditions in the global capital markets and the economy generally have affected and may continue to affect our business and results of operations;

•	The level of interest rates may adversely affect our profitability, particularly in the event of a continuation of the current low interest rate environment;

•	A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and adversely affect our results of operations and financial condition;

•	The inability of counterparties to meet their financial obligations could have an adverse effect on our results of operations;

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Our investment portfolio is subject to several risks that may diminish the value of our invested assets and the investment returns credited to customers, which could reduce our sales, revenues, AUM and results of operations;

•	We may face significant losses if mortality rates, morbidity rates, persistency rates or other underwriting assumptions differ significantly from our pricing expectations;

•	We expect that our ability to use beneficial U.S. tax attributes will be subject to limitations;

•	The performance of our Closed Block Variable Annuity segment depends on assumptions that may not be accurate;

•	Our Closed Block Variable Annuity hedging program may not be effective and may be more costly than anticipated;

•	Our businesses and those of our parent company and its affiliates are heavily regulated and changes in regulation or the application of regulation may reduce our profitability;

•	ING Group’s continuing significant interest in us may result in conflicts of interest;

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Our continuing relationship with ING Group, our ultimate parent, and with affiliates of ING Group, may affect our ability to operate and finance our business as we deem appropriate and changes with respect to ING Group could negatively impact us;

•	Our separation from ING Group could adversely affect our business and profitability due to ING Group’s strong brand and reputation;

•	We expect to incur incremental costs as a standalone public company; and

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The ability of our insurance subsidiaries to pay dividends and other distributions to ING U.S., Inc. will depend on their earnings, tax considerations, covenants contained in financing agreements and is limited by state insurance laws.

Our Business Strategy

Building on our core strengths, we intend to pursue strategies to deliver consistent earnings growth with attractive risk-adjusted returns while maintaining a strong balance sheet. The immediate focus of our strategy is to improve the operating return on equity (“operating ROE”) of our ongoing business. We have identified more than thirty ROE-enhancing projects across our businesses and functions intended to improve operating ROE of our ongoing business to a goal in the range of 12% to 13% by 2016. The operating return on capital (“operating ROC”) of our ongoing business increased from 6.6% in 2011 to 7.2% in 2012, and is expected to increase to a goal in the range of 10% to 11% by 2016. Operating ROE and operating ROC are non-GAAP financial measures. For additional detail on our ROC expansion goal and the calculation of operating ROE and operating ROC and reconciliations, see “Business—Operating Return on Capital Goal.” The cornerstones of our prudent ROE and ROC expansion strategy are the following:

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Improve the profitability of our existing franchises. We have identified and are actively pursuing several initiatives to improve profitability across our businesses. These initiatives include maintaining strict pricing discipline for new sales, re-pricing existing blocks of business that do not meet our return hurdles, allowing the run-off of unprofitable books that cannot be re-priced and adjusting policyholder crediting rates. For instance, we recently instituted price increases across certain term and universal life products, positioning them to earn double-digit returns. We are working to reduce our operating and information technology overhead by leveraging our procurement capabilities to reduce expenses, increasing our use of business process outsourcing services and employing “Six Sigma” statistical management techniques. We believe these initiatives will enhance our margins and support improved earnings and increased cash flow distributions from our operating subsidiaries to ING U.S., Inc. going forward.

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Focus on capital management across all businesses. We are highly focused on effectively managing the demands for capital across our businesses. We have prioritized growth in our higher return, less capital intensive Retirement Solutions and Investment Management businesses. Our Insurance Solutions business is focused on selling capital-efficient products such as indexed products in Individual Life and Employee Benefits products. The overall objective of these policies is to realign our businesses in a manner that will maximize free cash flow generation.

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Leverage leading market positions, investment performance, and distribution strength to drive profitable growth in select markets. Within Retirement Solutions, we are targeting the small-mid corporate and education retirement plan markets. We will target growth in the healthcare and government markets selectively based on opportunities for economically sustainable value delivery with acceptable returns. We are also seeking to expand relationships with our large recordkeeping-only clients by offering the full breadth of ING U.S.’s capabilities, including Retirement Readiness solutions, for their plan participants. Within Investment Management, we are focused on leveraging our strong investment track record and historical performance to attract new institutional and individual customers in our third party business and to increase the share of proprietary assets under the management of Retirement Solutions. Given our scalable operating platform we believe our growth will produce margin expansion in these segments. Also, although we are deemphasizing parts of our Insurance Solutions business, it provides key capabilities, broad distribution and seasoned underwriting that complement Retirement Solutions and Investment Management in helping customers attain their financial goals.

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Transcend boundaries between workplace benefits and personal financial products. We aim to deliver comprehensive solutions across our customer base by combining the capabilities of our three ongoing businesses. This combination of capabilities differentiates us from other financial services firms and allows us to capitalize on favorable demographic and social trends. For individuals, we intend to provide value-added services and increase the number of our products they consume. In Retirement Solutions, we have been seeking greater access to employees in employer-sponsored plans. We believe that such direct access will allow us to convert institutional relationships into individual ones and enable us to offer individuals entering retirement or exiting their current employer-sponsored plan for any other reason suitable products in which they can invest their retirement plan assets. In Insurance Solutions, we have been working with employer clients to offer a broader array of voluntary products to address the needs of their employees. Ultimately, we aspire to bridge the gap between workplace benefits and personal financial products in order to benefit our customers.

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Protect our balance sheet by prudently managing risks. Risk management is pervasive in everything we do as a Company. The coordination of our strategic, financial and risk functions has been critical to helping us focus on risk reduction initiatives as well as determining where to invest for the future. We have substantially reduced the risk of our investment portfolio since 2008 and intend to continue managing it conservatively. On the liability side, we have significantly deleveraged our capital structure, are keenly focused on managing tail risks and have implemented a hedging program designed to substantially mitigate the effect of market shocks on our regulatory and rating agency capital adequacy, especially as it relates to the Closed Block Variable Annuity segment. Our hedging program is constantly evaluated and revised in light of changing market conditions and to manage the trade-offs between capital preservation, cash flow, earnings and underlying economics.

Our Principal Stockholder

ING Group indirectly owns approximately 71% of our outstanding common stock. ING Group has informed us that it will divest its remaining holdings of our common stock in line with ING Group’s restructuring plan as agreed with the European Commission (the “EC”). See “—ING Group Restructuring Plan with European Commission.”

ING Group Restructuring Plan with European Commission

Prior to our initial public offering in May 2013, we were a wholly owned subsidiary of ING Group. In October 2009, ING Group submitted a restructuring plan (the “2009 Restructuring Plan”) to the EC in order to receive approval for state aid (the “Dutch State Transactions”) granted to ING Group by the Kingdom of the Netherlands (the “Dutch State”) in November 2008 and March 2009. To receive approval for this state aid, ING Group was required to divest its insurance and investment management businesses, including the Company. In this prospectus, we refer to any sale or other divestment of all or a portion of ING U.S., Inc. common stock by ING Group as a “Divestment Transaction.” On November 19, 2012, ING Group and the EC announced that the EC approved amendments to the 2009 Restructuring Plan (the “2012 Amended Restructuring Plan”).

The 2012 Amended Restructuring Plan requires ING Group to divest at least 25% of the Company by December 31, 2013, more than 50% of the Company by December 31, 2014, and 100% of the Company by December 31, 2016. ING Group divested 25% of the Company on May 7, 2013, in our initial public offering. The divestment of 50% of the Company is measured in terms of a divestment of over 50% of the shares of ING U.S., Inc., the loss of ING Group’s majority of directors on ING U.S., Inc.’s board of directors and the accounting deconsolidation of the Company (in line with IFRS accounting rules). In case ING Group does not satisfy its commitment to divest the Company as agreed with the EC, the Dutch State will renotify the recapitalization measure to the EC. In such a case, the EC may require additional restructuring measures or take enforcement actions against ING Group, or, at the request of ING Group and the Dutch State, could allow ING Group more time to complete the divestment. The 2012 Amended Restructuring Plan also contains provisions that could limit our business activities, including restricting our ability to make certain acquisitions or to conduct certain financing and investment activities. For additional information on the separation from ING Group and the 2012 Amended Restructuring Plan, see “Risk Factors—Risks Related to Our Separation from, and Continuing Relationship with, ING Group” and “Regulation—Dutch State Transactions and Restructuring Plan.”

Our Corporate Information

Prior to our initial public offering in May 2013, we were a wholly owned subsidiary of ING Group, a global financial institution of Dutch origin offering banking, retirement, insurance and investment management services. ING Group entered the United States life insurance market in 1975 through the acquisition of Wisconsin National Life Insurance Company, followed in 1976 with its acquisition of Midwestern United Life Insurance Company and Security Life of Denver Insurance Company in 1977. ING Group significantly expanded its presence in the United States in the late 1990s and 2000s with the acquisitions of Equitable Life Insurance Company of Iowa (1997), Furman Selz, an investment advisory company (1997), ReliaStar Life Insurance Company (including Pilgrim Capital Corporation) (2000), Aetna Life Insurance and Annuity Company (including Aeltus Investment Management) (2000) and CitiStreet (2008).

ING U.S., Inc. is a holding company incorporated in Delaware on April 7, 1999. It changed its name from ING America Insurance Holdings, Inc. to ING U.S., Inc. on June 14, 2012. Our initial public offering, or IPO, was completed on May 7, 2013. Our principal executive office is located at 230 Park Avenue, New York, New York 10169 and our telephone number is (212) 309-8200. Our website address is ing.us. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

We operate our businesses through a number of direct and indirect subsidiaries. The following organizational chart presents the ownership and jurisdiction of incorporation of our principal subsidiaries:

The chart above presents:

•	ING U.S., Inc., the issuer of the notes.

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Our principal intermediate holding company, Lion Connecticut Holdings Inc., the guarantor of the senior notes on a senior unsecured basis and of the junior subordinated notes on an unsecured, junior subordinated basis, which is the direct parent of a number of our insurance and non-insurance operating entities.

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Our principal operating entities that will be the primary sources of cash distributions to ING U.S., Inc. Specifically, these entities are our principal insurance operating companies (ING Life Insurance and Annuity Company (“ILIAC”), ING USA Annuity and Life Insurance Company (“ING USA”), Security Life of Denver Insurance Company (“SLD”) and ReliaStar Life Insurance Company (“RLI”)) and ING Investment Management LLC, the holding company for entities that operate our Investment Management business.

•	Security Life of Denver International Limited (“SLDI”), our re-insurance subsidiary domiciled in the Cayman Islands.

SUMMARY OF THE EXCHANGE OFFER

The summary below describes the principal terms of the exchange offer, which are set forth in more detail in “The Exchange Offer” section of this prospectus. As used in this section, the terms “Company,” “we,” “our” and “us” refer to ING U.S., Inc. and not to its consolidated subsidiaries.

The Exchange Offer	We are offering to exchange up to:

•	$1,000,000,000 aggregate principal amount of our outstanding 2.9% Senior Notes due 2018, for an equal aggregate principal amount of 2018 notes,

•	$850,000,000 aggregate principal amount of our outstanding 5.5% Senior Notes due 2022, for an equal aggregate principal amount of 2022 notes, and

•	$750,000,000 aggregate principal amount of our outstanding 5.650% Fixed-to-Floating Rate Junior Subordinated Notes due 2053, for an equal aggregate principal amount of junior subordinated notes.

In order to exchange an old note, you must follow the required procedures and we must accept the old note for exchange. We will exchange all outstanding old notes that are validly tendered and not validly withdrawn. However, you may only exchange old notes of any series in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The 2018 notes, 2022 notes and the junior subordinated notes will be identical in all material respects to the old 2018 notes, old 2022 notes and the old junior subordinated notes, respectively, except that the new notes will not contain restrictions on transfer, will not entitle their holders to certain registration rights relating to the old notes and will not entitle their holders to payment of additional interest in case of non-registration.

Expiration Date	Our exchange offer expires at 5:00 p.m., New York City time, on , 2013, unless we extend the expiration date. We may extend the expiration date for any reason. We will complete the exchange and issue the new notes promptly after that date.

Resale of New Notes	Based on interpretive letters of the SEC staff to third parties, we believe that you may offer for resale, resell and otherwise transfer the new notes issued pursuant to the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, if you:

•	are not a broker-dealer that acquired the old notes from us or in market-making transactions or other trading activities;

•	acquire the new notes issued in the exchange offer in the ordinary course of your business;

•	are not participating, and do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the new notes issued in the exchange offer; and

•	are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act.

By tendering your old notes as described in “The Exchange Offer—Procedures for Tendering,” you will be making representations to this effect. If you fail to satisfy any of these conditions, you cannot rely on the position of the SEC set forth in the interpretive letters referred to above and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes. If you are a broker-dealer that acquired old notes as a result of market-making or other trading activities, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes as described in this summary under “Restrictions on Sale by Broker-Dealers” below. We base our belief on interpretations by the SEC staff in no-action letters issued to other issuers in exchange offers like ours. We cannot guarantee that the SEC would make a similar decision about our exchange offer. If our belief is wrong, you could incur liability under the Securities Act. We will not protect you against any loss incurred as a result of this liability under the Securities Act.

Restrictions on Sale by Broker-Dealers	If you are a broker-dealer that has received new notes for your own account in exchange for old notes that were acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. We have agreed to maintain the effectiveness of the registration statement of which this prospectus is a part for a period of 180 days starting on the last date for acceptance for exchange of old notes for new notes, for use by broker-dealer in connection with such resale.

Consequences If You Do Not Exchange Your Old Notes	If you are eligible to participate in the exchange offer and you do not tender your old notes, you will not have any further registration or exchange rights and your old notes will continue to be subject to transfer restrictions. These transfer restrictions and the availability of new notes could adversely affect the trading market for your notes.

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, the following must be delivered to the exchange agent:

•	your old notes by timely confirmation of book-entry transfer through The Depository Trust Company (“DTC”);

•	an agent’s message from DTC, stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer; and

•	all other documents required by the letter of transmittal.

These actions must be completed before the expiration of the exchange offer. You must comply with DTC’s standard procedures for electronic tenders, by which you will agree to be bound by the letter of transmittal.

Guaranteed Delivery Procedures	If you are a registered holder of the outstanding notes and wish to tender your outstanding notes in the exchange offer but cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date you may tender your outstanding notes by following the procedures described under the caption “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of old notes any time prior to the expiration date.

Tax Consequences	The exchange of notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “United States Taxation.”

Use of Proceeds	We will not receive any cash proceeds from the exchange or the issuance of new notes in connection with the exchange offer. Old notes that are validly tendered and exchanged will be retired and canceled. We will pay all expenses incident to the exchange offer.

Exchange Agent	U.S. Bank National Association is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under “The Exchange Offer—Exchange Agent.” U.S. Bank National Association is the trustee under the indentures governing the notes.

SUMMARY OF THE TERMS OF THE NEW NOTES

The summary below describes the principal terms of the new notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The following is not intended to be complete. You should carefully review the “Description of the New Notes” section of this prospectus, which contains a more detailed description of the terms and conditions of the new notes. Capitalized terms not otherwise defined herein shall have the meanings given them in the “Description of the New Notes” section of this prospectus. As used in this section, the terms “Company,” “we,” “our” and “us” refer to ING U.S., Inc. and not to its consolidated subsidiaries.

The exchange offer applies to any and all outstanding old notes. The terms of the new notes will be essentially the same as the old notes they replace, except that (1) the new notes will not be subject to the restrictions on transfer that apply to the old notes, (2) the new notes will not be subject to the registration rights relating to the old notes and (3) the new notes will not contain provisions for payment of additional interest in case of non-registration. The new notes will evidence the same indebtedness as the old notes they replace, and will be issued under, and be entitled to the benefits of, the same indenture governing the issuance of the applicable old notes. As a result, the old 2018 notes and the 2018 notes will be treated as a single series under the senior notes indenture (as defined below), the old 2022 notes and the 2022 notes will be treated as a single series under the senior notes indenture and the old junior subordinated notes and the junior subordinated notes will be treated as a single series under the junior subordinated indenture (as defined below).

An investment in the new notes is subject to numerous risks, including risks related to our business, risks specific to the Closed Block Variable Annuity segment, risks related to regulation, risks related to our relationship with ING Group and other risks related to the new notes, as more fully described under “Risk Factors.” These risks could materially and adversely impact our business, results of operations, financial condition and liquidity, which could result in a partial or total loss of your investment in the new notes. You should carefully consider such risks before deciding to invest in the new notes.

THE SENIOR NOTES

Issuer	ING U.S., Inc.

Securities	Up to $1,000,000,000 aggregate principal amount of 2.9% Senior Notes due 2018.

Up to $850,000,000 aggregate principal amount of 5.5% Senior Notes due 2022.

Maturity Date	The 2018 notes will mature on February 15, 2018, and the 2022 notes will mature on July 15, 2022.

Interest	The 2018 notes will accrue interest at 2.9% per annum, payable semi-annually in arrears on each February 15 and August 15.

The 2022 notes will accrue interest at 5.5% per annum, payable semi-annually in arrears on each January 15 and July 15.

Subsidiary Guarantee; Future Subsidiary Guarantees	The senior notes will be guaranteed on a senior unsecured basis (the “senior guarantee”) by Lion Holdings and any other of the

Company’s domestic subsidiaries (any such subsidiary, together with Lion Holdings, a “subsidiary guarantor”) that becomes a borrower or guarantor under the Term Loan Agreement dated as of April 20, 2012 (the “Term Loan Agreement”) among the Company, Bank of America, N.A., as administrative agent, and the lenders from time to time party thereto, or the Revolving Credit Agreement dated as of April 20, 2012 (the “Revolving Credit Agreement”, and together with the Term Loan Agreement, the “Senior Unsecured Credit Facility”) among the Company, Bank of America, N.A., as administrative agent, swing line lender, fronting L/C issuer and several L/C agent and the lenders from time to time party thereto, as the Term Loan Agreement or the Revolving Credit Agreement may be amended, replaced, refinanced, amended and restated, supplemented or otherwise modified from time to time. Currently, no other domestic subsidiary of the Company is expected to guarantee the senior notes.

The senior guarantee of a subsidiary guarantor, except for Lion Holdings, will terminate if such subsidiary guarantor is permanently released from its guarantee under the Senior Unsecured Credit Facility.

Ranking	The senior notes will be senior unsecured obligations of the Company and will rank equally in right of payment with all of the Company’s existing and future unsecured and unsubordinated indebtedness. The senior notes will rank senior to any subordinated indebtedness of the Company. The senior guarantee will be the senior unsecured obligation of Lion Holdings and any other subsidiary guarantor and will rank equally in right of payment with all of the subsidiary guarantors’ respective other senior unsecured indebtedness from time to time outstanding.

The senior notes will be effectively subordinated to the indebtedness and other obligations of each of the Company’s subsidiaries, other than Lion Holdings and any other subsidiary guarantor.

Optional Redemption	The Company may, at its option, redeem, in whole or in part, the senior notes at any time and from time to time (any such date fixed for redemption, an “optional redemption date”) at a redemption price equal to the greater of:

•	100% of the principal amount of the senior notes being redeemed plus accrued and unpaid interest to, but excluding the optional redemption date; or

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the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes to be redeemed (not including any portion of those payments of interest accrued as of such optional redemption date), discounted from their respective scheduled payment dates to such optional redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus (1) 35 basis points in the case of the old 2018 notes and

(2) 50 basis points in the case of the old 2022 notes; plus, in each case, accrued and unpaid interest on the notes to the optional redemption date.

Change of Control Repurchase Event	101% plus accrued and unpaid interest upon a change of control repurchase event that occurs prior to the termination time as described in “Description of the New Notes—The Senior Notes—Change of Control Repurchase Event.”

Interest Rate Adjustment	The per annum interest rate payable on the senior notes will be subject to adjustment from time to time prior to November 3, 2013 as described in “Description of the New Notes—The Senior Notes—Interest Rate Adjustment.”

Limitation on Liens	Neither the Company nor any of its subsidiaries will create, assume, incur or guarantee any indebtedness for borrowed money which is secured by a mortgage, pledge, lien, security interest or other encumbrance on any capital stock of:

•	Lion Holdings, ILIAC, ING USA, RLI, SLD, SLDI or ING Investment Management LLC;

•	any successor to substantially all of the business of any such person which is also a subsidiary of the Company; or

•

any other subsidiary of the Company having direct or indirect control of any such person or successor (each person or successor referred to in this bullet or the preceding two bullets, a “restricted subsidiary”); except to the extent that any senior notes then outstanding shall be equally and ratably secured.

Limitation on Dispositions of Stock of Certain Subsidiaries	Neither the Company nor any of its subsidiaries will sell or otherwise dispose of any shares of capital stock (other than non-voting preferred stock) of any restricted subsidiary except for:

•	a sale or other disposition of any of such stock to a wholly owned subsidiary of the Company;

•	a sale or other disposition of all of a subsidiary’s stock for at least fair value (as determined by the Company’s board of directors acting in good faith);

•

a sale or other disposition required to comply with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at the Company’s request or the request of any of the Company’s subsidiaries; or

•	a sale or other disposition of the stock of ING USA or SLDI.

Consolidation, Merger, Sale of Assets and Other Transactions	The Company may not merge with or into or consolidate with another person or sell, assign, transfer, lease or convey all or substantially all of its properties and assets to, any other person other than a direct or indirect wholly owned subsidiary of the Company, and no person may merge with or into or consolidate with the Company or, except for any direct or indirect wholly owned subsidiary of the Company, sell, assign, transfer, lease or convey all or substantially all of its properties and assets to the Company, unless:

•

the Company is the surviving corporation or the person formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than the Company, is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia, and has expressly assumed by supplemental indenture all the obligations of the Company under the senior notes and the senior notes indenture;

•

immediately after giving effect to such transaction, no event of default or event that, after notice or lapse of time or both would become an event of default with respect to the senior notes has occurred and is continuing; and

•

the Company delivers to the trustee an officers’ certificate and an opinion of counsel, each stating that the supplemental indenture required in connection with the transaction complies with the senior notes indenture.

The senior notes indenture provides that, for the avoidance of doubt, a sale or other disposition of ING USA, SLDI, their respective assets or any assets constituting all or part of the Company’s Closed Block Variable Annuity segment does not constitute a sale or other disposition of substantially all of the properties and assets of the Company.

Events of Default	The following are events of default with respect to the senior notes:

•	the Company’s failure to pay any interest (including additional interest) on the senior notes when due and payable, continued for 30 days;

•	the Company’s failure to pay principal (or premium, if any) on the senior notes when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise;

•	the Company’s failure to observe or perform any other of its covenants or agreements with respect to the senior notes for 90 days after the Company receives notice of such failure;

•

certain events of default under any indebtedness for money borrowed of the Company or of any subsidiary guarantor which results in a principal amount in excess of $100,000,000 of indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, if such acceleration shall not have been rescinded or annulled, or such indebtedness shall not have been discharged, within a period of 15 days after written notice has been provided to the Company in accordance with the senior notes indenture by the trustee or to the Company and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding senior notes of the applicable series, specifying such event of default and requiring the Company to cause such acceleration to be rescinded or annulled or to cause such indebtedness to be discharged; and

•	certain events of bankruptcy, insolvency or reorganization of the Company or any subsidiary guarantor.

Form and Denomination	The senior notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The senior notes will be represented by one or more global securities registered in the name of Cede & Co., as nominee for The Depository Trust Company (“DTC”). Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global securities through either DTC (in the United States), or Clearstream or Euroclear (in Europe) if they are participants in those systems, or indirectly through organizations which are participants in those systems. We will issue certificated notes only in the limited circumstances described under “Book-Entry, Delivery and Form” in this prospectus.

Absence of a Public Market for the Notes	The senior notes will be a new issue of securities for which currently there is no established trading market. We do not intend to apply for listing of the senior notes on any exchange or include the senior notes on any quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the senior notes. See “Risk Factors—Risks Related to the Notes—The secondary market for the notes may be illiquid.”

Trustee and Indenture	The senior notes will be issued pursuant to the Indenture, dated as of July 13, 2012, among ING U.S., Inc., Lion Holdings and U.S. Bank National Association, as trustee, as supplemented, which we refer to as the “senior notes indenture.”

Governing Law	The senior notes indenture and the senior notes, and any claim, controversy or dispute arising under or related to the senior notes indenture or the senior notes, will be governed by and construed in accordance with the laws of the State of New York.

THE JUNIOR SUBORDINATED NOTES

Issuer	ING U.S., Inc.

Securities	Up to $750,000,000 aggregate principal amount of 5.650% Fixed-to-Floating Rate Junior Subordinated Notes due 2053

Maturity Date	May 15, 2053

Interest	Interest on the junior subordinated notes will accrue from May 16, 2013. From and including May 16, 2013 to, but excluding, May 15, 2023 or any earlier redemption date, the junior subordinated notes will bear interest at an annual rate of 5.65%, and we will pay accrued interest semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2013 and ending on May 15, 2023, subject to our rights and obligations described under “Description of the New Notes—The Junior Subordinated Notes—Option to Defer Interest Payments” in this prospectus. In the event that any interest payment date on or prior to May 15, 2023 falls on a day that is not a business day, the interest payment due on that date will be postponed to the next day that is a business day, and no interest will accrue as a result of that postponement.

From and including May 15, 2023 to, but excluding, the maturity date or any earlier redemption date, the junior subordinated notes will bear interest at an annual rate equal to three-month LIBOR plus 3.58% payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year (or if any of these days is not a business day, on the next business day, except that, if such business day is in the next succeeding calendar month, interest will be payable on the immediately preceding business day), beginning on August 15, 2023, subject to our rights and obligations described under “Description of the New Notes—The Junior Subordinated Notes—Option to defer interest payments” in this prospectus.

Option to Defer Interest Payments

So long as no event of default with respect to the junior subordinated notes has occurred and is continuing, we have the right, on one or more occasions, to defer the payment of interest on the junior subordinated notes for one or more consecutive interest periods for up to five years as described in “Description of the New Notes—The Junior Subordinated Notes—Option to Defer Interest Payments” in this prospectus. We may not defer interest beyond the maturity date of the junior subordinated notes, any earlier accelerated maturity date arising from an event of default with respect to the junior subordinated notes or any other earlier redemption of the junior subordinated notes. During a deferral period, interest will continue to accrue on the junior subordinated notes at the then-applicable rate of the junior subordinated notes described above and deferred interest on the junior subordinated notes will bear additional interest at the then-applicable interest rate of the junior subordinated notes, compounded on each interest payment date, subject to applicable law. If we have paid all deferred interest (including compounded interest thereon) on the junior subordinated notes, we can again defer interest payments on the junior subordinated notes as described above.

Subsidiary Guarantee; Future Subsidiary Guarantees	The junior subordinated notes will be guaranteed on an unsecured, junior subordinated basis (the “junior guarantee”) by Lion Holdings and any other of the Company’s domestic subsidiaries that becomes a borrower or guarantor under Senior Unsecured Credit Facility. Currently, no other domestic subsidiary of the Company is expected to guarantee the junior subordinated notes.

The junior guarantee of a subsidiary guarantor, except for Lion Holdings, will terminate if such subsidiary guarantor is permanently released from its guarantee under the Senior Unsecured Credit Facility.

Subordination	The junior subordinated notes will be unsecured, subordinated and junior in right of payment to all of our existing and future senior indebtedness and will rank pari passu with any debt securities we issue in the future that will rank equally with the junior subordinated notes (collectively, our “pari passu securities”). Our senior indebtedness will include, among other things, all of our indebtedness for borrowed money but will not include (1) obligations to trade creditors created or assumed by us in the ordinary course of business or (2) indebtedness that is by its terms subordinate, or not superior, in right of payment to the notes, including our pari passu securities, as more fully described under “Description of the New Notes—The Junior Subordinated Notes—Subordination.” All of our other existing indebtedness for money borrowed is senior to the junior subordinated notes. We currently have no pari passu securities outstanding. Each junior guarantee will be the unsecured, junior subordinated obligation of the relevant subsidiary guarantor and will be subordinated and junior in right of payment to all of such subsidiary guarantor’s existing and future senior indebtedness and will rank pari passu with all of the debt securities and guarantees of such subsidiary guarantor that rank equally with its junior guarantee.

As of March 31, 2013, the consolidated short- and long-term debt of ING U.S., Inc. ranking senior to the junior subordinated notes upon liquidation (including the old senior notes), totaled approximately $3,762.0 million. Payments on the junior subordinated notes will also be effectively subordinated to all existing and future liabilities of our subsidiaries to the extent of the assets of such subsidiaries, excluding non-senior indebtedness of Lion Holdings but including policyholder liabilities and contract owner account balances. See “Description of the New Notes—The Junior Subordinated Notes—Subordination” in this prospectus for the definition of “senior indebtedness.”

Certain Payment Restrictions Applicable to Us	At any time when we have given notice of our election to defer interest payments on the junior subordinated notes but the related deferral period has not yet commenced or a deferral period is continuing, we and our subsidiaries generally may not make payments on or redeem or purchase any shares of our capital stock or any of our debt securities or guarantees that rank upon our liquidation on a parity with or junior to the junior subordinated notes, subject to certain limited exceptions.

The terms of the junior subordinated notes permit us to make any payment of current or deferred interest on our indebtedness that ranks on a parity with the junior subordinated notes upon our liquidation (“parity securities”), including our pari passu securities, that is made pro rata to the amounts due on such parity securities (including the junior subordinated notes), and any payments of principal or current or deferred interest on parity securities that, if not made, would cause us to breach the terms of the instrument governing such parity securities.

For more information, see “Description of the New Notes—The Junior Subordinated Notes—Dividend and other payment stoppages during deferral periods and under certain other circumstances” in this prospectus.

Redemption	We may elect to redeem the junior subordinated notes:

•

in whole at any time or in part from time to time, on or after May 15, 2023 at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the junior subordinated notes are not redeemed in whole, at least $25 million aggregate principal amount of the junior subordinated notes, excluding any junior subordinated notes held by us or any of our affiliates, must remain outstanding after giving effect to such redemption; or

•

in whole, but not in part, at any time prior to May 15, 2023, within 90 days after the occurrence of a “tax event” or a “rating agency event”, at a redemption price equal to their principal amount or, if greater, a “make-whole redemption price”, in each case plus accrued and unpaid interest to but excluding the date of redemption.

For more information and the definitions of “tax event”, “rating agency event” and “make-whole redemption price”, see “Description of the New Notes—The Junior Subordinated Notes—Redemption” in this prospectus.

Events of Default	An “event of default” with respect to the junior subordinated notes shall occur only upon certain events of bankruptcy, insolvency or receivership involving ING U.S., Inc. or any subsidiary guarantor. If an event of default occurs and continues, the principal amount of the junior subordinated notes will automatically become due and payable without any declaration or other action on the part of the trustee or any holder of the junior subordinated notes.

There is no right of acceleration in the case of any payment default or other breaches of covenants under the junior subordinated indenture or the junior subordinated notes. Notwithstanding the foregoing, in the case of a default in the payment of principal of or interest on the junior subordinated notes, including any compounded interest (and, in the case of payment of deferred interest, such failure to pay shall have continued for 30 calendar days after the conclusion of any deferral period), the holder of a junior subordinated note may, or if directed by the holders of a majority in principal amount of the junior subordinated notes the trustee shall, subject to the conditions set forth in the junior subordinated indenture, demand payment of the amount then due and payable and may institute legal proceedings for the collection of such amount if we fail or a subsidiary guarantor fails to make payment thereof upon demand.

Form and Denomination	The junior subordinated notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The junior subordinated notes will be represented by one or more global securities registered in the name of Cede & Co., as nominee for DTC. Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global securities through either DTC (in the United States), or Clearstream or Euroclear (in Europe) if they are participants in those systems, or indirectly through organizations which are participants in those systems. We will issue certificated notes only in the limited circumstances described under “Book-Entry, Delivery and Form” in this prospectus.

Absence of a Public Market for the Notes	The junior subordinated notes will be a new issue of securities for which currently there is no established trading market. We do not intend to apply for listing of the junior subordinated notes on any exchange or include the junior subordinated notes on any quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the junior subordinated notes. See “Risk Factors—Risks Related to the Notes—The secondary market for the notes may be illiquid.”

Trustee and Junior Subordinated Indenture	The junior subordinated notes will be issued pursuant to the junior subordinated indenture, dated as of May 16, 2013, among ING U.S., Inc., Lion Holdings and U.S. Bank National Association, as trustee, as supplemented, which we refer to as the “junior subordinated indenture.”

Governing Law	The junior subordinated indenture and the junior subordinated notes, and any claim, controversy or dispute arising under or related to the junior subordinated indenture or the junior subordinated notes, will be governed by and construed in accordance with the laws of the State of New York.

SUMMARY CONSOLIDATED FINANCIAL DATA

Except for other supplemental data, the following summary consolidated financial data for the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 are derived from our audited Consolidated Financial Statements, which are included elsewhere in this prospectus. Except for other supplemental data, the summary consolidated financial data as of December 31, 2010 are derived from our audited Consolidated Financial Statements, which are not included in this prospectus. The following summary consolidated financial data for the three months ended March 31, 2013 and 2012 as of March 31, 2013 have been derived from the unaudited consolidated financial statements of the Company and, in the opinion of the management of the Company, reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such data for the respective interim periods. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results that might be expected for future quarterly periods or for the full year ended December 31, 2013.

Prospective investors should read these summary consolidated financial data together with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus.

	As of or for the Three Months Ended March 31		As of or for the Year Ended December 31,
($ in millions, except for share data)	2013	2012	2012	2011	2010
	(Unaudited)
Consolidated Operating Results
Net investment income	$1,198.7	$1,277.4	$4,697.9	$4,968.8	$4,987.0
Fee income	891.9	889.0	3,515.4	3,603.6	3,516.5
Premiums	471.9	461.6	1,861.1	1,770.0	1,707.5
Net realized capital gains (losses)	(874.8)	(1,249.9)	(1,280.8)	(1,531.4)	(1,678.0)
Total revenues	1,818.6	1,485.3	9,615.3	9,718.8	9,274.2
Interest credited and other benefits to contract owners/policyholders	1,061.4	1,018.2	4,861.6	5,742.0	5,027.3
Operating expenses	759.1	759.4	3,155.0	3,030.8	3,033.5
Net amortization of deferred policy acquisition costs and value of business acquired	130.5	173.7	722.3	387.0	746.6
Interest expense	44.4	24.3	153.7	139.3	332.5
Total benefits and expenses	2,032.9	1,998.2	9,009.3	9,441.0	9,236.4
Income (loss) before income taxes	(214.3)	(512.9)	606.0	277.8	37.8
Net income (loss)	(225.5)	(520.8)	611.2	102.8	(133.2)
Net income (loss) attributable to noncontrolling interest	(13.5)	(15.6)	138.2	190.9	(10.3)
Net income (loss) available to ING U.S., Inc.’s common shareholder	(212.0)	(505.2)	473.0	(88.1)	(122.9)

	As of or for the Three Months Ended March 31			As of or for the Year Ended December 31,
($ in millions, except for share data)	2013		2012	2012	2011	2010
	(Unaudited)
Consolidated Financial Position
Total investments	$92,213.8			$95,487.6	$92,819.2	$86,886.1
Assets held in separate accounts	103,098.3			97,667.4	88,714.5	95,588.1
Total assets	220,850.0			216,394.2	203,572.8	204,376.5
Future policy benefits and contract owner account balances	85,875.1			86,055.7	88,358.4	83,642.8
Short-term debt	321.2			1,064.6	1,054.6	5,464.6
Long-term debt	3,440.8			3,171.1	1,343.1	2,784.0
Liabilities related to separate accounts	103,098.3			97,667.4	88,714.5	95,588.1
Total ING U.S., Inc. shareholder’s equity, excluding AOCI(1)	9,938.3			10,164.2	9,758.9	5,857.5
Total ING U.S., Inc. shareholder’s equity	13,391.1			13,874.9	12,353.9	6,830.8
Segment Data(2)
Operating earnings before income taxes
Retirement Solutions
Retirement	$137.8		$123.9	$448.6	$441.9	$469.6
Annuities	54.3		36.4	102.2	387.6	115.0
Investment Management	30.1		33.0	134.5	87.5	50.1
Insurance Solutions
Individual Life	50.8		55.0	196.2	279.3	313.5
Employee Benefits	12.4		15.6	109.4	83.3	82.0

Total Ongoing Business	285.4		263.9	990.9	1,279.6	1,030.2
Corporate	(50.1)		(48.4)	(182.3)	(230.2)	(399.1)
Closed Blocks
Closed Block Institutional Spread Products	22.1		22.1	45.7	83.2	(3.8)
Closed Block Other	(0.7)		2.2	64.0	(13.0)	(6.7)

Total Closed Blocks(3)	21.4		24.3	109.7	70.2	(10.5)

Total operating earnings before income taxes	$256.7		$239.8	$918.3	$1,119.6	$620.6

Other Supplemental Data (unaudited)
AUM and AUA	$481,210.7		$453,761.1	$461,000.6	$438,046.4	$445,757.5
TAC(4)				7,871.9	8,071.0	6,998.0
RBC ratio(5)	451	%(6)		526%	488%	426%
Ratio of Earnings to Fixed Charges(7)(8)	NM			1.20	1.06	NM

(1)

Shareholder’s equity, excluding AOCI, is derived by subtracting Accumulated Other Comprehensive Income (AOCI) from ING U.S., Inc. shareholder’s equity—both components of which are presented in the respective Consolidated Balance Sheets. For a description of AOCI, see the Accumulated Other Comprehensive Income (Loss) note to the Consolidated Financial Statements. We provide shareholder’s equity, excluding AOCI, because it is a common measure used by insurance analysts and investment professionals in their evaluations.

(2)

Operating earnings before income taxes is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Operating Measures” for more details and “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—Company Consolidated” for a reconciliation to Income (loss) before income taxes.

(3)

Our Closed Block Variable Annuity segment is managed to focus on protecting regulatory and rating agency capital rather than achieving operating metrics and, therefore, its results of operations are not reflected within operating earnings before income taxes.

(4)	Estimated total adjusted capital (“TAC”) of our U.S. insurance subsidiaries on a combined basis.
(5)	Estimated combined RBC ratio for our U.S. insurance subsidiaries.
(6)	After giving effect to the extraordinary dividend made on May 8, 2013. Prior to the extraordinary dividend, the estimated RBC ratio on a combined basis is 556% as of March 31, 2013.
(7)

Earnings were insufficient to cover fixed charges at a 1:1 ratio by $213.0 million for the three months ended March 31, 2013 and $39.0 million for the year ended December 31, 2010. These ratios are presented as “NM” or not meaningful.

(8)

Interest and debt issue costs include interest costs related to variable interest entities of $36.8 million for the three months ended March 31, 2013 and $106.4 million, $68.4 million and $49.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. Excluding these costs as well as the earnings of the variable interest entities would result in a ratio of earnings to fixed charges of 1.19, 1.04, and 1.01 for the years ended December 31, 2012, 2011, and 2010, respectively.

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus, including our Consolidated Financial Statements and related new notes, before you decide to invest in the new notes. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition and results of operations could be materially affected. As a result, you could lose part or all of your investment in the notes.

Risks Related to the Exchange Offer

If you fail to exchange the old notes, they will remain subject to transfer restrictions, and it may be harder for you to resell and transfer your old notes.

The old notes were not registered under the Securities Act or under the securities laws of any state. Any old notes that remain outstanding after this exchange offer may continue to be subject to restrictions on their transfer. Thus, you may not resell the old notes, offer them for resale or otherwise transfer them unless they are subsequently registered or an exemption from the registration requirements of the Securities Act and applicable state securities laws is available. If you do not exchange your old notes for new notes by this exchange offer, or if you do not properly tender your old notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer your old notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. After this exchange offer, holders of old notes will not have any further rights to have their old notes exchanged for new notes registered under the Securities Act. The liquidity of the market for old notes that are not exchanged could be adversely affected by this exchange offer and you may be unable to sell your old notes.

Late deliveries of old notes and other required documents could prevent a holder from exchanging its old notes.

Holders are responsible for complying with all exchange offer procedures. The issuance of new notes in exchange for old notes will only occur upon completion of the procedures described in this prospectus under “The Exchange Offer.” Therefore, holders of old notes who wish to exchange them for new notes should allow sufficient time for timely completion of the exchange offer procedures. Neither we nor the exchange agent are obligated to extend the offer or notify you of any failure to follow the proper procedures or waive any defect if you fail to follow the proper procedures.

If you are a broker-dealer, your ability to transfer the new notes may be restricted.

A broker-dealer that purchased old notes for its own account as part of market-making or trading activities must comply with the prospectus delivery requirements of the Securities Act when it sells the new notes. Our obligation to make this prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their new notes.

Risks Related to Our Business—General

Continued difficult conditions in the global capital markets and the economy generally have affected and may continue to affect our business and results of operations.

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Concerns over the slow economic recovery, the level of U.S. national debt, the European sovereign debt crisis, the ability of certain countries to remain in the euro zone, unemployment, the availability and cost of credit, the U.S. housing market, inflation levels, energy costs and geopolitical issues have contributed to increased volatility and diminished expectations for the economy and the markets. In 2011, Standard & Poor’s

Ratings Services (“S&P”) lowered its long term sovereign credit rating on the United States from AAA to AA+. In addition, significant concerns regarding the sovereign debt of Greece, Ireland, Italy, Portugal and Spain, as well as certain other countries, are ongoing and in some cases have required countries to obtain emergency financing. The financial turmoil in Europe continues to be a threat to global capital markets and remains a challenge to global financial stability. If these or other countries require additional financial support or if sovereign credit ratings continue to decline, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. Additionally, the possibility of capital market volatility spreading through a highly integrated and interdependent banking system remains elevated. In the event of any default or similar event with respect to a sovereign issuer, some financial institutions may suffer significant losses for which they would require additional capital, which may not be available. These factors, combined with volatile oil prices, reduced business and consumer confidence and continued high unemployment, have negatively impacted the U.S. economy. Our results of operations, investment portfolio and AUM are exposed to these risks and may be adversely affected as a result. In addition, in the event of extreme prolonged market events, such as the recent global credit crisis, we could incur significant losses.

Even in the absence of a market downturn, our insurance, annuity, retirement and investment products, as well as our investment returns and our access to and cost of financing, are sensitive to equity, fixed income, real estate and other market fluctuations and general economic and political conditions. These fluctuations and conditions could materially and adversely affect our results of operations, financial condition and liquidity, including in the following respects:

•

We provide a number of insurance, annuity, retirement and investment products that expose us to risks associated with fluctuations in interest rates, market indices, securities prices, default rates, the value of real estate assets, currency exchange rates and credit spreads. The profitability of many of our insurance, annuity, retirement and investment products depends in part on the value of the general accounts and separate accounts supporting them, which may fluctuate substantially depending on the foregoing conditions.

•

Volatility or downturns in the equity markets can cause a reduction in fee income we earn from managing investment portfolios for third parties and fee income on certain annuity, retirement and investment products. Because these products and services generate fees related primarily to the value of AUM, a decline in the equity markets could reduce our revenues because of the reduction in the value of the investments we manage.

•

A change in market conditions, including prolonged periods of high or low inflation or interest rates, could cause a change in consumer sentiment and adversely affect sales and could cause the actual persistency of these products to vary from their anticipated persistency (the probability that a product will remain in force from one period to the next) and adversely affect profitability. Changing economic conditions or adverse public perception of financial institutions can influence customer behavior, which can result in, among other things, an increase or decrease in claims, lapses, withdrawals, deposits or surrenders in certain products, any of which could adversely affect profitability.

•

An equity market decline, decreases in prevailing interest rates, or a prolonged period of low interest rates could result in the value of guaranteed minimum benefits contained in certain of our life insurance, annuity and retirement products being higher than current account values or higher than anticipated in our pricing assumptions, requiring us to materially increase reserves for such products, and may result in a decrease in customer lapses, thereby increasing the cost to us. In addition, such a scenario could lead to increased amortization and/or unfavorable unlocking of our deferred acquisition cost (“DAC”) and value of business acquired (“VOBA”).

•

Reductions in employment levels of our existing employer customers may result in a reduction in underlying employee participation levels, contributions, deposits and premium income for certain of our retirement products. Participants within the retirement plans for which we provide certain services may elect to effect withdrawals from these plans, or reduce or stop their payroll deferrals to these plans, which would reduce assets under management or administration and our revenues.

•

We have significant investment and derivative portfolios that include, among other investments, corporate securities, asset-backed securities (“ABS”), equities and commercial mortgages. Economic conditions as well as adverse capital market and credit conditions, interest rate changes, changes in mortgage prepayment behavior or declines in the value of underlying collateral will impact the credit quality, liquidity and value of our investment and derivative portfolios, potentially resulting in higher capital charges and unrealized or realized losses and decreased investment income. The value of our investments and derivative portfolios may also be impacted by reductions in price transparency, changes in the assumptions or methodology we use to estimate fair value and changes in investor confidence or preferences, which could potentially result in higher realized or unrealized losses and have a material adverse effect on our results of operations or financial condition. Market volatility may also make it difficult to value certain of our securities if trading becomes less frequent.

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Market conditions determine the availability and cost of the reinsurance protection we purchase and may result in additional expenses for reinsurance or an inability to obtain sufficient reinsurance on acceptable terms, which could adversely affect the profitability of future business and the availability of capital to support new sales.

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Hedging instruments we use to manage product and other risks might not perform as intended or expected, which could result in higher realized losses and unanticipated cash needs to collateralize or settle such transactions. Adverse market conditions can limit the availability and increase the costs of hedging instruments, and such costs may not be recovered in the pricing of the underlying products being hedged. In addition, hedging counterparties may fail to perform their obligations resulting in unhedged exposures and losses on positions that are not collateralized.

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Regardless of market conditions, certain investments we hold, including privately placed fixed income investments, investments in private equity funds and commercial mortgages, are relatively illiquid. If we need to sell these investments, we may have difficulty selling them in a timely manner or at a price equal to what we could otherwise realize by holding the investment to maturity.

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We are exposed to interest rate and equity risk based upon the discount rate and expected long-term rate of return assumptions associated with our pension and other retirement benefit obligations. Sustained declines in long-term interest rates or equity returns could have a negative effect on the funded status of these plans and/or increase our future funding costs.

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Fluctuations in our operating results and our investment portfolio may impact our tax profile, our ability to optimally utilize tax attributes and our deferred income tax assets. See “—We expect that our ability to use beneficial U.S. tax attributes will be subject to limitations.”

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A default by any financial institution or by a sovereign could lead to additional defaults by other market participants. The failure of a sufficiently large and influential institution could disrupt securities markets or clearance and settlement systems and lead to a chain of defaults, because the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which we interact on a daily basis. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, results of operations, financial condition, liquidity and/or business prospects. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

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Widening credit spreads, if not offset by equal or greater declines in the risk-free interest rate, would also cause the total interest rate payable on newly issued securities to increase, and thus would have the same effect as an increase in underlying interest rates with respect to the valuation of our current portfolio.

Continuing market turmoil has resulted in, and may continue to raise the possibility of, legislative, regulatory and governmental actions. We cannot predict whether or when such actions may occur, or what impact, if any, such actions could have on our business, results of operations and financial condition.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital, as well as the cost of credit and capital.

Adverse capital market conditions may affect the availability and cost of borrowed funds, thereby impacting our ability to support or grow our businesses. We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock, maintain our securities lending activities and replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer. As a holding company with no direct operations, our principal assets are the capital stock of our subsidiaries. Payments of dividends and advances or repayment of funds to us by our insurance subsidiaries are restricted by the applicable laws and regulations of their respective jurisdictions, including laws establishing minimum solvency and liquidity thresholds.

For our insurance and other subsidiaries, the principal sources of liquidity are insurance premiums and fees, annuity deposits and cash flow from investments and assets. At the holding company level, sources of liquidity in normal markets also include a variety of short-term liquid investments and short- and long-term instruments, including credit facilities, commercial paper, equity securities and medium- and long-term debt.

In the event current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry and our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be limited if regulatory authorities or rating agencies take negative actions against us. If our internal sources of liquidity prove to be insufficient, there is a risk that we may not be able to successfully obtain additional financing on favorable terms, or at all. Any actions we might take to access financing may cause rating agencies to reevaluate our ratings.

Disruptions, uncertainty or volatility in the capital and credit markets, such as that experienced over the past few years, may also limit our access to capital. Such market conditions may in the future limit our ability to raise additional capital to support business growth, or to counter-balance the consequences of losses or increased regulatory reserves and rating agency capital requirements. This could force us to (1) delay raising capital, (2) reduce, cancel or postpone interest payments on our debt, (3) issue capital of different types or under different terms than we would otherwise or (4) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results of operations, financial condition, liquidity, statutory capital and rating agency capital position could be materially and adversely affected by disruptions in the financial markets.

The level of interest rates may adversely affect our profitability, particularly in the event of a continuation of the current low interest rate environment.

Changes in prevailing interest rates may negatively affect our business including the level of net interest margin we earn. In a period of changing interest rates, interest expense may increase and interest credited to policyholders may change at different rates than the interest earned on assets. Accordingly, changes in interest rates could decrease net interest margin. Changes in interest rates may negatively affect the value of our assets and our ability to realize gains or avoid losses from the sale of those assets, all of which also ultimately affect earnings. In addition, our insurance and annuity products and certain of our retirement and investment products are sensitive to inflation rate fluctuations. A sustained increase in the inflation rate in our principal markets may also negatively affect our business, financial condition and results of operation. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in mispricing of our products, which could materially and adversely impact our results of operations.

During periods of declining interest rates or a prolonged period of low interest rates, life insurance and annuity products may be relatively more attractive to consumers due to minimum guarantees that are frequently mandated by regulators, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance and annuity contracts remaining in force from year-to-year than we anticipated in our pricing, potentially resulting in greater claims costs than we expected and asset liability cash flow mismatches. A decrease in interest rates or a prolonged period of low interest rates may also require additional provisions for guarantees included in life insurance and annuity contracts, as the guarantees become more valuable to policyholders. During a period of decreasing interest rates or a prolonged period of low interest rates, our investment earnings may decrease because the interest earnings on our recently purchased fixed income investments will likely have declined in parallel with market interest rates. In addition, a prolonged low interest rate period may result in higher costs for certain derivative instruments that may be used to hedge certain of our product risks. Residential mortgage-backed securities (“RMBS”) and callable fixed income securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and contract owners and returns on our investment portfolios. An extended period of declining interest rates or a prolonged period of low interest rates may also cause us to change our long-term view of the interest rates that we can earn on our investments. Such a change in our view would cause us to change the long-term interest rate that we assume in our calculation of insurance assets and liabilities under U.S. generally accepted accounting principles (“GAAP”). This revision would result in increased reserves, accelerated amortization of DAC and other unfavorable consequences. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and an extended period of low interest rates may increase the statutory capital we are required to hold and the amount of assets we must maintain to support statutory reserves.

We believe a continuation of the current low interest rate environment would also negatively affect our financial performance. For example, should new money investment rates remain at approximately the same level observed over the second half of 2012 and not rise through the end of 2016, we estimate that would reduce our current operating earnings projections by 3-5% in each of 2013, 2014, 2015 and 2016, in each case as compared to our current projections for such year. See “Business—Operating Return on Capital Goal.” This estimated reduction in operating earnings primarily reflects (1) lower investment income, as we invest new premiums and reinvest proceeds from maturing investments at rates lower than the yield on our current investment portfolio, and (2) higher amortization of DAC/VOBA. We believe reduced crediting rates offset the lower investment income, but that such reductions would only be partially effective due to the presence of minimum credited rates on many of our products. Under this scenario, we do not currently expect that loss recognition testing will result in charges to net income. These estimates do not assume any changes to our long-term DAC assumptions and do not reflect significant management actions, other than reductions to crediting rates. In addition, we estimate that a continuation of the current low interest rate environment would reduce our total company estimated combined RBC ratio (which includes the effect from the Closed Blocks) by approximately 10 percentage points in 2013, and by 2016 the cumulative reduction of our RBC ratio would be approximately 50 percentage points from our current expectations. These estimates include the consideration of cash flow testing and other statutory reserve requirements, and exclude potential secondary impacts, such as adverse changes in policyholder behavior. See “—The performance of our Closed Block Variable Annuity segment depends on assumptions that may not be accurate.”

Conversely, in periods of rapidly increasing interest rates, policy loans, withdrawals from, and/or surrenders of, life insurance and annuity contracts and certain guaranteed investment contracts (“GICs”) may increase as policyholders choose to seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed income investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realized investment losses. Regardless of whether we realize an investment loss, such cash payments would result in a decrease in total invested assets and may decrease our net income and capitalization levels. Premature withdrawals may also cause us to accelerate amortization of DAC, which would also reduce our net income. An increase in market interest rates could also have a material adverse effect on the value of our investment portfolio by, for example, decreasing the estimated fair values of the fixed income securities within our investment portfolio. An increase in market interest rates could also create a significant collateral posting requirement associated with our interest rate hedge programs, which could materially and adversely affect liquidity. In addition, an increase in market interest rates could require us to pay higher interest rates on debt securities we may issue in the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results of operations. Lastly, an increase in interest rates could result in decreased fee income associated with a decline in the value of variable annuity account balances invested in fixed income funds.

A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and adversely affect our results of operations and financial condition.

Ratings are important to our business. Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. Our credit ratings are important to our ability to raise capital through the issuance of debt and to the cost of such financing. Financial strength ratings, which are sometimes referred to as “claims-paying” ratings, represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under an insurance policy. Financial strength ratings are important factors affecting public confidence in insurers, including our insurance company subsidiaries. The financial strength ratings of our insurance subsidiaries are important to our ability to sell our products and services to our customers. Ratings are not recommendations to buy our securities. Each of the rating agencies reviews its ratings periodically, and our current ratings may not be maintained in the future.

Our ratings could be downgraded at any time and without notice by any rating agency. For example, in December 2011, both S&P and Moody’s Investors Service, Inc. (“Moody’s”) downgraded the financial strength ratings of our insurance companies as a result of the announcement by ING Group regarding the financial impact of the change in policyholder behavior assumptions in our Closed Block Variable Annuity segment, which resulted in a charge of €1.1 billion against the results of that segment, as reflected in ING Group’s 2011 financial statements reported under International Financial Reporting Standards (“IFRS”). For a description of material rating actions that have occurred from the beginning of 2011 through the date of this prospectus, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Ratings.”

We receive explicit guarantees of our commercial paper program and certain credit facilities from ING Verzekeringen N.V. (“ING V”), a wholly owned subsidiary of ING Group and our indirect parent. The balance of commercial paper outstanding under the commercial paper program has been reduced to zero in 2013, and we expect to terminate this program. A downgrade of the credit rating of ING V could impact our ability to increase the amount of collateral that we are required to provide under these credit facilities. Also, ING Bank N.V. (“ING Bank”), an affiliate, provides certain letter of credit (“LOC”) facilities to the Company. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Contingent Capital Letter of Credit.” A downgrade of ING Bank could negatively impact our ability to utilize these facilities as reinsurance collateral. On June 15, 2012, Moody’s downgraded the long-term debt ratings of ING Group from A1 to A3 with negative outlook and ING Bank from Aa3 to A2 with negative outlook. At the same time, Moody’s took negative ratings actions with respect to a number of European-based banking organizations. On November 16, 2012, S&P lowered its starting point for ratings for commercial banks operating in the Netherlands to BBB from A- and therefore revised the outlook on ING Bank to negative and affirmed the respective A+ and A counterparty credit ratings. At the same time S&P took various ratings actions on Dutch banks. For information on additional collateral requirements in case of a downgrade of our or ING V’s ratings, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Potential Impact of a Ratings Downgrade.”

A downgrade of the financial strength rating of one of our principal insurance subsidiaries could affect our competitive position by making it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings. This could lead to a decrease in AUM and result in lower fee income. Furthermore, sales of assets to meet customer withdrawal demands could also result in losses, depending on market conditions. In addition, a downgrade in either our financial strength or credit ratings could potentially, among other things, increase our borrowing costs and make it more difficult to access financing; adversely affect access to the commercial paper market or the availability of LOCs and other financial guarantees; result in additional collateral requirements, or other required payments or termination rights under derivative contracts or other agreements; and/or impair, or cause the termination of, our relationships with creditors, broker-dealers, distributors, reinsurers or trading counterparties, which could potentially negatively affect our profitability, liquidity and/or capital. In addition, we use assumptions of market participants in estimating the fair value of our liabilities, including insurance liabilities that are classified as embedded derivatives under GAAP. These assumptions include our nonperformance risk (i.e., the risk that the obligations will not be fulfilled). Therefore, changes in our credit or financial strength ratings may affect the fair value of our liabilities.

As rating agencies continue to evaluate the financial services industry, it is possible that rating agencies will heighten the level of scrutiny that they apply to financial institutions, increase the frequency and scope of their credit reviews, request additional information from the companies that they rate and potentially adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. It is possible that the outcome of any such review of us would have additional adverse ratings consequences, which could have a material adverse effect on our results of operations, financial condition and liquidity. We may need to take actions in response to changing standards or capital requirements set by any of the rating agencies which could cause our business and operations to suffer. We cannot predict what additional actions rating agencies may take, or what actions we may take in response to the actions of rating agencies.

Because we operate in highly competitive markets, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.

In each of our businesses we face intense competition, including from domestic and foreign insurance companies, broker-dealers, financial advisors, asset managers and diversified financial institutions, both for the ultimate customers for our products and for distribution through independent distribution channels. We compete based on a number of factors including brand recognition, reputation, quality of service, quality of investment advice, investment performance of our products, product features, scope of distribution, price, perceived financial strength and credit ratings. A decline in our competitive position as to one or more of these factors could adversely affect our profitability. In addition, we may in the future sacrifice our competitive or market position in order to improve our profitability. Many of our competitors are large and well-established and some have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, or have higher claims-paying or credit ratings than we do.

In recent years, there has been substantial consolidation among companies in the financial services industry resulting in increased competition from large, well-capitalized financial services firms. Future economic turmoil may accelerate additional consolidation activity. Many of our competitors also have been able to increase their distribution systems through mergers or contractual arrangements. Furthermore, larger competitors may have lower operating costs and have an ability to absorb greater risk, while maintaining financial strength ratings, allowing them to price products more competitively. These competitive pressures could result in increased pressure on the pricing of certain of our products and services, and could harm our ability to maintain or increase profitability. In addition, if our financial strength and credit ratings are lower than our competitors, we may experience increased surrenders and/or a significant decline in sales. The competitive landscape in which we operate may be further affected by the government sponsored programs in the United States and similar governmental actions outside of the United States in response to the dislocations in financial markets. Competitors that receive governmental financing, guarantees or other assistance, or that are not subject to the same regulatory constraints, may have or obtain pricing or other competitive advantages. Due to the competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete within the industry or that competition will not have a material adverse impact on our business, results of operations and financial condition.

Our risk management policies and procedures, including hedging programs, may prove inadequate for the risks we face, which could negatively affect our business or result in losses.

We have developed risk management policies and procedures, including hedging programs that utilize derivative financial instruments, and expect to continue to do so in the future. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective, particularly during extremely turbulent times. Many of our methods of managing risk and exposures are based upon observed historical market behavior or statistics based on historical models. As a result, these methods may not predict future exposures, which could be significantly greater than historical measures indicate. Other risk management methods depend on the evaluation of information regarding markets, customers, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective.

We employ various strategies, including hedging and reinsurance, with the objective of mitigating risks inherent in our business and operations. These risks include current or future changes in the fair value of our assets and liabilities, current or future changes in cash flows, the effect of interest rates, equity markets and credit spread changes, the occurrence of credit defaults, currency fluctuations and changes in mortality and longevity. We seek to control these risks by, among other things, entering into reinsurance contracts and derivative instruments, such as swaps, options, futures and forward contracts. See “—Reinsurance subjects us to the credit risk of reinsurers and may not be available, affordable or adequate to protect us against losses” for a description of risks associated with our use of reinsurance. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from such risks. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. We may incur losses on transactions after taking into account our hedging strategies. In particular, certain of our hedging strategies focus on the protection of regulatory and rating agency capital, rather than GAAP earnings. Because our regulatory capital and rating agency capital react differently to market movements than our variable annuity guarantee hedge program target, we have executed a capital hedge overlay (“CHO”) program to generally target these differences. As GAAP accounting differs from the methods used to determine regulatory reserves and rating agency capital requirements, our hedge programs may create earnings volatility in our GAAP financial statements. Further, the nature, timing, design or execution of our hedging transactions could actually increase our risks and losses. Our hedging strategies and the derivatives that we use, or may use in the future, may not adequately mitigate or offset the hedged risk and our hedging transactions may result in losses.

Past or future misconduct by our employees, registered representatives of our broker-dealer subsidiaries or employees of our vendors could result in violations of law by us or our subsidiaries, regulatory sanctions and/or serious reputational or financial harm and the precautions we take to prevent and detect this activity may not be effective in all cases. Although we employ controls and procedures designed to monitor associates’ business decisions and to prevent us from taking excessive or inappropriate risks, associates may take such risks regardless of such controls and procedures. Our compensation policies and practices are reviewed by us as part of our overall risk management program, but it is possible that such compensation policies and practices could inadvertently incentivize excessive or inappropriate risk taking. If our associates take excessive or inappropriate risks, those risks could harm our reputation and have a material adverse effect on our results of operations and financial condition.

The inability of counterparties to meet their financial obligations could have an adverse effect on our results of operations.

Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers or guarantors of securities we hold, customers, reinsurers, trading counterparties, securities lending and repurchase counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other factors, or even rumors about potential defaults by one or more of these parties, could have a material adverse effect on our results of operations, financial condition and liquidity.

We routinely execute a high volume of transactions such as unsecured debt instruments, derivative transactions and equity investments with counterparties and customers in the financial services industry, including brokers and dealers, commercial and investment banks, mutual and hedge funds, institutional clients, futures clearing merchants, swap dealers, insurance companies and other institutions, resulting in large periodic settlement amounts which may result in our having significant credit exposure to one or more of such counterparties or customers. Many of these transactions are comprised of derivative instruments with a number of counterparties in order to hedge various risks, including equity and interest rate market risk features within many of our insurance and annuity products. Our obligations under our products are not changed by our hedging activities and we are liable for our obligations even if our derivative counterparties do not pay us. As a result, we face concentration risk with respect to liabilities or amounts we expect to collect from specific counterparties and customers. A default by, or even concerns about the creditworthiness of, one or more of these counterparties or customers could have an adverse effect on our results of operations or liquidity. There is no assurance that losses on, or impairments to the carrying value of, these assets due to counterparty credit risk would not materially and adversely affect our business, results of operations or financial condition.

We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Our credit risk may also be exacerbated when the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced during the recent financial crisis. The termination of contracts and the foreclosure on collateral may subject us to claims for the improper exercise of rights under the contracts. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity.

Requirements to post collateral or make payments related to changes in market value of specified assets may adversely affect liquidity.

The amount of collateral we may be required to post under short-term financing agreements and derivative transactions may increase under certain circumstances. Pursuant to the terms of some transactions, we could be required to make payment to our counterparties related to any change in the market value of the specified collateral assets. Such requirements could have an adverse effect on liquidity. Furthermore, with respect to any such payments, we may have unsecured risk to the counterparty as these amounts may not be required to be segregated from the counterparty’s other funds, may not be held in a third-party custodial account and may not be required to be paid to us by the counterparty until the termination of the transaction. Additionally, the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the resultant changes in collateral requirements may increase the need for liquidity and eligible collateral assets in excess of what is already being held.

For a discussion on certain obligations we have with respect to the posting of collateral upon the occurrence of certain events, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Potential Impact of a Ratings Downgrade.”

Our investment portfolio is subject to several risks that may diminish the value of our invested assets and the investment returns credited to customers, which could reduce our sales, revenues, AUM and results of operations.

Fixed income securities represent a significant portion of our investment portfolio. We are subject to the risk that the issuers, or guarantors, of fixed income securities we own may default on principal and interest payments they owe us. We are also subject to the risk that the underlying collateral within ABS, including mortgage-backed securities, may default on principal and interest payments causing an adverse change in cash flows. The occurrence of a major economic downturn, acts of corporate malfeasance, widening mortgage or credit spreads, or other events that adversely affect the issuers, guarantors or underlying collateral of these securities could cause the estimated fair value of our fixed income securities portfolio and our earnings to decline and the default rate of the fixed income securities in our investment portfolio to increase. A ratings downgrade affecting issuers or guarantors of securities in our investment portfolio, or similar trends that could worsen the credit quality of such issuers, or guarantors could also have a similar effect. Similarly, a ratings downgrade affecting a security we hold could indicate the credit quality of that security has deteriorated and could increase the capital we must hold to support that security to maintain our RBC ratio. See “—A decrease in the RBC ratio (as a result of a reduction in statutory surplus and/or increase in risk-based capital (“RBC”) requirements) of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our business, results of operations and financial condition.” We are also subject to the risk that cash flows resulting from the payments on pools of mortgages that serve as collateral underlying the mortgage-backed securities we own may differ from our expectations in timing or size. Cash flow variability arising from an unexpected acceleration in mortgage prepayment behavior can be significant, and could cause a decline in the estimated fair value of certain “interest-only” securities within our mortgage-backed securities portfolio. Any event reducing the estimated fair value of these securities, other than on a temporary basis, could have a material adverse effect on our business, results of operations and financial condition.

We derive operating revenues from providing investment management and related services. Our revenues depend largely on the value and mix of AUM. Our investment management related revenues are derived primarily from fees based on a percentage of the value of AUM. Any decrease in the value or amount of our AUM because of market volatility or other factors negatively impacts our revenues and income. Global economic conditions, changes in the equity markets, currency exchange rates, interest rates, inflation rates, the yield curve, defaults by derivative counterparties and other factors that are difficult to predict affect the mix, market values and levels of our AUM. The funds we manage may be subject to an unanticipated large number of redemptions as a result of such events, causing the funds to sell securities they hold, possibly at a loss, or draw on any available lines of credit to obtain cash, or use securities held in the applicable fund, to settle these redemptions. We may, in our discretion, also provide financial support to a fund to enable it to maintain sufficient liquidity in such an event. Additionally, changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenue and income, as we generally derive higher fee revenues and income from equity products than from fixed-income products we manage. Any decrease in the level of our AUM resulting from price declines, interest rate volatility or uncertainty, increased redemptions or other factors could negatively impact our revenues and income.

From time to time we invest our capital to seed a particular investment strategy or investment portfolio. We may also co-invest in funds or take an equity ownership interest in certain structured finance/investment vehicles that we manage for our customers. Any decrease in the value of such investments could negatively affect our revenues and income.

Our investment performance is critical to the success of our investment management and related services business, as well as to the profitability of our insurance, annuity and retirement products. Poor investment performance as compared to third-party benchmarks or competitor products could lead to a decrease in sales of investment products we manage and lead to redemptions from existing products, generally lowering the overall level of AUM and reducing the management fees we earn. We cannot assure you that past or present investment performance in the investment products we manage will be indicative of future performance. Any poor investment performance may negatively impact our revenues and income.

Some of our investments are relatively illiquid and are in asset classes that have been experiencing significant market valuation fluctuations.

We hold certain assets that may lack liquidity, such as privately placed fixed income securities, commercial mortgage loans, policy loans and limited partnership interests. These asset classes represented 26.0% of the carrying value of our total cash and invested assets as of December 31, 2012. If we require significant amounts of cash on short notice in excess of normal cash requirements or are required to post or return collateral in connection with our investment portfolio, derivatives transactions or securities lending activities, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both.

The reported values of our relatively illiquid types of investments do not necessarily reflect the current market price for the asset. If we were forced to sell certain of our assets in the current market, there can be no assurance that we would be able to sell them for the prices at which we have recorded them and we might be forced to sell them at significantly lower prices.

We invest a portion of our invested assets in investment funds, many of which make private equity investments. The amount and timing of income from such investment funds tends to be uneven as a result of the performance of the underlying investments, including private equity investments. The timing of distributions from the funds, which depends on particular events relating to the underlying investments, as well as the funds’ schedules for making distributions and their needs for cash, can be difficult to predict. As a result, the amount of income that we record from these investments can vary substantially from quarter to quarter. Recent equity and credit market volatility may reduce investment income for these types of investments.

Our CMO-B portfolio exposes us to market and behavior risks.

We manage a portfolio of various collateralized mortgage obligation (“CMO”) tranches in combination with financial derivatives as part of a proprietary strategy we refer to as “CMO-B,” as described under “Investments—CMO-B Portfolio.” As of December 31, 2012, our CMO-B portfolio had $3.6 billion in total assets, consisting of notional or principal securities backed by mortgages secured by single-family residential real estate, and including interest-only securities, principal-only securities, inverse-floating rate (principal) securities and inverse interest-only securities. The CMO-B portfolio is subject to a number of market and behavior risks, including interest rate risk and prepayment risk. Interest rate risk represents the potential for adverse changes in portfolio value resulting from changes in the general level of interest rates. Prepayment risk represents the potential for adverse changes in portfolio value resulting from changes in residential mortgage prepayment speed, which in turn depends on a number of factors, including conditions in both credit markets and housing markets. As of December 31, 2012 and December 31, 2011, approximately 33.1% and 32.8%, respectively, of the Company’s CMO holdings were invested in those types of CMOs, such as interest-only or principal-only strips, which are subject to more prepayment and extension risk than traditional CMOs. In addition, government policy changes affecting residential housing and residential housing finance, such as government agency reform and government sponsored refinancing programs, and Federal Reserve Bank purchases of agency mortgage securities, or “QE3”, could alter prepayment behavior and result in adverse changes to portfolio values. While we actively monitor our exposure to these and other risks inherent in this strategy, we cannot assure you that our hedging and risk management strategies will be effective; any failure to manage these risks effectively could materially and adversely affect our results of operations and financial condition. In addition, although we believe our CMO-B portfolio has performed well for a number of years, and particularly well since the recent financial crisis, primarily due to persistently low levels of short-term interest rates and mortgage prepayments in an atmosphere of tightened housing-related credit availability, this portfolio may not continue to perform as well in the future.

Defaults or delinquencies in our commercial mortgage loan portfolio may adversely affect our profitability.

The commercial mortgage loans we hold face both default and delinquency risk. We establish loan specific estimated impairments at the balance sheet date. These impairments are based on the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan’s original effective interest rate, the estimated fair value of the loan’s collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan’s observable market price. We also establish valuation allowances for loan losses when, based on past experience, it is probable that a credit event has occurred and the amount of the loss can be reasonably estimated. These valuation allowances are based on loan risk characteristics, historical default rates and loss severities, real estate market fundamentals and outlook as well as other relevant factors. As of December 31, 2012, our commercial loan portfolio included $9.0 million (0.1%) of commercial loans that were in the process of foreclosure. No other commercial mortgage loans were 90 or more days past due. The performance of our commercial mortgage loan investments may fluctuate in the future. In addition, legislative proposals that would allow or require modifications to the terms of commercial mortgage loans could be enacted. We cannot predict whether these proposals will be adopted, or what impact, if any, such laws, if enacted, could have on our business or investments. An increase in the delinquency and default rate of our commercial mortgage loan portfolio could adversely impact our results of operations and financial condition.

Further, any geographic or sector concentration of our commercial mortgage loans may have adverse effects on our investment portfolios and consequently on our results of operations or financial condition. While we generally seek to mitigate the risk of sector concentration by having a broadly diversified portfolio, events or developments that have a negative effect on any particular geographic region or sector may have a greater adverse effect on the investment portfolios to the extent that the portfolios are concentrated, which could affect our results of operations and financial condition.

In addition, liability under environmental protection laws resulting from our commercial mortgage loan portfolio and real estate investments could affect our results of operations or financial condition. Under the laws of several states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of cleanup. In some states, such a lien has priority over the lien of an existing mortgage against the property, which would impair our ability to foreclose on that property should the related loan be in default. In addition, under the laws of some states and under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, we may be liable for costs of addressing releases or threatened releases of hazardous substances that require remedy at a property securing a mortgage loan held by us, regardless of whether or not the environmental damage or threat was caused by the obligor, which could harm our results of operations and financial condition. We also may face this liability after foreclosing on a property securing a mortgage loan held by us.

Our investment management business operations are complex and a failure to properly perform services could have an adverse effect on our revenues and income.

Our investment management and related services include, among other things, portfolio management, investment advice, fund administration, shareholder services, transfer agency, underwriting, distribution, custodial, trustee and other fiduciary services. In order to be competitive, we must properly perform our administrative and related responsibilities, including recordkeeping and accounting, security pricing, corporate actions, compliance with investment restrictions, daily net asset value computations, account reconciliations and required distributions to fund shareholders. Further, certain of our subsidiaries may act as general partner for various investment partnerships, which may subject them to liability for the partnerships’ liabilities. If we fail to properly perform and monitor our investment management operations, our business could suffer and our revenues and income could be adversely affected.

Our products and services are complex and are frequently sold through intermediaries, and a failure to properly perform services or the misrepresentation of our products or services could have an adverse effect on our revenues and income.

Many of our products and services are complex and are frequently sold through intermediaries. In particular, our insurance businesses are reliant on intermediaries to describe and explain their products to potential customers. The intentional or unintentional misrepresentation of our products and services in advertising materials or other external communications, or inappropriate activities by our personnel or an intermediary, could adversely affect our reputation and business prospects, as well as lead to potential regulatory actions or litigation.

Revenues, earnings and income from our investment management business operations could be adversely affected if the terms of our asset management agreements are significantly altered or the agreements are terminated.

Our revenues from our investment management business operations are dependent on fees earned under asset management and related services agreements that we have with the clients and funds we advise. Operating revenues for this segment were $545.5 million for the year ended December 31, 2012 and $491.9 million for the year ended December 31, 2011, and could be adversely affected if these agreements are altered significantly or terminated. The decline in revenue that might result from alteration or termination of our asset management services agreements could have a material adverse impact on our results of operations or financial condition. Operating earnings before income taxes was $134.5 million for the year ended December 31, 2012 and $87.5 million for the year ended December 31, 2011. In addition, under certain laws, most notably the Investment Company Act of 1940, as amended (the “Investment Company Act”) and the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), advisory contracts may require approval or consent from clients or fund shareholders in the event of an assignment of the contract or a change in control of the investment adviser. Were a transaction to result in an assignment or change in control, the inability to obtain consent or approval from clients or shareholders of mutual funds or other investment funds could result in a significant reduction in advisory fees.

The valuation of many of our financial instruments includes methodologies, estimations and assumptions that are subject to differing interpretations and could result in changes to investment valuations that may materially and adversely affect our results of operations and financial condition.

The following financial instruments are carried at fair value in our financial statements: fixed income securities, equity securities, derivatives, embedded derivatives, assets and liabilities related to consolidated investment entities, and separate account assets. We have categorized these instruments into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), while quoted prices in markets that are not active or valuation techniques requiring inputs that are observable for substantially the full term of the asset or liability are Level 2.

Factors considered in estimating fair values of securities, and derivatives and embedded derivatives related to our securities include coupon rate, maturity, principal paydown including prepayments, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer and quoted market prices of comparable securities. Factors considered in estimating the fair values of embedded derivatives and derivatives related to product guarantees (collectively, “guaranteed benefit derivatives”) include risk-free interest rates, long-term equity implied volatility, interest rate implied volatility, correlations among mutual funds associated with variable annuity contracts and actuarial assumptions such as mortality rates, lapse rates and benefit utilization, as well as the amount and timing of policyholder deposits and partial withdrawals. The impact of our risk of nonperformance is also reflected in the estimated fair value of guaranteed benefit derivatives. In many situations, inputs used to measure the fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, we will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

The determinations of fair values are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

During periods of market disruption, including periods of rapidly changing credit spreads or illiquidity, it has been and will likely continue to be difficult to value certain of our securities, such as certain mortgage-backed securities, if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that could become illiquid in a difficult financial environment. In such cases, more securities may fall to Level 3 and thus require more subjectivity and management judgment in determining fair value. As such, valuations may include inputs and assumptions that are less observable or require greater estimation, thereby resulting in values that may differ materially from the value at which the investments may be ultimately sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within the financial statements, and the period-to-period changes in value could vary significantly. Decreases in value could have a material adverse effect on our results of operations and financial condition. As of December 31, 2012, 7.3%, 91.5% and 1.2% of our available-for-sale securities were considered to be Level 1, 2 and 3, respectively.

The determination of the amount of allowances and impairments taken on our investments is subjective and could materially and adversely impact our results of operations or financial condition. Gross unrealized losses may be realized or result in future impairments, resulting in a reduction in our net income (loss).

We evaluate investment securities held by us for impairment on a quarterly basis. This review is subjective and requires a high degree of judgment. For fixed income securities held, an impairment loss is recognized if the fair value of the debt security is less than the carrying value and we no longer have the intent to hold the debt security; if it is more likely than not that we will be required to sell the debt security before recovery of the amortized cost basis; or if a credit loss has occurred.

When we do not intend to sell a security in an unrealized loss position, potential credit related other-than-temporary impairments are considered using a variety of factors, including the length of time and extent to which the fair value has been less than cost, adverse conditions specifically related to the industry, geographic area in which the issuer conducts business, financial condition of the issuer or underlying collateral of a security, payment structure of the security, changes in credit rating of the security by the rating agencies, volatility of the fair value changes and other events that adversely affect the issuer. In addition, we take into account relevant broad market and economic data in making impairment decisions.

As part of the impairment review process, we utilize a variety of assumptions and estimates to make a judgment on how fixed income securities will perform in the future. It is possible that securities in our fixed income portfolio will perform worse than our expectations. There is an ongoing risk that further declines in fair value may occur and additional other-than-temporary impairments may be recorded in future periods, which could materially and adversely affect our results of operations and financial condition. Furthermore, historical trends may not be indicative of future impairments or allowances.

Fixed income and equity securities classified as available-for-sale are reported at their estimated fair value. Unrealized gains or losses on available-for-sale securities are recognized as a component of other comprehensive income (loss) and are therefore excluded from net income (loss). The accumulated change in estimated fair value of these available-for-sale securities is recognized in net income (loss) when the gain or loss is realized upon the sale of the security or in the event that the decline in estimated fair value is determined to be other-than-temporary (“OTTI”) and an impairment charge to earnings is taken. Such realized losses or impairments may have a material adverse effect on our net income (loss) in a particular quarterly or annual period. For example, we recorded OTTI of $55.1 million, $502.7 million and $890.8 million in net realized capital losses for the years ended December 31, 2012, 2011 and 2010, respectively.

Our participation in a securities lending program and a reverse repurchase program subjects us to potential liquidity and other risks.

We participate in a securities lending program whereby blocks of securities, which are included in fixed income securities and short-term investments, are loaned to third-party borrowers, primarily major brokerage firms and commercial banks. We generally obtain cash collateral in an amount equal to 102% of the estimated fair value of the loaned securities, which is obtained at the inception of a loan and maintained at a level greater than or equal to 100% for the duration of the loan. The cash collateral received is typically invested in fixed income securities. A return of loaned securities by a borrower would require us to liquidate the investments held as collateral and return the cash collateral associated with such loaned securities.

We also participate in a reverse repurchase program whereby we sell fixed income securities to third-party repurchase counterparties, primarily major brokerage firms and commercial banks, with a concurrent agreement to repurchase those same securities at a determined future date. Our policy requires that, at all times during the term of the reverse repurchase agreements, cash or other types of collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. The cash proceeds received under the reverse repurchase program are typically invested in fixed income securities and cannot be returned prior to the scheduled repurchase date; however, market conditions on the repurchase date may limit our ability to enter into new agreements. The repurchase of securities or our inability to enter into new reverse repurchase agreements would require us to return the cash collateral proceeds associated with such transactions on the repurchase or maturity date.

For both securities lending and reverse repurchase transactions, in some cases, the maturity of the securities held as invested collateral (i.e., securities that we have purchased with cash collateral received) may exceed the term of the related securities on loan and the estimated fair value may fall below the amount of cash received as collateral and invested. If we are required to return significant amounts of cash collateral on short notice and we are forced to sell securities to meet the return obligation, we may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than we otherwise would have been able to realize under normal market conditions, or both. In addition, under adverse capital market and economic conditions, liquidity may broadly deteriorate, which would further restrict our ability to sell securities. If we decrease the amount of our securities lending and reverse repurchase activities over time, the amount of net investment income generated by these activities will also likely decline. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Securities Lending.”

Differences between actual claims experience and reserving assumptions may adversely affect our results of operations or financial condition.

We establish and hold reserves to pay future policy benefits and claims. Our reserves do not represent an exact calculation of liability, but rather are actuarial or statistical estimates based on data and models that include many assumptions and projections, which are inherently uncertain and involve the exercise of significant judgment, including assumptions as to the levels and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits, investment results (including equity market returns), retirement, mortality, morbidity and persistency. We periodically review the adequacy of reserves and the underlying assumptions. We cannot, however, determine with precision the amounts that we will pay for, or the timing of payment of, actual benefits, claims and expenses or whether the assets supporting our policy liabilities, together with future premiums, will grow to the level assumed prior to payment of benefits or claims. If actual experience differs significantly from assumptions or estimates, reserves may not be adequate. If we conclude that our reserves, together with future premiums, are insufficient to cover future policy benefits and claims, we would be required to increase our reserves and incur income statement charges for the period in which we make the determination, which could materially and adversely affect our results of operations and financial condition.

We may face significant losses if mortality rates, morbidity rates, persistency rates or other underwriting assumptions differ significantly from our pricing expectations.

We set prices for many of our insurance and annuity products based upon expected claims and payment patterns, using assumptions for mortality rates, or likelihood of death, and morbidity rates, or likelihood of sickness, of our policyholders. In addition to the potential effect of natural or man-made disasters, significant changes in mortality or morbidity could emerge gradually over time due to changes in the natural environment, the health habits of the insured population, technologies and treatments for disease or disability, the economic environment, or other factors. The long-term profitability of our insurance and annuity products depends upon how our actual mortality rates, and to a lesser extent actual morbidity rates, compare to our pricing assumptions. In addition, prolonged or severe adverse mortality or morbidity experience could result in increased reinsurance costs, and ultimately, reinsurers might not offer coverage at all. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we would have to accept an increase in our net risk exposures, revise our pricing to reflect higher reinsurance premiums, or otherwise modify our product offering.

Pricing of our insurance and annuity products is also based in part upon expected persistency of these products, which is the probability that a policy will remain in force from one period to the next. Persistency of our annuity products may be significantly and adversely impacted by the increasing value of guaranteed minimum benefits contained in many of our variable annuity products due to poor equity market performance or extended periods of low interest rates as well as other factors. The minimum interest rate guarantees in our fixed annuities may also be more valuable in extended periods of low interest rates. Persistency could be adversely affected generally by developments adversely affecting customer perception of us. Results may also vary based on differences between actual and expected premium deposits and withdrawals for these products. Many of our deferred annuity products also contain optional benefits that may be exercised at certain points within a contract. We set prices for such products using assumptions for the rate of election of deferred annuity living benefits and other optional benefits offered to our contract owners. The profitability of our deferred annuity products may be less than expected, depending upon how actual contract owner decisions to elect or delay the utilization of such benefits compare to our pricing assumptions. The development of a secondary market for life insurance, including stranger-owned life insurance, life settlements or “viaticals” and investor-owned life insurance, and the potential development of third-party investor strategies in the annuities business, could also adversely affect the profitability of existing business and our pricing assumptions for new business. Actual persistency that is lower than our persistency assumptions could have an adverse effect on profitability, especially in the early years of a policy, primarily because we would be required to accelerate the amortization of expenses we defer in connection with the acquisition of the policy. Actual persistency that is higher than our persistency assumptions could have an adverse effect on profitability in the later years of a block of business because the anticipated claims experience is higher in these later years. If actual persistency is significantly different from that assumed in our current reserving assumptions, our reserves for future policy benefits may prove to be inadequate. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy, the adjustments permitted under the terms of the policies may not be sufficient to maintain profitability. Many of our products, however, do not permit us to increase premiums or adjust charges and credits during the life of the policy or during the initial guarantee term of the policy. Even if permitted under the policy, we may not be able or willing to raise premiums or adjust other charges for regulatory or competitive reasons.

Pricing of our products is also based on long-term assumptions regarding interest rates, investment returns and operating costs. Management establishes target returns for each product based upon these factors, the other underwriting assumptions noted above and the average amount of regulatory and rating agency capital that we must hold to support in-force contracts. We monitor and manage pricing and sales to achieve target returns. Profitability from new business emerges over a period of years, depending on the nature and life of the product, and is subject to variability as actual results may differ from pricing assumptions. Our profitability depends on multiple factors, including the comparison of actual mortality, morbidity and persistency rates and policyholder behavior to our assumptions; the adequacy of investment margins; our management of market and credit risks associated with investments; our ability to maintain premiums and contract charges at a level adequate to cover mortality, benefits and contract administration expenses; the adequacy of contract charges and availability of revenue from providers of investment options offered in variable contracts to cover the cost of product features and other expenses; and management of operating costs and expenses.

Unfavorable developments in interest rates, credit spreads and policyholder behavior can result in adverse financial consequences related to our stable value products, and our hedging program and risk mitigation features may not successfully offset these consequences.

We offer stable value products primarily as a fixed rate, liquid asset allocation option for employees of our plan sponsor customers within the defined contribution funding plans offered by our Retirement business. These products are designed to provide a guaranteed annual credited rate (currently between zero and three percent) on the invested assets in addition to enabling participants the right to withdraw and transfer funds at book value.

The sensitivity of our statutory reserves and surplus established for the stable value products to changes in interest rates, credit spreads and policyholder behavior will vary depending on the magnitude of these changes, as well as on the book value of assets, the market value of assets, the guaranteed credited rates available to customers and other product features. Realization or re-measurement of these risks may result in an increase in the reserves for stable value products, and could materially and adversely affect our financial position or results of operations. In particular, in low interest rate environments, we bear exposure to the risk that the credited rate exceeds the earned rate on guaranteed annual credited rate products, and, in a rising interest rate environment, we are exposed to the risk of financial disintermediation through a potential increase in the level of book value withdrawals.

To the extent that our hedging program and other risk mitigating features do not operate as intended or are not fully effective, we remain exposed to the risks described above.

We may be required to accelerate the amortization of DAC, deferred sales inducements (“DSI”) and/or VOBA, any of which could adversely affect our results of operations or financial condition.

DAC represents the incremental costs related directly to the acquisition of new and renewal insurance and annuity contracts. DSI represents amounts that are credited to a policyholder’s account balance as an inducement to purchase a contract. VOBA represents the present value of estimated cash flows embedded in acquired business, plus renewal commissions and certain other costs on such acquired business. Capitalized costs associated with DAC, DSI and VOBA are amortized in proportion to actual and estimated gross profits, gross premiums or gross revenues depending on the type of contract. Management, on an ongoing basis, tests the DAC, DSI and VOBA recorded on our balance sheets to determine if these amounts are recoverable under current assumptions. In addition, management regularly reviews the estimates and assumptions underlying DAC, DSI and VOBA. The projection of estimated gross profits, gross premiums or gross revenues requires the use of certain assumptions, principally related to separate account fund returns in excess of amounts credited to policyholders, policyholder behavior such as surrender and lapse rates, interest margin, expense margin, mortality, future impairments and hedging costs. Estimating future gross profits, gross premiums or gross revenues is a complex process requiring considerable judgment and the forecasting of events well into the future. If these assumptions prove to be inaccurate, if an estimation technique used to estimate future gross profits, gross premiums or gross revenues is changed, or if significant or sustained equity market declines occur and/or persist, we could be required to accelerate the amortization of DAC, DSI and VOBA, which would result in a charge to earnings. Such adjustments could have a material adverse effect on our results of operations and financial condition.

Reinsurance subjects us to the credit risk of reinsurers and may not be available, affordable or adequate to protect us against losses.

We cede life insurance policies and annuity contracts to other insurance companies through reinsurance. However, we remain liable to the underlying policyholders, even if the reinsurer defaults on its obligations with respect to the ceded business. If a reinsurer fails to meet its obligations under the reinsurance contract, we will be forced to cover the claims on the reinsured policies. In addition, a reinsurer insolvency may cause us to lose our reserve credits on the ceded business, in which case we would be required to establish additional reserves.

In addition, if a reinsurer loses its accredited reinsurer status in any state where were we are licensed to do business, we will not be entitled to take credit for reinsurance in that state if the reinsurer does not post sufficient qualifying assets in a qualifying trust or post qualifying LOCs, and we would be required to establish additional reserves. Similarly, the credit for reinsurance taken by our insurance subsidiaries under affiliated and unaffiliated offshore reinsurance agreements is, under certain conditions, dependent upon the offshore reinsurer’s ability to obtain and provide sufficient qualifying assets in a qualifying trust or qualifying letters of credit issued by qualifying lending banks. The cost of letters of credit, when available, continues to be very expensive in the current economic environment. Because of this, our affiliated offshore reinsurer has established and will continue to pursue alternative sources for qualifying reinsurance collateral. If these steps are unsuccessful, or if unaffiliated non-accredited reinsurers that have reinsured business from our insurance subsidiaries are unsuccessful in obtaining sources of qualifying reinsurance collateral, our insurance subsidiaries might not be able to obtain full reserve credit. Loss of reserve credit by an insurance subsidiary would require it to establish additional reserves and would result in a decrease in the level of its capital, which could have a material adverse effect on our profitability, results of operations and financial condition.

We had $696.7 million and $679.1 million of unsecured unaffiliated reinsurance recoverable balances with offshore or other reinsurers not accredited by the domiciliary regulators of our insurance operating companies as of December 31, 2012 and 2011, respectively. These reinsurance recoverable balances are periodically assessed for uncollectability and there were no significant allowances for uncollectible reinsurance as of December 31, 2012 and December 31, 2011.

The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including whether the insured losses meet the qualifying conditions of the reinsurance contract, whether reinsurers or their affiliates have the financial capacity and willingness to make payments under the terms of the reinsurance contract, and the degree to which our reinsurance balances are secured by sufficient qualifying assets in qualifying trusts or qualifying LOCs issued by qualifying lender banks. Although a substantial portion of our reinsurance exposure is secured by assets held in trusts or LOCs, the inability to collect a material recovery from a reinsurer could have a material adverse effect on our profitability, results of operation and financial condition.

The premium rates and other fees that we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Some of our reinsurance contracts contain provisions that limit the reinsurer’s ability to increase rates on in-force business; however, some do not. If a reinsurer raises the rates that it charges on a block of in-force business, our profitability may be negatively impacted if we are not able to pass the increased costs on to our customers. If reinsurers raise the rates that they charge on new business, we may be forced to raise the premiums that we charge, which could have a negative impact on our competitive position.

A decrease in the RBC ratio (as a result of a reduction in statutory surplus and/or increase in risk-based capital (“RBC”) requirements) of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our business, results of operations and financial condition.

The NAIC has established regulations that provide minimum capitalization requirements based on RBC formulas for insurance companies. The RBC formula for life insurance companies establishes capital requirements relating to asset, insurance, interest rate and business risks, including equity, interest rate and expense recovery risks associated with variable annuities and group annuities that contain guaranteed minimum death and living benefits. Each of our insurance subsidiaries is subject to RBC standards and/or other minimum statutory capital and surplus requirements imposed under the laws of its respective jurisdiction of domicile.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by the insurance subsidiary (which itself is sensitive to equity market and credit market conditions), the amount of additional capital such insurer must hold to support business growth, changes in equity market levels, the value and credit ratings of certain fixed-income and equity securities in its investment portfolio, the value of certain derivative instruments that do not receive hedge accounting and changes in interest rates, as well as changes to the RBC formulas and the interpretation of the NAIC’s instructions with respect to RBC calculation methodologies. Many of these factors are outside of our control. Our financial strength and credit ratings are significantly influenced by statutory surplus amounts and RBC ratios. In addition, rating agencies may implement changes to their own internal models, which differ from the RBC capital model that have the effect of increasing or decreasing the amount of statutory capital we or our insurance subsidiaries should hold relative to the rating agencies’ expectations. In extreme scenarios of equity market declines, sustained periods of low interest rates, rapidly rising interest rates or credit spread widening, the amount of additional statutory reserves that an insurance subsidiary is required to hold for certain types of GICs and variable annuity guarantees and stable value contracts may increase at a greater than linear rate. This increase in reserves would decrease the statutory surplus available for use in calculating the subsidiary’s RBC ratios. To the extent that an insurance subsidiary’s RBC ratios are deemed to be insufficient, we may seek to take actions either to increase the capitalization of the insurer or to reduce the capitalization requirements. If we were unable to accomplish such actions, the rating agencies may view this as a reason for a ratings downgrade.

The failure of any of our insurance subsidiaries to meet its applicable RBC requirements or minimum capital and surplus requirements could subject it to further examination or corrective action imposed by insurance regulators, including limitations on its ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, results of operations and financial condition. A decline in RBC ratios also limits the ability of an insurance subsidiary to make dividends or distributions to us and could be a factor in causing ratings agencies to downgrade the insurer’s financial strength ratings, which could have a material adverse effect on our business, results of operations and financial condition.

Our statutory reserve financings may be subject to cost increases and new financings may be subject to limited market capacity.

We have financing facilities in place for our previously written business and have remaining capacity in existing facilities to support writings through the end of 2013 or later. However certain of these facilities mature prior to the run off of the reserve liability so that we are subject to cost increases or unavailability of capacity upon the refinancing. If we are unable to refinance such facilities, or if the cost of such facilities were to significantly increase, we would be required to increase statutory reserves or incur higher operating or tax costs. For more details, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Credit Facilities and Subsidiary Credit Support Arrangements.”

A significant portion of our institutional funding originates from two Federal Home Loan Banks, which subjects us to liquidity risks associated with sourcing a large concentration of our funding from two counterparties.

A significant portion of our institutional funding agreements originates from the Federal Home Loan Bank of Topeka and the Federal Home Loan Bank of Des Moines (each an “FHLB”), which primarily serve as a source of funding for our Closed Block Institutional Spread Products segment. As of December 31, 2012, we had issued $2.6 billion of non-putable funding agreements and obtained a $265 million LOC in exchange for eligible collateral in the form of cash, mortgage backed securities and U.S. Treasury securities. Should the FHLBs choose to change their definition of eligible collateral, or if the market value of the pledged collateral decreases in value due to changes in interest rates or credit ratings, we may be required to post additional amounts of collateral in the form of cash or other eligible collateral. Additionally, we may be required to find other sources to replace this funding if we lose access to FHLB funding. This could occur if our creditworthiness falls below either of the FHLB’s requirements or if legislative or other political actions cause changes to the FHLBs’ mandate or to the eligibility of life insurance companies to be members of the FHLB system.

Any failure to protect the confidentiality of customer information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operation.

Our businesses and relationships with customers are dependent upon our ability to maintain the confidentiality of our and our customers’ trade secrets and confidential information (including customer transactional data and personal data about our employees, our customers and the employees and customers of our customers). Pursuant to federal laws, various federal regulatory and law enforcement agencies have established rules protecting the privacy and security of personal information. In addition, most states have enacted laws, which vary significantly from jurisdiction to jurisdiction, to safeguard the privacy and security of personal information. Certain of our employees and contractors and many sales representatives of our broker-dealer subsidiaries have access to and routinely process personal information of customers through a variety of media, including the internet and software applications. We rely on various internal processes and controls to protect the confidentiality of customer information that is accessible to, or in the possession of, us, our employees, contractors and sales representatives. It is possible that an employee, contractor or sales representative could, intentionally or unintentionally, disclose or misappropriate confidential customer information. If we fail to maintain adequate internal controls, including any failure to implement newly-required additional controls, or if our employees, contractors or sales representatives fail to comply with our policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of customer information could occur. Such internal control inadequacies or non-compliance could materially damage our reputation, result in regulatory action or lead to civil or criminal penalties, which, in turn, could have a material adverse effect on our business, results of operations and financial condition.

Changes in accounting standards could adversely impact our reported results of operations and our reported financial condition.

Our financial statements are subject to the application of GAAP, which is periodically revised or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board (“FASB”). For example, the adoption of the provision of Accounting Standards Update (“ASU”) 2010-26, Financial Services: Insurance (Accounting Standards Codification™ (“ASC”) Topic 944): “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” decreased our retained earnings by $1.2 billion as of January 1, 2011. It is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our results of operations and financial condition.

In addition, FASB is working on several projects with the International Accounting Standards Board, which could result in significant changes as GAAP converges with IFRS, including how we account for our insurance policies, annuity contracts and financial instruments and how our financial statements are presented. Furthermore, the U.S. Securities and Exchange Commission (“SEC”) is considering whether and how to incorporate IFRS into the U.S. financial reporting system. The changes to GAAP and ultimate conversion to IFRS, if undertaken, could affect the way we account for and report significant areas of our business, could impose special demands on us in the areas of governance, employee training, internal controls and disclosure and will likely affect how we manage our business.

We may be required to establish an additional valuation allowance against the deferred income tax asset if our business does not generate sufficient taxable income or if our tax planning strategies are modified. Increases in the deferred tax valuation allowance could have a material adverse effect on results of operations and financial condition.

Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Deferred tax assets represent the tax benefit of future deductible temporary differences, operating loss carryforwards and tax credits carryforward. We periodically evaluate and test our ability to realize our deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In assessing the more likely than not criteria, we consider future taxable income as well as prudent tax planning strategies. Future facts, circumstances, tax law changes and FASB developments may result in an increase in the valuation allowance. An increase in the valuation allowance could have a material adverse effect on the Company’s results of operations and financial condition.

As of December 31, 2012, we have recognized deferred tax assets based on tax planning related to unrealized gains on investment assets. To the extent these unrealized gains decrease, the tax benefit will be reduced by increasing the tax valuation allowance. For example, if interest rates increase, the amount of the unrealized gains will, most likely, decrease, with all other things constant. The decrease in the deferred tax asset may be recorded as a tax expense in tax on continuing operations based on the intra period tax allocation rules described in ASC Topic 740, “Income Taxes”.

We expect that our ability to use beneficial U.S. tax attributes will be subject to limitations.

Section 382 (“Section 382”) and Section 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) operate as anti-abuse rules, the general purpose of which is to prevent trafficking in tax losses and credits, but which can apply without regard to whether a “loss trafficking” transaction occurs or is intended. These rules are triggered when an “ownership change”—generally defined as when the ownership of a company, or its parent, changes by more than 50% (measured by value) on a cumulative basis in any three year period—occurs (“Section 382 event”). If triggered, the amount of the taxable income for any post-change year which may be offset by a pre-change loss is subject to an annual limitation. Generally speaking, this limitation is derived by multiplying the fair market value of the stock of the taxpayer immediately before the date of the ownership change by the applicable federal long-term tax-exempt rate. In addition, to the extent that a company has a net unrealized built-in loss or deduction at the time of an ownership change, Sections 382 and 383 limit the utilization of any such loss or deduction which is realized and recognized during the five-year period following the ownership change.

Under the current base case for ING Group’s divestiture of its remaining ownership stake in the Company, it is likely that an ownership change will occur by December 31, 2014. As discussed in “Prospectus Summary—ING Group Restructuring Plan with European Commission,” ING Group is required, under the terms of the 2012 Amended Restructuring Plan, to fully divest its ownership of the Company by the end of 2016.

In addition, in November 2008, ING Group issued €10 billion of core Tier 1 securities to the Dutch State in connection with a capital infusion that would need to be taken into account for purposes of determining if an ownership change has occurred. ING Group redeemed approximately half (€5 billion) of these securities in December 2009 and issued new shares to the public at that time, and an additional 20% (€2 billion) in May 2011 and, 7.5% (€0.75 billion) in November 2012. As part of the 2012 Amended Restructuring Plan, ING Group has committed to repay the remaining €2.25 billion of Core Tier I securities, plus a 50% premium in three equal tranches in the next three years. The redemption by ING Group of an additional amount of these securities or other transfers of securities may, depending on the facts and circumstances, trigger an ownership change, as described above.

Under GAAP, as of March 31, 2013, our tax attributes included a valuation allowance of $3.1 billion. We are uncertain as to the ultimate financial impact of an ownership change. Using amounts available at March 31, 2013, we estimate that the deferred tax asset potentially subject to an additional tax valuation allowance is $90 million to $220 million (mainly as a result of built-in losses). Such an additional tax valuation allowance may be recorded as a tax expense in tax on continuing operations, which could change following the final Section 382 calculations. The actual impact on the valuation allowance is dependent mainly on the level of unrealized capital gains and losses at the time of the ownership change, the calculated Section 382 limitation, the estimated reversal pattern of capital losses otherwise supported by tax planning strategies, the estimated reversal pattern of unrealized capital gains comprising such strategies, the estimated reversal pattern of unrealized built-in capital losses subject to the limitation and the level of the valuation allowance otherwise held prior to the Section 382 event.

Under statutory accounting, a Section 382 event could reduce the admitted deferred tax asset by $73 million if measured as of March 31, 2013 and considering the impact of extraordinary dividends paid on May 8, 2013. This amount could change following the final Section 382 calculations. The reduction in the admitted deferred tax asset could adversely impact our insurance company subsidiaries’ ability to pay dividends or other distributions (directly or indirectly) to ING U.S., Inc. This in turn could negatively impact our ability to pay dividends to our stockholders and to service our debt. The actual impact is dependent mainly on the level of unrealized gains and losses at the time of the ownership change and the calculated Section 382 limitation.

Numerous aspects of the application of Section 382 are subject to potential challenge by the U.S. Internal Revenue Service (“IRS”). Among these is our calculation of the value of the Company at the time of an ownership change. If the IRS were to successfully challenge this valuation, the annual limitation calculated for purposes of Section 382 could be reduced, thereby further limiting our ability to use losses.

Our amended and restated certificate of incorporation contains provisions designed to preserve our ability to use beneficial U.S. tax attributes and avoid triggering the Section 382 limitation prior to the time when ING Group’s divestment of its remaining ownership stake in the Company would otherwise trigger the limitation.

We are unable to offset our U.S. taxable income against the losses of one of our reinsurance subsidiaries.

As described in “—Risks Related to Our Closed Block Variable Annuity Segment” and “Business—Closed Blocks—Closed Block Variable Annuity,” we may incur losses in the future in our Closed Block Variable Annuity segment. We expect that a significant portion of any such loss would be realized in SLDI, a subsidiary domiciled in the Cayman Islands. SLDI has made an election to be treated as a U.S. corporation for U.S. federal income tax purposes. However, U.S. federal income tax law does not allow the operating losses of a foreign company making such an election to offset the taxable income of its U.S. affiliates. Through a reinsurance arrangement, SLDI is obligated to indemnify one of our other U.S. subsidiaries in the event of losses. To the extent SLDI remains a foreign entity and has operating losses that exceed its taxable income, the losses would not be available to offset taxable income for U.S. federal income tax purposes and would increase our effective tax rate.

Our business may be negatively affected by adverse publicity or increased governmental and regulatory actions with respect to us, other well-known companies or the financial services industry in general.

Governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision and the application and enforcement of more stringent standards. The recent financial crisis and the current political and public sentiment regarding financial institutions has resulted in a significant amount of adverse press coverage, as well as adverse statements or charges by regulators and elected officials. Press coverage and other public statements that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, could result in some type of inquiry or investigation by regulators, legislators and/or law enforcement officials or in lawsuits. Responding to these inquiries, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time-consuming and expensive and can divert the time and effort of our senior management from its business. Future legislation or regulation or governmental views on compensation may result in us altering compensation practices in ways that could adversely affect our ability to attract and retain talented employees. Adverse publicity, governmental scrutiny, pending or future investigations by regulators or law enforcement agencies and/or legal proceedings involving us or our affiliates, including ING Group, can also have a negative impact on our reputation and on the morale and performance of employees, and on business retention and new sales, which could adversely affect our businesses and results of operations.

Litigation may adversely affect our profitability and financial condition.

We are, and may be in the future, subject to legal actions in the ordinary course of insurance, investment management and other business operations. Some of these legal proceedings may be brought on behalf of a class. Plaintiffs may seek large or indeterminate amounts of damage, including compensatory, liquidated, treble and/or punitive damages. Our reserves for litigation may prove to be inadequate. It is possible that our results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation depending, in part, upon the results of operations or cash flow for such period. Given the large or indeterminate amounts sometimes sought, and the inherent unpredictability of litigation, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation matters could have a material adverse effect on our financial condition.

A loss of, or significant change in, key product distribution relationships could materially affect sales.

We distribute certain products under agreements with affiliated distributors and other members of the financial services industry that are not affiliated with us. We compete with other financial institutions to attract and retain commercial relationships in each of these channels, and our success in competing for sales through these distribution intermediaries depends upon factors such as the amount of sales commissions and fees we pay, the breadth of our product offerings, the strength of our brand, our perceived stability and financial strength ratings, and the marketing and services we provide to, and the strength of the relationships we maintain with, individual distributors. An interruption or significant change in certain key relationships could materially affect our ability to market our products and could have a material adverse effect on our business, operating results and financial condition. Distributors may elect to alter, reduce or terminate their distribution relationships with us, including for such reasons as changes in our distribution strategy, adverse developments in our business, adverse rating agency actions or concerns about market-related risks. Alternatively, we may terminate one or more distribution agreements due to, for example, a loss of confidence in, or a change in control of, one of the distributors, which could reduce sales.

We are also at risk that key distribution partners may merge or change their business models in ways that affect how our products are sold, either in response to changing business priorities or as a result of shifts in regulatory supervision or potential changes in state and federal laws and regulations regarding standards of conduct applicable to distributors when providing investment advice to retail and other customers.

The occurrence of natural or man-made disasters may adversely affect our results of operations and financial condition.

We are exposed to various risks arising from natural disasters, including hurricanes, climate change, floods, earthquakes, tornadoes and pandemic disease, as well as man-made disasters and core infrastructure failures, including acts of terrorism, military actions, power grid and telephone/internet infrastructure failures, which may adversely affect AUM, results of operations and financial condition by causing, among other things:

•	losses in our investment portfolio due to significant volatility in global financial markets or the failure of counterparties to perform;

•	changes in the rate of mortality, claims, withdrawals, lapses and surrenders of existing policies and contracts, as well as sales of new policies and contracts; and

•	disruption of our normal business operations due to catastrophic property damage, loss of life, or disruption of public and private infrastructure, including communications and financial services.

There can be no assurance that our business continuation and crisis management plan or insurance coverages would be effective in mitigating any negative effects on operations or profitability in the event of a disaster, nor can we provide assurance that the business continuation and crisis management plans of the independent distributors and outside vendors on whom we rely for certain services and products would be effective in mitigating any negative effects on the provision of such services and products in the event of a disaster.

Claims resulting from a catastrophic event could also materially harm the financial condition of our reinsurers, which would increase the probability of default on reinsurance recoveries. Our ability to write new business could also be adversely affected.

In addition, the jurisdictions in which our insurance subsidiaries are admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which raise funds to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. It is possible that a catastrophic event could require extraordinary assessments on our insurance companies, which may have a material adverse effect on our business, results of operations and financial condition.

The loss of key personnel could negatively affect our financial results and impair our ability to implement our business strategy.

Our success depends in large part on our ability to attract and retain key people. Intense competition exists for key employees with demonstrated ability, and we may be unable to hire or retain such employees. Our key employees include investment professionals, such as portfolio managers, sales and distribution professionals, actuarial and finance professionals and information technology professionals. While we do not believe that the departure of any particular individual would cause a material adverse effect on our operations, the unexpected loss of several of our senior management, portfolio managers or other key employees could have a material adverse effect on our operations due to the loss of their skills, knowledge of our business, and their years of industry experience as well as the potential difficulty of promptly finding qualified replacement employees. We also rely upon the knowledge and experience of employees involved in functions that require technical expertise in order to provide for sound operational controls for our overall enterprise, including the accurate and timely preparation of required regulatory filings and GAAP and statutory financial statements and operation of internal controls. A loss of such employees could adversely impact our ability to execute key operational functions and could adversely affect our operational controls, including internal controls over financial reporting.

Interruption or other operational failures in telecommunication, information technology and other operational systems, or a failure to maintain the security, integrity, confidentiality or privacy of sensitive data residing on such systems, including as a result of human error, could harm our business.

We are highly dependent on automated and information technology systems to record and process our internal transactions and transactions involving our customers, as well as to calculate reserves, value invested assets and complete certain other components of our GAAP and statutory financial statements. We could experience a failure of one of these systems, our employees or agents could fail to monitor and implement enhancements or other modifications to a system in a timely and effective manner, or our employees or agents could fail to complete all necessary data reconciliation or other conversion controls when implementing a new software system or implementing modifications to an existing system. Despite the implementation of security and back-up measures, our information technology systems may be vulnerable to physical or electronic intrusions, viruses or other attacks, programming errors and similar disruptions. We may also be subject to disruptions of any of these systems arising from events that are wholly or partially beyond our control (for example, natural disasters, acts of terrorism, epidemics, computer viruses and electrical/telecommunications outages). All of these risks are also applicable where we rely on outside vendors to provide services to us and our customers. The failure of any one of these systems for any reason, or errors made by our employees or agents, could in each case cause significant interruptions to our operations, which could harm our reputation, adversely affect our internal control over financial reporting, or have a material adverse effect on our business, results of operations and financial condition.

We retain confidential information in our information technology systems, and we rely on industry standard commercial technologies to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our information technology systems could access, view, misappropriate, alter, or delete information in the systems, including personally identifiable customer information and proprietary business information. Information security risks also exist with respect to the use of portable electronic devices, such as laptops, which are particularly vulnerable to loss and theft. In addition, an increasing number of jurisdictions require that customers be notified if a security breach results in the disclosure of personally identifiable customer information. Any compromise of the security of our information technology systems that results in inappropriate disclosure or use of personally identifiable customer information could damage our reputation in the marketplace, deter purchases of our products, subject us to heightened regulatory scrutiny or significant civil and criminal liability and require us to incur significant technical, legal and other expenses.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we endeavor to protect our rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability. This would represent a diversion of resources that may be significant and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We may also be subject to claims by third parties for (i) patent, trademark or copyright infringement, (ii) breach of copyright, trademark or license usage rights, or (iii) misappropriation of trade secrets. Any such claims and any resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right, we could in some circumstances be enjoined from providing certain products or services to our customers or from utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses. Alternatively, we could be required to enter into costly licensing arrangements with third parties or implement a costly work around. Any of these scenarios could have a material adverse effect on our business and results of operations.

We may incur further liabilities in respect of our defined benefit retirement plans for our employees if the value of plan assets is not sufficient to cover potential obligations, including as a result of differences between results underlying actuarial assumptions and models.

We operate various defined benefit retirement plans covering a significant number of our employees. The liability recognized in our consolidated balance sheet in respect of our defined benefit plans is the present value of the defined benefit obligations at the balance sheet date, less the fair value of each plan’s assets, together with adjustments for unrecognized actuarial gains and losses and unrecognized past service costs. We determine our defined benefit plan obligations based on external actuarial models and calculations using the projected unit credit method. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, consumer price index and the expected return on plan assets. These assumptions are updated annually based on available market data and the expected performance of plan assets. Nevertheless, the actuarial assumptions may differ significantly from actual results due to changes in market conditions, economic and mortality trends and other assumptions. Any changes in these assumptions could have a significant impact on our present and future liabilities to and costs associated with our defined benefit retirement plans and may result in increased expenses and reduce our profitability.

When contributing to the plan, we will take into consideration the minimum and maximum amounts required by the Employee Retirement Income Security Act of 1974 (“ERISA”), the attained funding target percentage of the plan, the variable-rate premiums that may be required by the U.S. Pension Benefit Guaranty Corporation (“PBGC”), and any funding relief that might be enacted by Congress, such as the interest rate stabilization corridor rules used for discounting pension liabilities contained in the Moving Ahead for Progress in the 21st Century Act (“MAP-21”). Based on our actuarial assumptions, incorporating the provisions of MAP-21 reduces the required contributions to the plan in 2013. However, reduced funding levels in the near term could lead to increased PBGC variable-rate premiums and/or increases in plan funding in following years.

Although our retail variable annuity products are now managed within our Closed Block Variable Annuity segment, we continue to offer variable annuity products and other products with similar features in our ongoing business.

In 2009, we decided to cease sales of retail variable annuities with substantial guarantee features and now manage that business within our Closed Block Variable Annuity segment. However, we continue to offer variable annuity products in our ongoing business as well as products that have some of the features of variable annuities such as guaranteed benefits. For example, certain of the deferred annuities sold by our Retirement segment are on group and individual variable annuity policy forms, since these product types allow customers to allocate their retirement savings to a variety of different investment options. These products may contain guaranteed death benefit features, but they do not offer guaranteed living benefit features of the type found within the Closed Block Variable Annuity segment.

The Retirement segment has recently introduced an optional guaranteed retirement income portfolio (“GRIP”) feature that, if elected by an employee of one of our plan sponsor customers, provides guaranteed lifetime withdrawal benefits (“GLWB”) to such employees. The GLWB is offered through a multi-insurer model, whereby we and two unaffiliated insurers provide GLWB coverage to participating employees. In contrast to the retail guaranteed minimum withdrawal benefits for life (“GMWBL”) provisions formerly offered by the Closed Block Variable Annuity segment, the GLWB provisions within GRIP do not offer rollup benefits; furthermore, we reprice the GLWB amount purchased by contributions to the GRIP feature on a quarterly basis. In addition, the investment elections available to participating employees have substantially less flexibility than the elections offered to retail customers of the Closed Block Variable Annuity segment. We also have the right to cease accepting new contributions to the GRIP feature, subject to providing 180 days advance notice to the plan sponsor.

Our Annuities segment also offers optional living benefit provisions on its indexed annuity products.

To the extent that these risk-control provisions do not mitigate the risks of the GLWB and to the extent that we continue to offer variable annuity products and products with similar features in our ongoing business, the risks described below under “—Risks Related to Our Closed Block Variable Annuity Segment” will impact our ongoing business.

Risks Related to Our Closed Block Variable Annuity Segment

Although we no longer actively market retail variable annuities, our business, results of operations, financial condition and liquidity will continue to be affected by our Closed Block Variable Annuity segment for the foreseeable future.

Our Closed Block Variable Annuity segment consists of retail variable annuity insurance policies sold primarily from 2001 to early 2010, when the block entered run-off. This segment represented 17.5% of our total AUM as of December 31, 2012, income (loss) before income taxes was ($692.3) million, ($564.5) million and ($220.2) million for the years ended December 31, 2012, 2011 and 2010, respectively. Revenues for the segment were ($70.0) million, $794.9 million and $677.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. See “Business—Closed Blocks—Closed Block Variable Annuity.” These products offered long-term savings vehicles in which customers (policyholders) made deposits that were invested, largely at the customer’s direction, in a variety of U.S. and international equity, fixed income, real estate and other investment options. In addition, these products provided customers with the option to purchase living benefit riders, including GMWBL, guaranteed minimum income benefits (“GMIB”), guaranteed minimum accumulation benefits (“GMAB”) and guaranteed minimum withdrawal benefits (“GMWB”). All retail variable annuity products include guaranteed minimum death benefits (“GMDB”). In 2009, we decided to cease sales of retail variable annuity products with substantial guarantee features. In early 2010, we ceased all new sales of these products with substantial guarantees, although we continue to accept new deposits in accordance with, and subject to the limitations of, the provisions of existing contracts.

Market movements and actuarial assumption changes (including, with respect to policyholder behavior and mortality) can result in material adverse impacts to our results of operations, financial condition and liquidity. Because policyholders have various contractual rights to defer withdrawals, annuitization and/or maturity of their contracts, the nature and period of contract maturity is subject to policyholder behavior and is therefore indeterminate. Future market movements and changes in actuarial assumptions can result in significant earnings and liquidity impacts, as well as increases in regulatory reserve and capital requirements for the Closed Block Variable Annuity segment. The latter may necessitate additional capital contributions into the business and/or adversely impact dividend capacity.

Our Closed Block Variable Annuity segment is subject to market risks.

Our Closed Block Variable Annuity segment is subject to a number of market risks, primarily associated with U.S. and other global equity market values and interest rates. For example, declining equity market values, increasing equity market volatility, declining interest rates or a prolonged period of low interest rates can result in an increase in the valuation of future policy benefits, reducing our net income. Declining market values for bonds and equities also reduce the account balances of our variable annuity contracts, and since we collect fees and risk charges based on these account balances, our net income may be further reduced.

Declining interest rates, a prolonged period of low interest rates, increased equity market volatility or declining equity market values may also subject us to increased hedging costs. Market events can cause an increase in the amount of statutory reserves that our insurance subsidiaries are required to hold for variable annuity guarantees, lowering their statutory surplus, which would adversely impact their ability to pay dividends to us.

The performance of our Closed Block Variable Annuity segment depends on assumptions that may not be accurate.

Our Closed Block Variable Annuity segment is subject to risks associated with the future behavior of policyholders and future claims payment patterns, using assumptions for mortality experience, lapse rates, GMIB annuitization rates, and GMWB/GMWBL withdrawal rates. We are required to make assumptions about these behaviors and patterns, which may not reflect the actual behaviors and patterns we experience in the future.

In particular, we have only minimal experience on policyholder behavior for our GMIB and GMWBL products and, as a result, future experience could lead to significant changes in our assumptions. Our GMIB contracts have a ten-year waiting period before annuitization is available, with most of these GMIB contracts issued during the period 2004 to 2006. These contracts first become eligible to annuitize during the period 2014 to 2016, but contain significant incentives to delay annuitization beyond the first eligibility date. As a result, to date we have only a statistically small sample of experience used to set annuitization rates. Therefore, we anticipate that observable experience data will become statistically credible later this decade, when a large volume of GMIB benefits begin to reach their maximum benefit over the four-year period from 2019 to 2022. It is possible, however, that policyholders may choose to annuitize soon after the first annuitization date, rather than delay annuitization to receive increased guarantee benefits, in which case we may have statistically credible experience as early as in the period from 2014 to 2016.

Similarly, most of our GMWBL contracts are still in the first three to five policy years, so our assumptions for withdrawal from contracts with GMWBL benefits may change as experience emerges over the next five to seven years. In addition, like our GMIB contracts, many of our GMWBL contracts contain significant incentives to delay withdrawal. We expect customer decisions on annuitization and withdrawal will be influenced by customers’ financial plans and needs as well as by interest rate and market conditions over time and by the availability and features of competing products. If emerging experience deviates from our assumptions on either GMIB annuitization or GMWBL withdrawal, we could experience losses and a significant increase to reserve and capital requirements.

We also make estimates of expected lapse of these products, which is the probability that a policy will not remain in force from one period to the next. Lapse rates of our annuity products may be significantly impacted by the value of guaranteed minimum benefits relative to the value of the underlying separate accounts (account value or account balance). In general, policies with guarantees that are “in the money” (i.e., where the notional benefit amount is in excess of the account value) are assumed to be less likely to lapse. Conversely, “out of the money” guarantees are assumed to be more likely to lapse as the policyholder has less incentive to retain the policy. Lapse rates could also be adversely affected generally by developments that affect customer perception of us.

We make estimates of expected election rates of living benefits for these products and of the rate of election of certain optional benefits that may be exercised. The profitability of our deferred annuity products depends upon actual contract owner decisions to elect or delay the utilization of such benefits. The development of a secondary market for third-party investor strategies in the annuities business could also adversely affect the profitability of existing business by reducing lapse rates of in-the-money contracts in excess of current expectations or by causing living benefits to be elected at points in time that are more unfavorable than our current expectations. Actual lapse rates that are lower than our lapse rate assumptions could have an adverse effect on profitability in the later years of a block of business because the anticipated claims experience may be higher than expected in these later years. If actual lapse rates are significantly different from that assumed in our current reserving assumptions, our reserves for future policy benefits may prove to be inadequate.

Our variable annuity lapse rate experience has varied significantly over the period from 2006 to the present, reflecting among other factors, both pre-and post-financial crisis experience. During the early years of this period, our variable annuity policyholder lapse rate experience was higher than our current best estimate of policyholder lapse behavior would have indicated; in the later part of this period, after mid-2009, it was lower. Management’s current best estimate of variable annuity policyholder lapse behavior incorporates actual experience over the entire period, as we believe that over the duration of the Closed Block Variable Annuity policies we will experience the full range of policyholder behavior and market conditions. If our future experience were to approximate our lapse experience from later in the period, we would likely need to increase reserves by an amount that could be material.

We review overall policyholder experience annually (including lapse, annuitization, withdrawal and mortality), or more frequently if necessary. As customer experience continues to materialize, we may adjust our assumptions. The magnitude of any required changes could be material and adverse to the results of operations or financial condition of the Company. We increased reserves in the fourth quarter of 2011 after a comprehensive review of our assumptions relating to lapses, mortality, annuitization of income benefits and utilization of withdrawal benefits. The review in 2011 included an analysis of a larger body of actual experience than was previously available, including a longer period with low equity markets and interest rates, which we believe provided greater insight into anticipated policyholder behavior for contracts that are in the money. This resulted in an increase of GAAP reserves of $741 million and gross U.S. statutory reserves of $2,776 million in the fourth quarter of 2011. It is possible that future assumption changes could produce reserve changes of this magnitude or even greater.

During the third quarter of 2012 we conducted a periodic review of actuarial assumptions, including policyholder behavior assumptions. As a result of this review, we increased GAAP reserves by $114.6 million as of September 30, 2012, driven primarily by an update to lapse rates on variable annuity contracts with lifetime living benefit guarantees. The same update to lapse rates, implemented in isolation, would have increased U.S. statutory reserves by approximately $150 million. However, the net change for U.S. statutory reserves was not material, due to offsetting revisions to projection model inputs. This change in lapse assumptions, taken together with the update to lapse assumptions we made in late 2011, moved our assumptions to be in line with lapse experience over the study period of 2006 to present. Although we believe it is appropriate to consider actual experience over that entire period in setting our assumptions, this recent change also causes our assumption to move considerably closer to our actual lapse experience for the period from mid-2009 to present. We will continue to monitor the emergence of experience. We review our assumptions at least annually, and, if necessary, update our assumptions more frequently as additional information becomes available. If adjustments to assumptions are necessary, which is ordinary course for interest-sensitive long-dated liabilities, we anticipate that the financial impact of such a change will likely be in a range, either up or down, that is generally consistent with the impact experienced in the third quarter of 2012. However, as described in the previous paragraph, future reserve increases in connection with experience updates could be material and adverse to the results of operations or financial condition of the Company. Any such increase to reserves could require us to make material additional capital contributions to one or more of our insurance company subsidiaries or could otherwise be material and adverse to the results of operations or financial condition of the Company.

Our Closed Block Variable Annuity hedging program currently focuses on the protection of regulatory and rating agency capital from market movements and less on the GAAP earnings impact of this block, which could result in materially lower or more volatile GAAP earnings.

Our Closed Block Variable Annuity hedging program currently focuses on the protection of regulatory and rating agency capital from equity market movements and less on the GAAP earnings impact of this block. GAAP accounting differs from the methods used to determine regulatory and rating agency capital measures. Therefore our Closed Block Variable Annuity hedge program may create earnings volatility in our GAAP financial statements, or produce lower GAAP income or even GAAP losses compared to what our unhedged results would have been. In general, in any given period rising equity market values can produce losses in our Closed Block Variable Annuity hedging program that substantially exceed the benefit we derive from the associated decrease in valuation of the future policy benefits associated with Closed Block Variable Annuity products on a GAAP basis, and the impact of declining equity markets can produce gains in our Closed Block Variable Annuity hedging program that substantially exceed the loss we derive from the associated increase in valuation of the future policy benefits on a GAAP basis. We recorded net gains (losses) related to incurred guaranteed benefits and guaranteed benefit hedging, including the CHO program, but excluding the effect of nonperformance risk, of ($1,209.3) million, ($2,192.2) million and ($1,493.9) million for the years ended December 31, 2012, 2011 and 2010, respectively. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—Company Consolidated.”

Our Closed Block Variable Annuity hedging program may not be effective and may be more costly than anticipated.

We periodically re-evaluate our Closed Block Variable Annuity hedging program to respond to changing market conditions and balance the trade-offs among several important factors, including regulatory reserves, rating agency capital, underlying economics, earnings and other factors. While our Closed Block Variable Annuity hedging program is intended to balance numerous critical metrics, we are subject to the risk that our strategies and other management decisions may prove ineffective or that unexpected policyholder behavior, alone or in combination with unfavorable market events, may produce losses or unanticipated cash needs beyond the scope of the risk management strategies employed. In addition, our Closed Block Variable Annuity hedging program does not hedge certain non-market risks inherent in this segment, including business, credit, insurance and operational risks; any of these risks could cause us to experience unanticipated losses or cash needs. For example, hedging counterparties may fail to perform their obligations resulting in unhedged exposures and losses on positions that are not collateralized. Finally, the cost of the Closed Block Variable Annuity hedging program itself may be greater than anticipated as adverse market conditions can limit the availability and increase the costs of the hedging instruments we employ, and such costs may not be recovered in the pricing of the underlying products being hedged. For example, the cost of hedging guaranteed minimum benefits increases as market volatilities increase and/or interest rates decrease, resulting in a reduction to net income.

Risks Related to Regulation

Our businesses and those of our parent company and its affiliates are heavily regulated and changes in regulation or the application of regulation may reduce our profitability.

We are subject to detailed insurance, asset management and other financial services laws and government regulation. In addition to the insurance, asset management and other regulations and laws specific to the industries in which we operate, regulatory agencies have broad administrative power over many aspects of our business, which may include ethical issues, money laundering, privacy, recordkeeping and marketing and sales practices. Also, bank regulators and other supervisory authorities in the United States and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. The financial market dislocations we have experienced have produced, and are expected to continue to produce, extensive changes in existing laws and regulations applicable to our businesses.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in laws and regulations may materially increase the cost of compliance and other expenses of doing business. There are a number of risks that may arise where applicable regulations may be unclear, subject to multiple interpretations or under development or where regulations may conflict with one another, where regulators revise their previous guidance or courts overturn previous rulings, which could result in our failure to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. If we fail to address, or appear to fail to address, appropriately any of these matters, our reputation could be harmed and we could be subject to additional legal risk, which could increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. See “Regulation” for further discussion of the impact of regulations on our businesses.

As long as we remain affiliated with ING Group, we may be subject to laws, regulations, disclosures and restrictions to which we would not be subject as a standalone enterprise. These restrictions could be extensive and include limitations on the activities we may conduct and the way in which we organize and operate our businesses. Various jurisdictions in which ING Group and its subsidiaries operate, including the United States, apply prudential and other regulations to the holding companies and affiliates of financial institutions. If the applicable laws and regulations in any of these jurisdictions, or the application or interpretation of such laws and regulations by applicable regulators and other authorities, were to change, or if ING Group or one of its subsidiaries (other than the Company) were to change the nature of the regulated activities they conduct, we could in the future become subject to restrictions to which we are not currently subject, and to which we would not be subject as a standalone enterprise. This could require us to incur material compliance, reporting or other costs or to forego certain types of material revenues or we could otherwise be confronted with consequences that are material and adverse to us. We do not have any control over the activities conducted by ING Group or its subsidiaries (other than the Company). As one source of potential change in the regulations applied to ING Group and its subsidiaries, we expect that in 2014 the European Central Bank will assume responsibility for part of the prudential supervision of ING Bank and its holding company ING Group that is currently exercised by the Dutch Central Bank (De Nederlandsche Bank, or “DNB”). It is uncertain if and how this new supervisory structure will impact the Company.

In addition, the 2012 Amended Restructuring Plan contains provisions that could limit our business activities, including restricting our ability to make certain acquisitions or to conduct certain financing and investment activities. See “Regulation—Dutch State Transactions and Restructuring Plan.”

If ING Group or one of its subsidiaries (other than the Company) were to change the nature of the regulated activities it conducts, we could in the future become subject to restrictions to which we are not currently subject, and to which we would not otherwise be subject as a standalone enterprise.

As long as we remain affiliated with ING Group, we may be subject to laws, regulations, disclosures and restrictions to which we would not be subject as a standalone enterprise. These restrictions could be extensive and include limitations on the activities we may conduct and the way in which we organize and operate our businesses. For instance, ING Group’s wholly owned subsidiary, ING Bank, may from time to time consider whether to establish a branch office in the United States. If ING Bank were to establish a U.S. branch, ING Group, ING Bank and we would be subject to supervision and regulation by the Board of Governors of the Federal Reserve System (“Federal Reserve”) under various laws, including the Bank Holding Company Act of 1956, as amended (“BHCA”), and the International Banking Act of 1978. If ING Bank were to establish a U.S. branch, the BHCA could impose restrictions on our non-financial activities until we are no longer deemed controlled by ING Group for BHCA purposes. As a result, we could be required to incur material compliance, reporting or other costs or to forego certain types of material revenues or could otherwise be confronted with consequences that are material and adverse to us.

Moreover, if ING Bank were to establish a U.S. branch while we remained affiliated with ING Group, several regulatory developments could materially impact our operations, including proposed rules under the Dodd-Frank Act issued by U.S. regulators with respect to the Volcker Rule and heightened supervisory requirements and prudential standards. Under the proposed rules issued by U.S. regulators in October 2011, we would be subject to the Volcker Rule as an affiliate of a company that is treated as a bank holding company. The Volcker Rule will, once effective, significantly restrict the ability of U.S. bank holding companies and their affiliates to conduct proprietary trading in securities and derivatives as well as certain activities related to hedge funds and private equity funds. However, the proposed rules provide an exemption for a regulated insurance company trading on behalf of customers and trading solely for its general account if, among other requirements, it is acting in compliance with insurance company investment laws and regulations. Although the full impact of the Volcker Rule on our operations will not be known with certainty until the final rules are issued, the timing of which is uncertain, we will likely experience significant additional compliance and operational costs if we are a covered entity under the final rules.

The BHCA, however, would provide ING Group, ING Bank and us a two-year period in which to comply with the BHCA activity restrictions, with the possibility of our obtaining up to three one-year extensions. Further, the Federal Reserve would have discretion to extend the Volcker Rule conformance period and application of any heightened supervisory requirements and prudential standards with respect to the Company until past December 31, 2016 (the date by which ING Group is required to fully divest the Company). There is no guarantee, however, that the Federal Reserve would grant these requests.

Our insurance businesses are heavily regulated, and changes in regulation in the United States, enforcement actions and regulatory investigations may reduce profitability.

Our insurance operations are subject to comprehensive regulation and supervision throughout the United States. State insurance laws regulate most aspects of our insurance businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. The primary purpose of state regulation is to protect policyholders, and not necessarily to protect creditors and investors. See “Regulation—Insurance Regulation.”

State insurance guaranty associations have the right to assess insurance companies doing business in their state in order to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, liabilities we have currently established for these potential assessments may not be adequate.

State insurance regulators and the NAIC regularly reexamine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and could materially and adversely affect our business, results of operations or financial condition. For example, in October 2011, the NAIC established a subgroup to study insurers’ use of captives and special purpose vehicles to transfer insurance risk in relation to existing state laws and regulations, and to establish appropriate regulatory requirements to address concerns identified in the study. We cannot predict what actions and regulatory changes will result from this study and what impact such changes will have on our financial condition and results of operations.

Insurance regulators have implemented, or begun to implement significant changes in the way in which insurers must determine statutory reserves and capital, particularly for products with contractual guarantees such as variable annuities and universal life policies, and are considering further potentially significant changes in these requirements. The NAIC is currently working on comprehensive reforms related to life insurance reserves and the accounting for such reserves. The timing and extent of further changes to statutory reserves and reporting requirements are uncertain.

In addition, state insurance regulators are becoming more active in adopting and enforcing suitability standards with respect to sales of fixed, indexed and variable annuities. In particular, the NAIC has adopted a revised Suitability in Annuity Transactions Model Regulation (“SAT”), which will, if enacted by the states, place new responsibilities upon issuing insurance companies with respect to the suitability of annuity sales, including responsibilities for training agents. Several states have already enacted laws based on the SAT.

In addition to the foregoing risks, the financial services industry is the focus of increased regulatory scrutiny as various state and federal governmental agencies and self-regulatory organizations conduct inquiries and investigations into the products and practices of the financial services industries. See the Note for Commitments and Contingencies in our Consolidated Financial Statements for the year ended December 31, 2012 for a description of certain regulatory inquiries affecting the Company. It is possible that future regulatory inquiries or investigations involving the insurance industry generally, or the Company specifically, could materially and adversely affect our business, results of operations or financial condition.

In some cases, this regulatory scrutiny has led to legislation and regulation, or proposed legislation and regulation that could significantly affect the financial services industry, or has resulted in regulatory penalties, settlements and litigation. New laws, regulations and other regulatory actions aimed at the business practices under scrutiny could materially and adversely affect our business, results of operations or financial condition. The adoption of new laws and regulations, enforcement actions, or litigation, whether or not involving us, could influence the manner in which we distribute our products, result in negative coverage of the industry by the media, cause significant harm to our reputation and materially and adversely affect our business, results of operations or financial condition.

Our products are subject to extensive regulation and failure to meet any of the complex product requirements may reduce profitability.

Our insurance, annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority (“FINRA”), the Department of Labor (“DOL”), the IRS and the Office of the Comptroller of the Currency (“OCC”).

For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

The Dodd-Frank Act, its implementing regulations and other financial regulatory reform initiatives could have adverse consequences for the financial services industry, including us, and/or materially affect our results of operations, financial condition or liquidity.

On July 21, 2010, the Dodd-Frank Act was signed into law. It effects comprehensive changes to the regulation of financial services in the United States. The Dodd-Frank Act directs existing and newly-created government agencies and bodies to perform studies and promulgate a multitude of regulations implementing the law, a process that is underway and is expected to continue over the next few years. While some studies have already been completed and the rule-making process is well underway, there continues to be significant uncertainty regarding the results of ongoing studies and the ultimate requirements of regulations that have not yet been adopted. We cannot predict with certainty how the Dodd-Frank Act and such regulations will affect the financial markets generally, or impact our business, ratings, results of operations, financial condition or liquidity. Key aspects we have identified to date of the Dodd-Frank Act’s potential impact on us include:

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If designated by the Financial Stability Oversight Council (“FSOC”) as a nonbank financial company subject to supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve”), we would become subject to a comprehensive system of prudential regulation, including, among other matters, minimum capital requirements, liquidity standards, credit exposure requirements, overall risk management requirements, management interlock prohibitions, a requirement to maintain a plan for rapid and orderly dissolution in the event of severe financial distress, stress testing, additional fees and assessments and restrictions on proprietary trading and certain investments. The exact scope and consequences of these standards are subject to ongoing rulemaking activity by various federal banking regulators and therefore are currently unclear. However, this comprehensive system of prudential regulation, if applied to us, would significantly impact the manner in which we operate and could materially and adversely impact the profitability of one or more of our business lines or the level of capital required to support our activities. In designating non-bank financial companies for heightened prudential regulation by the Federal Reserve, the FSOC considers, among other matters, their size and potential impact on the financial stability of the United States. As long as the Company continues to be controlled by ING Group, the FSOC may consider the Company together with ING Group’s other operations in the United States for purposes of making this determination. Therefore, while we believe it is unlikely that the Company, either on a standalone basis or together with ING Group’s other operations in the United States, will ultimately receive this designation, there is a greater likelihood of such a designation being made for as long as we are controlled by ING Group.

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Title II of the Dodd-Frank Act provides that a financial company, such as us, may be subject to a special orderly liquidation process outside the federal bankruptcy code, administered by the Federal Deposit Insurance Corporation as receiver, upon a determination that it is in default or in danger of default and presents a systemic risk to U.S. financial stability. We cannot predict how rating agencies, or creditors of us or our subsidiaries, will evaluate this potential or whether it will impact our financing or hedging costs.

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Title VII of the Dodd-Frank Act creates a new framework for regulation of the over-the-counter (“OTC”) derivatives markets. New margin and capital requirements on market participants contained in final regulations to be adopted by the SEC and the U.S. Commodity Futures Trading Commission (“CFTC”) could substantially increase the cost of hedging and related operations, affect the profitability of our products or their attractiveness to our customers, or cause us to alter our hedging strategy or change the composition of the risks we do not hedge.

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Pursuant to requirements of the Dodd-Frank Act, the SEC and CFTC are currently considering whether stable value contracts should be regulated as “swap” derivative contracts. In the event that stable value contracts become subject to such regulation, certain aspects of our business could be adversely impacted, including issuance of stable value contracts and management of assets pursuant to stable value mandates.

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The Dodd-Frank Act establishes a Federal Insurance Office within the United States Department of the Treasury (“Treasury Department”) to be headed by a director appointed by the Secretary of the Treasury. While not having a general supervisory or regulatory authority over the business of insurance, the director of this office would perform various functions with respect to insurance, including participating in the FSOC’s decisions regarding insurers to be designated for stricter regulation by the Federal Reserve. The Federal Insurance Office may recommend enhanced regulations to the states.

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Under the Dodd-Frank Act, various federal regulators have adopted the so-called “Volcker Rule,” which places limitations and restrictions on the ability of certain deposit institutions and regulated banking entities, as well as their affiliates, to engage in certain proprietary trading or sponsor and invest in private funds. In the event that one of our affiliates becomes a depository institution or otherwise becomes subject to the Volcker Rule, our investment activities could be restricted.

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The Dodd-Frank Act also includes various securities law reforms that may affect our business practices. See “—Changes in U.S. federal and state securities laws and regulations may affect our operations and our profitability” below.

•	The Dodd-Frank Act could result in various ex-post assessments being imposed on us, the costs of which we are unable to estimate at this time.

Although the full impact of the Dodd-Frank Act cannot be determined until the various studies mandated by the law are conducted and implementing regulations are adopted, many of the legislation’s requirements could have profound and/or adverse consequences for the financial services industry, including for us. The Dodd-Frank Act could make it more expensive for us to conduct business, require us to make changes to our business model or satisfy increased capital requirements, subject us to greater regulatory scrutiny or to potential increases in whistleblower claims in light of the increased awards available to whistleblowers under the Act and have a material adverse effect on our results of operations or financial condition.

See “Regulation” for further discussion of the impact of the Dodd-Frank Act on our businesses.

In addition to the Dodd-Frank Act, regulators and lawmakers in non-U.S. jurisdictions are engaged in addressing the causes of the recent financial crisis and means of avoiding such crises in the future. Although currently we are not directly subject to non-U.S. regulation, we may be significantly affected by foreign regulatory actions, due to our being under the control of ING Group. We are unable to predict how any such regulations could affect the way ING Group conducts its business and manages capital, or to what extent any resulting changes in the way ING Group conducts its business or manages capital could affect our business, our relationship with ING Group or our results of operations, financial condition and liquidity. For a further discussion of foreign regulation and its potential effect on us while we are controlled by ING Group, including the impact of the Solvency II Directive, see “Regulation—International and National Regulatory Initiatives that May Affect Us as a Consequence of our Affiliation with ING Group.”

Changes in U.S. federal and state securities laws and regulations may affect our operations and our profitability.

U.S. federal and state securities laws apply to sales of our mutual funds and to our variable annuity and variable life insurance products (which are considered to be both insurance products and securities) as well as to sales of third-party investment products. As a result, some of our subsidiaries and the products they offer are subject to regulation under these federal and state securities laws. Our insurance subsidiaries’ separate accounts are registered as investment companies under the Investment Company Act. Some variable annuity contracts and variable life insurance policies issued by our insurance subsidiaries also are registered under the Securities Act. Other subsidiaries are registered as broker-dealers under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are members of, and subject to, regulation by FINRA, and are also registered as broker-dealers in various states, as applicable. In addition, some of our subsidiaries are registered as investment advisers under the Investment Advisers Act.

Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect investors in the securities markets or investment advisory or brokerage clients. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations. A number of changes have recently been proposed to the laws and regulations that govern the conduct of our variable insurance products business and our distributors that could have a material adverse effect on our results of operations and financial condition. For example, the Dodd-Frank Act authorizes the SEC to establish a standard of conduct applicable to brokers and dealers when providing personalized investment advice to retail customers. This standard of conduct would be to act in the best interest of the customer without regard to the financial or other interest of the broker or dealer providing the advice. Further, proposals have been made that the SEC establish a self-regulatory organization with respect to registered investment advisers, which could increase the level of regulatory oversight over them. Changes to these laws or regulations that restrict the conduct of our business could have an adverse effect on our results of operations and financial condition.

Changes to regulations under ERISA could adversely affect our distribution model by restricting our ability to provide customers with advice.

The prohibited transaction rules of ERISA and the Internal Revenue Code generally restrict the provision of investment advice to ERISA plans and participants and IRAs if the investment recommendation results in fees paid to the individual advisor, his or her firm or their affiliates that vary according to the investment recommendation chosen. In March 2010, the DOL issued proposed regulations which provide limited relief from these investment advice restrictions. The DOL issued final rules in October of 2011 and did not provide additional relief regarding these restrictions. As a result, the ability of certain of our investment advisory subsidiaries and their advisory representatives to provide investment advice to ERISA plans and participants, and with respect to IRAs, will likely be significantly restricted. Also, the fee and revenue arrangements of certain advisory programs may be required to be revenue neutral, resulting in potential lost revenues for these investment advisers and their affiliates.

Other proposed regulatory initiatives under ERISA may negatively impact our broker-dealer subsidiaries. In particular, the DOL issued a proposed regulation in October 2010 that would, if adopted as proposed, significantly broaden the circumstances under which a person or entity providing investment advice with respect to ERISA plans or IRAs would be deemed a fiduciary under ERISA or the Internal Revenue Code. Although the DOL has withdrawn this proposal, it has indicated its intent to re-propose the regulation in a modified form. If adopted, the proposed regulations may make it easier for the DOL in enforcement actions, and for plaintiffs’ attorneys in ERISA litigation, to attempt to extend fiduciary status to advisors who would not be deemed fiduciaries under current regulations.

In addition, the DOL has issued a number of regulations recently, and may issue additional similar regulations, that increase the level of disclosure that must be provided to plan sponsors and participants. These ERISA disclosure requirements will likely increase the regulatory and compliance burden upon us, resulting in increased costs.

Changes in U.S. pension laws and regulations may affect our results of operations and our profitability.

Congress from time to time considers pension reform legislation that could decrease the attractiveness of certain of our retirement products and services to retirement plan sponsors and administrators or have an unfavorable effect on our ability to earn revenues from these products and services. In this regard, the Pension Protection Act of 2006 made significant changes in employer pension funding obligations associated with defined benefit pension plans that are likely to increase sponsors’ costs of maintaining these plans and imposed certain requirements on defined contribution plans. Over time, these changes could negatively impact our sales of defined benefit or defined contribution plan products and services and cause sponsors to discontinue existing plans for which we provide insurance, asset management, administrative, or other services. Certain tax- favored savings initiatives that have been proposed could hinder sales and persistency of our products and services that support employment based retirement plans.

The Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010 also includes certain provisions for defined benefit pension plan funding relief. These provisions may impact the likelihood of corporate plan sponsors terminating their plans and/or engaging in transactions to partially or fully transfer pension obligations to an insurance company. As part of our retirement services segment, we offer general account and separate account group annuity products that enable a plan sponsor to transfer these risks, often in connection with the termination of defined benefit pension plans. Consequently, this legislation could indirectly affect the mix of our business, with fewer closeouts and more non-guaranteed funding products, and adversely impact our results of operations.

We may not be able to mitigate the reserve strain associated with Regulation XXX and NAIC Actuarial Guideline 38, potentially resulting in a negative impact on our capital position or in a need to increase prices and/or reduce sales of term or universal life products.

The NAIC Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation XXX” or “XXX,” requires insurers to establish additional statutory reserves for certain term life insurance policies with long-term premium guarantees and for certain universal life policies with secondary guarantees. In addition, NAIC Actuarial Guideline 38 (“AG38”) clarifies the application of XXX with respect to certain universal life insurance policies with secondary guarantees. Many of our newly issued term insurance products and an increasing number of our universal life insurance products are affected by XXX and AG38, respectively. The application of both XXX and AG38 involves numerous interpretations. At times, there may be differences of opinion between management and state insurance departments regarding the application of these and other actuarial standards. Such differences of opinion may lead to a state insurance regulator requiring greater reserves to support insurance liabilities than management estimated.

We have implemented reinsurance and capital management actions to mitigate the capital impact of XXX and AG38, including the use of LOCs and the implementation of other transactions that provide acceptable collateral to support the reinsurance of the liabilities to wholly owned reinsurance captives or to third party reinsurers. These arrangements are subject to review by state insurance regulators and rating agencies. For example, the NAIC has recently established a subgroup to study the use of captives and special purpose vehicles to transfer insurance risk in relation to existing state laws and regulations. Rating agencies may include a portion of these LOCs or other collateral in their calculation of leverage calculations, which could increase their assessment of our leverage ratios and potentially impact our ratings. We cannot provide assurance that there will not be regulatory or rating agency challenges to the reinsurance and capital management actions we have taken to date or that acceptable collateral obtained through such transactions will continue to be available or available on a cost-effective basis. The result of those potential challenges, as well as the inability to obtain acceptable collateral, could require us to increase statutory reserves, incur higher operating and/or tax costs or reduce sales.

Certain of the reserve financing facilities we have put in place will mature prior to the run off of the liabilities they support. As a result, we cannot provide assurance that we will be able to continue to implement actions either to mitigate the impact of XXX and AG38 on future sales of term and universal life insurance products or maintain collateral support related to our captives or existing third party reinsurance arrangements to which one of our captive reinsurance subsidiaries is a party. If we are unable to continue to implement those actions or maintain existing collateral support, we may be required to increase statutory reserves or incur higher operating costs than we currently anticipate. Because term and universal life insurance are particularly price-sensitive products, any increase in premiums charged on these products to compensate us for the increased statutory reserve requirements or higher costs of reinsurance may result in a significant loss of volume and materially and adversely affect our life insurance business.

The full NAIC membership adopted a new Valuation Manual (the “new VM”) in December 2012. The new VM will change the reserving methodology for life insurance by giving greater credence to an insurer’s realized past experience, anticipated future experience and current economic conditions. The NAIC is expected to increase the use of Principles-Based Reserving (“PBR”) approaches such as the new VM in the future. We, along with other life insurers, have studied the impact of PBR, but since the new VM is still subject to change as it is adopted by the various states, we are unable to predict its impact on the future profitability and sales of our life insurance policies, however, it is possible that this approach will result in more volatility in our financial results given the greater weight it places on current economic conditions. See “Regulation—Insurance Regulation—Financial Regulation.”

Changes in tax laws could increase our tax costs, impact the ability of our insurance company subsidiaries to make distributions to ING U.S., Inc. or make our insurance, annuity and investment products less attractive to customers.

Changes in tax laws could increase our taxes and our effective tax rates. For example, the Obama Administration has proposed modifying the dividends received deduction for life insurance company separate accounts, and such a modification could significantly reduce the dividends received deduction that we are able to claim for dividends received in separate accounts. We have also entered into agreements with the IRS to resolve issues related to tax accounting matters, such as whether certain derivative transactions qualify for hedge treatment, the proper treatment of valid tax hedge gains and losses and “other than temporary impairment” losses, which agreements may be superseded by future enacted laws, regulations or public guidance that increases our taxes and our effective tax rates. Further, changes in tax rates could affect the amount of our deferred tax assets and deferred tax liabilities. One such change relates to the current debate over corporate tax reform and corporate tax rates. A reduction in the top federal tax rate would result in lower statutory deferred tax assets. Such a reduction in the statutory deferred tax asset may impact the ability of the affected insurance subsidiaries to make distributions to us and consequently could negatively impact our ability to pay dividends to our stockholders and to service our debt.

Changes in tax laws could make some of our insurance, annuity and investment products less attractive to customers. Current U.S. federal income tax law permits tax-deferred accumulation of income earned under life insurance and annuity products, and permits exclusion from taxation of death benefits paid under life insurance contracts. Changes in tax laws that restrict these tax benefits could make some of our products less attractive to customers. Reductions in individual income tax rates or estate tax rates could also make some of our products less advantageous to customers. Changes in federal tax laws that reduce the amount an individual can contribute on a pre-tax basis to an employer-provided, tax-deferred product (either directly by reducing current limits or indirectly by changing the tax treatment of such contributions from exclusions to deductions) or changes that would limit an individual’s aggregate amount of tax-deferred savings could make our retirement products less attractive to consumers.

The American Taxpayer Relief Act of 2012 was recently passed to avert the “fiscal cliff” and made permanent the marginal income tax rates for individuals, as well as the estate tax threshold and applicable rate. Although we do not consider it likely that Congress will revisit these rates in the short term, it is likely to pursue spending cuts (which may take the form of reducing or eliminating tax preferences associated with our industry and products) to offset mandatory spending cuts, as part of any negotiations to raise the federal borrowing limit, and as part of funding the federal government when the current continuing resolution expires. Congress may also consider the same types of spending cuts and revenue raising options on an even larger scale later in 2013 or 2014 if it pursues comprehensive tax reform premised on the notion of reducing corporate and personal rates by reducing tax preferences. We also believe that states that stand to lose tax revenue of their own will exert pressure on the federal government not to enact additional measures as part of comprehensive tax reform that would negatively impact them further. Such a situation may result in even more pressure on raising revenue from tax preferences associated with our Company and products.

Risks Related to Our Separation from, and Continuing Relationship with, ING Group

ING Group’s continuing significant interest in us may result in conflicts of interest.

Currently ING Group beneficially owns approximately 71% of our outstanding common stock. For as long as ING Group continues to beneficially own more than 50% of our outstanding voting stock, ING Group generally will be able to determine the outcome of many corporate actions requiring stockholder approval, including the election of directors and the amendment of the certificate of incorporation and bylaws of ING U.S., Inc. ING Group is currently required pursuant to the 2012 Amended Restructuring Plan to divest all of its global insurance and investment management business. See “Prospectus Summary—ING Group Restructuring Plan with European Commission.” It is thus expected that ING Group will sell its controlling ownership interest in ING U.S., Inc. through one or more additional public offerings of our stock or, possibly, through one or more privately negotiated sales of our stock.

We have elected to be treated as a “controlled company” for purposes of the NYSE corporate governance rules, and accordingly, for as long as ING Group owns more than 50% of our outstanding common stock, we will not be subject to the requirement that a majority of our directors be “independent” as defined under such rules and that we have a compensation and benefits committee and a nominating and governance committee that meet the required director independence requirements. In addition, under the provisions of a shareholder agreement that we entered into with ING Group concurrently with our initial public offering, ING Group will have consent rights with respect to certain corporate and business activities that we may undertake, including during periods where ING Group holds less than a majority of our common stock. See “Certain Relationships and Related Party Transactions—Continuing Relationship with ING Group—Shareholder Agreement.”

Because ING Group’s interests may differ from those of other stockholders, actions ING Group takes or omits to take with respect to us, for as long as it is our controlling stockholder, including those corporate or business actions requiring its prior affirmative written consent or vote described above, may not be as favorable to other stockholders as they are to ING Group.

Conflicts of interest may arise between us and ING Group in a number of areas relating to our past and ongoing relationships. All of our directors immediately following our initial public offering have been designated to our Board of Directors by ING Group. Four of these directors are also officers or employees of ING Group.

Because of their current or former positions with ING Group, these directors and a number of our officers own substantial amounts of ING Group stock and options to purchase ING Group stock. Ownership interests of our directors or officers in ING Group shares, or service of certain of our directors as officers of ING Group, may create, or may create the appearance of, conflicts of interest when a director is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as the desirability of an acquisition opportunity, employee retention or recruiting, capital management or our dividend policy.

Our continuing relationship with ING Group, our ultimate parent, and with affiliates of ING Group, may affect our ability to operate and finance our business as we deem appropriate and changes with respect to ING Group could negatively impact us.

Following our initial public offering, ING Group continues to own a substantial majority of our common stock and we remain a consolidated subsidiary of ING Group for purposes of its financial reporting. Circumstances affecting ING Group may have an impact on us and we cannot be certain how further changes in circumstances affecting ING Group may impact us.

In November 2008, the Dutch State purchased non-voting core Tier 1 securities from ING Group for a total consideration of €10 billion and in the first quarter of 2009 ING Group entered into an Alt-A Back-up Facility with the Dutch State (see “Certain Relationships and Related Party Transactions—Alt-A Back-up Facility”). In connection with the Dutch State Transactions, ING Group accepted certain restrictions regarding the compensation of certain of its senior management positions. In addition, the Dutch State was granted the right to nominate two candidates for appointment to ING Group’s Supervisory Board (the “Supervisory Board”) and the Dutch State’s nominees have veto rights over certain material transactions, including the issuance or repurchase by ING Group of its shares.

In 2009, ING Group was required to submit a restructuring plan to the EC to obtain EC approval for the Dutch State Transactions under the EC state aid rules. On October 26, 2009, ING Group announced its 2009 Restructuring Plan, pursuant to which ING Group is required to divest its insurance and investment management businesses, including the Company. On November 19, 2012, ING Group and the EC announced that the EC approved the 2012 Amended Restructuring Plan. The 2012 Amended Restructuring Plan requires ING Group to divest at least 25% of the Company by December 31, 2013, more than 50% of the Company by December 31, 2014, and 100% of the Company by December 31, 2016. ING Group divested 25% of the Company on May 7, 2013, in our initial public offering and an additional 4% on May 31, 2013 following the exercise by the underwriters in the initial public offering of an option to purchase additional shares. The divestment of 50% of the Company is measured in terms of a divestment of over 50% of the shares of ING U.S., Inc., the loss of ING Group’s majority of directors on ING U.S., Inc.’s board of directors and the accounting deconsolidation of the Company (in line with IFRS accounting rules). In case ING Group does not satisfy its commitment to divest the Company as agreed with the EC, the Dutch State will renotify the recapitalization measure to the EC. In such a case, the EC may require additional restructuring measures or take enforcement action against ING Group, or, at the request of ING Group and the Dutch State, could allow ING Group more time to complete the divestment.

The 2012 Amended Restructuring Plan also contains provisions that could limit our business activities, including restricting our ability to make certain acquisitions or to conduct certain financing and investment activities. See “Regulation—Dutch State Transactions and Restructuring Plan.”

We cannot accurately predict whether any restrictions and limitations imposed on ING Group on account of the Dutch State Transactions, or the implementation of the 2012 Amended Restructuring Plan (or any further amendment thereof), will have a negative effect on our businesses and financial flexibility or result in conflicts between the interests of ING Group and our interests. In addition, it is difficult for us to predict whether any changes to, or termination of, the Dutch State Transactions could occur as a result of the 2012 Amended Restructuring Plan (or any further amendment thereof) and whether any effect on our business would result from that. We also note that we cannot predict the possible effect of ING Group not satisfying its commitment to divest the Company as agreed with the EC, for instance, by having a remaining ownership interest in the Company and its subsidiaries beyond any deadline agreed with the EC.

Our separation from ING Group could adversely affect our business and profitability due to ING Group’s strong brand and reputation.

Prior to our initial public offering, as a wholly owned subsidiary of ING Group, we marketed our products and services using the “ING” brand name and logo. We believe the association with ING Group provided us with preferred status among our customers, vendors and other persons due to ING Group’s globally recognized brand, perceived high quality products and services and strong capital base and financial strength.

Our initial public offering could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products. In connection with our initial public offering, we entered into an IP licensing agreement, pursuant to which we will have a license to use certain trademarks (including the “ING” name and logo) for a limited period of time following the completion of the initial public offering. See “Certain Relationships and Related Party Transactions—Continuing Relationship with ING Group—Transitional Intellectual Property Agreement.” The operational and legal work to rebrand to “Voya Financial” is not expected to commence before early 2014 and we do not expect to formally shift the majority of our advertising and marketing to our new brand name until late 2014 at the earliest. We anticipate that the process of changing all marketing materials, operating materials and legal entity names containing the word “ING” or “Lion” to our new brand name will take approximately 24 months and will cost between $40 million and $50 million, excluding incremental advertising expenses. Some of our existing policyholders, contract owners and other customers may choose to stop doing business with us, which could increase the rate of surrenders and withdrawals in our policies and contracts. In addition, other potential policyholders and contract owners may decide not to purchase our products because we no longer will be a part of ING Group.

Our separation from ING Group could prompt some third parties to re-price, modify or terminate their distribution or vendor relationships with us. Our ability to attract and retain highly qualified independent sales intermediaries and dedicated sales specialists for our products may also be negatively affected. We may be required to lower the prices of our products, increase our sales commissions and fees, change long-term selling and marketing agreements and take other action to maintain our relationship with our sales intermediaries and distribution partners, all of which could have an adverse effect on our financial condition and results of operations. We cannot accurately predict the effect that our separation from ING Group will have on our business, sales intermediaries, customers or employees.

The risks relating to our separation from ING Group could materialize or evolve at any time, including:

•	when ING Group reduces its ownership in our common stock to a level below 50%; and

•

when we cease using the “ING” name and logo in our sales and marketing materials, particularly when we deliver notices to our distributors and customers that the names of some of our insurance subsidiaries will change.

The terms of our arrangements with ING Group may be more favorable than we will be able to obtain from an unaffiliated third-party. We may be unable to replace the services ING Group provides us in a timely manner or on comparable terms.

As a subsidiary of ING Group, we have benefited, and after our initial public offering will continue to benefit, from certain contractual arrangements between ING Group and ING Bank and various third party vendors. These contractual arrangements permit ING Group affiliates such as the Company to make use of the software licenses and related services provided thereunder. There is no assurance that, once we are no longer entitled to benefit from these arrangements as a result of a Divestment Transaction, we will be able to obtain these services at the same levels or obtain the same benefits through new, independent relationships with third party vendors. Likewise, we may not be able to replace these services and arrangements in a timely manner or on terms and conditions, including cost, as favorable as those we have previously received as a subsidiary of ING Group.

In addition, as described in “Certain Relationships and Related Party Transactions—Historical Related Party Transactions—Financing Arrangements—Guarantees,” certain of our indebtedness and other obligations continue to benefit from guarantees provided by ING Group or ING V. As this indebtedness and these obligations mature or are terminated, to the extent we replace them with new indebtedness or other obligations, we do not expect such new indebtedness or other obligations to be guaranteed by ING Group or ING V. Therefore, such new indebtedness or other obligations may be on terms that are less favorable to us than the indebtedness or other obligations being replaced.

If ING Group sells a controlling interest in our company to a third party in a private transaction, we may become subject to the control of a presently unknown third party.

ING Group currently owns a substantial majority of our common stock. ING Group will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of the Company and may have an adverse effect on your investment in the notes.

We expect to incur incremental costs as a standalone public company.

We will need to replicate or replace certain functions, systems and infrastructure to which we no longer have the same access after our initial public offering. We will also need to make infrastructure investments in order to operate without the same access to ING Group’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs may be subject to change.

Until our initial public offering, ING Group performed or supported many important corporate functions for our operations, including investor relations, advertising and brand management, corporate audit, certain risk management functions, corporate insurance, corporate governance and other services. Our Consolidated Financial Statements reflect charges for these services. There is no assurance that these services will be sustained at the same levels as when we were receiving such services from ING Group prior to our initial public offering or that we will obtain the same benefits. When we begin to operate these functions independently, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs and our profitability may decline. In addition, our business has benefited from ING Group’s purchasing power when procuring goods and services. As a standalone company, we may be unable to obtain such goods and services at comparable prices or on terms as favorable as those obtained prior to our initial public offering, which could decrease our overall profitability.

As a standalone public company, we expect to expend additional time and resources to comply with rules and regulations that do not currently apply to us.

As a standalone public company, the various rules and regulations of the SEC, as well as the rules of the exchange on which we list our common stock, require us to implement additional corporate governance practices and adhere to a variety of reporting requirements. Compliance with these public company obligations will increase our legal and financial compliance costs and could place additional demands on our finance and accounting staff and on our financial, accounting and information systems.

In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting pursuant to Auditing Standard No. 5. Under current rules, we are subject to these requirements beginning with our annual report on Form 10-K for the year ending December 31, 2014. If we are unable to conclude that we have effective internal controls over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of the notes.

Our historical consolidated financial data are not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.

Our historical consolidated financial data included in this prospectus do not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. For example, as described in “Recapitalization,” we are in the process of adjusting our capital structure to more closely align with peer U.S. public companies. As a result, financial metrics that are influenced by our capital structure, such as interest expense and return on equity, will not necessarily be indicative for historical periods of the performance we may achieve as a standalone company following our initial public offering. In addition, significant increases may occur in our cost structure as a result of our initial public offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002. Also, as described in “—Our separation from ING Group could adversely affect our business and profitability due to ING Group’s strong brand and reputation,” we anticipate incurring substantial expenses in connection with rebranding our Company following our initial public offering.

As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

Risks Related to Our Holding Company Structure

As holding companies, ING U.S., Inc. and Lion Holdings depend on the ability of their subsidiaries to transfer funds to them to meet their obligations under the notes.

ING U.S., Inc. is the holding company for all our operations, and dividends, returns of capital and interest income on intercompany indebtedness from ING U.S., Inc.’s subsidiaries are the principal sources of funds available to ING U.S., Inc. to pay principal and interest on the notes, to meet its obligations under any other indebtedness, to pay corporate operating expenses, to pay any stockholder dividends and to meet its other obligations. These subsidiaries are legally distinct from ING U.S., Inc. and, except in the case of Lion Holdings, which is the guarantor of certain of our outstanding indebtedness, have no obligation to pay amounts due on the debt of ING U.S., Inc. or to make funds available to ING U.S., Inc. for such payments. The ability of our subsidiaries to pay dividends or other distributions to ING U.S., Inc. in the future will depend on their earnings, tax considerations, covenants contained in any financing or other agreements and applicable regulatory restrictions. In addition, such payments may be limited as a result of claims against our subsidiaries by their creditors, including suppliers, vendors, lessors and employees. The ability of our insurance subsidiaries to pay dividends and make other distributions to ING U.S., Inc. will further depend on their ability to meet applicable regulatory standards and receive regulatory approvals, as discussed below under “—The ability of our insurance subsidiaries to pay dividends and other distributions to ING U.S., Inc. and Lion Holdings is further limited by state insurance laws, and our insurance subsidiaries may not generate sufficient statutory earnings to enable them to pay ordinary dividends.”

Lion Holdings, the guarantor of the notes, is wholly owned by ING U.S., Inc. and is also a holding company, and accordingly its ability to make payments under its guarantees of our indebtedness is subject to restrictions and limitations similar to ING U.S., Inc. Neither ING U.S., Inc., nor Lion Holdings, has significant sources of cash flow other than from our subsidiaries that do not guarantee such indebtedness.

If the ability of our insurance or non-insurance subsidiaries to pay dividends or make other distributions or payments to ING U.S., Inc. and Lion Holdings is materially restricted by regulatory requirements, other cash needs, bankruptcy or insolvency, or our need to maintain the financial strength ratings of our insurance subsidiaries, or is limited due to operating results or other factors, we may be required to raise cash through the incurrence of debt, the issuance of equity or the sale of assets. However, there is no assurance that we would be able to raise cash by these means. This could materially and adversely affect the ability of ING U.S., Inc. and Lion Holdings to pay their obligations, including their obligations to pay principal and interest on the notes.

The ability of our insurance subsidiaries to pay dividends and other distributions to ING U.S., Inc. and Lion Holdings is further limited by state insurance laws, and our insurance subsidiaries may not generate sufficient statutory earnings to enable them to pay ordinary dividends.

The payment of dividends and other distributions to ING U.S., Inc. and Lion Holdings by our insurance subsidiaries is regulated by state insurance laws and regulations. The jurisdictions in which our insurance subsidiaries are domiciled impose certain restrictions on the ability to pay dividends to their respective parents. These restrictions are based, in part, on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior regulatory approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the insurance commissioner of the relevant state of domicile. Under the insurance laws applicable to our insurance subsidiaries domiciled in Colorado, Connecticut, Indiana, Iowa and Minnesota, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the greater of (1) 10% of the insurer’s policyholder surplus as of the preceding December 31 or (2) the insurer’s net gain from operations for the twelve-month period ended the preceding December 31, in each case determined in accordance with statutory accounting principles. New York has similar restrictions, except that New York’s statutory definition of extraordinary dividend or distribution is an aggregate amount in any calendar year that exceeds the lesser of (1) 10% of policyholder’s surplus as of the preceding December 31 or (2) the insurer’s net gain from operations for the twelve-month period ended the preceding December 31, not including realized capital gains. In addition, under the insurance laws of the states of domicile of our principal insurance subsidiaries, no dividend or other distribution exceeding an amount equal to an insurance company’s earned surplus may be paid without the domiciliary insurance regulator’s prior approval. From time to time, the NAIC and various state insurance regulators have considered, and may in the future consider, proposals to further limit dividend payments that an insurance company may make without regulatory approval. No assurance is given that more stringent restrictions will not be adopted from time to time by jurisdictions in which our insurance subsidiaries are domiciled, and such restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to ING U.S., Inc. or Lion Holdings by our insurance subsidiaries without prior approval by regulatory authorities. In addition, in the future, we may become subject to debt instruments or other agreements that limit the ability of our insurance subsidiaries to pay dividends or make other distributions. The ability of our insurance subsidiaries to pay dividends or make other distributions is also limited by our need to maintain the financial strength ratings assigned to such subsidiaries by the rating agencies. These ratings depend to a large extent on the capitalization levels of our insurance subsidiaries.

Prior to our IPO, our principal insurance subsidiaries domiciled in Colorado, Iowa and Minnesota each had negative earned surplus accounts, and therefore had no ordinary dividend capacity. In order to obtain dividends or distributions from these insurance companies, we historically obtained approval from the insurance companies’ respective state regulators, which could be granted or withheld in the regulators’ discretion, for extraordinary dividends or distributions. On May 8, 2013, following the completion of our IPO and payment of

$1,434 million of extraordinary distributions, these insurance companies each reset, on a one-time basis, their respective negative unassigned funds account as of December 31, 2012 (as reported in their respective 2012 statutory annual statements) to zero (with an offsetting reduction in gross paid-in capital and contributed surplus). These resets were made pursuant to permitted practices in accordance with statutory accounting practices granted by their respective domiciliary insurance regulators. A detailed description of the permitted practices is included in “Regulation—Insurance Regulation—Insurance Holding Company Regulation.”

This reset allows our principal insurance subsidiaries domiciled in Colorado, Iowa and Minnesota to more readily build up ordinary dividend capacity to the extent their operating results subsequent to December 31, 2012 generate positive earned surplus. Under applicable domiciliary insurance regulations, our principal insurance subsidiaries must deduct any extraordinary distributions or dividends paid in the preceding twelve months in calculating dividend capacity. We expect that these insurance subsidiaries will have ordinary dividend capacity only after twelve months have passed since the date the extraordinary distributions described above were paid, and that ILIAC will have ordinary dividend capacity before such date.

Our principal insurance subsidiaries, however, may not succeed in building up sufficient positive earned surplus within those timeframes or at all. If our principal insurance subsidiaries do not succeed in building up sufficient positive earned surplus to have ordinary dividend capacity, then we may seek extraordinary dividends or distributions (for which prior approval of their respective domiciliary insurance regulators would be required, and can be granted or withheld in the discretion of the regulators). There can be no assurance that our principal insurance subsidiaries will receive approval for extraordinary distribution payments in the future.

The payment of dividends by our special purpose financial captive insurance company subsidiaries domiciled in South Carolina and Missouri is regulated by their respective governing licensing orders and restrictions in their respective insurance securitization agreements. Generally, our special purpose financial captive insurance subsidiaries may not declare or pay dividends in any form to their parent companies other than in accordance with their respective insurance securitization transaction agreements and their respective governing licensing orders, and in no event may the dividends decrease the capital of the captive below the minimum capital requirement applicable to it, and, after giving effect to the dividends, the assets of the captive paying the dividend must be sufficient to satisfy its domiciliary insurance regulator that it can meet its obligations. Similarly, our insurance subsidiary in the Cayman Islands is subject to minimum net worth and solvency requirements that limit its ability to pay dividends.

Risks Related to the Notes

The notes will be effectively subordinated to the obligations of our subsidiaries.

Our subsidiaries are separate and distinct legal entities. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon the subsidiary’s liquidation or reorganization or otherwise, is subject to the prior claims of its creditors, except to the extent that we may be recognized as a creditor of that subsidiary. The applicable insurance laws of the jurisdiction where each of our insurance subsidiaries is domiciled would govern any proceedings relating to that insurance subsidiary. The insurance authority of that jurisdiction would act as a liquidator or rehabilitator for the subsidiary. Both creditors and policyholders of the subsidiary would be entitled to payment in full from the subsidiary’s assets before we, as a shareholder, would be entitled to receive any distribution from the subsidiary which we might apply to make payments of principal and interest on the notes or other indebtedness.

Accordingly, our obligations under the notes will be effectively subordinated to all existing and future indebtedness and liabilities of our subsidiaries, including liabilities under contracts of insurance and annuities written by our insurance subsidiaries, and you, as holders of notes, should look only to our assets for payment under the notes.

The secondary market for the notes may be illiquid.

The new notes are a new issue of securities with no established trading market. We do not intend to apply to list the notes on any national securities exchange or to arrange for quotation of the notes on any automated dealer quotation system. We cannot give any assurance as to the liquidity of any trading market for the notes. The lack of a trading market could adversely affect your ability to sell the notes and the price at which you may be able to sell the notes.

Changes in our credit ratings or the debt markets could adversely affect the market price of the notes.

The market price for the notes depends on many factors, including, among other things:

•	our credit ratings with major credit rating agencies, including with respect to the notes;

•	the prevailing interest rates being paid by other companies similar to us;

•	our operating results, financial condition, financial performance and future prospects;

•

with respect to the junior subordinated notes, our election to defer interest payments on such notes (see the risk factor entitled “Deferral of interest payments and other characteristics of the junior subordinated notes could adversely affect the market price of the junior subordinated notes”); and

•

economic, financial, geopolitical, regulatory and judicial events that affect us, the industries and markets in which we are doing business and the financial markets generally, including continuing uncertainty about the strength and speed of recovery in the United States and other key economies, the impact of governmental stimulus and austerity initiatives, and sovereign credit concerns in Europe and other key economies.

The price of the notes may be adversely affected by unfavorable changes in these factors. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes.

In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the insurance industry as a whole and may change our credit rating based on their overall view of our industry. A negative change in our rating could have an adverse effect on the price of the notes.

Because a subsidiary guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from Lion Holdings or any future subsidiary guarantor.

The notes have the benefit of a guarantee, on a senior unsecured basis with respect to the senior notes and on an unsecured, junior subordinated basis with respect to the junior subordinated notes, by Lion Holdings. However, the guarantee by Lion Holdings is limited to the maximum amount that Lion Holdings is permitted to guarantee under applicable law. As a result, Lion Holdings’, or any future subsidiary guarantor’s, liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such subsidiary guarantor. A court could also find any such limitation on the maximum amount of a guarantee to be ineffective or unenforceable and, under federal and state fraudulent conveyance statutes, void the obligations under the guarantee or further subordinate it to all other obligations of the relevant subsidiary guarantor.

For example, in 2009, the U.S. Bankruptcy Court in the Southern District of Florida in Official Committee of Unsecured Creditors of TOUSA, Inc. v. Citicorp N. Am., Inc. found this kind of provision in that case to be ineffective, and held the guarantees to be fraudulent transfers and voided them in their entirety. This decision was ultimately affirmed by the U.S. Court of Appeals for the Eleventh Circuit on May 15, 2012.

Fraudulent conveyance laws could void our obligations under the notes or the guarantee of a subsidiary guarantor.

Our incurrence of debt under the notes may be subject to review under federal and state fraudulent conveyance laws if a bankruptcy, reorganization or rehabilitation case or a lawsuit, including circumstances in which bankruptcy is not involved, is commenced by, or on behalf of, our unpaid creditors or unpaid creditors of a subsidiary guarantor at some future date. Federal and state statutes allow courts, under specific circumstances, to void notes and guarantees and require holders thereof to return payments received from debtors or their guarantors. As a result, an unpaid creditor or representative of creditors could file a lawsuit claiming that the issuance of the notes constituted a “fraudulent conveyance.” To make such a determination, a court would have to find that we did not receive fair consideration or reasonably equivalent value for the notes and that, at the time the notes were issued, we:

•	were insolvent;

•	were rendered insolvent by the issuance of the notes;

•	were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we would incur, debts beyond our ability to repay those debts as they matured.

If a court were to make such a finding, it could void all or a portion of our obligations under the notes, subordinate the claim in respect of the notes to our other existing and future indebtedness or take other actions detrimental to you as a holder of notes, including in certain circumstances, invalidating the notes or any then existing guarantees.

The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, a company will be considered insolvent for these purposes if the sum of that company’s debts is greater than the fair value of all of that company’s property, or if the present fair salable value of that company’s assets is less than the amount that will be required to pay its probable liability on its existing debts as they mature. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the notes, if it determined that the transaction was made with intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the notes, to the claims of all existing and future creditors on similar grounds. We cannot determine in advance what standard a court would apply to determine whether we were “insolvent” in connection with the sale of the notes.

The making of the guarantees by Lion Holdings, as well as any future making of any guarantees by any other of our subsidiaries, might also be subject to similar review under relevant fraudulent conveyance laws. In addition, a guarantee by a subsidiary could be subject to the claim that the guarantee was incurred for our benefit and only indirectly for the benefit of the subsidiary providing such guarantee, and therefore incurred for less than fair value. A court could impose legal and equitable remedies, including subordinating the obligations under any then-existing subsidiary guarantees to our other existing and future indebtedness or taking other actions detrimental to you as a holder of notes. If Lion Holdings’ guarantees, or a future guarantee by another subsidiary, were to be voided as a fraudulent conveyance or otherwise unenforceable, holders of notes would have recourse solely to assets owned directly by us. The notes would then be effectively subordinated to all other obligations of the subsidiary providing such guarantee.

Risks Related to the Senior Notes

The senior notes will be effectively subordinated to any of ING U.S., Inc.’s and Lion Holdings’ future secured debt.

The senior notes will be ING U.S., Inc.’s senior unsecured obligations and will rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The senior guarantee will be the senior unsecured obligation of Lion Holdings and will rank equally in right of payment with all of Lion Holdings’ existing and future unsecured and unsubordinated indebtedness. Both ING U.S., Inc. and Lion Holdings may incur secured indebtedness in the future, subject to the covenant described under “Description of the New Notes—Senior Notes—Restrictive Covenants—Limitation on Liens.” That covenant, however, only limits ING U.S., Inc. and Lion Holdings’ ability to incur indebtedness that is secured by a lien on the capital stock of certain subsidiaries, and does not prevent our granting liens over other assets.

The senior notes do not restrict our ability to incur additional debt, repurchase our securities, experience a change of control or take other actions that could negatively impact holders of notes.

We are not restricted under the terms of the senior notes from incurring additional debt or repurchasing our securities. In addition, the senior notes indenture does not contain any covenants which require us to achieve or maintain any minimum financial results relating to our results of operations or financial condition. Nor does the senior notes indenture obligate us to offer to repurchase the senior notes in the event we experience a change of control, even a change of control involving a leveraged recapitalization. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the senior notes could have the effect of diminishing our ability to make payments on the senior notes when due.

Risks Related to the Junior Subordinated Notes

We have the right to defer payment of interest for up to five consecutive years.

We have the right at one or more times to defer payment of interest on the junior subordinated notes for one or more consecutive interest periods for up to five years. During any such deferral period, holders of junior subordinated notes will receive limited or no current payments on the junior subordinated notes. Holders will have no remedies against us for nonpayment unless we fail to pay all deferred interest (including compounded interest) at the end of the five-year deferral period, at the maturity date of the junior subordinated notes or, if applicable, at any earlier accelerated maturity date arising from an event of default or any earlier redemption date with respect to the junior subordinated notes.

Deferral of interest payments and other characteristics of the junior subordinated notes could adversely affect the market price of the junior subordinated notes.

To the extent a secondary market develops for the junior subordinated notes, the market price of the junior subordinated notes is likely to be adversely affected if we defer payments of interest on the junior subordinated notes. As a result of our deferral right or if investors perceive that there is a likelihood that we will exercise our deferral right, the market for the junior subordinated notes may become less active or be discontinued during such a deferral period, and the market price of the junior subordinated notes may be more volatile than the market prices of other securities that are not subject to deferral. If we do defer interest on the junior subordinated notes and you sell your junior subordinated notes during the period of that deferral, you may not receive the same return on your investment as a holder that continues to hold its junior subordinated notes until we pay the deferred interest at the end of the applicable deferral period.

The junior subordinated indenture does not limit the amount of senior or pari passu indebtedness we may issue, and other future liabilities may rank senior to or equally with the junior subordinated notes in right of payment or upon liquidation.

The junior subordinated notes will be subordinate and junior in right of payment to our current and future senior indebtedness, which means we cannot make any payments on the junior subordinated notes if we are in default on any of our indebtedness that is senior to the junior subordinated notes. Therefore, in the event of our bankruptcy, liquidation or dissolution, our assets must be used to pay off our senior indebtedness in full before any payment may be made on the junior subordinated notes.

Our senior indebtedness includes all of our obligations for money borrowed (other than the junior subordinated notes and other obligations issued under the junior subordinated indenture), as well as other obligations such as capital leases, but will not include (1) obligations to trade creditors created or assumed by us in the ordinary course of business or (2) indebtedness that is by its terms subordinate, or not superior, in right of payment to the junior subordinated notes, including our pari passu securities. All of our existing indebtedness for money borrowed is senior indebtedness. We currently have no pari passu securities outstanding.

The terms of the junior subordinated indenture do not limit our ability to incur additional debt, whether secured or unsecured, and including indebtedness that ranks senior to or pari passu with the junior subordinated notes upon our liquidation or in right of payment as to principal or interest.

As of March 31, 2013, the consolidated short- and long-term debt of ING U.S., Inc. ranking senior to the junior subordinated notes upon liquidation (including the old senior notes), totaled approximately $3,762.0 million. This does not include obligations, including policyholder claims, of our subsidiaries, to which holders of the notes are structurally subordinated (see the risk factor entitled “—The notes will be effectively subordinated to the obligations of our subsidiaries”).

We may make certain payments on pari passu securities during a deferral period.

The terms of the junior subordinated notes and the junior subordinated indenture permit us to make any payment of current or deferred interest on pari passu securities so long as the amounts paid, the amounts set aside at such time for payment of such pari passu securities on the immediately following regularly scheduled interest payment dates therefor and the amounts paid or set aside at such time for payment on the junior subordinated notes on the immediately following interest payment date for the junior subordinated notes, are in the same proportion to the full payment to which each series of such pari passu securities and the junior subordinated notes is then, or on such immediately following regularly scheduled interest payment dates will be, entitled to be paid in full.

We may redeem the junior subordinated notes on or after May 15, 2023, and at any time in the event of a tax event or rating agency event.

We may redeem the junior subordinated notes, in whole at any time or in part from time to time, on or after May 15, 2023 at a redemption price equal to their principal amount plus accrued and unpaid interest (including compounded interested) to, but excluding, the date of redemption. Prior to May 15, 2023, we may also redeem the junior subordinated notes in whole, but not in part, at any time within 90 days after the occurrence of a “tax event” or a “rating agency event” at a redemption price equal to their principal amount or, if greater, a make-whole redemption price, in each case, plus accrued and unpaid interest (including compounded interest) to, but excluding, the date of redemption. If the junior subordinated notes are redeemed, the redemption may be a taxable event to you.

Events that would constitute a “tax event” or a “rating agency event” could occur at any time and could result in the junior subordinated notes being redeemed earlier than would otherwise be the case. In the event we choose to redeem the junior subordinated notes, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the junior subordinated notes. For more information and the definitions of “tax event,” “rating agency event” and “make-whole redemption price,” see “Description of the New Notes—The Junior Subordinated Notes—Redemption” in this prospectus.

A holder of the junior subordinated notes will not have rights of acceleration in the case of payment defaults or other breaches of covenants.

The only event of default under the junior subordinated indenture consists of specific events of bankruptcy, insolvency or receivership involving ING U.S., Inc. There is no right of acceleration in the case of payment defaults or other breaches of covenants under the junior subordinated indenture.

Rating agencies may change their practices for rating the junior subordinated notes, which change may adversely affect the market price of the junior subordinated notes. In addition, we may redeem the junior subordinated notes if a rating agency makes certain changes to its equity credit methodology for securities such as the junior subordinated notes.

The rating agencies that currently or may in the future publish a credit rating for us, including Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., each of which is expected to initially publish a rating of the junior subordinated notes, may, from time to time in the future, change the way they analyze securities with features similar to the junior subordinated notes. This may include, for example, changes to the relationship between ratings assigned to an issuer’s senior securities and ratings assigned to securities with features similar to the junior subordinated notes. If the rating agencies change their practices for rating these types of securities in the future, and the ratings of the junior subordinated notes are subsequently lowered, that could have a negative impact on the trading price of the junior subordinated notes. In addition, we may redeem the junior subordinated notes before May 15, 2023 at our option, in whole but not in part, if a rating agency makes certain changes to its equity credit methodology for securities such as the junior subordinated notes. See the risk factor entitled “We may redeem the junior subordinated notes on or after May 15, 2023, and at any time in the event of a tax event or rating agency event.”

Uncertainty relating to the LIBOR calculation process may adversely affect the value of the junior subordinated notes.

From and including May 15, 2023 to, but excluding, the maturity date or any earlier redemption date, the junior subordinated notes will bear interest at interest rates based on the London Interbank Offered Rate. Regulators and law enforcement agencies from a number of governments, including entities in the United States, Japan, Canada and the United Kingdom, are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the availability of a London Interbank Offered Rate. Uncertainty as to the nature of such potential changes may adversely affect the trading market for LIBOR-based securities, including the junior subordinated notes.

RECAPITALIZATION

Prior to our initial public offering, we operated with a capital structure that reflected our status as a wholly owned subsidiary of ING Group, and historically did not rely on direct access to the capital markets for our financing needs. To prepare for our separation from ING Group and operation as a standalone public company, we have undertaken various recapitalization initiatives to more closely align our capital structure—both at the ING U.S., Inc. holding company level and on a consolidated basis—with other U.S. public companies. In undertaking this recapitalization plan, we have focused on several goals:

•	Maintaining and strengthening our credit ratings;

•	Migrating the Company towards our target of 25% financial leverage to capital ratio;

•	Meeting our target combined RBC ratio of our U.S. insurance company subsidiaries of 425%;

•

Replacing significant amounts of our financing that are provided or guaranteed by ING Group, ING V or ING Bank with financing that is supported solely on the basis of our standalone credit, and entering into new financing arrangements only on that basis; and

•	Increasing liquidity at the ING U.S., Inc. holding company level.

As of December 31, 2012, we had completed the following steps in connection with this recapitalization:

•

Contribution of intercompany loans from ING V. During 2010 and 2011, ING V caused to be contributed to the Company $7.0 billion of borrowings made by the Company under certain intercompany loan agreements. As a result of the contribution, the debt was immediately extinguished. See “Certain Relationships and Related Party Transactions—Historical Related Party Transactions—Financing Arrangements—Intercompany Loans.”

•

$5.0 billion senior unsecured credit facility. On April 20, 2012, we entered into a $5.0 billion senior unsecured credit facility with a syndicate of banks, which replaced financing that was either internally funded or guaranteed by ING V. The credit facility was established on the basis of our standalone credit profile. As part of the senior unsecured credit facility, we entered into a three-year committed revolving credit agreement (the “Revolving Credit Agreement”), which provides for issuance of up to $3.5 billion of LOC with a $1.5 billion sublimit for cash borrowings (reduced, as required by the terms of the Revolving Credit Agreement, to $750.0 million in connection with the offerings of the old 2018 notes and old 2022 notes). We also entered into a $1.5 billion two-year syndicated term loan agreement (the “Term Loan Agreement” and, together with the Revolving Credit Agreement, the “Senior Unsecured Credit Facility”). In 2013, we used $850.0 million of the proceeds from the issuance of the old 2018 notes to reduce amounts outstanding under the Term Loan Agreement.

•

Receipt of cash distributions. In the second quarter of 2012, our insurance subsidiaries domiciled in Colorado, Connecticut, Iowa and Minnesota made distributions to ING U.S., Inc. or Lion Holdings in the aggregate amount of $800.0 million pursuant to regulatory approvals or notices of non-objection, as the case may be, from their respective domiciliary insurance regulators. We contributed $500.0 million of such distributions to our Cayman Islands insurance subsidiary, SLDI, through repayment of $100.0 million of intercompany loans and a capital contribution to SLDI of $400.0 million.

•

$850.0 million inaugural senior notes offering. On July 13, 2012, we issued $850.0 million principal amount of the old 2022 notes in a private placement to institutional investors. Similar to the Senior Unsecured Credit Facility, the old 2022 notes are not guaranteed by ING Group or ING V.

These steps have contributed significantly to achieving our recapitalization goals, and have helped us achieve:

•	A decrease in Financial Leverage-to-Total Capital Ratio from 56% at December 31, 2010 to 27% at December 31, 2012;

•

An estimated combined RBC ratio for our U.S. insurance subsidiaries of 526%, as of December 31, 2012, despite having distributed $800 million from our U.S. insurance subsidiaries in 2012 (we estimate approximately 430% after giving effect to the $1.4 billion of distributions described below);

•	A decrease of $7.9 billion, between December 31, 2009 and December 31, 2012, in debt provided by or guaranteed by ING V or ING Group; and

•	An increase in cash at the ING U.S., Inc. holding company level by $356 million during 2012.

Financial Leverage is a non-GAAP financial measure. For more information on Financial Leverage, see “Business—Operating Return on Capital Goal—Calculations and Reconciliations.”

Between January 1, 2013 and the date of our initial public offering, we had also completed the following steps in connection with this recapitalization:

•

$1.0 billion five-year senior notes offering. On February 11, 2013, we issued $1.0 billion principal amount of the old 2018 notes in a private placement to institutional investors. Similar to the Senior Unsecured Credit Facility and the old 2022 notes, the old 2018 notes are not guaranteed by ING Group or ING V.

•

Repayment of all outstanding commercial paper guaranteed by ING V. We repaid the remaining $192.0 million outstanding as of December 31, 2012 on our ING V guaranteed commercial paper program, primarily utilizing the proceeds of the old 2018 notes.

•

Repayment of significant amounts owed on the Term Loan Agreement of the Revolving Credit Facility. We repaid a total of $957.5 million of amounts outstanding under the Term Loan Agreement during 2013, primarily utilizing the proceeds of the old 2018 notes.

In connection with our initial public offering, we also completed the following additional steps related to this recapitalization:

•	The receipt of gross proceeds of $600.0 million from our initial public offering;

•	The receipt of a total of approximately $1.4 billion of distributions from our principal life subsidiaries; and

•

The contribution of approximately $1.8 billion of capital to SLDI, our Cayman Islands insurance subsidiary, in order to strengthen capital and allow for the cancellation of the $1.5 billion contingent capital LOC with ING Bank. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities and Subsidiary Credit Support Arrangements.”

On May 16, 2013, we issued $750.0 million principal amount of the old junior subordinated notes in a private placement to institutional investors. Similar to the Senior Unsecured Credit Facility, the old 2022 notes and the old 2018 notes, the old junior subordinated notes are not guaranteed by ING Group or ING V.

Anticipated Financing Activities Following this Exchange Offer

We currently anticipate issuing approximately $400 million of senior unsecured notes shortly after or in the months following the exchange offer to which this prospectus relates. The decision to proceed with that offering and the amount and terms of that offering will depend on market conditions and other factors.

In addition, shortly after or in the months following the exchange offer to which this prospectus relates, we expect to complete the following steps in connection with this recapitalization to the extent there are proceeds available from the issuance of the senior unsecured notes described above:

•	Repayment by ING U.S., Inc. of certain borrowings from our subsidiaries; and

•	Repayment of any remaining amounts owed to ING V.

We historically relied on certain funding sources that have been provided by or guaranteed by ING Group, ING V or ING Bank. Approximately $787.2 million, net of discount, of our consolidated outstanding indebtedness is provided by or continues to benefit from a guarantee provided by ING Group or ING V as of May 29, 2013 ING Bank provides additional financing facilities or other financial instruments or ING Group or ING V also guarantee an additional $2,188.5 million of our obligations under various financing facilities or other financial instruments. See “Certain Relationships and Related Party Transactions—Historical Related Party Transactions—Financing Arrangements—Guarantees.” Of such amounts, $139.0 million is expected to mature or expire according to its terms in 2013. As the remaining indebtedness, facilities or instruments mature or expire, we would expect to replace such financing, where necessary, with financing that is also based solely on our standalone credit. We have agreed with ING Group to repurchase or collateralize an additional $506 million of such guaranteed indebtedness over a period from 2015 through 2018, and have also agreed to reimburse ING Group for any amounts it or its subsidiaries may pay out under any of the aforementioned guarantees, each as described in “Certain Relationships and Related Party Transactions—Continuing Relationship with ING Group—Shareholder Agreement—Provisions with respect to certain obligations of the Company guaranteed by ING Group or its subsidiaries.”

USE OF PROCEEDS

Neither ING U.S., Inc. nor Lion Holdings will receive any proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated in this prospectus, we will receive in exchange a like principal amount of old notes, the terms of which are identical in all material respects to the new notes. The old notes surrendered in exchange for the new notes will be cancelled. Accordingly, the issuance of the new notes will not result in any change in our indebtedness.

CAPITALIZATION

The following table presents our capitalization as of March 31, 2013 on an actual basis and on a pro forma basis giving effect to our initial public offering and the issuance of the old junior subordinated notes, in each case as described in “Recapitalization.”

($ in millions)	As of March 31, 2013
	Actual	Pro Forma for the IPO and 2053 Old Notes
	(unaudited)
Short-term debt:
Short-term debt	$4.0	$4.0
Current portion of long-term debt	317.2	170.9

Total short-term debt	$321.2	$174.9

Long-term debt:
Long-term debt and notes payable, net of current portion	$3,440.8	$3,587.1

Total long-term debt	$3,440.8	$3,587.1

Shareholder’s equity:
Common stock, par value $0.01 per share; 900,000,000 shares authorized, 230,079,120 shares issued, 230,000,000 shares outstanding, net of 79,120 of treasury shares, actual; 900,000,000 shares authorized, 260,848,350 shares issued, 260,769,230 shares outstanding, net of 79,120 of treasury shares, as adjusted	$2.3	$2.6
Additional paid-in capital	22,909.9	23,479.6
Retained earnings (deficit):
Appropriated-consolidated investment entities	0.2	0.2
Unappropriated	(12,974.1)	(12,974.1)

Total shareholder’s equity (excluding AOCI and noncontrolling interest)	$9,938.3	$10,508.3

Total capitalization (total debt plus shareholder’s equity excluding items noted above)	$13,700.3	$14,270.3

You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our Consolidated Financial Statements and related notes included elsewhere in this prospectus. The table set forth above is based on the number of shares of our common stock outstanding as of March 31, 2013, and assumes that the 2,295.248835-for-1 stock split, which was effected on April 11, 2013, had occurred as of March 31, 2013.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 are derived from our audited Consolidated Financial Statements, which are included elsewhere in this prospectus. The selected consolidated financial data for the year ended December 31, 2009 and as of December 31, 2010 are derived from our audited Consolidated Financial Statements, which are not included in this prospectus. The selected unaudited consolidated financial data for the year ended December 31, 2008 and as of December 31, 2009 and 2008 are derived from our unaudited Consolidated Financial Statements for such periods and dates, which are not included in this prospectus. The following selected consolidated financial data for the three months ended March 31, 2013 and 2012 and as of March 31, 2013 have been derived from the unaudited consolidated financial statements of the Company and, in the opinion of the management of the Company, reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such data for the respective interim periods. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results that might be expected for future quarterly periods or for the full year ended December 31, 2013.

Prospective investors in the notes should read these selected consolidated financial data together with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
($ in millions, except for share data)	2013	2012	2012	2011	2010	2009	2008
	(Unaudited)						(Unaudited)
Consolidated Operating Results
Net investment income	$1,198.7	$1,277.4	$4,697.9	$4,968.8	$4,987.0	$5,568.6	$5,404.0
Fee income	891.9	889.0	3,515.4	3,603.6	3,516.5	3,325.1	3,506.9
Premiums	471.9	461.6	1,861.1	1,770.0	1,707.5	1,985.5	2,198.7
Net realized capital gains (losses)	(874.8)	(1,249.9)	(1,280.8)	(1,531.4)	(1,678.0)	(2,178.7)	(6,700.0)
Total revenues	1,818.6	1,485.3	9,615.3	9,718.8	9,274.2	9,364.2	5,472.8
Interest credited and other benefits to contract owners/policyholders	1,061.4	1,018.2	4,861.6	5,742.0	5,027.3	5,629.9	6,866.7
Operating expenses	759.1	759.4	3,155.0	3,030.8	3,033.5	3,352.2	4,129.6
Net amortization of deferred policy acquisition costs and value of business acquired	130.5	173.7	722.3	387.0	746.6	1,052.3	1,327.9
Interest expense	44.4	24.3	153.7	139.3	332.5	385.5	426.6
Goodwill impairment	—	—	—	—	—	—	696.6	(1)
Total benefits and expenses	2,032.9	1,998.2	9,009.3	9,441.0	9,236.4	10,472.8	13,514.7
Income (loss) before income taxes	(214.3)	(512.9)	606.0	277.8	37.8	(1,108.6)	(8,041.9)
Income (loss) from discontinued operations, net of income tax	—	—	—	—	—	—	(416.8	)(2)
Net income (loss)	(225.5)	(520.8)	611.2	102.8	(133.2)	(810.6)	(8,082.8)
Net income (loss) attributable to noncontrolling interest	(13.5)	(15.6)	138.2	190.9	(10.3)	(207.4)	(67.3)
Net income (loss) available to ING U.S., Inc.’s common shareholder	(212.0)	(505.2)	473.0	(88.1)	(122.9)	(603.2)	(8,015.5)

Earnings Per Share(6)
Income (loss) from continuing operations (excluding noncontrolling interest), net of income tax, per common share	$(0.92)	$(2.20)	$2.06	$(0.38)	$(0.53)	$(2.62)	$(33.04)
Income (loss) from discontinued operations, net of income tax, per common share	—	—	—	—	—	—	$(1.81)
Net income (loss) available to ING U.S., Inc.’s common shareholder per common share	$(0.92)	$(2.20)	$2.06	$(0.38)	$(0.53)	$(2.62)	$(34.85)
Common shares outstanding	230,000,000	230,000,000	230,000,000	230,000,000	230,000,000	230,000,000	230,000,000

	As of March 31	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
	(Unaudited)				(Unaudited)	(Unaudited)
Consolidated Financial Position
Total investments	$92,213.8	$95,487.6	$92,819.2	$86,886.1	$83,128.8	$79,767.6
Assets held in separate accounts	103,098.3	97,667.4	88,714.5	95,588.1	88,849.4	73,928.0
Total assets	220,850.0	216,394.2	203,572.8	204,376.5	194,621.2	204,775.5
Future policy benefits and contract owner account balances	85,875.10	86,055.7	88,358.4	83,642.8	84,402.0	91,634.4
Short-term debt	321.2	1,064.6	1,054.6	5,464.6	4,811.6	4,635.2
Long-term debt	3,440.8	3,171.1	1,343.1	2,784.0	7,001.3	7,078.5
Liabilities related to separate accounts	103,098.3	97,667.4	88,714.5	95,588.1	88,849.4	73,928.0
Total ING U.S., Inc. shareholder’s equity, excluding AOCI(3)	9,938.3	10,164.2	9,758.9	5,857.5	2,310.0	372.7
Total ING U.S., Inc. shareholder’s equity	13,391.1	13,874.9	12,353.9	6,830.8	967.1	(3,517.3)
Other Supplemental Data (unaudited)
Ratio of Earnings to Fixed Charges(4)(5)	NM	1.20	1.06	NM	NM	NM

(1)	Represents the impairment of goodwill related to the acquisition of CitiStreet.
(2)

Represents amounts related to our ownership and disposition of the Taiwanese life insurance business, which was owned by ING U.S., Inc. but managed by an affiliate. The sale of the business was announced in October 2008, recorded at fair value as of December 31, 2008 and classified as Discontinued operations. The transaction closed on February 11, 2009.

(3)

Shareholder’s equity, excluding AOCI, is derived by subtracting Accumulated Other Comprehensive Income (AOCI) from ING U.S., Inc. shareholder’s equity—both components of which are presented in the respective Consolidated Balance Sheets. For a description of AOCI, see the Accumulated Other Comprehensive Income (Loss) note to the Consolidated Financial Statements. We provide shareholder’s equity, excluding AOCI, because it is a common measure used by insurance analysts and investment professionals in their evaluations.

(4)

Earnings were insufficient to cover fixed charges at a 1:1 ratio by $213.0 million for the three months ended March 31, 2013 and $39.0 million, $862.7 million, and $7,763.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. These ratios are presented as “NM” or not meaningful.

(5)

Interest and debt issue costs include interest costs related to variable interest entities of $36.8 million for the three months ended March 31, 2013 and $106.4 million, $68.4 million, and $49.8 million for the years ended December 31, 2012, 2011, and 2010, respectively. Excluding these costs as well as the earnings of the variable interest entities would result in a ratio of earnings to fixed charges of 1.19, 1.04, and 1.01 for the years ended December 31, 2012, 2011, and 2010, respectively.

(6)	Shares outstanding and per-share amounts give retroactive effect to the 2,295.248835-to-1 stock split effected on April 11, 2013.

SELECTED CONSOLIDATED UNAUDITED

QUARTERLY FINANCIAL DATA

The following selected unaudited consolidated financial data for each of the quarters in the years ended December 31, 2012 and 2011 have been derived from the unaudited Consolidated Financial Statements of the Company and, in the opinion of the management of the Company, reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such date for the respective interim periods. The results of operations for these periods are not necessarily indicative of the results that might be expected for any future period.

	Three Months Ended
	March 31	June 30	September 30	December 31
	(unaudited)
	(in millions, except per share amounts)
2012
Total revenues	$1,485.3	$3,361.9	$2,564.3	$2,203.8
Total benefits and expenses	1,998.2	2,508.8	2,190.4	2,311.9
Income (loss) before income taxes	(512.9)	853.1	373.9	(108.1)
Net income (loss)	(520.8)	852.1	386.8	(106.9)
Less: Net income (loss) attributable to noncontrolling interests	(15.6)	217.7	20.3	(84.2)
Net income (loss) available to ING U.S., Inc.’s common shareholder	(505.2)	634.4	366.5	(22.7)
Basic earnings per share—Common Stock:
Net income (loss) available to ING U.S., Inc.’s common shareholder per common share	$(2.19)	$2.76	$1.59	$(0.10)

2011
Total revenues	$2,246.2	$2,989.4	$3,622.6	$860.6
Total benefits and expenses	2,083.7	2,296.7	2,767.4	2,293.2
Income (loss) before income taxes	162.5	692.7	855.2	(1,432.6)
Net income (loss)	243.4	549.5	1,032.6	(1,722.7)
Less: Income attributable to noncontrolling interests	(51.3)	183.0	(8.7)	67.9
Net income (loss) available to ING U.S., Inc.’s common shareholder	294.7	366.5	1,041.3	(1,790.6)
Basic earnings per share—Common Stock:
Net income (loss) available to ING U.S., Inc.’s common shareholder per common share	$1.28	$1.59	$4.53	$(7.78)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors. See “Note Regarding Forward-Looking Statements.”

Overview

We provide our principal products and services in three ongoing businesses—Retirement Solutions, Investment Management and Insurance Solutions—and report our results for these ongoing businesses through five segments.

The Retirement Solutions business provides its products and services through two segments: Retirement and Annuities:

•

Our Retirement segment provides tax-deferred, employer-sponsored retirement savings plans and administrative services in corporate, health, education and government markets. Our Retirement segment also provides rollover IRAs and other retail financial products as well as comprehensive financial advisory services to individual customers. Our retirement products and services are distributed through multiple intermediary channels, including TPAs, independent and national wirehouse affiliated brokers and registered investment advisors, in addition to independent sales agents and consulting firms. We also have a direct sales team for large defined contribution plans and stable value business, as well as a team of affiliated brokers who sell our products both in person and via telephone.

•

Our Annuities segment provides fixed and indexed annuities, tax-qualified mutual fund custodial products and payout annuities for pre-retirement wealth accumulation and post-retirement income management. Annuity products are primarily distributed by independent marketing organizations, independent broker-dealers, banks, independent insurance agents, pension professionals and affiliated broker-dealers.

The Investment Management business provides its products and services through a single segment, also called Investment Management:

•

Our Investment Management business provides investment products and retirement solutions to both individual and institutional customers by offering domestic and international fixed income, equity, multi-asset and alternative products and solutions across a range of asset classes, geographies, market sectors, investment styles and capitalization spectrums. Investment Management products and services are primarily marketed to institutional clients, including public, corporate and union retirement plans, endowments and foundations and insurance companies, as well as individual investors and the general accounts of our insurance company subsidiaries. Investment Management products and services are distributed through a combination of our direct sales force, consultant channel and intermediary partners (such as banks, broker-dealers and independent financial advisers).

The Insurance Solutions business provides its products and services through two segments: Individual Life and Employee Benefits:

•

Our Individual Life segment provides wealth protection and transfer opportunities through universal, variable, whole life and term life products. Our customers range across a variety of age groups and income levels. We distribute our product offering through three main channels: our independent sales channel, our strategic distribution channel and our specialty markets channel. Our independent sales channel consists of a large network of independent general agents and marketing companies who interact with the majority of licensed independent life insurance agents in the United States. Our strategic distribution channel encompasses a network of independent managing directors who support a large team of producers who engage with our broker dealers to sell a range of products including our branded life, annuity and mutual funds. Finally, our specialty markets channel focuses on alternative distribution and consists of a large team of producers, in addition to banks, life insurance quote agencies and Internet direct marketers.

•

Our Employee Benefits segment provides group life, stop loss, disability and voluntary employee-paid products to mid-sized and large businesses. We reinsure substantially all of our new disability sales to a third-party. To distribute our products, we utilize brokers, consultants and third-party administrators. In the voluntary market, policies are marketed to employees at the worksite through enrollment firms, technology partners and brokers.

In addition to our ongoing business, we also have Closed Blocks and Corporate reporting segments. Corporate includes our corporate operations and corporate level assets and financial obligations. The Corporate segment includes investment income on assets backing surplus in excess of amounts held at the segment level, financing and interest expenses, other items not allocated to segments, such as certain expenses and liabilities of employee benefit plans and intercompany eliminations.

Closed Blocks consists of three separate reporting segments that include run-off and legacy business lines that are no longer being actively marketed or sold and that we manage to minimize capital risk as they run-off. The Closed Block Variable Annuity segment consists of variable annuity contracts that were designed to offer long-term savings products in which individual contract owners made deposits that are maintained in separate accounts. These products included options for policyholders to purchase living benefit riders. In 2009, we separated our Closed Block Variable Annuity segment from our other operations, placing it in run-off, and made a strategic decision to stop actively writing new retail variable annuity products with substantial guarantee features (the last policies were issued in 2010 and the block shifted to run-off). The Closed Block Institutional Spread Products segment historically issued GICs and funding agreements and invested amounts raised to earn a spread. While the business in the Closed Block Institutional Spread Products segment is being managed in active run-off, we continue to issue liabilities from time to time to replace liabilities that are maturing. The Closed Block Other segment consists primarily of retained and run-off activity related to divestments, including our group reinsurance and individual reinsurance businesses, three broker dealers and Life Insurance Company of Georgia. Closed Block Other also includes certain unreimbursed expenses related to ING Group’s Latin America business, which was sold in December 2011. Accordingly, these segments have been classified as closed blocks and are managed separately from our ongoing business.

Trends and Uncertainties

The following factors represent some of the key trends and uncertainties that have influenced the development of our business and our historical financial performance and that we believe will continue to influence our business and financial performance in the future.

Market Conditions

The recent increase in market volatility, which we believe may continue for some time, has affected and may continue to affect our business and financial performance in varying ways. In the short to medium-term, this increased volatility can pressure sales and reduce demand as consumers hesitate to make financial decisions. In addition, this environment makes it difficult to manufacture products that are consistently both attractive to customers and profitable. Financial performance can be affected adversely by market volatility as fees driven by assets under management fluctuate, hedging costs increase and revenue declines due to reduced sales and increased outflows. In the long term, however, we believe the recent financial crisis and resultant lingering uncertainty will motivate individuals to seek solutions combining elements of capital preservation, income and growth. Thus, as a company with strong retirement, investment management and insurance capabilities, we believe current market conditions may ultimately enhance the attractiveness of our broad portfolio of products and services. We will need to continue to monitor the behavior of our customers, as evidenced by mortality rates, morbidity rates, annuitization rates and lapse rates, which adjusts in response to changes in market conditions in order to ensure that our products and services remain attractive as well as profitable.

Interest Rate Environment

The current low interest rate environment, which we believe may continue for some time, has affected and may continue to affect the demand for our products in various ways. In the short- to medium-term, we may experience lower sales and reduced demand as the low interest rate environment makes it difficult to manufacture products that are consistently both attractive to customers and profitable.

Our financial performance may also be affected adversely by the current low interest rate environment. The interest rate environment has historically influenced our business and financial performance, and we believe it will continue to do so in the future for several reasons, including the following:

•

Our general account investment portfolio, which was approximately $93 billion as of December 31, 2012, consists predominantly of fixed income investments. As investments we made in a higher interest rate environment than the currently prevailing one mature, we earn a lower yield as we reinvest the proceeds. We currently anticipate that, over the next several years, net cash flows from maturing or repaid investments in the range of $6 billion to $7 billion per year will need to be reinvested. The current average yield on our general account fixed income investment portfolio is approximately 5.0%, and we currently anticipate that proceeds that are reinvested in fixed income investments in 2013 will earn an average yield in the range of 3.5% to 3.75%. In modeling anticipated future net cash flows that will need to be reinvested, we take into account expected behavior of the issuers of fixed income instruments, including prepayment of callable assets. If prevailing interest rates were to rise, we expect the yield on our new money investments would also rise. In addition, while less material to financial results than new money investment rates, movements in prevailing interest rates also influence the prices of fixed income investments that we sell on the secondary market rather than holding until maturity or repayment, with rising interest rates generally leading to lower prices in the secondary market, and falling interest rates generally leading to higher prices.

•

Certain of our products pay guaranteed minimum rates. For example, fixed accounts and a portion of the stable value accounts included within defined contribution retirement plans, universal life policies and individual fixed annuities include guaranteed minimum credited rates. We are required to pay these guaranteed minimum rates even if earnings on our investment portfolio decline, with the resulting investment margin compression negatively impacting earnings. In addition, we expect more policyholders to hold policies (lower lapses) with comparatively high guaranteed rates longer in a low interest rate environment. Conversely, a rise in average yield on our investment portfolio would positively impact earnings if the average interest rate we pay on our products does not rise correspondingly. Similarly, we expect policyholders would be less likely to hold policies (higher lapses) with existing guarantees as interest rates rise.

•

For purposes of illustrating the negative impact of low interest rates on our projections included in “Business—Operating Return on Capital Goal”, we estimated the expected lower investment income due to lower portfolio yields compared to 2012 levels in Retirement and Insurance Solutions, and expected lower net margin (investment income less credited interest) compared to 2012 levels in Annuities. These projections utilize the forward interest rate curve as of July 31, 2012, reflecting modestly increasing rates over time, and include the impact of DAC/VOBA and other intangibles and taxes. The assumptions utilized reduced our operating earnings projections by approximately 5% in 2013, increasing to approximately 10% in 2016, in each case as compared to what our projections for such year would have been had portfolio yields not decreased compared to 2012 levels. Accordingly, the targets included in “Business—Operating Return on Capital Goal” include these negative effects on our financial performance. These assumptions may or may not be realized given the uncertainties surrounding such assumptions.

If we instead were to assume that new money investment rates remain at approximately the same level observed over the second half of 2012 and do not rise through the end of 2016, we estimate that would reduce the current operating earnings projections for our ongoing business by an additional 3–5% in each of 2013, 2014, 2015 and 2016, in each case as compared to our current projections for such year. See “Risk Factors—The level of interest rates may adversely affect our profitability, particularly in the event of a continuation of the current low interest rate environment.”

•

Our Closed Block Variable Annuity segment provides certain guaranteed minimum benefits. A prolonged low interest rate environment may subject us to increased hedging costs or an increase in the amount of statutory reserves that our insurance subsidiaries are required to hold for these variable annuity guarantees, lowering their statutory surplus, which would adversely affect their ability to pay dividends to us. A prolonged low interest rate environment may also affect the perceived value of guaranteed minimum income benefits, which in turn may lead to a higher rate of annuitization of those products over time. For additional information on the Closed Block Variable Annuity segment’s sensitivity to interest rates, please see “Business—Closed Block Variable Annuity.”

In the long term, however, we believe the recent financial crisis and resultant lingering uncertainty will motivate individuals to seek solutions combining elements of capital preservation, income and growth. Thus, as a company with strong retirement, investment management and insurance capabilities, we believe current market conditions may ultimately enhance the attractiveness of our broad portfolio of products and services. We will need to continue to monitor the behavior of our customers, as evidenced by annuitization rates and lapse rates, which adjusts in response to changes in market conditions, in order to ensure that our products and services remain attractive as well as profitable.

The Impact of our Closed Block Variable Annuity Segment on GAAP Earnings

Our ongoing management of our Closed Block Variable Annuity segment is focused on preserving our current capitalization status through careful risk management and hedging. Because GAAP accounting differs from the methods used to determine regulatory and rating agency capital measures, our hedge programs may create earnings volatility in our GAAP financial statements.

Governmental and Public Policy Impact on Demand for Our Products

The demand for our products is influenced by a dynamic combination of governmental and public policy factors. We anticipate that legislative and other governmental activity—and our ability to flexibly respond to changes resulting from such activity—will be crucial to our long-term financial performance. In particular, the demand for our products is influenced by the following factors:

•

Availability and quality of public retirement solutions: The lack of comprehensive or sufficient government-sponsored retirement solutions has been a significant driver of the popularity of private sector retirement products. We believe that concerns regarding Social Security and the reduced enrollment in defined benefit retirement plans may further increase the demand for private sector retirement solutions. The impact of any legislative actions or new government programs relating to retirement solutions on our business and financial performance will depend substantially on the level of private sector involvement and our ability to participate in any such programs. We believe we are well positioned to take advantage of any future developments involving participation in any such programs by private sector providers.

•

Tax-advantaged status: Many of the retirement savings, accumulation and protection products we sell qualify for tax-advantaged status. Changes in U.S. tax laws that alter the tax benefits of certain investment vehicles could have a material effect on demand for our products.

Aging of the U.S. Population

We believe that the aging of the U.S. population will affect both the demand for our products and the levels of our AUM and AUA. As the “baby boomer” generation prepares for retirement, we believe that demand for retirement savings, growth and income products will grow. The impact of this growth may be offset to some extent by asset outflows as an increasing percentage of the population begins withdrawing assets to convert their savings into income.

Competition

Our ongoing business operates in highly competitive markets. We face a variety of large and small industry participants, including diversified financial institutions, investment managers and insurance companies. These companies compete in one form or another for the growing pool of retirement assets driven by a number of exogenous factors such as the continued aging of the U.S. population and the reduction in safety nets provided by governments and corporations. In many segments, product differentiation is difficult as product development and life cycles have shortened. In addition, we have experienced pressure on fees as product unbundling and lower cost alternatives have emerged. As a result, scale and the ability to provide value-added services and build long-term relationships are important factors to compete effectively. We believe that our leading presence in the retirement market and resulting relationships with millions of participants, diverse range of capabilities (as a provider of retirement, investment management and insurance products and services) and broad distribution network uniquely position us to effectively serve consumers’ increasing demand for retirement savings, income and protection solutions.

Operating Measures

This management’s discussion and analysis includes discussion of operating earnings before income taxes and operating revenues, each of which is a measure that is not determined in accordance with GAAP, because our management uses these measures to manage our businesses and allocate our resources. We also discuss these measures generally because we believe that they provide our investors with useful information regarding our financial performance. In particular, these measures facilitate a comparison of period-to-period results without the effect of the volatility created by certain changes in the financial markets that affect our financial results as reported under GAAP. Other companies may use similarly titled non-GAAP financial measures that are calculated differently from the way we calculate such measures, and accordingly, our non-GAAP financial measures may not be comparable to similar measures used by other companies.

We also discuss certain operating measures, described below, which provide useful information about our businesses and the operational factors underlying our financial performance.

Operating Earnings before Income Taxes

Operating earnings before income taxes is an internal measure we use to evaluate segment performance. Operating earnings before income taxes does not replace net income (loss) as the GAAP measure of the consolidated results of operations and consists of operating revenues less operating benefits and expenses. Each segment’s operating earnings before income taxes is calculated by adjusting income (loss) before income taxes for the following items:

•

Net investment gains (losses), net of related amortization of DAC, VOBA, sales inducements and unearned revenue. Net investment gains (losses) include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the fair value option (“FVO”) unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements and accrued interest;

•	Net guaranteed benefit hedging gains (losses), which include changes in the fair value of derivatives related to guaranteed benefits, net of related reserve increases (decreases) and net of related amortization of DAC, VOBA and sales inducements, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with our long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating results, including the impacts related to changes in our nonperformance spread;

•	Income (loss) related to business exited through reinsurance or divestment;

•	Income (loss) attributable to noncontrolling interests;

•	Income (loss) related to early extinguishment of debt;

•	Impairment of goodwill, value of management contract rights and value of customer relationships acquired;

•	Immediate recognition of net actuarial gains (losses) related to our pension and other post-employment benefit obligations and gains (losses) from plan amendments and curtailments; and

•

Other items, including restructuring expenses (severance, lease write-offs, etc.), integration expenses related to our acquisition of CitiStreet and certain third-party expenses related to the anticipated Divestment Transaction.

Our Closed Block Variable Annuity segment is managed to focus on protecting regulatory and rating agency capital rather than achieving operating metrics and, therefore, its results of operations are not reflected within operating earnings before income taxes. When we present the adjustments to Income (loss) before income taxes on a consolidated basis, each adjustment excludes the relative portions attributable to our Closed Block Variable Annuity segment.

The most directly comparable GAAP measure to operating earnings before income taxes is income (loss) before income taxes. For a reconciliation of operating earnings before income taxes to income (loss) before income taxes, see “—Results of Operations—Company Consolidated” below.

Operating Revenues

Operating revenues is a measure of our segment revenues. We calculate operating revenues by adjusting each segment’s revenue for the following items:

•

Net realized investment gains (losses) and related charges and adjustments, which include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the FVO unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements and accrued interest. These items are net of related amortization of unearned revenue;

•

Gain (loss) on change in fair value of derivatives related to guaranteed benefits, which include changes in the fair value of derivatives related to guaranteed benefits, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with our long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating revenues, including the impacts related to changes in our nonperformance spread;

•	Revenues related to businesses exited through reinsurance or divestment;

•	Revenues attributable to noncontrolling interests;

•

Other adjustments to operating revenues primarily reflect fee income earned by our broker dealers for sales of non-proprietary products, which are reflected net of commission expense in our segments’ operating revenues.

Operating revenues also excludes the revenues of our Closed Block Variable Annuity segment, since this segment is managed to focus on protecting regulatory and rating agency capital rather than achieving operating metrics. When we present the adjustments to Total revenues on a consolidated basis, each adjustment excludes the relative portions attributable to our Closed Block Variable Annuity segment.

The most directly comparable GAAP measure to operating revenues is total revenues. For a reconciliation of operating revenue to total revenues, see “—Results of Operations—Company Consolidated” below.

AUM and AUA

A substantial portion of our fees, other charges and margins are based on AUM. AUM represents on-balance sheet assets supporting customer account values/liabilities and surplus as well as off-balance sheet institutional/mutual funds. Customer account values reflect the amount of policyholder equity that has accumulated within retirement, annuity and universal life products. AUM includes general account assets managed by our Investment Management segment in which we bear the investment risk, separate account assets in which the contract owner bears the investment risk and institutional/mutual funds, which are excluded from our balance sheet. AUM-based revenues increase or decrease with a rise or fall in the amount of AUM, whether caused by changes in capital markets or by net flows.

AUM is principally affected by net deposits (i.e., new deposits, less surrenders and other outflows) and investment performance (i.e., interest credited to contract owner accounts for assets that earn a fixed return or market performance for assets that earn a variable return). Separate account AUM and institutional/mutual fund AUM include assets managed by our Investment Management segment, as well as assets managed by third-party investment managers. Our Investment Management segment reflects the revenues earned for managing affiliated assets for our other segments (based on arm’s length agreements) as well as assets managed for third parties. Our consolidated AUM includes eliminations of AUM managed by our Investment Management segment that is also reflected in other segments’ AUM and adjustments for AUM not reflected in any segments.

AUA represents accumulated assets on contracts pursuant to which we either provide administrative services or product guarantees for assets managed by third parties. These contracts are not insurance contracts and the assets are excluded from the Consolidated Financial Statements. Fees earned on AUA can be based on the number of participants, asset levels and/or the level of services or product guarantees that are provided.

Sales Statistics

In our discussion of our segment results under “Results of Operations—Segment by Segment,” we sometimes refer to sales activity for various products. The term “sales” is used differently for different products, as described more fully below. These sales statistics do not correspond to revenues under GAAP and are used by us as operating measures underlying our financial performance.

Net flows are deposits less redemptions (including benefits and other product charges).

Sales for Individual Life products are based on a calculation of weighted average annual premiums (“WAP”). Sales for Employee Benefits products are based on a calculation of annual premiums, which represents regular premiums on new policies, plus a portion of new single premiums.

Weighted average annual premiums (WAP) is defined as the amount of premium for a policy’s first year that is eligible for the highest first year commission rate, plus a varying portion of any premium in excess of this base amount, depending on the product. WAP is a key measure of recent sales performance of our products and is an indicator of the general growth or decline in certain lines of business. WAP is not equal to premium revenue under GAAP. Renewal premiums on existing policies are included in GAAP premium revenue in addition to first year premiums and thus changes in persistency of existing in-force business can potentially offset growth from current year sales.

Total gross premiums and deposits are defined as premium revenue and deposits for policies written and assumed. This measure provides information as to growth and persistency trends related to premium and deposits.

Other Measures

Total annualized in-force premiums are defined as a full year of premium at the rate in effect at the end of the period. This measure provides information as to the growth and persistency trends in premium revenue.

Interest adjusted loss ratios are defined as the ratio of benefits expense to premium revenue exclusive of the discount component in the change in benefit reserve. This measure reports the loss ratio related to mortality on life products and morbidity on health products.

In-force face amount is defined as the total life insurance coverage in effect as of the end of the period presented for business written and assumed. This measure provides information as to changes in policy growth and persistency with respect to death benefit coverage.

In-force policy count is defined as the number of policies written and assumed with coverage in effect as of the end of the period. This measure provides information as to policy growth and persistency.

New business policy count (paid) is defined as the number of policies issued during the period for which initial premiums have been paid by the policyholder. This measure provides information as to policy growth from sales during the period.

Results of Operations—Company Consolidated

The following table presents summary consolidated financial information for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Revenues:
Net investment income	$1,198.7	$1,277.4	$4,697.9	$4,968.8	$4,987.0
Fee income	891.9	889.0	3,515.4	3,603.6	3,516.5
Premiums	471.9	461.6	1,861.1	1,770.0	1,707.5
Net realized capital gains (losses)	(874.8)	(1,249.9)	(1,280.8)	(1,531.4)	(1,678.0)
Other revenue	95.6	89.0	378.5	428.2	547.0
Income (loss) related to consolidated investment entities:
Net investment income	44.2	34.9	556.6	528.4	316.0
Changes in fair value related to collateralized loan obligations	(8.9)	(16.7)	(113.4)	(48.8)	(121.8)

Total revenues	1,818.6	1,485.3	9,615.3	9,718.8	9,274.2

Benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	1,061.4	1,018.2	4,861.6	5,742.0	5,027.3
Operating expenses	759.1	759.4	3,155.0	3,030.8	3,033.5
Net amortization of deferred policy acquisition costs and value of business acquired	130.5	173.7	722.3	387.0	746.6
Interest expense	44.4	24.3	153.7	139.3	332.5
Operating expenses related to consolidated investment entities:
Interest expense	36.8	22.2	106.4	68.4	49.8
Other expense	0.7	0.4	10.3	73.5	46.7

Total benefits and expenses	2,032.9	1,998.2	9,009.3	9,441.0	9,236.4

Income (loss) before income taxes	(214.3)	(512.9)	606.0	277.8	37.8
Income tax expense (benefit)	11.2	7.9	(5.2)	175.0	171.0

Net income (loss)	(225.5)	(520.8)	611.2	102.8	(133.2)
Less: Net income (loss) attributable to noncontrolling interest	(13.5)	(15.6)	138.2	190.9	(10.3)

Net income (loss) available to our common shareholder	$(212.0)	$(505.2)	$473.0	$(88.1)	$(122.9)

The following table presents AUM and AUA as of the dates indicated:

($ in millions)	As of March 31,		As of December 31,
	2013	2012	2012	2011	2010
AUM and AUA
Retirement Solutions:
Retirement	$318,636.9	$300,928.3	$304,146.7	$287,843.7	$290,914.0
Annuities	26,228.0	27,592.6	26,101.1	27,690.2	27,849.3
Investment Management	243,358.5	229,063.2	236,446.8	225,114.0	223,140.9
Insurance Solutions:
Individual Life	15,598.8	15,060.9	15,322.5	14,769.8	14,846.3
Employee Benefits	1,753.8	1,739.8	1,759.5	1,741.2	1,736.4
Eliminations/Other	(173,416.4)	(171,611.9)	(170,346.5)	(167,939.3)	(168,316.3)

Total Ongoing Businesses	432,159.6	402,772.9	413,430.1	389,219.6	390,170.6
Closed Blocks:
Closed Block Variable Annuity	44,546.6	45,133.8	43,198.4	42,645.5	47,978.0
Closed Block Institutional Spread Products	3,945.7	5,242.0	3,805.6	5,581.7	7,002.4
Closed Block Other	558.8	612.4	566.5	599.6	606.5

Total Closed Blocks	49,051.1	50,988.2	47,570.5	48,826.8	55,586.9

Total AUM and AUA	$481,210.7	$453,761.1	$461,000.6	$438,046.4	$445,757.5

AUM	$258,176.1	$237,912.6	$247,325.1	$229,680.4	$231,381.3
AUA	223,034.6	215,848.5	213,675.5	208,366.0	214,376.2

Total AUM and AUA	$481,210.7	$453,761.1	$461,000.6	$438,046.4	$445,757.5

The following table presents the relative contributions of each segment to operating earnings before income taxes for the periods indicated, and a reconciliation of operating earnings before income taxes to income (loss) before income taxes:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Retirement Solutions:
Retirement	$137.8	$123.9	$448.6	$441.9	$469.6
Annuities	54.3	36.4	102.2	387.6	115.0
Investment Management	30.1	33.0	134.5	87.5	50.1
Insurance Solutions:
Individual Life	50.8	55.0	196.2	279.3	313.5
Employee Benefits	12.4	15.6	109.4	83.3	82.0

Total Ongoing Business	285.4	263.9	990.9	1,279.6	1,030.2
Corporate	(50.1)	(48.4)	(182.3)	(230.2)	(399.1)
Closed Blocks:
Closed Block Institutional Spread Products	22.1	22.1	45.7	83.2	(3.8)
Closed Block Other	(0.7)	2.2	64.0	(13.0)	(6.7)

Total Closed Blocks(1)	21.4	24.3	109.7	70.2	(10.5)

Total operating earnings before income taxes	256.7	239.8	918.3	1,119.6	620.6
Adjustments:
Closed Block Variable Annuity	(477.1)	(907.7)	(692.3)	(564.5)	(220.2)
Net investment gains (losses) and related charges and adjustments	41.8	60.3	455.5	71.8	(96.4)
Net guaranteed benefit hedging gains (losses) and related charges and adjustments	3.1	137.4	97.2	(269.4)	(30.0)
Loss related to businesses exited through reinsurance or divestment	(16.9)	(12.6)	(45.8)	(35.1)	(3.3)
Income (loss) attributable to noncontrolling interests	(13.5)	(15.6)	138.2	190.9	(10.3)
Loss on early extinguishment of debt	—	—	—	—	(108.3)
Immediate recognition of net actuarial gains (losses) related to pension and other post-employment benefit obligations and gains (losses) from plan amendments and curtailments	—	—	(165.0)	(157.8)	(47.5)
Other adjustments to operating earnings	(8.4)	(14.5)	(100.1)	(77.7)	(66.8)

Income (loss) before income taxes	$(214.3)	$(512.9)	$606.0	$277.8	$37.8

(1)

Our Closed Block Variable Annuity segment is managed to focus on protecting regulatory and rating capital rather than achieving operating metrics and, therefore, its results of operations are not reflected within operating earnings before income taxes.

The following table presents the relative contributions of each segment to operating revenues for the periods indicated and a reconciliation of operating revenues to Total revenues:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Retirement Solutions:
Retirement	$583.2	$580.4	$2,271.9	$2,225.4	$2,179.0
Annuities	307.6	351.2	1,307.0	1,401.4	1,482.5
Investment Management	131.9	130.6	545.5	491.9	454.5
Insurance Solutions:
Individual Life	687.1	712.0	2,793.9	2,785.0	2,613.4
Employee Benefits	318.1	313.3	1,251.2	1,246.2	1,277.8

Total Ongoing Business	2,027.9	2,087.5	8,169.5	8,149.9	8,007.2
Corporate	17.1	14.2	65.9	(13.7)	(132.3)
Closed Blocks:
Closed Block Institutional Spread Products	38.3	43.0	127.2	188.1	167.6
Closed Block Other	7.2	10.4	43.8	52.2	64.3

Total Closed Blocks(1)	45.5	53.4	171.0	240.3	231.9

Total operating revenues	2,090.5	2,155.1	8,406.4	8,376.5	8,106.8
Adjustments:
Closed Block Variable Annuity	(444.0)	(978.8)	(70.0)	794.9	677.7
Net realized investment gains (losses) and related charges and adjustments	30.4	103.3	603.4	219.2	47.7
Gain (loss) on change in fair value of derivatives related to guaranteed benefits	20.6	125.3	83.1	(399.0)	(66.9)
Revenues related to businesses exited through reinsurance or divestment	(12.1)	7.5	64.6	116.1	137.6
Revenues (loss) attributable to noncontrolling interests	40.3	21.3	313.8	399.1	143.2
Other adjustments to operating revenues	92.9	51.6	214.0	212.0	228.1

Total revenues	$1,818.6	$1,485.3	$9,615.3	$9,718.8	$9,274.2

(1)

Our Closed Block Variable Annuity segment is managed to focus on protecting regulatory and rating agency capital rather than achieving operating metrics and, therefore, its results of operations are not reflected within operating revenues.

Notable Items

We believe the following table will help investors identify more easily some of the larger causes of changes in our operating earnings before income taxes during the periods discussed. The table highlights notable items that are included in operating earnings before income taxes from the following categories: (1) large gains or losses (e.g., the reserve increase related to use of U.S. Social Security Death Master File (“SSDMF”)) that are not indicative of performance in the period; (2) significant gains (losses) resulting from transactions to change our capital structure; and (3) items that typically recur but can be volatile from period to period (e.g., DAC/VOBA and other intangibles unlocking). In addition, we included the historic interest expense because interest expense has declined meaningfully over the period given the change in debt. There may be other items not included in the following table that caused increases (decreases) in operating earnings before taxes for the periods presented. See the descriptions within the “Results of Operations” section for a more comprehensive discussion of the causes of changes in operating earnings before income taxes.

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Interest expense (including interest rate swap settlements)	$(41.9)	$(16.7)	$(127.8)	$(185.7)	$(383.5)
DAC/VOBA and other intangibles unlocking	7.3	(20.9)	(77.0)	303.8	175.8
Loss on sale of alternative investments(1)	—	—	(92.0)	—	—
Reserve increase related to use of SSDMF	—	—	—	(68.9)	—

(1)	See “Investments—Sale of Certain Alternative Investments” for description of certain alternative investments.

The following table presents the adjustment to income (loss) before taxes related to total investment gains (losses) and the related net amortization of DAC/VOBA and other intangibles:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Other-than-temporary impairments	$(11.0)	$(6.9)	$(55.1)	$(502.7)	$(890.8)
CMO-B fair value adjustments(1)	(33.2)	(15.7)	221.1	326.5	431.7
Gains (losses) on the sale of securities	20.5	137.8	436.2	568.4	546.5
Other, including changes in the fair value of derivatives	66.1	9.0	10.7	(119.3)	37.8

Total investment gains (losses)	42.4	124.2	612.9	272.9	125.2
Net amortization of DAC/VOBA and other intangibles on above	12.9	(42.0)	(130.8)	(137.6)	(139.0)

Net investment gains (losses), including Closed Block Variable Annuity	55.3	82.2	482.1	135.3	(13.8)

Less: Closed Block Variable Annuity net investment gains (losses) and related charges and adjustments	13.5	21.9	26.6	63.5	82.6

Net investment gains (losses)	$41.8	$60.3	$455.5	$71.8	$(96.4)

(1)	For a description of our CMO-B portfolio, see “Investments—CMO-B Portfolio.”

The following table presents the adjustment to income (loss) before taxes related to guaranteed benefit hedging gains (losses) net of DAC/VOBA and other intangibles amortization. This table excludes Closed Block Variable Annuity.

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Gain (loss), excluding nonperformance risk	$16.1	$225.9	$188.2	$(377.9)	$(264.8)
Gain (loss) due to nonperformance risk	(4.1)	(100.5)	(114.2)	(21.3)	197.9

Net gain (loss) prior to related amortization of DAC/VOBA and sales inducements	12.0	125.4	74.0	(399.2)	(66.9)
Net amortization of DAC/VOBA and sales inducements	(8.9)	12.0	23.2	129.8	36.9

Net guaranteed benefit hedging gains (losses) and related charges and adjustments	$3.1	$137.4	$97.2	$(269.4)	$(30.0)

Terminology Definitions

Net realized capital gains (losses), net realized investment gains (losses) and related charges and adjustments and net guaranteed benefit hedging losses and related charges and adjustments include changes in the fair value of derivatives. Increases in the fair value of derivative assets or decreases in the fair value of derivative liabilities result in “gains.” Decreases in the fair value of derivative assets or increases in the fair value of derivative liabilities result in “losses.”

In addition, we have certain products that contain guarantees that are embedded derivatives related to guaranteed benefits, while other products contain such guarantees that are considered derivatives (collectively “guaranteed benefit derivatives”).

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Net Income (Loss)

Net investment income decreased $78.7 million from $1,277.4 million to $1,198.7 million, primarily due to lower investment income resulting from investment portfolio changes during 2012 to improve capital, such as the sale of CMO-B and alternative investment portfolio assets, as well as a decline in average assets in our Closed Block Institutional Spread Products and Annuities segments. The decline in the assets of the Closed Block Institutional Spread Products is due to the continued run-off of this business. The decline in the assets of the Annuities segment is due to certain Multi Year Guarantee Annuities (“MYGAs”), mostly sold in 2002, which reached the end of their guarantee period in 2012. Most of these MYGAs had high crediting rates and the supporting assets generated returns below the targets set when the contracts were issued, which negatively impacted returns in our Annuities segment. During the year ended December 31, 2012, approximately $3.0 billion of the MYGAs reached the end of their current guarantee period, and approximately 66% of those policies up for renewal lapsed. The high lapse rate was expected as renewal crediting rates offered were lower than the credited rates during the initial term. While the continued run-off of these MYGA contracts has enhanced and will continue to enhance the margin of our Annuities segment, the impact was most significant during 2012, when a large number of the policies reached the end of their guarantee period.

Fee income increased $2.9 million from $889.0 million to $891.9 million, primarily due to increases in fees in our Retirement and Annuity segments due to higher separate account and institutional/mutual fund AUM, offset by lower net contractual charges in our Individual Life segment as a result of lower secondary guarantee product sales.

Premiums increased $10.3 million from $461.6 million to $471.9 million, primarily due to higher renewal premiums resulting from growth in in-force of our Insurance Solutions business.

Net realized capital losses decreased $375.1 million from $(1,249.9) million to $(874.8) million, primarily due to changes in fair value of guaranteed benefit derivatives due to nonperformance risk, changes in fair value of derivatives from the Closed Block Variable Annuity segment liability hedges, and lower losses on the CHO program, offset by lower gains on guaranteed benefit derivatives, excluding nonperformance risk and lower net realized investment gains.

Changes in the fair value of guaranteed benefit derivatives in our Retirement, Annuities and Closed Block Variable Annuity segments due to nonperformance risk resulted in a decrease in net realized capital losses of $561.2 million. The changes in derivative gains (losses) from the Closed Block Variable Annuity guarantee hedge program reduced the loss by $439.6 million, due to losses in the current period that were not as significant as losses in the prior year period as a result of lower equity market growth as well as interest rate movements. In addition, lower losses of $128.9 million on the CHO program resulted from lower equity market growth and lower notional amounts for hedging the associated underlying risk in the current period compared to the prior year period. The hedge program in the Closed Block Variable Annuity segment focuses on protecting regulatory and rating agency capital from equity market movements rather than mitigating earnings volatility.

The lower losses in the current period are partially offset by $693.7 million in lower gains from changes in fair value of guaranteed benefit derivatives, excluding nonperformance risk within our Retirement, Annuities and Closed Block Variable Annuity segments. Gains on guaranteed benefit derivatives, excluding nonperformance risk in our Retirement Solutions business were higher in the prior year period due to a reduction in expected future guaranteed interest rates on certain Stabilizer contracts. Lower gains in our Closed Block Variable Annuity segment were driven by lower equity market growth, interest rate movements and unfavorable changes in volatility in the current period compared to the prior year period. In addition, lower net realized investment gains were mostly due to a $117.3 million reduction in gains on the sale of securities compared to the prior year period, offset by higher derivative mark to market adjustments.

Other revenue increased $6.6 million from $89.0 million to $95.6 million due to changes in contractual amounts paid to/from retirement plan customers upon surrender and an increase in service fees earned by our Investment Management segment. Partially offsetting these increases were lower surrender fees on the Closed Block Variable Annuity segment as that business declined.

Interest credited and other benefits to contract owners/policyholders increased $43.2 million from $1,018.2 million to $1,061.4 million, primarily due to an increase in guaranteed benefit reserves in our Closed Block Variable Annuity segment driven by less favorable fund returns in the current period compared to the prior year period. An increase in reserves in our Insurance Solutions business also contributed to the increase, primarily due to higher business volumes and higher loss ratios in group life, partially offset by lower volumes in group stop loss. These increases were partially offset by a decrease in interest credited in our Retirement Solutions business due to declining reserves for MYGAs as well as lower crediting rates across several product lines, declining contract owner account balances for the Closed Block Institutional Spread Products segment, and favorable development in our Incurred But Not Reported (“IBNR”) reserves in our Insurance Solutions business.

Net amortization of DAC/VOBA decreased $43.2 million from $173.7 million to $130.5 million. The decrease is primarily driven by a decrease in amortization in our Retirement segment due to lower realized gains in the current period compared to the prior period. The Annuities segment also contributed to the favorable decline, primarily driven by unfavorable unlocking in the prior period due to a decrease in projected investment margins on the MYGA block.

Loss before income taxes decreased $298.6 million from $512.9 million to $214.3 million, driven primarily by changes in the fair value of guaranteed benefit derivatives due to nonperformance risk and lower losses on the CHO program. Improved results from the Annuities segment also contributed to the favorable change, driven by unfavorable DAC/VOBA and other intangibles unlocking in the prior year period, as well as lower interest credited costs from lapses of MYGAs and improved margins on MYGA renewals. These improvements were offset by lower gains on guaranteed benefit derivatives, excluding nonperformance risk in our Retirement

Solutions business, an increase in net losses related to the incurred guaranteed benefits and guarantee hedge program, excluding nonperformance risk in our Closed Block Variable Annuity segment, and lower net realized investment gains.

Income tax expense (benefit) increased $3.3 million from $7.9 million to $11.2 million. We anticipate a low effective tax rate as the tax expense (benefit) on most of our net income (loss) before income taxes should be offset by increases/decreases in valuation allowances. We anticipate a tax expense (benefit) on tax-based capital gains (losses).

Operating Earnings (Loss) before Income Taxes

Operating earnings before income taxes increased $16.9 million from $239.8 million to $256.7 million, primarily due to improved performance in our Retirement Solutions businesses. Higher operating earnings for the Retirement segment was driven by higher fee income and net investment income due to an increase in AUM, along with decreases in operating expenses and interest credited. The Annuities segment also contributed to the improved operating result, driven primarily by unfavorable DAC/VOBA and other intangibles unlocking in the prior period, as well as lower interest credited costs from lapses of MYGAs and improved margins on MYGA renewals.

Adjustments from Income (Loss) before Income Taxes to Operating Earnings (Loss) before Income Taxes

Closed Block Variable Annuity is discussed in “—Results of Operations—Segment by Segment—Closed Block Variable Annuity.”

Net investment gains decreased $18.5 million from $60.3 million to $41.8 million, primarily driven by lower gains on the sale of securities and higher losses on fair value adjustments on our CMO-B portfolio, partially offset by higher derivative mark to market adjustments.

Net guaranteed benefit hedging gains and related charges and adjustments decreased by $134.3 million from $137.4 million to $3.1 million. The decrease was driven primarily by lower gains on guaranteed benefit derivatives, excluding nonperformance risk due to a reduction in expected future guaranteed interest rates on certain Stabilizer contracts occurring in the prior year period that did not repeat. This was partially offset by changes in the fair value of guaranteed benefit derivatives related to nonperformance risk.

Losses related to businesses exited through reinsurance or divestment increased $4.3 million from $(12.6) million to $(16.9) million primarily due to higher liquidity associated with the business transferred from us to Hannover Re.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Income (Loss)

Net investment income decreased $270.9 million from $4,968.8 million to $4,697.9 million, partially due to a $91.9 million loss related to an agreement to sell certain private equity limited partnership investments interest holdings (“sale of certain alternative investments”) (see table below). The transaction is discussed below under “Investments—Sale of Certain Alternative Investments.” Further decreases were due to lower investment income resulting from investment portfolio changes to improve capital, such as the sale of CMO-B assets, a decline in average assets in our Closed Block Institutional Spread Products segment and due to lapses in Multi-Year Guarantee Annuities (“MYGAs”). The decline in the assets of the Closed Block Institutional Spread Products is due to the continued run-off of this business. Certain MYGAs, mostly sold in 2002, reached the end of their current guarantee period in 2012. Most of these MYGAs have high crediting rates and the supporting assets generate returns below the targets set when the contracts were issued, negatively impacting returns in our Annuities segment. During the twelve months ended December 31, 2012, approximately $3.0 billion of the MYGAs reached the end of their current guarantee period, and approximately 66% of those policies up for renewal lapsed. The high lapse rate was expected as renewal crediting rates offered are lower than the credited rates during the initial term. The run-off of these MYGA contracts enhanced the results of our Annuities segment during 2012. These decreases were partially offset by an increase in assets in our Retirement segment driven by positive net flows, including customer transfers from variable separate accounts as well as improved performance of funds and partnership income from our Investment Management segment.

The following table presents the net loss on the sale of certain alternative investments as reflected in the Consolidated Statements of Operations and as included in the segment Operating earnings before income taxes:

($ in millions)	Year Ended December 31, 2012
Net investment income (loss)	$(97.5)
Income (loss) related to consolidated investment entities—Net investment income (loss)	97.5
Less: Net income (loss) attributable to noncontrolling interest	(91.9)

Net loss available to ING U.S., Inc.’s common shareholder	$(91.9)

Retirement	$(48.1)
Annuities	(18.0)
Investment Management	2.2
Individual Life	(13.1)
Employee Benefits	(5.1)
Closed Block Institutional Spread Products	(8.0)
Closed Block Other	(1.9)

Net loss included in segment operating earnings before income taxes(1)	$(92.0)

(1)	Amount does not include net gain for the Closed Blocked Variable Annuity segment of $0.1 million.

Fee income decreased $88.2 million from $3,603.6 million to $3,515.4 million, primarily due to a decline in average AUM in the Closed Block Variable Annuity segment as well as higher unearned revenue amortization in our Individual Life segment in 2011 related to the emergence of gross profits for a particular block.

Premiums increased $91.1 million from $1,770.0 million to $1,861.1 million, primarily due to growth in renewal premiums in our Life Insurance Solutions segment.

Net realized capital losses decreased $250.6 million from $1,531.4 million to $1,280.8 million, primarily due to higher net realized investment gains as well as favorable derivative results in our Retirement Solutions business, offset by changes in fair value of guaranteed benefit derivatives due to nonperformance risk and higher losses on derivatives from the Closed Block Variable Annuity segment liability hedges and CHO program. Higher net realized investment gains were primarily due to a $447.6 million reduction in OTTI in 2012 compared to the prior year. The favorable derivative results in our Retirement Solutions business were driven by $566.1 million in higher gains on guaranteed benefit derivatives, excluding nonperformance risk. The gains in 2012 on guaranteed benefit derivatives were mostly due to a reduction in expected future guaranteed interest rates on certain Stabilizer contracts, compared to losses in 2011 due to declining interest rates.

Partially offsetting these favorable items were changes in fair value of guaranteed benefit derivatives due to nonperformance risk, changes in fair value of derivatives from the Closed Block Variable Annuity segment liability hedges, and losses on the CHO program. Changes in the fair value of guaranteed benefit derivatives in the Retirement, Annuities and Closed Block Variable Annuity segments due to nonperformance risk resulted in a decrease in income of $1,053.5 million (from a gain of $495.7 million in 2011 to a loss of $557.8 million in 2012). The changes in derivative gains (losses) from the Closed Block Variable Annuity segment liability hedges reduced income by $2,526.3 million. This decrease was driven by significant gains in 2011 due primarily to interest rate decreases during that period compared to significant losses in 2012 due primarily to the equity market increase during that period. In addition, an increase in losses on the CHO program (from a loss of $129.9 million in 2011 to a loss of $351.0 million in 2012) resulted in a decrease to income of $221.1 million. The higher losses in 2012 were the result of the equity market increase in 2012 and higher notional amounts for hedging the associated underlying risk, as a result of assumption changes made in late 2011. The hedge program in the Closed Block Variable Annuity segment focuses on protecting regulatory and rating agency capital rather than mitigating earnings volatility and, as a result, the losses in 2012 are more than offset by an increase in income of $2,969.4 million in gains (from a loss of $2,135.5 million to a gain of $833.9 million in 2012) from changes in fair value of guaranteed benefit derivatives, excluding nonperformance risk.

Other revenue decreased $49.7 million from $428.2 million to $378.5 million due to changes in contractual amounts paid to/from retirement plan customers upon surrender, lower surrender fees on the Closed Block Variable Annuity segment as that business runs off and a reduction in the deferred gain amortization on the divested group reinsurance business. Partially offsetting these decreases is an increase in service fees earned by our Investment Management segment.

Interest credited and other benefits to contract owners/policyholders decreased $880.4 million from $5,742.0 million to $4,861.6 million, primarily due to an increase in reserves in the Closed Block Variable Annuity segment in the prior year due to updating lapse and other policyholder behavior assumptions in the fourth quarter of 2011, and a reduction in interest credited due to declining contract owner account balances for the Closed Block Institutional Spread Products segment and declining reserves for MYGAs. A reduction in average crediting rates across several product lines as well as favorable claim results in our Employee Benefits segment also contributed to the decrease. These reductions were partially offset by reserve changes and claim experience in our Individual Life segment due to a combination of growth in the business and adverse mortality results, net of reinsurance and reserve changes. Growth in general account assets in our Retirement segment also contributed to the increase.

Operating expenses increased $124.2 million from $3,030.8 million to $3,155.0 million, primarily due to higher LOC costs related to the contingent capital LOC for our Closed Block Variable Annuity segment and for our Individual Life segment, a reduction in incentive compensation expense in 2011 that did not recur in 2012 and an increase in expenses due to growth in the business. Partially offsetting these increases were lower expenses in our Retirement business due to a reduction in recordkeeping cases, as well as a $22.0 million reimbursement of expenses by ING Group in 2012. These expenses were paid in 2011 by ING U.S., Inc. on behalf of ING Group’s Latin America business. In 2011, operating expenses included $24.6 million of previously unreimbursed expenses.

Net amortization of DAC/VOBA increased $335.3 million from $387.0 million to $722.3 million. The increase is primarily related to favorable unlocking in 2011 and unfavorable unlocking in 2012, primarily in our Annuities segment, due to prospective assumption changes related to investment margins in 2011 and decreased projected margins on MYGA policies in 2012, respectively.

Income (loss) before income taxes increased $328.2 million from $277.8 million to $606.0 million, primarily due to an improvement in net realized investment gains as well as favorable results from hedging activity in our Retirement Solutions business, higher assets and margins in our Retirement segment, improved fund performance in our Investment Management segment, and favorable claim results in our Employee Benefit segment. Offsetting these increases were losses on guaranteed benefit derivatives due to nonperformance risk and higher losses on derivatives from the Closed Block Variable Annuity segment liability hedges and CHO program, and the $91.9 million loss on the sale of certain alternative investments. Adverse mortality and reserve changes in our Individual Life segment and unfavorable changes in DAC and VOBA and other intangibles unlocking also contributed to the decrease.

Income tax expense (benefit) for the current year was $(5.2) million. We anticipate an effective tax rate of approximately 0%, as the tax expense (benefit) on net income (loss) before income taxes should be offset by increases/decreases in valuation allowances. The income tax expense (benefit) for the prior year was $175.0 million, which is higher than the tax at the statutory rate, primarily as a result of an increase in the valuation allowances of $175.0 million, the tax impact of non-deductible expenses of $32.0 million, offset by the $74.0 million impact of the dividends received deduction and $67.0 million of favorable impact from noncontrolling interests. The increase in the valuation allowance was due primarily to continued tax losses, the benefit of which is uncertain.

Operating Earnings before Income Taxes

Operating earnings before income taxes decreased $201.3 million from $1,119.6 million to $918.3 million, primarily due to unfavorable DAC/VOBA and other intangibles unlocking in the current year of $77.0 million compared to favorable unlocking in 2011 of $303.8 million, the $92.0 million loss in the current year related to the sale of certain alternative investments, and adverse mortality and reserve changes in our Individual Life segment. These decreases were partially offset by the favorable impacts to income from an increase in assets and margins in our Retirement segment, improved investment margins in our Annuities segment and favorable claim results in our Employee Benefits segment.

Adjustments from Income (Loss) before Income Taxes to Operating Earnings before Income Taxes

Closed Block Variable Annuity is discussed in “—Results of Operations—Segment by Segment—Closed Block Variable Annuity.”

Net investment gains increased $383.7 million from $71.8 million to $455.5 million, primarily due to a $447.6 million reduction in OTTI, partially offset by a reduction in gains on CMO-B fair value adjustments and gains on sales of securities.

Net guaranteed benefit hedging gains (losses) and related charges and adjustments changed by $366.6 million from a loss of $269.4 million to a gain of $97.2 million. Excluding nonperformance risk, we incurred a $377.9 million loss in 2011 primarily due to the decrease in interest rates during the prior year, compared to a gain of $188.2 million in the current year, primarily due to a reduction in expected future guaranteed interest rates in certain Stabilizer contracts in our Retirement segment. This favorable impact was partially offset by a decrease in the fair value of guaranteed benefits related to nonperformance risk from a $21.3 million loss in 2011 to a $114.2 million loss in 2012. DAC/VOBA amortization related to the respective gain (loss) accounted for the remaining $106.6 million change.

Losses related to businesses exited through reinsurance or divestment increased $10.7 million from $35.1 million to $45.8 million primarily due to a reduction in the amortization of a deferred gain on the group reinsurance business that was divested at the end of 2009, partially offset by higher LOC costs in 2012 on the individual reinsurance business that was divested in prior years but where we remained responsible for a portion of the LOC costs.

Losses related to the immediate recognition of net actuarial gains (losses) related to pension and other post-employment benefit obligations and losses from plan adjustments and curtailments increased $ 7.2 million from $157.8 million to $165.0 million. The loss in both years is primarily due to a remeasurement loss which resulted from the revaluation of our Retirement Plan’s assets and obligations. The remeasurement loss in both years is due primarily to a decrease in the discount rate of plan liabilities which resulted from the declining interest rate environment.

Other adjustments to operating earnings changed $22.4 million from ($77.7) million to ($100.1) million due to increased expenses related to the anticipated Divestment Transaction.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Income (Loss)

Net investment income decreased $18.2 million from $4,987.0 million to $4,968.8 million due to a decline in assets in our Closed Block Institutional Spread Products segment and lower earned rates driven by the low interest rate environment. This decline was partially offset by an increas in assets in our Retirement segment, which was driven by postive net flows, including customer transfers from variable separate accounts and the favorable impact of revinvesting short-term investments into longer duration fixed income securities.

Fee income increased $87.1 million from $3,516.5 million to $3,603.6 million, primarily due to growth in our Individual Life segment, partially offset by decreases in Employee Benefits due to competitor pricing actions and sales of immediate annuities with life contingencies in our Annuities segment.

Premiums increased $62.5 million from $1,707.5 million to $1,770.0 million primarily due to growth in our Individual Life segment, partially offset by decreases in Employee Benefits due to competitor pricing actions and sales of immediate annuities with life contingencies in our Annuities segment.

Net realized capital losses decreased $146.6 million from $1,678.0 million to $1,531.4 million primarily due to a reduction of $388.1 million in OTTI, partially offset by a $242.5 million increase in net derivative losses as follows. Net gains on derivatives increased $1,662.1 million from a loss of $1,243.5 million to a gain of $418.6 million. Our Closed Block Variable Annuity segment was the largest driver of this variance. Our Closed Block Variable Annuity segment reported a net gain of $945.9 million for the year ended December 31, 2011 compared to a net loss of $908.7 million for the year ended December 31, 2010. Losses on equity derivative contracts were $513.5 million lower due to the relative equity market movements in each year and changes in notional amounts. Gains on interest rate derivative contracts were $1,331.8 million higher in 2011 primarily due to decreasing interest rates and changes in notional amounts. These gains were largely offset by losses on guaranteed benefit derivatives, which increased $1,872.4 million from 2010 to 2011, primarily in Closed Block Variable Annuity, but also in our Retirement Solutions business (stable value products and fixed indexed annuities (“FIAs”)).

Other revenue decreased $118.8 million from $547.0 million to $428.2 million primarily due to the reduction in the amortization of a deferred gain on the divested group reinsurance business caused by the continuing run-off of the business and the divestment of three broker dealers in early 2010.

Interest credited and other benefits to contract owners/policyholders increased $714.7 million from $5,027.3 million to $5,742.0 million primarily due to an increase in reserves for the Closed Block Variable Annuity segment, which was largely due to updating lapse and other policyholder behavior assumptions in the fourth quarter of 2011. We increased these reserves in the fourth quarter of 2011 after a comprehensive review of our assumptions relating to lapses, mortality, annuitization of income benefits and utilization of withdrawal benefits. We review overall policyholder experience annually, or more frequently if necessary. The review in 2011 included an analysis of a larger body of actual experience than was previously available, including a longer period with low equity markets and interest rates, which we believe provided greater insight into anticipated policyholder behavior for contracts that are in the money. Unfavorable claims experience in the Individual Life segment, an incurred-but-not-reported reduction in 2010 and an increase of $68.9 million in 2011 related to our use of the SSDMF to accrue for unfiled death claims also contributed to the increase. These increases were partially offset by a reduction in credited rates, a decrease in Employee Benefits reserves resulting from lower premiums, declining contract account balances in the Closed Block Institutional Spread Products segment and a decline in sales of immediate annuities with life contingencies in our Annuities segment.

Operating expenses decreased $2.7 million from $3,033.5 million to $3,030.8 million. Significant expense decreased due to restructuring initiatives, a reduction in incentive compensation expense, the divestment of three broker dealers in early 2010 and the continuing run-off of our Closed Block Other segment were entirely offset by a $110.3 million increase in the portion of our pension expense that is related to the immediate recognition of actuarial losses due primarily to changes in the discount rate.

Net amortization of DAC/VOBA decreased $359.6 million from $746.6 million to $387.0 million due to favorable unlocking in 2011, which was primarily due to prospective assumption changes related to investment margins, which caused favorable unlocking in our Annuities segment, primarily on our FIAs. In 2011, our investment margins were better than expected on FIAs despite the low interest rate environment due to lower costs of credited rates. Thus, we changed our estimates of the costs of future credited rates to reflect the anticipated increased margins. Unlocking was minimal in 2010 with unfavorable unlocking in our Closed Block Variable Annuity segment due to loss recognition being offset by favorable unlocking in our Retirement segment.

Interest expense decreased $193.2 million from $332.5 million to $139.3 million primarily due to the conversion of $4.0 billion of debt to equity in 2011.

Income before income taxes increased $240.0 million from $37.8 million to $277.8 million primarily due to growth in our ongoing business, reduction in impairments, reduction in interest cost and favorable DAC/VOBA and other intangibles unlocking, partially offset by an increase in reserves for our Closed Block Variable Annuity segment.

Income tax expense (benefit) for the year ended December 31, 2011 was $77.8 million greater than the tax at the statutory rate primarily due to an increase in the valuation allowance of $175.0 million, the tax impact of non-deductible expenses of $32.0 million, offset by the $74.0 million favorable impact of the dividends received deduction and $67.0 million of favorable impact from net income noncontrolling interests. The increase in the valuation allowance was due primarily to continued tax losses, the benefit of which is uncertain. The income tax expense (benefit) for 2010 was $157.8 million greater than the tax at the statutory rate primarily due to an increase in the valuation allowance of $547.0 million and the $38.0 million tax effect of a loss from early extinguishment of debt. These increases in tax expense were partially offset by $312.0 million release of tax liabilities related to settlement of IRS examinations and the $108.0 million favorable impact of the dividends received deduction. The increase in the valuation allowance was primarily due to continued tax losses, the benefit of which is uncertain.

Operating Earnings before Income Taxes

Operating earnings before income taxes increased $499.0 million from $620.6 million to $1,119.6 million primarily due to growth in our ongoing business, improved investment margins (investment income less credited interest), expense reduction initiatives, reduction in interest expense as a result of an aggregate $4.0 billion of debt to equity conversion during 2011. Furthermore, favorable DAC/VOBA and other intangibles unlocking was $303.8 million in 2011 compared to a favorable impact of $175.8 million in 2010.

Adjustments from Income (Loss) before Income Taxes to Operating Earnings before Income Taxes

Closed Block Variable Annuity is discussed in “—Results of Operations—Segment by Segment—Closed Block Variable Annuity.”

Net investment gains (losses) and related charges and adjustments increased $168.2 million from a loss of $96.4 million to a gain of $71.8 million due to reductions in impairments, partially offset by lower realized trading gains net of applicable and lower derivative fair value adjustments and fair value adjustments on our CMO-B portfolio and DAC/VOBA amortization.

Net guaranteed benefit hedging gains (losses) and related charges and adjustments increased $239.4 million from $30.0 million to $269.4 million due to guaranteed benefit derivative losses in our Retirement and

Annuities segments driven by low interest rates and an unfavorable change in fair value due to nonperformance risk of $21.3 million in 2011 compared to a favorable change in fair value due to nonperformance risk in 2010 of $197.9 million excluding the impacts of DAC/VOBA and other intangibles. The guaranteed benefit derivatives on Retirement’s stable value products decreased from a gain of $9.0 million in 2010 to a loss of $212.5 million in 2011, while the guaranteed benefit derivatives in our fixed indexed annuity products increased from a loss of $75.9 million in 2010 to a loss of $186.6 million in 2011, net of hedging gains (losses).

Losses related to early extinguishment of debt was $108.3 million due to a $3.0 billion debt to equity conversion in 2010.

Other adjustments to operating earnings changed $22.4 million from ($77.7) million to ($100.1) million due to increased expenses related to the anticipated Divestment Transaction.

Immediate recognition of net actuarial gains (losses) related to pension and other post-employment benefit obligations and gains (losses) from plan amendments and curtailments changed $110.3 million from a loss of $47.5 million to a loss of $157.8 million due primarily to changes in interest rates.

Results of Operations—Ongoing Business

We consider the Retirement, Annuities, Investment Management, Individual Life, and Employee Benefits segments as our ongoing businesses. The following table presents operating earnings before income taxes of our ongoing businesses for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
($ in millions)	2013	2012	2012	2011	2010
Operating earnings before income taxes	$285.4	$263.9	$990.9	$1,279.6	$1,030.2

The following table presents certain notable items that resulted in volatility in operating earnings before income taxes:

	Three Months Ended March 31,		Year Ended December 31,
($ in millions)	2013	2012	2012	2011	2010
Loss on sale of alternative investments	$—	$—	$(82.1)	$—	$—
DAC/VOBA and other intangibles unlocking	7.3	(20.9)	(77.0)	303.8	175.8

Ongoing Business—Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Operating earnings before income taxes increased $21.5 million from $263.9 million to $285.4 million primarily due to improved performance in our Retirement Solutions businesses. Higher operating earnings for the Retirement segment was driven by higher fee income and net investment income due to an increase in AUM, along with decreases in operating expenses and interest credited. The Annuities segment also contributed to the improved operating result, driven primarily by unfavorable DAC/VOBA and other intangibles unlocking in the prior year period, as well as lower interest credited costs from lapses of MYGAs and improved margins on MYGA renewals.

Ongoing Business—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating earnings before income taxes decreased $288.7 million from $1,279.6 million to $990.9 million primarily due to unfavorable DAC/VOBA and other intangibles unlocking in the current year of $77.0 million compared to favorable unlocking in 2011 of $303.8 million, the $82.1 million loss in the current year related to the sale of certain alternative investments, and adverse mortality and reserve changes in our Individual Life segment. These decreases were partially offset by the favorable impacts to income from an increase in assets and margins in our Retirement segment, improved investment margins in our Annuities segment and favorable claim results in our Employee Benefits segment. See “—Results of Operations—Segment by Segment.”

Ongoing Business—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating earnings before income taxes increased $249.4 million from $1,030.2 million to $1,279.6 million primarily due to higher favorable DAC/VOBA and other intangibles unlocking, expense reduction initiatives, and an increase in fee income and premiums. Favorable DAC/VOBA and other intangibles unlocking was $303.8 million in 2011 compared to a favorable impact of $175.8 million in 2010. Higher revenues resulted from in-force growth in our Individual Life segment as well as an increase in AUM in our Investment Management segment. See “—Results of Operations—Segment by Segment.”

Results of Operations—Segment by Segment

Retirement Solutions—Retirement

The following table presents operating earnings before income taxes of our Retirement segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Operating revenues:
Net investment income and net realized gains (losses)	$388.9	$388.1	$1,499.9	$1,435.9	$1,405.2
Fee income	183.8	177.1	715.0	713.5	711.4
Premiums	0.5	0.5	4.9	8.1	3.0
Other revenue	10.0	14.7	52.1	67.9	59.4

Total operating revenues	583.2	580.4	2,271.9	2,225.4	2,179.0

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	204.6	208.4	842.2	826.2	797.9
Operating expenses	204.0	213.9	824.9	844.5	900.3
Net amortization of DAC/VOBA	36.8	33.8	155.0	111.1	9.2
Interest expense	—	0.4	1.2	1.7	2.0

Total operating benefits and expenses	445.4	456.5	1,823.3	1,783.5	1,709.4

Operating earnings before income taxes	$137.8	$123.9	$448.6	$441.9	$469.6

The following table presents certain notable items that resulted in the volatility in operating earnings before income taxes:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
DAC/VOBA and other intangibles unlocking	$3.0	$3.8	$5.8	$44.2	$160.4
Loss on sale of alternative investments	—	—	(48.1)	—	—

The following tables present AUM and AUA for our Retirement segment at the dates indicated:

($ in millions)	As of March 31,		As of December 31,
	2013	2012	2012	2011	2010
Corporate market	$35,441.2	$31,680.7	$33,265.9	$29,134.4	$29,486.0
Tax exempt market	49,269.4	45,304.0	46,986.1	42,691.3	43,221.9

Total full service plans	84,710.6	76,984.7	80,252.0	71,825.7	72,707.9
Stable value(1)	8,279.7	5,838.4	7,792.1	5,560.9	1,987.7
Individual market	2,612.0	2,256.7	2,427.1	2,091.1	1,842.2

Total AUM	95,602.3	85,079.8	90,471.2	79,477.7	76,537.8
AUA	223,034.6	215,848.5	213,675.5	208,366.0	214,376.2

Total AUM and AUA	$318,636.9	$300,928.3	$304,146.7	$287,843.7	$290,914.0

(1)	Consists of assets where we are the investment manager.

($ in millions)	As of March 31,		As of December 31,
	2013	2012	2012	2011	2010
General Account	$27,387.8	$25,784.5	$27,222.6	$25,528.3	$23,588.1
Separate Account	52,516.8	47,053.1	49,425.4	42,920.8	43,284.1
Mutual Fund/Institutional Funds	15,697.7	12,242.2	13,823.2	11,028.6	9,665.6
AUA	223,034.6	215,848.5	213,675.5	208,366.0	214,376.2

Total AUM and AUA	$318,636.9	$300,928.3	$304,146.7	$287,843.7	$290,914.0

The following table presents a rollforward of AUM for our Retirement segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Balance as of beginning of year	$90,471.2	$79,477.7	$79,477.6	$76,537.8	$68,885.1
Deposits	3,730.9	3,142.1	13,102.0	11,927.4	11,210.9
Surrenders, benefits and product charges	(2,311.5)	(2,522.5)	(9,636.3)	(8,926.4)	(9,765.5)

Net flows	1,419.4	619.6	3,465.7	3,001.0	1,445.4
Interest credited and investment performance	3,711.7	4,982.5	7,527.9	(61.1)	6,207.3

Balance as of end of year	$95,602.3	$85,079.8	$90,471.2	$79,477.7	$76,537.8

Retirement—Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Operating revenues

Net investment income and net realized gains (losses) increased $0.8 million from $388.1 million to $388.9 million primarily due to growth of general account assets. General account assets increased from $25.8 billion to $27.4 billion as of March 31, 2013 compared to March 31, 2012. The uncertainty in the equity market resulted in participants transferring funds from variable investment options into the fixed investment option during 2012, which contributed to an increase in average general account assets. The increase was mostly offset by lower investment income as a result of portfolio restructuring in the second and third quarters of 2012 and lower reinvestment rates.

Fee income increased $6.7 million from $177.1 million to $183.8 million primarily due to increases in full service retirement plan fees and change order fees for the recordkeeping business. The increase in fees related to the full service retirement plans was driven by net increases in separate account and institutional/mutual fund AUM. These increases were partially offset by a decrease in other recordkeeping fees primarily due to terminated contracts.

Other revenue decreased $4.7 million from $14.7 million to $10.0 million primarily due to a change in contractual amounts paid to/from retirement plan sponsors upon surrender.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $3.8 million from $208.4 million to $204.6 million primarily due to a decrease in average credited rates on general account liabilities, due to actions taken in 2012 and in January of 2013 to reflect the continuing low interest rate environment. This decrease was offset by an increase in general account liabilities, which correspond to the increase in general account assets as described above.

Operating expenses decreased $9.9 million from $213.9 million to $204.0 million primarily driven by lower variable compensation expense as well as lower operating expenses for the recordkeeping business.

Net amortization of DAC/VOBA increased $3.0 million from $33.8 million to $36.8 million primarily as a result of higher amortization due to higher gross profits in the current period.

Operating earnings before income taxes was higher for the current period compared to the same period in the prior year. Decreases in operating expenses and interest credited and other benefits to contract owners/policyholders, along with higher fee income and net investment income due to an increase in AUM, contributed to the improved results.

Retirement—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating revenues

Net investment income and net realized gains (losses) increased $64.0 million from $1,435.9 million to $1,499.9 million primarily due to an increase in growth of general account assets. General account assets increased from $25.5 billion to $27.2 billion in the current year compared to the prior year. The volatility in the equity market during the second half of 2011 resulted in participants transferring funds from variable investment options into the fixed investment option, which contributed to an increase in average general account assets. The increase was partially offset by a $48.1 million loss on the sale of certain alternative investments. We also reduced the fair value of our investments in Low Income Housing Tax Credits (“LIHTC”) which had an unfavorable impact of $4.6 million.

Other revenue decreased $15.8 million from $67.9 million to $52.1 million primarily due to a change in contractual amounts paid to/from retirement plan sponsors upon surrender.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders increased $16.0 million from $826.2 million to $842.2 million primarily due to an increase in general account liabilities, which corresponded to the increase in general account assets as described above. The increase was partially offset by a decrease in average credited rates on general account liabilities due to actions taken in January, April and July 2012 to reflect the low interest rate environment.

Operating expenses decreased $19.6 million from $844.5 million to $824.9 million primarily driven by expenses of the recordkeeping business.

Net amortization of DAC/VOBA increased $43.9 million from $111.1 million to $155.0 million primarily as a result of lower favorable DAC unlocking in 2012. The 2012 results include a favorable impact of DAC/VOBA and other intangibles of $5.8 million compared to a favorable impact of $44.2 million in 2011. Favorable unlocking in 2011 was driven by future assumption changes and greater than expected net flows into fixed investment option funds.

Operating earnings before income taxes was slightly higher for the current year. Higher net investment income and lower operating expenses partially offset by higher interest credited and other benefits to contract owners/policyholders and net amortization of DAC/VOBA contributed to the results.

Retirement—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating revenues

Net investment income and net realized gains (losses) increased $30.7 million from $1,405.2 million to $1,435.9 million primarily due to an increase in account values ($1.9 billion increase in general account assets as provided in the table above), partially offset by a $34.1 million decrease in alternative investment income. New sales, customer transfers from variable to fixed investment options in qualified and nonqualified annuity and funding agreement products and positive net flows through improved persistency contributed to the increase in general account assets. Overall yields for the general account, net of investment expense and excluding alternative investment results, remained consistent with 2010 and were approximately 5.7%. The decrease in alternative investment returns reflects the market declines and volatility in 2011.

Fee income increased $2.1 million from $711.4 million to $713.5 million. Increases in full service retirement plan and individual retirement product revenues of $17.8 million which were driven by net increases in separate account and institutional /mutual fund AUM were offset by a $17.8 million decrease in recordkeeping fees primarily due to terminated contracts.

Premiums increased $5.1 million from $3.0 million to $8.1 million primarily due to the timing of the sale of immediate annuity products with lifetime contingencies.

Other revenue $8.5 million from $59.4 million to $67.9 million primarily due to increases in broker dealer revenue.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders increased $28.3 million from $797.9 million to $826.2 million primarily due to a $1.9 billion increase in general account AUM as provided in the table above. The increase was partially offset by a slight decrease in average credited rates on fixed fund options in qualified and nonqualified annuity and funding agreement products compared to 2010 due to management actions. Most of our fixed fund options contain guaranteed minimum credited rates ranging from 1% to 4%. As of December 31, 2011, approximately 70% of these funds were at the minimum credited rates.

Operating expenses decreased $55.8 million from $900.3 million to $844.5 million primarily driven by a $33.6 million decrease as a result of a restructuring effort in late 2010, which included the elimination of a wholesale distribution channel which primarily sold mutual fund products through banks and wirehouses. Expenses in the recordkeeping business decreased $24.7 million commensurate with terminated contracts while other expense reductions were achieved through improved cost efficiencies across all business lines of the Retirement segment.

Net amortization of DAC/VOBA increased $101.9 million from $9.2 million to $111.1 million primarily as a result of $116.2 million of lower favorable DAC unlocking in 2011. The 2011 results include a favorable impact of $44.2 million compared to a favorable impact of $160.4 million in 2010 due to unlocking. Favorable unlocking in 2011 was driven by future assumption changes and greater than expected net flows into fixed investment option funds. Favorable unlocking in 2010 was driven by equity market growth above expectations and assumption updates resulting in an increase in future gross profit projections. Excluding the impact from the unlocking of DAC/VOBA, net amortization of DAC/VOBA decreased $14.3 million due to lower amortization rates resulting from favorable assumption updates.

Operating earnings before income taxes

Full-service retirement plan sales growth, together with our emphasis on strengthening net flows and improving cost efficiencies, were the primary underlying drivers of improved results, excluding DAC/VOBA and other intangibles unlocking. Favorable net flows of $3.0 billion in 2011 resulted in higher levels of AUM leading to both additional net investment income (loss) and fee income. The implementation of expense reduction initiatives resulted in lower operating expenses in 2011 as further distribution efficiencies were realized. However, the drivers of 2011 results were offset by a lower favorable DAC/VOBA and other intangibles unlocking of $116.2 million compared to 2010 resulting in a decrease in operating earnings before income taxes.

Retirement Solutions—Annuities

The following table presents operating earnings before income taxes of the Annuities segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Operating revenues:
Net investment income and net realized gains (losses)	$287.1	$329.0	$1,223.3	$1,321.9	$1,369.4
Fee income	9.9	7.4	35.5	29.8	24.1
Premiums	7.8	11.8	35.9	34.1	67.3
Other revenue	2.8	3.0	12.3	15.6	21.7

Total operating revenues	307.6	351.2	1,307.0	1,401.4	1,482.5

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	184.4	241.9	854.1	978.0	1,091.9
Operating expenses	31.0	31.2	124.7	126.7	131.0
Net amortization of DAC/VOBA	37.9	41.6	225.5	(91.5)	143.9
Interest expense	—	0.1	0.5	0.6	0.7

Total operating benefits and expenses	253.3	314.8	1,204.8	1,013.8	1,367.5

Operating earnings before income taxes	$54.3	$36.4	$102.2	$387.6	$115.0

The following table presents certain notable items that resulted in volatility in operating earnings before income taxes:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
DAC/VOBA and other intangibles unlocking	$7.0	$(20.3)	$(86.2)	$266.0	$(10.2)
Loss on sale of alternative investments			(18.0)	—	—

The following table presents AUM for our Annuities segment as of the dates indicated:

($ in millions)	As of March 31,		As of December 31,
	2013	2012	2012	2011	2010
AUM:
General account	$22,772.4	$24,770.2	$22,915.8	$25,198.5	$25,925.0
Separate account	780.1	795.5	751.7	730.4	835.3
Mutual funds	2,675.5	2,026.9	2,433.6	1,761.3	1,089.0

Total AUM	$26,228.0	$27,592.6	$26,101.1	$27,690.2	$27,849.3

The following table presents a rollforward of AUM for our Annuities segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Balance at beginning of period	$26,101.0	$27,690.2	$27,690.2	$27,849.3	$26,368.7
Deposits	554.8	596.1	2,353.8	2,716.8	2,855.6
Surrenders, benefits and product charges	(775.1)	(1,107.7)	(5,086.1)	(3,935.1)	(2,897.1)

Net flows	(220.3)	(511.6)	(2,732.3)	(1,218.3)	(41.5)
Interest credited and investment performance	347.3	414.0	1,143.2	1,059.2	1,522.1

Balance as of end of period	$26,228.0	$27,592.6	$26,101.1	$27,690.2	$27,849.3

Annuities—Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Operating revenues

Net investment income and net realized gains (losses) decreased $41.9 million from $329.0 million to $287.1 million primarily due to lower general account assets and lower investment income on CMO-B and alternative investment portfolios. General account assets decreased as a result of MYGAs lapsing at the end of their initial terms, largely due to crediting rates that were lower than the crediting rates during their initial term. In addition, investment income on CMO-B and alternative investment portfolios was lower due to market conditions and portfolio restructuring in 2012.

Fee income increased $2.5 million from $7.4 million to $9.9 million due to growth in assets of mutual fund custodial products which are sold by the annuity distribution force as an alternative retirement product. Assets of mutual fund custodial products increased from $2.0 billion as of March 31, 2012 to $2.7 billion as of March 31, 2013, or growth of 35%, due to positive net flows and improved market performance.

Premiums decreased $4.0 million from $11.8 million to $7.8 million due to lower sales of immediate annuities with life contingencies.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $57.5 million from $241.9 million to $184.4 million. The decrease was primarily due to lapses of MYGAs in 2012, which resulted in a decrease to average account values as well as lower crediting rates on MYGA renewals. Lower option costs of FIAs also contributed to the decrease in addition to lower amortization of sales inducements and favorable mortality on annuities with life contingencies.

Net amortization of DAC/VOBA decreased $3.7 million from $41.6 million to $37.9 million primarily due to changes in unlocking of DAC/VOBA that were partially offset by higher amortization of DAC/VOBA. Unlocking was favorable in the current period compared to unfavorable unlocking in the prior year period, which was primarily due to a decrease in the projected margins on the MYGA policies in 2012. Excluding unlocking, the increase in DAC/VOBA amortization was due to higher gross profits in the current period and an increase in the amortization rate.

Operating earnings before income taxes

Operating earnings before taxes increased $17.9 million from $36.4 million to $54.3 million primarily driven by unfavorable DAC/VOBA and other intangibles unlocking in the prior year period, lower interest credited and other benefits to contract owners/policyholders, partially offset by a decline in net investment income.

Annuities—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating revenues

Net investment income and net realized gains (losses) decreased $98.6 million from $1,321.9 million to $1,223.3 million primarily due to lower general account assets and the $18.0 million loss on sale of certain alternative investments. General account assets decreased as a result of MYGAs lapsing at the end of their initial terms, largely due to crediting rates that were lower than the crediting rates during their initial term.

Fee income increased $5.7 million from $29.8 million to $35.5 million due to growth in assets of mutual fund products which are sold by the annuity distribution force as an alternative retirement product. The balance of assets increased from $1.8 billion to $2.4 billion.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $123.9 million from $978.0 million to $854.1 million. The decrease was primarily due to lapses of MYGAs which resulted in a decrease to average account values as well as lower crediting rates on MYGA renewals. Lower option costs of FIAs also contributed to the decrease. This decline in interest credited and other benefits to contract owners/policyholders was partially offset by higher amortization on sales inducements.

Net amortization of DAC/VOBA increased $317.0 million from ($91.5) million to $225.5 million primarily due to changes in unlocking of DAC/VOBA that were partially offset by a lower amortization rate of DAC/VOBA. The unfavorable unlocking of DAC/VOBA in the current year was primarily due to a decrease in projected margins on the MYGA policies. The favorable unlocking of DAC/VOBA in the prior year resulted primarily from prospective assumption changes related to investment margins on FIAs, or anticipated earned investment income less credited interest. Excluding unlocking, the decrease in DAC/VOBA amortization was due to a decrease in the amortization rate partially offset by higher amortization due to higher gross profits in the current year.

Operating earnings before income taxes

Operating earnings before income taxes decreased $285.4 million from $387.6 million to $102.2 million primarily driven by changes in DAC/VOBA and other intangibles unlocking and a decline in net investment income, which were partially offset by lower Interest credited and other benefits to contract owners/ policyholders.

Annuities—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating revenues

Net investment income and net realized gains (losses) decreased $47.5 million from $1,369.4 million to $1,321.9 million due to lower yields. The decrease in yield reflects the impact of lower interest rates in 2011.

Fee income increased $5.7 million from $24.1 million to $29.8 million due to growth in assets of mutual fund products, which are sold by the annuity distribution force as an alternative retirement product. Sales of mutual fund products increased from $859.9 million to $977.6 million during 2011, or a growth of 13.7%.

Premiums declined by $33.2 million from $67.3 million to $34.1 million due to lower sales of immediate annuities with life contingencies.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $113.9 million from $1,091.9 million to $978.0 million primarily due to a decrease in average crediting rates resulting from contracts with higher rates reaching maturity. The decrease also reflects lower sales of annuities with life contingencies, which results in a decrease in the related reserve associated with those products. In addition, amortization of sales inducements decreased due to an increase in estimated gross profits.

Operating expenses decreased $4.3 million from $131.0 million to $126.7 million due to slightly lower commission expenses in 2011.

Net amortization of DAC/VOBA decreased $235.4 million from $143.9 million to ($91.5) million primarily due to a favorable change in unlocking in 2011 compared to unfavorable unlocking in 2010. The favorable unlocking of DAC/VOBA in 2011 resulted primarily from prospective assumption changes related to investment margins on FIAs, or earned investment income less credited interest. In 2011, our investment margins were better than expected on FIAs despite the low interest rate environment due to lower costs of credited rates. Thus, we changed our estimates of the costs of future credited rates to reflect the anticipated increased margins.

Operating earnings before income taxes

Operating earnings before income taxes in 2011 increased $272.6 million from $115.0 million to $387.6 million primarily impacted by increased investment margins as well as updated actuarial assumptions and resulted in favorable unlocking of DAC/VOBA and other intangibles as described above.

Investment Management

The following table presents operating earnings before income taxes of our Investment Management segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Operating revenues:
Net investment income and net realized gains (losses)	$2.8	$5.4	$41.6	$8.8	$2.2
Fee income	121.7	117.9	474.7	469.3	446.4
Other revenue	7.4	7.3	29.2	13.8	5.9

Total operating revenues	131.9	130.6	545.5	491.9	454.5

Operating benefits and expenses:
Operating expenses	101.8	97.6	411.0	404.4	404.4

Total operating benefits and expenses	101.8	97.6	411.0	404.4	404.4

Operating earnings before income taxes	$30.1	$33.0	$134.5	$87.5	$50.1

The following table presents certain notable items that resulted in volatility in operating earnings before income taxes:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Gain on sale of certain alternative investments	$—	$—	$2.2	$—	$—

Our Investment Management operating segment revenues include the following intersegment revenues, primarily consisting of asset-based management and administration fees.

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Investment Management intersegment revenues	$39.3	$40.1	$157.6	$164.1	$156.8

The following tables present AUM and AUA for our Investment Management segment as of the dates indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
AUM:
Institutional/retail
Investment Management sourced	$58,002.1	$49,754.9	$54,061.9	$49,391.5	$47,302.6
Affiliate sourced(1)	49,658.0	44,050.0	47,284.6	37,851.8	33,907.3
General account	79,965.9	77,121.7	80,404.8	78,878.3	77,277.8

Total AUM	187,626.0	170,926.6	181,751.3	166,121.6	158,487.7
AUA:
Affiliate sourced(2)	55,732.5	58,136.6	54,695.5	58,992.4	64,653.2

Total AUM and AUA	$243,358.5	$229,063.2	$236,446.8	$225,114.0	$223,140.9

(1)	Affiliate sourced AUM includes assets sourced by other segments and also reported as AUM by such other segments.
(2)	Affiliate sourced AUA includes assets sourced by other segments and also reported as AUA or AUM by such other segments.

The following table presents net flows for our Investment Management segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Net Flows
Investment Management sourced	$2,630.7	$(186.0)	$3,939.8	$2,398.8	$(932.7)
Affiliate sourced	546.8	3,844.9	5,905.7	3,303.5	(521.8)

Total	$3,177.5	$3,658.9	$9,845.5	$5,702.3	$(1,454.5)

Investment Management—Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Operating revenues

Net investment income and net realized gains (losses) decreased $2.6 million from $5.4 million to $2.8 million primarily due to lower alternative investment income partially due to valuation adjustments.

Fee income increased $3.8 million from $117.9 million to $121.7 million primarily due to an increase in AUM resulting in higher management and administrative fees earned.

Operating benefits and expenses

Operating expenses increased $4.2 million from $97.6 million to $101.8 million primarily as a result of higher variable compensation costs.

Operating earnings before income taxes

The overall decrease in operating earnings of $2.9 million was primarily driven by higher variable compensation costs and lower net investment income, which were partially offset by an increase in fee income.

Investment Management—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating revenues

Net investment income and net realized gains (losses) increased $32.8 million from $8.8 million to $41.6 million primarily due to higher alternative investment income, partnership income and improved performance of funds, as well as recognizing an accumulation of $13.3 million of carried interest in the current year.

Fee income increased $5.4 million from $469.3 million to $474.7 million primarily due to an increase in affiliate sourced AUM resulting in higher management and administrative fees earned.

Other revenue increased $15.4 million from $13.8 million to $29.2 million primarily due to an increase in service fees earned as part of services provided in connection with the sale by ING Group of its ING Direct U.S. business. Additionally, lower underwriting fees related to a launch of a new product in 2011 which did not repeat in 2012 contributed to the increase. Partially offsetting these increases were lower levels of mortgage and private placement production fees.

Operating benefits and expenses

Operating expenses increased $6.6 million from $404.4 million to $411.0 million primarily as a result of higher variable compensation costs and increases in variable administrative costs related to higher AUM.

Operating earnings before income taxes

The overall increase in operating earnings of $47.0 million was primarily driven by higher alternative investment income, partnership income and improved performance of funds, as well as recognizing an accumulation of carried interest. In addition, service fees increased Other revenues and were partially offset by higher variable compensation costs.

Investment Management—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating revenues

Net investment income and net realized gains (losses) increased $6.6 million from $2.2 million to $8.8 million primarily due to improved performance of funds and partnership investments resulting from improved market conditions.

Fee income increased $22.9 million from $446.4 million to $469.3 million primarily due to an increase in AUM resulting in higher management and administrative fees earned. The increase in AUM was also due to the re-assignment of several large mutual fund management contracts to us based on our performance. We previously serviced these contracts and reported the assets as AUA.

Other revenue increased $7.9 million from $5.9 million to $13.8 million primarily due to an increase in production fees from a higher level of mortgage loan and private placement production activity as well as an increase in mortgage loan servicing fees. This was partially offset by a decrease in performance fees compared to 2010.

Operating benefits and expenses

Operating expenses were level with 2010 expenses at $404.4 million, the result of slightly higher compensation expense offset by cost reductions in other categories.

Operating earnings before income taxes

The overall increase in operating earnings in 2011 was primarily driven by an increase in AUM that we managed on behalf of institutions and retail investors. The increase in AUM was the result of higher equity markets as well as the re-assignment of several large mutual fund management contracts, which has resulted in additional fee income to us. We previously serviced these contracts and reported the assets as AUA. Operating expenses remained level with 2010.

Insurance Solutions—Individual Life

The following table presents operating earnings before income taxes of our Individual Life segment for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
($ in millions)	2013	2012	2012	2011	2010
Operating revenues:
Net investment income and net realized gains (losses)	$216.9	$247.0	$913.8	$950.0	$942.8
Fee income	276.8	283.3	1,115.7	1,139.2	1,078.1
Premiums	185.8	179.4	737.8	660.9	539.1
Other revenue	7.6	2.3	26.6	34.9	53.4

Total operating revenues	687.1	712.0	2,793.9	2,785.0	2,613.4

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	501.6	504.8	2,034.4	1,855.1	1,731.7
Operating expenses	90.9	97.0	390.5	332.8	325.0
Net amortization of DAC/VOBA	42.9	50.6	162.3	298.9	221.2
Interest expense	0.9	4.6	10.5	18.9	22.0

Total operating benefits and expenses	636.3	657.0	2,597.7	2,505.7	2,299.9

Operating earnings before income taxes	$50.8	$55.0	$196.2	$279.3	$313.5

The following table presents certain notable items that resulted in volatility in operating earnings before income taxes:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
DAC/VOBA and other intangibles unlocking	$(2.7)	$(4.4)	$3.4	$(6.4)	$27.6
Loss on sale of alternative investments	—	—	(13.1)	—	—

The following table presents sales, gross premiums, in-force and policy count for our Individual Life segment for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
($ in millions)	2013	2012	2012	2011	2010
Sales by Product Line:
Universal life:
Guaranteed	$0.5	$22.2	$72.7	$68.1	$27.2
Accumulation	4.0	6.1	25.3	28.7	36.6
Indexed	6.8	5.1	33.5	28.3	20.7

Total universal life	11.3	33.4	131.5	125.1	84.5
Variable life	2.7	1.2	6.3	12.3	11.5
Term	15.2	33.7	116.3	155.5	127.7

Total sales by product line	$29.2	$68.3	$254.1	$292.9	$223.7

Total gross premiums	$498.6	$598.7	$2,324.6	$2,140.7	$1,912.5
End of period:
In-force face amount	$608,843.8	$581,725.6	$607,975.5	$567,718.1	$496,711.7
In-force policy count	1,350,278	1,327,381	1,352,844	1,313,057	1,237,165
New business policy count (paid)	16,137	34,054	119,936	156,650	132,856

Individual Life—Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Operating revenues

Net investment income and net realized gains (losses) decreased $30.1 million from $247.0 million to $216.9 million primarily due to lower investment income on the CMO-B and alternative investment portfolios as a result of portfolio restructuring in the second and third quarters of 2012 and lower yields on commercial mortgages.

Fee income decreased $6.5 million from $283.3 million to $276.8 million primarily due to lower net contractual charges resulting from a reduction of secondary guarantee product sales. This was partially offset by higher cost of insurance fees due to favorable persistency on the universal life block.

Premiums increased $6.4 million from $179.4 million to $185.8 million due to continued growth in renewal premiums for term life business partially offset by lower first year premiums as a result of lower term sales.

Other revenue increased $5.3 million from $2.3 million to $7.6 million due primarily to the restructuring of certain reinsurance facilities and increased surrender fees.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $3.2 million from $504.8 million to $501.6 million primarily due to favorable IBNR reserve development in the current period partially offset by higher gross claims on the term block and unfavorable intangible unlocking.

Operating expenses decreased $6.1 million from $97.0 million to $90.9 million primarily due to lower sales-related expenses partially offset by increased credit facility fees supporting reinsurance transactions.

Net amortization of DAC/VOBA decreased $7.7 million from $50.6 million to $42.9 million primarily due to favorable unlocking, excluding intangible unlocking, in the current period compared to unfavorable unlocking in the prior period. In addition, there was lower amortization in the current period driven by lower gross profits on the universal life block and lower term sales.

Interest expense decreased $3.7 million from $4.6 million to $0.9 million primarily due to the novation and recapture of certain surplus notes in late 2012.

Operating earnings before income taxes

Operating earnings before income taxes decreased due to lower investment income on the CMO-B and alternative investment portfolios and higher gross claims on the term block. Partially offsetting these items were favorable IBNR development, higher term renewal premiums and lower operating expenses due to lower sales.

Individual Life—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating revenues

Net investment income and net realized gains (losses) decreased $36.2 million from $950.0 million to $913.8 million primarily due to a $13.1 million loss on the sale of certain alternative investments and lower investment income on the CMO-B and alternative asset portfolios due to asset sales in the second and third quarters of 2012. Partially offsetting these impacts were higher prepayment fee income and higher yields on certain fixed income investments.

Fee income decreased $23.5 million from $1,139.2 million to $1,115.7 million primarily related to the emergence of gross profits for a particular block that caused accelerated unearned revenue amortization in 2011. The gross profits caused accelerated amortization of unearned revenue, an increase in Interest credited and other benefits to contract owners/policyholders and higher DAC/VOBA amortization with an immaterial net impact to operating earnings. Growth in net contractual charges and cost of insurance fees due to higher universal life sales offset the decrease to Fee income.

Premiums increased $76.9 million from $660.9 million to $737.8 million due to continued growth in renewal premiums for term life business partially offset by lower first year premiums as a result of term sales declining 25%.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders increased $179.3 million from $1,855.1 million to $2,034.4 million primarily due to favorable reserve changes in 2011 as a result of annual assumption changes that did not repeat in 2012, the emergence of gross profits for a particular block that caused an increase as discussed above and an increase in reserves in 2012 related to the guaranteed universal life block. In addition, there was unfavorable mortality net of reinsurance in 2012, with the universal life block experiencing a higher number of gross claims and reinsurance recoveries on the term block providing less benefit.

Operating expenses increased $57.7 million from $332.8 million to $390.5 million primarily due to increased credit facility fees supporting reinsurance transactions. The higher credit facility fees are the results of higher rates and general growth in credit facilities supporting the reinsured block. Partially offsetting this increase was lower sales-related expenses.

Net amortization of DAC/VOBA decreased $136.6 million from $298.9 million to $162.3 million primarily due to unfavorable unlocking in 2011 as a result of annual assumption changes that did not repeat in 2012. This impact was partially offset by items explained in Interest credited and other benefits to contract owners/ policyholders described above. In addition, 2012 amortization on universal life products was lower due to lower gross profits and the emergence of gross profits for a particular block that caused accelerated amortization in 2011, offset by higher unearned revenue liability amortization as discussed in Fee Income above. These impacts are partially offset by higher amortization on term products resulting from the continued growth of this block of business.

Operating earnings before income taxes

Operating earnings before income taxes decreased due to unfavorable mortality results net of reinsurance, lower investment income on alternative investments and CMO-Bs, increased credit facility costs and favorable reserve changes in 2011 that did not repeat in 2012. Partially offsetting these items were lower DAC/VOBA amortization resulting from lower gross profits on universal life products, higher term life renewal premiums and higher net contractual charges and cost of insurance fees due to higher universal life sales.

Individual Life—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating revenues

Net investment income and net realized gains (losses) increased $7.2 million from $942.8 million to $950.0 million primarily due to higher yields on our CMO-B portfolio and higher alternative investment income, partially offset by lower prepayment fees.

Fee income increased $61.1 million from $1,078.1 million to $1,139.2 million primarily due to a growth in cost of insurance, consistent with in-force growth, and other policyholder charges as a result of strong sales of universal life and term products. Lower lapse rates also helped the in-force block grow on a net basis.

Premiums increased $121.8 million from $539.1 million to $660.9 million due to continued growth in term sales and favorable lapse experience on in-force term policies. Term sales increased $27.8 million in 2011 primarily due to the distribution strategy targeting more affluent customers. This resulted in higher sales per policy and increased overall sales. In addition, term policies renewed at a higher than expected rate, particularly on policies issued in 2010, and thus provided for higher premiums due to higher persistency.

Other revenue decreased $18.5 million from $53.4 million to $34.9 million primarily as a result of lower surrender fees, as we experienced higher persistency on the in-force block.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders increased $123.4 million from $1,731.7 million to $1,855.1 million primarily due to a decrease in recoveries on gross claims on the universal life block, an increase in direct claims on the term block in 2011 and continued growth in the term business. In addition, 2010 results included a favorable reserve development of $27.4 million associated with certain universal life products. The absence of a similar reserve development in 2011 resulted in lower earnings.

Operating expenses increased $7.8 million from $325.0 million to $332.8 million as a result of an increase in information technology and project-related expenses to support business growth and process efficiency.

Net Amortization of DAC/VOBA increased $77.7 million from $221.2 million to $298.9 million primarily driven by unfavorable DAC/VOBA unlocking largely due to annual assumption changes. Excluding the impact from the unlocking of DAC/VOBA, net amortization of DAC/VOBA increased due to the continued growth in the term life block and the manner in which profits emerged on the universal life block in 2011.

Operating earnings before income taxes

Operating earnings before income taxes declined primarily due to unfavorable DAC/VOBA and other intangibles unlocking in 2011 compared to favorable DAC/VOBA and other intangibles unlocking in 2010. In addition, fee income increased as a result of the growth in universal life sales in 2011. Increases in fee income, due to growth in universal life sales, and premium income, due to term sales, were offset by increases in policyholder benefits on term business and less favorable reserve development on universal life business.

Insurance Solutions—Employee Benefits

The following table presents operating earnings before income taxes of the Employee Benefits segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Operating revenues:
Net investment income and net realized gains (losses)	$28.4	$31.7	$114.3	$124.3	$128.3
Fee income	15.8	15.4	62.5	61.8	61.0
Premiums	274.9	268.4	1,078.1	1,063.4	1,091.5
Other revenue	(1.0)	(2.2)	(3.7)	(3.3)	(3.0)

Total operating revenues	318.1	313.3	$1,251.2	$1,246.2	$1,277.8

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	242.6	234.0	892.1	917.7	943.5
Operating expenses	60.0	61.2	236.2	229.3	232.9
Net amortization of DAC/VOBA	3.1	2.5	13.5	15.9	19.4

Total operating benefits and expenses	305.7	297.7	1,141.8	1,162.9	1,195.8

Operating earnings before income taxes	$12.4	$15.6	$109.4	$83.3	$82.0

The following table presents certain notable items that resulted in volatility operating earnings before income taxes:

($ in millions)	Three Months Ended March 31		Year Ended December 31,
	2013	2012	2012	2011	2010
DAC/VOBA and other intangibles unlocking	$—	$—	$—	$—	$(2.0)
Loss on sale of alternative investments	—	—	(5.1)	—	—

The following table presents sales, gross premiums and in-force for our Employee Benefits segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Sales by Product Line:
Group life	$44.0	$25.3	$47.9	$36.8	$41.6
Group stop loss	89.7	112.3	151.6	140.9	170.9
Other group products	12.7	9.6	31.1	19.8	22.6

Total group products	146.4	147.2	230.6	197.5	235.1
Voluntary products	10.3	7.4	24.5	28.0	28.9

Total sales by product line	$156.7	$154.6	$255.1	$225.5	$264.0

Total gross premiums and deposits	$319.5	$312.8	$1,252.1	$1,244.6	$1,278.7
Total annualized in-force premiums	1,316.2	1,308.1	1,286.6	1,259.5	1,320.8
Loss Ratios:
Group life (interest adjusted)	85.4%	82.8%	76.9%	77.5%	81.0%
Group stop loss	77.6%	76.2%	72.9%	82.9%	83.7%

Employee Benefits—Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Operating revenues

Net investment income and net realized gains (losses) decreased $3.3 million from $31.7 million to $28.4 million primarily due to lower investment income on the CMO-B and alternative investment portfolios resulting from portfolio restructuring in the second and third quarters of 2012.

Premiums increased $6.5 million from $268.4 million to $274.9 million primarily due to higher group life and voluntary whole life premiums resulting from higher sales and in-force blocks. These increases were partially offset by lower group stop loss premiums.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders increased $8.6 million from $234.0 million to $242.6 million primarily due to higher business volumes and higher loss ratios in group life, partially offset by lower volumes in group stop loss.

Operating earnings before income taxes

Operating earnings before income taxes declined primarily due to increased benefit costs, driven by higher business volumes in the group life block, higher loss ratios, and lower investment income resulting from portfolio restructuring in 2012. Partially offsetting these items were higher premiums resulting from higher sales and in-force blocks.

Employee Benefits—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating revenues

Net investment income and net realized gains (losses) decreased $10.0 million from $124.3 million to $114.3 million primarily due to the $5.1 million loss on the sale of certain alternative investments, lower investment income on alternative investments and lower yields on fixed income investments.

Premiums increased $14.7 million from $1,063.4 million to $1,078.1 million primarily due to higher stop loss premiums resulting from higher sales and in-force blocks. Annualized in-force stop loss premiums increased 5.0% over the prior year. These increases were partially offset by lower group life premiums due to a decline in the in-force block driven by low persistency in 2011 adversely impacting 2012.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $25.6 million from $917.7 million to $892.1 million primarily due to favorable claims experience and higher reinsurance recoveries in our stop loss block. This decrease was partially offset by lower favorable experience with the run-off block of retained disability products.

Operating expenses increased $6.9 million from $229.3 million to $236.2 million primarily due to an increase in administrative expenses and higher premium taxes and guarantee assessments related to an increase in sales.

Operating earnings before income taxes

Growth of the in-force stop loss business and improved loss ratios on stop loss and group life businesses contributed to improved operating earnings, partially offset by lower favorable experience with the run-off block of retained disability products and lower alternative investment income.

Employee Benefits—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating revenues

Net investment income and net realized gains (losses) decreased $4.0 million from $128.3 million to $124.3 million primarily due to lower invested assets as a result of the decline in size of the group life in-force block.

Premiums decreased $28.1 million from $1,091.5 million to $1,063.4 million primarily due to a 10.6% decline in group life in-force and a 26.3% decline in disability in-force. In addition, reinsured premiums increased due to reinsurance of short-term and voluntary disability business beginning April 1, 2011. The group life in-force decline reflects tighter competitor pricing in the market where we have chosen not to relax our risk and profitability requirements in pricing. The disability in-force decline reflects more selective underwriting and pricing actions by our reinsurer, which is driving higher lapse rates and lower sales. The reinsurance was structured in similar manner to our long-term disability reinsurance program entered into in 2009. Accordingly, we reinsure substantially all the risk for new claims on existing in-force business beginning April 1, 2011 and for new business written after that date. These policies contributed to direct premium revenue for the full year for 2010, but only the first quarter of 2011.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $25.8 million from $943.5 million to $917.7 million primarily due to the decline in total in-force insurance policies as evidenced by a 2.7% decrease in gross premiums. Improved loss ratios on group stop loss products also contributed to the decline. The improved loss ratios were partially offset by unfavorable mortality results in the voluntary products, particularly the whole life block and less favorable experience on claims associated with the run-off block of the retained long-term disability products relative to 2010.

Operating expenses decreased $3.6 million from $232.9 million to $229.3 million due to a combination of factors. Operating expenses declined by $6.0 million primarily driven by lower costs resulting from reinsuring the disability business. Reinsurance allowances increased $1.8 million in 2011 due to the new reinsurance contract covering the short-term disability and voluntary disability business which became effective on April 1, 2011. These positive impacts were offset by lower capitalized commissions of $3.7 million.

Net amortization of DAC/VOBA decreased $3.5 million primarily from $19.4 million to $15.9 million due to a decline in amortization on universal life products due to lower gross profits; this decrease was partially offset by a growth in amortization on short-term disability and voluntary disability products due to the impact of the aforementioned reinsurance transaction. Unfavorable prospective unlocking in 2010 of $2.0 million resulted in lower DAC amortization in 2011. The reinsurance transaction also resulted in a $2.5 million adjustment of DAC.

Operating earnings before income taxes

Growth of the in-force stop loss business and improved loss ratios on stop loss contributed significantly to improved operating earnings relative to 2010, despite a reduction in new sales. Significant initiatives in 2011 focused on improving the quality of our group stop loss business through more selective underwriting and reducing our retained risk on short-term disability and voluntary disability products through a new reinsurance arrangement. New long-term disability business is substantially reinsured and our in-force is in run-off. The retained claims experienced favorable development, partially due to case management initiatives. The favorable development on the run-off long term disability block was approximately $20.0 million more in 2010 than in 2011. The net effect of these results on stop loss and long-term disability, respectively, largely offset each other resulting in essentially flat operating earnings in 2011 relative to 2010.

Corporate

The following table presents operating earnings before income taxes of our Corporate segment for the periods presented:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Interest expense (including interest rate swap settlements)	$(41.9)	$(16.7)	$(127.8)	$(185.7)	$(383.5)
Closed Block Variable Annuity contingent capital LOC	(12.8)	(18.9)	(56.7)	—	—
Amortization of intangibles	(8.8)	(8.7)	(35.0)	(34.4)	(33.6)
Reserve increase related to the use of SSDMF	—	—	—	(68.9)	—
Other	13.4	(4.1)	37.2	58.8	18.0

Operating earnings before income taxes	$(50.1)	$(48.4)	$(182.3)	$(230.2)	$(399.1)

Our Corporate segment operating results include investment income on assets backing surplus in excess of amounts held at the operating segment level, financing and interest expenses, amortization of intangibles and other items not allocated to operating segments.

Corporate—Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Operating earnings before income taxes changed $1.7 million from $(48.4) million to $(50.1) million primarily due to an increase in interest expense, mostly offset by a decrease in operating expenses. Interest expense increased due to additional interest and debt issuance costs associated with the debt entered into subsequent to the first quarter of 2012. Operating expenses were higher during the prior year period due to upfront costs associated with the contingent capital letter of credit facility supporting our Closed Block Variable Annuity segment, as well as an accrual for a contingency.

Corporate—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating earnings before income taxes changed $47.9 million from ($230.2) million to ($182.3) million primarily driven by the 2011 charge of $68.9 million, net of associated DAC, to increase reserves in connection with our use of the SSDMF as described below. In addition, interest costs decreased $57.9 million as a result of several factors. Lower swap interest expenses as well as a reduction in interest costs due to a $2.7 billion and a $1.3 billion debt-to-equity conversion in the second quarter and fourth quarter of 2011, respectively, were only partially offset by additional interest expense and debt issuance costs associated with the $5.0 billion revolving credit facility entered into in the second quarter of 2012 and the $850.0 million unsecured old 2022 notes entered into in the third quarter of 2012. Lower interest costs were mostly offset by increased expenses, primarily driven by $56.7 million in letter of credit costs in 2012 related to the $1.5 billion contingent capital letter of credit facility issued at the end of 2011 to support our Closed Block Variable Annuity segment, as well as lower compensation expenses during 2011, which resulted primarily from payments in 2011 related to 2010 performance which were less than estimated in 2010.

Corporate—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating earnings before income taxes changed $168.8 million from ($399.1) million to ($230.2) million primarily driven by a $199.2 million reduction in interest costs as a result of the 2011 debt-to-equity conversions described above. In addition, operating expenses in 2010 included a charge of $24.0 million related to an insurance industry insolvency fund for Executive Life Insurance Company of New York (“ELNY”) compared to a charge of $4.0 million in 2011. Offsetting these favorable items was a 2011 charge of $68.9 million, net of associated DAC, to increase reserves in connection with our use of the SSDMF to identify potential life insurance claims that have not yet been presented to us.

Closed Blocks

The following table presents operating earnings before income taxes of our Closed Blocks for the periods presented:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Closed Block Institutional Spread Products	$22.1	$22.1	$45.7	$83.2	$(3.8)
Closed Block Other	(0.7)	2.2	64.0	(13.0)	(6.7)

Operating earnings before income taxes	$21.4	$24.3	$109.7	$70.2	$(10.5)

The following table presents operating earnings before income taxes of our Closed Block Institutional Spread Products segment for the periods presented:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Operating revenues:
Net investment income and net realized gains (losses)	$38.0	$42.9	$126.3	$188.8	$168.0
Fee income			0.1	0.1	0.3
Premiums	0.6	0.6	2.3	2.3	2.3
Other revenue	(0.3)	(0.5)	(1.5)	(3.1)	(3.0)

Total operating revenues	38.3	43.0	127.2	188.1	167.6

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	13.5	17.4	67.5	89.0	152.8
Operating expenses	2.6	2.8	11.5	11.3	13.8
Net amortization of DAC/VOBA	0.1	0.1	0.6	0.6	0.6
Interest expense	—	0.6	1.9	4.0	4.2

Total operating benefits and expenses	16.2	20.9	81.5	104.9	171.4

Operating earnings before income taxes	$22.1	$22.1	$45.7	$83.2	$(3.8)

The following table presents operating earnings before income taxes of our Closed Block Other segment for the periods presented:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Operating revenues:
Net investment income and net realized gains (losses)	$6.0	$8.2	$35.0	$39.0	$36.4
Fee income	—	0.1	0.1	5.7	18.1
Premiums	0.9	1.7	5.1	4.3	5.3
Other revenue	0.3	0.4	3.6	3.2	4.5

Total operating revenues	7.2	10.4	43.8	52.2	64.3

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	6.8	7.0	(3.8)	29.0	22.8
Operating expenses	1.1	1.2	(16.4)	36.1	48.8
Net amortization of DAC/VOBA			—	—	(0.7)
Interest expense			—	0.1	0.1

Total operating benefits and expenses	7.9	8.2	(20.2)	65.2	71.0

Operating earnings before income taxes	$(0.7)	$2.2	$64.0	$(13.0)	$(6.7)

Closed Blocks—Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Closed Block Institutional Spread Products

Operating earnings before income taxes remained unchanged at $22.1 million although the block size continues to decrease. The average block size based on AUM declined approximately 28%, from $5.4 billion as of March 31, 2012 to $3.9 billion as of March 31, 2013. As a result, net investment income and interest credited and other benefits to contract owners/policyholders decreased. The decrease in net investment income was partially offset by higher accretion income on previously impaired securities, which is unlikely to recur at similar levels in the future.

Closed Block Other

Operating earnings before income taxes decreased $2.9 million from $2.2 million to $(0.7) million mainly due to a reduction in investment income and premiums, partially offset by a decrease in expenses, resulting from the continuing run-off of this segment.

Closed Blocks—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Closed Block Institutional Spread Products

Operating earnings before income taxes decreased $37.5 million from $83.2 million to $45.7 million as a result of decrease in the average size of the block and the $8.0 million loss on the sale of certain alternative investments, partially offset by reductions in contract interest crediting costs, including net prepayment fees paid on contracts terminated in 2011 and 2012. The average block size based on AUM declined approximately 25.4% from $6.3 billion in 2011 to $4.7 billion in 2012. Interest credited and other benefits to contract owners/policyholders decreased $21.5 million primarily due to the decrease in the block size, as well as declines in overall contract costs due to lower average interest crediting rates.

Closed Block Other

Operating earnings before income taxes increased $77.0 million from ($13.0) million to $64.0 million as a result of several factors. Favorable reserve development in the retained portion of the group reinsurance business was partially offset by a reduction in net investment income. In addition to the impact from the group reinsurance business, a $52.5 million decline in operating expenses resulted primarily from the elimination of certain Corporate functions that supported ING Group’s Latin America business, as well as a $22.0 million reimbursement of expenses by ING Group. These expenses were paid in 2011 by ING U.S., Inc. on behalf of ING Group’s Latin American business. In 2011, operating expenses included $24.6 million of previously unreimbursed Latin America expenses. The continuing run-off of this segment contributed to a decline in fee income and a corresponding decrease in operating expenses.

Closed Blocks—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Closed Block Institutional Spread Products

Operating earnings before income taxes increased $87.0 million from ($3.8) million to $83.2 million as a result of the following factors. Net investment income was $20.8 million higher due to higher yields on the CMO-B portfolio, partially offset by a decrease in block size assets. See “Investments-CMO-B Portfolio.” The average block size based on AUM declined approximately 20.2% from $7.9 billion in 2010 to $6.3 billion in 2011. In addition, interest credited and other benefits to contract owners/policyholders decreased $63.8 million primarily due the decrease in the block size, as well as declines in the overall contract costs. In the second half of 2010, a significant block of fixed rate contracts were restructured to floating rate contracts which resulted in lower interest crediting costs in 2011.

Closed Block Other

Operating earnings before income taxes changed $6.3 million from ($6.7) million to ($13.0) million as a result of several factors. Fee income decreased $12.4 million primarily due to the continued decline in fees associated with the run-off of the health and welfare business. This decrease is representative of run-off due to the strategic decision to discontinue active marketing of these services. Interest credited and other benefits to contract owners/policyholders increased $6.2 million due to an increase in reserves for exposure to worker’s compensation claims associated with the retained group reinsurance business. This reserve strengthening was the result of our ongoing review of experience and expectations of claims development on this business. Operating expenses decreased $12.7 million due to the decline in expenses associated with continued run-off of this segment.

Closed Block Variable Annuity

The following table presents income (loss) before income taxes of our Closed Block Variable Annuity segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Revenues:
Net investment income and net realized gains (losses)	$18.4	$17.4	$52.7	$85.8	$52.0
Fee income	309.3	310.3	1,235.9	1,280.7	1,285.7
Net realized capital gains (losses)	(776.4)	(1,313.3)	(1,382.8)	(609.7)	(705.8)
Other revenue	4.7	6.8	24.2	38.1	45.8

Total revenues	(444.0)	(978.8)	(70.0)	794.9	677.7

Benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	(94.1)	(196.3)	113.6	882.9	240.2
Operating expenses and interest expense	112.2	110.2	450.4	421.2	405.1
Net amortization of DAC/VOBA	15.0	15.0	58.3	55.3	252.6

Total benefits and expenses	33.1	(71.1)	622.3	1,359.4	897.9

Income (loss) before income taxes	$(477.1)	$(907.7)	$(692.3)	$(564.5)	$(220.2)

The following table presents certain notable items that result in volatility in income (loss) before income taxes:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Net gains (losses) related to incurred guaranteed benefits and guarantee hedge program, excluding nonperformance risk	$(453.9)	$(316.5)	$(858.3)	$(2,062.3)	$(1,491.6)
Gain (losses) related to CHO program	(158.5)	(287.4)	(351.0)	(129.9)	(2.3)
Gain (loss) due to nonperformance risk	(106.7)	(571.5)	(443.6)	517.0	448.2
Net investment gains (losses)	13.5	21.9	26.6	63.5	82.6
DAC/VOBA and other intangibles unlocking and loss recognition	(0.2)	0.2	1.8	21.1	(200.7)

The following table presents AUM for our Closed Block Variable Annuity segment as of the dates indicated:

($ in millions)	As of March 31,		As of December 31,
	2013	2012	2012	2011	2010
AUM
General account	$1,272.1	$1,107.2	$1,237.6	$1,069.4	$948.3
Separate account	43,274.5	44,026.6	41,960.8	41,576.1	47,029.7

Total AUM	$44,546.6	$45,133.8	$43,198.4	$42,645.5	$47,978.0

The following table presents a rollforward of AUM for our Closed Block Variable Annuity segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		As of December 31,
	2013	2012	2012	2011	2010
Balance at beginning of period	$43,198.4	$42,645.5	$42,645.5	$47,978.0	$46,643.5
Deposits	131.8	125.4	500.5	543.3	900.6
Surrenders, benefits and product charges	(1,075.6)	(1,021.8)	(4,019.3)	(4,332.9)	(3,913.1)

Net flows	(943.8)	(896.4)	(3,518.8)	(3,789.6)	(3,012.5)
Interest credited and investment performance	2,292.0	3,384.7	4,071.7	(1,542.9)	4,347.0

Balance as of end of period	$44,546.6	$45,133.8	$43,198.4	$42,645.5	$47,978.0

Closed Block Variable Annuity—Three Months Ended March 31, 2013 compared to Three Months Ended March 31, 2012

The loss before income taxes decreased $430.6 million, from $907.7 million to $477.1 million, primarily due to changes in the fair value of guaranteed benefit derivatives related to nonperformance risk and favorable variances in our CHO program, which is designed to protect regulatory reserves and rating agency capital from equity movement. The current period results included a loss of $106.7 million due to changes in the fair value of guaranteed benefit derivatives related to nonperformance risk, compared to a loss of $571.5 million in the prior year period. Lower equity market growth, coupled with a lower notional position, led to a decrease in losses on our CHO program, which declined by $128.9 million, from a loss of $287.4 million to a loss of $158.5 million.

Partially offsetting these items was an increase in net losses related to the incurred guaranteed benefits and our guarantee hedge program, which worsened to a loss of $453.9 million in the current period compared to a loss of $316.5 million in the prior year period. The $137.4 million unfavorable variance was primarily a result of less favorable changes in volatility partially offset by slightly lower equity market growth. The net gain (loss) of our incurred guaranteed benefits and the results of our variable annuity guarantee hedge program will vary from period to period primarily because our variable annuity guarantee hedge program is set based on market consistent valuation techniques for equity risks and for certain interest rate risks, rather than mitigating earnings volatility.

Closed Block Variable Annuity—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The loss before income taxes increased $127.8 million, from $564.5 million to $692.3 million as a result of several factors. Changes in fair value of guaranteed benefit derivatives related to nonperformance risk combined with higher losses on our CHO program were more than offset by a decrease in net losses related to the incurred guaranteed benefits and our guarantee hedge program. The change in the fair value of guaranteed benefit derivatives related to nonperformance risk changed by ($960.6) million, from a gain of $517.0 million to a loss of ($443.6) million. The net gain (loss) of our incurred guaranteed benefits and the results of our variable annuity guarantee hedge program will vary from period to period primarily because our variable annuity guarantee hedge program is set based on market consistent valuation techniques for equity risks and for certain interest rate risks, rather than mitigating earnings volatility. Losses resulting from our incurred guaranteed benefits and variable annuity guaranteed hedge program decreased $1,204.0 million due to the lower impacts of policyholder behavior and other assumption changes in 2012 compared to 2011, the impact of favorable fund returns relative to overall equity market returns in 2012, and a current year decrease in volatility. The 2012 impact of policyholder behavior assumption changes was a decrease in income of $151.7 million, which consisted of a $114.6 million change in policyholder assumptions related to lapse rates on variable annuity contracts with lifetime living benefit guarantees and net losses of $37.1 million related to changes in cash flow projections and volatility assumptions on certain products. The prior year impacts of policyholder assumption changes decreased income by $741.2 million.

Losses on our CHO program, designed to protect regulatory and rating agency capital, increased by $221.1 million, from $129.9 million to $351.0 million. This was primarily due to an increase in equity markets in 2012, compared to equity markets that were essentially flat in the prior year. In addition, we increased the notional position of our CHO program in 2012, partly as a result of assumption changes made in late 2011. A decline in net investment income due primarily to lower yields on assets backing reserves and lower realized gains on investments contributed to the decrease, in addition to lower fee income and surrender fees from the continued run off of the business and higher LOC costs.

Closed Block Variable Annuity—Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The loss before income taxes increased $344.3 million, from $220.2 million to $564.5 million, as a result of several factors. The net loss related to incurred guaranteed benefits and guaranteed hedge program increased $570.7 million due primarily to policyholder behavior assumption changes, which resulted in an increase in reserves of $741.2 million. We increased reserves in the fourth quarter of 2011 after a comprehensive review of our assumptions relating to lapses, mortality, annuitization of income benefits and utilization of withdrawal benefits. We review overall policyholder experience annually or more frequently if necessary. The review in 2011 included an analysis of a larger body of actual experience than was previously available, including a longer period with low equity market and interest rates, which we believe provided greater insight into anticipated policyholder behavior for contracts that are in the money. Also contributing to the higher loss was an increase of $127.6 million in the loss on our CHO program. Partially offsetting these impacts was a $221.8 million change in DAC/VOBA and other intangibles unlocking, from unfavorable unlocking of $200.7 million to favorable unlocking of $21.1 million, a $68.8 million decrease in the change in fair value of guaranteed benefit derivatives due to the change in nonperformance risks, and an increase in net investment income due primarily to increased yields on assets backing reserves.

Alternative Investment Income

Investment income on certain alternative investments can be volatile due to changes in market conditions. The following table presents the amount of investment income (loss) on certain alternative investments that is included on segment operating earnings before income taxes and the average level of assets in each segment, prior to intercompany eliminations. These alternative investments are carried at fair value, which is estimated based on the NAV of these funds. The investment income on alternative investments shown below for the year ended December 31, 2012 excludes the $92.0 million net loss on the sale of certain alternative investments during the period. The transaction is discussed below under “Investments—Sale of Certain Alternative Investments.”

While investment income on these assets can be volatile, based on current plans, we expect to earn 9% to 10% on these assets over the long term.

The following table presents the investment income and average assets of alternative investments:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Retirement
Alternative investment income	$7.9	$24.9	$43.2	$42.6	$72.3
Average alternative investment	256.0	670.2	523.1	726.8	669.0
Annuities
Alternative investment income	4.4	12.3	25.8	22.6	20.8
Average alternative investment	189.2	358.5	284.4	315.5	219.6
Investment Management
Alternative investment income	2.8	5.4	41.6	9.0	2.2
Average alternative investment	120.8	86.3	107.5	98.1	121.6
Individual Life
Alternative investment income	3.4	5.8	12.1	19.5	21.6
Average alternative investment	132.1	235.7	197.5	244.8	202.6
Employee Benefits
Alternative investment income	0.6	2.6	4.5	6.8	9.5
Average alternative investment	23.6	69.4	54.2	78.3	74.6

Total Ongoing Business
Alternative investment income	19.1	51.0	127.2	100.5	126.4
Average alternative investment	721.7	1,420.1	1,166.7	1,463.5	1,287.4

Corporate
Alternative investment income	2.7	5.1	23.4	15.0	—
Average alternative investment	98.1	90.5	95.5	84.6	—
Closed Blocks(1)
Alternative investment income	1.8	4.6	11.6	10.7	5.0
Average alternative investment	62.4	120.6	88.4	97.9	109.6

Total ING US
Alternative investment income	$23.6	$60.7	$162.2	$126.2	$131.4

Average alternative investment	$882.2	$1,631.2	$1,350.6	$1,646.0	$1,397.0

(1)

Our Closed Block Variable Annuity segment is managed to focus on protecting regulatory and rating agency capital rather than achieving operating metrics and, therefore, its results of operations are not reflected within investment income.

Unlocking of DAC/VOBA and other Contract Owner/Policyholder Intangibles

Changes in operating earnings before income taxes and net income (loss) are influenced by increases and decreases in amortization of DAC, VOBA, DSI, and URR. The DAC asset represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are direct incremental costs of contract acquisition, as well as certain costs related directly to acquisition activities. Such costs consist principally of certain commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. The VOBA asset represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. We amortize VOBA over the estimated life of the contracts using the same methodology and assumptions employed to amortize DAC. The DSI asset represents benefits paid to contract owners for a specified period that are incremental to the amounts we credit on similar contracts without sales inducements and are higher than the contracts’ expected ongoing crediting rates for periods after the inducement. We defer sales inducements and amortize them over the life of the contracts using the same methodology and assumptions employed to amortize DAC. (The amortization of sales inducements is included in Interest credited and other benefits to contract owners/policyholders.) In addition, a URR liability is recorded related to variable universal life and universal life products and represents policy charges for services to be provided in future periods. These policy charges are deferred as unearned revenue and amortized over the expected life of the contracts in proportion to the estimated gross profits in a manner consistent with DAC for these products. The change in URR is included in Fee income.

Generally, we amortize DAC/VOBA, DSI, and URR related to fixed and variable universal life contracts, variable deferred annuity contracts and fixed deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. For variable deferred annuity contracts within the Closed Block Variable Annuity segment, we amortize DAC, VOBA and DSI in relation to the emergence of estimated gross revenue. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on our experience and our overall short-term and long-term future expectations for returns available in the capital markets. At each valuation date, actual historical gross profits are reflected and estimated gross profits and related assumptions are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance, which is referred to as unlocking. As a result of this process, the cumulative balances of DAC/VOBA, DSI and URR are adjusted with an offsetting benefit or charge to income to reflect changes in the period of the revision. An unlocking event that results in a benefit (“favorable unlocking”) generally occurs as a result of actual experience or future expectations being favorable compared to previous estimates. An unlocking event that results in a charge (“unfavorable unlocking”) generally occurs as a result of actual experience or future expectations being unfavorable compared to previous estimates. When unlocking, we unlock assumptions for each of the appropriate intangibles and refer to the unlocking as “DAC/VOBA and other intangibles” unlocking. As a result of unlocking, the amortization schedules for future periods are also adjusted.

We also review the estimated gross profits for each of these blocks of business to determine the recoverability of DAC, VOBA and DSI balances each period. These assets are deemed to be unrecoverable if the estimated gross profits do not exceed these balances and a write-down is recorded that is referred to as loss recognition. We experienced a loss recognition write-down in 2010 in our Closed Block Variable Annuity segment as a result of sharp equity declines. There was no loss recognition for the years ended December 31, 2012 and 2011 or three months ended March 31, 2013 and 2012.

The following table presents the amount of DAC, VOBA, DSI and URR (“DAC/VOBA and other intangibles”) unlocking that is included in segment operating earnings before income taxes:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Retirement	$3.0	$3.8	$5.8	$44.2	$160.4
Annuities	7.0	(20.3)	(86.2)	266.0	(10.2)
Individual Life	(2.7)	(4.4)	3.4	(6.4)	27.6
Employee Benefits	—	—	—	—	(2.0)

Total DAC/VOBA and other intangibles unlocking	$7.3	$(20.9)	$(77.0)	$303.8	$175.8

See Note for Business, Basis of Presentation and Significant Accounting Policies and Note for Deferred Policy Acquisition Costs and Value of Business Acquired to the Consolidated Financial Statements.

Liquidity and Capital Resources

Liquidity is our ability to generate sufficient cash flows to meet the cash requirements of operating, investing and financing activities. Capital refers to our long-term financial resources available to support the business operations and contribute to future growth. Our ability to generate and maintain sufficient liquidity and capital depends on the profitability of the businesses, timing of cash flows on investments and products, general economic conditions and access to the capital markets and the alternate sources of liquidity and capital described herein.

Consolidated Sources and Uses of Liquidity and Capital

Our principal available sources of liquidity are product charges, investment income, proceeds from the maturity and sale of investments, proceeds from debt issuance and borrowing facilities, repurchase agreements, contract deposits and securities lending. Primary uses of these funds are payments of policyholder benefits commissions and operating expenses, interest credits, investment purchases and contract maturities, withdrawals and surrenders.

Parent Company Sources and Uses of Liquidity

In evaluating liquidity it is important to distinguish the cash flow needs of ING U.S., Inc. from the cash flow needs of the Company as a whole. ING U.S., Inc. is largely dependent on cash flows from its operating subsidiaries to meet its obligations. The principal sources of funds available to ING U.S., Inc. include dividends and returns of capital from its operating subsidiaries, as well as cash and short-term investments. These sources of funds are currently supplemented by ING U.S., Inc.’s access to the $750.0 million revolving credit sublimit of its Revolving Credit Agreement, ING U.S., Inc.’s $3.0 billion commercial paper program and reciprocal borrowing facilities maintained with its subsidiaries as well as other alternate sources of liquidity described below either directly or indirectly through its insurance subsidiaries. The revolving credit sublimit of the Revolving Credit Agreement was reduced to $750.0 million in February 2013 following the issuance of $1.0 billion of unsecured 2.9% Senior Notes due 2018. See “—Senior Unsecured Credit Facility” below.

ING U.S., Inc.’s primary sources and uses of cash for the three months ended March 31, 2013 and 2012 are presented in the following table:

	Three Months Ended March 31,
($ in millions)	2013	2012
Beginning cash and cash equivalents balance	$357.5	$1.3
Sources:
Proceeds from issuance of commercial paper, net of repayments	—	125.4
Proceeds from loans from subsidiaries, net of repayments	23.9	—
Repayment of loans to subsidiaries, net of new issuances	—	16.7
Amounts received from subsidiaries under tax sharing arrangements, net	198.3	—
Proceeds from old 2018 notes offering	998.3	—
Other, net	—	14.7

Total sources	1,220.5	156.8

Uses:
Payment of interest expense	29.6	3.3
Repayments of loans from subsidiaries, net of new issuances	—	135.2
Repayment of commercial paper, net of issuances	188.0	—
Repayment of credit facility borrowings	925.0	—
New issuances of loans to subsidiaries, net of repayments	34.9	—
Amounts paid to subsidiaries under tax sharing arrangements, net	—	19.1
Other, net	16.3	—

Total uses	1,193.8	157.6

Net increase (decrease) in cash and cash equivalents	26.7	(0.8)

Ending cash and cash equivalents balance	$384.2	$0.5

ING U.S., Inc.’s primary sources and uses of cash for the year ended December 31, 2012 are presented in the following table:

	Year Ended December 31,
($ in millions)	2012	2011
Beginning cash and cash equivalents balance	$1.3	$3.0
Sources:
Proceeds from borrowings from ING V	—	263.0
Dividends and returns of capital from subsidiaries	813.0	200.0
Repayment of loans to subsidiaries, net of new issuances	102.3	870.2
Proceeds from credit facility borrowings, net of repayments	1,350.0	—
Proceeds from old 2022 notes offering	849.5	—
Amounts received from subsidiaries under tax sharing arrangements, net	56.4	205.7
Other, net	18.3	—

Total sources	3,189.5	1,538.9

Uses:
Payments under interest rate swap contracts, net	—	410.4
Payment of interest expense	33.4	52.6
Capital provided to subsidiaries	400.0	377.0
Repayments of loans from subsidiaries, net of new issuances	2,037.3	40.8
Repayment of commercial paper, net of issuances	362.6	649.0
Other, net	—	10.8

Total uses	2,833.3	1,540.6

Net increase (decrease) in cash and cash equivalents	356.2	(1.7)

Ending cash and cash equivalents balance	$357.5	$1.3

Liquidity

We manage liquidity through access to substantial investment portfolios as well as a variety of other sources of liquidity including committed credit facilities, securities lending and repurchase agreements. Our ALM process takes into account the expected maturity of investments and expected benefit payments as well as the specific nature and risk profile of the liabilities, including variable products with guarantees. As part of our liquidity management process, we model different scenarios to determine whether existing assets are adequate to meet projected cash flows. Key variables in the modeling process include interest rates, equity market movements, quantity and type of interest and equity market hedges, anticipated contract owner behavior, market value of general account assets, variable separate account performance and implications of rating agency actions.

Restrictions on Dividends and Returns of Capital from Subsidiaries

Our business is conducted through operating subsidiaries. U.S. insurance laws and regulations regulate the payment of dividends and other distributions by our U.S. insurance subsidiaries to their respective parents. Dividends in excess of prescribed limits established by the applicable state regulations are considered to be extraordinary transactions and require explicit regulatory approval. In addition, under the insurance laws of the states of domicile of our principal insurance subsidiaries, no dividend or other distribution exceeding an amount equal to an insurance company’s earned surplus may be paid without the domiciliary insurance regulator’s prior approval. For a summary of applicable laws and regulations governing dividends, see “Regulation—Insurance Regulation—Insurance Holding Company Regulation—Dividend Payment Restrictions” and “Dividend Restrictions” in the Shareholder’s Equity and Dividend Restrictions note to the Consolidated Financial Statements.

The following table presents dividends permitted to be paid by our principal insurance subsidiaries to ING U.S., Inc. or Lion Holdings without the need for insurance regulatory approval for the periods presented:

($ in millions)	Dividends Permitted without Approval
	2013		2012		2011
Subsidiary Name (State of domicile):
ING USA Annuity and Life Insurance Company (IA)	$—		$—		$—
ING Life Insurance and Annuity Company (CT)	90.1	(1)	190.0	(2)	—
Security Life of Denver Insurance Company (CO)	—		—		—
ReliaStar Life Insurance Company (MN)	—		—		—

(1)	After giving effect to the payment of an extraordinary dividend in the amount of $174.0 million on May 8, 2013, the $90.1 million could be paid without approval after June 26, 2013.
(2)	$190.0 million paid as part of the June 2012 distribution of $800.0 million.

In addition to the principal insurance subsidiaries listed above, we also have U.S. insurance subsidiaries domiciled in Indiana and New York. We also have special purpose financial captive insurance company subsidiaries domiciled in Missouri and South Carolina that provide reinsurance to our U.S. insurance subsidiaries in order to facilitate the financing of excess reserve requirements associated with Regulation XXX or AG38. We also have a subsidiary in the Cayman Islands that primarily provides reinsurance to our U.S. insurance subsidiaries. See “Dividend Restrictions” in the Shareholder’s Equity and Dividend Restrictions note to our Consolidated Financial Statements.

Dividends and return of capital distributions paid to ING U.S., Inc. or Lion Holdings by our principal insurance subsidiaries were as follows for the periods presented:

	Dividends Paid			Return of Capital Distributions
($ in millions)	Three Months Ended March 31,	Year Ended December 31,		Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2013	2012	2011
Subsidiary Name (State of domicile):
ING USA Annuity and Life Insurance Company (IA)(1)	$—	$—	$—	$—	$250.0	$—
ING Life Insurance and Annuity Company (CT)(2)	—	190.0	—	—	150.0	—
Security Life of Denver Insurance Company (CO)(3)	—	—	—	—	80.0	200.0
ReliaStar Life Insurance Company (MN)(4)	—	130.0	—	—	—	—

(1)	Iowa Insurance Division approved ING USA’s 2012 return of capital distribution.
(2)	Connecticut Insurance Department approved ILIAC’s $340 million 2012 distribution, which included a $190 million dividend.
(3)	Colorado Insurance Division approved SLD’s 2012 and 2011 return of capital distribution.
(4)	Minnesota Insurance Division approved RLI’s 2012 dividend.

In addition to the dividends or return of capital distributions from our insurance subsidiaries during the periods presented above, ING U.S., Inc. and Lion Holdings received extraordinary distributions of $1,434 million from our principal subsidiaries on May 8, 2013 in connection with our IPO recapitalization activities. In addition, on May 8, 2013, our principal insurance subsidiaries domiciled in Colorado, Iowa and Minnesota each reset, on a one-time basis, their respective negative unassigned funds account as of December 31, 2012 (as reported in their respective 2012 statutory annual statements) to zero (with an offsetting reduction in gross paid-in capital and contributed surplus). These resets were made pursuant to permitted practices in accordance with statutory accounting practices granted by their respective domiciliary insurance regulators. These permitted practices have no impact on total capital and surplus of these insurance subsidiaries and will be reflected in their second quarter statutory financial statements.

In June 2012, our insurance subsidiaries domiciled in Colorado, Connecticut, Iowa and Minnesota received regulatory approvals or notices of non-objection from their respective domiciliary insurance regulators to make distributions to ING U.S., Inc. or Lion Holdings in the aggregate amount of $800.0 million. Such distributions were made on June 26, 2012. These domiciliary state regulatory actions were taken by the relevant domiciliary state insurance regulators in response to requests that stated the intended use of the proceeds was to provide $500.0 million to our Cayman Islands domiciled insurance subsidiary, SLDI, and retain the balance at ING U.S., Inc. for general corporate purposes. On June 26, 2012, ING U.S., Inc. made a capital contribution to SLDI in the amount of $400.0 million. Additionally, ING U.S., Inc. repaid $100.0 million of intercompany loans from a subsidiary of SLDI and, on June 28, 2012 the proceeds of this loan repayment were used by such subsidiary to pay a dividend to SLDI.

Dividends and return of capital distributions in 2011 were made for the purpose of rebalancing statutory capital among our principal U.S. insurance subsidiaries and all amounts received by ING U.S., Inc. or Lion Holdings were in turn contributed to U.S. insurance subsidiaries. Payment of these amounts was approved by the insurance regulatory authorities of the relevant domiciliary states in response to requests that stated the intended use of the proceeds was to make capital contributions to certain of our U.S. insurance subsidiaries.

We may receive dividends from or contribute capital to our wholly owned non-life insurance subsidiaries such as broker-dealers, investment management entities and intermediate holding companies. For the years ended December 31, 2012 and 2011, dividends net of capital contributions received by ING U.S., Inc. and Lion Holdings from non-life subsidiaries were $93.0 million and $109.6 million, respectively. With respect to these amounts received in the year ended December 31, 2012, none came from one or more entities which are not expected to produce significant distributions in the future. With respect to the net amount received in the year ended December 31, 2011, $9.6 million came from one or more entities which are not expected to produce significant distributions in the future.

Description of Certain Indebtedness

We borrow funds to provide liquidity, invest in the growth of the business and for general corporate purposes. Our ability to access these borrowings depends on a variety of factors including, but not limited to, the credit rating of ING U.S., Inc. and of its insurance company subsidiaries and general macroeconomic conditions. The following table summarizes our borrowing activities for the three months ended March 31, 2013.

($ in millions)	Beginning Balance	Issuance	Maturities and Repayment	Other Changes	Ending Balance
Short-Term Debt:
Commercial paper	$192.0	$474.9	$(662.9)	$—	$4.0
Current portion of long-term debt	872.6	—	(604.3)	48.9	317.2

Total short-term debt	$1,064.6	$474.9	$(1,267.2)	$48.9	$321.2

Long-Term Debt:
Debt securities in issue	$1,500.4	$998.3	$—	$0.3	$2,499.0
Borrowings from ING V	500.0	—	—	—	500.0
Windsor property loan	4.9	—	—	—	4.9
Syndicated Bank Term Loans(1)	1,350.0	—	(925.0)	—	425.0
Surplus notes(2)	688.4	—	(359.3)	—	329.1

Subtotal	$4,043.7	$998.3	$(1,284.3)	$0.3	$3,758.0

Less: Current portion of long-term debt	872.6	—	(604.3)	48.9	317.2

Total long-term debt	$3,171.1	$998.3	$(680.0)	$(48.6)	$3,440.8

(1)	On May 21, 2013, the outstanding loan balance for the Syndicated Bank Term Loan was repaid in full.
(2)	On April 19, 2013, the Whisperingwind III surplus note of $329.1 million was repaid in full.

The following table summarizes our borrowing activities for the year ended December 31, 2012:

($ in millions)	Beginning Balance	Issuance	Maturities and Repayment	Other Changes	Ending Balance
Short-Term Debt:
Commercial paper	$554.6	$18,700.9	$(19,063.5)	$—	$192.0
Current portion of long-term debt(1)	500.0	300.0	(150.0)	222.6	872.6

Total short-term debt	$1,054.6	$19,000.9	$(19,213.5)	$222.6	$1,064.6

Long-Term Debt:
Debt securities in issue(3)	$649.8	$849.5	$—	$1.1	$1,500.4
Borrowings from ING V(1)	500.0	—	—	—	500.0
Windsor property loan	4.9	—	—	—	4.9
Bank Revolver Loan(2)	—	500.0	(500.0)	—	—
Syndicated Bank Term Loans(2)	—	1,500.0	(150.0)	—	1,350.0
Surplus notes	688.4	—	—	—	688.4

Subtotal	$1,843.1	$2,849.5	$(650.0)	$1.1	$4,043.7

Less: Current portion of long-term debt	500.0	300.0	(150.0)	222.6	872.6

Total long-term debt	$1,343.1	$2,549.5	$(500.0)	$(221.5)	$3,171.1

(1)	On April 12, 2012, the maturity for ING U.S., Inc.’s $500.0 million floating rate loan agreement with ING V was extended until April 29, 2016.
(2)

On April 20, 2012, ING U.S., Inc. entered into a $5.0 billion Senior Unsecured Credit Facility. On that date, ING U.S., Inc. borrowed a total of $2.0 billion which was used to replace internal funding. See “Senior Unsecured Credit Facility” below.

(3)	On July 13, 2012, ING U.S., Inc. issued the old 2022 notes in a private placement with registration rights. See “Debt Securities” below.

Senior Unsecured Credit Facility

On April 20, 2012 ING U.S., Inc. entered into a $5.0 billion Senior Unsecured Credit Facility with a syndicate of banks. The Senior Unsecured Credit Facility, which is guaranteed by Lion Holdings, consists of the $3.5 billion Revolving Credit Agreement and the $1.5 billion Term Loan Agreement. The Revolving Credit Agreement expires on April 20, 2015 and the Term Loan Agreement expires on April 20, 2014.

Revolving Credit Agreement. The Revolving Credit Agreement, while primarily an LOC facility, also includes a revolving credit sublimit of up to $1.5 billion of the $3.5 billion total, which may be directly borrowed by ING U.S., Inc. This $1.5 billion direct borrowings sublimit is reduced by 50% of the face amount of any debt securities issued by us, provided, that the sublimit may not be reduced below $750.0 million as a result. The cost of borrowings and LOC under the Revolving Credit Agreement vary depending on ING U.S., Inc.’s credit rating. The terms of the Senior Unsecured Credit Facility required ING U.S., Inc. to maintain liquidity of $500.0 million at all times. Liquidity is defined for this purpose to include, among other things, cash, ordinary dividend capacity from operating subsidiaries and undrawn borrowing capacity under the Revolving Credit Agreement. As a result of our repayment of the remaining borrowings on the Term Loan Agreement, this requirement is no longer applicable (see “Term Loan Agreement” below).

Immediately following the closing of the Revolving Credit Agreement, ING U.S., Inc. drew $500.0 million of direct borrowings to replace internally funded financing. In addition, $1.4 billion of LOCs were issued to replace $1.4 billion of LOCs issued under a pre-existing $2.5 billion syndicated LOC facility. As of December 31, 2012, $2.0 billion of LOCs were outstanding under the Revolving Credit Agreement.

On July 17, 2012, ING U.S., Inc. repaid the $500.0 million of direct borrowings with proceeds from the issuance of the old 2022 notes (see “Debt Securities” below). As a result of the issuance of the old 2022 notes, the direct borrowing sublimit under the Revolving Credit Agreement was reduced to $1.075 billion consistent with the requirement described above.

On February 11, 2013, ING U.S., Inc. issued $1.0 billion of the old 2018 notes in a private placement with registration rights (see “Debt Securities” below). As a result of the issuance of the old 2018 notes, the revolving credit borrowings sublimit of the Revolving Credit Agreement was reduced by 50% of the issuance to a minimum of $750.0 million.

Term Loan Agreement. The proceeds of the Term Loan Agreement were used to replace financing that was internally funded. ING U.S., Inc. pays interest at a variable rate based on its credit rating and is required to make principal payments totaling 20% of the original borrowing amount over the first 12 months and 30% over the second twelve months with all remaining amounts due by April 20, 2014.

During February 2013, we made payments totaling $850.0 million on the Syndicated Bank Term Loan from the proceeds of the old 2018 notes. On May 21, 2013, the Company used the proceeds of the old junior subordinated notes for the repayment of the outstanding borrowings of $392.5 million under the Syndicated Bank Term Loan.

Credit Facilities and Subsidiary Credit Support Arrangements

We use credit facilities primarily to provide collateral required under our affiliated reinsurance transactions as well as certain third party reinsurance arrangements to which one of our captive reinsurance subsidiaries is a party. We also issue guarantees and enter into financing arrangements in connection with our affiliated reinsurance transactions. These arrangements are primarily designed to facilitate the financing of excess reserve requirements associated with Statutory Regulations XXX and AG38. Regulation XXX and AG38 require insurers to hold significantly higher levels of reserves on term products and universal life insurance products with secondary guarantees, respectively, than are generally thought to be sufficient. By reinsuring business to special purpose financial captive reinsurance companies, we are able to use alternative sources of collateral to fund the excess reserve requirements and are generally able to secure longer term financing on a more capital efficient basis. As of March 31, 2013, we had credit facilities providing $2.0 billion of XXX and AG38 reinsurance credit associated with our individual life business.

We also utilize LOCs to provide credit for reinsurance on portions of the Closed Block Variable Annuity segment liabilities reinsured to our Cayman Islands insurance subsidiary in order to meet the onshore statutory reserve requirements at those times when the assets and other capital backing the reinsurance liabilities may be less than the statutory reserve requirement. As of March 31, 2013, the amount of LOCs required for this purpose was approximately $425.0 million and the actual amount of the LOCs outstanding was $1.2 billion.

Effective January 1, 2009, we entered into a master asset purchase agreement (the “MPA”) with Scottish Re Group Limited, Scottish Holdings, Inc., Scottish Re (U.S.), Inc. (“SRUS”), Scottish Re Life (Bermuda) Limited (“Scottish Bermuda”) and Scottish Re (Dublin) Limited (collectively, “Scottish Re”) and Hannover Re. Pursuant to the MPA, we recaptured individual life reinsurance business which had previously been reinsured to Scottish Re and immediately ceded 100% of such business to Hannover Re on a modified coinsurance, funds withheld and coinsurance basis, which resulted in no gain or loss. We will remain obligated to maintain collateral for the excess reserve requirements associated with Statutory Regulations XXX and AG38 on the business transferred from us to Hannover Re for the duration of such reserve requirements or until the underlying reinsurance contracts are novated to Hannover Re or Hannover Re puts into place its own collateral for such reserve requirements. As of March 31, 2013, we had credit facilities providing $3.6 billion of XXX and AG38 reinsurance credit associated with our individual life reinsurance acquired by Hannover Re. Hannover Re reimburses us for a portion of our fees for these credit facilities. We refer to this block as the Hannover Re block and its results are reported as part of the Closed Block Other segment.

In addition to the LOC’s of individual life, individual life reinsurance and Closed Block Variable Annuity credit facilities utilized, a $1.5 billion contingent capital LOC was issued by ING Bank to support the Closed Block Variable Annuity segment and $345.6 million of LOCs were outstanding to support miscellaneous requirements. In total, $8.2 billion of credit facilities were utilized as of December 31, 2012. As of December 31, 2012, the capacity of our unsecured and uncommitted credit facilities totaled $3.4 billion and the capacity of our unsecured and committed credit facilities totaled $8.9 billion. We also have approximately $275.0 million in secured facilities.

On May 8, 2013, ING U.S., Inc. made a capital contribution to SLDI in the amount of $1.782 billion. Immediately thereafter, SLDI deposited the contributed capital as cash collateral into a funds withheld trust account to support its reinsurance obligation to ING USA related to variable annuity cessions from ING USA to SLDI. Following the deposit by SLDI of the contributed capital into the funds withheld trust account, the $1.5 billion contingent capital LOCs issued under the contingent capital LOC facility were cancelled and on May 14, 2013, the $1.5 billion contingent capital LOC facility was terminated.

Total fees associated with credit facilities for the years ended December 31, 2012 and 2011 were $223.2 million and $103.4 million, respectively. Total fees associated with credit facilities for the three months ended March 31, 2013, and 2012 were $45.4 and $55.2, respectively.

The following table presents our credit facilities, their dates of expiration, capacity and utilization as of March 31, 2013:

($ in millions)
Obligor / Applicant	Liability Supported	Secured/ Unsecured	Committed/ Uncommitted	Expiration	Capacity	Utilization	Unused Commitment
ING U.S., Inc(1) (2)		Unsecured	Committed	04/20/15	$3,500.0	$2,220.8	$1,279.2
	Individual Life					296.0	—
	Hannover Re block					516.0	—
	CBVA					1,200.0	—
	Retirement Solutions					135.0	—
	Other					73.8	—
ING U.S., Inc./SLDI, Roaring River LLC(1)	Individual Life	Unsecured	Uncommitted	02/28/13	1,605.0	15.0	—
SLDI(1) (3)	CBVA	Unsecured	Uncommitted	12/31/31	1,500.0	1,500.0	—
ING U.S., Inc./SLDI	Hannover Re block	Unsecured	Committed	08/19/21	750.0	750.0	—
ING U.S., Inc./SLDI	Hannover Re block	Unsecured	Committed	11/09/21	750.0	750.0	—
ING U.S., Inc./SLDI(1)	Hannover Re block	Unsecured	Committed	12/31/13	825.0	825.0	—
ING U.S., Inc./SLDI	Hannover Re block	Unsecured	Committed	12/27/22	500.0	500.0	—
ING U.S., Inc./SLDI(1)	Hannover Re block	Unsecured	Uncommitted	06/30/13	300.0	225.6	—
ReliaStar Life Insurance Company	Institutional Spread Products	Secured	Committed	Conditional	265.0	265.0	—
ING U.S., Inc./SLDI	Individual Life	Unsecured	Committed	12/31/25	475.0	475.0	—
ING U.S., Inc.	Other	Unsecured	Uncommitted	Various dates	2.1	2.1	—
ING U.S., Inc.	Other	Secured	Uncommitted	Various dates	10.0	4.7	—
ING U.S., Inc./Roaring River III LLC	Individual Life	Unsecured	Committed	06/30/22	1,151.2	488.0	663.2
ING U.S., Inc./Roaring River II LLC	Individual Life	Unsecured	Committed	12/31/19	995.0	485.0	510.0

Total					$12,628.3	$8,506.2	$2,452.4

(1)	Refer to the Related Party Transactions Note to the Condensed Consolidated Financial Statements.
(2)	On April 16, 2013, $305.0 million of additional LOCs were issued to replace the WWIII Note which was cancelled.
(3)	On May 14, 2013, the $1.5 billion contingent capital LOC facility was terminated. See the Subsequent Events Note to the Condensed Consolidated Financial Statements.

Additionally, as of March 31, 2013, Whisperingwind III, LLC had issued $329.1 million of surplus notes to a third party bank which would have matured on June 30, 2037. The proceeds of the surplus note are used to fund AG38 reserves of our Individual Life segment. On April 19, 2013, Whisperingwind III, LLC repaid $329.1 surplus note in full. See “—Surplus Notes.”

The following tables present our existing financing facilities for each of our Individual Life, Hannover Re and Closed Block Variable Annuity blocks of business as of March 31, 2013. While these tables present the current financing for each block, these financing facilities will expire prior to the runoff of the reserve liabilities they support. In addition, these liabilities will change over the life of each block. As a result, the existing financing will be periodically extended or replaced and increased as each block grows toward the peak reserve requirement noted below.

Individual Life ($ in millions)

Obligor/Applicant	Financing Structure	Reserve Type	Expiration	Capacity	Utilization
ING U.S., Inc.	Credit Facility	XXX	04/20/15	$296.0	$296.0
ING U.S., Inc.	Credit Facility	Other	06/30/26	15.0	15.0
ING U.S., Inc./Roaring River III LLC	Trust Note	XXX	06/30/22	1,151.2	488.0
ING U.S., Inc./SLDI	LOC Facility	AG38	12/31/25	475.0	475.0
ING U.S., Inc./Whisperingwind III LLC(1)	Surplus Notes	AG38	06/30/37	499.0	329.1
ING U.S., Inc./Roaring River II LLC	LOC Facility	XXX	12/31/19	995.0	485.0

Total				$3,431.2	$2,088.1

(1)	On April 19, 2013, Whisperingwind III LLC repaid the surplus note. See “—Surplus notes.”

The peak financing requirement for the Individual Life liabilities above is expected to reach approximately $3.8 billion during the period 2017-2020.

Hannover Re block ($ in millions)

Obligor/Applicant	Financing Structure	Reserve Type	Expiration	Capacity	Utilization
ING U.S., Inc.	Credit Facility	XXX/AG38	04/20/2015	$516.0	$516.0
ING U.S., Inc./SLDI	Collateral Note	XXX/AG38	08/19/2021	750.0	750.0
ING U.S., Inc./SLDI	Collateral Note	XXX/AG38	11/09/2021	750.0	750.0
ING U.S., Inc./SLDI	Collateral Note	XXX/AG38	12/27/2022	500.0	500.0
SLDI	Collateral Note	XXX/AG38	12/31/2013	825.0	825.0
ING U.S., Inc./SLDI	LOC Facility	XXX/AG38	06/30/2013	300.0	225.6

Total				$3,641.0	$3,566.6

The peak financing requirement for the Hannover Re block is expected to reach approximately $4.0 billion in 2016.

Closed Block Variable Annuity ($ in millions)

Obligor/Applicant	Financing Structure	Product	Expiration	Capacity	Utilization
ING U.S., Inc./SLDI	Credit Facility	GMWBL/GMIB	04/20/2015	$1,200.0	$1,200.0

Total				$1,200.0	$1,200.0

Of the $1.2 billion LOC outstanding, approximately $425.0 million was required as of March 31, 2013. As the statutory reserve requirements of AG43 react differently to equity and interest market movements than do the funding requirements of the intercompany reinsurance agreement between ING USA and SLDI, we may utilize LOCs to provide for this difference. The amount of LOCs will vary based on asset values, market movements, and reinsurance trust funding.

Contingent Capital Letter of Credit

As of March 31, 2013, our Cayman Islands insurance subsidiary, SLDI, was the sole obligor under a $1.5 billion contingent capital LOC facility with ING Bank, under which $1.5 billion of LOCs had as of such date been issued to support SLDI’s reinsurance obligations to ING USA for certain minimum guarantees included in its Closed Block Variable Annuity products.

Following the deposit by SLDI of contributed capital as cash collateral into a funds withheld trust account to support its reinsurance obligations to ING USA, the $1.5 billion contingent capital LOCs issued under the contingent capital LOC facility were cancelled and on May 14, 2013, the $1.5 billion contingent capital LOC facility was terminated. See the Subsequent Events Note to the Condensed Consolidated Financial Statements.

Reinsurance Subsidiaries—ING U.S., Inc. Credit Support

As of March 31, 2013, ING U.S., Inc. supported the reinsurance obligations of its reinsurance subsidiaries with $15.0 million in LOCs issued by ING Bank of which $15.0 million was guaranteed by ING V. The $15.0 million, and thus the ING V guarantee, will expire in 2026. No fees are paid by the Company to ING V with respect to this guarantee.

ING U.S., Inc. also maintains credit facilities with third-party banks to support the reinsurance obligations of our onshore captive reinsurance subsidiaries. As of December 31, 2012, such facilities provided for up to $2.1 billion of capacity, of which $910.0 million was utilized.

In addition to providing credit facilities, we also provide credit support to our onshore captive reinsurance subsidiaries through surplus maintenance agreements, pursuant to which we agree to cause these subsidiaries to maintain particular levels of capital or surplus and which we entered into in connection with particular reinsurance transactions. These agreements are effective for the duration of the in-force policies subject to the related reinsurance transactions and the maximum potential obligations are not specified or applicable. Since these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these agreements.

In connection with certain reinsurance transactions involving a third-party trust (the “Master Trust”), ING U.S., Inc. and SLDI are parties to reimbursement agreements with third-party banks that lend securities to the Master Trust. SLDI has reimbursement obligations to the banks under these agreements, in an aggregate amount of up to $2.0 billion, which obligations are guaranteed by ING U.S., Inc. ING U.S., Inc. also provides an indemnification to the third-party banks with respect to any defaults by the Master Trust under the securities lending agreements under which these banks lend securities to the Master Trust, up to $2.0 billion. These agreements and the related indemnification were entered into to facilitate collateral requirements supporting reinsurance and are effective for the duration that the collateral remains outstanding.

ING U.S., Inc. provides a separate indemnification to ING Bank with respect to any defaults by the Master Trust under a similar securities lending agreement between the Master Trust and ING Bank, up to $825.0 million. This agreement and the related indemnification were entered into to facilitate collateral requirements supporting reinsurance agreements and are effective for the duration that the collateral remains outstanding. This agreement expires on December 31, 2013.

ING U.S., Inc. has also entered into a corporate guarantee agreement with a third party ceding insurer where it guarantees the reinsurance obligations of our subsidiary, SLD, assumed under a reinsurance agreement with the third-party cedent. SLD retrocedes the business to Hannover Life Reassurance Company of America (“Hannover US”) who is the claims paying party. The current amount of reserves outstanding as of March 31, 2013 is $23.7 million. The maximum potential obligation is not specified or applicable. Since these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these guarantees.

On September 6, 2012, ING U.S., Inc. as borrowing party and its subsidiary, Roaring River III, as borrower, entered into a reimbursement agreement with a third-party bank providing for $390.0 million of initial funding in the form of a putable variable funding trust note due 2022 where ING U.S., Inc. guarantees the reimbursement obligations of Roaring River III. Roaring River III has entered into a reinsurance agreement with an affiliated ceding company and by entering into the reimbursement agreement, Roaring River III provides collateral for reinsurance in the form of the trust note. To support additional growth in reserves on the policies reinsured, the initial trust note notional amount of $390.0 million may be increased to approximately $1.2 billion prior to maturity. As of March 31, 2013 the amount of the trust note was increased to $488.0 million.

The $390.0 million of trust notes replaces $462.0 million of collateral provided under previous financing arrangements involving $257.0 million of reserves ceded to Whisperingwind I and $205.0 million of reserves ceded to Roaring River which were collateralized by LOCs provided by a third-party bank and ING Bank, respectively, and guaranteed by ING V. The completion of the transaction involved moving business from several ING U.S., Inc. subsidiaries to the newly established Roaring River III captive such that the amount of reserves which required collateral under the new transaction were less than under the previous transactions. As a result, there is not a one for one correlation between the new total amount of capacity of $390.0 million replacing the prior total amount of $462.0 million. The completion of the transaction reduced ING V guarantee obligations under the prior LOC by $462.0 million.

Effective October 1, 2012, ReliaStar Life Insurance Company novated the reinsurance ceded to Whisperingwind II to a third party reinsurer which replaced $359.3 million of surplus notes with $364.0 million of trust assets at fair value for reserve credit as of December 31, 2012.

Reinsurance Subsidiaries—Other Credit Support

RLI and SLD, indirect and direct subsidiaries of ING U.S., Inc., respectively, guarantee a reinsurance contract entered into by SLDI with respect to SLDI’s reinsurance of $250.0 million of the principal and interest of a bond insured by an unrelated insurance company. The bond payments are supported by the insurer’s closed block. Surplus from the closed block, in the form of dividends, is used to pay the bond principal and interest.

In order to collateralize obligations under this treaty, RLI provided a LOC of $265.0 million issued by the FHLB of Des Moines to the unrelated insurer which is secured by assets pledged by RLI to FHLB. As of March 31, 2013 and December 31, 2012, the LOC is collateralized by assets with a market value of approximately $338.5 million and $336.5 million, respectively.

Other Subsidiaries—ING U.S., Inc. Credit Support

ING U.S., Inc. guarantees obligations of Lion Holdings with respect to a $500.0 million loan from ING V, which matures in 2016. ING U.S., Inc. also guarantees obligations of Lion Holdings under $13.0 million par amount of Series B Capital Securities maturing in 2027 as well as $644.8 million combined par amount of debentures. For more information see “Debt Securities” below. From time to time, ING U.S., Inc. may also have outstanding guarantees of various obligations of its subsidiaries.

We did not recognize any asset or liability as of March 31, 2013 in relation to intercompany indemnifications and support agreements. As of March 31, 2013, no circumstances existed in which we were required to currently perform under these indemnifications and support agreements.

Commercial Paper

ING U.S., Inc. has a commercial paper program with an authorized capacity of $3.0 billion. Our commercial paper borrowings have been generally used to fund the working capital needs of our subsidiaries and provide short-term liquidity to us. Outstanding commercial paper borrowings were $4.0 million and $192.0 million at March 31, 2013 and December 31, 2012, respectively. The issuances under this program benefit from a full and irrevocable guarantee provided by ING V. We pay ING V 10 basis points (“bps”) on the outstanding balance of the commercial paper program as a fee for this guarantee. We reduced the balance of commercial paper outstanding under the commercial paper program to zero prior to completion of the IPO, and expect to terminate this program.

Debt Securities

As of March 31, 2013 and December 31, 2012, Lion Holdings had outstanding $138.7 million par amount of 6.75% Debentures due September 15, 2013, $163.0 million par amount of 7.25% Debentures due August 15, 2023, $235.1 million par amount of 7.63% Debentures due August 15, 2026 and $108.0 million par amount of 6.97% Debentures due August 15, 2036 (collectively, the “Aetna Notes”), all of which were issued by a predecessor of Lion Holdings and assumed in connection with our acquisition of Aetna’s life insurance and related businesses. In addition, Equitable of Iowa Capital Trust II, a limited purpose trust, has outstanding $13.0 million par amount of 8.42% Series B Capital Securities due April 1, 2027 (the “ING USA Notes”). ING Group guarantees all of the foregoing debt securities with the exception of the $13.0 million par amount Series B Capital Securities. Both the Aetna Notes and the ING USA Notes benefit from a guarantee by ING U.S., Inc. See “Certain Relationships and Related Party Transactions—Continuing Relationship with ING Group—Shareholders Agreement—Provisions with respect to certain obligations of the Company guaranteed by ING Group or its subsidiaries—Aetna Notes.”

Concurrent with the completion of our IPO, we entered into a shareholder agreement with ING Group that governs certain aspects of our continuing relationship. We agreed to reduce the aggregate outstanding principal amount of Aetna Notes to:

•	no more than $400.0 million as of December 31, 2015;

•	no more than $300.0 million as of December 31, 2016;

•	no more than $200.0 million as of December 31, 2017;

•	no more than $100.0 million as of December 31, 2018;

•	and zero as of December 31, 2019.

The reduction in principal amount of Aetna Notes can be accomplished, at our option, through redemptions, repurchases or other means, but will also be deemed to have been reduced to the extent we post collateral with a third-party collateral agent, for the benefit of ING Group, which may consist of cash collateral; certain investment-grade debt instruments; a letter of credit meeting certain requirements; or senior debt obligations of ING Group or a wholly owned subsidiary of ING Group (other than the Company or its subsidiaries).

If we fail to reduce the outstanding principal amount of the Aetna Notes, we agreed to pay a quarterly fee (ranging from 0.5% per quarter for 2016 to 1.25% per quarter for 2019) to ING Group based on the outstanding principal amount of Aetna Notes which exceed the limits set forth above.

On July 13, 2012, we issued $850.0 million of old 2022 notes. The old 2022 notes are guaranteed by Lion Holdings. We pay interest semi-annually on each January 15 and July 15, commencing on January 15, 2013. ING Financial Markets LLC, a non-subsidiary affiliate of ING U.S., Inc., served as Joint Book Running Manager and was paid $0.3 million for its services. We used the proceeds of the old 2022 notes to repay $500.0 million of the direct borrowings under the Revolving Credit Agreement. The remaining proceeds of the old 2022 notes were used for general corporate purposes, including the retirement of commercial paper.

The documents governing the terms of our old 2022 notes contain provisions that provide for the adjustment of the interest rate payable on the old 2022 notes if the rating on the old 2022 notes is downgraded by Moody’s or S&P. The interest rate payable on the old 2022 notes will increase by 25 basis points for each one-notch rating downgrade and is subject to reversal in the event of subsequent upgrades. In addition, if a rating on the old 2022 notes is withdrawn, suspended, or otherwise discontinued, the interest rate payable on the old 2022 notes will increase by 100 basis points for each such ratings withdrawal, suspension or discontinuation. Notwithstanding the foregoing, in no event shall the cumulative interest rate increase on the old 2022 notes as a result of all downgrades or ratings withdrawals exceed 200 basis points in the aggregate, and in no event shall the interest rate payable on the old 2022 notes be lower than 5.50%. The interest rate payable on the old 2022 notes will no longer be subject to adjustment pursuant to such provisions after November 3, 2013.

The documents governing the terms of our old 2022 notes also contain provisions that provide that upon the occurrence of certain change of control events prior to November 3, 2013, we will be required to make an offer to each holder of the old 2022 notes to repurchase all or any part of the holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the old 2022 notes repurchased plus any accrued and unpaid interest on the notes repurchased to, but excluding, the date of repurchase.

On February 11, 2013, we issued $1.0 billion of old 2018 notes. The old 2018 notes are guaranteed by Lion Holdings. Interest is payable semi-annually on each February 15 and August 15, commencing on August 15, 2013. ING Financial Markets LLC, an affiliate, served as Joint Book Running Manager and was paid $0.3 million for its services. Concurrently, as a result of the issuance of the old 2018 notes, the revolving credit borrowings sublimit of the Revolving Credit Agreement was reduced by 50% of the issuance to a minimum of $750.0 million.

During February 2013, we made payments totaling $850.0 million on the Syndicated Bank Term Loan from the proceeds of the old 2018 notes. We used the remaining proceeds of the old 2018 notes for general corporate purposes including retirement of outstanding commercial paper.

On May 16, 2013, we issued $750.0 million of 5.65% Fixed-to-Floating Rate Junior Subordinated Notes due in 2053 in a private placement with registration rights. The old junior subordinated notes are guaranteed on an unsecured, junior subordinated basis by Lion Holdings. Interest is payable semi-annually, in arrears, on May 15 and November 15 beginning November 15, 2013 and ending on May 15, 2023. The old junior subordinated notes will bear interest at a fixed rate of 5.65% until May 15, 2023. From May 15, 2023, the old junior subordinated notes will bear interest at an annual rate equal to three-month LIBOR plus 3.58% payable quarterly, in arrears, on February 15, May 15, August 15 and November 15. So long as no event of default with respect to the old junior subordinated notes has occurred and is continuing, we have the right on one or more occasions, to defer the payment of interest on the old junior subordinated notes for one or more consecutive interest periods for up to five years. During the deferral period, interest will continue to accrue at the then-applicable rate and deferred interest will bear additional interest at the then-applicable rate.

At any time following notice of our plan to defer interest and during the period interest is deferred, we and our subsidiaries generally may not make payments on or redeem or purchase any shares of our common stock or any of the debt securities or guarantees that rank in liquidation on a parity with or are junior to the old junior subordinated notes.

We may elect to redeem the old junior subordinated notes (i) in whole at any time or in part on or after May 15, 2023 at a redemption price equal to the principal amount plus accrued and unpaid interest. If the notes are not redeemed in whole, $25 million of aggregate principal must remain outstanding after giving effect to the redemption; or (ii) in whole, but not in part, at any time prior to May 15, 2023 within 90 days after the occurrence of a “tax event” or “rating agency event” at a redemption price equal to the principal amount, or, if greater, a ““make-whole redemption price” plus, in each case accrued and unpaid interest.

We and Lion Holdings agreed to use reasonable best efforts to cause a registration statement to be filed with the SEC within 45 days after the date of note issuance, or; if earlier, on the date we file a registration statement covering the exchange of the old 2018 notes and old 2022 notes as discussed above. The registration statement, of which this prospectus is a part, also covers the offer to the holders of the old junior subordinated notes to exchange the old junior subordinated notes for new notes containing identical terms except for transfer restrictions.

On May 21, 2013, we used the proceeds of the old junior subordinated notes for the repayment of the outstanding borrowings of $392.5 million under the Syndicated Bank Term Loan. On May 29, 2013, the remaining proceeds of $343.9 million (net of issuance costs) were used, together with cash on hand, to repay $350 million in borrowings from ING V.

Surplus Notes

Two of our onshore captive reinsurance subsidiaries have issued surplus notes in order to finance insurance reserves assumed.

On January 3, 2013, ReliaStar Life Insurance Co. and Whisperingwind II, LLC, indirect wholly owned subsidiaries of us, executed a novation and recapture agreement with a third party reinsurer related to an existing insurance securitization transaction. Effective October 1, 2012, ReliaStar Life Insurance Company novated the reinsurance ceded to Whisperingwind II to a third party reinsurer which replaced $359.3 million of surplus notes with $364.0 million of trust assets at fair value for reserve credit as of December 31, 2012. As a result, Whisperingwind II, LLC’s outstanding floating rate variable funding surplus note in the amount of $359.3 million due December 31, 2037 was repaid.

On April 16, 2013, Whisperingwind III, LLC obtained a LOC of $305.0 million to replace its surplus note. Upon receiving regulatory approval, on April 19, 2013 Whisperingwind III, LLC repaid its $329.1 million surplus note. See the Financing Agreements Note “Surplus Notes” section to the Condensed Consolidated Financial Statements.

ING Group Credit Support

As described above, certain of our indebtedness benefits from a guarantee provided by ING Group or ING V. As of March 31, 2013, the indebtedness for which ING Group or ING V provide guarantees included:

•	$15.0 million in LOC issued by ING Bank and used to support the reinsurance obligations of certain of our captive reinsurance subsidiaries;

•	$4.0 million in borrowings under our commercial paper program; and

•	$644.8 million aggregate par amount of Aetna Notes issued by Lion Holdings.

In addition, ING V guarantees our obligations under $1.0 billion notional amount of credit default swaps (“CDS”) written by one of our subsidiaries.

Securities Lending

We engage in securities lending for cash or cash equivalents, on a direct basis, or through an agent, whereby certain domestic securities from our portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. For portions of the agency program, the lending agent retains 5% of the collateral deposited by the borrower in liquid securities and transfers the remaining 95% to us. For other portions of the agency program, the lending agent retains all of the cash collateral. Collateral retained by the agent is invested in liquid assets on our behalf. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates due to interest rates, spreads and other risk factors. As of March 31, 2013 and December 31, 2012, the fair value of loaned securities was $804.8 million and $601.8 million, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of March 31, 2013 and December 31, 2012, collateral retained by the lending agent and invested in liquid assets on our behalf was $827.5 million and $619.5 million, respectively, and is recorded in Short-term investments under securities loan agreement, including collateral delivered on the Consolidated Balance Sheets. Cash collateral received by us is included in Cash and cash equivalents or Invested assets to the extent it is reinvested. As of March 31, 2013 and December 31, 2012, liabilities to return collateral of $827.5 million and $619.5 million, respectively, are included in Payables under securities loan agreement, including collateral held on the Consolidated Balance Sheets.

Repurchase Agreements

We engage in dollar repurchase agreements with mortgage-backed securities (“dollar rolls”) and repurchase agreements with other collateral types to increase our return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. We enter into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, we borrow cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledge collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to us, and we, in turn, repay the loan amount along with the additional agreed upon interest. We require that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow us to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in short-term investments, with the offsetting obligation to repay the loan included as a liability on the Consolidated Balance Sheets. As per the terms of the agreements, the market value of the loaned securities is monitored with additional collateral obtained or refunded as the market value of the loaned securities fluctuates due to changes in interest rates, spreads and other risk factors.

The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets. As of March 31, 2013 and December 31, 2012, we did not have any securities pledged in dollar rolls and repurchase agreement transactions.

We also enter into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. We require that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing the replacement assets. As of March 31, 2013 and December 31, 2012, we did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. Our exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. We believe the counterparties to the dollar rolls, repurchase and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

FHLB

We are currently a member of the FHLB of Des Moines and the FHLB of Topeka and are required to maintain a collateral deposit that backs any advances, funding agreements issued or LOCs issued by the FHLB. We have the ability to obtain funding from the FHLBs based on a percentage of the value of our assets and are subject to the availability of eligible collateral. The limits across all programs are 15% of the general and separate accounts of ING USA, potentially up to 40% of the general account of SLD based on credit approval from FHLB of Topeka and 20% of the general and separate accounts of RLI. Furthermore, collateral is pledged based on the outstanding balances of FHLB advances, funding agreements and LOCs. The amount varies based on the type, rating and maturity of the collateral posted to the FHLB. Generally, mortgage securities are pledged to the FHLBs. Market value fluctuations resulting from changes in interest rates, spreads and other risk factors for each type of assets are monitored and additional collateral is either pledged or released as needed.

Our borrowing capacity under these credit facilities does not have an expiration date as long as we maintain a satisfactory level of creditworthiness based on the FHLBs’ credit assessment. As of March 31, 2013 and December 31, 2012, we had $2.6 billion in non-putable funding agreements, which are included in Contract owner account balances on the Consolidated Balance Sheets. As of March 31, 2013 and December 31, 2012, we had $265.0 million of LOCs issued by the FHLB. At December 31, 2012 and 2011, we had assets with a market value of approximately $3.1 billion, which collateralized the FHLB funding agreements. As of March 31, 2013 and December 31, 2012, we had assets with a market value of approximately $338.5 million and $336.5 million, respectively, which collateralized the FHLB LOCs. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets. See “—Description of Certain Indebtedness” above for further discussion.

Borrowings from Parent

For information related to these arrangements, see “Certain Relationships and Related Party Transactions.”

Borrowings from Subsidiaries

We maintain revolving reciprocal loan agreements with a number of our life and non-life insurance subsidiaries that are used to fund short-term cash requirements that arise in the ordinary course of business. Under these agreements, either party may borrow up to the maximum allowable under the agreement for a term not more than 270 days. For life insurance subsidiaries, the amounts that either party may borrow from the other under the agreement vary and are equal to 2%-5% of the insurance subsidiary’s statutory net admitted assets (excluding separate accounts) as of the previous year end depending on the state of domicile. As of March 31, 2013, the aggregate amount that may be borrowed or lent under agreements with life insurance subsidiaries was $2.5 billion. Each agreement with a life insurance subsidiary has received all necessary approvals from the appropriate state insurance regulatory authorities. For non-life insurance subsidiaries, the maximum allowable under the agreement is based on the assets of the subsidiaries and their particular cash requirements. As of March 31, 2013, we borrowed $342.9 million from our subsidiaries and lent $111.9 million.

Collateral—Derivative Contracts

Under the terms of our Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. (“ISDA”) agreements, we may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex (“CSA”). The terms of the CSA call for us to pay interest on any cash received equal to the federal funds rate. As of March 31, 2013, we held $521.3 million of net cash collateral related to derivative contracts. As of March 31, 2013, we delivered $24.2 million and $11.8 million of cash collateral related to derivative contracts and credit facilities, respectively. As of December 31, 2012, we held $890.3 million of net cash collateral related to derivative contracts. As of December 31, 2012, we delivered $32.8 million and $11.8 million of cash collateral related to derivative contracts and credit facilities, respectively. The collateral held and delivered is included in Payables under securities loan agreements, including collateral held and short-term investments under securities loan agreements, including collateral delivered, respectively, on the consolidated balance sheets. In addition, as of March 31, 2013 and December 31, 2012, we delivered securities as collateral of $969.8 million and $1.0 billion, respectively, which were included in Securities pledged on the consolidated balance sheets. Collateral requirements are monitored on a daily basis and incorporate changes in market values of both the derivatives contract as well as the collateral pledged. Market value fluctuations are due to changes in interest rates, spreads and other risk factors.

Ratings

Our access to funding and our related cost of borrowing, requirements for derivatives collateral posting and the attractiveness of certain of our products to customers are affected by our credit ratings and insurance financial strength ratings, which are periodically reviewed by A.M. Best Company (“A.M. Best”), Fitch Ratings, Inc. (“Fitch”), Moody’s Investors Services (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”). Financial strength ratings and credit ratings are important factors affecting public confidence in an insurer and its competitive position in marketing products. The credit ratings are also important for the ability to raise capital through the issuance of debt and for the cost of such financing.

A downgrade in our credit ratings or the credit or financial strength ratings of our rated subsidiaries could potentially, among other things, limit our ability to market products, reduce our competitiveness, increase the number or value of policy surrenders and withdrawals, increase our borrowing costs and potentially make it more difficult to borrow funds, adversely affect the availability of financial guarantees or LOCs, cause additional collateral requirements or other required payments under certain agreements, allow counterparties to terminate derivative agreements and/or hurt our relationships with creditors, distributors or trading counterparties thereby potentially negatively affecting our profitability, liquidity and/or capital. In addition, we consider nonperformance risk in determining the fair value of our liabilities. Therefore, changes in our credit or financial strength ratings may affect the fair value of our liabilities.

Additionally, our ratings may be influenced by the credit ratings of our indirect parent companies, ING V and ING Group. A downgrade of the credit ratings of these entities could result in downgrades of our own credit and financial strength ratings. We received explicit guarantees of our commercial paper program and certain credit facilities from ING V. A downgrade of the credit rating of ING V could impact our ability to issue commercial paper or increase the amount of collateral that we are required to provide under these credit facilities.

Financial strength ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under an insurance policy. Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. These ratings are not a recommendation to buy or hold any of our securities and they may be revised or revoked at any time at the sole discretion of the rating organization.

The financial strength and credit ratings of ING U.S., Inc. and its principal subsidiaries as of the date of this prospectus are presented in the following table. In parentheses, following the initial occurrence in the table of each rating, is an indication of that rating’s relative rank within the agency’s rating categories. That ranking refers only to the generic or major rating category and not to the modifiers appended to the rating by the rating agencies to denote relative position within such generic or major category. For each rating, the relative position of the rating within the relevant rating agency’s ratings scale is presented, with “1” representing the highest rating in the scale.

Company	A.M. Best	Fitch	Moody’s	S&P
ING U.S., Inc. (Commercial Paper)	NR	F2 (2 of 7)	P-2 (2 of 4)	A-2 (2 of 8)
ING U.S., Inc. (Long-term Issuer Credit)	bbb(4 of 10)	BBB(4 of 11)	Baa3 (LT Issuer Domestic)(4 of 9)	BBB-(4 of 11)
Baa2 (Senior Unsecured Foreign)(4 of 9)
ING Life Insurance and Annuity Company
Financial Strength Rating	A(3 of 16)	A- (3 of 9)	A3 (3 of 9)	A- (3 of 9)
ING USA Annuity & Life Insurance
Financial Strength Rating	A(3 of 16)	A- (3 of 9)	A3 (3 of 9)	A- (3 of 9)
Short-term Issuer Credit Rating	NR	NR	P-2 (2 of 4)	A-2 (2 of 8)
ReliaStar Life Insurance Company
Financial Strength Rating	A(3 of 16)	A- (3 of 9)	A3 (3 of 9)	A- (3 of 9)
Short-term Issuer Credit Rating	NR	NR	NR	A-2 (2 of 8)
Security Life of Denver Insurance Company
Financial Strength Rating	A(3 of 16)	A- (3 of 9)	A3 (3 of 9)	A- (3 of 9)
Short-term Issuer Credit Rating	NR	NR	P-2 (2 of 4)	A-2 (2 of 8)
Midwestern United Life Insurance Company
Financial Strength Rating	A-(4 of 16)	NR	NR	A- (3 of 9)
Lion Connecticut Holdings, Inc.
Long-term Issuer Credit Rating	NR	NR	Baa3 (LT Issuer) (4 of 9)	BBB-(4 of 11)

Rating Agency	Financial Strength Rating Scale	Long-term Credit Rating Scale	Senior Unsecured Debt Credit Rating Scale	Short-term Credit Rating Scale
A.M. Best(1)	“A++” to “S”	“aaa” to “rs”	“aaa” to “d”	“AMB-1+” to “d”
Fitch(2)	“AAA” to “C”	“AAA” to “D”	“AAA” to “C”	“F1” to “D”
Moody’s(3)	“Aaa” to “C”	“Aaa” to “C”	“Aaa” to “C”	“Prime-1” to “Not Prime”
S&P(4)	“AAA” to “R”	“AAA” to “D”	“AAA” to “D”	“A-1” to “D”

(1)

A.M. Best’s financial strength rating is an independent opinion of an insurer’s financial strength and ability to meet its ongoing insurance policy and contract obligations. It is based on a comprehensive quantitative and qualitative evaluation of a company’s balance sheet strength, operating performance and business profile. A.M. Best’s long-term credit ratings reflect its assessment of the ability of an obligor to pay interest and principal in accordance with the terms of the obligation. Ratings from “aa” to “ccc” may be enhanced with a “+” (plus) or “-” (minus) to indicate whether credit quality is near the top or bottom of a category. A.M. Best’s short-term credit rating is an opinion to the ability of the rated entity to meet its senior financial commitments on obligations maturing in generally less than one year.

(2)

Fitch’s financial strength ratings provide an assessment of the financial strength of an insurance organization. The IFS Rating is assigned to the insurance company’s policyholder obligations, including assumed reinsurance obligations and contract holder obligations, such as guaranteed investment contracts. Within long-term and short-term ratings, a “+” or a “–” may be appended to a rating to denote relative status within major rating categories.

(3)

Moody’s financial strength ratings are opinions of the ability of insurance companies to repay punctually senior policyholder claims and obligations. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Moody’s long-term credit ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations.
(4)

S&P’s insurer financial strength rating is a forward-looking opinion about the financial security characteristics of an insurance organization with respect to its ability to pay under its insurance policies and contracts in accordance with their terms. A “+” or “-” indicates relative strength within a category. An S&P credit rating is an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Short-term issuer credit ratings reflect the obligor’s creditworthiness over a short-term time horizon.

Our ratings by S&P, Fitch, A.M. Best and Moody’s reflect a broader view of how the financial services industry is being challenged by the current economic environment, but also are based on the rating agencies’ specific views of our financial strength. In making their ratings decisions, the agencies consider past and expected future capital and earnings, asset quality and risk, profitability and risk of existing liabilities and current products, market share and product distribution capabilities and direct or implied support from parent companies, including implications of the 2009 Restructuring Plan and the 2012 Amended Restructuring Plan, among other factors.

Rating agencies use an “outlook” statement for both industry sectors and individual companies. For an industry sector, a stable outlook generally implies that over the next 12 to 18 months the rating agency expects ratings to remain unchanged among companies in the sector. For a particular company, an outlook generally indicates a medium—or long-term trend in credit fundamentals, which if continued, may lead to a rating change.

Ratings actions affirmation and outlook changes by A.M. Best, Fitch, Moody’s and S&P from January 1, 2013 through May 23, 2013 (excluding any ratings actions related to the old notes) are as follows:

•	On May 6, 2013, following our announcement that we completed our recent IPO, Moody’s commented that the completion of the IPO is credit positive for ING U.S., Inc.

•	On May 2, 2013, S&P stated that ING U.S., Inc.’s announcement that it priced its IPO will not affect the ratings or outlook on ING U.S., Inc. or any of its rated insurance subsidiaries.

Ratings actions affirmation and outlook changes by S&P, Moody’s and A.M. Best from December 31, 2011 through December 31, 2012 (excluding any ratings actions related to the old notes):

•

On March 7, 2012, S&P affirmed the A—financial strength ratings on our insurance subsidiaries and the BBB—counterparty credit ratings on ING U.S., Inc. and Lion Holdings. S&P removed all ratings from Credit Watch negative and assigned a Stable outlook.

•

On April 17, 2012, Moody’s assigned a Baa3 guaranteed issuer rating to ING U.S., Inc. guaranteed by Lion Holdings (issuer rating Baa3, Stable outlook). Separately, Moody’s affirmed the A3 insurance financial strength ratings of our insurance subsidiaries with a Stable outlook.

•	On May 2, 2013, S&P stated that ING U.S., Inc.’s announcement that it priced its IPO will not affect the ratings or outlook on ING U.S., Inc. or any of its rated insurance subsidiaries.

•	On May 6, 2013, following our announcement that we completed our recent IPO, Moody’s commented that the completion of the IPO is credit positive for ING U.S., Inc.

Potential Impact of a Ratings Downgrade

Our ability to borrow funds and the terms under which we borrow are sensitive to our short—and long-term issuer credit ratings. A downgrade of either or both of these credit ratings could increase our cost of borrowing. Additionally, a downgrade of either or both of these credit ratings could decrease the total amount of new debt that we are able to issue in the future or increase the costs associated with an issuance.

Certain of our credit facility agreements contain provisions that are linked to the credit or financial strength ratings of certain legal entities, including our indirect parent ING V. If financial strength ratings were downgraded in the future, these provisions might be triggered and counterparties to the credit facility agreements could demand collateralization which could negatively impact overall liquidity.

Based on the amount of credit outstanding as of March 31, 2013 and December 31, 2012, a one-notch downgrade of the credit ratings of ING U.S., Inc. by S&P or Moody’s would have resulted in an estimated increase in our collateral requirements by approximately $1.2 billion. A two notch downgrade of the credit ratings of ING U.S., Inc. would not have resulted in an additional increase in our collateral requirements beyond that resulting from a one notch downgrade. The nature of the collateral that we may be required to post is principally in the form of cash and U.S. Treasury securities. Alternative forms of collateral, such as LOCs, may also be used.

Based on the amount of credit outstanding as of March 31, 2013 and December 31, 2012, a one notch downgrade of the credit ratings of ING V would not result in an increase in our estimated collateral requirements. A two-notch downgrade of the credit ratings of ING V by S&P would have resulted in an estimated increase in our collateral requirements by approximately $15 million and $30.1 billion, respectively.

The documents governing the terms of our old 2022 notes and old 2018 notes contain provisions that provide for the adjustment of the interest rate payable on the old 2022 notes and old 2018 notes if the rating on the old 2022 notes or old 2018 notes, respectively, is downgraded by Moody’s or S&P. The interest rate payable on the old 2022 notes and old 2018 notes will increase by 25 basis points for each one notch rating downgrade and is subject to reversal in the event of subsequent upgrades. In addition, if a rating on the old 2022 notes or old 2018 notes is withdrawn, suspended, or otherwise discontinued, the interest rate payable on the old 2022 notes or old 2018 notes will increase by 100 basis points for each such ratings withdrawal, suspension or discontinuation. Notwithstanding the foregoing, in no event shall the cumulative interest rate increase on the old 2022 notes or old 2018 notes as a result of all downgrades or ratings withdrawals exceed 200 basis points in the aggregate, and in no event shall the interest rate payable on the old 2022 notes be lower than 5.50% or the interest rate payable on the old 2018 notes be lower than 2.90%. The interest rate payable on the old 2022 notes and old 2018 notes will no longer be subject to adjustment pursuant to such provisions after the date that is 180 days following the completion of any sale or distribution to the public of any equity securities of ING U.S., Inc., if at the time of such sale or distribution (or within 30 days thereafter) such equity securities are of a class that is listed on a national securities exchange.

Each 25 basis point increase in the interest rate payable on the old 2022 notes and old 2018 notes would result in a pre-tax increase in our interest payments of $2.1 million and $2.5 million per annum, respectively.

Certain of our reinsurance agreements contain provisions that are linked to the financial strength ratings of the individual legal entity that entered into the reinsurance agreement. If the insurance subsidiaries’ financial strength ratings were downgraded in the future, the terms in our reinsurance agreements might be triggered and counterparties to the credit facility agreements could demand collateralization which could negatively impact overall liquidity. Based on the amount of credit outstanding as of March 31, 2013 and December 31, 2012, a one-notch downgrade of our insurance subsidiaries would have resulted in an estimated increase in our collateral requirements by approximately $23.7 million and $24.6 million, respectively. The nature of the collateral that we may be required to post is principally in the form of cash, highly rated securities or LOC.

Certain of our derivative agreements contain provisions that are linked to the financial strength ratings of the individual legal entity that entered into the derivative agreement. If insurance subsidiaries’ financial strength ratings were downgraded in the future, the terms in our derivative agreements might be triggered and counterparties to the derivative agreements could demand immediate further collateralization which could negatively impact overall liquidity. Based on the market value of our derivatives as of March 31, 2013 and December 31, 2012, a one-notch downgrade of our insurance subsidiaries would have resulted in an estimated increase in our derivative collateral requirements by approximately $139.0 million and $125.0 million, respectively. The nature of the collateral that we may be required to post is principally in the form of cash and U.S. Treasury securities.

Based on the market value of our derivatives as of March 31, 2013 and December 31, 2012, a two-notch downgrade of our insurance subsidiaries would have resulted in an estimated increase in the derivative collateral requirements required by a one-notch downgrade by an additional $2.5 million.

The amount of collateral that would be required to be posted is also dependent on the fair value of our derivative positions. For additional information on our derivative positions, see Note for Derivative Financial Instruments, in our Consolidated Financial Statements.

Reinsurance

We have reinsurance treaties covering a portion of the mortality risks and guaranteed death and living benefits under our life insurance and annuity contracts. We also have an annually renewable reinsurance transaction in our Employee Benefits segment which lowers the amount of required capital for the segment. We remain liable to the extent our reinsurers do not meet their obligations under the reinsurance agreements.

We reinsure our business through a diversified group of well capitalized, highly rated reinsurers. We monitor trends in arbitration and any litigation outcomes with our reinsurers. Collectability of reinsurance balances are evaluated by monitoring ratings and evaluating the financial strength of its reinsurers. Large reinsurance recoverable balances with offshore or other non-accredited reinsurers are secured through various forms of collateral, including secured trusts, funds withheld accounts and irrevocable LOCs.

We utilize indemnity reinsurance agreements to reduce our exposure to losses from unhedged GMDBs in our annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge our primary liability as direct insurer of the risks. We evaluate the financial strength of potential reinsurers and continually monitor the financial strength and credit ratings of our reinsurers.

The S&P rating of our reinsurers with the largest reinsurance recoverable balances are all A-rated or better. These reinsurers are Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, Hannover US and Hannover Re (Ireland) Plc (collectively, “Hannover Re”) and various subsidiaries of Reinsurance Group of America Incorporated (collectively, “RGA”). Only those reinsurance recoverable balances where recovery is deemed probable are recognized as assets on our consolidated balance sheets.

We have a significant concentration of reinsurance arising from the divestment of a block of individual life business via a reinsurance transaction prior to our acquisition of ILIAC (formerly Aetna Life Insurance and Annuity Company) in 2000. In 1998, we entered into an indemnity reinsurance agreement with a subsidiary of Lincoln National Corporation (“Lincoln”). The Lincoln subsidiary established a trust to secure its obligations to us under the reinsurance transaction. Of the reinsurance recoverable on the Consolidated Balance Sheets, $2.1 billion and $2.2 billion at December 31, 2012 and 2011, respectively, is related to the reinsurance recoverable from the subsidiary of Lincoln under this reinsurance agreement.

Effective January 1, 2009, we entered into the MPA with Scottish Re and Hannover Re. See “—Letter of Credit Facilities.” Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.7 billion and $2.8 billion as of December 31, 2012 and 2011, respectively, is related to the reinsurance recoverable from Hannover Re under this reinsurance agreement.

On December 31, 2004, we reinsured the individual life reinsurance business (and sold certain systems and operating assets used in the individual life reinsurance business) to Scottish Re on a 100% coinsurance basis (the “2004 Transaction”) through our wholly owned subsidiaries, SLD and SLDI. As part of the 2004 Transaction, we paid a ceding commission and transferred assets backing reserves and miscellaneous other liabilities on the individual life reinsurance to Scottish Re. The ceding commission (net of taxes), along with other reserve assets, was placed in trust for our benefit to secure Scottish Re’s obligations as reinsurers of the acquired business.

On November 19, 2008, an existing reinsurance agreement between SRUS and Ballantyne Re, concerning a portion of the business that was originally ceded to Scottish Re as part of the 2004 Transaction, was novated with the result that we were substituted for SRUS as the ceding company to Ballantyne Re and made the sole beneficiary of trust assets connected with the Ballantyne Re facility. The trust assets support the reserve requirements of the business transferred from SLD to Ballantyne Re. As of December 31, 2012, trust assets supporting reserves of $712.5 million had a market value of $975.5 million.

Effective January 1, 2010, we disposed of several blocks of its reinsurance business under coinsurance agreements with various subsidiaries of RGA for $129.8 million. Under the terms of the agreements, we ceded to RGA 100% of various blocks of business, including Group Life, Accident and Special Risk, Medical, Managed Care and Long-term Disability contracts. RGA established trusts with initial assets of $625.4 million to secure its obligations to us under the reinsurance transaction. As of December 31, 2012, due primarily to novation, there were no remaining trust funding requirements. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $6.7 million and $11.1 million as of December 31, 2012 and 2011, respectively, is related to the reinsurance recoverable from RGA under this reinsurance agreement.

Statutory Capital and Risk-Based Capital

Each of our wholly owned U.S. insurance subsidiaries is subject to minimum RBC requirements established by the insurance departments of their applicable state of domicile. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of TAC, as defined by the National Association of Insurance Commissioners (“NAIC”), to RBC requirements, as defined by the NAIC. Each of our United States insurance subsidiaries exceeded the minimum RBC requirements that would require regulatory or corrective action for all periods presented herein.

Our wholly owned insurance subsidiaries are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile of the respective insurance subsidiary. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the insurance department of the state of domicile, the entire amount or a portion of an asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets are typically deferred tax assets. Refer to the discussion regarding Statement of Statutory Accounting Principles (“SSAP”) No. 101 for additional information on the admissibility of deferred tax assets.

Statutory capital and surplus of our principal insurance subsidiaries is as follows for the periods presented:

	As of March 31,(1)	As of December 31,
($ in millions)	2013	2012	2011
Subsidiary Name (State of domicile):
ING USA Annuity and Life Insurance Company (IA)	$2,363.2	$2,174.1	$2,222.0
ING Life Insurance and Annuity Company (CT)	1,997.9	1,921.8	1,931.9
Security Life of Denver Insurance Company (CO)	1,464.6	1,459.9	1,519.5
ReliaStar Life Insurance Company (MN)	2,305.9	2,278.6	2,104.3

(1)

On May 8, 2013, following the completion of our IPO and payment of $1,434 million of extraordinary distributions, these insurance companies each reset, on a one-time basis, their respective negative unassigned funds account as of December 31, 2012 to zero. These resets were made pursuant to permitted practices in accordance with statutory accounting practices granted by their respective domiciliary insurance regulators.

We monitor the ratio of our insurance subsidiaries’ TAC to company action level risk-based capital (“CAL”). A ratio in excess of 125% indicates that the insurance subsidiary is not required to take any corrective actions to increase capital levels at the direction of the applicable state of domicile.

The ratio of TAC to CAL on a combined basis for our four principal insurance subsidiaries (ING USA, ILIAC, SLD and RLI) is set out below for the periods presented:

($ in millions, except otherwise noted)

As of December 31, 2012			As of December 31, 2011
CAL	TAC	Ratio	CAL	TAC	Ratio
$1,497.4	$7,871.9	526%	$1,655.0	$8,071.0	488%

Statutory reserves established for variable annuity contracts and riders are sensitive to changes in the equity markets and are affected by the level of account values relative to the level of any guarantees, product design and reinsurance arrangements. As a result, the relationship between reserve changes and equity market performance is non-linear during any given reporting period. Market conditions greatly influence the ultimate capital required due to its effect on the valuation of reserves and derivative assets hedging these reserves.

The sensitivity of our insurance subsidiaries’ statutory reserves and surplus established for variable annuity contracts and certain minimum interest rate guarantees to changes in the interest rates, credit spreads and equity markets will vary depending on the magnitude of the decline. The sensitivity will be affected by the level of account values, the level of guaranteed amounts and product design. Should statutory reserves increase, this could result in future reductions in our insurance subsidiaries’ surplus, which may also impact RBC. Adverse changes in interest rates and the continued widening of credit spreads may result in an increase in the reserves for product guarantees which adversely impact statutory surplus, which may also impact RBC.

RBC is also affected by the product mix of the in force book of business (i.e., the amount of business without guarantees is not subject to the same level of reserves as the business with guarantees). RBC is an important factor in the determination of the credit and financial strength ratings of ING U.S., Inc. and our insurance subsidiaries.

Effective December 31, 2009, our insurance subsidiaries adopted Actual Guideline 43 Variable Annuity Commissioners Annuity Reserve Valuation Method (“AG43”) for its statutory basis of accounting. The adoption of AG43 resulted in higher reserves than those calculated under previous standards by $293.0 million. Where the application of AG43 produces higher reserves than our insurance subsidiaries had otherwise established under previous standards, we may request permission from the respective state insurance departments to grade-in the impact of higher reserves over a three year period. This grade-in provision was elected for some of our insurance subsidiaries, as allowed under AG43 and as approved by the applicable insurance regulator of domicile, which allows such insurance subsidiaries to reflect the impact of adoption over a three year period. The impact of the grade-in for the year ended December 31, 2010 was an increase in reserves and a corresponding decrease in statutory surplus of $23.0 million. The grade-in did not have an impact on reserves or statutory surplus in 2011.

In June 2012, in conjunction with a limited scope examination of ING USA’s AG43 variable annuity reserves, we agreed with the Iowa Insurance Division that by December 31, 2012 we would implement a revised prudent margin (i.e., provision for adverse deviation) to the assumed mortality for our block of GMIB and GMWBL liabilities ceded from ING USA to SLDI. This revision will not alter our best estimate mortality assumption used in our US GAAP financial statements. This revised prudent margin will increase our gross AG43 reserves before ceded reinsurance. As of December 31, 2012, the impact of this implementation to ING USA’s gross AG43 reserves is an increase of $175 million and the related reserve ceded to SLDI is increased by $188 million. Thus, the net reserve impact to statutory reserves at ING USA is $13 million favorable and SLDI is required to increase collateral in support of ceded reserves (i.e., qualifying assets in trust or approved letters of credit) in the amount of $188 million.

Effective January 1, 2012, our insurance subsidiaries adopted statutory basis of accounting SSAP No. 101, Income Taxes (“SSAP 101”), a replacement of SSAP No. 10R and SSAP No. 10. SSAP 101 provides revised statutory accounting principles for current and deferred federal income taxes. There is a three part admissibility test for calculating admitted deferred tax assets. The first part of the admissibility test requires a reversal period that corresponds to the tax loss carryback provisions of the Internal Revenue Code (not to exceed three years). The second part of the admissibility test establishes reversal periods and surplus limitation parameters (one year and 10 percent or three years and 15 percent) based upon risk-based capital levels. The third part of the admissibility test adds a requirement that the reporting entity offset gross deferred tax assets against deferred tax liabilities (considering the reversal patterns of temporary differences). The effects on the insurance subsidiaries’ 2012 statutory-based financial statements of adopting this change in accounting principle at January 1, 2012 were an increase to statutory-based total assets and statutory-based capital and surplus of $66.0 million.

Pension and Postretirement Plans

For the years ended December 31, 2012 and 2011 we contributed $101.8 million and $173.1 million, respectively, to our pension plans and $4.1 million and $4.9 million to our postretirement plans.

We are evaluating the MAP-21 legislation and considering the impacts to future funding. The legislation did not impact contributions that were made during the year ended December 31, 2012. Based on our actuarial assumptions, incorporating the provisions of MAP-21 reduces the required contributions to the plan in 2013. However, reduced funding levels in the near term could lead to increased PBGC variable-rate premiums and/or increases in plan funding in following years. For additional information on our pension and postretirement plan arrangements, see the Note for Employee Benefit Arrangements in our Consolidated Financial Statements.

Off-Balance Sheet Arrangements

Through the normal course of investment operations, we commit to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of March 31, 2013 and December 31, 2012, we had off-balance sheet commitments to purchase investments equal to their fair value of $801.6 million and $890.1 million, respectively, of which $247.1 million and $254.9 million, respectively, relates to consolidated investment entities.

Aggregate Contractual Obligations

As of December 31, 2012, we had certain contractual obligations due over a period of time as presented in the following table. The estimated payments reflected in this table are based on our estimates and assumptions about these obligations. Because these estimates and assumptions are necessarily subjective, the actual cash outflows in future periods will vary, possibly materially, from those presented in the table.

($ in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years(9)
Contractual Obligations
Purchase obligations(1)	$890.1	$890.1	$—	$—	$—
Reserves for insurance obligations(2)(7)	113,724.6	7,894.5	13,697.7	13,258.4	78,874.0
Pension obligations(3)	1,117.0	96.7	307.8	110.4	602.1
Short-term and long-term debt obligations(4)(8)(9)	5,669.8	1,202.2	1,187.2	690.8	2,589.6
Operating leases(5)	159.2	41.9	55.0	39.4	22.9
Securities lending and repurchase agreements(6)	619.5	619.5	—	—	—

Total	$122,180.2	$10,744.9	$15,247.7	$14,099.0	$82,088.6

(1)

Purchase obligations consist primarily of outstanding commitments under alternative investments that may occur any time within the terms of the partnership, private loans and mortgages. The exact timing, however, of funding these commitments cannot be estimated. Therefore, the total amount of the commitments is included in the category “Less than 1 Year.”

(2)

Reserves for insurance obligations consist of amounts required to meet our future obligations for future policy benefits and contract owner account balances. Amounts presented in the table represent estimated cash payments under such contracts, including significant assumptions related to the receipt of future premiums, mortality, morbidity, lapse, renewal, retirement, disability and annuitization comparable with actual experience. These assumptions also include market growth and interest crediting consistent with assumptions used in amortizing DAC. All estimated cash payments are undiscounted for the time value of money. Accordingly, the sum of cash flows presented for all years of $113.7 billion significantly exceeds the sum of Future policy benefits and Contract owner account balances of $86.1 billion recorded on our Consolidated Balance Sheets as of December 31, 2012. Estimated cash payments are also presented gross of reinsurance. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results.

(3)	Pension obligations consist of contribution matching obligations and other supplemental retirement and insurance obligations, under various benefit plans.
(4)

The estimated payments due by period for long-term debt reflects the contractual maturities of principal, as disclosed in Financing Agreements in our Consolidated Financial Statements, as well as estimated future interest payments. The payment of principal and estimated future interest for short-term debt are reflected in estimated payments due in less than one year. See Financing Agreements in our Consolidated Financial Statements for additional information concerning the short-term and long-term debt.

(5)	Operating leases consist primarily of outstanding commitments for office space, equipment and automobiles.
(6)

Payables under securities loan agreements including collateral held represents the liability to return collateral received from counterparties under securities lending agreements. Securities lending agreements include provisions which permit us to call back securities with minimal notice and accordingly, the payable is classified as having a term of less than 1 year.

(7)

Contractual obligations related to certain closed blocks, with Reserves in the amount of $5.7 billion, have been excluded from the table because the blocks were divested through reinsurance contracts. Although we are not relieved of its legal liability to the contract holder for these closed blocks, third party collateral of $6.6 billion has been provided for the payment of the related insurance obligations. The sufficiency of collateral held for any individual block may vary.

(8)

On February 11, 2013, we issued $1.0 billion of old 2018 notes, which increased short-term and long-term debt obligations in the category “More than 5 years,” after the date as of which this table is presented. Using proceeds from the issuance of the old 2018 notes, we made payments totaling $850.0 million on the Syndicated Bank Term Loan. As a result, short-term and long-term debt obligations in the category “More than 5 years” have decreased, after the date as of which this table is presented.

(9)

On May 16, 2013, we issued $750.0 million of the old junior subordinated notes which increased short-term and long-term debt obligations in the category “More than 5 Years,” after the date as of which this table is presented. On May 21, 2013, the Company used the proceeds of the old junior subordinated notes for the repayment of the outstanding borrowings of $392.5 million under the Syndicated Bank Term Loan.

Critical Accounting Judgments and Estimates

General

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical estimates and assumptions are evaluated on an on-going basis based on historical developments, market conditions, industry trends and other information that is reasonable under the circumstances. There can be no assurance that actual results will conform to estimates and assumptions and that reported results of operations will not be materially affected by the need to make future accounting adjustments to reflect changes in these estimates and assumptions from time to time.

We have identified the following accounting policies, judgments and estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability:

Reserves for future policy benefits, DAC/VOBA and other intangibles and related amortization (including unlocking), valuation of investments and derivatives, impairments, income taxes, contingencies and employee benefit plans.

In developing these accounting estimates and policies, we make subjective and complex judgments that are inherently uncertain and subject to material changes as facts and circumstances develop. Although variability is inherent in these estimates, we believe the amounts provided are appropriate based upon the facts available upon preparation of the Consolidated Financial Statements.

The above critical accounting estimates are described in the Business, Basis of Presentation and Significant Accounting Policies Note to the 2012 ING U.S., Inc. Consolidated Financial Statements.

Reserves for Future Policy Benefits

The determination of future policy benefit reserves is dependent on actuarial assumptions. The principal assumptions used to establish liabilities for future policy benefits are based on our experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. The assumptions used require considerable judgments. Changes in, or deviations from, the assumptions used can significantly affect our reserve levels and related results of operations.

Mortality is the incidence of death amongst policyholders triggering the payment of underlying insurance coverage by the insurer. In addition, mortality also refers to the ceasing of payments on life-contingent annuities due to the death of the annuitant. We utilize a combination of actual and industry experience when setting our mortality assumptions. A lapse rate is the percentage of in-force policies surrendered by the policyholder or canceled by us due to non-payment of premiums. For certain of our variable products, the lapse rate assumption varies according to the current account value relative to guarantees associated with the product and applicable surrender charges. In general, policies with guarantees that are considered “in the money,” or where the benefit is in excess of the account value, are assumed to be less likely to lapse or surrender. Conversely, “out of the money” guarantees may be assumed to be more likely to lapse or surrender as the policyholder has less incentive to retain the policy.

See the Notes for Reserves for Future Policy Benefits and Contract Owner Account Balances and Guaranteed Benefit Features in our Consolidated Financial Statements for further information on our reserves for future policy benefits and product guarantees.

Insurance and Other Reserves

Reserves for traditional life insurance contracts (mainly term insurance, participating and non-participating whole life insurance, traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses and persistency are based upon our estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 2.5% to 7.7%.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company’s experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 7.75%.

Although assumptions are “locked-in” upon the issuance of individual and group life insurance, payout contracts with life contingencies, and certain accident and health insurance, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Product Guarantees

The assumptions used to establish the liabilities for our product guarantees require considerable judgment and are established as management’s best estimate of future outcomes. We periodically review these assumptions and, if necessary, update them based on additional information that becomes available. Changes in, or deviation from, the assumptions used can significantly affect our reserve levels, and related results of operations.

Reserves for annuity GMDB and GMIB are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate, and mortality, are consistent with assumptions used in estimating gross revenues for the purpose of amortizing DAC. In addition, the reserve for the GMIB guarantee incorporates assumptions for the likelihood and timing of the potential annuitizations that may be elected by the contract owner. In general, we assume that GMIB annuitization rates will be higher for policies with more valuable (more “in the money”) guarantees.

We also issue certain products which contain embedded derivatives and are measured at estimated fair value separately from the host contract. These embedded derivatives include annuity GMAB, GMWB, GMWBL, FIAs, and Stabilizer. The managed custody guarantee product (“MCG”) is a stand-alone derivative and is measured in its entirety at estimated fair value. Changes in estimated fair value of these derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

At inception of the GMAB, GMWB, and GMWBL contracts, we project a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. The estimated fair value of the GMAB, GMWB, and GMWBL contracts is determined based on the present value of projected future guaranteed benefits, minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.).

We have only minimal experience on policyholder behavior for our GMIB and GMWBL products and, as a result, future experience could lead to significant changes in our assumptions. Our GMIB contracts have a ten-year waiting period before annuitization is available, with most of these GMIB contracts issued during the period 2004 to 2006. These contracts first become eligible to annuitize during the period 2014 to 2016, but contain significant incentives to delay annuitization beyond the first eligibility date. As a result, to date we have only a statistically small sample of experience used to set annuitization rates. Therefore, we anticipate that observable experience data will become statistically credible later this decade, when a large volume of GMIB benefits begin to reach their maximum benefit over the four-year period from 2019 to 2022. It is possible, however, that policyholders may choose to annuitize soon after the first annuitization date, rather than delay annuitization to receive increased guarantee benefits, in which case we may have statistically credible experience as early as in the period from 2014 to 2016.

Similarly, most of our GMWBL contracts are still in the first three to five policy years, so our assumptions for withdrawal from contracts with GMWBL benefits may change as experience emerges over the next five to seven years. In addition, like our GMIB contracts, many of our GMWBL contracts contain significant incentives to delay withdrawal. We expect customer decisions on annuitization and withdrawal will be influenced by customers’ financial plans and needs as well as by interest rate and market conditions over time and by the availability and features of competing products. If emerging experience deviates from our assumptions on either GMIB annuitization or GMWBL withdrawal, such could have a significant effect on our reserve levels and related results of operation.

We also make estimates of expected lapse of these products, which is the probability that a policy will not remain in force from one period to the next. Lapse rates of our annuity products may be significantly impacted by the value of guaranteed minimum benefits relative to the value of the underlying separate accounts (account value or account balance). In general, policies with guarantees that are “in the money” (i.e., where the notional benefit amount is in excess of the account value) are assumed to be less likely to lapse. Conversely, “out of the money” guarantees are assumed to be more likely to lapse as the policyholder has less incentive to retain the policy.

Our lapse rate experience of these products has varied significantly over the period from 2006 to the present, reflecting among other factors, both pre—and post-financial crisis experience. During the early years of this period, our lapse rate experience was higher than our current best estimate of policyholder lapse behavior would have indicated; in the later part of this period, after mid-2009, it was lower. Management’s best estimate of lapse behavior incorporates actual experience over the entire period, as we believe that, over the duration of the policies, we will experience the full range of policyholder behavior and market conditions.

We review overall policyholder experience at least annually (including lapse, annuitization, withdrawal and mortality), and update these assumptions when deemed necessary based on additional information that becomes available. If actual lapse rates are significantly different from those assumed, such could have a significant effect on our reserve levels and related results of operation. During the third quarter of 2012, we updated policyholder assumptions related to lapse rates on variable annuity contracts with lifetime living benefit guarantees based on updated experience studies as well as changes in cash flow projection and volatility assumptions on certain products. As a result of this review, GAAP reserves increased by approximately $151.7 million driven primarily by an update to lapse rates on variable annuity contracts with lifetime living benefit guarantees. This increase in reserve consisted primarily of a $114.6 million change in policyholder assumptions related to lapse rates on variable annuity contracts with lifetime living benefit guarantees and $37.1 million related to changes in cash flow projection and volatility assumptions on certain products.

We increased reserves in the fourth quarter of 2011 after a comprehensive review of our assumptions relating to lapses, mortality, annuitization of income benefits and utilization of withdrawal benefits. The review in 2011 included an analysis of a larger body of actual experience than was previously available, including a longer period with low equity markets and interest rates, which we believe provided greater insight into anticipated policyholder behavior for contracts that are in the money. This resulted in an increase of GAAP reserves of $741 million and gross U.S. statutory reserves of $2.8 billion in the fourth quarter of 2011.

Reserves for universal and variable life secondary guarantees and paid-up guarantees are calculated by estimating the expected value of death benefits payable and recognizing those benefits ratably over the accumulation period based on total expected assessments. The reserve for such products recognizes the portion of contract assessments received in early years used to compensate us for benefits provided in later years. Assumptions used, such as the interest rate, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC.

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract holders over the minimum guaranteed interest rate (“MGIR”). The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims minus the present value of future guaranteed premiums. At inception of the contract, we project a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The GMAB, GMWB, GMWBL, FIA, and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of our GMAB, GMWB, GMWBL, FIA, and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG includes an adjustment to reflect the risk that these obligations will not be fulfilled (“nonperformance risk”). Through the second quarter of 2012, our nonperformance risk adjustment was based on the CDS spreads of ING V, the indirect parent of ING U.S., Inc., and applied to the risk-free swap curve in our valuation models. As a result of the availability of our own market observable data following our issuance of the old 2022 notes in the third quarter of 2012, we changed the estimate of nonperformance risk as of the beginning of the third quarter of 2012 to incorporate a blend of observable, similarly rated peer holding company CDS spreads, adjusted to reflect the credit quality of our individual insurance subsidiary that issued the guarantee as well as an adjustment to reflect the priority of policyholder claims. The impact of the adjustment for nonperformance risk on the fair value of these liabilities was a reduction of approximately $813 million, $924 million and $1,485 million as of March 31, 2013, December 31, 2012 and 2011, respectively.

See “—Qualitative and Quantitative Disclosure About Market Risk” for additional information regarding the specific hedging strategies and reinsurance we utilize to mitigate risk for the product guarantees. Sensitivities of the GMAB, GMWB, GMWBL, FIA, and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG to changes in certain capital markets assumptions is also discussed.

Valuation and Amortization of Deferred Policy Acquisition Costs, Value of Business Acquired, and Other Intangibles and Related Amortization

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition, as well as certain costs that are directly related to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales, and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. DAC recoverability testing is performed for current issue year products to determine if premiums are sufficient to cover estimated benefits and expenses. Indirect or unsuccessful acquisition costs, maintenance, product development, and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

DSI represents benefits paid to contract owners for a specified period that are incremental to the amounts we credit on similar contracts without sales inducements and are higher than the contract’s expected ongoing crediting rates for periods after the inducement. URR relates to universal and variable universal life products and represents policy charges for benefits or services to be provided in future periods.

Collectively, we refer to DAC, VOBA, DSI and URR as “DAC/VOBA and other intangibles.” See the Note for Deferred Policy Acquisition Costs and Value of Business Acquired in our Consolidated Financial statements for additional information on the DAC/VOBA and other intangibles balances.

Amortization Methodologies

We amortize DAC and VOBA related to traditional contracts (term insurance, participating and non-participating whole life insurance, and traditional group life insurance) and certain accident and health insurance over the premium payment period in proportion to the present value of expected gross premiums. Assumptions as to mortality, morbidity, persistency, and interest rates, which include provisions for adverse deviation, are consistent with the assumptions used to calculate reserves for future policy benefits. These assumptions are “locked-in” at issue and not revised unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. DAC recoverability testing is performed for current issue year products to determine if net premiums are sufficient to cover estimated benefits and expenses. In subsequent periods, the recoverability of the DAC or VOBA balances are determined by assessing whether future gross profits are sufficient to amortize the DAC or VOBA balances as well as provide for expected future benefits and maintenance costs. If a premium deficiency is deemed to be present, charges will be applied against the DAC and VOBA balances before an additional reserve is established. Absent such a premium deficiency, variability in amortization after policy issuance or acquisition relates only to variability in premium volumes.

We amortize DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business, and certain economic variables, such as inflation, are based on our experience and overall capital markets. At each valuation date, the most recent quarter’s estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance (“unlocking”). If the update of assumptions causes estimated gross profits to increase, DAC and VOBA amortization will decrease, resulting in lower amortization expense in the period. The opposite result occurs when the assumption update causes estimated gross profits to decrease.

For variable deferred annuity contracts within Closed Block Variable Annuity, we amortize DAC and VOBA in relation to the emergence of estimated gross revenue. For GICs and Employee Benefit stop-loss and certain life, disability, and voluntary employee paid products, acquisition costs are expensed as incurred.

We defer sales inducements and amortize the DSI over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in Interest credited to contract owner account balances in the Consolidated Statements of Operations.

URR is amortized over the expected life of the contract in proportion to the estimated gross profits in a manner consistent with DAC for these products. The amortization of URR is included in Fee income in the Consolidated Statements of Operations.

Each year, or more frequently if circumstances indicate a potential loss recognition issue exists, we perform testing to assess the recoverability of DAC/VOBA and other intangibles. If DAC/VOBA and other intangibles are not deemed recoverable from future expected profits, changes will be applied against the DAC/VOBA and other intangibles before an additional reserve is established.

Assumptions and Periodic Review

Changes in assumptions can have a significant impact on DAC/VOBA and other intangibles balances, amortization rates and results of operations. Assumptions are management’s best estimate of future outcome. Several assumptions are considered significant and require significant judgment in the estimation of gross profits associated with our variable products. We periodically review these assumptions against actual experience and, based on additional information that becomes available, update our assumptions.

•

One significant assumption is the assumed return associated with the variable account performance, which has historically had a greater impact on variable annuity than variable universal life products. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Our practice assumes that near-term and long-term increases or decreases in equity markets revert to the long-term appreciation in equity markets. We monitor market events and only change the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period. We implemented this reversion to the mean methodology on January 1, 2011.

•

Another significant assumption used in the estimation of future gross profits for fixed and variable universal life products is mortality. We utilize a combination of actual and industry experience when setting our mortality assumptions, and are consistent with the assumptions used to calculate reserves for future policy benefits.

•

Assumptions related to interest rate spreads and credit losses also impact estimated gross profits for all applicable products with credited rates. These assumptions are based on the current investment portfolio yields and credit quality, estimated future crediting rates, capital markets, and estimates of future interest rates and defaults.

•

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. We use a combination of actual and industry experience when setting and updating our policyholder behavior assumptions and such assumptions require considerable judgment. Estimated gross profits of our variable annuity contracts are particularly sensitive to these assumptions.

•

We include the impact of the change in value of the embedded derivative associated with the FIA contracts in gross profits for purposes of determining DAC amortization. When performing loss recognition testing on the GMAB, GMWB, GMWBL contracts, we include the change in value of the associated embedded derivatives in gross profits. In addition, we utilize a hedging program to mitigate the exposure of our Closed Block Variable Annuity segment to adverse capital market results, economic downturns and seek to ensure that the required assets are available to satisfy future death and living benefit guarantees. In general, our variable annuity hedge program generates gains and losses that mitigate our exposure to these guarantees. As our hedging program does not explicitly hedge the

GAAP liability, we typically experience “breakage”, or a difference between the change in the GAAP liability and the change in the corresponding derivative instrument. We include the impact of our hedging activities supporting our death and living benefit guarantees in gross profits when performing loss recognition testing.

Sensitivity

We perform sensitivity analyses to assess the impact that certain assumptions have on DAC/VOBA and other intangibles. The following table presents the estimated instantaneous net impact to income before income taxes of various assumption changes on our DAC/VOBA and other intangibles and the impact on related reserves for future policy benefits and reinsurance. The effects presented are not representative of the aggregate impacts that could result if a combination of such changes to equity markets, interest rates and other assumptions occurred.

($ millions)	As of December 31, 2012
Decrease in long-term rate of return assumption by 100 basis points	$(239.2)
A change to the long-term interest rate assumption of -50 basis points	(65.5)
A change to the long-term interest rate assumption of +50 basis points	65.7
An assumed increase in future mortality by 1%	(20.3)
A one-time, 10% decrease in equity market values	(203.8)

Assumptions regarding shifts in market factors may be overly simplistic and not indicative of actual market behavior in stress scenarios.

Lower assumed equity rates of return, lower assumed interest rates, increased assumed future mortality and decreases in equity market values all tend to decrease the balances of DAC/VOBA and other intangibles and to increase future policy benefit reserves, thus decreasing income before income taxes.

Higher assumed interest rates tend to increase the balances of DAC/VOBA and other intangibles and to decrease future policy benefit reserves, thus increasing income before income taxes.

Valuation of Investments and Derivatives

Our investment portfolio consists of public and private fixed maturity securities, commercial mortgage and other loans, equity securities, short-term investments, other invested assets, and derivative financial instruments. Fixed maturity and equity securities are primarily classified as available-for-sale and are carried at fair value on the Consolidated Balance Sheets with the difference from amortized cost included in Shareholder’s equity as a component of AOCI. We use derivatives mainly to provide an economic hedge of our exposure to variability of cash flows, interest rate risk, credit risk, exchange rate risk and market risk of assets and liabilities. See the Notes for Investments (excluding Consolidated Investment Entities) and Derivative Financial Instruments in our Consolidated Financial Statements for further information. We also issue certain products which contain embedded derivatives. See “—Critical Accounting Judgments and Estimates—Reserves for Future Policy Benefits” for further information.

Investments

We measure the fair value of our financial assets and liabilities based on assumptions used by market participants, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including our own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. We use a number of valuation sources to determine the fair values of our financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

We categorize our financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flows, matrix pricing, or other similar techniques. Inputs to these methodologies include, but are not limited to, market observable inputs such as benchmark yields, credit quality, issuer spreads, bids, offers, and cash flow characteristics of the security. For privately placed bonds, we also consider such factors as the net worth of the borrower, value of the collateral, the capital structure of the borrower, the presence of guarantees and the borrower’s ability to compete in its relevant market. Valuations are reviewed and validated monthly by an internal valuation committee using price variance reports, comparisons to internal pricing models, back testing of recent trades, and monitoring of trading volumes, as appropriate.

The valuation of financial assets and liabilities involves considerable judgment, is subject to considerable variability, is established using management’s best estimate and is revised as additional information becomes available. As such, changes in, or deviations from the assumptions used in such valuations can significantly affect our results of operations. Financial markets are subject to significant movements in valuation and liquidity which can impact our ability to liquidate and the selling price which can be realized for our securities.

Derivatives

Derivatives are carried at fair value, which is determined by using observable key financial data, such as yield curves, exchange rates, Standard & Poor’s 500 Index (“S&P 500”) prices, London Interbank Offered Rates (“LIBOR”), and Overnight Index Swap rates through values established by third-party sources, such as third-party brokers. Valuations for our futures contracts are based on unadjusted quoted prices from an active exchange. Counterparty credit risk is considered and incorporated in our valuation process through counterparty credit rating requirements and monitoring of overall exposure. Our own credit risk is also considered and incorporated in our valuation process.

We have certain CDS and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants.

We also have investments in certain fixed maturities, and have issued certain annuity products, that contain embedded derivatives whose fair value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. The fair values of these embedded derivatives are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. For additional information regarding the valuation of and significant assumptions associated with derivatives and embedded derivatives related to guaranteed benefits contained within certain product offerings, see “—Critical Accounting Judgments and Estimates—Reserves for Future Policy Benefits.”

In addition, we have entered into a coinsurance with funds withheld reinsurance arrangement that contains an embedded derivative with the fair value of the derivative based on the change in the fair value of the underlying assets held in the trust using the valuation methods and assumptions described for our investments held.

The valuation of derivatives involves considerable judgment, is subject to considerable variability, is established using management’s best estimate and is revised as additional information becomes available. As such, changes in, or deviations from these assumptions used in such valuations can have a significant effect on the results of operations. For additional information regarding the fair value of our investments and derivatives, see the Note for Fair Value Measurements in our Consolidated Financial Statements.

Impairments

We evaluate our available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer’s financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments, and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, we give greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing our intent to sell a security or if it is more likely than not we will be required to sell a security before recovery of its amortized cost basis, we evaluate facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

We use the following methodology and significant inputs to determine the amount of the OTTI credit loss:

•

We perform a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments.

•

When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, we apply the same considerations utilized in our overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from our best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that include, but are not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security’s position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

•

Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime Alt-A, non-agency, RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratio; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

Mortgage loans on real estate are all commercial mortgage loans. If a mortgage loan is determined to be impaired (i.e., when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, based on the original purchase yield or the fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure.

Impairment analysis of the investment portfolio involves considerable judgment, is subject to considerable variability, is established using management’s best estimate and is revised as additional information becomes available. As such, changes in, or deviations from the assumptions used in such analysis can have a significant effect on the results of operations. For additional information regarding the evaluation process for impairments, see the Note for Investments (excluding Consolidated Investment Entities) in our Consolidated Financial Statements for further information regarding the evaluation process for impairments.

Income Taxes

Valuation Allowances

We use certain assumptions and estimates in determining the income taxes payable or refundable for the current year, the deferred income tax liabilities and assets for items recognized differently in our financial statements from amounts shown on our income tax returns, and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. We exercise considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis as regulatory and business factors change.

We evaluate and test the recoverability of deferred tax assets. Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, we consider many factors, including:

•	The nature and character of the deferred tax assets and liabilities;

•	The nature and character of income by life and non-life subgroups;

•	Income in non-U.S. companies;

•	Taxable income in prior carryback years;

•	Projected future income, exclusive of reversing temporary differences and carryforwards;

•	Projected future reversals of existing temporary differences;

•	The length of time carryforwards can be utilized;

•	Any prudent and feasible tax planning strategies we would employ to avoid a tax benefit from expiring unused;

•	The nature, frequency and severity of cumulative GAAP losses in recent years; and

•	Any tax rules that would impact the utilization of the deferred tax assets.

We have assessed whether it is more likely than not that the deferred tax assets will be realized in the future. In making this assessment, we considered the available sources of income and positive and negative evidence regarding our ability to generate sufficient taxable income to realize our deferred tax assets, which include net operating loss carryforwards (“NOLs”), capital loss carryforwards and tax credit carryforwards.

We have considered these sources of income: future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carry back years, and tax planning strategies.

Positive evidence includes a recent history of earnings, projected earnings attributable to our ongoing insurance and investment businesses, plans or the ability to sell certain assets and streams of revenues, plans to reduce future projected losses by reduction of sales of certain products, and predictable patterns of loss and income recognition. Negative evidence includes a history of operating losses in certain life businesses, large losses in the non-life business, and the potential unpredictability of certain components of future projected taxable income.

We use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. We concluded that the cumulative losses in recent years were significant negative evidence requiring the establishment of a valuation allowance.

We have determined that a valuation allowance of $3.0 billion is required as of December 31, 2012. Pursuant to ASC Topic 740, we do not specifically identify the valuation allowance with individual categories. However, we estimate that $1.0 billion and $43.2 million of the December 31, 2012 valuation allowance are related to federal net operating losses and non-life realized capital losses, respectively. We also estimate that approximately $280 million and $640 million of the December 31, 2012 valuation allowance are related to non-life subgroup deferred amounts and life subgroup deferred amounts, respectively. The remaining balance of the valuation allowance is attributable to various items including losses in SLDI, our Cayman Islands insurance subsidiary, state taxes, and other deferred tax assets.

The deferred tax valuation allowance as of March 31, 2013 was $3.1 billion. We estimate that approximately $1.1 billion, $43 million, $275 million and $545 million were related to federal net operating losses, non-life realized capital losses, non-life subgroup deferred amounts and life subgroup deferred amounts, respectively. The remaining balance was attributable to various items including losses in SLDI, our Cayman Islands insurance subsidiary, state taxes, and other deferred tax assets. We also estimated that the deferred tax asset associated with life subgroup deferred amounts, as of March 31, 2013, was approximately $625 million, excluding the valuation allowance.

As of December 31, 2012, we have recognized $652.0 million deferred tax assets based on tax planning related to unrealized gains on investment assets. This tax planning strategy supports recognition of deferred tax assets which have been provided on deductible temporary differences. Future changes, such as interest rate movements or an ownership change under Section 382 of the Internal Revenue Code (discussed below), can adversely impact this tax planning strategy. To the extent unrealized gains decrease or to the extent loss utilization is limited, the tax benefit will be reduced by increasing the tax valuation allowance.

As of December 31, 2012, we had approximately $2.9 billion of federal NOLs and $0.1 billion of capital loss carryforwards, which expire as follows (the deferred tax asset and offsetting valuation allowances, if any, are also presented):

($ in millions)
Expiration	Life Ordinary Losses	Non-Life Ordinary Losses	Life Capital Losses	Non-Life Capital Losses	Total Carryforward
2013	$—	$—	$—	$(24.9)	$(24.9)
2014	—	—	—	(41.0)	(41.0)
2015	—	—	—	(7.6)	(7.6)
2016	—	—	—	—	—
2017	—	(3.2)	—	(49.9)	(53.1)
2018	—	(5.3)	—	—	(5.3)
2019	—	(8.2)	—	—	(8.2)
2020	—	(24.9)	—	—	(24.9)
2021	—	(59.0)	—	—	(59.0)
2022	—	(7.2)	—	—	(7.2)
2023	(172.1)	(89.4)	—	—	(261.5)
2024	—	—	—	—	—
2025	(178.7)	(510.1)	—	—	(688.8)
2026	(188.7)	(355.0)	—	—	(543.7)
2027	—	(168.4)	—	—	(168.4)
2028	—	(214.2)	—	—	(214.2)
2029	—	(411.5)	—	—	(411.5)
2030	—	(379.2)	—	—	(379.2)
2031	—	(59.8)	—	—	(59.8)
2032	—	(112.1)	—	—	(112.1)

Total losses	$(539.5)	$(2,407.5)	$—	$(123.4)	$(3,070.4)

Gross deferred tax asset	$188.8	$842.6	$—	$43.2	$1,074.6
Valuation allowance	188.8	842.6	—	43.2	1,074.6

Deferred tax asset on losses	$—	$—	$—	$—	$—

The current level of and assumptions related to the valuation allowances have implications for our future tax provisions. First, to the extent we have future book pre-tax losses, additional valuation allowances will most likely be provided to offset the majority of the deferred tax assets created. Second, to the extent we have future book pre-tax income, valuation allowances will most likely be released in the near term to offset the majority of the deferred tax liabilities created. Third, to the extent income is sustained for a period of time in the future, we may be able to consider future taxable income to support deferred tax assets. This may result in a release of significant valuation allowances. These changes in the valuation allowance could have a significant impact on earnings in the future.

Section 382 imposes limitations on a corporation’s ability to use its NOLs when we undergo an ownership change (See “Risk Factors—Risks Related to Our Business—General—We expect that our ability to use beneficial U.S. tax attributes will be subject to limitations.”). As of March 31, 2013, we have not recorded a valuation allowance giving specific consideration to a Section 382 ownership change event because the ultimate divestiture by ING Group of its interest in ING U.S., Inc. has not occurred. If ING Group were to divest its interest in ING U.S., Inc. in a manner such that Section 382 does apply, additional valuation allowances may be required. We are uncertain as to the ultimate financial impact of a reduction of the deferred tax asset resulting from an ownership change. However, using amounts available as of March 31, 2013, we estimate that the deferred tax asset that would potentially be subject to an additional valuation allowance is approximately $90 million to $220 million (mainly as a result of built-in losses), which could change following the final Section 382 calculations. The actual impact on the valuation allowance is dependent mainly on the level of unrealized capital gains and losses at the time of the ownership change, the calculated Section 382 limitation, the estimated reversal pattern of the capital losses supported by tax planning strategies, the estimated reversal pattern of the unrealized capital gains comprising the tax planning strategies, the estimated reversal pattern of the unrealized capital losses subject to the built in loss rules and the level of the valuation allowance otherwise held prior to the 382 event. The actual impact may be materially different from this estimate. The amounts described above are based solely on data and assumptions as of March 31, 2013.

Tax Contingencies

In establishing unrecognized tax benefits, we determine whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. We also consider positions which have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in our Consolidated Financial Statements. We measure the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with a taxing authority that has full knowledge of all relevant information.

Changes in Law

Certain changes or future events, such as changes in tax legislation, geographic mix of earnings and completion of tax audits, planning opportunities, and expectations about future outcomes could have an impact on our estimates of valuation allowances, deferred taxes, tax provisions, and effective tax rates.

For example, a reduction in the corporate tax rate would most likely result in a tax benefit based on the fact that, as of December 31, 2012, we have a deferred tax liability. Conversely, an increase in the corporate tax rate would most likely result in an additional tax expense.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets, and actual or possible claims and assessments. Amounts related to loss contingencies involve considerable judgments and are accrued if it is probable that a loss has been incurred and the amount can be reasonably estimated. Reserves are established reflecting management’s best estimate, reviewed on a quarterly basis and revised as additional information becomes available. When a loss contingency is reasonably possible, but not probable, disclosure is made of management’s best estimate of possible loss, or the range of possible loss, or a statement is made that such an estimate cannot be made.

We are involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against us sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. It is not always possible to accurately estimate the outcome of such lawsuits/arbitrations. Therefore, changes to such estimates could be material. As facts and circumstances change, our estimates are revised accordingly. Our reserves reflect management’s best estimate of the ultimate resolution.

Employee Benefits Plans

We sponsor defined benefit pension and other postretirement benefit plans covering eligible employees, sales representatives, and other individuals. The net periodic benefit cost and projected benefit obligations are calculated based on assumptions such as the discount rate, rate of return on plan assets, rates of future compensation increases, and health care cost trend rates. These assumptions require considerable judgment, are subject to considerable variability and are established using management’s best estimate. Actual results could vary significantly from assumptions based on changes such as economic and market conditions, demographics of participants in the plans, and amendments to benefits provided under the plans. Differences between the expected return and the actual return on plan assets and all other actuarial changes, which could be significant, are immediately recognized in the Consolidated Statements of Operations.

Beginning January 1, 2012, the ING Americas Retirement Plan (the “Retirement Plan”) began using a cash balance pension formula instead of a final average pay (“FAP”) formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company’s employ. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan’s current FAP formula to the cash balance pension formula. Under ASC Topic 715 requirements, the impact of the change in the Retirement Plan was recognized upon Board approval on November 10, 2011, resulting in an $83.6 million decrease to the benefit obligation.

Sensitivity

The discount rate and expected rate of return assumptions relating to our defined benefit pension and other postretirement benefit plans have historically had the most significant effect on our net periodic benefit costs and the projected and accumulated projected benefit obligations associated with these plans.

The discount rate is based upon current market information provided by plan actuaries. The discount rate modeling process involves selecting a portfolio of high quality, non-callable bonds that will match the cash flows of the Retirement Plan. The weighted average discount rate in 2012 for the net periodic benefit cost was 4.59%. Due to the curtailment of the Retirement Plan as a result of the Cognizant transaction (see “Business—Employees” for a description of the Cognizant transaction), we remeasured the Retirement Plan’s assets and liabilities using a discount rate of 4.25% on August 16, 2012. See the Note for Employee Benefit Arrangements in our Consolidated Financial Statements for details regarding the Cognizant transaction and the related Retirement Plan remeasurement.

The discount rate for determining the projected benefit obligation and accumulated projected benefit obligation as of December 31, 2012 was 4.05%. As of December 31, 2012, the sensitivities of the effect of an increase or decrease in the discount rate are as presented below:

($ in millions)	Increase (Decrease) in Net Periodic Benefit Cost—Pension Plans	Increase (Decrease) in Net Periodic Benefit Cost—Other Postretirement Benefits
Increase in discount rate by 100 basis points	$(295.7)	$(2.6)
Decrease in discount rate by 100 basis points	375.5	3.0

($ in millions)	Increase (Decrease) in Pension Benefit Obligation	Increase (Decrease) in Accumulated Postretirement Benefit Obligation
Increase in discount rate by 100 basis points	$(293.7)	$(2.8)
Decrease in discount rate by 100 basis points	374.0	3.3

The expected rate of return considers the asset allocation, historical returns on the types of assets held, and the current economic environment. Based on these factors, we expect that the assets will earn an average percentage per year over the long term. This estimation is based on an active return on a compound basis, with a reduction for administrative expenses and non-ING investment manager fees paid from the assets. For estimation purposes, we assume the long-term asset mix will be consistent with the target allocation. Changes on the asset mix could impact the amount of recorded pension income or expense, the funded status of the Retirement Plan, and the need for future cash contributions.

The expected rate of return for 2012 was 7.5% (net of expenses) for the Retirement Plan. The expected rate of return assumption is only applicable to this plan as assets are not held by any of the other pension and other postretirement plans.

As of December 31, 2012, the effect of an increase or decrease in the actual rate of return on the net periodic benefit cost is presented in the table below:

($ in millions)	Increase (Decrease) in Net Periodic Benefit Cost—Pension Plans
Increase in actual rate of return by 100 basis points	$(12.3)
Decrease in actual rate of return by 100 basis points	12.3

For more information related to our employee benefit plans, see the Note for Employee Benefit Arrangements in our Consolidated Financial Statements.

Impact of New Accounting Pronouncements

For information regarding the impact of new accounting pronouncements, see the Note for Business, Basis of Presentation and Significant Accounting Policies in our Consolidated Financial Statements.

Qualitative and Quantitative Disclosure About Market Risk

Market risk is the risk that our consolidated financial position and results of operations will be affected by fluctuations in the value of financial instruments. We have significant holdings in financial instruments and are naturally exposed to a variety of market risks. The main market risks we are exposed to include credit risk, interest rate risk and equity market price risk. We do not have material market risk exposure to “trading” activities in our Consolidated Financial Statements.

Risk Management

As a financial services company active in Retirement, Investment Management and Insurance, taking measured risks is part of our business. As part of our effort to ensure measured risk taking, we have integrated risk management in our daily business activities and strategic planning.

We place a high priority to risk management and risk control. We have comprehensive risk management and control procedures in place at all levels and have established a dedicated risk management function with responsibility for the formulation of our risk appetite, strategies, policies and limits. The risk management function is also responsible for monitoring our overall market risk exposures and provides review, oversight and support functions across us on risk-related issues.

Our risk appetite is aligned with how our businesses are managed and anticipates future regulatory developments. In particular, our risk appetite is aligned with regulatory capital requirements applicable to other regulated insurance subsidiaries as well as metrics that are aligned with various ratings agency models.

Our risk governance and control systems enable us to identify, control, monitor and aggregate risks and provide assurance that risks are being measured, monitored and reported adequately and effectively. To promote measured risk taking, we have integrated risk management with our business activities and strategic planning through a strategy to manage risk in accordance with the following three principles:

1.	Management of the businesses has primary responsibility for the day-to-day management of risk and forms the first line of defense.

2.	The risk management function, both at the corporate and the business level, as the second line of defense, has the primary responsibility to align risk taking with strategic planning through risk tolerance and limit setting. Risk managers in the businesses have direct reporting lines to the Chief Risk Officer (“CRO”).

3.	The internal audit function provides an ongoing independent (i.e. outside of the risk organization) and objective assessment of the effectiveness of internal controls, including financial and operational risk management and forms the third line of defense.

Our risk management is organized along a functional line comprising two levels within the organization: the corporate and business levels. The CRO heads the functional line, and each of the businesses has a similar function that reports to the CRO. This layered, functional approach is designed to promote consistent application of guidelines and procedures, regular reporting and appropriate communication vertically through the risk management function, as well as to provide ongoing support for the business. The scope, roles, responsibilities and authorities of the risk management function at different levels are described in an Insurance Risk Management Governance Framework to which all businesses must adhere.

Our Risk Committee discusses and approves all risk policies and reviews and approves risks associated with our activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks. Each business has an Asset-Liability Committee that reviews business specific risks and is governed by the Risk Committee.

We have implemented several limit structures to manage risk. Examples include, but are not limited to, the following:

•

At-risk limits on sensitivities of earnings and regulatory capital to the capital markets provide the fundamental framework to manage capital markets risks including the risk of asset / liability mismatch;

•	Duration and convexity mismatch limits;

•	Credit risk concentration limits;

•	Mortality concentration limits;

•	Catastrophe and mortality exposure retention limits for our insurance risk; and

•	Investment and derivative guidelines.

We manage our risk appetite based on two key risk metrics:

•

Regulatory and Rating Agency Capital Sensitivities: the potential reduction, under a moderate capital markets stress scenario, of the excess of available statutory capital above the minimum required under the NAIC regulatory RBC methodology and of our targeted rating agency capital position; and

•

Earnings Sensitivities: the potential reduction in results of operations under a moderate capital markets stress scenario. Maintaining a consistent level of earnings helps us to finance our operations, support our capital requirements and provide funds to pay dividends to stockholders.

Our risk metrics cover the most important aspects in terms of performance measures where risk can materialize and are representative of the regulatory constraints to which our business is subject. The sensitivities for earnings and statutory capital are important metrics since they provide insight into the level of risk we take under ‘moderate stress’ scenarios. They also are the basis for internal risk management.

We are also subject to cash flow stress testing pursuant to regulatory requirements. This analysis measures the effect of changes in interest rate assumptions on asset and liability cash flows. The analysis includes the effects of:

•	the timing and amount of redemptions and prepayments in our asset portfolio;

•	our derivative portfolio;

•	death benefits and other claims payable under the terms of our insurance products;

•	lapses and surrenders in our insurance products;

•	minimum interest guarantees in our insurance products; and

•	book value guarantees in our insurance products.

We evaluate any shortfalls that our cash flow testing reveals and if needed increase statutory reserves or adjust portfolio management strategies.

Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, financial indices, or other prices of securities or commodities. Derivatives include swaps, futures, options and forward contracts. Under U.S. insurance statutes, our insurance subsidiaries may use derivatives to hedge market values or cash flows of assets or liabilities; to replicate cash market instruments; and for certain limited income generating activities. Our insurance subsidiaries are generally prohibited from using derivatives for speculative purposes. References below to hedging and hedge programs refer to our process of reducing exposure to various risks. This does not mean that the process necessarily results in hedge accounting treatment for the respective derivative instruments. To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item and meet other specific requirements. Effectiveness of the hedge is assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. The ineffective portion of a hedging relationship subject to hedge accounting is recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Market Risk Related to Interest Rates

We define interest rate risk as the risk of an economic loss due to adverse changes in interest rates. This risk arises from our holdings in interest sensitive assets and liabilities, primarily as a result of investing life insurance premiums, fixed annuity and guaranteed investment contract deposits received in interest-sensitive assets and carrying these funds as interest-sensitive liabilities. We are also subject to interest rate risk on our variable annuity business, as a sustained decline in interest rates or a prolonged period of low interest rates may subject us to higher cost of guaranteed benefits and increased hedging costs.

We use product design, pricing and ALM strategies to reduce the adverse effects of interest rate movement. Product design and pricing strategies can include the use of surrender charges, withdrawal restrictions and the ability to reset credited interest rates. ALM strategies can include the use of derivatives and duration and convexity mismatch limits. See “Risk Factors—Risks Related to Our Business—General—The level of interest rates may adversely affect our profitability, particularly in the event of a continuation of the current low interest rate environment.”

Derivatives strategies include the following:

•

Minimum Interest Rate Guarantees. For certain liability contracts, we provide the contract holder a guaranteed minimum interest rate. These contracts include certain fixed annuities and other insurance liabilities. We purchase interest rate floors, swaps and swaptions to reduce risk associated with these liability guarantees.

•

Book Value Guarantees in Stable Value Contracts. For certain stable value contracts, the contract holder and participants may surrender the contract for the account value even if the market value of the asset portfolio is in an unrealized loss position. We purchase derivatives including interest rate caps, swaps and swaptions to reduce the risk associated with this type of guarantee.

•

Interest Risk Related to Variable Annuity Guaranteed Living Benefits. For Variable Annuity contracts with Guaranteed Living benefits, the contract holder may elect to receive income benefits over the remainder of their lifetime. We use derivatives such as interest rate swaps to hedge a portion of the interest rate risk associated with this type of guarantee.

•

Other Market Value and Cash Flow Hedges. We also use derivatives in general to hedge present or future changes in cash flows or market value changes in our assets and liabilities. We use derivatives such as interest rate swaps to specifically hedge interest rate risks associated with our CMO-B portfolio, see “Investments—CMO-B Portfolio.”

We assess interest rate exposures for financial assets, liabilities and derivatives using hypothetical test scenarios that assume either increasing or decreasing 100 basis point parallel shifts in the yield curve, reflecting changes in either credit spreads or risk-free rates. The following tables present the net estimated potential change in fair value from hypothetical 100 basis point upward and downward shifts in interest rates as of both March 31, 2013 and December 31, 2012. While the test scenarios are for illustrative purposes only and do not reflect our expectations regarding future interest rates or the performance of fixed-income markets, they are a near-term, reasonably possible hypothetical change that illustrates the potential impact of such events. These tests do not measure the change in value that could result from non-parallel shifts in the yield curve. As a result, the actual change in fair value from a 100 basis point change in interest rates could be different from that indicated by these calculations.

	As of March 31, 2013
	Notional	Fair Value(1)	Hypothetical Change in Fair Value(2)
($ in millions)			+100 Basis Points Yield Curve Shift	-100 Basis Points Yield Curve Shift
Financial assets with interest rate risk:
Fixed maturity securities, including securities pledged	$—	$75,073.4	$(4,884.4)	$4,801.3
Equity securities, available for sale	—	282.3	(5.6)	5.1
Commercial mortgage and other loans	—	9,215.2	(360.2)	307.9
Derivatives:
Interest rate swaps, caps, forwards	72,899.7	387.3	(1,051.4)	1,344.4

Financial liabilities with interest rate risk:
Investment contracts:
Funding agreements without fixed maturities and deferred annuities(3)	—	55,996.7	(4,070.7)	4,980.9
Funding agreements with fixed maturities and GICs	—	3,826.2	(153.6)	158.4
Supplementary contracts and immediate annuities	—	3,473.5	(188.7)	215.6
Long-term debt	—	3,677.2	(172.6)	188.8
Embedded derivatives on reinsurance	—	154.8	(78.6)	77.0
Guaranteed benefit derivatives(3):
FIA	—	1,561.7	(89.9)	90.5
GMAB / GMWB / GMWBL	—	1,628.6	(752.4)	959.4
Stabilizer and MCGs	—	78.0	(72.0)	119.0

(1)	Separate account assets and liabilities which are interest sensitive are not included herein as any interest rate risk is borne by the holder of separate account.
(2)	(Decrease) in assets or (decrease) in liabilities are presented in parentheses. Increases in assets or increases in liabilities are presented without parentheses.
(3)	Certain amounts included in Funding agreements without fixed maturities and deferred annuities section are also reflected within the Guaranteed benefit derivatives section of the tables above.

	As of December 31, 2012
	Notional	Fair Value(1)	Hypothetical Change in Fair Value(2)
($ in millions)			+100 Basis Points Yield Curve Shift	-100 Basis Points Yield Curve Shift
Financial assets with interest rate risk:
Fixed maturity securities, including securities pledged	$—	$75,287.1	$(4,884.4)	$4,724.7
Equity securities, available for sale	—	340.1	(7.8)	7.3
Commercial mortgage and other loans	—	8,954.8	(349.2)	291.9
Loan-Dutch State obligation	—	—	—	—
Derivatives:
Interest rate swaps, caps, forwards	71,010.3	635.1	(1,013.3)	1,283.0

Financial liabilities with interest rate risk:
Investment contracts:
Funding agreements without fixed maturities and deferred annuities(3)	—	56,851.0	(4,233.3)	5,237.7
Funding agreements with fixed maturities and GICs	—	3,671.0	(156.1)	162.4
Supplementary contracts and immediate annuities	—	3,482.3	(193.4)	221.3
Long-term debt	—	3,386.2	(131.9)	146.2
Embedded derivatives on reinsurance	—	169.5	(82.2)	80.4
Guaranteed benefit derivatives(3):
FIA	—	1,434.3	(85.0)	85.0
GMAB / GMWB / GMWBL	—	2,035.4	(835.0)	1,050.0
Stabilizer and MCGs	—	102.0	(86.0)	130.0

(1)	Separate account assets and liabilities which are interest sensitive are not included herein as any interest rate risk is borne by the holder of separate account.
(2)	(Decrease) in assets or (decrease) in liabilities are presented in parentheses. Increases in assets or increases in liabilities are presented without parentheses.
(3)	Certain amounts included in Deferred annuities section are also reflected within the Guaranteed benefit derivatives section of the tables above.

Market Risk Related to Equity Market Prices

Our Closed Block Variable Annuity products, FIA products and general account equity securities are significantly influenced by global equity markets. Increases or decreases in equity markets impact certain assets and liabilities related to our variable products and our earnings derived from those products. Our variable products include variable annuity contracts and variable life insurance.

We assess equity risk exposures for financial assets, liabilities and derivatives using hypothetical test scenarios that assume either an increase or decrease of 10% in all equity market benchmark levels. The following tables present the net estimated potential change in fair value from an instantaneous increase and decrease in all equity market benchmark levels of 10% as of both March 31, 2013 and December 31, 2012. In calculating these amounts, we exclude separate account equity securities related to products for which the investment risk is borne primarily by the separate account contract holder rather than by us. While the test scenarios are for illustrative purposes only and do not reflect our expectations regarding future the performance of equity markets, they are near-term, reasonably possible hypothetical changes that illustrate the potential impact of such events. These scenarios consider only the direct effect on fair value of declines in equity benchmark market levels and not changes in asset-based fees recognized as revenue, changes in our estimates of total gross profits used as a basis for amortizing DAC/VOBA, other intangibles and other costs, or changes in any other assumptions such as market volatility or mortality, utilization or persistency rates in variable contracts that could also impact the fair value of our living benefits features. In addition, these scenarios do not reflect the effect of basis risk, such as potential differences in the performance of the investment funds underlying the variable annuity products relative to the equity market benchmark we use as a basis for developing our hedging strategy. The impact of basis risk could result in larger differences between the change in fair value of the equity-based derivatives and the related living benefit features, in comparison to the hypothetical test scenarios.

	As of March 31, 2013
	Notional	Fair Value	Hypothetical Change in Fair Value(1)
($ in millions)			+10% Equity Shock	-10% Equity Shock
Financial assets with equity market risk:
Equity securities, available for sale	$—	$282.3	$26.8	$(26.8)
Limited liability partnerships/corporations	—	468.5	27.3	(27.3)
Derivatives:
Equity futures and total return swaps(2)	10,787.4	(47.0)	(1,078.7)	1,078.7
Equity options	3,147.7	120.7	58.7	(67.4)
Financial liabilities with equity market risk:
Investment contracts:
Guaranteed benefit derivatives
FIA	—	1,561.7	87.7	(171.8)
GMAB / GMWB/ GMWBL	—	1,628.6	(262.6)	348.9

(1)	(Decreases) in assets or (decreases) in liabilities are presented in parentheses. Increases in assets or increases in liabilities are presented without parentheses.
(2)	Primarily related to Closed Block Variable Annuity hedging programs.

	As of December 31, 2012
	Notional	Fair Value	Hypothetical Change in Fair Value(1)
($ in millions)			+10% Equity Shock	-10% Equity Shock
Financial assets with equity market risk:
Equity securities, available for sale	$—	$340.1	$33.0	$(33.0)
Limited liability partnerships/corporations	—	465.1	27.9	(27.9)
Derivatives:
Equity futures and total return swaps(2)	11,766.6	(200.0)	(1,176.7)	1,176.7
Equity options	3,123.8	68.3	40.2	(19.7)
Financial liabilities with equity market risk:
Guaranteed benefit derivatives
FIA	—	1,434.3	108.0	(158.0)
GMAB / GMWB/ GMWBL	—	2,035.4	(296.0)	373.0

(1)	(Decrease) in assets or (decrease) in liabilities are presented in parentheses. Increases in assets or increases in liabilities are presented without parentheses.
(2)	Primarily related to Closed Block Variable Annuity hedging programs.

Market Risk Related to Closed Block Variable Annuity

Closed Block Variable Annuity Net Amount at Risk (“NAR”)

The NAR for the GMDB, GMAB and GMWB benefits is equal to the guaranteed value of these benefits in excess of the account values in each case as of the date indicated. The NAR assumes utilization of benefits by all customers as of the date indicated.

The NAR for the GMIB and GMWBL benefits is equal to the excess of the present value of the minimum guaranteed annuity payments available to the contract owner over the current account value. It assumes that all policyholders exercise their benefit immediately, even if they have not yet attained the first exercise date shown in their contracts, and that there are no future lapses. The NAR assumes utilization of benefits by all customers as of the date indicated. This hypothetical immediate exercise of the benefit means that the customers give up any future increase in the guaranteed benefit that might accrue if they were to delay exercise to a later date. The discount rates used in the GMIB NAR methodology grade from current U.S. Treasury rates to long-term best estimates over ten years. The GMWBL NAR methodology uses current swap rates. The discounting for GMWBL and GMIB NAR was developed to be consistent with the methodology for the establishment of GAAP reserves.

The account values and NAR, both gross and net of reinsurance (“retained NAR”), of contract owners by type of minimum guaranteed benefit for retail variable annuity contracts are presented below as of March 31, 2013.

($ in millions, unless otherwise indicated)	As of March 31, 2013
	Account Value(1)	Gross NAR	Retained NAR		% Contracts NAR In-the- Money(2)	% NAR In- the-Money(3)
GMDB	$43,846	$6,915	$6,105		50%	26%
Living Benefit
GMIB	15,482	3,029	3,029	(4)	81%	19%
GMWBL	16,075	1,293	1,293		48%	15%
GMAB/GMWB	1,043	32	32		18%	16%

Living Benefit Total	32,600	4,354	4,354

(1)	Account value excludes $702 million of Payout, Policy Loan and life insurance business which is included in consolidated account values.
(2)	Percentage of contracts that have a NAR greater than zero.
(3)	For contracts with a NAR greater than zero, % NAR In-the-Money is defined as NAR/(NAR + Account Value).
(4)	An alternate discounting approach using the currently applicable U.S. statutory reserve valuation rate for immediate annuities of 4.25% produces a result with a value of $2.0 billion.

As of the date indicated above, compared to $4.4 billion of NAR, we held gross statutory reserves before reinsurance of $5.3 billion for living benefit guarantees; of this amount, $5.2 billion was ceded to SLDI, supported by assets in trust of $3.2 billion with the remaining in LOCs. However, NAR and statutory reserves are not directly comparable measures. Our GAAP reserves for living benefit guarantees were $2.8 billion as of March 31, 2013.

For a discussion of our GAAP reserves calculation methodology, see section Future Policy Benefits and Contract Owner Accounts in the Business and Basis of Presentation and Significant Accounting Policies Note in our Consolidated Financial Statements in this Prospectus.

Hedging of Variable Annuity Guaranteed Benefits

We primarily mitigate variable annuity market risk exposures through hedging. Market risk arises primarily from the minimum guarantees within the variable annuity products, whose economic costs are primarily dependent on future equity market returns, interest rate levels, equity volatility levels and policyholder behavior. The variable annuity hedging program is used to mitigate our exposure to equity market and interest rate changes and seek to ensure that the required assets are available to satisfy future death benefit and living benefit obligations. While the variable annuity guarantee hedge program does not explicitly hedge statutory or GAAP reserves, as markets move up or down, in aggregate the returns generated by the variable annuity hedge program will significantly offset the statutory and GAAP reserve changes due to market movements.

The objective of the guarantee hedging program is to offset changes in equity market returns for most minimum guaranteed death benefits and all guaranteed living benefits, while also providing interest rate protection for certain minimum guaranteed living benefits. We hedge the equity market exposure using a hedge target set using market consistent valuation techniques for all guaranteed living benefits and most death benefits. We also hedge the interest rate risk in our GMWB/GMAB/GMWBL blocks using a market consistent valuation hedge target. We do not hedge interest rate risks for our GMIB or GMDB primarily because doing so would result in volatility in our regulatory reserves and rating agency capital that exceeds our tolerances and, secondarily, because doing so would produce additional volatility in our GAAP financial statements.

Equity index futures on various equity indices are used to mitigate the risk of the change in value of the policyholder-directed separate account funds underlying the variable annuity contracts with minimum guarantees. A dynamic trading program is utilized to seek replication of the performance of targeted fund groups (i.e., the fund groups that can be covered by indices where liquid futures markets exist).

Total return swaps are also used to mitigate the risk of the change in value of certain policyholder directed separate account funds. These include fund classes such as emerging markets and real estate. They may also be used instead of futures of more liquid indices where it may be deemed advantageous. This hedging strategy is employed at our discretion based on current risk exposures and related transaction costs.

Interest rate swaps are used to mitigate the impact of interest rates changes on the economic liabilities associated with certain minimum guaranteed living benefits.

Variance swaps and equity options are used to mitigate the impact of changes in equity volatility on the economic liabilities associated with certain minimum guaranteed living benefits. This program began in the second quarter of 2012.

Foreign exchange forwards are used to mitigate the impact of policyholder-directed investments in international funds with exposure to fluctuations in exchange rates of certain foreign currencies. Rebalancing is performed based on pre-determined notional exposures to the specific currencies.

Closed Block Variable Annuity Capital Hedge Overlay Program

Variable annuity guaranteed benefits are hedged based on their economic or fair value; however, the statutory reserves are not based on a market value. When equity markets decrease, the statutory reserve and rating agency required assets for the variable annuity guaranteed benefits can increase more quickly than the value of the derivatives held under the guarantee hedging program. This causes regulatory reserves to increase and rating agency capital to decrease. To protect the residual risk to regulatory and rating agency capital in a decreasing equity market, we implemented the use of a static capital hedge in 2008. In 2010, we shifted to the dynamic CHO program. The current CHO strategy is intended to actively mitigate equity risk to the regulatory and rating agency capital of the Company. The hedge is executed through the purchase and sale of equity index futures and is designed to limit the uncovered reserve increase in an immediate down equity market scenario to an amount we believe prudent for a company of our size and scale. This amount will change over time with market movements, changes in regulatory and rating agency capital, available collateral and our risk tolerance.

The following table presents the estimated net impacts to funding our regulatory reserves to our Closed Block Variable Annuity segment, after giving effect to our CHO program and the Variable Annuity guarantee hedge program for various shocks in equity markets and interest rates. This reflects the hedging we had in place as well as any collateral (in the form of LOC) or change in underlying asset values that would be used to achieve credit for reinsurance for the segment of liabilities reinsured to our Cayman Islands subsidiary at the close of business on March 31, 2013 in light of our determination of risk tolerance and available collateral at that time, which, as noted above, may change from time to time.

	As of March 31, 2013
($ in millions)	Equity Market (S&P 500)						Interest Rates
	-25%	-15%	-5%	+5%	+15%	+25%	-1%	+1%
Decrease/(increase) in regulatory reserves	$(4,150)	$(2,400)	$(750)	$750	$2,000	$2,900	$(1,850)	$1,050
Hedge gain/(loss) immediate impact	3,400	1,800	500	(500)	(1,250)	(1,850)	1,250	(950)
Increase/(decrease) in Market Value of Assets	—	—	—	—	—	—	200	(200)
Increase/(decrease) in LOCs	750	600	250	(250)	(450)	(450)	400	—

Net impact	—	—	—	—	300	600	—	(100)

The foregoing sensitivities illustrate the estimated impact of the indicated shocks beginning on the first market trading day following March 31, 2013 and give effect to dynamic rebalancing over the course of the shock event. The estimates of equity market shocks reflect a shock to all equity markets, domestic and global, of the same magnitude. The estimates of interest rate shocks reflect a shock to rates at all durations (a “parallel” shift in the yield curve). Decrease / (increase) in regulatory reserves includes statutory reserves for policyholder account balances, AG43 reserves and additional cash flow testing reserves related to the Closed Block Variable Annuity segment. Hedge Gain / (Loss) includes both the Variable Annuity guarantee hedge program and the CHO and assumes that hedge positions can be rebalanced during the market shock and that the performance of the derivative contracts closely matches the performance of the contract owner’s variable fund returns. Increase / (decrease) in LOCs indicates the change in the amount of LOCs used to provide credit for reinsurance at those times when the assets backing the reinsurance liabilities may be less than the statutory reserve requirement. As of March 31, 2013 the amount of LOCs required for this purpose, excluding the contingent capital facility, was approximately $425.0 million and the actual amount of the available LOCs outstanding was approximately $1.2 billion. Increase / (decrease) in Market Value of Assets is the estimated potential change in market value of assets supporting the segment of liabilities reinsured to our Cayman Island subsidiary from 100 basis point upward and downward shifts in interest rates. Results of an actual shock to equity markets or interest rates would likely differ from the above illustration due to issues such as ‘basis risk’ (differences in the performance of the derivative contracts versus the contract owner variable fund returns), equity shocks not occurring uniformly across all equity markets, variance in market volatility versus what is assumed, combined effects of interest rates and equities, additional impacts from rebalancing of hedges, the effects of time and changes in assumptions or methodology that affect reserves or hedge targets. Additionally, estimated net impact sensitivities vary over time as the market and closed book of business evolve or if assumptions or methodologies that affect reserves or hedge targets are refined.

For the three months ended March 31, 2013, our guarantee and overlay equity hedges resulted in a loss of approximately $1.0 billion for ING USA, which was more than offset by the impact of the equity market decrease in AG43 reserves in excess of reserves for cash surrender value of approximately $1.1 billion for ING USA. Change in statutory reserves due to equity and equity hedges for ING USA reflects non-affiliated reinsurance for variable annuity policies, but not the affiliated reinsurance transaction associated with the GMIB and GMWBL riders. Substantially all of the Closed Block Variable Annuity business was written by ING USA. In addition to equity hedge results and change in reserves due to the impact of equity market movements, statutory income includes fee income, investment income and other income offset by benefit payments, operating expenses and other costs as well as impacts to reserves and hedges due to effects of time and other market factors.

With respect to change in interest rates, regulatory reserves generally increase with decreasing rates and decrease with increasing rates, which is significantly offset by the change in value of the Variable Annuity Guarantee Hedging Program interest rate swaps.

As GAAP accounting differs from the methods used to determine regulatory reserves and rating agency capital requirements, our hedge programs may result in immediate impacts that may be lower or higher than the regulatory impacts illustrated above. The following table presents the estimated net impacts to GAAP earnings pre-tax in our Closed Block Variable Annuity segment, which is the sum of the increase or decrease in U.S. GAAP reserves and the hedge gain or loss from our CHO program and the Variable Annuity Guarantee Hedge program for various shocks in both equity markets and interest rates. This reflects the hedging we had in place at the close of business on March 31, 2013 in light of our determination of risk tolerance at that time, which, as noted above, we adjust from time to time.

	As of March 31, 2013
($ in millions)	Equity Market (S&P 500)						Interest Rates
	-25%	-15%	-5%	+5%	+15%	+25%	-1%	+1%
Total estimated earnings sensitivity	$1,250	$700	$200	$(200)	$(450)	$(700)	$50	$(50)

The foregoing sensitivities illustrate the impact of the indicated shocks on the first market trading day following March 31, 2013 and give effect to dynamic rebalancing over the course of the shock events. The estimates of equity market shocks reflect a shock to all equity markets, domestic and global, of the same magnitude. The estimates of interest rate shocks reflect a shock to rates at all durations (a “parallel” shift in the yield curve). Liabilities are based on GAAP reserves and embedded derivatives, with the latter excluding the effects of nonperformance risk. DAC is amortized on gross revenues which will not be volatile, however, volatility could be driven by loss recognition. Hedge Gain / (Loss) impacting the above estimated earnings sensitivity includes both the Variable Annuity Guarantee Hedge Program and the Capital Hedge Overlay Program and assumes that hedge positions can be rebalanced during the market shock and that the performance of the derivative contracts closely matches the performance of the contract owner’s variable fund returns. Actual results will differ from the estimates above due to issues such as ‘basis risk’ (differences in the performance of the derivative contracts versus the contract owner variable fund returns), changes in non-performance spreads, equity shocks not occurring uniformly across all equity markets, variance in market volatility versus what is assumed, combined effects of interest rates and equities, additional impacts from rebalancing of hedges, the effects of time, and changes in assumptions or methodology that affect reserves or hedge targets. Additionally, estimated net impact sensitivities vary over time as the market and closed book of business evolves, or if changes in assumptions or methodologies that affect reserves or hedge targets are refined. As the closed book of business evolves, actual net impacts are realized, or if changes are made to the target of the hedge program, the sensitivities may vary over time. Additionally, actual results will differ from the above due to issues such as basis risk, market volatility, changes in implied volatility, combined effects of interest rates and equities, rebalancing of hedges in the future, or the effects of time and other variations from the assumptions in the above table.

As part of the capital contribution of SLDI, the sensitivity of both regulatory and rating agency capital to market movements will decline and may cause us to decrease the amount of hedges we hold and therefore, reduce the amount of the hedge gain (loss) and impact the tables presented above. Additionally, decreases in hedge amounts may change the amount of LOCs needed for reinsurance credit. See the Subsequent Events Note to the Condensed Consolidated Financial Statements for additional information related to changes in assets held in trust and termination of contingent capital LOCs.

Hedging of Fixed Indexed Annuity Benefits

We mitigate FIA market risk exposures through a combination of capital market hedging, product design and capital management. For the FIA book of business, these risks stem from the MGIR offered and the additional interest credits (Equity Participation or Interest Rate Participation) based on exposure to various stock market indices or the 3-month LIBOR. The minimum guarantees and stock market exposures are strongly dependent on capital markets and, to a lesser degree, policyholder behavior.

We mitigate this exposure in two ways. The primary way we hedge FIA equity exposure is to purchase over the counter (“OTC”) equity index call options from broker-dealer derivative counterparties who generally have a minimum credit rating of A3 from Moody’s and A- from S&P. The second way to hedge FIA equity exposure is by purchasing exchange traded equity index futures contracts.

Additionally, the credited rate mechanism for certain FIA contracts exposes us to changes in interest rate benchmarks. We mitigate this exposure by purchasing OTC interest rate swaptions from broker-dealer derivative counterparties who generally have a minimum credit rate of A3 from Moody’s and A—from S&P. For each broker-dealer counterparty, our derivative exposure to that counterparty is aggregated with any fixed income exposure to the same counterparty and is maintained within applicable limits.

These hedge programs are limited to the current policy term of the liabilities, based on current participation rates. Future returns, which may be reflected in FIA credited rates beyond the current policy term, are not hedged.

While the FIA hedging program does not explicitly hedge statutory or GAAP income volatility, the FIA hedging program tends to mitigate the statutory and GAAP reserve changes associated with movements in the equity market and 3-month LIBOR. This is due to the fact that a key component in the calculation of statutory and GAAP reserves is the market valuation of the current term embedded derivative. The risk management of the current term embedded derivative is the goal of the FIA hedging program. Due to the alignment of the embedded derivative reserve component with hedging of this same embedded derivative, there should be a match between changes in this component of the reserve and changes in the assets backing this component of the reserve. However, there may be an interim mismatch due to the fact that the hedges which are put in place are only intended to cover exposures expected to remain until the end of an indexing term (e.g., account value decrements during an indexing term associated with expected lapses and mortality are not hedged).

Call options are used to hedge against an increase in various equity indices. An increase in various equity indices may result in increased payments to contract holders of FIA contracts. The call options offset this increased expense.

Futures contracts are also used to hedge against an increase in certain equity indices. An increase in certain equity indices may result in increased payments to contract holders of fixed indexed annuity contracts. The futures contracts offset this increased expense.

Interest rate swaptions are used to hedge against an increase in the interest rate benchmark (currently the 3-month LIBOR). An increase in the interest rate benchmark may result in increased payments to contract holders of FIA contracts. The interest rate swaptions offset this increased expense.

Market Risk Related to Credit Risk

Credit risk is primarily embedded in the general account portfolio. The carrying value of our fixed maturity and equity portfolio totaled $75.4 billion and $75.6 billion as of March 31, 2013 and December 31, 2012, respectively. Our credit risk materializes primarily as impairment losses. We are exposed to occasional cyclical economic downturns, during which impairment losses may be significantly higher than the long-term historical average. This is offset by years where we expect the actual impairment losses to be substantially lower than the long-term average.

Credit risk in the portfolio can also materialize as increased capital requirements as assets migrate into lower credit qualities over time. The effect of rating migration on our capital requirements is also dependent on the economic cycle and increased asset impairment levels may go hand in hand with increased asset related capital requirements.

We manage the risk of default and rating migration by applying disciplined credit evaluation and underwriting standards and prudently limiting allocations to lower quality, higher risk investments. In addition, we diversify our exposure by issuer and country, using rating based issuer and country limits. We also set investment constraints that limit our exposure by industry segment. To limit the impact that credit risk can have on earnings and capital adequacy levels, we have portfolio-level credit risk constraints in place. Limit compliance is monitored on a daily or, in some cases, monthly basis. Limit violations are reported to senior management and we are actively involved in decisions around curing such limit violations.

We also have credit risk related to the ability of reinsurance counterparties to honor their obligations to pay the contract amounts under various agreements. To minimize the risk of credit loss on such contracts, we diversify our exposures among many reinsurers and limit the amount of exposure to each based on credit rating. In addition, most of our largest reinsurance counterparties are required under the various agreements to collateralize their obligations to us which would substantially limit our credit losses in case of a counterparty default. We also generally limit our selection of counterparties with which we do new transactions to those with an “A” credit rating or above. When exceptions are made to that principle, we ensure that we obtain collateral to mitigate our risk of loss. The following table presents our reinsurance recoverable balances, collateral received and credit and financial strength ratings for our 10 largest reinsurance recoverable balances as of December 31, 2012:

($ in millions)	Reinsurance Recoverable	% Collateralized(1)	Financial Strength Rating		Credit Rating
Parent Company/Principal Reinsurers			S&P	Moody’s	S&P	Moody’s
Hannover RE Group	$2,717	85%			AA-	NR
Hannover Re (Ireland) Plc			AA-	NR
Hannover Life Reassurance Co of America			AA-	NR
Hannover Ruckversicherung-AG			AA-	NR
Lincoln National Corp	2,143	98%			A-	Baa2
Lincoln Life & Annuity Company of New York			AA-	A2
Lincoln National Life Insurance Co			AA-	A2
Prudential plc (U.K.)	576	62%			A+	A2
Jackson National Life Insurance Co			AA	A1
Reassure America Life Insurance Company(2)			AA-	A1
Reinsurance Group of America Inc	375	47%			A-	Baa1
RGA Reinsurance Company			AA-	A1
Scottish Re Group Ltd	300	90%			NR	NR
Ballantyne Re Plc			NR	NR
Scottish Re (US) Inc			NR	NR
Swiss Re Ltd	276	0%			AA-	A1
Swiss Re Life & Health America Inc			AA-	A1
Westport Insurance Corp			AA-	A1
Aegon N.V.	235	0%			A-	A3
Transamerica Financial Life Insurance Co			AA-	A1
Transamerica Life Insurance Co			AA-	A1
Assurant Inc	152	7%			BBB	Baa2
Union Security Insurance Co			A-	A3
Munich Re Group	63	0%			AA-	NR
Munich American Reassurance Co.			AA-	NR
Berkshire Hathaway	53	3%			AA+	Aa2
General Re Life Corp			AA+	NR

(1)	Collateral includes letters of credit, assets held in trust and funds withheld.

(2)

On December 31, 2012, Reassure America Life Insurance Company merged into its parent, Jackson National Life Insurance Company. The ratings of Reassure America Life Insurance Company were subsequently withdrawn once the company ceased to exist. The ratings of the parent, Jackson National Life Insurance Company, are AA from S&P and A1 from Moody’s. The reinsurance recoverable was $83.6 million as of December 31, 2012.

In the normal course of business, certain reinsurance recoverables are subject to reviews by the reinsurers. We are not aware of any material disputes arising from these reviews or other communications with the counterparties, and, therefore, as of December 31, 2012, no allowance for uncollectible amounts was recorded.

We also have credit risk related to the ability of our derivatives counterparties to honor their obligations to pay the contract amounts under various agreements. To minimize the risk of credit loss on such contracts, we diversify our exposures among many counterparties and limit the amount of exposure to each based on credit rating. For most counterparties, we have a credit support agreement (“CSA”) in place that would substantially limit our credit losses in case of a counterparty default. Thresholds for collateral posting by a derivative counterparty under a CSA generally range from $0 to $25 million, which, depending on the specific CSA and the rating of the counterparty, would represent the maximum uncollateralized exposure possible for the aggregate of “in the money” derivative transactions with any such counterparty. We also generally limit our selection of counterparties with whom we conduct new transactions to those with an “A” or above credit rating. For derivatives counterparty risk, we measure and monitor our risks daily on a market value basis.

The following table presents the outstanding notional amount of derivatives by contract type as of December 31, 2012:

($ in millions)	As of December 31, 2012 Derivative Notional Amounts
	Exchange Traded	Over The Counter (OTC)	Total Notional
Type of Contract
Credit Contracts	$—	$3,106.0	$3,106.0
Equity Contracts	10,923.4	3,967.0	14,890.4
Foreign Exchange Contracts	—	1,985.8	1,985.8
Interest Rate Contracts	—	71,010.3	71,010.3

Total	$10,923.4	$80,069.1	$90,992.5

The following table presents our exposure by counterparty, including notional amount, fair value and the net exposure as of December 31, 2012, demonstrating that we do not have a concentration of credit risk with our OTC derivative counterparties.

	As of December 31, 2012
	Concentration of OTC Derivative Counterparty
($ in millions)	Notional Amount	Asset Fair Value	Liability Fair Value	OTC Derivative Exposure(1)
OTC Derivative Counterparty
BNP Paribas	$12,002.6	$558.0	$222.5	$21.1
Credit Suisse International	10,843.3	268.2	303.1	0.6
Citibank NA	8,531.3	184.7	132.1	2.4
Goldman Sachs International	7,417.7	440.8	301.1	0.4
Deutsche Bank AG	6,672.3	134.9	107.4	12.4
JP Morgan Chase Bank	6,560.4	190.1	223.2	10.4
Wells Fargo	5,021.4	126.1	52.6	59.4
Morgan Stanley Capital Services LLC	3,968.8	72.0	87.7	2.4
Barclays Bank	3,100.8	104.5	45.0	0.4
Bank of America, NA	2,967.2	12.3	54.3	—
UBS AG	2,453.9	89.7	101.9	21.1
ING Capital Markets	2,144.8	30.6	15.0	0.8
HSBC Bank	1,787.4	35.6	35.0	8.0
Société Générale	1,367.7	14.5	13.4	4.6
The Royal Bank of Scotland PLC	1,265.4	21.9	5.6	10.3
All Other OTC Counterparties	3,964.1	66.4	28.3	59.8

Total OTC Counterparties	$80,069.1	$2,350.3	$1,728.2	$214.1

(1)	Represents net exposure after offsetting derivative assets and liabilities of the same counterparty under enforceable netting agreements and netting of collateral received and posted on a counterparty basis under CSAs.

The following table presents the maturities of our derivatives portfolio and associated notional and fair value as of December 31, 2012:

	As of December 31, 2012
($ in millions)	Volume of Derivative Activities

By Maturity	Notional Amount	Asset Fair Value	Liability Fair Value	Net Fair Value
Over The Counter Contracts:
Within 1 Year	$20,526.0	$65.8	$111.2	$(45.4)
1 Year to 5 Years	27,108.9	301.0	906.5	$(605.5)
5 Years to 10 Years	16,825.0	874.8	473.1	$401.7
10 Years and longer	15,609.2	1,108.7	237.4	$871.3

Total OTC Contracts	80,069.1	2,350.3	1,728.2	622.1
Exchange Traded Contracts	10,923.4	24.2	216.0	(191.8)

Total Derivatives	$90,992.5	$2,374.5	$1,944.2	$430.3

During 2012, net cash settlements under OTC contracts were $75.1 million received and net cash settlements for exchange traded derivatives were $1.5 billion paid. Net realized losses on derivatives for the year ended December 31, 2012, were $26.3 million and $1.7 billion for OTC contracts and exchange traded contracts, respectively.

We use credit derivatives to reduce our exposure to credit-related events as well as taking credit risk. For every subsidiary or internal portfolio, the net notional amount of credit risk taken using credit derivatives is limited to the amount of U.S. Treasury security investments in the same portfolio. We also place a limit on the amount of earnings volatility that these instruments can cause.

INVESTMENTS

Investments for our general account are managed by our wholly owned asset manager, ING Investment Management LLC, pursuant to investment advisory agreements with affiliates. In addition, our internal treasury group manages our holding company liquidity investments, primarily money market funds.

Investment Strategy

Our investment strategy seeks to achieve sustainable risk-adjusted returns by focusing on principal preservation, disciplined matching of asset characteristics with liability requirements and the diversification of risks. Investment activities are undertaken according to investment policy statements that contain internally established guidelines and risk tolerances and in all cases are required to comply with applicable laws and insurance regulations. Risk tolerances are established for credit risk, credit spread risk, market risk, liquidity risk and concentration risk across issuers, sectors and asset types that seek to mitigate the impact of cash flow variability arising from these risks.

Segmented portfolios are established for groups of products with similar liability characteristics. Our investment portfolio consists largely of high quality fixed maturities and short-term investments, investments in commercial mortgage loans, alternative investments and other instruments, including a small amount of equity holdings. Fixed maturities include publicly issued corporate bonds, government bonds, privately placed notes and bonds, ABS, traditional MBS and various CMO tranches managed in combination with financial derivatives as part of a proprietary strategy known as CMO-B.

We use derivatives for hedging purposes to reduce our exposure to the cash flow variability of assets and liabilities, interest rate risk, credit risk and market risk. In addition, we use credit derivatives to replicate exposure to individual securities or pools of securities as a means of achieving credit exposure similar to bonds of the underlying issuer(s) more efficiently.

Since the height of the financial crisis in 2008, we have pursued a substantial repositioning of the investment portfolio aimed at reducing risk, increasing the stability and predictability of returns and pursuing intentional investment risks that are reliant on our core strengths. In the initial stages of the portfolio transition during the financial crisis, sizable shifts in asset allocation occurred over short periods of time including greater than $1.0 billion of reduction in exposure to hedge funds. The repositioning has resulted in a significant decrease in exposure to structured assets, an improvement in the NAIC designation profile of our remaining structured assets and an increase in exposure to public and private investment grade corporate bonds and U.S. Treasury securities.

Over the 2009-2011 period, we significantly reduced our exposure to Non-Agency RMBS and CMBS securities. The most substantial reduction occurred in the Alt-A Back-Up Facility, in which a full credit risk transfer to the Dutch State was realized on 80% of the approximately $4.5 billion par Alt A RMBS portfolio. Over the same period, our exposure to Subprime RMBS and CMBS securities was reduced approximately $2.4 billion and $4.0 billion, respectively, through sales and impairments. The remaining Subprime and CMBS exposure carries a significantly improved NAIC designation profile. Over the same period, we have reduced exposure to financial institutions by approximately $2.0 billion, primarily out of a desire to reduce exposure to risk in the portfolio that is highly correlated with our own business model.

Each of these significant reductions in exposure and the repositioning overall represents our attempt at reducing risk, improving the stability and predictability of our investment returns and leveraging our core strengths.

See the Note for Investments (excluding Consolidated Investment Entities) in our Consolidated Financial Statements.

Portfolio Composition

The following table presents the investment portfolio as of the dates indicated:

($ in millions)	As of March 31, 2013		As of December 31, 2012		As of December 31, 2011
	Carrying Value	%	Carrying Value	%	Carrying Value	%
Fixed maturities, available-for-sale, excluding securities pledged	$70,622.9	76.6%	$70,910.3	74.2%	$67,405.6	72.7%
Fixed maturities, at fair value using the fair value option	2,675.8	2.9%	2,771.3	2.8%	3,010.3	3.3%
Equity securities, available-for-sale	282.3	0.3%	340.1	0.4%	353.8	0.4%
Short-term investments(1)	2,992.1	3.2%	5,991.2	6.3%	3,572.7	3.8%
Mortgage loans on real estate	8,949.4	9.7%	8,662.3	9.1%	8,691.1	9.4%
Loan—Dutch State obligation		—	—	—	1,792.7	1.9%
Policy loans	2,204.4	2.4%	2,200.3	2.3%	2,263.9	2.4%
Limited partnerships/corporations	468.5	0.5%	465.1	0.5%	599.6	0.6%
Derivatives	2,077.0	2.3%	2,374.5	2.5%	2,660.9	2.9%
Other investments	166.7	0.2%	167.0	0.2%	215.1	0.2%
Securities pledged(2)	1,774.7	1.9%	1,605.5	1.7%	2,253.5	2.4%

Total investments	$92,213.8	100.0%	$95,487.6	100.0%	$92,819.2	100.0%

(1)	Short-term investments include investments with remaining maturities of one year or less, but greater than 3 months, at the time of purchase.
(2)	See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources” for information regarding securities pledged.

Fixed Maturities

Total fixed maturities by market sector, including securities pledged, were as presented below as of the dates indicated:

	As of March 31, 2013
($ in millions)	Amortized Cost	% of Total	Fair Value	% of Total
Fixed maturities:
U.S. Treasuries	$5,186.3	7.7%	$5,757.5	7.7%
U.S. government agencies and authorities	642.0	1.0%	709.5	0.9%
State, municipalities and political subdivisions	288.6	0.4%	317.8	0.4%
U.S. corporate securities	34,082.4	50.3%	37,759.9	50.3%
Foreign securities(1)	14,673.2	21.6%	16,110.0	21.5%
Residential mortgage-backed securities	6,431.1	9.5%	7,352.9	9.8%
Commercial mortgage-backed securities	4,301.4	6.3%	4,813.2	6.4%
Other asset-backed securities	2,197.1	3.2%	2,252.6	3.0%

Total fixed maturities, including securities pledged	$67,802.1	100.0%	$75,073.4	100.0%

(1)	Primarily U.S. dollar denominated.

	As of December 31, 2012
($ in millions)	Amortized Cost	% of Total	Fair Value	% of Total
Fixed maturities:
U.S. Treasuries	$5,194.3	7.7%	$5,883.7	7.7%
U.S. government agencies and authorities	645.4	1.0%	724.2	1.0%
State, municipalities and political subdivisions	320.2	0.5%	352.8	0.5%
U.S. corporate securities	32,986.1	49.1%	37,163.9	49.4%
Foreign securities(1)	14,391.2	21.4%	15,984.5	21.2%
Residential mortgage-backed securities	6,684.2	9.9%	7,667.0	10.2%
Commercial mortgage-backed securities	4,438.9	6.6%	4,946.4	6.6%
Other asset-backed securities	2,536.4	3.8%	2,564.6	3.4%

Total fixed maturities, including securities pledged	$67,196.7	100.0%	$75,287.1	100.0%

(1)	Primarily U.S. dollar denominated.

As of March 31, 2013 and December 31, 2012, the average duration of our fixed maturities portfolio, including securities pledged, is between 6.5 to 7 years.

Fixed Maturities Credit Quality—Ratings

The Securities Valuation Office (“SVO”) of the National Association of Insurance Commissioners (“NAIC”) evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called “NAIC designations.” An internally developed rating is used as permitted by the NAIC if no rating is available. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organizations (“ARO”) for marketable fixed maturity securities, called rating agency designations except for certain structured securities as described below. NAIC designations of “1,” highest quality and “2,” high quality, include fixed maturity securities generally considered investment grade by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade by such rating organizations.

The NAIC adopted revised designation methodologies for non-agency residential mortgage-backed securities (“RMBS”), including RMBS backed by subprime mortgage loans reported within ABS and for commercial mortgage-backed securities (“CMBS”). The NAIC’s objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond’s amortized cost to the NAIC’s loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of our RMBS securities carry a NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by us which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, we present the rating of structured securities based on ratings from the revised NAIC rating methodologies described above (which may not correspond to rating agency designations.) All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about certain of our fixed maturity securities holdings by NAIC designation is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents our best estimate of comparable ratings from rating agencies, including Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”) and Fitch, Inc. (“Fitch”). If no rating is available from a rating agency, then an internally developed rating is used.

The fixed maturities in our portfolio are generally rated by external rating agencies and, if not externally rated, are rated by us on a basis similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

•	when three ratings are received then the middle rating is applied;

•	when two ratings are received then the lower rating is applied;

•	when a single rating is received, the ARO rating is applied; and

•	when ratings are unavailable then an internal rating is applied.

The following tables present credit quality of fixed maturities, including securities pledged, using NAIC designations as of the dates indicated:

($ in millions)	As of March 31, 2013
NAIC Quality Designation	1	2	3	4	5	6	Total Fair Value
U.S. Treasuries	$5,757.5	$—	$—	$—	$—	$—	$5,757.5
U.S. government agencies and authorities	709.5	—	—	—	—	—	709.5
State, municipalities and political subdivisions	312.2	4.6	1.0	—	—	—	317.8
U.S. corporate securities	18,088.7	17,871.4	1,476.5	286.9	16.7	19.7	37,759.9
Foreign securities(1)	4,674.2	10,544.8	731.6	55.2	87.5	16.7	16,110.0
Residential mortgage-backed securities	6,549.3	206.0	189.9	151.5	74.9	181.3	7,352.9
Commercial mortgage-backed securities	4,722.7	70.1	14.9	5.5	—	—	4,813.2
Other asset-backed securities	1,896.1	67.2	191.6	79.2	6.9	11.6	2,252.6

Total fixed maturities	$42,710.2	$28,764.1	$2,605.5	$578.3	$186.0	$229.3	$75,073.4

% of Fair Value	56.9%	38.3%	3.5%	0.8%	0.2%	0.3%	100.0%

(1)	Primarily U.S. dollar denominated.

($ in millions)	As of December 31, 2012
NAIC Quality Designation	1	2	3	4	5	6	Total Fair Value
U.S. Treasuries	$5,883.7	$—	$—	$—	$—	$—	$5,883.7
U.S. government agencies and authorities	724.2	—	—	—	—	—	724.2
State, municipalities and political subdivisions	347.5	4.3	1.0	—	—	—	352.8
U.S. corporate securities	17,106.9	18,289.5	1,369.1	344.2	36.3	17.9	37,163.9
Foreign securities(1)	4,429.5	10,533.9	875.1	40.8	105.2	—	15,984.5
Residential mortgage-backed securities	6,700.3	207.4	252.2	230.3	85.8	191.0	7,667.0
Commercial mortgage-backed securities	4,860.9	67.7	11.8	6.0	—	—	4,946.4
Other asset-backed securities	2,144.7	142.3	161.5	78.5	27.5	10.1	2,564.6

Total fixed maturities	$42,197.7	$29,245.1	$2,670.7	$699.8	$254.8	$219.0	$75,287.1

% of Fair Value	56.0%	39.0%	3.5%	0.9%	0.3%	0.3%	100.0%

(1)	Primarily U.S. dollar denominated.

As of March 31, 2013 and December 31, 2012, the weighted average quality rating of our fixed maturities portfolio was A. The following tables present credit quality of fixed maturities, including securities pledged, using ARO ratings as of the dates indicated:

($ in millions)	As of March 31, 2013
ARO Quality Ratings	AAA	AA	A	BBB	BB	B and Below	Total Fair Value
U.S. Treasuries	$5,757.5	$—	$—	$—	$—	$—	$5,757.5
U.S. government agencies and authorities	703.5	2.9	3.1	—	—	—	709.5
State, municipalities and political subdivisions	73.6	201.1	37.5	4.6	1.0	—	317.8
U.S. corporate securities	717.4	2,021.5	15,612.1	17,598.1	1,526.8	284.0	37,759.9
Foreign securities(1)	77.2	1,220.9	3,653.8	10,509.4	590.8	57.9	16,110.0
Residential mortgage-backed securities	5,617.8	59.5	147.0	166.3	113.3	1,249.0	7,352.9
Commercial mortgage-backed securities	1,781.3	794.3	557.1	865.2	545.9	269.4	4,813.2
Other asset-backed securities	1,319.6	37.8	105.3	62.3	99.5	628.1	2,252.6

Total fixed maturities	$16,047.9	$4,338.0	$20,115.9	$29,205.9	$2,877.3	$2,488.4	$75,073.4

% of Fair Value	21.4%	5.8%	26.8%	38.9%	3.8%	3.3%	100.0%

($ in millions)	As of December 31, 2012
ARO Quality Ratings	AAA	AA	A	BBB	BB	B and Below	Total Fair Value
U.S. Treasuries	$5,883.7	$—	$—	$—	$—	$—	$5,883.7
U.S. government agencies and authorities	718.2	2.9	3.1	—	—	—	724.2
State, municipalities and political subdivisions	107.1	202.9	37.5	4.3	1.0	—	352.8
U.S. corporate securities	753.3	1,909.8	14,920.7	17,801.5	1,419.5	359.1	37,163.9
Foreign securities(1)	75.3	1,014.1	3,602.9	10,500.8	728.0	63.4	15,984.5
Residential mortgage-backed securities	5,843.5	61.3	166.2	172.4	121.6	1,302.0	7,667.0
Commercial mortgage-backed securities	1,882.2	851.7	555.1	881.0	483.7	292.7	4,946.4
Other asset-backed securities	1,489.2	24.4	129.1	85.1	111.3	725.5	2,564.6

Total fixed maturities	$16,752.5	$4,067.1	$19,414.6	$29,445.1	$2,865.1	$2,742.7	$75,287.1

% of Fair Value	22.3%	5.4%	25.8%	39.1%	3.8%	3.6%	100.0%

(1)	Primarily U.S. dollar denominated.

Fixed maturities rated BB and below may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturities.

The amortized cost and fair value of fixed maturities, including securities pledged, as of March 31, 2013 and December 31, 2012, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

($ in millions)	As of March 31, 2013		As of December 31, 2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due to mature:
One year or less	$2,923.6	$3,021.8	$2,820.9	$2,918.1
After one year through five years	14,250.2	15,205.4	14,380.3	15,353.4
After five years through ten years	18,184.4	19,830.3	17,372.7	19,179.7
After ten years	19,514.3	22,597.2	18,963.3	22,657.9
Mortgage-backed securities	10,732.5	12,166.1	11,123.1	12,613.4
Other asset-backed securities	2,197.1	2,252.6	2,536.4	2,564.6

Fixed maturities, including securities pledged	$67,802.1	$75,073.4	$67,196.7	$75,287.1

As of March 31, 2013 and December 31, 2012, we did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of our consolidated Shareholder’s equity.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturities, including securities pledged, by market sector and duration were as presented below as of the dates indicated:

($ in millions)	As of March 31, 2013
	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$72.6	$4.0	$—	$—	$—	$—	$72.6	$4.0
U.S. corporate, state and municipalities	3,128.0	64.7	143.6	5.1	191.9	23.5	3,463.5	93.3
Foreign	968.5	22.5	47.1	4.3	191.7	23.6	1,207.3	50.4
Residential mortgage-backed	682.8	6.5	63.3	2.7	477.8	54.7	1,223.9	63.9
Commercial mortgage-backed	5.8	—	1.9	0.1	43.4	3.9	51.1	4.0
Other asset-backed	81.8	0.1	10.0	1.3	442.8	51.8	534.6	53.2

Total	$4,939.5	$97.8	$265.9	$13.5	$1,347.6	$157.5	$6,553.0	$268.8

($ in millions)	As of December 31, 2012
	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$451.2	$1.8	$—	$—	$—	$—	$451.2	$1.8
U.S. corporate, state and municipalities	1,333.4	19.2	116.5	3.0	231.2	26.6	1,681.1	48.8
Foreign	360.2	12.7	59.8	7.4	314.9	39.2	734.9	59.3
Residential mortgage-backed	369.3	6.4	42.0	2.1	585.1	78.2	996.4	86.7
Commercial mortgage-backed	22.0	0.2	15.3	1.7	44.4	4.2	81.7	6.1
Other asset-backed	70.2	—	7.0	1.2	609.2	88.8	686.4	90.0

Total	$2,606.3	$40.3	$240.6	$15.4	$1,784.8	$237.0	$4,631.7	$292.7

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 89.5% and 88.3% of the average book value as of March 31, 2013 and December 31, 2012, respectively.

Gross unrealized losses on fixed maturities, including securities pledged, decreased $23.9 million and $624.8 million as of March 31, 2013 and December 31, 2012. The decrease in gross unrealized losses was primarily due to improving market conditions within other ABS and CMBS in addition to declining yields and tightening credit spreads.

As of March 31, 2013 we held one fixed maturity with unrealized capital losses in excess of $10.0 million. The unrealized capital losses on this fixed maturity equaled $10.6 million, or 3.9% of the total unrealized losses.

As of December 31, 2012 we held one fixed maturity with unrealized capital losses in excess of $10.0 million. The unrealized capital losses on these fixed maturities equaled $13.6 million, or 4.7% of the total unrealized losses.

CMO-B Portfolio

As part of our broadly diversified investment portfolio, we have a core holding in a proprietary mortgage derivatives strategy known as CMO-B, which invests in a variety of CMO securities in combination with interest rate derivatives in targeting a specific type of exposure to the U.S. residential mortgage market. Because of their relative complexity and generally small natural buyer base, we believe certain types of CMO securities are consistently priced below their intrinsic value, thereby providing a source of potential return for investors in this strategy.

The CMO securities that are part of our CMO-B portfolio are either notional or principal securities, backed by the interest and principal components, respectively, of mortgages secured by single-family residential real estate. There are many variations of these two types of securities including interest only and principal only securities, as well as inverse-floating rate (principal) securities and inverse interest only securities, all of which are part of our CMO-B portfolio. This strategy has been in place for nearly two decades and thus far has been a significant source of investment income while exhibiting relatively low volatility and correlation compared to the other asset types in the investment portfolio, although we cannot predict whether favorable returns will continue in future periods.

To protect against the potential for credit loss associated with financially troubled borrowers, investments in our CMO-B portfolio are primarily in CMO securities backed by one of the government sponsored entities: the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”) or Government National Mortgage Association.

Because the timing of the receipt of the underlying cash flow is highly dependent on the level and direction of interest rates, our CMO-B portfolio also has exposure to both interest rate and convexity risk. The exposure to interest rate risk (the potential for changes in value that results from changes in the general level of interest rates) is managed to a defined target duration using interest rate swaps. The exposure to convexity risk (the potential for changes in value that result from changes in duration caused by changes in interest rates) is dynamically hedged using interest rate swaps and at times, interest rate swaptions.

Prepayment risk represents the potential for adverse changes in portfolio value resulting from changes in residential mortgage prepayment speed (actual and projected), which in turn depends on a number of factors, including conditions in both credit markets and housing markets. Changes in the prepayment behavior of homeowners represent both a risk and potential source of return for our CMO-B portfolio. As a result, we seek to invest in securities that are broadly diversified by collateral type to take advantage of the uncorrelated prepayment experiences of homeowners with unique characteristics that influence their ability or desire to prepay their mortgage. We choose collateral type and individual security based on an in-depth quantitative analysis of prepayment incentives across all available borrower types.

The following table shows fixed maturities balances held in the CMO-B portfolio by NAIC rating as of the dates indicated:

($ in millions)	As of March 31, 2013			As of December 31, 2012
NAIC Designation	Amortized Cost	Fair Value	% Fair Value	Amortized Cost	Fair Value	% Fair Value
1	$2,440.9	$3,167.7	91.1%	$2,526.4	$3,323.1	91.0%
2	5.3	7.6	0.2%	5.1	6.9	0.2%
3	15.7	28.4	0.8%	11.6	25.0	0.7%
4	16.7	27.8	0.8%	32.4	46.0	1.3%
5	45.4	64.3	1.9%	40.1	59.6	1.6%
6	104.3	179.0	5.2%	108.9	188.6	5.2%

Total	$2,628.3	$3,474.8	100.0%	$2,724.5	$3,649.2	100.0%

For CMO securities where we elected the FVO, amortized cost represents the market values. For details on the NAIC designation methodology, please see “—Fixed Maturities Credit Quality—Ratings” above.

The following table presents the notional amounts and fair values of interest rate derivatives used in our CMO-B portfolio as of the dates indicated:

($ in millions)	As of March 31, 2013			As of December 31, 2012
	Notional Amount	Assets Fair Value	Liability Fair Value	Notional Amount	Assets Fair Value	Liability Fair Value
Derivatives non-qualifying for hedge accounting:
Interest Rate Contracts	$34,905.7	$686.7	$925.8	$34,634.2	$773.1	$1,005.8

The recent financial crisis resulted in tighter lending standards which has led to higher involuntary and lower voluntary prepayments, greater variations in prepayments based on borrower traits, lower correlation between interest rates and prepayments and elevated sensitivity to government policy changes for prepayments and valuations. We believe our CMO-B portfolio was positioned for such a landscape, as the interest only and inverse interest only, or notional, exposure in the portfolio generally benefited from slowing prepayments in 2009. At the same time, the diversified nature of the mortgage collateral underlying the securities in our CMO-B portfolio benefited from the renewed importance of differentiation by borrower classification. Our CMO-B portfolio also benefitted in 2009 from the fact that, consistent with the market, generally, valuations of some of the CMO-B securities had fallen significantly in late 2008 despite a lack of significant changes in the expectations for underlying cash flows. The decrease in valuations in 2008 created an opportunity for increases in valuations in 2009 when investors recognized the attractiveness of the sector.

The following table presents our CMO-B fixed maturity securities balances and tranche type as of the dates indicated:

($ in millions)	As of March 31, 2013			As of December 31, 2012
Tranche Type	Amortized Cost	Fair Value	% Fair Value	Amortized Cost	Fair Value	% Fair Value
Inverse Floater	$972.6	$1,439.6	41.4%	$1,008.6	$1,518.6	41.7%
Interest Only (IO)	258.1	297.2	8.6%	225.5	264.4	7.2%
Inverse IO	1,139.9	1,474.3	42.4%	1,196.7	1,565.6	42.9%
Principal Only (PO)	180.8	185.6	5.3%	205.4	211.2	5.8%
Floater	67.7	68.1	2.0%	77.4	78.2	2.1%
Other	9.2	10.0	0.3%	10.9	11.2	0.3%

Total	$2,628.3	$3,474.8	100.0%	$2,724.5	$3,649.2	100.0%

For the year ended December 31, 2012, we sold approximately $509.0 million of IO and Inverse IO securities within the CMO-B strategy primarily to release required capital and improve the capital efficiency of the strategy going forward for certain portfolios and recognized a pre-tax gain of $129.3 million.

Generally, a continued increase in valuations, as well as muted prepayments despite low interest rates, led to a strong performance of our CMO-B portfolio in recent years. Based on fundamental prepayment analysis, we were able to increase the allocation to notional securities in a manner that was diversified by borrower and mortgage characteristics without unduly increasing portfolio risk because of the new mortgage financing environment and the belief that an increase in prepayments would be muted by the tight credit environment.

While the market in the second half of 2011 was volatile as a result of the European debt crisis and concerns regarding the implications of Home Affordable Refinance Program 2.0, our CMO-B portfolio performed well due to persistently low levels of prepayments and a diversified selection of underlying collateral types. Lower valuations and prepayments due to tight housing-related credit continued in the year ended December 31, 2012. A rebound in home prices and an anticipated increased availability of housing-related credit in 2013 have lowered IO and Inverse IO valuations modestly in the three months ended March 31, 2013. To the extent these conditions persist in the coming quarters, we expect prepayment speeds will increase and the results of our CMO-B portfolio will likely underperform those of recent periods.

The following table shows returns for our CMO-B portfolio for the periods indicated:

($ in millions)	Three Months Ended March 31,		Years Ended December 31,
	2013	2012	2012	2011	2010
Net investment income (loss)	$210.6	$286.3	$1,059.3	$1,158.5	$1,261.4
Net realized capital gains (losses)(1)	(154.3)	(170.6)	(185.8)	(294.9)	(243.3)

Total income (pre-tax)	$56.3	$115.7	$873.5	$863.6	$1,018.1

(1)

Net realized capital gains (losses) also include derivatives interest settlements, mark to market adjustments and realized gains (losses) on standalone derivatives contracts that are in the CMO-B portfolio.

In defining operating earnings before income taxes and non-operating earnings for our CMO-B portfolio, certain recharacterizations are recognized. As indicated in footnote (1) above, derivatives activity including net coupon settlement on interest rate swaps is included as Net realized capital gains (losses). Since these swaps are hedging securities whose coupon payments are reflected as net investment income (loss) (operating earnings), it is appropriate to represent the net swap coupons as operating earnings before income taxes rather than non-operating earnings. Also included in Net realized capital gains (losses) is the premium amortization and the change in fair value for securities designated under the FVO, whereas the coupon for these securities is included in net investment income (loss). In order to present the economics of these fair value securities in a similar manner to those of an available for sale security, the premium amortization is reclassified from Net realized capital gains (losses) (or non-operating earnings) to operating earnings.

After adjusting for the two items referenced immediately above, the following table presents operating earnings before income taxes and non-operating earnings for our CMO-B portfolio for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Operating earnings before income taxes	$90.0	$131.4	$498.0	$517.7	$566.8

Realized gains/losses including OTTI	(0.5)	—	154.4	19.4	19.6
Fair value adjustments	(33.2)	(15.7)	221.1	326.5	431.7

Non-operating earnings	$(33.7)	$(15.7)	$375.5	$345.9	$451.3

Income before income taxes	$56.3	$115.7	$873.5	$863.6	$1,018.1

Subprime and Alt-A Mortgage Exposure

The performance of underlying subprime and Alt-A mortgage collateral, originated prior to 2008, has continued to reflect the problems associated with a housing market that has since seen substantial price declines and an employment market that has declined significantly and remains under stress. Credit spreads have widened meaningfully from issuance and rating agency downgrades have been widespread and severe within the sector. Over the course of 2010 and 2011, market prices and liquidity within the sector exhibited volatility, driven by various factors, both domestically and globally. During 2012, market prices and sector liquidity have demonstrated more sustained improvements, driven by an improved technical picture and positive sentiment regarding the potential for fundamental improvement within the sector. This positive momentum continued into 2013, with the first quarter characterized by improving housing market indicators and strong liquidity. In managing our risk exposure to subprime and Alt-A mortgages, we take into account collateral performance and structural characteristics associated with our various positions.

We do not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. We define Alt-A mortgages to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

We have exposure to RMBS, CMBS and ABS. Our exposure to subprime mortgage-backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages and the majority of these holdings were included in Other ABS under “Fixed Maturities” above. As of March 31, 2013, the fair value, amortized cost, and gross unrealized losses related to our exposure to subprime mortgage-backed securities were $836.9 million, $833.6 million, and $52.1 million, representing 1.1% of total fixed maturities, including securities pledged, respectively. As of December 31, 2012, the fair value, amortized cost, and gross unrealized losses related to our exposure to subprime mortgage-backed securities were $967.3 million, $998.0 million, and $89.1 million, representing 1.3% of total fixed maturities, including securities pledged, respectively.

The NAIC adopted revised designation methodologies for non-agency residential mortgage-backed securities, including RMBS backed by subprime mortgage loans reported within ABS and for commercial mortgage-backed securities (“CMBS”). The NAIC’s objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond’s amortized cost to the NAIC’s loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of our RMBS securities carry a NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by us which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, we present the rating of structured securities based on ratings from the revised NAIC rating methodologies described above (which may not correspond to rating agency designations). All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

The following tables present our exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of the dates indicated:

	% of Total Subprime Mortgage-backed Securities
	NAIC Designation		ARO Ratings		Vintage
As of March 31, 2013
	1	60.0%	AAA	0.4%	2007	29.1%
	2	6.5%	AA	1.0%	2006	32.5%
	3	22.9%	A	5.8%	2005 and prior	38.4%

	4	9.5%	BBB	6.0%		100.0%

	5	0.8%	BB and below	86.8%

	6	0.3%		100.0%

		100.0%

As of December 31, 2012
	1	60.3%	AAA	1.1%	2007	29.1%
	2	11.9%	AA	1.0%	2006	36.8%
	3	16.7%	A	5.4%	2005 and prior	34.1%

	4	8.1%	BBB	6.0%		100.0%

	5	2.8%	BB and below	86.5%

	6	0.2%		100.0%

		100.0%

Our exposure to Alt-A mortgages is included in the “RMBS” line item in the “Fixed Maturities” table under “Fixed Maturities” above. As of March 31, 2013, the fair value, amortized cost and gross unrealized losses related to our exposure to Alt-A RMBS aggregated to $402.0 million, $365.3 million and $31.3 million, respectively, representing 0.5% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2012, the fair value, amortized cost, and gross unrealized losses related to our exposure to Alt-A RMBS aggregated to $411.3 million, $389.2 million, and $47.9 million, respectively, representing 0.5% of total fixed maturities, including securities pledged.

The following tables present our exposure to Alt-A RMBS by credit quality using NAIC designations, ARO ratings and vintage year as of the dates indicated:

	% of Total Alt-A Mortgage-backed Securities
	NAIC Designation		ARO Ratings		Vintage
As of March 31, 2013
	1	42.4%	AAA	0.1%	2007	20.8%
	2	11.4%	AA	0.5%	2006	26.0%
	3	23.2%	A	2.0%	2005 and prior	53.2%

	4	18.7%	BBB	3.4%		100.0%

	5	3.6%	BB and below	94.0%

	6	0.7%		100.0%

		100.0%

As of December 31, 2012
	1	34.1%	AAA	0.2%	2007	20.4%
	2	11.9%	AA	1.2%	2006	25.9%
	3	18.8%	A	1.5%	2005 and prior	53.7%

	4	26.9%	BBB	4.1%		100.0%

	5	7.5%	BB and below	93.0%

	6	0.8%		100.0%

		100.0%

Commercial Mortgage-Backed and Other Asset-backed Securities

CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas. Delinquency rates on commercial mortgages increased over the course of 2009 through mid-2012. Since then, the steep pace of increases observed in the early years following the credit crisis has slowed, and some recent months have posted month over month declines in delinquencies. In addition, other performance metrics like vacancies, property values and rent levels have shown improvements, although these metrics can differ widely by dimensions such as geographic location and property type. The primary market for CMBS has continued its recovery from the credit crisis with higher total new issuances in 2012, the fourth straight year of higher new issuances. This positive momentum continued into 2013, with total new issuance volume in Q1 the highest quarterly total since 2007. Higher primary issuance resulted in increased credit availability within the commercial real estate market.

For consumer Other ABS, delinquency and loss rates have continued to decline after the credit crisis. Improvements in various credit metrics across multiple types of asset-backed loans have been observed on a sustained basis.

As of March 31, 2013 and December 31, 2012, the fair value of the Company’s CMBS totaled $4.8 billion and $4.9 billion, respectively. As of March 31, 2013 and December 31, 2012, the gross unrealized losses related to CMBS totaled $4.0 and $6.1, respectively.

The following tables present our exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of the dates indicated:

	% of Total CMBS
	NAIC Designation		ARO Ratings		Vintage
As of March 31, 2013
	1	98.1%	AAA	37.0%	2008	0.2%
	2	1.5%	AA	16.5%	2007	37.6%
	3	0.3%	A	11.6%	2006	30.7%
	4	0.1%	BBB	18.0%	2005 and prior	31.5%

	5	—	BB and below	16.9%		100.0%

	6	—		100.0%

		100.0%

As of December 31, 2012
	1	98.3%	AAA	38.1%	2008	0.3%
	2	1.4%	AA	17.2%	2007	37.4%
	3	0.2%	A	11.2%	2006	30.2%
	4	0.1%	BBB	17.8%	2005 and prior	32.1%

	5	—	BB and below	15.7%		100.0%

	6	—		100.0%

		100.0%

As of March 31, 2013 and December 31, 2012, the fair value of the Company’s Other ABS, excluding subprime exposure, totaled $1.4 billion and $1.6 billion, respectively. As of March 31, 2013 and December 31, 2012, the gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $1.9 and $1.8, respectively.

As of March 31, 2013, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 41.4%, 3.8% and 33.0%, respectively, of total Other ABS, excluding subprime exposure. As of December 31, 2012, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 40.5%, 4.1% and 33.3%, respectively, of total Other ABS, excluding subprime exposure.

The following tables summarize our exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of March 31, 2013 and December 31, 2012:

	% of Total Other ABS
	NAIC Designation		ARO Ratings		Vintage
As of March 31, 2013
	1	98.3%	AAA	92.2%	2013	1.9%
	2	0.9%	AA	2.0%	2012	22.7%
	3	0.1%	A	4.1%	2011	12.7%
	4	—	BBB	0.9%	2010	5.7%
	5	—	BB and below	0.8%	2009	2.1%

	6	0.7%		100.0%	2008	6.0%

		100.0%			2007 and prior	48.9%

						100.0%

As of December 31, 2012
	1	97.7%	AAA	91.9%	2012	24.6%
	2	1.7%	AA	0.9%	2011	14.9%
	3	0.1%	A	4.9%	2010	5.8%
	4	—	BBB	1.7%	2009	2.1%
	5	—	BB and below	0.6%	2008	5.9%

	6	0.5%		100.0%	2007	18.4%

		100.0%			2006	9.5%

					2005 and prior	18.8%

						100.0%

Troubled Debt Restructuring

We seek to invest in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. We consider the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of March 31, 2013, we had no private placement troubled debt restructuring, and no commercial mortgage loan troubled debt restructurings. As of December 31, 2012, we had one private placement troubled debt restructuring with a pre-modification carrying value of $1.2 million, which was written down to zero and no commercial mortgage loan troubled debt restructurings.

As of March 31, 2013 and December 31, 2012, we had no commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

Our mortgage loans on real estate are all commercial mortgage loans held for investment, which totaled $8.7 billion and $8.7 billion as of December 31, 2012 and 2011, respectively. The carrying value of these loans is reported at amortized cost, less impairment write-downs and allowance for losses.

We diversify our commercial mortgage loan portfolio by geographic region and property type to manage concentration risk. We manage risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, we continuously evaluate all mortgage loans based on relevant current information including a review of loan-specific credit, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. Our review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

We rate all commercial mortgages to quantify the level of risk. We place those loans with higher risk on a watch list and closely monitor these loans for collateral deficiency or other credit events that may lead to a potential loss of principal and/or interest. If we determine the value of any mortgage loan to be OTTI (i.e., when it is probable that we will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan’s effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing an other-than-temporary write-down recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

The following tables present our investment in commercial mortgage loans, the related valuation allowance and changes in the valuation allowance as of the dates indicated:

	As of March 31,	As of December 31,
($ in millions)	2013	2012	2011
Commercial mortgage loans	$8,953.3	$8,666.2	$8,695.5
Collective valuation allowance	(3.9)	(3.9)	(4.4)

Total net commercial mortgage loans	$8,949.4	$8,662.3	$8,691.1

Collective valuation allowance for losses, beginning of period	$3.9	$4.4	$7.0
Addition to / (decrease of) allowance for losses	—	(0.5)	(2.6)

Collective valuation allowance for losses, end of period	$3.9	$3.9	$4.4

There were no impairments taken on the mortgage loan portfolio for the three months ended March 31, 2013. There were $7.7 million in impairments taken on the mortgage loan portfolio for the year ended December 31, 2012.

Our policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

Mortgage loan impairments recorded were primarily attributable to losses recognized on vacant land intended to be developed and properties located in the state of Michigan, which was severely impacted by the economic downturn.

The following table presents the aging of past due mortgage loans at carrying value as of the dates indicated:

($ in millions)	30 days or less past due	31 to 90 days past due	91 to 180 days	181 days or more past due	Total
As of March 31, 2013	$—	$—	$—	$9.0	$9.0
As of December 31, 2012	$—	$—	$—	$9.0	$9.0
As of December 31, 2011	$1.6	$—	$—	$16.6	$18.2

Loan-to-value (“LTV”) and debt service coverage (“DSC”) ratios are measures commonly used to assess the risk and quality of commercial mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property’s net income (loss) to its debt service payments. A DSC ratio of less than 1.0 indicates that property’s operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above. The LTV and DSC ratios as of the dates indicated are as presented below:

	As of March 31,	As of December 31,
($ in millions)	2013(1)	2012(1)	2011(1)
Loan-to-Value Ratio:
0%—50%	$1,913.7	$1,987.9	$2,535.2
50%—60%	2,437.7	2,425.2	2,479.4
60%—70%	4,136.2	3,736.1	2,991.9
70%—80%	431.3	481.7	621.2
80% and above	34.4	35.3	67.8

Total Commercial Mortgage Loans	$8,953.3	$8,666.2	$8,695.5

(1)	Balances do not include allowance for mortgage loan credit losses.

	As of March 31,	As of December 31,
($ in millions)	2013(1)	2012(1)	2011(1)
Debt Service Coverage Ratio:
Greater than 1.5x	$6,114.6	$5,953.7	$5,710.3
1.25x—1.5x	1,454.0	1,336.3	1,547.2
1.0x—1.25x	1,016.8	992.7	1,082.2
Less than 1.0x	359.0	374.6	339.1
Commercial mortgage loans secured by land or construction loans	8.9	8.9	16.7

Total Commercial Mortgage Loans	$8,953.3	$8,666.2	$8,695.5

(1)	Balances do not include allowance for mortgage loan credit losses.

Other-Than-Temporary Impairments

We evaluate available-for-sale fixed maturities and equity securities for impairment on a regular basis. The assessment of whether impairments have occurred is based on a case-by-case evaluation of the underlying reasons for the decline in estimated fair value. See the Note for Business, Basis of Presentation and Significant Accounting Policies in our Consolidated Financial Statements for a policy used to evaluate whether the investments are other-than-temporarily impaired.

The following table presents our credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in AOCI, by type for the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010:

($ in millions)	Three Months Ended March 31,				Year Ended December 31,
	2013		2012		2012		2011		2010
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries					$—	—	$—	$—	$1.8	1
U.S. corporate	—	—	0.4	1	14.3	4	55.2	41	30.7	32
Foreign(1)	—	—	0.8	2	2.2	5	71.3	61	121.5	31
Residential mortgage-backed	3.6	74	3.3	62	25.2	106	37.7	134	73.4	128
Commercial mortgage-backed	0.1	2	1.7	1	1.7	1	133.7	26	59.5	15
Other asset-backed	7.3	2	0.7	3	2.6	7	195.5	122	589.9	107
Equity					—	—	—	—	0.5	4
Mortgage loans on real estate					7.7	2	9.3	7	13.5	11
Other assets(2)					1.4	1	—	—	—	—

Total	$11.0	78	$6.9	69	$55.1	126	$502.7	391	$890.8	329

(1)	Primarily U.S. dollar denominated.
(2)	Includes loss on real estate owned that is classified as Other assets on the Consolidated Balance Sheets.

The above tables include $3.6 million of write-downs related to credit impairments for the three months ended March 31, 2013 in Other-than-temporary impairment losses, which were recognized in the Condensed Consolidated Statements of Operations. For the three months ended March 31, 2013 the remaining $7.4 million in write-downs were related to intent impairments.

The above tables include $3.8 million of write-downs related to credit impairments for the three months ended March 31, 2012 in Other-than-temporary impairment losses, which were recognized in the Condensed Consolidated Statements of Operations. The remaining $3.1 million in write-downs for the three months ended March 31, 2012 were related to intent impairments.

The above tables include $47.3 million of write-downs related to credit impairments for the year ended December 31, 2012 in Other-than-temporary impairment losses, which were recognized in the Consolidated Statements of Operations. For the year ended December 31, 2012 the remaining $7.8 million in write-downs are related to intent impairments.

The above tables include $72.5 million of write-downs related to credit impairments for the year ended December 31, 2011 in Other-than-temporary impairment losses, which were recognized in the Consolidated Statements of Operations. The remaining $430.2 million in write-downs for the year ended December 31, 2011 were related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010:

	Three Months Ended March 31,				Years Ended December 31,
($ in millions)	2013		2012		2012		2011		2010
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries					$—	—	$—	$—	$1.8	1
U.S. corporate	—	—	0.4	1	1.1	2	55.2	40	28.2	31
Foreign(1)	—	—	0.8	2	1.5	4	59.0	56	75.0	26
Residential mortgage-backed					3.3	10	7.9	27	20.6	23
Commercial mortgage-backed	0.1	2	1.7	1	1.7	1	124.3	26	31.7	9
Other asset-backed	7.3	2	0.2	1	0.2	1	183.8	118	393.8	64

Total	$7.4	4	$3.1	5	$7.8	18	$430.2	267	551.1	154

(1)	Primarily U.S. dollar denominated.

As part of our investment strategy, we may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change our previous intent to continue holding a security. Accordingly, these factors may lead us to record additional intent-related capital losses.

The fair value of the fixed maturities with OTTI as of March 31, 2013 and December 31, 2012 was $8.2 billion and $9.0 billion, respectively.

During the three months ended March 31, 2013 and the year ended December 31, 2012, the primary source of credit-related OTTI was write-downs recorded in the RMBS sector on securities collateralized by subprime residential mortgages.

Net Investment Income

Net investment income was as presented below for the periods indicated:

($ in millions)	Three Months Ended March 31,		Years Ended December 31,
	2013	2012	2012	2011	2010
Fixed maturities	$1,012.6	$1,084.1	$4,184.0	$4,402.1	$4,374.3
Equity securities, available-for-sale	2.6	3.2	17.7	27.3	30.1
Mortgage loans on real estate	118.2	123.7	500.0	500.0	496.7
Policy loans	29.9	30.7	121.5	125.6	135.5
Short-term investments and cash equivalents	0.9	0.8	5.4	6.7	(3.5)
Other	35.9	35.7	(123.3)	(80.8)	(25.4)

Gross investment income	1,200.1	1,278.2	4,705.3	4,980.9	5,007.7
Less: investment expenses	1.4	0.8	7.4	12.1	20.7

Net investment income	$1,198.7	$1,277.4	$4,697.9	$4,968.8	$4,987.0

Net investment income decreased $78.7 million from $1,277.4 million to $1,198.7 million as of March 31, 2013, primarily due to lower investment income resulting from investment portfolio changes during 2012 to improve capital, such as the sale of CMO-B and alternative investment portfolio assets, as well as a decline in average assets in our Closed Block Institutional Spread Products and Annuities segments. The decline in the assets of the Closed Block Institutional Spread Products is due to the continued run-off of this business. The decline in the assets of the Annuities segment is due to certain MYGAs, mostly sold in 2002, which reached the end of their guarantee period in 2012. Most of these MYGAs had high crediting rates and the supporting assets generated returns below the targets set when the contracts were issued, which negatively impacted returns in our Annuities segment. During the year ended December 31, 2012, approximately $3.0 billion of the MYGAs reached the end of their current guarantee period, and approximately 66% of those policies up for renewal lapsed. The high lapse rate was expected as renewal crediting rates offered were lower than the credited rates during the initial term. While the continued run-off of these MYGA contracts has enhanced and will continue to enhance the margin of our Annuities segment, the impact was most significant during 2012, when a large number of the policies reached the end of their guarantee period.

Net investment income decreased $270.9 million from $4,968.8 million to $4,697.9 million as of December 31, 2012, partially due to a $91.9 million loss related to the sale of certain alternative investments. Further decreases were due to lower investment income resulting from investment portfolio changes to improve capital, such as the sale of CMO-B assets, a decline in average assets in our Closed Block Institutional Spread Products segment and due to lapses in Multi-Year Guarantee Annuities (“MYGAs”). The decline in the assets of the Closed Block Institutional Spread Products is due to the continued run-off of this business. Certain MYGAs, mostly sold in 2002, have reached the end of their current guarantee period in 2012. Most of these MYGAs have high crediting rates and the supporting assets generate returns below the targets set when the contracts were issued, negatively impacting returns in our Annuities segment. During the twelve months ended December 31, 2012, approximately $3.0 billion of the MYGAs reached the end of their current guarantee period, and approximately 66% of those policies up for renewal lapsed. The high lapse rate was expected as renewal crediting rates offered are lower than the credited rates during the initial term. The run-off of these MYGA contracts enhanced the margin of our Annuities segment during 2012. These decreases were partially offset by an increase in assets in our Retirement segment driven by positive net flows, including customer transfers from variable separate accounts as well as improved performance of funds and partnership income from our Investment Management segment.

The net decrease in investment income for the year ended December 31, 2011 was primarily due to a decline in the value of alternative investments and LIHTC partially offset by reduced investment expense. Within the fixed maturities investments, investment income increased in corporate securities and declined in CMBS as positions were reduced and reinvested into investment grade corporate securities. In addition, the increased income earned on corporate securities was also offset by a decline in earnings on certain CMO securities.

The decrease in net investment income for the year ended December 31, 2010 was generally due to reduction in average investment yields due to portfolio restructuring and declining interest rates. The decline in net investment income primarily related to fixed maturities as a portion of MBS and ABS securities have paid down or have been sold without reinvestment. The decline in net investment income was partially offset by an increase in corporate securities as this was the asset class where reinvestment has occurred. The decrease was also partially offset by the increase in other investment income which was primarily the result of increased investment income of alternative investments due to improved market conditions.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturity securities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out methodology.

Net realized capital gains (losses) were as presented below for the periods indicated:

($ in millions)	Three Months Ended March 31,		Years Ended December 31,
	2013	2012	2012	2011	2010
Fixed maturities, available-for-sale, including securities pledged	$9.4	$128.3	$391.7	$56.4	$(340.4)
Fixed maturities, at fair value option	(107.6)	(125.1)	(278.8)	(92.0)	(63.6)
Equity securities, available-for-sale	0.2	2.6	4.2	18.6	9.6
Derivatives	(1,099.7)	(1,668.4)	(1,712.4)	418.6	(1,243.5)
Embedded derivatives—fixed maturities	(23.3)	(16.2)	(15.7)	16.1	48.3
Embedded derivatives—product guarantees	346.3	430.1	337.3	(1,945.1)	(72.7)
Other investments	(0.1)	(1.2)	(7.1)	(4.0)	(15.7)

Net realized capital gains (losses)	$(874.8)	$(1,249.9)	$(1,280.8)	$(1,531.4)	$(1,678.0)

Net realized capital losses decreased $375.1 million from $(1,249.9) million to $(874.8) million as of March 31, 2013, primarily due to changes in fair value of guaranteed benefit derivatives due to nonperformance risk, changes in fair value of derivatives from the Closed Block Variable Annuity segment liability hedges, and lower losses on the CHO program, offset by lower gains on guaranteed benefit derivatives, excluding nonperformance risk and lower net realized investment gains.

Changes in the fair value of guaranteed benefit derivatives in our Retirement, Annuities and Closed Block Variable Annuity segments due to nonperformance risk resulted in a decrease in net realized capital losses of $561.2 million. The changes in derivative gains (losses) from the Closed Block Variable Annuity guarantee hedge program reduced the loss by $439.6 million, due to losses in the current period that were not as significant as losses in the prior year period as a result of lower equity market growth as well as interest rate movements. In addition, lower losses of $128.9 million on the CHO program resulted from lower equity market growth and lower notional amounts for hedging the associated underlying risk in the current period compared to the prior year period. The hedge program in the Closed Block Variable Annuity segment focuses on protecting regulatory and rating agency capital from equity market movements rather than mitigating earnings volatility.

The lower losses in the current period are partially offset by $693.7 million in lower gains from changes in fair value of guaranteed benefit derivatives, excluding nonperformance risk within our Retirement, Annuities and Closed Block Variable Annuity segments. Gains on guaranteed benefit derivatives, excluding nonperformance risk in our Retirement Solutions business were higher in the prior year period due to a reduction in expected future guaranteed interest rates on certain Stabilizer contracts. Lower gains in our Closed Block Variable Annuity segment were driven by lower equity market growth, interest rate movements and unfavorable changes in volatility in the current period compared to the prior year period. In addition, lower net realized investment gains were mostly due to a $117.3 million reduction in gains on the sale of securities compared to the prior year period, offset by higher derivative mark to market adjustments.

Net realized capital losses decreased $250.6 million from $1,531.4 million to $1,280.8 million for the year ended December 31, 2012, primarily due to higher net realized investments gains as well as favorable derivative results in our Retirement Solutions business, offset by changes in fair value of guaranteed benefit derivatives due to nonperformance risk and higher losses on derivatives from the Closed Block Variable Annuity segment liability hedges and CHO program. Higher net realized investment gains were mostly due to a $447.6 million reduction in OTTI in 2012 compared to the prior year. The favorable derivative results in our Retirement Solutions business were driven by $566.1 million in higher gains on guaranteed benefit derivatives, excluding nonperformance risk within our Retirement Solutions business. The gains in 2012 on guaranteed benefit derivatives were mostly due to a reduction in expected future guaranteed interest rates on certain Stabilizer contracts, compared to losses in 2011 due to declining interest rates.

Derivatives

We use derivatives for a variety of hedging purposes as further described below. We also have embedded derivatives within fixed maturities instruments and certain annuity products with guarantees. See Note for Business, Basis of Presentation and Significant Accounting Policies in the accompanying Consolidated Financial Statements for further information.

Closed Block Variable Annuity Hedging

For additional information, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Qualitative and Quantitative Disclosure About Market Risk.”

Invested Asset and Credit Hedging

Interest rate caps and interest rate swaps are used to manage the interest rate risk in our fixed maturities portfolio. Interest rate swaps include forward starting swaps which are used for anticipated purchases of fixed maturities. They represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semiannually.

Certain forwards are acquired to hedge certain CMO assets held by us against movements in interest rates, particularly mortgage rates. On the settlement date, we will either receive a payment (interest rate decreases on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate decreases on sold forwards).

CDS are used to reduce the credit loss exposure with respect to certain assets that we own, or to assume credit exposure on certain assets that we do not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, we will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Sale of Certain Alternative Investments

On June 4, 2012, certain of our insurance company subsidiaries entered into an agreement to sell certain general account private equity limited partnership investment interest holdings (“sale of certain alternative investments”) with a carrying value of $812.2 million as of March 31, 2012 included in Assets related to consolidated investment entities. These assets were sold to a group of private equity funds that are managed by Pomona Management LLC, also a subsidiary of ours. The transaction resulted in a net pre-tax loss of $91.9 million in the second quarter of 2012. The transaction closed in two tranches, with the first tranche having closed on June 29, 2012 and the second tranche having closed on October 29, 2012. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed upon sale price as of June 30, 2012.

We sold these assets in order to reduce our exposure to alternative investments as part of our ordinary course portfolio management. The transaction will reduce certain rating agency required capital levels in the selling insurance companies, in light of the high capital charge associated with the asset class and improve liquidity and reduce earnings volatility.

European Exposures

We closely monitor our exposures to European sovereign debt in general, with a primary focus on our exposure to the sovereign debt of Greece, Ireland, Italy, Portugal and Spain (which we refer to as “peripheral Europe”), as these countries have applied for support from the European Financial Stability Facility or received support from the European Central Bank via government bond purchases in the secondary market.

The financial turmoil in Europe continues to be a threat to global capital markets and remains a challenge to global financial stability. Additionally, the possibility of capital market volatility spreading through a highly integrated and interdependent banking system remains elevated. Furthermore, it is our view that the risk among European sovereigns and financial institutions warrants specific scrutiny, in addition to our customary surveillance and risk monitoring, given how highly correlated these sectors of the region have become.

We quantify and allocate our exposure to the region, as described in the table below, by attempting to identify all aspects of the region or country risk to which we are exposed. Among the factors we consider are the nationality of the issuer, the nationality of the issuer’s ultimate parent, the corporate and economic relationship between the issuer and its parent, as well as the political, legal and economic environment in which each functions. By undertaking this assessment, we believe that we develop a more accurate assessment of the actual geographic risk, with a more integrated understanding of all contributing factors to the full risk profile of the issuer.

In the normal course of our ongoing risk and portfolio management process, we closely monitor compliance with a credit limit hierarchy designed to minimize overly concentrated risk exposures by geography, sector and issuer. This framework takes into account various factors such as internal and external ratings, capital efficiency and liquidity and is overseen by a combination of Investment and Corporate Risk Management, as well as insurance portfolio managers focused specifically on managing the investment risk embedded in our portfolio.

As of March 31, 2013, we had $825.8 million of exposure to peripheral Europe, which consisted of a broadly diversified portfolio of credit-related investments solely in the industrial and utility sectors. We had no fixed maturities or equity securities exposure to peripheral European sovereigns or to financial institutions based in peripheral Europe. Peripheral European exposure included non-sovereign exposure in Italy of $221.8 million, Ireland of $350.0 million, Spain of $244.0 million, and Portugal of $10.0 million. We had no exposure to Greece. As of March 31, 2013, we had $1.9 million of derivative assets exposure to financial institutions based in peripheral Europe. For purposes of calculating the derivative assets exposure, we have aggregated exposure to single name and portfolio product credit default swaps (“CDS”), as well as all non-CDS derivative exposure for which it either has counterparty or direct credit exposure to a company whose country of risk is in scope.

Among the remaining $7.7 billion of total non-peripheral European exposure, we had a portfolio of credit-related assets similarly diversified by country and sector across developed and developing Europe. As of March 31, 2013 our sovereign exposure was $302.8 million, which consisted of fixed maturities. We also had $943.2 million in net exposure to non-peripheral financial institutions with a concentration in the United Kingdom of $334.2 million, and Switzerland of $218.5 million. The balance of $6.5 billion was invested across non-peripheral, non-financial institutions.

In addition to aggregate concentration to the Netherlands of $1.3 billion and the United Kingdom of $2.9 billion, we had significant non-peripheral European total country exposures in Switzerland of $768.7 million, Germany of $647.1 million, France of $523.5 million and Belgium of $393.7 million. We place additional scrutiny on our financial exposure in the United Kingdom, France and Switzerland given our concern for the potential for volatility to spread through the European banking system. We believe the primary risk results from market value fluctuations resulting from spread volatility and the secondary risk is default risk, should the European crisis worsen or fail to be resolved.

The following table presents our European exposures at fair value and amortized cost as of March 31, 2013:

	Fixed Maturities and Equity Securities						Derivative Assets
($ in millions)	Sovereign	Financial Institutions	Non- Financial Institutions	Total (Fair Value)	Total (Amortized Cost)	Loan and Receivables Sovereign (Amortized Cost)	Sovereign	Financial Institutions	Non- Financial Institutions	Less: Margin & Collateral	Total (Fair Value)	Net Non-US Funded at December 31, 2012(1)
Ireland	$—	$—	$348.1	$348.1	$327.4	$—	$—	$1.9	$—	$—	$1.9	$350.0
Italy	—	—	221.8	221.8	203.4	—	—	—	—	—	—	221.8
Portugal	—	—	10.0	10.0	7.5	—	—	—	—	—	—	10.0
Spain	—	—	244.0	244.0	230.1	—	—	—	—	—	—	244.0

Total Peripheral Europe	$—	$—	$823.9	$823.9	$768.4	$—	$—	$1.9	$—	$—	$1.9	$825.8

Austria	—	—	76.7	76.7	75.0	—	—	—	—	—	—	76.7
Belgium	40.1	—	353.6	393.7	326.7	—	—	—	—	—	—	393.7
Bulgaria	6.0	—	—	6.0	5.9	—	—	—	—	—	—	6.0
Croatia	27.9	—	—	27.9	25.5	—	—	—	—	—	—	27.9
Czech Republic	—	—	10.6	10.6	10.1	—	—	—	—	—	—	10.6
Denmark	—	10.4	84.9	95.3	83.5	—	—	—	—	—	—	95.3
Finland	—	—	43.0	43.0	40.0	—	—	—	—	—	—	43.0
France	—	97.7	401.2	498.9	459.2	—	—	272.2	—	247.6	24.6	523.5
Germany	—	51.8	592.5	644.3	585.5	—	—	36.3	—	33.5	2.8	647.1
Hungary	6.0	—	—	6.0	5.8	—	—	—	—	—	—	6.0
Kazakhstan	56.2	—	5.9	62.1	54.6	—	—	—	—	—	—	62.1
Latvia	5.0	—	—	5.0	4.6	—	—	—	—	—	—	5.0
Lithuania	35.2	—	—	35.2	30.6	—	—	—	—	—	—	35.2
Luxembourg	—	—	129.8	129.8	123.1	—	—	—	—	—	—	129.8
Netherlands	—	180.2	1,144.7	1,324.9	1,192.6	—	—	—	—	—	—	1,324.9
Norway	—	2.9	233.1	236.0	220.4	—	—	—	—	—	—	236.0
Russian Federation	84.9	—	104.9	189.8	169.2	—	—	—	—	—	—	189.8
Slovakia	5.3	—	—	5.3	5.0	—	—	—	—	—	—	5.3
Slovenia	4.7	—	—	4.7	5.3	—	—	—	—	—	—	4.7
Sweden	23.7	20.1	129.0	172.8	156.6	—	—	—	—	—	—	172.8
Switzerland	—	157.4	550.2	707.6	634.2	—	—	51.5	—	(9.6)	61.1	768.7
Turkey	7.8	—	—	7.8	7.8	—	—	—	—	—	—	7.8
United Kingdom	—	326.0	2,600.2	2,926.2	2,667.5	—	—	71.6	—	63.4	8.2	2,934.4

Total Non-Peripheral Europe	302.8	846.5	6,460.3	7,609.6	6,888.7	—	—	431.6	—	334.9	96.7	7,706.3

Total	$302.8	$846.5	$7,284.2	$8,433.5	$7,657.1	$—	$—	$433.5	$—	$334.9	$98.6	$8,532.1

(1)	Represents: (i) fixed maturities and equity securities at fair value, including securities pledged; and (ii) derivative assets at fair value including securities pledged.

Consolidated Investment Entities

We provide investment management services to, and have transactions with, various collateralized debt structures and securitizations (primarily consolidated investment entities (“CLO entities”)), private equity funds and single strategy hedge funds, insurance entities and other investment entities in the normal course of business. In certain instances, we serve as the investment manager, making day-to-day investment decisions concerning the assets of these entities. These entities are considered to be either variable interest entities (“VIEs”) or voting interest entities (“VOEs”) and we evaluate our involvement with each entity to determine whether consolidation is required.

Certain investment entities are consolidated under consolidation guidance. We consolidate entities under the VIE guidance when it is determined that we are the primary beneficiary. We consolidate certain entities under the VOE guidance when we act as the controlling general partner and the limited partners have no substantive rights to impact ongoing governance and operating activities.

With the exception of guarantees we issued in relation to collateral support for reinsurance contracts, we have no right to the benefits from, nor do we bear the risks associated with, these investments beyond our direct equity and debt investments in and management fees generated from these investment products. Such direct investments amounted to approximately $606.9 million and $600.0 million as of March 31, 2013 and December 31, 2012, respectively. If we were to liquidate, the assets held by consolidated investment entities would not be available to our general creditors.

Consolidated Investments

CLO Entities

Certain of our subsidiaries structure and manage CLO entities created for the sole purpose of offering investors various maturity and risk characteristics by issuing multiple tranches of collateralized debt. The notes issued by the CLO entities are backed by diversified portfolios consisting primarily of senior secured floating rate leveraged loans.

We provide collateral management services to the CLO entities and earn investment management fees and contingent performance fees. We have invested in certain of these entities, generally taking an ownership position in the unrated junior subordinated tranches. Theses CLO entities are structured and managed similarly, but have differing fee structures and we make different levels of initial capital investments in them. Our ownership interests and management and contingent performance fees were assessed to determine if we are the primary beneficiary of these entities.

In March 2013, we sponsored a new CLO entity and determined that we were its primary beneficiary and consolidated it. The fair value of the assets were $1.1 billion including cash of $606.8 million and $510.9 million of unsettled investments. The fair value of the liabilities were $1.1 billion including $616.1 million related to the fair value of the CLO notes and $510.9 million of other liabilities due to unsettled trades.

As of March 31, 2013 and December 31, 2012, we consolidated 10 CLOs and 9 CLOs, respectively.

The collateral assets of consolidated CLO entities are held solely to satisfy the obligations of the CLO entities and the investors in the consolidated CLO entities have no recourse to the general credit of us for any losses sustained in the CLO entities.

Private Equity Funds and Single Strategy Hedge Funds (Partnerships)

We invest in and manage various alternative investments, including private equity funds and single strategy hedge funds. We, as a general partner or managing member of certain sponsored investment funds, are generally presumed to control these alternative investments unless the limited partners have the substantive ability to remove us, as the general partner without cause based upon a simple majority vote, or can otherwise dissolve the partnership, or have substantive participating rights over decision-making of the partnerships. As of March 31, 2013, we consolidated 35 funds. Refer to “Investments—Sale of Certain Alternative Investments” for a discussion of the sale of certain general account private equity limited partnership investment interest holdings.

Fair Value Measurement

Upon consolidation of CLO entities, we elected to apply the FVO for financial assets and financial liabilities held by these entities to measure these assets (primarily corporate loans) and liabilities (debt obligations issued by CLO entities) at fair value. We have elected the FVO to more closely align the accounting with the economics of the transactions and allow us to more effectively reflect changes in the fair value of CLO assets with a commensurate change in the fair value of CLO liabilities.

Investments held by consolidated private equity funds and single strategy hedge funds are reported in our Consolidated Financial Statements. Changes in the fair value of consolidated investment entities are recorded as a separate line item within Income related to Consolidated Investment Entities in our Consolidated Financial Statements.

The methodology for measuring the fair value and fair value hierarchy classification of financial assets and liabilities of consolidated investment entities is consistent with the methodology and fair value hierarchy rules that we apply to our investment portfolio. See the Fair Value Measurement section of the Note for Business, Basis of Presentation and Significant Policies in our Consolidated Financial Statements.

Nonconsolidated VIEs

CLO Entities

In addition to the consolidated CLO entities discussed above, we also hold variable interest in certain CLO entities that we do not consolidate because we have determined that we are not the primary beneficiary. With these CLO entities, we serve as the investment manager and receive investment management fees and contingent performance fees. Generally, we do not hold any interest in those nonconsolidated CLO entities. We have not provided and are not obligated to provide any financial or other support to these entities.

Although we have the power to direct the activities that significantly impact the economic performance for CLO entities, we do not hold a significant variable interest in any of these CLO entities and, as such, do not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Based on this analysis, we are not considered the primary beneficiary of any of these CLO entities, and have not consolidated. On a periodic basis we review the facts and circumstances regarding the CLO entities to determine whether our consolidation considerations remain appropriate. As of March 31, 2013 and December 31, 2012, 2011 and 2010, we did not hold any ownership interest in these unconsolidated CLOs and our maximum exposure was equal to zero.

We manage or hold investments in certain private equity funds and single strategy hedge funds. These funds are managed as a portfolio of investments that use advanced investment strategies such as leverage, long, short and derivative positions in both domestic and international markets with the goal of generating high returns. With these entities, we serve as the investment manager and are entitled to receive investment management fees and contingent performance fees that are generally expected to be insignificant. We do not hold any equity interest in these fund VIEs and have not provided and are not obligated to provide any financial or other support to these funds.

Although we have the power to direct the activities that significantly impact the economic performance of the funds, we do not hold a significant variable interest in any of these funds and, as such, do not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Accordingly, we are not considered the primary beneficiary of and do not consolidate, any of these investment funds.

In addition, we do not consolidate funds, in which our involvement takes a form of a limited partner interest and is restricted to a role of a passive investor, as a limited partner’s interest does not provide us with any substantive kick-out or participating rights, which would overcome the presumption of control by the general partner.

Securitizations

We invest in various tranches of securitization entities, including RMBS, CMBS and ABS. Certain RMBS investments represent agency pass-through securities and close-to-the-index tranches issued by Fannie Mae, Freddie Mac, or a similar government sponsored entity. Investments that we hold in non-agency RMBS and CMBS also include interest-only, principal-only, and inverse floating securities. We are not obligated to provide any financial or other support to these entities. The RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. Our involvement with these entities is limited to that of a passive investor. We have no unilateral right to appoint or remove the servicer, special servicer, or investment manager of these entities, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities’ economic performance, in any of these entities, nor do we function in any of these roles. Through our investments or other arrangements, we do not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, we are not the primary beneficiary and do not consolidate any of the RMBS, CMBS and ABS entities in which we hold investments. These investments are accounted for as investments available-for-sale as described in the Fair Value Measurements Note to our Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO, whose change in fair value is reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. Our maximum exposure to loss on these structured investments is limited to the amount of our investment. See the Note for Investments in our Consolidated Financial Statements for details regarding the carrying amounts and classifications of these assets.

ORGANIZATIONAL HISTORY AND STRUCTURE

Our History

Prior to our initial public offering in May 2013, we were a wholly owned subsidiary of ING Group, a global financial institution of Dutch origin, with operations in more than 40 countries and more than 95,000 employees.

ING Group entered the United States life insurance market in 1975 through the acquisition of Wisconsin National Life Insurance Company, followed in 1976 with its acquisition of Midwestern United Life Insurance Company and Security Life of Denver Insurance Company in 1977. ING Group significantly expanded its presence in the United States in the late 1990s and 2000s with the acquisitions of Equitable Life Insurance Company of Iowa (1997), Furman Selz, an investment advisory company (1997), ReliaStar Life Insurance Company (including Pilgrim Capital Corporation) (2000), Aetna Life Insurance and Annuity Company (including Aeltus Investment Management) (2000) and CitiStreet (2008).

The following chart presents the ownership structure through which ING Group currently holds its interest in us. ING Insurance International B.V. is the record holder of our outstanding shares, which it holds for the economic benefit of ING Verzekeringen N.V.

Plan of Divestment from ING Group

Prior to our initial public offering in May 2013, we were a wholly owned subsidiary of ING Group. In October 2009, ING Group submitted a restructuring plan to the EC in order to receive approval for state aid granted to ING Group by the Dutch State in November 2008 and March 2009. To receive approval for this state aid, ING Group was required to divest its insurance and investment management businesses, including the Company. On November 19, 2012 ING Group and the EC announced that the EC approved the 2012 Amended Restructuring Plan. The 2012 Amended Restructuring Plan requires ING Group to divest at least 25% of the Company by December 31, 2013, more than 50% of the Company by December 31, 2014, and 100% of the Company by December 31, 2016. ING Group divested 25% of the Company on May 7, 2013, in our initial public offering and an additional 4% on May 31, 2013 following the exercise by the underwriters in the initial public offering of an option to purchase additional shares. The divestment of 50% of the Company is measured in terms of a divestment of over 50% of the shares of ING U.S., Inc., the loss of ING Group’s majority of directors on ING U.S., Inc.’s board of directors and the accounting deconsolidation of the Company (in line with IFRS accounting rules). In case ING Group does not satisfy its commitment to divest the Company as agreed with the EC, the Dutch State will renotify the recapitalization measure to the EC. In such a case, the EC may require additional restructuring measures or take enforcement actions against ING Group, or, at the request of ING Group and the Dutch State, could allow ING Group more time to complete the divestment. In the event ING Group is no longer required or is allowed more time to divest the Company, ING Group may delay its divestiture. For additional information on the separation from ING Group, see “Risk Factors—Risks Related to Our Separation from, and Continuing Relationship with, ING Group.”

Our Organizational Structure

We are a holding company incorporated in Delaware in April 1999. We operate our businesses through a number of direct and indirect subsidiaries. The following organizational chart presents the ownership and jurisdiction of incorporation of our principal subsidiaries:

The chart above presents:

•	ING U.S., Inc., the issuer of the notes.

•	Our principal intermediate holding company, Lion Holdings, the guarantor of the notes, which is the direct parent of a number of our insurance and non-insurance operating entities.

•

Our principal operating entities that will be the primary sources of cash distributions to ING U.S., Inc. Specifically, these entities are our principal insurance operating companies (ILIAC, ING USA, SLD and RLI) and ING Investment Management LLC, the holding company for entities that operate our Investment Management business.

•	SLDI, our insurance subsidiary domiciled in the Cayman Islands.

Other ING Operations in the United States

ING Group has certain operations in the United States that do not form part of the Company, including ING Corporate and Institutional Clients (ING Group’s wholesale banking operations in the U.S.) and certain limited operations of its European and Asian investment management business.

BUSINESS

We are a premier retirement, investment and insurance company serving the financial needs of approximately 13 million individual and institutional customers in the United States as of December 31, 2012. Our vision is to be America’s Retirement Company™. Our approximately 7,000 employees (as of December 31, 2012) are focused on executing our mission to make a secure financial future possible—one person, one family and one institution at a time. Through our retirement, investment management and insurance businesses, we help our customers save, grow, protect and enjoy their wealth to and through retirement. We offer our products and services through a broad group of financial intermediaries, independent producers, affiliated advisors and dedicated sales specialists throughout the United States.

Our extensive scale and breadth of product offerings are designed to help Americans achieve their retirement savings, investment income and protection goals. Our strategy is centered on preparing customers for “Retirement Readiness”—being emotionally and economically secure and ready for their retirement. We believe that the rapid aging of the U.S. population, weakening of traditional social safety nets, shifting of responsibility for retirement planning from institutions to individuals and growth in total retirement account assets will drive significant demand for our products and services going forward. We believe that we are well positioned to deliver on this Retirement Readiness need.

We believe that we help our customers achieve four essential financial goals, as they prepare for, enter and enjoy their retirement years.

•	Save. Our products enable our customers to save for retirement by establishing investment accounts through their employers or individually.

•	Grow. We provide advisory programs, IRAs, fixed annuities, brokerage accounts, mutual funds and accumulation insurance products to help our customers achieve their financial objectives.

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Protect. Our specialized retirement and insurance products, such as UL, IUL, term life and stable value products, allow our customers to protect against unforeseen life events and mitigate market risk.

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Enjoy. Our income products such as target date funds, guaranteed income funds, fixed annuities, IRAs, mutual funds and accumulation insurance products enable our customers to meet income needs through retirement and achieve wealth transfer objectives.

We tailor our products to meet the unique needs of our individual and institutional customers. Our individual businesses are primarily focused on the middle and mass affluent markets; however we serve customers across the full income spectrum, especially in our Institutional Retirement Plans business, Retail and Alternative Fund businesses, and Employee Benefits segment. Similarly, our institutional businesses serve a broad range of customers, with customized offerings to the small-mid, large and mega market segments.

We believe that with our leading market positions, investment expertise, and distribution reach we are well positioned to generate attractive risk-adjusted returns and earnings growth for our shareholders over time.

We operate our principal businesses through three business lines: Retirement Solutions, Investment Management and Insurance Solutions. We refer to these business lines as our “ongoing business.” In addition, we also have Closed Blocks and Corporate reporting segments. Closed Blocks consists of three businesses where we have placed our portfolios in run-off—Closed Block Variable Annuity, Closed Block Institutional Spread Products and Closed Block Other. Our Corporate segment includes our corporate activities and corporate-level assets and financial obligations.

The following table presents a summary of our key individual and institutional markets, how we define those markets, and the key products sold in such markets.

Individual Markets

Market	Household Income Range	Investable Asset Range	Customer Products
Mass Market	$50,000-$100,000	<$100,000	Term Life Insurance Mutual Funds Rollover IRAs Annuities

Middle Market & Mass Affluent	$100,000-$250,000	$100,000- $1,000,000	Term Life Insurance Universal Life Insurance Mutual Funds Rollover IRAs Financial Advisory Annuities

Affluent & Wealth Management Market	$250,000-$500,000	$1,000,000- $10,000,000	Term Life Insurance Universal Life Insurance Mutual Funds Separately Managed Accounts Alternatives Funds Rollover IRAs Financial Advisory Annuities

Institutional Markets

Market	Employee Size	Asset Range	Customer Products
Small-Mid	26-3,000	$5 million- $150 million	Full Service Retirement Plans Retirement Recordkeeping Employee Benefits Investment Management Stable Value

Large	3,000-5,000	$150 million- $500 million	Full Service Retirement Plans Retirement Recordkeeping Employee Benefits Investment Management Stable Value

Mega	>5,000	>$500 million	Retirement Recordkeeping Employee Benefits Investment Management Stable Value

We operate our ongoing business through three business lines which encompass five reporting segments:

Retirement Solutions. We are a leading provider of retirement services and products in the United States, with approximately $116.6 billion in AUM and $213.7 billion of AUA as of December 31, 2012. We provide an extensive product range addressing both the accumulation and income distribution needs of customers, through a broad distribution footprint of approximately 2,400 affiliated representatives and thousands of non-affiliated agents and TPAs as of December 31, 2012. Our Retirement Solutions business comprises two financial reporting segments: Retirement and Annuities.

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Retirement provides tax-deferred, employer-sponsored retirement savings plans and administrative services to nearly 48,000 plan sponsors covering more than 5 million plan participants in corporate, education, healthcare and government markets as of December 31, 2012. Retirement also provides rollover IRAs, and other retail financial products as well as comprehensive financial advisory services to individual customers. We serve a broad spectrum of employers ranging from small companies to the very largest of corporations and government entities. As of the latest Pensions and Investments survey published in March 2013, we rank second in the U.S. defined contribution plan market by number of record kept plan sponsors, third by number of plan participants served, and fifth by assets under management and administration at September 30, 2012. Retirement had $304.1 billion of AUM and AUA at December 31, 2012, of which $80.2 billion was full service business, $221.5 billion was recordkeeping and stable value business and $2.4 billion was Individual Markets business.

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Annuities provides fixed and indexed annuities, tax-qualified mutual fund custodial products and payout annuities for pre-retirement wealth accumulation and post-retirement income management sold through multiple channels, and had $26.1 billion of AUM at December 31, 2012.

Investment Management. We are a prominent full-service asset manager with $181.8 billion of AUM and $54.7 billion of AUA as of December 31, 2012, delivering client-oriented investment solutions and advisory services. We serve both individual and institutional customers, offering them domestic and international fixed income, equity, multi-asset and alternative investment products and solutions across a range of geographies, investment styles and capitalization spectrums.

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As of December 31, 2012, we managed $101.3 billion in our commercial business (comprised of $60.7 billion for third-party institutions and individual investors, and $40.6 billion in separate account assets for our Retirement Solutions, Insurance Solutions and Closed Block businesses) and $80.4 billion in general account assets. We are particularly focused on growing our commercial business, in which we achieved 11.3% organic AUM growth in 2012.

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We have a highly scalable business model and are among the twenty largest managers of institutional tax-exempt assets in the U.S. and ranked number one among defined contribution investment managers in client loyalty and favorability as of 2011.

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As of December 31, 2012, our retail mutual fund portfolio assets totaled $22.0 billion. On a five-year asset-weighted basis, 77% of our mutual funds beat their Morningstar category average and 85% had lower volatility than their Morningstar competitor average as of December 31, 2012.

Insurance Solutions. We are one of the top providers of life insurance in the United States. In our focus individual products, term and universal life, we currently rank fifth and seventeenth, respectively, based on premiums sold as of December 31, 2012. We are also the fifth ranked provider of medical stop loss coverage in the United States based on in-force premiums as of December 31, 2012. Our Insurance Solutions business comprises two financial reporting segments: Individual Life and Employee Benefits.

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Individual Life provides wealth protection and transfer opportunities through universal, variable, and term products, distributed through independent channels to meet the needs of a broad range of customers from the middle-market through affluent market segments. As of December 31, 2012, the Individual Life distribution model is supported by independent life sales agents (over 2,200 independent general agents with access to over 93,000 producers), strategic distribution (over 30 independent managing directors supporting approximately 6,900 additional producers) and specialty markets (approximately 75 general agents with access to over 7,400 producers).

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Employee Benefits provides stop loss, group life, voluntary employee-paid and disability products to mid-sized and large businesses. As of December 31, 2012, the Company has 58 employee benefits sales representatives, across 19 sales offices, with average industry experience of 16 years. Approximately 59.4%, 18.8% and 9.6% of 2012 Employee Benefit sales were attributed to stop loss, life and voluntary products, respectively.

Closed Blocks. We separated our Closed Block Variable Annuity and Closed Block Institutional Spread Products segments from our other operations and made a strategic decision to stop actively writing new retail variable annuity products with substantial guarantee features and to run-off the institutional spread products portfolio over time. Accordingly, these segments have been classified as closed blocks and are managed separately from our ongoing business.

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Closed Block Variable Annuity. In 2009, we decided to cease sales of retail variable annuity products with substantial guarantee features (the last policies were issued in early 2010) and placed this portfolio in run-off. Subsequently, we refined our hedging program to dynamically protect regulatory and rating agency capital of the variable annuities block for adverse equity market movements. In addition, since 2010, we have increased statutory reserves considerably, added significant interest rate risk protection and have more closely aligned our policyholder behavior assumptions with experience. Our focus in managing our Closed Block Variable Annuity segment is on protecting regulatory and rating agency capital from equity market movements via hedging and judiciously looking for opportunities to accelerate the run-off of the block, where possible. We believe that our hedging program combined with our statutory reserves of $7.6 billion at December 31, 2012, related to the variable annuity block, provides adequate resources to fund a wide range of, but not all, possible market scenarios as well as a margin for adverse policyholder behavior.

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Closed Block Institutional Spread Products. In 2009, we also placed the institutional spread products portfolio in run-off. As of December 31, 2012, remaining assets in the institutional spread products portfolio had an amortized cost of $3.8 billion, down from a peak of $14.3 billion in 2008.

As of December 31, 2012, we had $461.0 billion in total AUM and AUA and total shareholder’s equity, excluding AOCI and noncontrolling interests, of $10.2 billion. In 2012, we generated $606.0 million of income before income taxes, $473.0 million of net income available to ING U.S., Inc.’s common shareholder and $918.3 million of operating earnings before income taxes. Operating earnings before income taxes is a non-GAAP financial measure. For a reconciliation of operating earnings before income taxes to income (loss) before income taxes, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—Company Consolidated.”

Market Environment and Opportunities

The current macroeconomic backdrop and financial market uncertainty, as well as the weakening of historical safety nets provided by governments and employers, such as Social Security and defined benefit plans, are increasing the need for Americans to plan for their own long-term financial security. Our products and services are designed to help individuals achieve their retirement savings, investment income and protection goals. We believe that we are uniquely positioned to benefit from a number of significant demographic and market trends, including the following:

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Rapid growth in aging U.S. population. In a 2010 study, the U.S. Census Bureau estimated that the number of Americans aged 65 and older will more than double over the next 40 years, increasing from 40.2 million in 2010 to 88.5 million in 2050. By 2050, it is estimated that over 20% of the U.S. population will be aged 65 or older, as compared to 13.0% in 2010.

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Fraying of traditional social safety nets. The U.S. Government Accountability Office has indicated that increasing life expectancy has created a risk that many retirees will outlive their retirement assets.

Additionally, employer-sponsored private sector pension plans face severe funding deficits. According to a report by Mercer Consulting, a consulting and research firm, the aggregate funding deficit for pension plans sponsored by companies included on the S&P 1500 was $484 billion as of December 31, 2011. Americans realize that funding deficits in government and employer-sponsored pension plans leave them exposed to retirement income shortfalls. According to a 2012 LIMRA study, more than 64% of individuals aged 55 to 70 do not expect to receive enough income from Social Security and employer pensions to cover their basic living expenses through their retirement years.

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Growth in the retirement savings market. The U.S. Bureau of Labor Statistics estimates that private sector participation in defined benefit plans declined from 80% of full time employees in 1985 to 22% in 2011, while employee participation in defined contribution plans increased from 41% to 50% over the same period. Between 2000 and 2011, total assets held in defined contribution plans grew from $3.1 trillion to $5.0 trillion and total assets held in IRAs grew from $2.6 trillion in 2000 to $4.8 trillion in 2011, while total private sector defined benefit plan assets only grew from $2.0 trillion to $2.3 trillion. According to Cerulli Associates, a financial services research firm, total U.S. retirement account assets are expected to grow 38% from $16 trillion in 2011 to $22 trillion by 2016. The paradigm shift in savings responsibilities from institutions to individuals will drive much of this growth into the defined contribution and IRA markets, with defined contribution plan assets expected to grow from $4.8 trillion to $5.8 trillion and IRA assets expected to grow from $5.2 trillion to $7.6 trillion between 2011 and 2016. In addition, the anticipated growth of the rollover market presents a considerable long-term opportunity: according to LIMRA, assets rolled into IRAs exceeded $400 billion per year in 2011 (up 118% from 10 years ago) and are expected to reach approximately $600 billion per year by 2015.

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Insufficient life insurance coverage. According to the most recent study published by LIMRA in September 2011, 58 million or approximately half of all U.S. households do not believe they have sufficient life insurance coverage. The average U.S. household with life insurance coverage only owns enough to replace 3.6 years of income, as compared to the 7-to 12-year average recommended range as sourced by LIMRA.

We believe these market trends will drive increasing demand for our Retirement Solutions, Investment Management and Insurance Solutions businesses, and highlight the value of our holistic investment advisory approach as a means to help customers realize their retirement savings and income goals.

Our Competitive Strengths

We believe that we have a number of competitive strengths which will allow us to capitalize on attractive market opportunities as we develop and grow our business in a consistent and prudent manner.

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Leadership positions in our ongoing business with a broad range of product offerings capable of meeting the evolving financial needs of customers throughout their lives. We have leading positions in our Retirement Solutions and Insurance Solutions businesses and a prominent Investment Management business with top-tier investment performance across an array of asset classes. Few of our competitors have the breadth and scale across savings and financial protection products that customers will need throughout their lives.

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Our Retirement Solutions business ranks as the number two provider of defined contribution retirement plans in the U.S. as measured by the number of plan sponsors, and number three as measured by the number of plan participants for which we provide recordkeeping services as of September 30, 2012. We are one of the few retirement services providers in the U.S. capable of using our industry presence and scale to efficiently support small, mid, large and mega-sized employers in the 401(k), 403(b) and 457 market segments.

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Our Investment Management business is a leading U.S. based asset manager, with 77% of our mutual funds beating their Morningstar category average and 85% having lower volatility than their Morningstar competitor average on a five-year asset-weighted basis as of December 31, 2012.

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Our Insurance Solutions business provides a full range of product capabilities and is the fifth largest writer of term life, and the seventeenth largest writer of universal life based on premiums sold in the United States as of December 31, 2012. We are also the fifth largest provider of medical stop loss coverage based on premiums in force as of December 31, 2012.

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Relationships with approximately 13 million customers as of December 31, 2012. We believe the size, scope and long-standing market presence of our businesses provide us with access to millions of individual customers, relationships with and relevance to distributors across the financial services landscape, economies of scale, and an understanding of and ability to leverage best practices across our organization. We can offer customers with whom we have built a relationship, either through their employer or directly, a suite of products that can meet most of their lifetime protection and accumulation needs.

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Our institutional businesses provide us with the ability to access millions of individual customers in a cost-effective manner, and our comprehensive product suite gives us the opportunity to convert these touch points into long-term customer relationships.

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Our access to individuals at critical points in their lives and our ability to offer tailored protection, retirement, investment and savings products enables us to cultivate deep, long-lasting and profitable customer relationships. Our product suite includes roll-over IRAs, mutual funds and annuities which enables us to maintain a relationship with individuals entering retirement or exiting their current plan for any other reason. According to a 2011 report by LIMRA, approximately 75% of roll-over assets are captured by an institution with which the customer had a prior relationship.

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Extensive, multi-channel distribution network with strong producer relationships. We offer customers access to our products and services through a national, multi-channel distribution network that includes approximately 200,000 individual points of contact associated with both affiliated and unaffiliated distributors as of December 31, 2012.

•	We cultivate long-standing, loyal relationships with our distributors by providing innovative products, highly responsive service and efficient technology solutions.

•	Each of our businesses maintains its own distribution base, tailored by the nature of its products and preferences of its customers.

•	We have established extensive, multi-channel distribution networks in each of our ongoing businesses and believe these strong relationships are a key aspect of achieving our long term goals.

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Scalable operating platform. We have developed a highly scalable business model which positions us well for future growth opportunities. Our operating platform supports both current and significantly higher volumes of business, positioning us favorably for margin expansion in the future.

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Our Retirement Solutions business has operational centers of excellence that are leveraged across the Institutional Retirement Plans (full service and recordkeeping) and Individual Markets businesses to efficiently and cost effectively provide high quality services to all clients.

•	Our Investment Management business has developed product manufacturing capabilities that would enable the business to manage a significant amount of additional assets with limited increase in costs.

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Our Insurance Solutions business has scalable operational models that provide us the capability to add new business at attractive marginal costs and to quickly increase capacity to take advantage of attractive market conditions.

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Renewed financial strength. We have taken decisive actions to strengthen our balance sheet over the last four years by repositioning and reducing the risk of our investment portfolio, hedging our closed block against market-related volatility, deleveraging our capital structure and bolstering our holding company liquidity position.

•	Our U.S. insurance subsidiaries have maintained an estimated combined RBC ratio at or above 425% as of the end of each quarter during 2011 and 2012.

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Our investment portfolio of $95.5 billion as of December 31, 2012, is comprised of approximately 78.8% fixed maturity securities, of which 95.0% have been assigned credit quality ratings of 1 or 2 by the NAIC.

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Between December 31, 2008 and December 31, 2012, we reduced our Alt-A exposure 91.4% from $4.5 billion to $389.2 million, our subprime holdings 72.3% from $3.6 billion to $998.0 million and our CMBS exposure 53.2% from $9.4 billion to $4.4 billion based on amortized cost. As of March 31, 2013, we had no direct sovereign exposure to Greece, Ireland, Portugal, Spain or Italy and no direct exposure to financial institutions based in those countries.

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We decided to cease sales of retail variable annuity products with substantial guarantee features (last policies were issued in 2010) and placed this portfolio and the institutional spread products portfolio in run-off. Subsequently, we refined our hedging program to dynamically protect regulatory and rating agency capital of the variable annuities block for adverse equity market movements. In addition, since 2010, we have increased statutory reserves considerably, added significant interest rate risk protection and have more closely aligned our policyholder behavior assumptions with experience.

•	We enhanced our capital structure and significantly reduced financial leverage.

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Stringent risk management approach. Over the past few years, we have become increasingly focused on risk management and risk control. We have established an independent risk management function with responsibility for all risk management across the organization enabling clear separation of duties between risk, finance and investment functions.

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We have comprehensive risk management and control procedures at all levels of our organization that support business strategies, formulate risk appetite, implement risk related policies and monitor limits.

•	We adhere to a strong policy and reporting framework that guides a multi-tiered risk governance structure in the assessment and management of risk and includes a daily feedback mechanism.

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We follow disciplined processes to assess, measure, report and manage risks, including product development and pricing, ALM, capital management and risk mitigating activities such as hedging and reinsurance.

•	We maintain a dynamic hedging program that protects against select equity market and interest rate risks as illustrated by the recent extension of our Retirement stable value hedge to 80% coverage.

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Highly experienced management team, supported by deep bench of talent. Our senior management team has extensive experience in the retirement, investment management and insurance sectors and is supported by a diverse group of talented executives throughout the Company.

•	Our 9 executive officers average over 25 years of financial services experience and are actively instilling a performance-driven, execution-oriented culture across our organization.

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6 of our 9 executive officers have joined the Company since the financial crisis of 2008-2009, and have successfully put in place a set of strategies that are helping to define our Company today, including risk management initiatives, balance sheet discipline, and product portfolio improvements.

Our Business Strategy

Building on our core strengths, we intend to pursue strategies to deliver consistent earnings growth with attractive risk-adjusted returns while maintaining a strong balance sheet. The immediate focus of our strategy is to improve our ongoing business operating ROE. We have identified more than thirty ROE-enhancing projects across our businesses and functions intended to improve our ongoing business operating ROE to a goal in the range of 12% to 13% by 2016. The ongoing business operating ROC increased from 6.6% in 2011 to 7.2% in

2012, and is expected to increase to a goal in the range of 10% to 11% by 2016. Operating ROE and operating ROC are non-GAAP financial measures. For additional detail on our ROC expansion goal and the calculation of operating ROE and operating ROC and reconciliations, see “—Operating Return on Capital Goal.” The cornerstones of our prudent ROE and ROC expansion strategy are the following:

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Improve the profitability of our existing franchises. We have identified and are actively pursuing several initiatives to improve profitability across our businesses. These initiatives include maintaining strict pricing discipline for new sales, re-pricing existing blocks of business that do not meet our return hurdles, allowing the run-off of unprofitable books that cannot be re-priced and adjusting policyholder crediting rates. For instance, we recently instituted price increases across certain term and universal life products, positioning them to earn double-digit returns. We are working to reduce our operating and information technology overhead by leveraging our procurement capabilities to reduce expenses, increasing our use of business process outsourcing services and employing “Six Sigma” statistical management techniques. We believe these initiatives will enhance our margins and support improved earnings and increased cash flow distributions from our operating subsidiaries to ING U.S., Inc. going forward.

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Focus on capital management across all businesses. We are highly focused on effectively managing the demands for capital across our businesses. We have prioritized growth in our higher return, less capital intensive Retirement Solutions and Investment Management businesses. Our Insurance Solutions business is focused on selling capital-efficient products such as indexed products in Individual Life and Employee Benefits products. The overall objective of these policies is to realign our businesses in a manner that will maximize free cash flow generation.

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Leverage leading market positions, investment performance, and distribution strength to drive profitable growth in select markets. Within Retirement Solutions, we are targeting the small-mid corporate and education retirement plan markets. We will target growth in the healthcare and government markets selectively based on opportunities for economically sustainable value delivery with acceptable returns. We are also seeking to expand relationships with our large recordkeeping-only clients by offering the full breadth of ING U.S.’s capabilities, including Retirement Readiness solutions, for their plan participants. Within Investment Management, we are focused on leveraging our strong investment track record and historical performance to attract new institutional and individual customers in our third party business and to increase the share of proprietary assets under the management of Retirement Solutions. Given our scalable operating platform we believe our growth will produce margin expansion in these segments. Also, although we are deemphasizing parts of our Insurance Solutions business, it provides key capabilities, broad distribution and seasoned underwriting that complement Retirement Solutions and Investment Management in helping customers attain their financial goals.

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Transcend boundaries between workplace benefits and personal financial products. We aim to deliver comprehensive solutions across our customer base by combining the capabilities of our three ongoing businesses. This combination of capabilities differentiates us from other financial services firms and allows us to capitalize on favorable demographic and social trends. For individuals, we intend to provide value-added services and increase the number of our products they consume. In Retirement Solutions, we have been seeking greater access to employees in employer-sponsored plans. We believe that such direct access will allow us to convert institutional relationships into individual ones and enable us to offer individuals entering retirement or exiting their current employer-sponsored plan for any other reason suitable products in which they can invest their retirement plan assets. In Insurance Solutions, we have been working with employer clients to offer a broader array of voluntary products to address the needs of their employees. Ultimately, we aspire to bridge the gap between workplace benefits and personal financial products in order to benefit our customers.

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Protect our balance sheet by prudently managing risks. Risk management is pervasive in everything we do as a Company. The coordination of our strategic, financial and risk functions have been critical to helping us focus on risk reduction initiatives as well as determining where to invest for the future. We have substantially reduced the risk of our investment portfolio since 2008 and intend to continue managing it conservatively. On the liability side, we have significantly deleveraged our capital structure, are keenly focused on managing tail risks and have implemented a hedging program designed to substantially mitigate the effect of market shocks on our regulatory and rating agency capital adequacy, especially as it relates to the Closed Block Variable Annuity segment. Our hedging program is constantly evaluated and revised in light of changing market conditions and to manage the trade-offs between capital preservation, cash flow, earnings and underlying economics.

Our Brand

Our company’s leadership and reputation in the financial services industry is built from the strong heritage of our brand. Through a history of acquisitions, including the Aetna, ReliaStar, Equitable of Iowa, Security Life of Denver brands, we have consistently integrated and branded our operations to achieve outstanding customer awareness, brand attributes, and brand affiliation. Since 2001, we largely consolidated our operations under the globally recognized ING brand. According to industry branding surveys, brand awareness for ING in the U.S. has grown dramatically, increasing from 11% in 2001 to 76% in 2012.

The ING U.S. brand is associated with retirement, investment and insurance products and solutions that deliver financial security, and as we become a standalone company, we plan to leverage our high brand awareness and brand strength to create a new brand that supports our mission of making a secure financial future possible for all of our customers.

We plan to invest substantial resources to develop and build awareness of our new brand, based on our vision to be America’s Retirement Company™. We believe that strong brand recognition is the first step in reestablishing ourselves with all of our stakeholders as a standalone company.

We have developed detailed plans for executing both the operational and legal entity rebranding efforts. The operational and legal work to rebrand to “Voya Financial” is not expected to commence before early 2014 and we do not expect to formally shift the majority of our advertising and marketing to our new brand name until late 2014 at the earliest. We anticipate that the process of changing all marketing materials, operating materials and legal entity names containing the word “ING” or “Lion” to our new brand name will take approximately 24 months and will cost between $40 million and $50 million, excluding incremental advertising expenses.

Operating Return on Equity

We measure our performance using various financial and operational metrics such as new business internal rate of return, customer satisfaction and employee engagement. We focus in particular on operating ROE and operating ROC as key financial metrics for our stakeholders because these metrics indicate how effectively we use our capital resources.

We have described below our operating ROC, which measures how effectively we use both debt and equity capital resources, for the years ended December 31, 2011 and 2012, as well as our goal to increase our ongoing business operating ROC from a baseline of 7.2% in 2012 to a range of 10% to 11% by 2016. We believe that operating ROE, which measures how effectively we use equity capital resources, is a useful measure for investors and we currently intend to disclose our operating ROE on a periodic basis. We have not set forth our operating ROE for any historical period in this registration statement, as we believe our recapitalization activities through the year ended December 31, 2011, as described in “Recapitalization”, limit the comparability of actual historical operating ROE with the operating ROE we anticipate achieving after completion of our recapitalization activities.

Nevertheless, in order to assist investors with understanding how our future operating ROC goals would translate into operating ROE, we calculate that, if we achieve our goal of increasing our ongoing business operating ROC to a range of 10% to 11% by 2016, our ongoing business operating ROE in 2016 would be in the range of 12% to 13%. In order to translate anticipated ongoing business operating ROC into ongoing business operating ROE for this period, we divided projected operating earnings after income taxes of our ongoing business by the projected average capital of our ongoing business, after adjusting for projected interest expense and projected financial leverage of the ongoing business, respectively, in amounts proportional to the ratio of total capital in the ongoing business to total capital in the total Company. Given that we do not classify any of the results of the Closed Block Variable Annuity segment as operating earnings, we do not focus on total Company operating ROE as a performance indicator.

In calculating our ongoing business operating ROE projections:

•	We assume we will have a financial leverage-to-capital ratio of approximately 25% in each year;

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We assume that we will return to shareholders capital in excess of our target statutory capital levels. We expect to generate between $1.2 billion and $1.4 billion, after funding new business strain and holding company expenses, during the period of 2013 through 2016 that is expected to be available for redeployment, including for return to shareholders, primarily in 2015 and 2016;

•	We assume a weighted average pre-tax interest rate of approximately 5.5% on financial leverage;

•	We assume an effective tax rate of 35%; and

•	We assume no gain or loss from unlocking of DAC/VOBA and other intangibles.

Operating ROE is a non-GAAP financial measure. Other companies may use a similar non-GAAP financial measure that is calculated differently from the way we calculate it. Accordingly, our operating ROE may not be comparable to a similar measure used by other companies.

Operating Return on Capital Goal

For our ongoing business segments we focus on operating ROC, which is a measure of our operating results relative to the capital we have deployed in each segment. We have established specific operating ROC goals for each business segment within our ongoing business and for the ongoing business as a whole, which we intend to meet within the next four years. We do not allocate debt at the segment level and, as such, do not have ROE goals for each segment.

Our goal is to operate our ongoing business to deliver an attractive operating ROC. We believe that the presentation of our ongoing business operating ROC enhances the understanding of our results of operations by highlighting our underlying profitability relative to capital. We believe that delivering an attractive operating ROC should increase our enterprise valuation, improve our access to the capital markets, lower our cost of capital and help attract and retain talent.

Operating ROC is a non-GAAP financial measure. Other companies may use a similar non-GAAP financial measure that is calculated differently from the way we calculate it. Accordingly, our operating ROC may not be comparable to a similar measure used by other companies. We calculate operating ROC by dividing operating earnings before interest and after income taxes, by average capital. When we calculate our ongoing business operating ROC, we use the following methodology:

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Operating earnings before interest and after income taxes for our ongoing business is calculated by aggregating the operating earnings before income taxes for each segment included within our ongoing business, in each case assuming an effective tax rate of 35%. Because interest expense related to financial leverage is recorded in our Corporate segment, no adjustment for interest expense is required with respect to operating earnings before income taxes for our ongoing business.

•	We assume no gain or loss from unlocking of DAC/VOBA and other intangibles.

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Average capital for our ongoing business is calculated by determining total Company average capital, allocating that average capital to each of our segments, and then aggregating segment average capital for each of the segments included within our ongoing business.

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Total Company average capital is equal to the average ING U.S., Inc. shareholder’s equity, excluding AOCI, plus total Company average financial leverage (with the average in each case calculated as the simple average of such amounts as of the beginning and end of the relevant period).

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Total Company financial leverage is calculated as the sum of consolidated short-term debt and long-term debt, plus loans from certain subsidiaries, and excluding operating leverage. We define operating leverage as self-liquidating forms of financing, such as securities lending, reverse repurchase and captive reinsurance reserve financing arrangements. For a reconciliation of financial leverage to total long-term and short-term debt, see “—Calculations and Reconciliations.”

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Total Company average capital is allocated to each of our segments in proportion to each segment’s target statutory capital, plus an allocation of the differences between statutory capital and total ING U.S., Inc. shareholder’s equity on a GAAP basis (excluding AOCI), based on each segment’s portion of these differences. Statutory surplus in excess of target statutory capital and certain corporate assets and liabilities, such as certain deferred tax assets and liabilities for unfunded pension plans, are allocated to the Corporate segment.

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In connection with our IPO-related recapitalization activities, we have reduced the capital allocated to the ongoing business by $700 million to $800 million in 2013 and have increased Closed Block Variable Annuity capital by approximately $1.8 billion. We have not adjusted our baseline operating ROC for 2012 to make any pro forma adjustment for this anticipated reduction in average capital for our ongoing business, which we anticipate will increase operating ROC beginning as of January 1, 2013.

With respect to calculating total Company operating ROC, we assume that we will return to shareholders capital in excess of our target statutory capital levels. Maintaining a financial leverage-to-capital ratio in line with our targeted level of approximately 25%, we expect to generate between $1.2 billion and $1.4 billion, after funding new business strain and holding company expenses, during the period of 2013 through 2016 that is expected to be available for redeployment, including for return to shareholders, primarily in 2015 and 2016.

For purposes of measuring our progress towards our operating ROC goal, when calculating our ongoing business operating ROC for 2012 and 2011, we adjusted our operating earnings before interest and after income taxes for those periods to exclude net earnings effects associated with investment portfolio restructurings implemented in 2012, because we believe that such effects are not reflective of the performance of our ongoing business.

We believe that excluding these items provides the most meaningful baseline for assessing our business performance against our long-term operating ROC goal for our ongoing business. We refer to our operating earnings before interest and after income taxes for 2012 and 2011, as adjusted for these items, as “baseline operating earnings before interest and after income taxes.” For a reconciliation of baseline operating earnings before interest and after income taxes to operating earnings before income taxes, see “—Calculations and Reconciliations.” Other significant items and DAC/VOBA and other intangibles unlocking may occur in the future which could impact the comparability of our reported operating ROC for future periods to our long term objectives described below.

Our goal is to increase our ongoing business operating ROC from a baseline of 7.2% in 2012 to a range of 10% to 11% by 2016. During this period, our plan is to improve operating ROC by between 70 basis points and 100 basis points each year. These long-term goals are premised on a number of significant assumptions and are, by their nature, subject to significant uncertainties and contingencies, many of which are outside of our control and further described below.

As part of our efforts to reach our ongoing business operating ROC goal, for four of the segments included in our ongoing business we have set segment-level operating ROC goals that we seek to achieve by 2016. For our

Investment Management segment, which is also included in our ongoing business, we have set an operating margin goal that we seek to achieve by 2016. We calculate operating margin in our Investment Management segment by dividing operating earnings before interest and income taxes by total operating revenues. These goals are:

•	Retirement: operating ROC goal in the range of 10% to 11%;

•	Annuities: operating ROC goal in the range of 7% to 9%;

•	Investment Management: operating margin goal in the range of 30% to 34%;

•	Individual Life: operating ROC goal in the range of 6% to 8%; and

•	Employee Benefits: operating ROC goal in the range of 18% to 22%.(1)

(1)	Without the annually renewable reinsurance transaction in our Employee Benefits segment, which lowers the required capital for the segment, the operating ROC goal is in the range of 11% to 13%.

In late 2011, we established a process to identify and track over thirty strategic initiatives across all our businesses and functions to help us reach our ongoing business operating ROC. For management purposes, we categorize each such initiative as a margin, growth or capital initiative. Within margin initiatives, we further specify the planned attributions from cost savings, re-pricing actions and the run-off of unprofitable blocks of business. Concurrently with our cost rationalization efforts, we plan to continue to make necessary investments in our businesses to help facilitate our ability to best serve our customers, including our planned efforts to rebrand our company following the consummation of our initial public offering, the anticipated cost of which is not included in the calculation of our operating ROC goal. See “—Our Brand.” We detail each of these initiative categories below and their target attribution range to the overall ongoing business operating ROC goal.

Margin Initiatives. Our plan calls for margin initiatives to be the greatest contributor to our ongoing business operating ROC goal, generating 230 basis points to 270 basis points improvement over the period from 2013 to 2016. The largest initiatives include: (a) enterprise-wide cost rationalization efforts where our goal is to reduce annual operating expenses by a minimum of $100 million pre-tax by 2016 as compared to 2012; (b) reducing expense and commission structures in Individual Life given anticipated lower future sales volumes; (c) crediting rate reductions in our Retirement and Individual Life segments; (d) run-off of the MYGA business in our Annuities segment; (e) cost rationalization efforts in our Retirement segment (in addition to the enterprise-wide efforts described above) which include cost reductions in discretionary expenditures and measures to increase efficiencies in staffing; (f) margin and pricing improvement efforts in our Retirement segment, through improved assumption setting and risk management and growth of the return on capital of its large/mega recordkeeping and full service plans; and (g) loss ratio improvement efforts for stop loss policies written by our Employee Benefits segment, driven by improving underwriting, claims processing and product features.

Growth Initiatives. Our plan calls for growth initiatives to generate 170 basis points to 200 basis points improvement to our ongoing business operating ROC over the period from 2013 to 2016. The largest initiatives include: (a) the strategy of our Retirement segment to capitalize on our deep institutional relationships to enhance the presence of our Individual Markets business (particularly in the rollover market); (b) efforts by our Investment Management business to actively grow our third party institutional and retail business given our competitive investment performance in attractive asset classes; (c) within Investment Management, continued earnings growth in our alternatives asset class; and (d) efforts by our Annuities segment to increase sales of our Select Advantage mutual fund given its low capital requirements.

Capital Initiatives. Capital initiatives are anticipated to make additional incremental contributions to our ongoing business operating ROC over the period from 2013 to 2016. Capital optimization efforts are being implemented across our ongoing business that we believe will add incremental improvement to the ongoing business operating ROC. Many of our margin initiatives are intended to enhance both margin and capital efficiencies, such as the focused run-off of our unprofitable businesses and emphasis on less capital-intensive product categories, and have been described above. Capital-specific initiatives include various reinsurance transactions and a shift in our product mix towards less capital intensive, fee-based products. Our operating ROC goal for our ongoing business assumes we operate at our target capitalization level, which is currently a 425% RBC ratio for our U.S. insurance company subsidiaries on a combined basis.

Impact of continued low interest rate environment. We estimated the contribution of each initiative category described above without reflecting the impact of a continued low interest rate environment. However, our ROE goal of 12% to 13%, our ROC goal of 10% to 11%, and our segment ROC and margin targets do reflect the negative effect of the current low interest rate environment, which we expect will negatively impact our ongoing business operating ROC by 110 basis points to 130 basis points over the period from 2013 to 2016. This negative effect reflects expected lower investment income due to lower portfolio yields compared to 2012 levels in Retirement and Insurance Solutions, and expected lower net margin (investment income less credited interest) compared to 2012 levels in Annuities. In calculating the impact of a continued lower interest rate environment, we utilized the forward interest curve as of July 31, 2012, which reflected modestly increasing rates over time, and included the impact of DAC/VOBA and other intangibles and taxes. If interest rates observed over the second half of 2012 were to persist over the entire period of 2013 through 2016, our results would experience a more negative impact. See “Risk Factors—The level of interest rates may adversely affect our profitability, particularly in the event of a continuation of the current low interest rate environment.”

In setting the operating ROC goal described above, we have made significant assumptions with respect to, among other things:

•	general conditions of the markets in which our businesses operate;

•	movements of interest rates, particularly given the current sustained low interest rate environment;

•	movements of equity markets;

•	investment yields;

•	the effectiveness of our enterprise-wide and segment-specific cost rationalization efforts;

•	mortality rates, morbidity rates, persistency rates and other underwriting assumptions;

•	our ability to maintain financial leverage commensurate with our current credit ratings and a long-term financial leverage to capital ratio of 25%;

•	the absence of any change in our credit ratings due to our proposed strategic actions;

•	benefit costs, particularly in healthcare; and

•	the continuation of current compensation practices.

While these long-term goals are presented with numerical specificity and we believe such goals to be reasonable as of the date of this prospectus, given the uncertainties surrounding such assumptions, there are significant risks that these assumptions may not be realized and thus the goals may not be achieved. Accordingly, our actual results are likely to differ from these goals and the differences may be material and adverse, particularly if actual events adversely differ from one or more of our key assumptions. The goals and their underlying assumptions are forward-looking statements. We strongly caution investors not to place undue reliance on any of these assumptions or goals. Except as may be required by applicable securities laws, we are not under any obligation (and expressly disclaim any obligation) to update or alter any assumptions, goals, projections or other related statements that we may make. See “Note Regarding Forward-Looking Statements” and “Risk Factors” for additional information regarding these forward-looking statements.

Calculations and Reconciliations

The table below presents operating ROC for each of our segments, for our ongoing business and for the total Company, for the periods indicated.

	Year Ended December 31, 2012

($ in millions, unless otherwise indicated)	Retirement Solutions		Investment Management	Insurance Solutions		Total Ongoing Business	Closed Block Variable Annuity	Corporate & Other Closed Blocks	Total Company
	Retirement	Annuities		Individual Life	Employee Benefits
Average Capital(1)	$4,308	$2,210	$289	$2,702	$421	$9,930	$3,357	$599	$13,886
Baseline operating earnings before interest and after income taxes(2)	308.1	129.7	86.0	115.7	71.0	710.5	—	39.6	750.1
Operating Return on Capital	7.2%	5.9%	29.8%	4.3%	16.9%	7.2%	0.0%	6.6%	5.4%

	Year Ended December 31, 2011

	Retirement Solutions		Investment Management	Insurance Solutions		Total Ongoing Business	Closed Block Variable Annuity	Corporate & Other Closed Blocks	Total Company
	Retirement	Annuities		Individual Life	Employee Benefits
Average Capital(1)	$4,210	$2,380	$306	$2,359	$410	$9,665	$3,231	$693	$13,589
Baseline operating earnings before interest and after income taxes(2)	258.5	79.0	56.9	185.7	54.1	634.3	—	61.5	695.8
Operating Return on Capital	6.1%	3.3%	18.6%	7.9%	13.2%	6.6%	0.0%	8.9%	5.1%

(1)	For segment average capital amounts, we allocate total Company average capital to each of our segments in proportion to each segment’s target statutory capital, plus an allocation of the differences between statutory capital and Total ING U.S., Inc. shareholder’s equity on a GAAP basis (excluding AOCI), based on each segment’s portion of these differences. Total Company average capital is calculated as follows:

	As of December 31,
($ in millions, unless otherwise indicated)	2012	2011
ING U.S., Inc. Shareholder’s Equity	$13,874.9	$12,353.9
AOCI	3,710.7	2,595.0

ING U.S., Inc. Shareholder’s Equity, excluding AOCI	10,164.2	9,758.9
Financial Leverage(a)	3,808.3	4,041.3

Total Capital	$13,972.5	$13,800.2

Financial Leverage to Total Capital	27.3%	29.3%
Average Capital (average for period)	$13,886.4	$13,588.7

(a)	Financial leverage is defined as short-term debt, long-term debt and loans from certain subsidiaries, excluding operating leverage. We define operating leverage as self-liquidating forms of financing, including securities lending, reverse repurchase and captive reinsurance reserve financing arrangements. The following table presents a reconciliation of financial leverage to total debt:

	As of December 31,
($ in millions, unless otherwise indicated)	2012	2011
Short-term Debt	$1,064.6	$1,054.6
Long-term Debt	3,171.1	1,343.1

Total Debt	4,235.7	2,397.7
Less: operating leverage	(688.4)	(688.4)
Plus: loans from subsidiaries	261.0	2,332.0

Financial Leverage	$3,808.3	$4,041.3

(2)	Baseline operating earnings before interest and after income taxes is calculated as follows:

	Year Ended December 31, 2012
($ in millions)	Retirement Solutions		Investment Management	Insurance Solutions		Total Ongoing Business	Closed Block Variable Annuity	Corporate & Other Closed Blocks	Total Company
	Retirement	Annuities		Individual Life	Employee Benefits
Operating earnings before income taxes	$448.6	$102.2	$134.5	$196.2	$109.4	$990.9	—	$(72.6)	$918.3
Less:
Interest Expense	—	—	—	—	—	—	—	(127.8)	(127.8)
DAC/VOBA and other intangibles unlocking	5.8	(86.2)	—	3.4	—	(77.0)	—	—	(77.0)
Impact of investment portfolio restructuring(a)	(31.2)	(11.2)	2.2	14.8	0.1	(25.3)	—	(5.8)	(31.1)

Baseline operating earnings before interest	474.0	199.6	132.3	178.0	109.3	1,093.2	—	61.0	1,154.2
Income tax expense(b)	165.9	69.9	46.3	62.3	38.3	382.7	—	21.4	404.1

Baseline operating earnings before interest and after income taxes	$308.1	$129.7	$86.0	$115.7	$71.0	$710.5	—	$39.6	$750.1

	Year Ended December 31, 2011
($ in millions)	Retirement Solutions		Investment Management	Insurance Solutions		Total Ongoing Business	Closed Block Variable Annuity	Corporate & Other Closed Blocks	Total Company
	Retirement	Annuities		Individual Life	Employee Benefits
Operating earnings before income taxes	$441.9	$387.6	$87.5	$279.3	$83.3	$1,279.6	—	$(160.0)	$1,119.6
Less:
Interest Expense	—	—	—	—	—	—	—	(185.7)	(185.7)
DAC/VOBA and other intangibles unlocking	44.2	266.0	—	(6.4)	—	303.8	—	—	303.8
Reserve increase related to use of SSDMF(c)	—	—	—	—	—	—	—	(68.9)	(68.9)

Baseline operating earnings before interest	397.7	121.6	87.5	285.7	83.3	975.8	—	94.6	1,070.4
Income tax expense(b)	139.2	42.5	30.6	100.0	29.2	341.5	—	33.1	374.6

Baseline operating earnings before interest and after income taxes	$258.5	$79.1	$56.9	$185.7	$54.1	$634.3	—	$61.5	$695.8

(a)	Includes the net loss included in operating earnings from the sale of certain alternative investments and investment income associated with assets disposed of during the portfolio restructuring effected during 2012.

(b)	Based on an assumed effective tax rate of 35%.

(c)	Adjustment to exclude an item that we believe is not reflective of performance in the period. See the Note for Commitments and Contingencies in our Consolidated Financial Statements.

Retirement Solutions

Our Retirement Solutions business provides its products and services through two financial reporting segments: Retirement and Annuities. Retirement is focused on meeting the needs of individuals in preparing for and sustaining a secure retirement through employer-sponsored plans and services, as well as through individual account rollover plans and comprehensive financial product offerings and advisory services. Our Annuities segment provides fixed, indexed and payout annuities and mutual fund custodial accounts for pre-retirement wealth accumulation and post-retirement income management, sold through multiple channels.

Retirement

Our Retirement segment is well positioned in the marketplace, with our industry-leading Institutional Retirement Plans business and our growing Individual Markets business. The two businesses combined had $304.1 billion of AUM and AUA as of December 31, 2012, of which $55.1 billion were in proprietary assets.

Our Institutional Retirement Plans business offers tax-deferred employer-sponsored retirement savings plan and administrative services to small-mid corporations, large corporations, public and private school systems, higher education institutions, state and local governments, hospitals and healthcare facilities and not-for-profit organizations. This broad-based institutional business crosses many sectors of the economy, which provides diversification that helps insulate us from downturns in particular industries. In the defined contribution market, we provide services to nearly 48,000 plan sponsors covering more than 5 million plan participants in corporate, education, healthcare and government markets as of December 31, 2012. As of the latest Pensions and Investments survey published in March 2013, we rank second in the U.S. defined contribution plan market by number of record kept plan sponsors, third by number of plan participants served, and fifth by assets under management and administration at September 30, 2012.

Our Individual Markets business, which focuses on the rapidly expanding retiree market as well as on individuals and plan participants, offers retail financial products and comprehensive advice services to help individuals manage their retirement savings and income needs. While AUM and AUA for our Individual Markets business were $2.4 billion at December 31, 2012, it is a key area of future growth for our Retirement segment.

Our Retirement segment earns revenue principally from asset and participant-based advisory and record-keeping fees. Retirement generated operating earnings before income taxes of $448.6 million for the year ended December 31, 2012 and $137.8 for the quarter ended March 31, 2013. Our Investment Management business also earns arm’s-length market-based fees from the management of the general account and mutual fund assets supporting Institutional Retirement Plans and Individual Markets rollover products. Distribution of Investment Management products and services using the Retirement segment continues to present a growth opportunity for our Retirement and Investment Management segments that we are actively pursuing.

We will continue to focus on growing our retirement platform by driving increases in our full-service Institutional Retirement Plans business, particularly in the small-mid corporate and education markets, and by further developing our Individual Markets business with a particular focus on aggressively cross-selling products and services to our Institutional Retirement Plan participants. We will also continue to place a strong emphasis on capital and cost management, with a focus on optimizing our distribution platform and achieving a diversified retirement product mix. In addition, we continue to promote targeted plan monitoring and relationship building to further improve client retention. We believe these initiatives will increase segment revenues and profitability.

An important element of our Retirement strategy is to leverage the extensive customer base to which we have access through our Institutional Retirement Plans business in order to grow our Individual Markets and Investment Management businesses. This opportunity is especially attractive in light of the significant portion of our Institutional Retirement Plans business for which we provide recordkeeping-only services, with such plans encompassing nearly 3 million plan participants as of December 31, 2012. We are therefore focused on building long-term relationships with our plan participants, especially when initiated through service touch points such as plan enrollments and rollovers, which will go beyond their participation in our Institutional Retirement Plans and enable us to offer them individual retirement and investment management solutions both during and after the term of their plan participation.

Institutional Retirement Plans

Products and Services. We offer tax-deferred Institutional Retirement Plans (across all U.S. tax sectors for tax-advantaged retirement savings) to employers of all sizes, principally focusing on for-profit businesses, public and private K-12 education entities and higher education institutions. Within these markets, we offer two distinct product sets: full service and recordkeeping only.

Full-service retirement products provide recordkeeping, plan administration, tailored participant education and communication services, trustee services and institutional and retail investments. These include a wide variety of investment and administrative products for defined contribution plans across all U.S. tax sectors for tax-advantaged retirement savings, as well as defined benefit pension plans, nonqualified executive benefit plans and employer stock option plans. Plan sponsors may select from a variety of investment structures and products, such as general account, separate account, mutual funds, stable value or collective investment trusts and a variety of underlying asset types (including their own employer stock) to best meet the needs of their employees. A broad selection of funds is available for our products in all asset categories from over 100 fund companies, including the ING family of mutual funds managed by our Investment Management business. Our full-service retirement plan offerings are also supported by award-winning participant communications and education programs, as well as investment advisory services offered through our Individual Markets business or through third parties (e.g., Morningstar) to help prepare individuals for retirement through customer-focused personalized and objective investment advice.

Recordkeeping service products provide administration support for plan sponsors seeking integrated record-keeping services for defined contribution, defined benefit and non-qualified plans. Our plan sponsor base spans the entire range of corporate plan sponsors as well as state and local governments. Our recordkeeping retirement plan offerings are also supported by award-winning participant communications and education programs, as well as investment advisory services offered through our Individual Markets business.

Our stable value products are offered with a particular focus on cross-selling products utilizing proprietary investment management to our largest institutional recordkeeping plans. Our product offering includes both separate account GICs and synthetic GICs managed by either proprietary or outside investment managers.

As a top five provider by assets under management and administration in the United States, our defined contribution leadership position comes from decades of experience, organic growth and strategic acquisitions that have allowed us to increase our size, scale and reputation. We are one of only a few defined contribution providers that offer products, services and support to the full spectrum of businesses, ranging from small to mega-sized plans.

The following chart presents our Institutional Retirement Plans product/service models and corresponding AUM and AUA, key markets in which we compete, primary defined contribution plan tax codes and core products offered for each market segment.

Product/Service Model	AUM/AUA (as of December 31, 2012)	Key Market Segments/Product Lines	Primary Defined Contribution Plan Tax Code	Core Products*
Full Service Plans	$80.2 Billion	Small-Mid Corporate K-12 Education Higher Education Healthcare Non-Profits Government (local and state)	401(k) 403(b) 403(b) 403(b) 403(b) 457	ING MAP Select, ING Framewor(k) ING Custom Choice II Retirement Choice II Retirement Plus II Retirement Master II Custom Choice II, Custom Choice Blend
Recordkeeping and Stable Value Plans	$221.5 Billion	Small-Mid Corporate Large Corporate Government (local and state)	401(k) 401(k) 457	** ** **

		Stable Value (Sold across all market segments with a strong focus on Large Corporate)	401(k) 403(b) 457	Separate Account and Synthetic GICs

*	Core products actively being sold today.
**	Offerings include administration services and investment options such as mutual funds, commingled trusts and separate accounts.

For plans in the full service small-mid corporate segment, our core products are:

•

ING MAP Select, a group funding agreement/group annuity contract offered to fund qualified retirement plans. The product contains over 300 funds from well known fund families (larger plans are offered the ability to offer most funds whose trades are cleared through the National Securities Clearing Corporation) as well as our general account and various stable value options.

•

ING Framewor(k), a mutual fund program offered to fund qualified retirement plans. The product contains over 300 funds from well-known fund families (larger plans are offered the ability to offer most funds whose trades are cleared through the National Securities Clearing Corporation) as well as our general account and various stable value options.

For plans in the full service education, healthcare, non-profits and government segments, we offer a variety of customized products, including the following:

Retirement Choice II, a retail mutual fund product which provides flexible funding vehicles and is designed to provide a diversified menu of mutual funds in addition to a guaranteed option (available through a group fixed annuity contract or stable value product).

Retirement Plus II, Retirement Master II and Custom Choice II, registered group annuity products featuring variable investment options held in a variable annuity separate account and a fixed investment option held in the general account.

Custom Choice Blend, a combination product that can be used to support retail mutual funds through our subsidiary, ING National Trust, and/or an unregistered group annuity product featuring variable investment options held in a variable annuity separate account and a fixed investment option held in a general account.

Markets and Distribution

Our Institutional Retirement Plans business can be categorized into two markets: Corporate and Tax Exempt. A brief description of each, including sub segments and strengths are as follows:

Corporate Markets:

•

Small-Mid Corporate Market. In this growth market we offer full service solutions to defined contribution plans of small-mid corporate segment (e.g., typically less than 3,000 employees). Our comprehensive product offering (including flexible investment choices), highly competitive fiduciary solutions, dedicated and proactive service teams and product and service innovations leveraged from our expertise in the Large Corporate market make us one of a small group of providers who can service small-mid corporate plans as they continue to grow. Our industry leadership in this market is evidenced by our sales results in the year ended December 31, 2012 for plans with less than 500 participants, which places us as the number three provider among other leading life insurance company competitors in the United States.

•

Large Corporate Market. In this market we offer recordkeeping services to defined contribution plans of large to mega-sized corporations. Our solutions and capabilities support the most complex retirement plans with a special focus on strategic relationship management and participant retirement readiness. We are dedicated to providing engaging education, technology-based tools and award winning print materials to help plan participants achieve a secure and dignified retirement.

Tax Exempt Markets:

•	Education Market. We offer comprehensive full service offerings to both public and private K-12 educational entities as well as public and private higher education institutions, which we believe are attractive growth segments. In the United States, we rank third in the K-12 education market and fourth in higher education by assets as of December 31, 2012. Our innovative solutions to reduce administrative burden, deep technical and regulatory expertise and strong on-site service teams continue to support our position as one of the top providers in this market.

•

Healthcare Market. In this market we service hospitals and healthcare organizations by offering full service solutions for a variety of plan tax codes. Like the education market, we have strong administrative solutions for healthcare plan sponsors as well as award-winning participant communications and retirement tools in order to better prepare plan participants for retirement.

•

Government Market. We provide both full service and recordkeeping only offerings to small and large governmental entities (e.g., state and local government). For large governmental sponsors, we offer highly complex recordkeeping solutions that are tailored for each client. We also offer a broad range of proprietary, non-proprietary and stable value investments with open architecture. Our flexibility and expertise help make us the third ranked provider in this market in the United States based on assets under management and administration as of December 31, 2012.

Products for Institutional Retirement Plans are distributed nationally through multiple unaffiliated channels or via affiliated distribution including direct sales teams. We offer localized support to these groups and their clients during and after the sales process, a broad selection of investment options and flexibility of choice and top-tier fiduciary solutions to help their clients meet or exceed plan guidelines and responsibilities.

Unaffiliated Distribution:

•

Independent Representatives. We are working with over 6,900 sales agents who primarily sell fixed annuity products from multiple vendors in the education market. Activities by these representatives are centered on increasing participant enrollments and deferral amounts in our existing plans.

•

Independent Producers. Over 12,000 wirehouse and independent producers (as of December 31, 2012) are the primary distributors of our small-mid corporate market products, but they also distribute products to the education, healthcare and government markets. These producers typically present their clients (i.e., employers seeking a defined contribution plan for their employees) with plan options from multiple vendors for comparison.

•

Third-party Administrators (TPAs). As of December 31, 2012, approximately 1,300 TPAs are selling and/or service partners for our small-mid corporate markets business, working with a variety of vendors. While TPAs typically focus on providing plan services only (such as administration and compliance testing), some also initiate and complete the sales process. TPAs also play a vital role as the connecting point between our wholesale team and unaffiliated producers who seek references for determining which providers they should recommend to their clients.

Affiliated Distribution:

•

Affiliated Representatives. ING Financial Partners, our retail broker-dealer, is one of the top ten broker-dealers in the United States as determined by total number of licensed representatives. As of December 31, 2012, we had approximately 2,400 affiliated representatives. These representatives support sales of products for the Retirement segment as well as other segments, with a subset that are primarily focused on driving new and existing sales in education, healthcare and government market plans (full service) through increasing enrollments for existing plans, educating existing participants and selling new plans.

•

Direct Sold by Field Force. While we typically rely on third-party distribution partners for the majority of sales for our Institutional Retirement Plans business, our wholesale team also interacts directly with plan sponsors in the education, healthcare and government markets. Typically, our field force interacts with a consultant hired by the plan sponsor. In order to present our offerings to these large clients, we work with numerous consultants at over 50 different consulting firms as of December 31, 2012.

•

Direct Sold by Large Corporate Market or Stable Value Sales Teams. We have dedicated sales teams that work directly with large plan corporate market and stable value clients. The stable value investment only business can occur in either recordkeeping only plans or within other vendors’ plans. In the large corporate market and for our stable value products, our direct interaction typically occurs with numerous consultants among 23 different consulting firms as of December 31, 2012, some of which are also utilized in the Tax Exempt Market.

Competition. Our Institutional Retirement Plans business competes with other large, well-established insurance companies, asset managers, record keepers and diversified financial institutions. Competition varies in all market segments as very few institutions are able to compete across all markets as we do. The following chart presents the current competitive landscape in the markets where we offer our Institutional Retirement Plans and stable value products:

Market Segment	Competitive Landscape	Select Competitors
Small-Mid Corporate	Dominated by insurance based providers, primarily with third-party administration relationships	John Hancock Principal

K-12 Education	Dominated by a small number of insurance based providers	AXA VALIC

Higher Education	403(b) providers, asset managers and some insurance-based providers	TIAA-CREF Fidelity

Healthcare /Other Non-Profits	403(b) providers, asset managers and some insurance-based providers	TIAA-CREF Fidelity

Government	Primarily insurance-based providers but also asset managers and 457 providers	Nationwide Great West

Recordkeeping	Asset managers, business consulting services, payroll firms and insurance based providers	Fidelity AON Hewitt

Product Offering	Competitive Landscape	Select Competitors
Stable Value	Insurance companies and banks	Prudential MetLife

Our full-service Institutional Retirement Plans business competes primarily based on pricing, the breadth of our service and investment offerings, technical/regulatory expertise, industry experience, local enrollment and financial planning support, investment performance and our ability to offer industry tailored product features to meet the retirement income needs of our clients. Regarding the large plan recordkeeping only business, we have seen consolidation among industry providers in recent years seeking to increase scale, improve cost efficiencies and enter new market segments. However, the market remains competitive with few dominant players. As a result, we emphasize our strong sponsor relationships, flexible value-added services, technical and regulatory expertise, and participant retirement readiness suite of products and services to compete in this segment of the institutional market. Finally, we have seen new insurance company competitors enter the stable value space because demand from participant and plan sponsors remains strong for these products. Our long standing experience in the retirement market underscored by strong stable value expertise allows us to effectively compete against existing and new providers.

Seasonality. We typically experience seasonality in our Retirement segment results.

•

The first quarters tend to have the highest level of recurring deposits, particularly in the Corporate Market, as participant contributions increase from the receipt of annual bonus award payments or annual lump sum matches and profit sharing contributions made by many employers. However, Corporate Market withdrawals also tend to increase in the first quarters as departing sponsors change providers at the start of a new year.

•

The third quarters tend to have lower recurring deposits in the Tax Exempt Markets due to Education Market employees not contributing to their retirement plans through payroll deductions while on hiatus during the summer months. However, single/transfer deposits for the Education business tend to increase due to deposits into Deferred Retirement Option Plans.

•

The fourth quarters tend to have the highest level of single/transfer deposits due to new Corporate Market plan sales as sponsors transfer from other providers when contracts expire at the fiscal or calendar year-end. However, recurring deposits in the Corporate Market may be lower as higher paid participants scale back or halt their contributions upon reaching the annual maximums allowed for the year. Finally, Corporate Market withdrawals tend to increase in the fourth quarter, like the first quarter, due to departing sponsors.

Individual Markets

Products and Services

Our Individual Markets business offers simple, easy-to-understand products, along with holistic advice and guidance delivered through affiliated brokers and by online capabilities. Our current investment solutions include advisory programs, mutual fund custodial IRAs, fixed annuities and brokerage accounts.

The primary focus of our Retirement segment is to serve over five million defined contribution plan participants (as of December 31, 2012). We also seek to capitalize on our access to these individuals through our Institutional Retirement Plans business by developing long-term relationships and providing individual retail solutions. We believe that our ability to offer a seamless and integrated approach to an individual customer’s entire financial picture, while saving for or living in retirement, presents a compelling reason for our Institutional Retirement Plans participants to use us as their principal investment and retirement plan provider. Through our broad range of advisory programs, our financial advisers have access to a wide set of solutions for our customers for building investment portfolios, including stocks, bonds and mutual funds, as well as managed accounts. These experienced advisers work with customers to select a program to meet their financial needs that takes into consideration each individual’s time horizon, goals and attitudes towards risk.

Markets and Advisory Services

Individual Markets advisory services and product solutions are primarily sold through our affiliated distribution group of approximately 2,400 representatives as well as online via websites. The affiliated representatives help provide cohesiveness between our Institutional Retirement Plans and Individual Markets businesses and they are grouped into two primary categories: affiliated field-based representatives and home office phone-based representatives. Affiliated field-based representatives are registered sales and investment advisory representatives in our retail broker dealer that drive both fee-based and commissioned sales. They provide face-to-face interaction with individuals who either participate within or are external to our Institutional Retirement Plans business and who seek financial advice and retail investment products (e.g., rollover products) as well as retirement and financial planning solutions. Home office phone-based representatives primarily focus on our unique growth opportunity of assisting participants in our large recordkeeping plans. They offer the same broad suite of products and services as the affiliated field-based representatives, but are highly trained in providing financial advice that helps customers transition through life stage and job-related changes.

In an effort to develop a path for either of these categories of affiliated representatives to offer holistic retirement planning solutions to participants in our Institutional Retirement Plans, we partner with our institutional clients to engage participants and offer retirement and personalized financial planning providing the appropriate solutions to their employees. Our program is designed to engage, educate, advise and motivate employees to take action that will better prepare them for retirement.

Competition

Our Individual Markets advisory services and product solutions compete for rollover and other asset consolidation opportunities against asset managers, banks, wirehouses and other broker-dealers who also offer individual retirement products, all of which currently have more market share than insurance based providers in this space. Primary competitors to our Individual Markets business are Fidelity, Vanguard, Morgan Stanley Smith Barney, Bank of America Merrill Lynch, TIAA-CREF and Ameriprise.

Our Individual Markets advisory services and product solutions compete based on our consultative approach, simplicity of design and a fund and investment selection process that includes proprietary and non-proprietary investment options. The advisory services and product solutions are primarily targeted towards existing participants, which allows us to benefit from our extensive relationships with large corporate and tax-exempt plan sponsors, our small and mid corporate market plan sponsors and other qualified plan segments in healthcare, higher education and K-12 education.

Underwriting and Pricing

We price our institutional and individual retirement products based on long-term assumptions that include investment returns, mortality, persistency and operating costs. We establish target returns for each product based upon these factors and the expected amount of regulatory and rating agency capital that we must hold to support these contracts over their projected lifetime. We monitor and manage pricing and sales mix to achieve target returns. It may take new business several years before it is profitable, depending on the nature and life of the product, and is subject to variability as actual results may differ from pricing assumptions. We seek to mitigate investment risk by actively managing market and credit risks associated with investments and through asset/liability matching portfolio management.

Annuities

The Annuities segment provides fixed and indexed annuities, tax-qualified mutual fund custodial products and payout annuities for pre-retirement wealth accumulation and post retirement income management, sold through multiple channels. Revenues are generated from fees and from margins based on the difference between income earned on the investments supporting the liability and interest credited to customers. Our Annuities segment generated operating earnings before income taxes of $102.2 million for the year ended December 31, 2012 and $54.3 for the quarter ended March 31, 2013. We were ranked fifth in AUM of FIAs according to LIMRA as of December 31, 2011.

We intend to achieve our risk-adjusted return objectives in Annuities through a disciplined approach, balancing profitability with growth, with a focus on preserving margins and the avoidance of expansion in low interest rate environments. As a result, we expect to opportunistically grow our FIA business when margins are attractive and to reduce growth but maintain distribution access when margins are less attractive. Our mutual fund custodial products business is not sensitive to interest rate conditions and, as such, is focused on growth. While we still offer traditional fixed annuities, we are prepared to allow the business to decline in volume due to low margins and less attractive returns. We intend to meet our risk management objectives by continuing to hedge market risks associated with the crediting strategies selected by clients on many of our FIA contracts. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Qualitative and Quantitative Disclosure About Market Risk—Risk Management.”

Products and Services

Our Annuities segment product offerings include immediate and deferred fixed annuities designed to address customer needs for tax-advantaged savings and retirement income and their wealth-protection concerns. New sales comprise primarily FIAs and tax-qualified mutual fund custodial accounts.

Fixed Indexed Annuities (FIA). FIAs are marketed principally based on underlying interest-crediting guarantee features coupled with the potential for increased returns based on the performance of market indices. For an FIA, the principal amount of the annuity is guaranteed to be no less than a minimum value based on non-forfeiture regulations that vary by state. Interest on FIAs is credited based on allocations selected by a customer in one or more of the strategies we offer and upon policy parameters that we set. The strategies include a fixed interest rate option, as well as several options based upon performance of various external financial market indices. Such indices may include equity indices, such as the S&P 500, or an interest rate benchmark, such as the change in LIBOR. The parameters (such as “caps,” “participation rates,” and “spreads”) are periodically declared by us for both initial and following periods. Our existing FIAs contain death benefits as required by non-forfeiture regulations. Some FIAs allow the purchase of optional living benefit riders at an additional cost. These living benefits guarantee a minimum annual withdrawal amount for life. The amount of the guaranteed annual withdrawal may vary by age at first withdrawal. We have used multiple designs with varying parameters over time and all form designs and parameters make up the existing block of in-force policies.

Multi-Year Guarantee Annuities (MYGA). Our in-force block includes MYGA products, which provide guaranteed minimum rates of up to 4.0% and with terms up to 10 years. A certain block of MYGAs ($3.0 billion as of December 31, 2011), mostly sold in 2002, reached the end of their current guarantee period in 2012. Most of these MYGAs have high crediting rates and the supporting assets generate returns below the target set when the contracts were issued, negatively impacting returns in our Annuities segment. During the year ended December 31, 2012, approximately $3.0 billion of the MYGAs reached the end of their current guarantee period, and approximately 66% of those policies up for renewal lapsed. The high lapse rate was expected as renewal crediting rates offered are lower than the crediting rates during the initial term. The run-off of these MYGA contracts is expected to enhance the margin of our Annuities segment in future periods.

Although not currently a significant portion of new sales, we also offer other fixed annuities with a guaranteed interest rate or a periodic annuity payment schedule suitable for clients seeking a stable return.

Mutual Fund Custodial Products. Our Annuities segment also offers tax-qualified mutual fund custodial products, which provide flexible investment options across mutual fund families on a no-load basis. We charge a recordkeeping fee based on the amount of assets invested in the account, and we are paid asset-based fees by the managers of the mutual funds within the account. This product is designed to be a streamlined, simple rollover solution providing continued tax deferral on retirement assets. No minimum guarantees are offered for this product.

The following chart presents the key in-force annuity and mutual fund custodial products within this segment, along with data on AUM for each product, excluding payout annuities:

Annuity Product	AUM (as of December 31, 2012) ($ in billions)
Fixed Indexed Annuities (FIA)	$12.2
Multi-Year Guarantee Annuities (MYGA) & other Fixed Annuities	$8.2
Mutual Funds Custodial Products	$2.4

Markets and Distribution

Our target markets for annuities include individual retirees and pre-retirees seeking to accumulate or receive distributions of assets for retirement. Annuity products are primarily distributed by independent marketing organizations, independent broker-dealers, banks, independent insurance agents, pension professionals and affiliated broker-dealers. The following chart presents our Annuities distribution, by channel.

Channel	Sales (Year Ended December 31, 2012) ($ in millions)	% of Sales
Independent Insurance Agents /
Independent Marketing Organizations	$777.8	37%
Independent Broker-Dealers	$669.5	32%
Affiliated Broker-Dealers	$356.5	17%
Banks and Other Financial Institutions	$293.3	14%

Our mutual fund custodial products are distributed nationally, primarily through relationships with independent brokers, financial planners and agents. New sales are obtained from a “rollover” from an existing retirement account. The resulting custodial account is established as an IRA to maintain tax-deferred status for our customer.

Competition

Our Annuities segment faces competition from traditional insurance carriers, as well as banks, mutual fund companies and other investment managers such as Allianz, Aviva, American Equity, AXA, Lincoln and Great American. Principal competitive factors for fixed annuities are initial crediting rates, reputation for renewal crediting action, product features, brand recognition, customer service, cost, distribution capabilities and financial strength ratings of the provider. Competition may affect, among other matters, both business growth and the pricing of our products and services.

Mutual fund custodial products compete with brokerage accounts and other financial service and asset allocation offerings.

Underwriting and Pricing

We generally do not underwrite individual lives in our Annuities segment. Instead, we price our products based upon our expected investment returns and our expectations for mortality, longevity and persistency for the group of our contract holders as a whole, taking into account our historical experience. We price annuities by analyzing longevity and persistency risk, volatility of expected earnings on our AUM and the expected time to retirement. Our product pricing models take into account many additional factors as applicable, including, among other things capital requirements, hedging costs and operating expenses.

Our custodial mutual fund account is a fee-based, recordkeeping product, for which the recordkeeping fees, combined with estimated mutual fund revenue sharing, are priced to cover acquisition and operating costs over the life of the account. These custodial mutual fund products do not generate investment margins, do not expose us to significant mortality risk and no hedging is required.

Investment Management

We offer domestic and international fixed income, equity, multi-asset and alternatives products and solutions across market sectors, investment styles and capitalization spectrums through our actively managed, full-service investment management business. Multiple investment platforms are backed by a fully integrated business support infrastructure that lowers expense and creates operating efficiencies and business leverage and scalability at low marginal cost. As of December 31, 2012, our Investment Management business managed $60.7 billion for third-party institutions and individual investors, $40.6 billion in separate account assets for our Retirement Solutions and Insurance Solutions businesses and our Closed Block segments and $80.4 billion in general account assets.

We are committed to investing responsibly and delivering research-driven, risk-adjusted, client-oriented investment strategies and solutions and advisory services across asset classes, geographies and investment styles. We serve a variety of institutional clients, including public, corporate and Taft-Hartley defined-benefit and defined-contribution retirement plans, endowments and foundations, and insurance companies through our institutional distribution channel and through affiliates. We also serve individual investors by offering our mutual funds and separately managed accounts through an intermediary-focused distribution platform or through affiliate and third-party retirement platforms.

Investment Management’s primary source of revenue is management fees collected on the assets we manage. These fees typically are based upon a percentage of AUM. In certain investment management fee arrangements, we may also receive performance-based incentive fees when the return on AUM exceeds certain benchmark returns or other performance targets. In addition, and to a lesser extent, Investment Management collects administrative fees on outside managed assets that are administered by our mutual fund platform, and distributed primarily by our Retirement Solutions business. Investment Management also receives fees as the exclusive investment manager of our general account, which is managed on an arm’s-length pricing basis. Investment Management generated operating earnings before income taxes of $134.5 million for the year ended December 31, 2012 and $30.1 for the quarter ended March 31, 2013.

We are driving Investment Management profitability by leveraging continued strong investment performance across all asset classes to accelerate growth in AUM (through both greater sales and lower redemptions) and taking advantage of a rebuilt sales force to increase productivity levels. We are also increasing scale in our primary capabilities and our share of proprietary funds in affiliate products, principally through leveraging our access to nearly 48,000 defined contribution plan sponsors and more than 5 million plan participants through our U.S. Retirement business as of December 31, 2012. Historically our proprietary share of AUM has been materially less than the industry average; in addition, we have lacked access to the majority of our retirement plan customers due to sponsor restrictions. We are focused on improving coordination between our Investment Management and Retirement Solutions businesses to capitalize on Retirement Solutions’ leading market position and Investment Management’s broad investment capabilities and strong investment track records. To that end we have established dedicated retirement resources within our Investment Management intermediary-focused distribution team to work with Retirement Solutions and have enhanced our Multi-Asset Strategies and Solutions investment platform (described below) to increase focus on retirement products such as our target date and target risk portfolios, which we believe will capture an increased proportion of retirement flows going forward.

We are also growing our third-party affiliated and non-affiliated investment management business through continued strength of investment performance as well as a number of key strategic initiatives, including: improved distribution productivity; increased focus on client “solutions” and income and outcome oriented products such as target date funds; pursuit of investment only mandates on non-affiliate retirement platforms; takeovers of sub-advised ING Mutual Funds where Investment Management now offers stronger investment performance; sub-advisory mandates for Investment Management investment capabilities on others platforms; leveraging partnerships with financial intermediaries and consultants; long-term expansion of our international investment capabilities, and opportunistic launching of capital markets products such as CLOs and Closed End Mutual Funds.

Products and Services

Investment Management delivers products and services that are manufactured by traditional and specialty investment platforms. The traditional platforms are fixed income, equities and multi-asset strategies and solutions (“MASS”). The specialty investment platforms are senior bank loans and alternatives.

Fixed Income. Investment Management’s fixed income platform manages assets for our general account, as well as for domestic and international institutional and retail investors. As of December 31, 2012, there were $115.6 billion in AUM on the entire platform, of which $80.4 billion were general account assets. Through the fixed income platform clients have access to money market funds, investment-grade corporate debt, government bonds, RMBS, CMBS, ABS, high yield bonds, private and syndicated debt instruments, commercial mortgages and preferred securities. Each sector within the platform is managed by seasoned investment professionals supported by significant credit, quantitative and macro research and risk management capabilities.

Equities. The equities platform is a multi-cap and multi-style research-driven platform comprising both fundamental and quantitative equity strategies for institutional and retail investors. As of December 31, 2012, there were $46.8 billion in AUM on the platform covering both domestic and international markets. Our fundamental equity capabilities are bottom-up, research driven and cover growth, value and core strategies in the large, mid and small cap spaces. Our quantitative equity capabilities are used to create quantitative and enhanced indexed strategies, support other fundamental equity analysis and create extension products.

MASS. Investment Management’s MASS platform offers a variety of investment products and strategies that combine multiple asset classes with asset allocation techniques. The objective of the MASS platform is to develop customized solutions that meet the specific, and often unique, goals of investors with products that change dynamically over time in response to changing markets and client needs. Utilizing core capabilities in asset allocation, manager selection, asset/liability modeling, risk management and financial engineering, the MASS team has developed a suite of target date and target risk funds that are distributed through our Retirement Solutions business and to institutional and retail investors. These funds can incorporate multi-manager funds. The MASS team also provides pension risk management, strategic and tactical asset allocation, liability-driven investing solutions and investment strategies that hedge out specific market exposures (e.g., portable alpha) for clients.

Senior Bank Loans. Investment Management’s senior bank loan group is a large experienced manager of below-investment grade floating-rate loans, actively managing diversified portfolios of loans made by major banks around the world to non-investment grade corporate borrowers. Senior in the capital structure, these loans have a first lien on the borrower’s assets, typically giving them stronger credit fundamentals than unsecured corporate bonds. The platform offers institutional, retail and structured products (e.g., CLOs), including on-shore and off-shore vehicles with assets of $12.4 billion as of December 31, 2012.

Alternatives. Investment Management’s primary alternatives platform is Pomona Capital. Pomona Capital specializes in investing in private equity funds in three ways: by purchasing secondary interests in existing partnerships; by investing in new partnerships; and by co-investing alongside buyout funds in individual companies. As of December 31, 2012, Pomona Capital managed assets totaling $6.7 billion. See “Investments—Sale of Certain Alternative Investments.” In addition, Investment Management offers select alternative and hedge funds leveraging our core debt and equity investment capabilities.

The following chart presents asset and net flow data as of December 31, 2012, broken out by Investment Management’s five investment platforms as well as by major business segment:

	AUM (as of December 31, 2012) ($ in billions)	Net Flows (Year ended December 31, 2012) ($ in millions)
Investment Platform
Fixed Income	$115.6	$5,266.5
Equities	46.8	1,852.0
Senior Bank Loans	12.4	2,148.0
Alternatives	7.0	579.0

Total	$181.8	$9,845.5

MASS(1)	$22.1	$222.3

Client Segment
Retail	$57.7	$(1,600.8)
Institutional	43.7	4,525.8
General Account	80.4	N/A
Mutual Fund Manager Re-assignments(2)	N/A	6,920.5

Total	$181.8	$9,845.5

ING U.S. affiliate sourced(3)	$47.3	$5,905.7

(1)

$19.3 billion of MASS AUM are included in the fixed income and equity platforms presented above. The balance of MASS, $2.8 billion, is managed by third parties and we retain only a modest fee and therefore report these as AUA.

(2)	Represents the re-assignment of mutual fund management contracts to ING Investment Management from external managers. The AUM related to the re-assignments are included in the retail segment above.
(3)	Assets sourced from affiliates of ING U.S. include $19.7 billion for Closed Block Variable Annuity and net outflows from Closed Block Variable Annuity of $(1,893.2) million.

Markets and Distribution

We serve our institutional clients through a dedicated sales and service platform consisting of direct- and consultant-focused sales professionals. We serve individual investors through an intermediary-focused distribution platform, consisting of business development and wholesale forces which partner with banks, broker-dealers and independent financial advisers, as well as our affiliate and third-party retirement platforms.

With the exception of Pomona Capital, the different products and strategies associated with our investment platforms are distributed and serviced by these Retail and Institutional client-focused segments as follows:

•

Retail segment: Open- and closed-end funds through affiliate and third-party distribution platforms, including wirehouses, brokerage firms, and independent and regional broker-dealers. As of December 31, 2012, total AUM from these channels was $57.6 billion.

•

Institutional segment: Individual and pooled accounts, targeting defined benefit, defined contribution recordkeeping and retirement plans, Taft Hartley and endowments and foundations. As of December 31, 2012, Investment Management had more than 200 institutional clients, representing $43.7 billion of AUM primarily in separately managed accounts, collective investment trusts and structured vehicles.

Investment Management manages a variety of variable portfolios and mutual funds which are sold through our Retirement Solutions and Insurance Solutions businesses. As of December 31, 2012, total AUM from these channels was $47.3 billion with the majority of the assets gathered through our Retirement segment.

Competition

Investment Management competes with a wide array of asset managers and institutions in the highly fragmented U.S. investment management industry. In our key market segments, Investment Management competes on, among other things, the basis of investment performance, investment philosophy and process, product features and structure and client service. Our principal competitors in the Investment Management business include insurance-owned asset managers such as Principal Global Investors (Principal Financial Group), Prudential and Ameriprise, bank-owned asset managers such as J.P. Morgan Asset Management, as well as “pure-play” asset managers including PIMCO, Invesco, Wellington, Legg Mason, T. Rowe Price, Franklin Templeton and Fidelity.

Insurance Solutions

Our Insurance Solutions business comprises two financial reporting segments: Individual Life and Employee Benefits. Our strategy is based on a broad and effective distribution model, fueled by a manufacturing capability that provides a stream of competitive product solutions, all supported by an efficient operations and underwriting model.

Individual Life

Our Individual Life segment has a broad independent distribution footprint and manufactures a wide range of competitive products, from low-cost term life insurance designed to serve the middle market to fixed, indexed and variable universal life insurance products targeted to more affluent markets. We are re-pricing the core Individual Life products for profitability with a focus on expanding share in Indexed and Accumulation markets in an effort to use capital efficiently. Over the past six to seven years we have grown substantially, and as of December 31, 2012, we were the fifth largest writer of term life in the United States. As of December 31, 2012, we were also the seventeenth largest writer of universal life in the United States based on premiums sold or written. Our strong market positions have allowed us to properly scale our business to achieve greater profitability. Our larger term operation is a crucial part of achieving this scale and can be adjusted through pricing changes as necessary. As of December 31, 2012, Individual Life’s in-force book comprised over 1.4 million policies and gross premiums of over $2.3 billion.

The Individual Life segment generates revenue on its products from premiums, investment income, expense load, mortality charges and other policy charges, along with some asset-based fees. Profits are driven by the spread between investment income earned and interest credited to policyholders, plus the difference between premiums and mortality charges collected and benefits and expenses paid. We typically experience seasonality in our Individual Life segment results as the sales of universal life products tend to be higher in the fourth quarters due to year-end estate planning. Our Individual Life segment generated operating earnings before income taxes of $196.2 million for the year ended December 31, 2012 and of $50.8 million for the quarter ended March 31, 2013.

We intend to achieve our earnings growth in our Individual Life segment by focusing on growing our earnings drivers. Our earnings drivers include growing our in-force block of business by adding new businesses and entering new markets that meet our profit and capital requirements, combined with effectively managing our in-force block to meet our profitability objectives. This also includes focusing on improving our investment margins, growing our mortality profits and fully exploiting our technological capability in order to continue to reduce the new business unit costs and underwriting expense. In addition, we will further our financial objectives by continuing to utilize reinsurance to actively manage our risk and capital profile with the goal of controlling exposure to losses, reducing volatility and protecting capital. We aim to maximize earnings and capital efficiency in part by relieving the reserve strain for certain of our term and universal life products by means of reinsurance arrangements and other financing transactions. In addition, we are completing the introduction of re-priced offerings for term and universal life products, both of which are high capital consuming products. We expect these actions to slow the sale of the high-capital products while we simultaneously grow sales in the low capital, cash accumulation and current assumption type products.

Products and Services

Our Individual Life segment currently offers products that include term life, universal life (“UL”), indexed universal life (“IUL”) and variable universal life insurance. These offerings are designed to address customer needs for death benefit protection, tax-advantaged wealth transfer and accumulation, premium financing, business planning, executive benefits and supplemental retirement income. We believe that our combination of product solutions is well-suited for the middle-market through the mass-affluent and makes us a full service provider to our independent distribution partners.

Term Life. Term life insurance provides basic, economical life insurance for consumers and we market term life insurance primarily on competitive pricing and service models. Our most basic term product offers coverage for periods spanning ten to thirty years, as well as a return-of-premium term product that provides consumers with the ability to receive back all of their premiums at the end of a policy’s term. Our term model provides us with added scale for expense coverage and opportunity for mortality profit. However, due to the low interest rate environment we announced in July 2012 that sales of 25-30 year TermSmart will be suspended and that existing applications need to be completed by the end of 2012.

UL. Accumulation-focused universal life products feature the opportunity to build tax-deferred cash value that can be accessed by consumers via loans and withdrawals for future needs. This money grows income tax-deferred, meaning no federal or state income taxes apply while it accumulates. The compounding tax-deferred interest can be an attractive feature to policyholders . These products help policyholders meet longer-range goals like college funding, supplemental retirement income and leaving a legacy for heirs. Other features include flexible premium payments that can change to meet policyholders’ evolving financial needs.

No-Lapse Guarantee UL. No-lapse guarantee universal life products utilize a secondary guarantee to continue to offer a lifetime death benefit guarantee even if the account value has turned negative. Cash accumulation is minimized in these products. These have been popular in the protection market for individuals looking for a lifetime death benefit guarantee at the lowest cost, and has been the most popular UL product line at ING. However, given the capital intensiveness of no-lapse guarantee ULs, in October 2012, we announced our plans to suspend the sales of this product line and to process all existing applications by the end of 2012.

IUL. For customers looking for an opportunity for a higher return in a low rate environment, we offer IUL products, which, along with death benefit protection, provide customers the opportunity for growth through potentially stronger surrender values than traditional UL products. These IUL products link to both fixed and indexed crediting strategies and offer protection from downside risk through a minimum interest guarantee, helping customers who seek solutions that would be advantageous for providing supplemental retirement income, payment of college costs or executive benefits. One of the IUL products we offer provides up to a lifetime death benefit guarantee coupled with significant long term surrender value potential through the ability to earn an index credit linked, in part, to any increases in the S&P 500. As discussed above, in October 2012, we announced the suspension of sales of this product for No-Lapse Guarantee UL products. We also have a unique global IUL product that links to multiple international indices, such as the S&P 500, Hang Seng Index or Euro Stoxx 50. Indexed products are the fastest growing new product segment and are a major focus of our product and distribution effort as they are less capital intensive and provide attractive returns.

Variable Universal Life. For customers seeking greater growth potential and more control over their investments, we offer an individual variable universal life insurance product designed to provide long-term cash accumulation potential with the ability to add optional riders that provide guarantees and more flexibility. We offer customers the ability to choose from individual variable investment options, which range from conservative to aggressive stock and bond investments managed by respected investment management firms in the industry or from diverse asset allocation solutions designed to match a customer’s risk tolerance.

The following chart presents data on our in-force face amount and total gross premiums and deposits received for the key life insurance products that we offer:

Individual Life Product	In-Force Face Amount (as of December 31, 2012) ($ in millions)	Total gross premiums and deposits (year ended December 31, 2012) ($ in millions)
Term Life	$497,108	$890.6
Universal Life	$80,685	$1,159.2
Variable Universal Life	$30,182	$274.8

Markets and Distribution

Our Individual Life segment has a broad, multi-channel independent distribution reach that is designed to allow us to penetrate markets that range from the middle-market through affluent market. Our distribution organization boasts a comprehensive sales support, sales technology, marketing support and illustration system. We also offer an Internet-based sales solution that is based on educational selling at INGForLife.com. We offer service solutions to meet the diverse and changing requirements of our customers and distribution partners. The success of our customer service programs is measured through our employee, customer and distributor satisfaction scores, which rank at the top among our benchmark competitors based on the 2011 Life Producer Net Promoter rankings.

We primarily use three different channels to market and sell our Individual Life products. Our largest channel works through over 2,200 independent general agents and has the breadth to engage with the vast majority of licensed independent life insurance agents in the United States. Through this channel, we have access to over 93,000 independent producers as of December 31, 2012. We also use a strategic distribution channel, with over 30 independent managing directors supporting approximately 6,900 producers (as of December 31, 2012) who engage with our broker-dealer. These producers, while independent, use our brand and sell a wide range of our products, including life, annuity and mutual funds. Finally, we employ a specialty markets channel to focus on alternative distribution. This includes life insurance quote agencies, internet direct marketers, and other forms of non-traditional distribution. The specialty markets channel has been a significant growth engine in new markets, especially the middle market, producing an average of almost $40 million of new sales annually from its inception in 2008.

The following table presents a breakdown of Individual Life sales by distribution channel.

Channel	2012 Sales ($ in millions)	% of Sales
Independent Life Sales	$192.5	75.8%
Strategic Distribution	$32.1	12.6%
Alternative Markets	$1.7	0.7%
Specialty Markets	$27.8	10.9%

The goal of our Individual Life distribution model is to be a full-service provider of life insurance products with a broad footprint, offering customers multiple ways to purchase products from our diverse portfolio. Achieving this goal has allowed us to penetrate affluent markets with our non-term portfolio, while building scale through policy count with sales of term and lower face non-term products in the middle market.

Competition

The Individual Life segment competes with large, well-established life insurance companies in a mature market, where price and service are key drivers. Primary competitors include Lincoln, MetLife, Prudential, American General, Principal Financial Group, John Hancock, Transamerica and Pacific Life. Individual Life primarily competes based on service and distribution channel relationships, price, brand recognition, financial strength ratings of our insurance subsidiaries and financial stability. We have strong capabilities to monitor competition and we utilize advanced models to benchmark our product offerings against others in the industry.

Factors that could influence our ability to competitively price products while achieving targeted returns include the cost and availability of statutory reserve financing required for certain term and universal life insurance policies, internal capital funding requirements and an extended low interest rate environment.

Underwriting and Pricing

We set prices for many of our insurance products based upon expected mortality over the life of the product. We base the pricing of our life insurance products in part upon expected persistency of these products, which is the probability that a policy will remain in force from one period to the next. We base premiums and policy charges for individual life insurance on expected death benefits, surrender benefits, expenses and required reserves. We use assumptions for mortality, interest, expenses, policy persistency and premium payment pattern in pricing policies. In addition, certain of our insurance products that include guaranteed returns or crediting rates underwrite equity market or interest rate risks. We seek to maintain a spread between the return on our general account invested assets and the interest we credit on our policyholder accounts. Our underwriting and risk management functions adhere to prescribed underwriting guidelines, while maintaining a competitive suite of products priced consistent with our mortality assessment. We generally manage mortality risks by enforcing strict underwriting standards and maintaining sufficient scale so that the incidence of risk occurrence is likely to match statistical modeling.

With respect to our universal life secondary guarantee business, we seek to mitigate risk by pricing conservatively to recognize the interest rate risk and are willing to forgo sales in order to maintain our profit and risk profile.

Reinsurance

In general, our reinsurance strategy is designed to limit our mortality risk and volatility. We partner with highly rated, well regarded reinsurers and set up pools to share our excess mortality risk.

Prior to 2013, our most recent retention limits were as follows. For term business, we retained the first $3 million of risk and the excess risk was shared among a pool of reinsurers. For most of our universal life product portfolio, we retained the first $5 million of risk on a life and then reinsured 90% of the excess over $5 million into the pool until we reach our retention limit of $10 million of risk. 100% of the excess over $10 million then went into the pool. Our maximum overall retained risk on any one life was $10 million. The following table presents our top five exposures as of December 31, 2012:

Reinsurer	Exposure (shown as a percentage of Total Reinsurance)(1)
Swiss Re	29%
Reinsurance Group of America	22%
SCOR	13%
Generali	9%
Gen Re	9%

1)	“Total Reinsurance” equals net amount at risk (“NAR”) proportions of policies that have been placed with reinsurers (as of December 31, 2012).

For new business issued on or after January 1, 2013, our overall maximum retained risk on any one life was reduced to $5 million. This retention change impacts new universal life business, where all risk (issued in 2013 or later) above $5 million is reinsured to a pool of reinsurers.

Currently, reinsurance for new business is on a monthly renewable term basis, which only transfers mortality risk and limits our counterparty risk exposure. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Qualitative and Quantitative Disclosure About Market Risk—Risk Management.”

Employee Benefits

Our Employee Benefits segment provides group insurance products to mid-size and large corporate employers and professional associations. In addition, our Employee Benefits segment serves the voluntary worksite market by providing individual and payroll-deduction products to employees of our clients. Our Employee Benefits segment is among the largest writers of medical stop loss coverage in the United States, currently ranking fifth on a premium basis with over $500.0 million of in-force premiums. We also hold top-20 positions in the group life and Voluntary Benefits (“VB”) markets on a premium basis. As of December 31, 2012, Employee Benefits total in-force premiums were $1.3 billion.

The Employee Benefits segment generates revenue from premiums, investment income, mortality and morbidity income and policy and other charges. Profits are driven by the spread between investment income and credited rates to policyholders on voluntary universal life and whole life products, along with the difference between premiums and mortality charges collected and benefits and expenses paid for group life, stop loss and voluntary health benefits. We typically experience seasonality in our Employee Benefits segment results as the sales and/or flows tend to be higher in the first quarters due to coverage beginning on January 1st. Our Employee Benefits segment generated operating earnings before income taxes of $109.4 million for the year ended December 31, 2012 and of $12.4 million for the quarter ended March 31, 2013.

The Employee Benefits segment offers attractive growth opportunities with much less capital strain. For example, we believe there are significant opportunities through expansion in the VB market as employers shift benefits costs to their employees. We have a number of new products and initiatives that we believe will help us drive growth in this market. In addition to the VB marketplace, we believe similar growth exists in the affinity marketplace. While expanding these lines, we also intend to continue to focus on profitability in our well established group life and stop loss product lines, by adding profitable new business to our in-force block, improving our persistency by retaining more of our best performing groups, and managing our loss ratios to below 80%, particularly on stop loss policies.

Products and Services

Our Employee Benefits segment offers group life, group disability, stop loss insurance and VB products. These offerings are designed to meet the financial needs of both employers and employees by helping employers attract and retain employees and control costs, as well as provide ease of administration and valuable protection for employees.

Stop Loss. Our stop loss insurance provides coverage for mid-sized to large employers that self-insure their medical claims. These employers provide a health plan to their employees and generally pay all plan-related claims and administrative expenses. Our stop loss product helps these employers contain their health expenses by reimbursing specified claim amounts above certain deductibles and by reimbursing claims that exceed a specified limit. We offer this product via two types of protection—individual stop loss insurance and aggregate stop loss insurance. The primary difference between these two types is a varying deductible; both coverages are re-priced and renewable annually.

Group Life. Group life products span basic and supplemental term life insurance as well as accidental death and dismemberment for mid-sized to large employers and affinity groups. These products offer employees guaranteed issue coverage, convenient payroll deduction, affordable rates and conversion options.

Voluntary Benefits. Our voluntary benefits business involves the sale of universal life insurance, whole life insurance, critical illness, accident insurance and short-term disability income through the workplace. This product lineup is 100% employee-paid through payroll deduction. New products to be introduced will focus on group-like structures that address the cost-shifting trend.

Group Disability. Group disability includes group long term disability, short term disability, telephonic short term disability, voluntary long term disability and voluntary short term disability products for mid-sized to large employers. This product offering is typically packaged for sale with group life products, especially in the middle-market.

The following chart presents the key employee benefits products we offer, along with data on annual premiums for each product:

Employee Benefits Products	Annualized In- Force Premiums (Year ended December 31, 2012) ($ in millions)
Medical Stop Loss	$560.7
Group Life	$485.6
Voluntary Benefits	$155.2
Disability	$85.0

Markets and Distribution

Our Employee Benefits segment works primarily with national and regional benefits consultants, brokers, TPAs, enrollment firms and technology partners. Our tenured distribution organization provides local sales and account management support to offer customized solutions to mid-sized to large employers backed by a national accounts team. We offer innovative and flexible solutions to meet the varying and changing needs of our customers and distribution partners. We have many years of experience providing unique stop loss solutions and products for our customers. In addition, we are an experienced multi-line employee benefits insurance carrier (group life, disability, stop loss and elective benefits).

We primarily use three distribution channels to market and sell our employee benefits products. Our largest channel works through hundreds of brokers and consultant firms nationwide and markets our entire product portfolio. Our Voluntary sales team focuses on marketing elective benefits to complement an employer’s overall benefit package. Our Affinity sales team specializes in working with TPAs to market to members of association and affinity groups. ING Employee Benefits breadth of distribution gives us access to and the products to meet the needs of employers and their employees.

Our Employee Benefits segment primarily targets mid-sized and large corporate employers and professional associations. In addition, we market medical stop loss coverage to employer sponsors of self-funded employee health benefits plans.

Employee Benefits products are marketed to employers and professional associations through major brokerage operations, benefits consulting firms and direct sales. In the VB market, policies are marketed to employees at the worksite through enrollment firms, technology partners and brokers. When combined with distribution channels used by our Individual Life segment, we are able to provide complete access to our products through worksite-based sales.

The following chart presents our Employee Benefits distribution, by channel.

Channel	2012 Sales ($ in millions)	% of Sales
Brokerage (Commissions Paid)	$139.8	55%
Benefits Consulting Firms (Fee Based Consulting)	$90.8	35%
Worksite Sales	$24.5	10%

Competition

The group insurance market is mature and, due to the large number of participants in this segment, price and service are key competitive drivers. Our principal competitors include MetLife, Prudential and Minnesota Life in Group Life, Houston Casualty, Symetra and Sun Life in Stop Loss, and Unum, Allstate and Transamerica in VB.

For group life insurance products, rate guarantees have become the industry norm, with rate guarantee duration periods trending upward in general. Technology is also a competitive driver, as employers and employees expect technology solutions to streamline their administrative costs.

Underwriting and Pricing

Group insurance and disability pricing reflects the employer group’s claims experience and the risk characteristics of each employer group. The employer’s group claims experience is reviewed at time of policy issuance and periodically thereafter, resulting in ongoing pricing adjustments. The key pricing and underwriting criteria are morbidity and mortality assumptions, the employer group’s demographic composition, the industry, geographic location, regional and national economic trends, plan design and prior claims experience.

Medical stop loss insurance pricing reflects the risk characteristics and claims experience for each employer group. The product is annually renewable and the underwriting information is reviewed annually as a result. The key pricing and underwriting criteria are medical cost trends, morbidity assumptions, the employer group’s demographic composition, the industry, geographic location, plan design and prior claims experience. Pricing in the medical stop loss insurance market is generally cyclical.

Reinsurance

Our Employee Benefits reinsurance strategy seeks to limit our exposure to any one individual which will help limit and control risk.

Group Life, which includes Accidental Death and Dismemberment, cedes the excess over $750,000 of each coverage to a pool of reinsurers. Group Long Term Disability cedes substantially all of the risk including the claims servicing, to a TPA and reinsurer. Excess Medical Stop Loss has a reinsurance program in place that limits our exposure to any one specific claim to $1.25 million and there is an aggregate stop loss unit that limits our exposure to $2.0 million over the Policyholders Aggregate Excess Retention. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Qualitative and Quantitative Disclosure About Market Risk—Risk Management.” We also use an annually renewable reinsurance transaction which lowers required capital of the Employee Benefits segment.

Closed Blocks

We separated our Closed Block Variable Annuity and Closed Block Institutional Spread Products segments from our other operations, placing them in run-off, and made a strategic decision to stop actively writing new retail variable annuity products with substantial guarantee features and to run-off the institutional spread products portfolio over time. Accordingly, these segments have been classified as closed blocks and are managed separately from our ongoing business.

Our Closed Blocks unit also includes Closed Block Other, which comprises various other lines of business that have been exited through reinsurance agreements or which have also been placed in run-off and separated from our other operations.

We continue to focus on the controlled run-off of our Closed Block segments and look for opportunities to accelerate this run-off, where possible.

Closed Block Variable Annuity

Our Closed Block Variable Annuity segment consists of retail variable annuity insurance policies with substantial guarantee features sold primarily from 2001 to early 2010, when the block entered run-off. These policies are long-term savings vehicles in which customers (policyholders) made deposits that are primarily maintained in separate accounts established by the Company and registered with the SEC as unit investment trusts. The deposits were invested, largely at the customer’s direction, in a variety of U.S. and international equity, fixed income, real estate and other investment options.

Many of these policies include living benefit riders, including GMWBL, GMIB, GMAB and GMWB. All deferred variable annuity contracts included GMDB.

The recent financial crisis resulted in substantial market volatility, low interest rates and depressed equity market levels. Our variable annuity profitability declined markedly in 2009 and 2010 under these adverse market conditions, as customer account values fell below guaranteed levels and therefore our liabilities with respect to the underlying guarantees increased. Moreover, significant reduction in earnings from reduced mutual fund fees and increased hedging costs exacerbated the decline in profitability.

We have taken numerous actions since the financial crisis to strengthen our balance sheet, increase transparency and improve the risk profile of the block, including the following:

•

in 2009, we decided to cease sales of retail variable annuity products with substantial guarantee features. The products were fully closed to new sales in early 2010 and the management of the block shifted to run-off;

•	in 2010, we also refined our CHO strategy to dynamically protect regulatory and rating agency capital levels in down equity market scenarios;

•	in early 2011, we began hedging the interest rate risk of our GMWBL book of business; and

•

in late 2011, we refined our policyholder behavior assumptions to more closely align with experience resulting in GAAP and gross U.S. statutory reserve increases of $741 million and $2,776 million in the fourth quarter of 2011, respectively.

GAAP accounting differs from the methods used to determine regulatory and rating agency capital measures. Therefore our hedge programs may create material earnings volatility for GAAP financial statements.

Our risk management program is focused on balancing key factors including regulatory reserves, rating agency capital, RBC, liquidity, earnings, and economic value. There is significant operational scale (over 488,000 variable policy holders and $44.5 billion in AUM in our Closed Block Variable Annuity Segment as of March 31, 2013) which ensures ongoing hedging, financial reporting and information technology (“IT”) maintenance expense efficiencies.

The block continues to generate revenue from asset-based fees. On a GAAP basis, we continue to amortize capitalized acquisition costs over gross revenues and we incur operating costs and benefit expenses in support of the segment.

Our focus in managing our Closed Block Variable Annuity segment is on protecting regulatory and rating agency capital from equity market movements via hedging and judiciously looking for opportunities to accelerate the run-off of the block, where possible.

Nature of Liabilities

Substantially all of our Closed Block Variable Annuity segment products were issued by one of our operating subsidiaries, ING USA.

Each of our Closed Block Variable Annuity segment deferred variable annuity products include some combination of the following features which the customer elected when purchasing the product:

Guaranteed Minimum Death Benefits.

•	Standard. Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the premiums paid by the customer, net of any withdrawals.

•

Ratchet. Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Standard or (2) the maximum policy anniversary (or quarterly) value of the variable annuity, adjusted for withdrawals.

•

Rollup. Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the aggregate premiums paid by the contract owner, with interest at the contractual rate per annum, adjusted for withdrawals. The Rollup may be subject to a maximum cap on the total benefit.

•	Combo. Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Ratchet or (2) Rollup.

Guaranteed Minimum Living Benefits

•

Guaranteed Minimum Income Benefit (GMIB). Guarantees a minimum income payout, exercisable only on a contract anniversary on or after a specified date, in most cases 10 years after purchase of the GMIB rider. The income payout is determined based on contractually established annuity factors multiplied by the benefit base. The benefit base equals the premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7% or 6% depending on the version of the benefit) and ratchet frequency subject to maximum caps which vary by product version (200%, 250% or 300% of initial premium).

•

Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit for Life (GMWB/GMWBL) Guarantees an annual withdrawal amount for a specified period of time (GMWB) or life (GMWBL) that is calculated as a percentage of the benefit base that equals premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7%, 6% or 0%, depending on versions of the benefit) and ratchet frequency (primarily annual or quarterly, depending on versions). The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on versions of the benefit. A joint life-time withdrawal benefit option was available to include coverage for spouses. Most versions of the withdrawal benefit included reset and/or step-up features that may increase the guaranteed withdrawal amount in certain conditions. Earlier versions of the withdrawal benefit guarantee that annual withdrawals of up to 7.0% of eligible premiums may be made until eligible premiums previously paid by the contract owner are returned, regardless of account value performance. Asset allocation requirements apply at all times where withdrawals are guaranteed for life.

•

Guaranteed Minimum Accumulation Benefit (GMAB). Guarantees that the account value will be at least 100% of the eligible premiums paid by the customer after 10 years, net of any withdrawals. We offered an alternative design that guaranteed the account value to be at least 200% of the eligible premiums paid by contract owners after 20 years.

Reserves for Future Policy Benefits

We establish and carry actuarially-determined reserves that are calculated to meet our future obligations. The principal assumptions used to establish liabilities for future policy benefits are based on our experience and periodically reviewed against industry standards. These assumptions include mortality, policy lapse, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect our reserve levels and related future operations.

The determination of future policy benefit reserves is dependent on actuarial assumptions set by us in determining policyholder behavior, as described above.

Reserves for variable annuity GMDB and GMIB are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected assessments are based on a range of scenarios. The reserve for the GMIB guarantee incorporates an assumption for the percentage of the contracts that will annuitize. In general, we assume that GMIB annuitization rates will be higher for policies with more valuable (more “in the money”) guarantees. We periodically evaluate estimates used and adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in reserves for GMDB and GMIB are reported in Policyholder benefits in the Consolidated Statements of Operations.

Variable annuity GMAB, GMWB, and GMWBL are considered embedded derivatives, which are measured at estimated fair value separately from the host annuity contract, along with attributed fees collected or payments made, reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

At inception of the GMAB, GMWB, and GMWBL contracts, we project fees to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. Any excess or deficient fee is attributed to the host contract and reported in Fee income in the Consolidated Statements of Operations.

The estimated fair value of the GMAB, GMWB, and GMWBL contracts is determined based on the present value of projected future guaranteed benefits, minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g. implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g. lapse, benefit utilization, mortality, etc.). The projection also includes adjustments for nonperformance risk and margins for non-capital market risks, or policyholder behavior assumptions. Risk margins are established to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require in order to assume these risks.

The table below presents the policy count, account value and GAAP reserve amount by type of deferred variable annuity benefits.

($ in millions, unless otherwise specified)	As of December 31, 2012
	Policy Count	Account Value(1)		GAAP Reserve Amount
		$	%
Guaranteed Minimum Death Benefits:	482,547	$42,540		$501
Standard	211,591	19,826	47%	7
Ratchet	110,163	8,047	19%	42
Rollup	33,332	2,328	5%	75
Combo	127,461	12,339	29%	377
Guaranteed Living Benefits:	482,547	42,540		3,281
GMIB	176,279	14,904	35%	1,246
GMWBL	130,921	15,612	37%	1,950
GMAB/GMWB	12,776	1,048	2%	85
No Living Benefit	162,571	10,976	26%	N/A

(1)	Account value excludes $659 million of Payout, Policy Loan and Life Insurance business which is included in consolidated account values.

Capital Management Considerations

The focus of the management of the Closed Block Variable Annuity segment is on regulatory reserve and capital requirements. As of December 31, 2012 we held regulatory reserves, net of third party reinsurance, of $7.6 billion supporting variable annuity guarantees, of which $6.5 billion supported living benefit guarantees.

Both market movements and changes in actuarial assumptions (including policyholder behavior and mortality) can result in significant changes to the regulatory reserve and rating agency capital requirements of this segment. The section below on “Variable Annuity Hedge Program and Reinsurance” describes the Variable Annuity CHO program, which is designed to mitigate the effect of adverse equity market movements on our regulatory capital and rating agency capital positions. Additionally, the section on “Variable Annuity Risks and Risk Management” discusses the risk of adverse developments in policyholder behavior and its potential impact on the regulatory reserves and rating agency capital position.

We believe that our hedging program combined with our statutory reserves related to the variable annuity block, provides adequate resources to fund a wide range of, but not all, possible market scenarios as well as a margin for adverse policyholder behavior.

NAR

The NAR for the GMDB, GMAB and GMWB benefits is equal to the guaranteed value of these benefits in excess of the account values in each case as of the date indicated. The NAR assumes utilization of benefits by all customers as of the date indicated.

The NAR for the GMIB and GMWBL benefits is equal to the excess of the present value of the minimum guaranteed annuity payments available to the contract owner over the current account value. It assumes that all policyholders exercise their benefit immediately, even if they have not yet attained the first exercise date shown in their contracts, and that there are no future lapses. The NAR assumes utilization of benefits by all customers as of the date indicated. This hypothetical immediate exercise of the benefit means that the customers give up any future increase in the guaranteed benefit that might accrue if they were to delay exercise to a later date. The discount rates used in the GMIB NAR methodology grade from current U.S. Treasury rates to long-term best estimates over ten years. The GMWBL NAR methodology uses current swap rates. The discounting for GMWBL and GMIB NAR was developed to be consistent with the methodology for the establishment of GAAP reserves.

The account values and NAR, both gross and net of reinsurance (“retained NAR”), of contract owners by type of minimum guaranteed benefit for retail variable annuity contracts were presented below as of March 31, 2013:

($ in millions)	As of March 31, 2013
	Account Value(1)	Gross NAR	Retained NAR		% Contracts NAR In-the-Money(2)	% NAR In-the-Money(3)
GMDB	$43,846	$6,915	$6,105		50%	26%
Living Benefit
GMIB	15,482	3,029	3,029	(4)	81%	19%
GMWBL	16,075	1,293	1,293		48%	15%
GMAB/GMWB	1,043	32	32		18%	16%

Living Benefit Total	32,600	4,354	4,354

(1)	Account value excludes $702 million of Payout, Policy Loan and Life Insurance business which is included in consolidated account values.
(2)	Percentage of contracts that have a NAR greater than zero.
(3)	For contracts with a NAR greater than zero, % NAR In-the-Money is defined as NAR/(NAR + Account Value).
(4)	An alternate discounting approach using the currently applicable U.S. statutory reserve valuation rate for immediate annuities of 4.25% produces a result with a value of $2.0 billion.

As of the date indicated above, compared to $4.4 billion of NAR, we held gross statutory reserves before reinsurance of $5.3 billion for living benefit guarantees; of this amount, $5.2 billion was ceded to SLDI, supported by assets in trust of $3.2 billion with remaining LOC. However, NAR and statutory reserves are not directly comparable measures. Our GAAP reserves for living benefit guarantees was $2.8 billion as of March 31, 2013. For a discussion of our GAAP reserves calculation methodology, see the Note for Business and Basis of Presentation and Significant Accounting Policies—Future Policy Benefits and Contract Owner Accounts in our Consolidated Financial Statements.

For GMIB products, in general, the policyholder has the right to elect income payment, beginning (for certain products) on the tenth anniversary year of product commencement, receive lump sum payment of the then current cash value, or remain in the variable sub-account. For GMIB products, if the policyholder makes the election to annuitize, the policyholder is entitled to receive the guaranteed benefit amount over an annuitization period. A small percentage of the products were first eligible to elect annuitizations beginning in 2010 and 2011. The remainder of the products will first become eligible to elect annuitization from 2012 to 2020, with the majority of first eligibility dates in 2014-2016. Many of these contracts contain significant incentives to delay annuitization past first eligibility.

Because policyholders have various contractual rights and significant incentives to defer their annuitization election, the period over which annuitization election will take place is subject to policyholder behavior and therefore indeterminate. In addition, upon annuitization the contract holder surrenders access to the account value and the account value is transferred to the Company’s general account where it is invested and the additional investment proceeds are used towards payment of the guaranteed benefit payment.

Variable Annuity Hedge Program and Reinsurance

Variable Annuity Guarantee Hedging Program. We primarily mitigate variable annuity market risk exposures through hedging. Market risk arises primarily from the minimum guarantees within the variable annuity products, whose economic costs are primarily dependent on future equity market returns, interest rate levels, equity volatility levels and policyholder behavior. The variable annuity hedging program is used to mitigate our exposure to equity market and interest rate changes and seeks to ensure that the required assets are available to satisfy future death benefit and living benefit obligations. While the variable annuity guarantee hedging program does not explicitly hedge statutory or GAAP reserves, as markets move up or down, in aggregate the returns generated by the variable annuity hedging program will significantly offset the statutory and GAAP reserve changes due to market movements.

The objective of the guarantee hedging program is to offset changes in equity market returns for most minimum guaranteed death benefits and all guaranteed living benefits, while also providing interest rate protection for certain minimum guaranteed living benefits. We hedge the equity market exposure using a hedge target set using market consistent valuation techniques for all guaranteed living benefits and most death benefits. We also hedge the interest rate risk in our GMWB/GMAB/GMWBL blocks using a market consistent valuation hedge target. We do not hedge interest rate risks for our GMIB or GMDB primarily because doing so would result in volatility in our regulatory reserves and rating agency capital that exceeds our tolerances and, secondarily, because doing so would produce additional volatility in GAAP financial statements.

Equity index futures on various equity indices are used to mitigate the risk of the change in value of the policyholder-directed separate account funds underlying the variable annuity contracts with minimum guarantees. A dynamic trading program is utilized to seek replication of the performance of targeted fund groups (i.e., the fund groups that can be covered by indices where liquid futures markets exist).

Total return swaps are also used to mitigate the risk of the change in value of certain policyholder-directed separate account funds. These include fund classes such as emerging markets and real estate. They may also be used instead of futures of more liquid indices where it may be deemed advantageous. This hedging strategy is employed at our discretion based on current risk exposures and related transaction costs.

Interest rate swaps are used to mitigate the impact of interest rates changes on the economic liabilities associated with certain minimum guaranteed living benefits.

Variance swaps and equity options are used to mitigate the impact of changes in equity volatility on the economic liabilities associated with certain minimum guaranteed living benefits. This program began in the second quarter of 2012.

Foreign exchange forwards are used to mitigate the impact of policyholder-directed investments in international funds with exposure to fluctuations in exchange rates of certain foreign currencies. Rebalancing is performed based on pre-determined notional exposures to the specific currencies.

Variable Annuity Capital Hedge Overlay Program. Variable annuity guaranteed benefits are hedged based on their economic or fair value; however, the statutory reserves are not based on a market value. When equity markets decrease, the statutory reserve and rating agency required assets for the variable annuity guaranteed benefits can increase more quickly than the value of the derivatives held under the guarantee hedging program. This causes regulatory reserves to increase and rating agency capital to decrease. To protect the residual risk to regulatory and rating agency capital in a decreasing equity market, we implemented the use of a static capital hedge in 2008. In 2010, we shifted to the dynamic CHO program. The current CHO strategy is intended to actively mitigate equity risk to the regulatory and rating agency capital of the Company. The hedge is executed through the purchase and sale of equity index futures and is designed to limit the uncovered reserve increase in an immediate down equity market scenario to an amount we believe prudent for a company of our size and scale. This amount will change over time with market movements, changes in regulatory and rating agency capital, available collateral and our risk tolerance.

The following table presents the estimated net impacts to funding our regulatory reserves to our Closed Block Variable Annuity segment, after giving effect to our CHO program and the Variable Annuity guarantee hedge program for various shocks in equity markets and interest rates. This reflects the hedging we had in place as well as any collateral (in the form of LOC) or change in underlying asset values that would be used to achieve credit for reinsurance for the segment of liabilities reinsured to our Cayman Islands subsidiary at the close of business on March 31, 2013 in light of our determination of risk tolerance and available collateral at that time, which, as noted above, may change from time to time.

	As of March 31, 2013
($ in millions)	Equity Market (S&P 500)						Interest Rates
	-25%	-15%	-5%	+5%	+15%	+25%	-1%	+1%
Decrease/(increase) in regulatory reserves	$(4,150)	$(2,400)	$(750)	$750	$2,000	$2,900	$(1,850)	$1,050
Hedge gain/(loss), immediate impact	3,400	1,800	500	(500)	(1,250)	(1,850)	1,250	(950)
Increase/(decrease) in Market Value of Assets	—	—	—	—	—	—	200	(200)
Increase/(decrease) in LOCs	750	600	250	(250)	(450)	(450)	400	—

Net impact	—	—	—	—	300	600	—	(100)

The foregoing sensitivities illustrate the estimated impact of the indicated shocks beginning on the first market trading day following March 31, 2013 and give effect to dynamic rebalancing over the course of the shock event. The estimates of equity market shocks reflect a shock to all equity markets, domestic and global, of the same magnitude. The estimates of interest rate shocks reflect a shock to rates at all durations (a “parallel” shift in the yield curve). Decrease/(increase) in regulatory reserves includes statutory reserves for policyholder account balances, AG43 reserves and additional cash flow testing reserves related to the Closed Block Variable Annuity segment. Hedge Gain / (Loss) includes both the Variable Annuity guarantee hedge program and the CHO and assumes that hedge positions can be rebalanced during the market shock and that the performance of the derivative contracts closely matches the performance of the contract owner’s variable fund returns. Increase / (decrease) in LOCs indicates the change in the amount of LOCs used to provide credit for reinsurance at those times when the assets backing the reinsurance liabilities may be less than the statutory reserve requirement. As of

March 31, 2013 the amount of LOCs required for this purpose, excluding the contingent capital facility was approximately $425.0 million and the actual amount of the available LOCs outstanding was approximately $1.2 billion. Increase / (decrease) in Market Value of Assets is the estimated potential change in market value of assets supporting the segment of liabilities reinsured to our Cayman Island subsidiary from 100 basis point upward and downward shifts in interest rates. Results of an actual shock to equity markets or interest rates would likely differ from the above illustration due to issues such as ‘basis risk’ (differences in the performance of the derivative contracts versus the contract owner variable fund returns), equity shocks not occurring uniformly across all equity markets, variance in market volatility versus what is assumed, combined effects of interest rates and equities, additional impacts from rebalancing of hedges, the effects of time and changes in assumptions or methodology that affect reserves or hedge targets. Additionally, estimated net impact sensitivities vary over time as the market and closed book of business evolve or if assumptions or methodologies that affect reserves or hedge targets are refined.

For the three months ended March 31, 2013, our guarantee and overlay equity hedges resulted in a loss of approximately $1.0 billion for ING USA, which was more than offset by the impact of the equity market decrease in AG43 reserves in excess of reserves for cash surrender value of approximately $1.1 billion for ING USA. Change in statutory reserves due to equity and equity hedges for ING USA reflects non-affiliated reinsurance for variable annuity policies, but not the affiliated reinsurance transaction associated with the GMIB and GMWBL riders. Substantially all of the Closed Block Variable Annuity business was written by ING USA. In addition to equity hedge results and change in reserves due to the impact of equity market movements, statutory income includes fee income, investment income and other income offset by benefit payments, operating expenses and other costs as well as impacts to reserves and hedges due to effects of time and other market factors.

With respect to change in interest rates, regulatory reserves generally increase with decreasing rates and decrease with increasing rates, which is significantly offset by the change in value of the Variable Annuity Guarantee Hedging Program interest rate swaps.

As GAAP accounting differs from the methods used to determine regulatory reserves and rating agency capital requirements, our hedge programs may result in immediate impacts that may be lower or higher than the regulatory impacts illustrated above. The following table presents the estimated net impacts to GAAP earnings pre-tax in our Closed Block Variable Annuity segment, which is the sum of the increase or decrease in U.S. GAAP reserves and the hedge gain or loss from our CHO program and the Variable Annuity Guarantee Hedge program for various shocks in both equity markets and interest rates. This reflects the hedging we had in place at the close of business on March 31, 2013 in light of our determination of risk tolerance at that time, which, as noted above, we adjust from time to time.

	As of March 31, 2013
($ in millions)	Equity Market (S&P 500)						Interest Rates
	-25%	-15%	-5%	+5%	+15%	+25%	-1%	+1%
Total estimated earnings sensitivity	$1,250	$700	$200	$(200)	$(450)	$(700)	$50	$(50)

The foregoing sensitivities illustrate the impact of the indicated shocks on the first market trading day following March 31, 2013 and give effect to dynamic rebalancing over the course of the shock events. The estimates of equity market shocks reflect a shock to all equity markets, domestic and global, of the same magnitude. The estimates of interest rate shocks reflect a shock to rates at all durations (a “parallel” shift in the yield curve). Liabilities are based on GAAP reserves and embedded derivatives, with the latter including an adjustment for nonperformance risk. DAC is amortized on gross revenues which will not be volatile, however, volatility could be driven by loss recognition. Hedge Gain / (Loss) impacting the above estimated earnings sensitivity includes both the Variable Annuity Guarantee Hedge Program and the Capital Hedge Overlay Program and assumes that hedge positions can be rebalanced during the market shock and that the performance of the derivative contracts closely matches the performance of the contract owner’s variable fund returns. Actual results will differ from the estimates above due to issues such as ‘basis risk’ (differences in the performance of the derivative contracts versus the contract owner variable fund returns), changes in non-performance spreads, equity shocks not occurring uniformly across all equity markets, variance in market volatility versus what is assumed, combined effects of interest rates and equities, additional impacts from rebalancing of hedges, the effects of time, and changes in assumptions or methodology that affect reserves or hedge targets. Additionally, estimated net impact sensitivities vary over time as the market and closed book of business evolves, or if changes in assumptions or methodologies that affect reserves or hedge targets are refined. As the closed book of business evolves, actual net impacts are realized, or if changes are made to the target of the hedge program, the sensitivities may vary over time. Additionally, actual results will differ from the above due to issues such as basis risk, market volatility, changes in implied volatility, combined effects of interest rates and equities, rebalancing of hedges in the future, or the effects of time and other variations from the assumptions in the above table.

As part of the capital contribution of SLDI, the sensitivity of both regulatory and rating agency capital to market movements will decline and may cause us to decrease the amount of hedges we hold and therefore, reduce the amount of the hedge gain (loss) and impact the tables presented above. Additionally, decreases in hedge amounts may change the amount of LOCs needed for reinsurance credit. See the Subsequent Events Note to the Condensed Consolidated Financial Statements for additional information related to changes in assets held in trust and termination of contingent capital LOCs.

The balance of DAC, VOBA and other intangibles (net of adjustments for unrealized gains and losses) was $553.4 million as of December 31, 2012.

In addition to equity market and interest rate changes, movements in other market variables that are not explicitly hedged can also cause GAAP earnings volatility. This includes changes in implied equity market volatility (implied from the market prices of equity options) that affects the valuation of our fair value liabilities. We do not fully hedge for equity implied volatility given that such hedging introduces volatility in our regulatory reserves and rating agency capital which are not as sensitive to this market variable. As of December 31, 2012, the GAAP sensitivity (inclusive of our non-performance spread) of the GMAB / GMWB and GMWBL liabilities to a 1 percentage point move in implied volatility was approximately $52 million.

Hedging instruments

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Guarantee Hedge. In order to mitigate equity risk associated with non-reinsured GMDBs and non-reinsured guaranteed living benefits, we enter into futures positions and total return swaps on various public market equity indices chosen to closely replicate contract owner variable fund returns. We also mitigate most of the foreign currency risk arising from its international fund exposure using forward contracts. We use market consistent valuation techniques to establish our derivative positions and to rebalance the derivative positions in response to market fluctuations. We also administer a hedging program that mitigates not only equity risk, but also the interest rate risk associated with our GMWB, GMWBL and GMAB riders. This component of the hedge primarily involves entering into interest rate swaps. In the second quarter of 2012, we entered into equity variance swaps and equity options to cover the volatility risks associated with the GMWB and GMAB riders.

•

Capital Hedge Overlay. The Variable Annuity CHO program is an overlay to the Variable Annuity Guarantee Hedge Program that mitigates the impact of potential declines in equity markets and their impact on regulatory reserves and rating agency capital. The program’s hedge strategy primarily involves using equity futures contracts.

The following table presents notional and fair value for hedging instruments:

($ in millions)	Notional Amount			Fair Value
	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Guarantee Hedge Program:
Equity Futures(3)(4)	$8,754.2	$8,526.8	$5,529.8	$(179.7)	$17.0	$12.6
Total Return Swaps	841.4	773.6	186.2	—	(16.9)	(6.3)
Variance Swaps	1.8	—	—	(8.4)	—	—
Currency Forwards(1)	1,267.6	1,032.3	659.7	8.2	2.4	(4.8)
Interest Rate Swaps(1)(2)	19,799.0	19,352.0	9,534.0	936.1	1,154.7	(81.0)
Put Options(1)	351.3	63.7	44.1	26.8	—	—

Total	$31,015.3	$29,748.4	$15,953.8	$783.0	$1,157.2	$(79.5)

CHO Program:
Equity Futures(3)(4)	$1,221.8	$2,541.6	—	$(36.4)	$9.8	—

(1)	Offsetting contracts have not been netted, therefore total notional of all outstanding contracts is shown.
(2)	Total notional shown is a combination of pay-fix and pay-float contracts.
(3)	Fair Value equals last day’s cash settlement.
(4)	Futures notional is based on the current trade price of each contract.

Reinsurance. For contracts issued prior to January 1, 2000, most contracts with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk produced by such guaranteed death benefits. For contracts issued on or after January 1, 2000, the Company instituted a variable annuity guarantee hedging program in lieu of reinsurance. We utilized indemnity reinsurance agreements prior to January 1, 2000 to reduce our exposure to large losses from GMDBs in our Closed Block Variable Annuity segment. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge our primary liability as direct insurer of the risks. We evaluate the financial strength of potential reinsurers and continually monitor the financial strength and credit ratings of our reinsurers.

Variable Annuity Risks and Risk Management

The amounts ultimately due to policyholders under GMDB and guaranteed minimum living benefits, and the reserves required to support these liabilities, are driven by a variety of factors, including equity market performance, interest rate conditions, policyholder behavior, including exercise of various contract options, and policyholder mortality. We actively monitor each of these factors and implement a variety of risk management and financial management techniques to optimize the value of the block. Such techniques include hedging, use of offshore affiliate reinsurance, external reinsurance, and experience studies. See the Consolidated Financial Statements for more information on the reinsurance arrangements.

Market Risk Related to Equity Market Price and Interest Rates. Our variable annuity products are significantly influenced by the United States and other global equity markets. Increases or decreases in equity markets impact certain assets and liabilities related to our variable annuity products and our earnings derived from those products. A decrease in the equity markets may cause a decrease in the account values, thereby increasing the possibility that we may be required to pay amounts to contract owners due to guaranteed death and living benefits. An increase in the value of the equity markets may increase account values for these contracts, thereby decreasing our risk associated with guaranteed death and living benefits.

We are also subject to interest rate risk in our Closed Block Variable Annuity segment, as a sustained decline in interest rates or a prolonged period of low interest rates may subject us to higher cost of guaranteed benefits and increased hedging costs.

In addition, in scenarios of equity market declines, sustained periods of low interest rates, rapidly rising interest rates or credit spread widening, the amount of additional statutory reserves that an insurance subsidiary is required to hold for variable annuity guarantees may increase. This increase in reserves would decrease the statutory surplus available for use in calculating its RBC ratios. In addition, collateral posting requirements for the hedge program could also pressure liquidity.

Periods of significant and sustained downturns in equity markets, increased equity volatility, reduced interest rates or a prolonged period of low interest rates could result in an increase in the valuation of the future policy benefit or account balance liabilities associated with such products, resulting in a reduction to net income (loss). Although a certain portion of our guaranteed benefits are reinsured or covered under our variable annuity guarantee hedging program, for those guarantees not covered by these programs, we are exposed to the risk of increased costs and/or liabilities for benefits guaranteed in excess of account values during periods of adverse economic market conditions. Our risk management program is constantly re-evaluated to respond to changing market conditions and achieve the optimal balance and trade-offs among several important factors, including regulatory reserves, rating agency capital, RBC, earnings and other factors. A certain portion of these strategies could focus our emphasis on the protection of regulatory and rating agency capital, RBC, liquidity, earnings and other factors and less on the earnings impact of guarantees, resulting in materially lower or more volatile GAAP earnings in periods of changing equity market levels. While we believe that our risk management program is effective in balancing numerous critical metrics, we are subject to the risk that our strategies and other management procedures prove ineffective or that unexpected policyholder behavior, combined with unfavorable market events, produces losses beyond the scope of the risk management strategies employed, which may have a material adverse effect on our results of operations, financial condition and cash flows. We are also subject to the risk that the cost of hedging these guaranteed minimum benefits increases as implied volatilities increase and/or interest rates decrease, resulting in adverse impact to net income (loss).

Risk Related to Hedging. Our risk management program attempts to balance a number of important factors including regulatory reserves, rating agency capital, RBC, underlying economics, earnings and other factors. As discussed above, to reduce the risk associated with guaranteed living benefits, non-reinsured GMDB and fees related to these benefits, we enter derivative contracts on various public market indices chosen to closely replicate contract owner variable fund returns.

The Company’s risk management program is constantly re-evaluated to respond to changing market conditions and manage trade-offs among capital preservation, earnings and underlying economics.

Hedging instruments we use to manage risks might not perform as intended or expected, which could result in higher realized losses and unanticipated cash needs to collateralize or settle such transactions. Adverse market conditions can limit the availability and increase the costs of hedging instruments, and such costs may not be recovered in the pricing of the underlying products being hedged. In addition, hedging counterparties may fail to perform their obligations resulting in unhedged exposures and losses on positions that are not collateralized.

Risk Related to Policyholder Behavior Assumptions. Our Closed Block Variable Annuity segment is subject to risks associated with the future behavior of policyholders and future claims payment patterns, using assumptions for mortality experience, lapse rates, GMIB annuitization rates, and GMWB/GMWBL withdrawal rates. We are required to make assumptions about these behaviors and patterns, which may not reflect the actual behaviors and patterns we experience in the future.

In particular, we have only minimal experience on policyholder behavior for our GMIB and GMWBL products, and, as a result, future experience could lead to significant changes in our assumptions. Our GMIB contracts have a ten-year waiting period before annuitization is available, with most of these GMIB contracts issued during the period 2004 to 2006. Those contracts first become eligible to annuitize during the period 2014 to 2016, but contain significant incentives to delay annuitization beyond the first eligibility date. As a result, to date we have only a statistically small sample of experience used to set annuitization rates. Therefore, we anticipate that observable experience data will become statistically credible later this decade, when a large volume of GMIB benefits begin to reach their maximum benefit over a four-year period from 2019 to 2022. It is possible, however, that more policyholders than we anticipate will choose to annuitize soon after the first eligibility date, rather than delay annuitization to receive increased guarantee benefits, in which case we may have statistically credible experience as early as in the period from 2014 to 2016.

Similarly, most of our GMWBL contracts are still in the first three to five policy years, so our assumptions for withdrawal from contracts with GMWBL benefits may change as experience emerges over the next five to seven years. In addition, like our GMIB contracts, many of our GMWBL contracts contain significant incentives to delay withdrawal. We expect customer decisions on annuitization and withdrawal will be influenced by customers’ financial plans and needs as well as by interest rate and market conditions over time and by the availability and features of competing products. If emerging experience deviates from our assumptions on either GMIB annuitization or GMWBL withdrawal, we could experience losses and a significant increase to reserve and capital requirements.

We also make estimates of expected lapse of these products, which is the probability that a policy will not remain in force from one period to the next. Lapse rates of our annuity products may be significantly impacted by the value of guaranteed minimum benefits relative to the value of the underlying separate accounts (account value or account balance). In general, policies with guarantees that are “in the money” (i.e., where the notional benefit amount is in excess of the account value) are assumed to be less likely to lapse. Conversely, “out of the money” guarantees are assumed to be more likely to lapse as the policyholder has less incentive to retain the policy. Lapse rates could also be adversely affected generally by developments that affect customer perception of us.

We make estimates of expected election rates of living benefits for these products and of the rate of election of certain optional benefits that may be exercised. The profitability of our deferred annuity products depends upon actual contract owner decisions to elect or delay the utilization of such benefits. The development of a secondary market for third-party investor strategies in the annuities business could also adversely affect the profitability of existing business by reducing lapse rates of in-the-money contracts in excess of current expectations or by causing living benefits to be elected at points in time that are more unfavorable than our current expectations. Actual lapse rates that are lower than our lapse rate assumptions could have an adverse effect on profitability in the later years of a block of business because the anticipated claims experience may be higher than expected in these later years. If actual lapse rates are significantly different from that assumed in our current reserving assumptions, our reserves for future policy benefits may prove to be inadequate.

Our variable annuity lapse rate experience has varied significantly over the period from 2006 to the present, reflecting among other factors, both pre- and post-financial crisis experience. During the early years of this period, our variable annuity policyholder lapse rate experience was higher than our current best estimate of policyholder lapse behavior would have indicated; in the later part of this period, after mid-2009, it was lower. Management’s current best estimate of variable annuity policyholder lapse behavior incorporates actual experience over the entire period, as we believe that over the duration of the Closed Block Variable Annuity policies we will experience the full range of policyholder behavior and market conditions. If our future experience were to approximate our lapse experience from either earlier in the period or later in the period, we would likely need to either reduce reserves (if actual experience were to approximate experience earlier in the period) or increase reserves (if actual experience were to approximate experience later in the period), by an amount that could be material.

We review overall policyholder experience annually (including lapse, annuitization, withdrawal and mortality), or more frequently if necessary. As customer experience continues to materialize, we may adjust our assumptions. The magnitude of any required changes could be material and adverse to the results of operations or financial condition of the Company. We increased reserves in the fourth quarter of 2011 after a comprehensive review of our assumptions relating to lapses, mortality, annuitization of income benefits and utilization of withdrawal benefits. The review in 2011 included an analysis of a larger body of actual experience than was previously available, including a longer period with low equity markets and interest rates, which we believe provided greater insight into anticipated policyholder behavior for contracts that are in the money. This resulted in an increase of GAAP reserves of $741 million and gross U.S. statutory reserves of $2,776 million in the fourth quarter of 2011. It is possible that future assumption changes could produce reserve changes of this magnitude or even greater. Any such increase to reserves could require us to make material additional capital contributions to one or more of our insurance company subsidiaries or could otherwise be material and adverse to the results of operations or financial condition of the Company.

During the third quarter of 2012 we conducted a periodic review of actuarial assumptions, including policyholder behavior assumptions. As a result of this review, we increased GAAP reserves by $114.6 million as of September 30, 2012, driven primarily by an update to lapse rates on variable annuity contracts with lifetime living benefit guarantees. The same update to lapse rates, implemented in isolation, would have increased U.S. Statutory reserves by approximately $150 million. However, the net change for U.S. Statutory reserves was not material due to offsetting revisions to projection model inputs. This change in lapse assumptions, taken together with the update to lapse assumptions we made in late 2011, moved our assumptions to be in line with lapse experience over the study period of 2006 to present. Although we believe it is appropriate to consider actual experience over that entire period in setting our assumptions, this recent change also causes our assumption to move considerably closer to our actual lapse experience for the period from mid-2009 to present. However, as described in the previous paragraph, future reserve increases in connection with experience updates could be material and adverse to the results of operations or financial condition of the Company. Any such increase to reserves could require us to make material additional capital contributions to one or more of our insurance company subsidiaries or could otherwise be material and adverse to the results of operations or financial condition of the Company. We will continue to monitor the emergence of experience. We review our assumptions at least annually, and, if necessary, update our assumptions more frequently as additional information becomes available. If adjustments to assumptions are necessary, which is ordinary course for interest-sensitive long dated liabilities, we anticipate that the financial impact of such a change will likely be in a range, either up or down, that is generally consistent with the impact experienced in the third quarter of 2012.

Other Risks. Despite the closure of new product sales, some new policy amounts continue to be deposited as additional premium to existing contracts. Benefit designs do limit the attractiveness of additional premium, but in some cases these additional premiums may increase the guarantee available to the policyholder. The volume of additional premiums has diminished since we ceased new product sales in 2010.

Closed Block Institutional Spread Products

Prior to 2009, we operated a spread lending business, which we call Closed Block Institutional Spread Products. However, following the recent financial crisis, investor appetite for uncollateralized liabilities not rated “AAA” collapsed and collateralized funding was constrained. As a result of these strained market conditions, Closed Block Institutional Spread Products issued $6.3 billion of new liabilities at widened funding spreads in 2009. In addition, our Closed Block Institutional Spread Products segment wrote super senior CDS contracts of which approximately $1 billion of notional amount remains outstanding. We shifted the focus of the business strategy from growing assets and earnings to running off the business over time. Total assets have declined from a peak of $14.3 billion in 2008 to approximately $3.8 billion as of December 31, 2012. We continue to reduce the block by searching for and finding opportunities to sell assets at prices that reflect the intrinsic value of the assets. Closed Block Institutional Spread Products remains an overhang on returns as it requires high capital relative to its earnings and elevated levels of liquidity in our investment portfolios. As these assets run off, capital invested in the business will be released and our portfolios will be properly adjusted.

Closed Block Other

The third financial reporting segment making up our Closed Block business is Closed Block Other, which includes continuing obligations and assets connected with the group reinsurance and individual reinsurance businesses we sold between 2004 and 2009. Effective January 2009, we sold our group reinsurance business, ING Reinsurance U.S., to RGA. The transaction was accounted for as a reinsurance transaction. To effect this sale, we entered into coinsurance agreements with various subsidiaries of RGA. See the Note for Reinsurance in our Consolidated Financial Statements for more information on these reinsurance arrangements. Between 2004 and 2009, we entered into several reinsurance transactions with Scottish Re and Hannover Re pursuant to which we ceded all liabilities related to our individual life reinsurance block. The reinsurance arrangements with respect to both the group and life individual reinsurance businesses are described more fully in “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Reinsurance” above.

Employees

As of March 31, 2013, we had approximately 7,000 employees, with most working in one of our 10 major sites in 9 states. On June 14, 2012, we announced that we entered into a seven-year agreement with Cognizant pursuant to which Cognizant will provide business processing and operations services related to our retirement, life insurance and annuities businesses (the “Cognizant transaction”). Under the terms of the agreement with Cognizant, on August 16, 2012, more than 1,000 of our employees became Cognizant employees and Cognizant gave such individuals comparable responsibilities to their former roles with us. Cognizant also purchased and subleased some of our existing facilities to provide business and workplace continuity for our customers and former employees.

Properties

As of March 31, 2013, we owned or leased 84 locations totaling approximately 2.3 million square feet, of which approximately 0.9 million square feet was owned properties and approximately 1.4 million square feet was leased properties throughout the United States. As discussed above, we sold and subleased some of our facilities (including the sale of our Minot, North Dakota facility, representing approximately 123,000 square feet) to Cognizant in the second quarter of 2012.

Litigation and Regulatory Matters

See the Note for Commitments and Contingencies in our Consolidated Financial Statements for additional information regarding our assessment of contingencies related to litigation and regulatory matters.

On June 6, 2013, we executed a Global Resolution Agreement (“GRA”) with VERUS Financial LLC (“VERUS”). The GRA establishes a process to resolve a previously disclosed unclaimed property audit that VERUS initiated in December 2010 on behalf of a number of states and the District of Columbia (collectively, the “Jurisdictions”). The GRA becomes effective only upon execution by at least 28 Jurisdictions on or before October 1, 2013. In the GRA, the Company expressly denies that it has engaged in any wrongdoing or violated any law, or that it has any liability related to the disposition of unclaimed or other property. The GRA establishes procedures for determining whether amounts may be payable under certain life insurance policies, annuity contracts, and retained asset accounts. It also establishes procedures for seeking to locate and pay beneficiaries and owners and for escheating benefits (with interest in certain circumstances) to relevant Jurisdictions. As disclosed elsewhere in this registration statement, the Company reported a 2011 pre-tax increase in its death benefit reserves of $68.9 million, net of Deferred Acquisition Costs, in connection with its use of the Social Security Administration’s Death Master File to identify potential life insurance claims that had not yet been presented to it. The Company does not expect to require further increases in its reserves to resolve this and related matters. See Note 11 (Commitments and Contingencies) in the condensed consolidated quarterly financial statements included in this registration statements, and in Note 16 (Commitments and Contingencies) to the consolidated annual financial statements included in this registration statement.

REGULATION

Our operations and businesses are subject to a significant number of Federal and state laws, regulations, administrative determinations and similar legal constraints. Such laws and regulations are generally designed to protect our policyholders and contract owners and not our stockholders or holders of our other securities. Many of the laws and regulations to which we are subject are regularly re-examined and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations. The recent financial market disruptions have produced, and are likely to continue to produce, extensive changes in existing laws and regulations applicable to our businesses, including the Dodd-Frank Act discussed below.

Following is a description of certain legal and regulatory frameworks to which we or our subsidiaries are or may be subject.

Legislative and Regulatory Initiatives

Legislative proposals, which have been or may again be considered by Congress, include changing the taxation of annuity benefits, changing the tax treatment of insurance products relative to other financial products and changing life insurance company taxation. Some of these proposals, if enacted, could have a material adverse effect on life insurance, annuity and other retirement savings product sales, while others could have a material beneficial effect. Administrative budget proposals to disallow insurance companies a portion of the dividends received deduction in connection with variable product separate accounts could increase the cost of such products to policyholders. In addition to the assessments imposed on certain financial companies by the Dodd-Frank Act, it is possible that Congress may adopt a form of “financial crisis responsibility” fee or tax on banks and other financial firms to mitigate costs to taxpayers of various government programs established to address the recent financial crisis and offset costs of potential future crises.

In the third quarter of 2010, the SEC proposed rescinding Rule 12b-1 under the Investment Company Act and adopting a new Rule 12b-2. If adopted, the proposal would impose new limitations on the levels of distribution-related charges that could be paid by mutual funds, including funds available under the Company’s variable annuity products. At this time, it is unclear when or if further action will be taken on this proposal.

Dutch State Transactions and Restructuring Plan

In November 2009, the 2009 Restructuring Plan received formal EC approval and the separation of insurance and banking operations and other components of the 2009 Restructuring Plan were approved by ING Group’s shareholders. On January 28, 2010, ING announced the filing of its appeal with the General Court of the European Union against specific elements of the EC’s decision regarding the 2009 Restructuring Plan.

On March 2, 2012, the General Court handed down its judgment in relation to ING Group’s appeal and annulled part of the EC’s state aid decision. Subsequently, the EC filed an appeal against the General Court’s judgment before the Court of Justice of the European Union. In parallel, the EC adopted a decision on May 11, 2012 that re-approved the state aid granted to ING Group as compatible with the internal market on the basis of ING Group’s 2009 Restructuring Plan. On the same date, the EC adopted an interim decision which opened an investigation concerning certain amendments and elements of the 2009 Restructuring Plan (the “Investigation”). On November 19, 2012, ING Group and the EC announced that the EC approved the 2012 Amended Restructuring Plan. The deadline as agreed with the EC in the 2012 Amended Restructuring Plan requires ING Group to divest at least 25% of the Company by December 31, 2013, more than 50% of the Company by December 31, 2014, and 100% of the Company by December 31, 2016. ING Group divested 25% of the Company on May 7, 2013, in our initial public offering and an additional 4% on May 31, 2013 following the exercise by the underwriters in the initial public offering of an option to purchase additional shares. The divestment of 50% of the Company is measured in terms of a divestment of over 50% of the shares of ING U.S., Inc., the loss of ING Group’s majority of directors on ING U.S., Inc.’s board of directors and the accounting deconsolidation of the Company (in line with IFRS accounting rules). The Investigation has been finalized by the

EC and ING Group’s appeal against the EC’s May 11, 2012 decision has been withdrawn. In case ING Group does not satisfy its commitment to divest the Company as agreed with the EC, the Dutch State will renotify the recapitalization measure to the EC. In such a case the EC may require additional restructuring measures or take enforcement actions against ING Group, or, at the request of ING Group and the Dutch State, could allow ING Group more time to complete the divestment.

In addition to these divestment requirements, the 2012 Amended Restructuring Plan also places certain conditions and restrictions on ING Group’s business and operations, which could also apply to our business and operations. We may be subject to all or a portion of these requirements while we are controlled by ING Group and possibly as long as ING Group has a sufficient interest in our common stock.

The 2012 Amended Restructuring Plan requires ING Group to refrain from acquisitions of financial institutions and, if it would delay ING Group’s repayment of state aid, from acquisitions of any other businesses. As a result, we may be prevented from making any such acquisitions for so long as ING Group continues to hold a sufficient interest in our common stock. In certain cases, the EC may grant its approval for an acquisition that would otherwise be prohibited by the 2012 Amended Restructuring Plan, in particular if such acquisition is essential in order to safeguard financial stability or competition in relevant markets. This acquisition ban will apply until the earlier of November 18, 2015, and the date on which ING Group has divested more than 50% of its insurance and investment management operations in each of Asia, the United States and Europe.

The 2012 Amended Restructuring Plan also places limitations on ING Group’s ability to call or buy back Tier 2 capital and Tier 1 hybrid debt instruments until the earlier of November 18, 2014 or the date on which ING Group has fully repaid the Core Tier 1 securities to the Dutch State (including the relevant accrued interest on Core Tier 1 coupons and exit premium fees), and contains provisions regarding its exposure to RMBS and CMBS securities. To the extent that these limitations on provisions apply to us, we may be restricted in our ability to acquire RMBS or CMBS, or to redeem any hybrid debt instruments we may issue in the future.

For purposes of the 2012 Amended Restructuring Plan, the manner in which we conduct our Closed Block Variable Annuity and Institutional Spread Products businesses is subject to certain conditions and restrictions, which include a prohibition on underwriting new policies. Pursuant to the 2012 Amended Restructuring Plan, ING Group must also explore the possibility of terminating existing policies and adjusting the terms of policies to make them more favorable to the insurer. Moreover, ING Group must manage such run-off businesses in a manner that minimizes exposure to risk, including through a conservative hedging policy, which may limit ING Group’s ability to allocate capital and may require it to further separate businesses or business units. These requirements may place limitations on our ability to operate these businesses in the manner we believe to be the most economically advantageous, and could affect our ability to pursue new business that we believe would be profitable.

In operating our business, we have to abide by these requirements of the EC, including any future decisions, guidance or interpretation of the EC, that may be applicable to ING U.S., Inc. as long as we are controlled by ING Group and possibly as long as ING Group has a sufficient interest in our common stock. These requirements, in turn, may limit our ability to take advantage of market conditions and growth opportunities, and we may be unable to undertake certain acquisitions, engage in particular lines of business or conduct certain financing activities. We may also be required to divest certain assets and be restricted in our ability to operate run-off businesses, and may be adversely affected in our ability to maintain or grow market share.

Regulation Affecting ING U.S., Inc.

We are a holding company for all of our business operations, which we conduct through our subsidiaries. We, as an insurance holding company, are not licensed as an insurer, investment advisor, broker-dealer, or other regulated entity. However, because we own regulated insurers, we are subject to regulation as an insurance holding company.

Insurance Regulation

United States

Our U.S. insurance subsidiaries are subject to comprehensive regulation and supervision under U.S. state and federal laws. Each U.S. state, the District of Columbia and U.S. territories and possessions have insurance laws that apply to companies licensed to carry on an insurance business in the jurisdiction. The primary regulator of an insurance company, however, is located in its state of domicile. Each of our U.S. insurance subsidiaries is licensed and regulated in each state where it conducts insurance business.

State insurance regulators have broad administrative powers with respect to all aspects of the insurance business including: licensing to transact business, licensing agents, admittance of assets to statutory surplus, regulating premium rates for certain insurance products, approving policy forms, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, establishing credit for reinsurance requirements, fixing maximum interest rates on life insurance policy loans and minimum accumulation or surrender values and other matters. State insurance laws and regulations include numerous provisions governing the marketplace conduct of insurers, including provisions governing the form and content of disclosures to consumers, product illustrations, advertising, product replacement, suitability, sales and underwriting practices, complaint handling and claims handling. State regulators enforce these provisions through periodic market conduct examinations. State insurance laws and regulations regulating inter-party transactions, the payment of dividends, the types, amounts and valuations of permitted investments and change of control transactions are discussed in greater detail below.

Our principal insurance subsidiaries are domiciled in Colorado, Connecticut, Iowa and Minnesota. Our other U.S. insurance subsidiaries are domiciled in Indiana and New York. Our insurance subsidiaries domiciled in Colorado, Connecticut, Indiana, Iowa, Minnesota and New York are collectively referred to as “our insurance subsidiaries” in this prospectus for purposes of discussions of U.S. insurance regulatory matters. In addition, we have special purpose financial captive insurance company subsidiaries domiciled in Missouri and South Carolina that provide reinsurance to our U.S. insurance subsidiaries in order to facilitate the financing of excess reserve requirements associated with Regulation XXX or AG38. For more information on our use of captive reinsurance structures, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Credit Facilities and Subsidiary Credit Support Arrangements.” We also have a subsidiary in the Cayman Islands that primarily provides reinsurance to our insurance subsidiaries.

State insurance laws and regulations require our insurance subsidiaries to file financial statements with state insurance regulators everywhere they are licensed and the operations of our insurance subsidiaries and accounts are subject to examination by those regulators at any time. Our insurance subsidiaries prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these regulators. The NAIC has approved a series of uniform statutory accounting principles, or SAP, that have been adopted, in some cases with minor modifications, by all state insurance regulators.

As a basis of accounting, SAP was developed to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with assuring an insurer’s ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary state. The values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP are usually different from those reflected in financial statements prepared under SAP.

Effective with the annual reporting period ended December 31, 2010, the NAIC adopted revisions to the Annual Financial Reporting Model Regulation, or the Model Audit Rule, related to auditor independence, corporate governance and internal control over financial reporting. The adopted revisions require that we file reports with state insurance regulators regarding our assessment of internal control over financial reporting.

State insurance laws and regulations governing our special purpose financial captive insurance company subsidiaries domiciled in South Carolina and Missouri require such entities to file financial statements with their respective domiciliary state insurance regulators, including statutory financial statements.

State insurance regulators conduct periodic financial examinations of the books, records, accounts and business practices of insurers domiciled in their states, generally every three to five years. Financial examinations are generally carried out in cooperation with the insurance regulators of other states under guidelines promulgated by the NAIC. State and federal insurance and securities regulatory authorities and other state law enforcement agencies and attorneys general also from time to time make inquiries and conduct examinations or investigations regarding the compliance by our company, as well as other companies in our industry, with, among other things, insurance laws and securities laws.

Our special purpose financial captive insurance company subsidiaries domiciled in South Carolina and Missouri are subject to periodic financial examinations by their respective domiciliary state insurance regulators.

State insurance regulators and the NAIC are also investigating the use of affiliated captive reinsurers or off-shore entities to reinsure insurance risks. Like many life insurance companies, we utilize captive reinsurers to satisfy certain reserve requirements related to certain of our policies. If state insurance regulators determine to restrict our use of captive reinsurers, it could require us to increase statutory reserves, incur higher operating and/or tax costs or reduce sales.

Insurance Holding Company Regulation

ING U.S., Inc. and our insurance subsidiaries are subject to the insurance holding companies laws of the states in which such insurance subsidiaries are domiciled. These laws generally require each insurance company directly or indirectly owned by the holding company to register with the insurance regulator in the insurance company’s state of domicile and to furnish annually financial and other information about the operations of companies within the holding company system. Generally, all transactions affecting the insurers in the holding company system must be fair and reasonable and, if material, require prior notice and approval or non-disapproval by the state’s insurance regulator. Our special purpose financial captive insurance company subsidiaries are not subject to insurance holding company laws.

Change of Control. State insurance holding company regulations generally provide that no person, corporation or other entity may acquire control of an insurance company, or a controlling interest in any parent company of an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Under the laws of each of the domiciliary states of our insurance subsidiaries, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired “control” of the company. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The state insurance regulators, however, may find that “control” exists in circumstances in which a person owns or controls less than 10% of voting securities.

To obtain approval of any change in control, the proposed acquirer must file with the applicable insurance regulator an application disclosing, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. In considering an application to acquire control of an insurer, the insurance commissioner generally will consider such factors as the experience, competence and financial strength of the applicant, the integrity of the applicant’s Board of Directors and executive officers, the acquirer’s plans for the management and operation of the insurer and any anti-competitive results that may arise from the acquisition.

In addition, many state insurance laws require prior notification of state insurance regulators of a change in control of a non-domiciliary insurance company doing business in that state. While these pre-notification statutes do not authorize the state insurance regulators to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of our insurance subsidiaries may require prior notification in those states that have adopted pre-acquisition notification laws.

Any purchaser of shares of common stock representing 10% or more of the voting power of our capital stock will be presumed to have acquired control of our insurance subsidiaries unless, following application by that purchaser in each insurance subsidiary’s state of domicile, the relevant insurance commissioner determines otherwise.

The licensing orders governing our special purpose financial captive insurance company subsidiaries domiciled in South Carolina and Missouri provide that any change of control requires the approval of such insurance company’s domiciliary state insurance regulator. Although our special purpose financial captive insurance company subsidiaries are not subject to insurance holding company laws, such domiciliary state insurance regulator may use all or a part of the holding company law framework described above in determining whether to approve a proposed change of control.

The laws and regulations regarding change of control transactions may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through unsolicited transactions that some of our stockholders might consider to be desirable.

Recent Actions by the NAIC. The NAIC recently adopted significant changes to the insurance holding company act and regulations (the “NAIC Amendments”). The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include requiring a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expansion of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. The NAIC Amendments must be adopted by the individual state legislatures and insurance regulators in order to be effective. Each of Indiana and Connecticut adopted its version of the NAIC Amendments, which became effective July 1, 2012 and October 1, 2012 respectively. We cannot predict whether the NAIC Amendments will be adopted in whole or in part by other states or the impact, if any, these changes will have on our business, financial condition or results of operations.

In addition, the NAIC has proposed a “Solvency Modernization Initiative.” The Solvency Modernization Initiative focuses on the entire U.S. financial regulatory system and all aspects of financial regulation affecting insurance companies. Though broad in scope, the NAIC has stated that the Solvency Modernization Initiative will focus on: (1) capital requirements; (2) corporate governance and risk management; (3) group supervision; (4) statutory accounting and financial reporting; and (5) reinsurance. We cannot predict the effect of these initiatives on us at this time.

Dividend Payment Restrictions. As a holding company with no significant business operations of our own, we will depend on dividends and other distributions from our subsidiaries as the principal source of cash to meet our obligations, including the payment of interest on, and repayment of principal of, our outstanding debt obligations. The states in which our insurance subsidiaries are domiciled impose certain restrictions on such subsidiaries’ ability to pay dividends to us. These restrictions are based in part on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the insurance commissioner of the state of domicile of the insurance subsidiary proposing to pay the dividend.

Under the insurance laws applicable to our insurance subsidiaries domiciled in Colorado, Connecticut, Indiana, Iowa and Minnesota, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the greater of (1) 10% of the insurer’s policyholder surplus as of the preceding December 31 or (2) the insurer’s net gain from operations for the twelve-month period ended the preceding December 31, in each case determined in accordance with statutory accounting principles. New York has similar restrictions, except that New York’s statutory definition of extraordinary dividend or distribution is an aggregate amount in any calendar year that exceeds the lesser of (1) 10% of policyholder’s surplus as of the preceding December 31 or (2) the insurer’s net gain from operations for the twelve-month period ended the preceding December 31, not including realized capital gains. In addition, under the insurance laws of the states of domicile of our principal insurance subsidiaries, no dividend or other distribution exceeding an amount equal to an insurance company’s earned surplus may be paid without the domiciliary insurance regulator’s prior approval.

Indiana law also requires the Indiana Department of Insurance to review, at least one (1) time each year, the ordinary shareholder dividends paid by each domestic insurer to determine whether dividends paid by the insurer meet certain standards, including whether the dividends paid by the insurer are reasonable in relation to the adequacy of the level of policyholder surplus of the insurer remaining after the payment of dividends. The Indiana Department of Insurance is also required to issue an order to a domestic insurer to limit the payment of ordinary shareholder dividends by the insurer if the Department determines that the policyholder surplus of the insurer does not meet certain standards, including that such surplus is not reasonable in relation to the outstanding liabilities of the insurer.

Our special purpose financial captive insurance company subsidiaries domiciled in South Carolina and Missouri may not declare or pay dividends in any form to us other than in accordance with their respective insurance securitization transaction agreements and their respective governing licensing orders. In addition, in no event may the dividends decrease the capital of the captive below the minimum capital requirement applicable to it, and, after giving effect to the dividends, the assets of the captive paying the dividend must be sufficient to satisfy its domiciliary insurance regulator that it can meet its obligations. Approval by a captive’s domiciliary insurance regulator of an ongoing plan for the payment of dividends or other distribution is conditioned upon the retention, at the time of each payment, of capital or surplus equal to or in excess of amounts specified by, or determined in accordance with formulas approved for the captive by its domiciliary insurance regulator.

As of December 31, 2011, each of our principal insurance subsidiaries domiciled in Colorado, Iowa and Minnesota had negative earned surplus and did not have capacity to make ordinary dividend payments to ING U.S., Inc. or Lion Holdings without regulatory approval. Our Connecticut-domiciled insurance company, ILIAC, had positive earned surplus as of December 31, 2011 and could have paid a maximum amount of $190.0 million of ordinary dividends to Lion Holdings without regulatory approval in 2012; however, ILIAC’s 2012 distribution request of $340.0 million exceeded its year-end 2011 earned surplus and therefore required domiciliary insurance regulatory approval. In the second quarter of 2012, our principal insurance subsidiaries domiciled in Colorado, Connecticut, Iowa and Minnesota received approvals or notices of non-objection, as the case may be, from their respective domiciliary insurance regulators to make extraordinary distributions to ING U.S., Inc. or Lion Holdings in the aggregate amount of $800.0 million (including the $190.0 million ordinary dividend capacity of ILIAC) in response to requests submitted earlier that year. The approved distributions of $800.0 million were made on June 26, 2012.

The following table presents the distributions paid by our principal insurance subsidiaries in 2012:

($ in millions) Insurance Subsidiary	State of Domicile	Extraordinary Distributions Paid in 2012
ING USA Annuity and Life Insurance Company	Iowa	$250.0
Security Life of Denver Insurance Company	Colorado	$80.0
ReliaStar Life Insurance Company	Minnesota	$130.0
ING Life Insurance and Annuity Company	Connecticut	$340.0	(1)

(1)	Included $190 million of ordinary dividend capacity that ILIAC could have paid without regulatory approval in 2012.

Prior to our IPO, our principal insurance subsidiaries domiciled in Colorado, Iowa and Minnesota each had negative earned surplus accounts, and therefore had no ordinary dividend capacity. In order to obtain dividends or distributions from these insurance companies, we historically obtained approval from the insurance companies’ respective state regulators, which could be granted or withheld in the regulators’ discretion, for extraordinary dividends or distributions. On May 8, 2013, following the completion of our IPO and payment of $1,434 million of extraordinary distributions, these insurance companies each reset, on a one-time basis, their respective negative unassigned funds account as of December 31, 2012 (as reported in their respective 2012 statutory annual statements) to zero (with an offsetting reduction in gross paid-in capital and contributed surplus). These resets were made pursuant to permitted practices in accordance with statutory accounting practices granted by their respective domiciliary insurance regulators.

This reset allows our principal insurance subsidiaries domiciled in Colorado, Iowa and Minnesota to more readily build up ordinary dividend capacity to the extent their operating results subsequent to December 31, 2012 generate positive earned surplus. Under applicable domiciliary insurance regulations, our principal insurance subsidiaries must deduct any extraordinary distributions or dividends paid in the preceding twelve months in calculating dividend capacity. We expect that these insurance subsidiaries will have ordinary dividend capacity only after twelve months have passed since the date the extraordinary distributions described above were paid, and that ILIAC will have ordinary dividend capacity before such date.

Our principal insurance subsidiaries, however, may not succeed in building up sufficient positive earned surplus within those timeframes or at all. If our principal insurance subsidiaries do not succeed in building up sufficient positive earned surplus to have ordinary dividend capacity, then we may seek extraordinary dividends or distributions (for which prior approval of their respective domiciliary insurance regulators would be required, and can be granted or withheld in the discretion of the regulators). There can be no assurance that our principal insurance subsidiaries will receive approval for extraordinary distribution payments in the future.

See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Restrictions on Dividends and Returns of Capital from Subsidiaries” for a discussion of dividends and distributions from our insurance subsidiaries.

Financial Regulation

Policy and Contract Reserve Sufficiency Analysis. Under the laws and regulations of their states of domicile, our insurance subsidiaries are required to conduct annual analyses of the sufficiency of their life and annuity statutory reserves. Other jurisdictions in which these subsidiaries are licensed may have certain reserve requirements that differ from those of their domiciliary jurisdictions. In each case, a qualified actuary must submit an opinion that states that the aggregate statutory reserves, when considered in light of the assets held with respect to such reserves, are sufficient to meet the insurer’s contractual obligations and related expenses. If such an opinion cannot be rendered, the affected insurer must set up additional statutory reserves by moving funds from available statutory surplus. Our insurance subsidiaries submit these opinions annually to applicable insurance regulatory authorities.

Recent actions by the NAIC. The NAIC has begun a process of redefining the reserve methodology for certain of our insurance liabilities under a framework known as Principles-Based Reserving (“PBR”). Under PBR, an insurer’s reserves are still required to be conservative, since a primary focus of SAP is the protection of policyholders, however, greater credence is given to the insurer’s realized past experience and anticipated future experience as well as to current economic conditions. An important part of the PBR framework was the adoption of AG43 as of December 31, 2009 for variable annuity guaranteed benefits. Another significant development is the recent adoption of the new VM, which defines PBR for life insurance policies. The full NAIC membership adopted the new VM in December 2012. The model law that enables the new VM will become effective on the January 1st after it has been adopted by at least 42 of the 55 jurisdictions that make up the NAIC, with the further proviso that the 42 adopting jurisdictions must also account for 75% of the premium by U.S. life insurance companies (measured as of 2008). The new VM is expected to become effective no earlier than January 1, 2015, and we anticipate that its provisions will require us to make changes to certain of our term and universal life insurance policies, in particular, those policies with guaranteed features and may result in more volatility on our financial results given the greater weight it places on current economic conditions.

The NAIC adopted revisions to AG38, specifically regarding reserving for certain universal life secondary guarantee products. Reserves on in-force business as of December 31, 2012 are now subject to a floor calculation based on assumptions consistent with a new PBR framework developed by the NAIC. Reserves on business written after December 31, 2012 will be calculated using a modified formulaic approach. After completing our analysis of these revisions on our statutory reserves, we have increased reserves as of December 31, 2012 by less than $10 million. Since we are not currently selling universal life policies with secondary guarantees, we do not anticipate that this impact will be substantially higher in the future.

Surplus and Capital Requirements. Insurance regulators have the discretionary authority, in connection with the ongoing licensing of our insurance subsidiaries, to limit or prohibit the ability of an insurer to issue new policies if, in the regulators’ judgment, the insurer is not maintaining a minimum amount of surplus or is in hazardous financial condition. Insurance regulators may also limit the ability of an insurer to issue new life insurance policies and annuity contracts above an amount based upon the face amount and premiums of policies of a similar type issued in the prior year. We do not currently believe that the current or anticipated levels of statutory surplus of our insurance subsidiaries present a material risk that any such regulator would limit the amount of new policies that our principal insurance subsidiaries may issue.

Risk-Based Capital. The NAIC has adopted risk based capital, or RBC, requirements for life, health and property and casualty insurance companies. The requirements provide a method for analyzing the minimum amount of adjusted capital (statutory capital and surplus plus other adjustments) appropriate for an insurance company to support its overall business operations, taking into account the risk characteristics of the company’s assets, liabilities and certain off-balance sheet items. State insurance regulators use the RBC requirements as an early warning tool to identify possibly inadequately capitalized insurers. An insurance company found to have insufficient statutory capital based on its RBC ratio may be subject to varying levels of additional regulatory oversight depending on the level of capital inadequacy. As of December 31, 2012, the RBC of each of our insurance subsidiaries exceeded statutory minimum RBC levels that would require any regulatory or corrective action.

IRIS Tests. The NAIC has developed a set of financial relationships or tests known as the Insurance Regulatory Information System, or IRIS, to assist state regulators in monitoring the financial condition of U.S. insurance companies and identifying companies requiring special attention or action. For IRIS ratio purposes, our principal insurance subsidiaries submit data to the NAIC on an annual basis. The NAIC analyzes this data using prescribed financial data ratios. A ratio falling outside the prescribed “usual range” is not considered a failing result. Rather, unusual values are viewed as part of the regulatory early monitoring system. In many cases, it is not unusual for financially sound companies to have one or more ratios that fall outside the usual range.

Regulators typically investigate or monitor an insurance company if its IRIS ratios fall outside the prescribed usual range for four or more of the ratios, but each state has the right to inquire about any ratios falling outside the usual range. The inquiries made by state insurance regulators into an insurance company’s IRIS ratios can take various forms. In some instances, regulators may require the insurance company to provide a written explanation as to: the causes of the particular ratios being outside the usual range; management’s actions to produce results that will be within the usual range in future years; and what, if any, actions the insurance company’s domiciliary state insurance regulators have taken. Regulators are not required to take action if an IRIS ratio is outside the usual range, but depending upon the nature and scope of the particular insurance company’s exception, regulators may request additional information to monitor going forward and as a consequence thereof, may take additional regulatory action.

IRIS consists of a statistical phase and an analytical phase whereby financial examiners review insurers’ annual statements and financial ratios. The statistical phase consists of 12 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has a “usual range” of results. As of December 31, 2012, ReliaStar Life Insurance Company of New York had one ratio outside the usual range, RLI had three ratios outside the usual range, SLD had two ratios outside the usual range, and ING USA had three ratios outside the usual range. There were four different IRIS ratios as to which our subsidiaries fell outside the usual range, including: change in premium, change in reserving ratio, net income (loss) to total income (including realized gains and losses) and adequacy of investment income.

Management does not anticipate regulatory action as a result of the 2012 IRIS ratio results. In all instances in prior years, regulators have been satisfied upon follow-up that no regulatory action was required. It is possible that similar results may not occur in the future.

Insurance Guaranty Associations. Each state has insurance guaranty association laws that require insurance companies doing business in the state to participate in various types of guaranty associations or other similar arrangements. The laws are designed to protect policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on the basis of the member insurer’s proportionate share of the business in the relevant jurisdiction in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years.

Privacy Regulation

In conducting our business, we collect and maintain personal data from our customers including personally identifiable non-public financial and health information. As a result, we are subject to regulation under federal and state privacy laws that require us to institute policies and procedures to protect against the improper use or disclosure of this information.

Marketing and Sales

State insurance regulators are becoming more active in adopting and enforcing suitability standards with respect to sales of fixed, indexed and variable annuities. In particular, the NAIC has adopted a revised SAT, which will, if enacted by the states, place new responsibilities upon issuing insurance companies with respect to the suitability of annuity sales, including responsibilities for training agents. Several states have already enacted laws based on the SAT.

Securities Regulation Affecting Insurance Operations

Certain of our insurance subsidiaries sell variable life insurance and variable annuities that are registered with and regulated by the SEC as securities under the Securities Act. These products are issued through separate accounts that are registered as investment companies under the Investment Company Act, and are regulated by state law. Each separate account is generally divided into sub-accounts, each of which invests in an underlying mutual fund which is itself a registered investment company under the Investment Company Act. Our mutual funds, and in certain states, our variable life insurance and variable annuity products, are subject to filing and other requirements under state securities laws. Federal and state securities laws and regulations are primarily intended to protect investors and generally grant broad rulemaking and enforcement powers to regulatory agencies.

Federal Initiatives Affecting Insurance Operations

The U.S. federal government generally does not directly regulate the insurance business. However, the Dodd-Frank Act established the FSOC, which is authorized to subject non-bank financial companies deemed systemically significant to stricter prudential standards and other requirements and to subject such companies to a special orderly liquidation process outside the federal Bankruptcy Code, administered by the Federal Deposit Insurance Corporation. In April 2012, FSOC adopted final rules for evaluating whether a non-bank financial company should be designated as systemically significant. FSOC has not yet designated a non-bank financial company systemically significant. Insurance company subsidiaries of systemically significant companies would remain subject to liquidation and rehabilitation proceedings under state law, although the FSOC is authorized to direct that such a proceeding be commenced against the insurer under state law. Systemically significant companies are also required to prepare resolution plans, so-called “living wills,” that set out how they could most efficiently be liquidated if they endangered the U.S. financial system or the broader economy. Insurance companies that are found to be systemically significant are permitted, in some circumstances, to submit abbreviated versions of such plans. Proposed rules regarding heightened prudential standards for systemically significant companies would impose new capital, liquidity, counterparty credit exposure and governance standards, and they would also subject such companies to restrictions on their activities and management if they appear to be at risk of liquidation. There are not exceptions for insurance companies in these proposed regulations. FSOC’s potential recommendation of measures to address systemic financial risk could affect our insurance operations as could a determination that we or our counterparties are systemically significant. In addition, the Dodd-Frank Act established a Federal Insurance Office within the Treasury Department. While not having a general supervisory or regulatory authority over the business of insurance, the director of this office performs various functions with respect to insurance, including serving as a non-voting member of the FSOC, making recommendations to the FSOC regarding insurers to be designated for more stringent regulation and representing the U.S. in the negotiation of international insurance agreements with foreign insurance regulators. The director is also required to conduct a study on how to modernize and improve the system of insurance regulation in the United States, including by increasing national uniformity through either a federal charter or effective action by the states.

Federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include federal health care regulation, pension regulation, financial services regulation, federal tax laws relating to insurance and annuity product taxation and the USA PATRIOT Act of 2001 (the “Patriot Act”) requiring, among other things, the establishment of anti-money laundering monitoring programs.

In addition, from time to time, federal measures are proposed which may significantly affect the insurance business, including limitations on antitrust immunity, tax incentives for lifetime annuity payouts, simplification bills affecting tax-advantaged or tax-exempt savings and retirement vehicles, proposals related to an optional federal charter for insurance companies and proposals to modify or eliminate the estate tax. In addition, various forms of direct federal regulation of insurance have been proposed in recent years.

Cayman Islands

As noted above, we have an insurance subsidiary in the Cayman Islands that primarily provides reinsurance to our U.S. insurance subsidiaries. Our Cayman Islands insurance subsidiary holds an unrestricted Class B insurance license issued by the Cayman Islands Monetary Authority, or “CIMA”. Our Cayman Islands insurance subsidiary is subject to regulation and supervision by the CIMA under applicable Cayman Islands insurance law.

CIMA has broad powers to examine the affairs of insurance companies, with full access to business and other records of these companies and power to call on the appointed insurance manager to provide any information or explanation. Cayman Islands insurance law requires every insurer which does not have its own staffed office in the Cayman Islands to appoint an insurance manager resident in the Cayman Islands which our Cayman Islands insurance subsidiary has duly done. Cayman Islands insurance law also requires every insurer to maintain full and proper business records at a designated principal office in the Cayman Islands to ensure that CIMA has ready access to same. The insurance manager has a statutory duty to notify the Cayman Islands authorities if it has any cause for concern. CIMA also conducts periodic financial examinations of the books, records, accounts and business practices of insurers in the Cayman Islands.

Our Cayman Islands insurance subsidiary, as a holder of an unrestricted Class B insurance license, was required to submit a business plan to CIMA containing, among other items, (1) a description of its ownership structure; (2) an overview of its capitalization, accounting and reserving methodologies; (3) a summary of its key reinsurance transactions; (4) a listing of its key financial information; and (5) a description of certain of its affiliated transactions. Our Cayman Islands insurance subsidiary is only permitted to conduct the insurance business detailed within the business plan and must seek prior approval from CIMA of any material changes in the information supplied to them and file an annual certificate of compliance.

There are minimum capital or net worth requirements for a licensee prescribed by Cayman Island insurance law. These minimum requirements vary depending on the scale and nature of the business to be carried on. Every licensee must demonstrate appropriate underwriting expertise which can be supplied by the insurance manager.

Every licensee, including our Cayman Islands insurance subsidiary, is required to prepare its financial statements in accordance with any internationally recognized set of generally accepted accounting principles approved by CIMA. Our Cayman Islands insurance subsidiary prepares its financial statements in accordance with IFRS, except for certain CIMA approved modifications related to effecting capital contributions with retroactive effect; accounting for U.S. statutory reserves by recording on the balance sheet the excess reserve against an offsetting “sundry asset” on the balance sheet; and the method for calculating reserves related to certain classes of reinsured business. Under recently adopted provisions of the Cayman Islands insurance law, for which implementing regulations have not been promulgated as of the date of this prospectus, licensees carrying on long term business, in addition to preparing financial statements in accordance with generally accepted accounting principles, will be required to prepare on an annual basis an actuarial valuation of their respective assets and liabilities, certified by an approved actuary, so as to enable CIMA to be satisfied as to the licensee’s solvency.

Change of Control. Shares of a licensee totaling more than 5% of its issued share capital cannot be transferred or disposed of in any manner without the prior approval of CIMA. To obtain approval of any transfer or disposition, a licensee must file an application setting out any proposed changes to the management and operation of the licensee, any changes to the business plan and provide information establishing the fitness and propriety of any new owner or manager, among other matters. In addition, any indirect change in the ownership of a licensee that would result in a change to its approved business plan will require the approval of CIMA.

Dividend Payment Restrictions. There are no specific dividend payment restrictions under Cayman Islands insurance law. Dividends may be paid out of a licensee’s share premium account or out of a licensee’s profits. However, licensees are subject to the minimum net worth and solvency requirements set out above. Licensees must also pay dividends in accordance with the requirements set out in their respective constituent documents and the Companies Law of the Cayman Islands, which requires that no dividends may be paid to members out of the share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. In addition, a Cayman Islands company can re-purchase or redeem its shares out of capital pursuant to the terms of its constituent documents and the Cayman Islands Companies Law as long as the company is able to pay its debts as they fall due in the ordinary course of business. Our Cayman Islands insurance subsidiary is a party to a financing arrangement that restricts the payment of dividends and other distributions above a certain annual maximum amount while the financing arrangement is in place.

Regulation of Investment and Retirement Products and Services

Our investment, asset management and retirement products and services are subject to federal and state tax, securities, fiduciary (including ERISA), insurance and other laws and regulations. The SEC, FINRA, the CFTC, state securities commissions, state banking and insurance departments and the DOL and the Treasury Department are the principal regulators that regulate these products and services. The Dodd-Frank Act may also impact our investment, asset management, retirement and securities operations. See “—Financial Reform Legislation and Initiatives—Dodd-Frank Wall Street Reform and Consumer Protection Act” below.

Federal and state securities laws and regulations are primarily intended to protect investors in the securities markets and generally grant regulatory agencies broad enforcement and rulemaking powers, including the power to limit or restrict the conduct of business in the event of non-compliance with such laws and regulations. Federal and state securities regulatory authorities and FINRA from time to time make inquiries and conduct examinations regarding compliance by us and our subsidiaries with securities and other laws and regulations.

Securities Regulation with Respect to Certain Insurance and Investment Products and Services

Our variable life insurance, variable annuity and mutual fund products are generally “securities” within the meaning of, and registered under, the federal securities laws, and are subject to regulation by the SEC and FINRA. Our mutual funds, and in certain states our variable life insurance and variable annuity products, are also “securities” within the meaning of state securities laws. As securities, these products are subject to filing and certain other requirements. Sales activities with respect to these products are generally subject to state securities regulation, which may affect investment advice, sales and related activities for these products.

Some of our subsidiaries issue certain fixed and indexed annuities supported by the company’s general account and/or variable annuity contracts and variable life insurance policies through the company’s separate accounts. These subsidiaries and their activities in offering and selling variable insurance and annuity products are subject to extensive regulation under the federal securities laws administered by the SEC. Some of our separate accounts, as well as mutual funds that we sponsor, are registered as investment companies under the Investment Company Act, and the units or shares, as applicable, of certain of these investment companies are qualified for sale in some or all states, the District of Columbia and Puerto Rico. Each registered separate account is generally divided into sub-accounts, each of which invests in an underlying mutual fund, which is itself a registered investment company under the Investment Company Act. In addition, the variable annuity contracts and variable life insurance policies issued by the separate accounts and certain fixed and indexed annuities supported by some of our subsidiaries’ general accounts, as well as mutual funds we sponsor, are registered with the SEC under the Securities Act. Certain variable contract separate accounts sponsored by our subsidiaries are exempt from registration, but may be subject to other provisions of the federal securities laws.

Broker-Dealers and Investment Advisers

Our securities operations, principally conducted by a number of SEC-registered broker-dealers, are subject to federal and state securities, commodities and related laws, and are regulated principally by the SEC, the CFTC, state securities authorities, FINRA, the Municipal Securities Rulemaking Board and similar authorities. Agents and employees registered or associated with any of our broker-dealer subsidiaries are subject to the Exchange Act and to regulation and examination by the SEC, FINRA and state securities commissioners. The SEC and other governmental agencies and self-regulatory organizations, as well as state securities commissions in the United States, have the power to conduct administrative proceedings that can result in censure, fines, cease-and-desist orders or suspension, termination or limitation of the activities of the regulated entity or its employees.

Broker-dealers are subject to regulations that cover many aspects of the securities business, including, among other things, sales methods and trading practices, the suitability of investments for individual customers, the use and safekeeping of customers’ funds and securities, capital adequacy, recordkeeping, financial reporting and the conduct of directors, officers and employees. The federal securities laws may also require, upon a change in control, re-approval by shareholders in registered investment companies of the investment advisory contracts governing management of those investment companies, including mutual funds included in annuity products. Investment advisory clients may also need to approve, or consent to, investment advisory agreements upon a change in control. In addition, broker-dealers are required to make certain monthly and annual filings with FINRA, including monthly FOCUS reports (which include, among other things, financial results and net capital calculations) and annual audited financial statements prepared in accordance with GAAP.

Pursuant to the Dodd-Frank Act, the SEC is authorized to establish a standard of conduct applicable to brokers and dealers whereby they would be required to act in the best interest of the customer without regard to the financial or other interest of the broker or dealer when providing personalized investment advice to retail and other customers. A January 2011 SEC study acknowledges that the offering of proprietary products would not be a per se violation of any such standard of care and that broker-dealers selling proprietary or a limited range of products could be permitted to make certain disclosures about their limited product offerings and obtain customer consents or acknowledgements. See “—Financial Reform Legislation and Initiatives—Dodd-Frank Wall Street Reform and Consumer Protection Act” below for more information on the Dodd-Frank Act.

As registered broker-dealers and members of various self-regulatory organizations, our registered broker-dealer subsidiaries are subject to the SEC’s Uniform Net Capital Rule, which specifies the minimum level of net capital a broker-dealer is required to maintain and requires a minimum part of its assets to be kept in relatively liquid form. These net capital requirements are designed to measure the financial soundness and liquidity of broker-dealers. The uniform net capital rule imposes certain requirements that may have the effect of preventing a broker-dealer from distributing or withdrawing capital and may require that prior notice to the regulators be provided prior to making capital withdrawals. Certain of our broker-dealers are also subject to the net capital requirements of the CFTC and the various securities and commodities exchanges of which they are members. Compliance with net capital requirements could limit operations that require the intensive use of capital, such as trading activities and underwriting, and may limit the ability of our broker-dealer subsidiaries to pay dividends to us.

Some of our subsidiaries are registered as investment advisers under the Investment Advisers Act and provide advice to registered investment companies, including mutual funds used in our annuity products, as well as an array of other institutional and retail clients. The Investment Advisers Act and Investment Company Act may require that fund shareholders be asked to approve new investment advisory contracts with respect to those registered investment companies upon a change in control of a fund’s adviser. Likewise, the Investment Advisers Act may require that other clients consent to the continuance of the advisory contract upon a change in control of the adviser. Further, proposals have been made that the SEC establish a self-regulatory organization with respect to registered investment advisers, which could increase the level of regulatory oversight over such investment advisers.

The commodity futures and commodity options industry in the United States is subject to regulation under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The CFTC is charged with the administration of the Commodity Exchange Act and the regulations adopted under that Act. Some of our subsidiaries are registered with the CFTC as commodity pool operators and commodity trading advisors. Our futures business is also regulated by the National Futures Association.

Employee Retirement Income Security Act Considerations

ERISA is a comprehensive federal statute that applies to U.S. employee benefit plans sponsored by private employers and labor unions. Plans subject to ERISA include pension and profit sharing plans and welfare plans, including health, life and disability plans. Among other things, ERISA imposes reporting and disclosure obligations, prescribes standards of conduct that apply to plan fiduciaries and prohibits transactions known as “prohibited transactions,” such as conflict-of-interest transactions, self-dealing and certain transactions between a benefit plan and a party in interest. ERISA also provides for a scheme of civil and criminal penalties and enforcement. Our insurance, investment management and retirement businesses provide services to employee benefit plans subject to ERISA, including limited services under specific contract where we may act as an ERISA fiduciary. We are also subject to ERISA’s prohibited transaction rules for transactions with ERISA plans, which may affect our ability to, or the terms upon which we may, enter into transactions with those plans, even in businesses unrelated to those giving rise to party in interest status. The applicable provisions of ERISA and the Internal Revenue Code are subject to enforcement by the DOL, the IRS and the PBGC.

In October 2010, the DOL issued a proposed regulation that would, if finalized, have substantially expanded the range of activities that would be considered to be fiduciary investment advice under ERISA and the Internal Revenue Code. If finalized as proposed, the regulation could have substantially limited the investment-related information and support that our advisors and employees could provide under current law to plan sponsors, participants and IRA holders on a non-fiduciary basis. This would have had a material impact on the level and type of services we could provide as well as to the nature and amount of compensation and fees we and our advisors could have received for investment-related services. The proposed regulation was withdrawn by the DOL on September 19, 2011. The DOL has indicated that it expects to issue a new proposed regulation in modified form. We cannot predict with any certainty what will be contained in the re-proposed regulations.

The DOL has also issued final regulations concerning the fee disclosure obligations under ERISA for service providers to ERISA employee benefit plans as well as final regulations addressing fee disclosure obligations to plan participants. The effective date of the service provider disclosure regulations was July 1, 2012, and the deadline for providing annual plan participant disclosures was August 30, 2012. These fee disclosure developments could potentially generate pressure on the pricing of our defined contribution retirement products and services.

Trust Activities Regulation

ING National Trust, our wholly owned subsidiary, is a national banking association chartered exclusively with trust powers by the OCC. ING National Trust is not permitted to, and does not, accept deposits (other than incidental to its trust activities). ING National Trust is subject to regulation, supervision and examination by the OCC and its exercise of fiduciary powers must comply with Part 9 of the OCC’s regulations, which governs the fiduciary activities of federally-chartered banks and trust companies and, among other things, imposes certain review and recordkeeping obligations and certain restrictions on self-dealing and conflict of interest transactions.

ING Investment Trust Co., our wholly owned subsidiary, is a limited purpose trust company chartered with the Connecticut Department of Banking. ING Investment Trust Co. is not permitted to, and does not, accept deposits (other than incidental to its trust activities). ING Investment Trust Co.’s activities are primarily to serve as trustee for and manage various collective and common trust funds. ING Investment Trust Co. is subject to regulation, supervision and examination by the Connecticut Banking Commissioner and is subject to state fiduciary duty laws. In addition, the collective trust funds managed by ING Investment Trust Co. are generally subject to ERISA.

Financial Reform Legislation and Initiatives

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which effects comprehensive changes to the regulation of financial services in the United States. The Dodd-Frank Act directs existing and newly-created government agencies and bodies to conduct certain studies and promulgate a multitude of regulations implementing the law, a process that is underway and is expected to continue over the next few years. While some studies have already been completed and the rule-making process is well underway, there continues to be significant uncertainty regarding the results of ongoing studies and the ultimate requirements of those regulations that have not yet been adopted. We cannot predict with certainty how the Dodd-Frank Act and such regulations will affect the financial markets generally, or impact our business, ratings, results of operations, cash flows or financial condition.

The Dodd-Frank Act created a new agency, the FSOC, which is authorized to subject nonbank financial companies to the supervision of the Federal Reserve if the FSOC determines that material financial distress at the company or the scope of the company’s activities could pose risks to the financial stability of the United States. If we were designated by the FSOC as a systemically significant nonbank financial company subject to supervision by the Federal Reserve, we would become subject to a comprehensive system of prudential regulation, including, among other matters, minimum capital requirements, liquidity standards, credit exposure requirements, maintenance of resolution plans, stress testing, management interlock prohibitions, additional fees and assessments and restrictions on proprietary trading and other investments (including restrictions similar to the so-called “Volcker Rule” on our proprietary trading activity or our ability to sponsor or invest in certain types of investment funds). The exact scope and consequences of these standards and requirements are subject to ongoing rulemaking activity by various federal banking regulators and therefore are currently unclear. However, this comprehensive system of prudential regulation, if applied to the Company, would significantly impact the manner in which we operate and could materially and adversely impact the profitability of one or more of our business lines or the level of capital required to support our activities. As long as the Company continues to be controlled by ING Group, the FSOC may consider the Company together with ING Group’s other operations in the United States for purposes of making this determination. Therefore, while we believe it is unlikely that the Company, either on a standalone basis or together with ING Group’s other operations in the United States, will ultimately receive this designation, there is a greater likelihood of such a designation being made for as long as we are controlled by ING Group.

In addition, the Dodd-Frank Act contains numerous other provisions, some of which may have an impact on us. These include:

•

The FSOC may recommend that state insurance regulators or other regulators apply new or heightened standards and safeguards for activities or practices we and other insurers or other financial services companies engage in if the FSOC determines that those activities or practices could create or increase the risk that significant liquidity, credit or other problems spread among financial companies. We cannot predict whether any such recommendations will be made or their effect on our business, results of operations, cash flows or financial condition.

•

The Dodd-Frank Act creates a new framework for regulating OTC derivatives, which may increase the costs of hedging and other permitted derivatives trading activity undertaken by us. Under the new regulatory regime and subject to certain exceptions, certain standardized OTC derivatives will be cleared through a centralized clearinghouse and executed on a centralized exchange commencing in 2013. It establishes new regulatory authority for the SEC and the CFTC over derivatives and parties to derivative transactions including “swap dealers,” “security-based swap dealers,” “major swap participants,” “major security-based swap participants” as well as end users of derivatives. In addition to mandatory central clearing of certain derivatives, such market participants may be subject to significant regulatory requirements including registration, reporting and recordkeeping, capital and margin and trade execution requirements. Based on final rules jointly developed by the CFTC and the SEC which became effective July 23, 2012, we do not believe we should be considered a “swap dealer,” “security-based swap dealer,” “major swap participant,” or “major security-based swap participant” as defined in the regulation. However, the transition to central clearing and the new regulatory regime governing derivatives still presents potentially significant business and operational risk for us which could materially and adversely impact both the cost and our ability to effectively hedge various risks, including equity and interest rate market risk features within many of our insurance and annuity products.

•

The CFTC and SEC jointly adopted final rules, which (subject to certain exceptions) became effective on October 12, 2012, to further define the terms “swap” and “security-based swap,” which clarify that certain products (i) issued by entities subject to supervision by the insurance commissioner (or similar official or agency) of any state or by the United States or an agency or instrumentality thereof (the “Provider Test”) and (ii) regulated as insurance or otherwise enumerated by rule are excluded from the definition of a “swap” and “security-based swap.” In addition, any insurance contracts which might otherwise be included within the definition of “swap” or “security-based swap” which were issued on or before the effective date of the rules will be grandfathered and thereby excluded from the definitions, as long as the issuer satisfies the Provider Test. However, the rulemaking does not extend the exemption to certain products issued by insurance companies including GICs, synthetic GICs, funding agreements, structured settlements and deposit administration contracts which the CFTC and SEC determined should be considered in a facts and circumstances analysis. As a result, there remains some uncertainty regarding the applicability of the definitions of “swap” and “security-based swap” to some products offered by us. We do not believe our products come within the definition of “swap” or “security-based swap.” However, if any products issued by us meet the criteria for either definition they would be subject to regulation under the Dodd-Frank Act, including clearing of certain standardized transactions through a centralized clearinghouse, execution of certain standardized trades on a centralized exchange and related reporting requirements. The legislation also requires the SEC and CFTC to conduct a study to determine whether stable value contracts fall within the definition of swap contracts, and if so, to determine whether an exemption to their regulation is appropriate. The SEC and CFTC are considering the study in light of the adoption of the rules described above. Stable value contracts are exempt from the legislation’s swap provisions, pending the effective date of any such regulatory action.

•

The Dodd-Frank Act established a Federal Insurance Office within the Treasury Department to be headed by a director appointed by the Secretary of the Treasury. See “—Insurance Regulation—Federal Initiatives Affecting Insurance Operations” above.

•

The Dodd-Frank Act established the Consumer Financial Protection Bureau (the “CFPB”) as an independent agency within the Federal Reserve to regulate consumer financial products and services offered primarily for personal, family or household purposes, with rule-making and enforcement authority over unfair, deceptive or abusive acts and practices. However, the legislation does not give the CFPB jurisdiction over insurance products or services, or over persons regulated by a state insurance regulator, subject to exceptions for certain non-insurance consumer financial products or services. In addition, broker-dealers and investment advisers are not subject to the CFPB’s jurisdiction when acting in their registered capacity. Employee benefit plans and other retirement products are generally excluded from the CFPB’s jurisdiction; however, certain types of employee benefit plans and retirement products may become subject to the CFPB’s jurisdiction upon a joint written request by the DOL and the Treasury Department. We believe we offer a very limited number of products subject to regulation by the CFPB, although it is possible that the CFPB will assert jurisdiction more expansively than anticipated.

•

The Dodd-Frank Act includes various securities law reforms that may affect our business practices and the liabilities and/or exposures associated therewith. See “—Broker-Dealers and Investment Advisers” above.

Until final regulations are promulgated pursuant to the Dodd-Frank Act, the full impact of the Dodd-Frank Act on our businesses, products, results of operation and financial condition will remain unclear.

International and National Regulatory Initiatives that May Affect Us as a Consequence of our Affiliation with ING Group

The causes of the recent financial crisis are being actively reviewed by lawmakers around the world, who are exploring steps to avoid similar problems in the future. In many respects, this work is being led by the Financial Stability Board (“FSB”), which consists of representatives of national financial authorities of the Group of Twenty (“G20”) nations. The FSB, along with the G20, have issued a series of papers and recommendations intended to produce significant changes in how financial companies, particularly companies that are members of large and complex financial groups, should be regulated. These proposals address such issues as financial group supervision, capital and solvency standards, systemic risk, corporate governance including executive compensation, and a host of related issues associated with responses to the financial crisis. The FSB, for example, has proposed to designate certain companies as systemically significant, similar to the approach the FSOC may take in connection with systemically significant banks and non-bank financial companies under the Dodd-Frank Act. Legislators and regulatory authorities in a number of jurisdictions in which ING Group operates have already begun introducing legislative and regulatory changes consistent with G20 and FSB recommendations as well as their own initiatives in a number of policy areas. In addition, the prudential regulation of insurance and reinsurance companies across the European Economic Area is due for significant change under the Solvency II Directive, which was adopted on November 25, 2009 and is expected to come into force in January 2014. The Solvency II Directive will effect a full revision of the European insurance industry’s solvency framework and prudential regime (in particular minimum capital and solvency requirements, governance requirements, risk management and public reporting standards) and will impose, among other things, group level supervision mechanisms.

Regulation by Dutch Authorities

The DNB is the supervisor of the Company’s current ultimate parent, ING Group. DNB supervises and assesses the financial situation of ING Group as a whole and thus includes the operations of the Company and its subsidiaries. The divestment of the Company is subject to the approval of the DNB. ING Group obtained this approval prior to the completion of our initial public offering. This supervision of compliance with regulatory requirements includes the topics of capital adequacy, risk concentration and intra group contracts and positions as well as rules regarding the operations of ING Group. Furthermore DNB also plans and coordinates supervisory activities with the relevant supervisory authorities of ING Group subsidiaries. It is expected that in 2014 the European Central Bank will take over certain tasks of DNB, ING Group’s lead supervisor. The European Central Bank would assume responsibility for part of the prudential supervision of ING Bank and ING Group. The proposals to set up this new ‘Single Supervisory Mechanism’ are not yet final and at this point in time, it is uncertain if and how the new supervisory structure may impact ING Group or the Company.

In addition to the various US and international regulatory initiatives, the Dutch authorities have launched a number of Dutch regulatory initiatives, including but not limited to the Dutch Intervention Act and legislation with regard to variable remuneration at financial institutions that have received state support.

The Intervention Act grants new powers to the DNB and the Minister of Finance to intervene in situations where an institution, including a financial group such as ING Group, faces financial difficulties or where there is a serious and immediate risk to the stability of the financial system caused by an institution in difficulty. The Act has entered into force with retroactive effect on January 20, 2012.

For information on certain requirements established by the European Union with respect to compensation disclosures and practices in financial services companies that may affect the Company, please see “Compensation of Executive Officers and Directors—Critical Compensation and Other Policies—Capital Requirements Directive III.”

We are unable to predict how any regulations resulting from such initiatives and proposals could affect the way ING Group conducts its business and manages capital, or to what extent any changes in the way ING Group conducts its business as a result thereof could affect us, as a consolidated subsidiary of ING Group, our relationship with ING Group or our results of operations, financial condition and liquidity. The possibility of inconsistent and conflicting regulation of ING Group and the Company also exists as lawmakers and regulators in multiple jurisdictions simultaneously pursue these initiatives.

Other Laws and Regulations

USA Patriot Act

The Patriot Act contains anti-money laundering and financial transparency laws applicable to broker-dealers and other financial services companies, including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the United States contain provisions that may be different, conflicting or more rigorous. Internal practices, procedures and controls are required to meet the increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies and share information with other financial institutions.

We are also required to follow certain economic and trade sanctions programs administered by the Office of Foreign Asset Control that prohibit or restrict transactions with suspected countries, their governments and, in certain circumstances, their nationals. We are also subject to regulations governing bribery and other anti-corruption measures.

Privacy Laws and Regulation

U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of personal information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and the protection of the security and confidentiality of that information. The disclosure and security of protected health information is also governed by federal and state laws. In particular, regulations promulgated by the U.S. Department of Health and Human Services regulate the disclosure and use of protected health information by health insurers and others (including life insurers), the physical and procedural safeguards employed to protect the security of that information and the electronic transmission of such information. Federal and state laws require notice to affected individuals, law enforcement, regulators and others if there is a breach of the security of certain personal information, including social security numbers, and require holders of certain personal information to protect the security of the data. Federal regulations require financial institutions to implement effective programs to detect, prevent and mitigate identity theft. Federal and state laws and regulations regulate the ability of financial institutions to make telemarketing calls and to send unsolicited e-mail or fax messages to consumers and customers. Federal laws and regulations also regulate the permissible uses of certain types of personal information, including consumer report information. Federal and state governments and regulatory bodies may consider additional or more detailed regulation regarding these subjects.

Environmental Considerations

Our ownership and operation of real property and properties within our commercial mortgage loan portfolio is subject to federal, state and local environmental laws and regulations. Risks of hidden environmental liabilities and the costs of any required clean-up are inherent in owning and operating real property. Under the laws of certain states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of clean-up, which could adversely affect the valuation of, and increase the liabilities associated with, the commercial mortgage loans we hold. In several states, this lien has priority over the lien of an existing mortgage against such property. In addition, we may be liable, in certain circumstances, as an “owner” or “operator,” for costs of cleaning-up releases or threatened releases of hazardous substances at a property mortgaged to us under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the laws of certain states. Application of various other federal and state environmental laws could also result in the imposition of liability on us for costs associated with environmental hazards.

We routinely conduct environmental assessments prior to closing any new commercial mortgage loans or to taking title to real estate. Although unexpected environmental liabilities can always arise, we seek to minimize this risk by undertaking these environmental assessments and complying with our internal environmental policies and procedures.

Health Care Reform Legislation

The Patient Protection and Affordable Care Act, signed into law on March 23, 2010, and The Health Care and Education Reconciliation Act of 2010, signed into law on March 30, 2010 (together, the “Health Care Act”), may lead to fundamental changes in the way that employers, including us, provide health care benefits, other benefits and other forms of compensation to their employees and former employees. Among other changes, and subject to various effective dates, the Health Care Act generally restricts certain limits on benefits, mandates coverage for certain kinds of care, extends the required coverage of dependent children through age 26, eliminates pre-existing condition exclusions or limitations, requires cost reporting and, in some cases, requires premium rebates to participants under certain circumstances, limits coverage waiting periods, establishes penalties on employers who fail to offer sufficient coverage to their full-time employees and requires employers under certain circumstances to provide employees with vouchers to purchase their own health care coverage. We cannot predict the impact of the Health Care Act, and any regulations or guidance related to the Health Care Act, on us as an employer and on the benefit plans we sponsor for employees or retirees and their dependents, or whether those benefits will remain competitive or effective in meeting their business objectives. Our costs to provide such benefits and our tax liabilities in connection with benefits or compensation cannot be predicted.

MANAGEMENT

Management of the Company is led by the Office of the CEO (the “OCEO”) and the Executive Committee. The OCEO, our highest management body, is composed of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer and is responsible for setting the leadership tone and providing overall strategic and financial guidelines for the Company. The Executive Committee, composed of the members of the OCEO as well as the remainder of our executive officers, set forth below, is tasked with setting corporate strategy, managing overall operating performance, building a cohesive culture and establishing our organizational structure.

Our Executive Officers

The following table presents information regarding our executive officers.

Name	Age	Position
Rodney O. Martin, Jr*	60	Chief Executive Officer
Alain M. Karaoglan*	51	Executive Vice President and Chief Operating Officer
Ewout L. Steenbergen*	43	Executive Vice President and Chief Financial Officer
Mary E. (“Maliz”) Beams	57	Chief Executive Officer, Retirement Solutions
Jeffrey T. Becker	47	Chief Executive Officer, Investment Management
Donald W. (“Butch”) Britton	64	Chief Executive Officer, Insurance Solutions
Bridget M. Healy	58	Executive Vice President and Chief Legal Officer
Kevin D. Silva	59	Executive Vice President and Chief Human Resources Officer
Michael S. Smith	49	Executive Vice President and Chief Risk Officer

*	Designates a member of the OCEO.

Set forth below is biographical information about each of the executive officers named in the table above.

Rodney O. Martin, Jr. has served as chief executive officer and a member of the Board of Directors of ING U.S., Inc. since April 2011. Mr. Martin also assumed the role of chairman of the Board of Directors upon completion of our initial public offering in May 2013, and also serves as chairman of the Board’s Executive Committee (see “—Executive Committee”). Mr. Martin is responsible for the overall strategy and performance of ING U.S., Inc. Mr. Martin began his insurance career as an agent with Connecticut Mutual Life Insurance Company, where, from February 1975 to August 1995, he served in various marketing and management positions. Mr. Martin ultimately advanced to become president of Connecticut Mutual Insurance Services. In 1995, Mr. Martin joined the American General Life Companies as president and chief executive officer where he ran the U.S. life insurance businesses until they were acquired by American International Group, Inc. (“AIG”), in 2001. At AIG, Mr. Martin held positions of increasing responsibility, from chief operating officer of AIG Worldwide Life Insurance, chairman and chief executive officer of American Life Insurance Company, chairman of American International Assurance, and most recently, chairman of AIG’s International Life and Retirement Services businesses until November 2010. Mr. Martin received his bachelor’s degree in business administration from Alfred University in Alfred, N.Y., and is also a Life Underwriter Training Council Fellow. Mr. Martin serves on the Board of Directors of ACLI and has served on the Board of Directors of LIMRA.

Alain M. Karaoglan has served as executive vice president and chief operating officer since September 2012, and from April 2011 to September 2012 served as executive vice president, finance and strategy. Mr. Karaoglan provides oversight to our Investment Management business, as well as Strategy and Corporate Development, Investor Relations, Brand Marketing, Operations, and Information Technology. Mr. Karaoglan also served as a member of the Board of Directors from April 2011 to April 2013. Prior to joining us, Mr. Karaoglan was senior vice president, Divestiture, for AIG from June of 2009 to April 2011. Prior to AIG, from September 2007 to April 2009, Mr. Karaoglan was managing director, Equity Research, for Banc of

America Securities LLC. From October of 2000 to June 2007, he was managing director, North American Equity Research, at Deutsche Bank Securities Inc. Previously, from August 1997 to October 2000, he was an equity research analyst at Donaldson Lufkin & Jenrette after being in investment banking for approximately 10 years (1988-1997) at First Boston Corporation and, as a managing director at Bear Stearns, where he advised companies in corporate finance and merger and acquisitions transactions. Mr. Karaoglan received bachelor’s degrees, both magna cum laude, in business administration and economics from Pepperdine University and received his M.B.A. from Dartmouth College’s Tuck School of Business.

Ewout L. Steenbergen has served as executive vice president and chief financial officer of the Company since January 2010. Mr. Steenbergen also served as a member of the Board of Directors from January 2010 to April 2013. Mr. Steenbergen is responsible for strategic finance, capital management, treasury, actuarial, tax, insurance investments, controller functions, financial reporting, procurement and expense management for the Company. Mr. Steenbergen has been employed by ING Group-affiliated companies since 1993. Immediately prior to his current position, he served as chief financial officer and chief risk officer for ING Asia Pacific. Mr. Steenbergen has held a number of management roles for ING Group including serving as regional general manager in Hong Kong, China, and as chief executive officer of RVS, an ING Group company based in the Netherlands that provides a broad range of life insurance, property and casualty insurance, and pension products. He has also served as head of corporate strategy for ING Group, chief executive officer of ING Insurance Czech Republic and Slovakia, and director of Retirement and Employee Benefits at Nationale-Nederlanden, ING Group’s life insurance company in the Netherlands. Prior to joining ING Group, Mr. Steenbergen was a consultant at the actuarial firm, Ten Pas (now part of Mercer) from 1990 to 1993. He holds a master’s degree in actuarial science from the University of Amsterdam (Netherlands) and a master’s degree in business administration from the University of Rochester.

Mary E. (“Maliz”) Beams has served as chief executive officer of our Retirement segment since June 2011, with responsibility broadened to cover the entire Retirement Solutions business since August 2012. Ms. Beams joined ING in 2011 with 30 years of experience in the financial services industry, spanning institutional, high net-worth and retail markets across asset management, retirement and banking sectors and has run both international and domestic businesses. Prior to joining the Company, Ms. Beams served as president and chief executive officer of TIAA-CREF’s Individual and Institutional Services LLC (2004-2010). In addition to TIAA-CREF, Ms. Beams was a partner at Zurich Scudder Investments heading the offshore and U.S. mutual fund direct businesses (1997-2003). She was also a managing director of Fleet Financial (1993-1997), American Express (1988-1993) and Citibank (1984-1988). Ms. Beams received a B.A. in English from Boston College and an M.B.A. in finance and marketing from Columbia University. Ms. Beams is currently a board member of the Employee Benefits Research Institute (EBRI), The Insured Retirement Institute (IRI) and is a member of the CEO Task Force for Retirement Services, ACLI.

Jeffrey T. Becker has served as chief executive officer of our Investment Management business since October 2009. Mr. Becker has been employed by the Company and its predecessor since 1998, serving in increasingly responsible positions, including vice chairman, chief operating officer and chief financial officer of the Investment Management business. Prior to joining the Company, Mr. Becker was chief credit officer for Aetna’s Real Estate Investment Group. Prior to joining Aetna in 1994, Mr. Becker was a senior manager in Arthur Andersen’s financial consulting practice. Mr. Becker earned a B.A. in economics from Colgate University and an M.B.A. in finance from New York University’s Stern School of Business.

Donald W. (“Butch”) Britton has served since January 2009 as chief executive officer of our Insurance Solutions business, which includes the Individual Life and Employee Benefits segments. Prior to assuming this role, Mr. Britton led the Company’s Life Business Group. Prior to joining the Company in 2004, he was employed by American General Financial Group from 1999 to 2002, serving as president of that company’s Life Division. Before this, he was employed by First Colony Life from 1981 to 1999, rising to president as well as commensurately senior positions with its affiliate GE Financial Assurance. Mr. Britton holds undergraduate and graduate degrees in mathematics from East Carolina University, Greenville, N.C. He is a Fellow of the Society of

Actuaries and a member of the American Academy of Actuaries. He served as chairman of the LIMRA Brokerage Committee and served a term on its Board of Directors.

Bridget M. Healy has served as executive vice president and chief legal officer of the Company since July 2007 and prior to 2012, also served in the same capacity for ING Group’s non-banking operations in the Americas. In this role, Ms. Healy is responsible for the law, government affairs, compliance and corporate responsibility functions for the Company. Ms. Healy joined ING U.S., Inc. from The Travelers Companies, Inc., where she was senior vice president and group general counsel from 2005 to 2007. Prior to Travelers, from 1995 to 2003 she served in positions of increasing responsibility at Becton, Dickinson and Company, ultimately serving as its general counsel and corporate secretary from 2000-2003. In addition, she previously was a partner in the law firm of Stroock & Stroock & Lavan from 1992 to 1995 and practiced law in the United States and in Europe with Davis Polk & Wardwell LLP from 1982 to 1991. Ms. Healy received her J.D., magna cum laude, from the Georgetown University Law Center and is a graduate of Brown University, with an honors degree in International Relations and French Studies. Ms. Healy is Chairman of the Life Insurance Council of New York (LICONY).

Kevin D. Silva has served as executive vice president and chief human resources officer of the Company since February 2012. Prior to his current position, from 2009 to 2012, he served as chief human resources officer at Argo Group International, a global, publicly traded specialty insurance company. Prior to joining Argo, Mr. Silva spent more than 13 years (1996-2009) at MBIA Insurance Corporation where he served as chief administrative officer responsible for the human resources, communications, corporate administration, governmental relations, information resources, facilities, telecommunications, and records-management functions. Mr. Silva has also served in senior human resources leadership roles with Merrill Lynch (1993-1995), MasterCard International (1989-1993), and Pepsi Cola Company (1979-1989). Mr. Silva earned a bachelor’s degree in Communications from St. John’s University and a master’s degree in Psychology from New York University.

Michael S. Smith has served as the executive vice president and chief risk officer of the Company since May 2012. In this role, Mr. Smith is responsible for overseeing the enterprise-wide and business-level risk monitoring and management program for the Company. In addition to his risk management role, he provides management oversight of our Closed Block Variable Annuity segment. Mr. Smith joined the Company in May 2009 first as chief financial officer and chief insurance risk officer of the annuity business and subsequently as chief executive officer of Annuity Manufacturing. Prior to joining the Company, from 1988 to 2009, Mr. Smith was employed by Lincoln Financial Group (“LNC”) where he held several positions, including head of Profitability and Risk Management for Retirement Solutions at LNC, chief actuarial officer for Lincoln National Life, chief administrative officer and chief financial officer for Lincoln Financial Distributors, Inc., chief financial officer and chief risk officer for LNC’s Life and Annuity division and head of customer support for LNC’s Employer Markets division. Mr. Smith holds bachelor’s degrees in Economics and Russian Studies from the University of Michigan. He attained Fellowship in the Society of Actuaries in 1990 and is also a Member of the American Academy of Actuaries. He also attained his CFA Charter holder designation in 2003.

Our Directors

The Board of Directors is responsible for the oversight of management of the Company. The following table presents information regarding the current members of our Board of Directors.

Name	Age	Position
Rodney O. Martin, Jr.	60	Chairman of the Board of Directors
Johannes (“John”) M.M. Boers	60	Director
Patrick G. Flynn	52	Director
J. Barry Griswell	63	Director
Dirk (“Dick”) H. Harryvan	60	Director
Jan H.M. Hommen	70	Director
Frederick S. Hubbell	62	Director
Willem (“Wilfred”) F. Nagel	57	Director
David Zwiener	58	Director

Set forth below is biographical information about each of the directors named in the table above, to the extent not provided above under “—Our Executive Officers.”

Johannes (“John”) M.M. Boers was appointed a director of ING U.S., Inc. in April 2013. Mr. Boers has been employed by ING Group for over 25 years in increasingly responsible positions. He is currently the Head of ING Insurance Investments. Prior to his current position, Mr. Boers was Chief Financial Officer and Chief Risk Officer of ING Life India from 2009 to 2012 and Chief Financial Officer and Chief Risk Officer of ING Group’s Dutch insurance operation, Nationale-Nederlanden, from 2004 to 2009. From 2002 to 2004, he was the Chief Financial Officer and Chief Risk Officer for ING Americas and from 1999 to 2002 he was ING Group’s Chief Auditor. Prior to joining ING Group, Mr. Boers served for 10 years as an officer in the Royal Dutch Army. Mr. Boers graduated from the Dutch Royal Military Academy and is a member of the Royal Dutch Institute of Certified Accountants.

Patrick G. Flynn was appointed a director of ING U.S., Inc. in 2011. He has been a member of the Executive Board and chief financial officer of ING Group since April 2009. He also serves on the Management Boards of ING Bank, ING V and ING Insurance Eurasia N.V. and is a member of the management board of ING Insurance Topholding N.V. Prior to joining ING Group, he was employed by HSBC from 1989 to 2009 serving as chief financial officer for HSBC’s banking and insurance operations in South America from 2002 to 2006 and rising to chief financial officer of HSBC’s global Insurance business based in London. From 1984 to 1989 he was employed by KPMG in Dublin, Ireland. Mr. Flynn holds a bachelor’s degree in Business Studies from Trinity College Dublin. Mr. Flynn is a fellow of the Institute of Chartered Accountants, Ireland, and a member of the Association of Corporate Treasurers (UK).

Dirk (“Dick”) H. Harryvan (alternate spelling, “Harrijvan”) was appointed a director of ING U.S., Inc. in April 2013. Mr. Harryvan serves as chairman of our Finance Committee (see “—Finance Committee”). Mr. Harryvan retired from ING Group in 2009 after 30 years of service in increasingly responsible positions. From 1993 to 2009, he was with ING Bank, and, from 2006 to 2009, was Chief Executive Officer of ING Direct and a member of ING Group’s Executive Board. Prior to ING Bank, Mr. Harryvan held several positions with ING-affiliated insurance companies in Canada and the U.S. Mr. Harryvan is currently a member of the Supervisory Board of ING Direct Germany as well as the Dutch Automobile Association. He also serves as a director of the International Academy of Retail Banking and is a member of the Advisory Board of the Official Monetary Financial Institutions Forum. He was previously a director of ING Direct USA and ING Direct Canada. Mr. Harryvan holds a master’s degree in Business Economics from Erasmus University (The Netherlands) and also completed the Insurance Executive Management program at Columbia University. He is a Fellow of the Life Management Institute and a Chartered Property and Casualty Underwriter.

Jan H.M. Hommen was appointed a director of ING U.S., Inc. in 2011, and was previously the chairman of the Board of Directors, until his resignation from that role upon our initial public offering. Mr. Hommen was appointed to the Supervisory Board of ING Group in June 2005 and became chairman of the Supervisory Board in January 2008 and has served as chairman of ING Group’s Executive Board since April 2009. Mr. Hommen is also chairman of the Management Boards of ING Bank, ING V. and ING Insurance Eurasia N.V. and is a member of the management board of ING Insurance Topholding N.V. On February 22, 2013, ING Group announced that Mr. Hommen will step down, effective October 1, 2013, from his positions as chief executive officer of ING Group, chairman of the ING Group Executive Board and chairman of the Management Boards of ING Bank and ING Eurasia N.V. Mr. Hommen has been proposed for nomination to the Supervisory Board of Koninklijke Ahold N.V. (“Ahold”), which, if approved by the shareholders of Ahold, will be effective October 1, 2013. Prior to joining ING Group, Mr. Hommen was vice-chairman and chief financial officer of Koninklijke Philips Electronics. From 1975 to 1997, he worked for Alcoa Inc. rising to the office of chief financial officer at Alcoa’s U.S. head office in 1991. From 1970 to 1974 he was employed by Lips Aluminum, a Dutch company, first as controller and then as financial director. Mr. Hommen holds a master’s degree in Business Economics from the University of Tilburg (The Netherlands).

Frederick S. Hubbell was appointed a director of ING U.S., Inc. in 2012. Mr. Hubbell serves as our Lead Director (see below “—Lead Director”) and Chairman of our Nominating and Governance Committee (see “—Nominating and Governance Committee”). During 2012 prior to his appointment to the ING U.S. Board of Directors, Mr. Hubbell was an independent advisor to ING Group for approximately nine months in its consideration of potential Divestment Transactions. He served as a member of the Executive Board of ING Group from 2000 to 2006 and was Chairman of Insurance and Asset Management Americas for ING Group from 2004 to 2006. Mr. Hubbell was a member of the Executive Committee of Financial Services International for ING Group from 1999 to 2000 and served as President and Chief Executive Officer of the United States Life and Annuities Operations for ING Group from 1997 to 1999. He became President and Chief Executive Officer of Equitable Life Insurance Company of Iowa in 1989 and Chairman in 1993, and served in both roles until ING Group’s acquisition of Equitable in 1997. Mr. Hubbell was Chairman of Younkers, a retail department store business from 1985 to 1992. He was head of strategic planning of Equitable Life Insurance Company of Iowa from 1983 to 1985. Mr. Hubbell began his career as a lawyer in the United States at Dewey, Ballantine, Bushby, Palmer & Wood LLP from 1976 to 1978 and also practiced at Hughes Hubbard and Reed LLP from 1978 to 1981, and was a partner at Mumford, Schrage, Merriman and Zurek from 1981 to 1983. Mr. Hubbell received his B.A. from University of North Carolina, Chapel Hill in 1973 and his J.D. from University of Iowa in 1976. He serves on the Board of Directors of The Macerich Company, the Board of Visitors of the University of Iowa College of Business, the Board of Directors of the Community Foundation of Greater Des Moines, and as Chair of the Board of Trustees of Simpson College.

Willem F. Nagel was appointed a director of ING U.S., Inc. in 2011. He has been a member of the Executive Board and chief risk officer of ING Group since May 2012. He also serves as chief risk officer on the Management Boards of ING Bank, ING V. and ING Insurance Eurasia N.V. and is a member of the management board of ING Insurance Topholding N.V. He has been employed by ING Group since 1991 in various positions, most recently as chief executive officer of ING Bank Turkey since January 2010 and CEO of ING Wholesale Bank Asia from 2005 to January 2010. From 1981 to 1991, he was employed by ABN Amro Bank, most recently as head of Aerospace and Structured Finance. Mr. Nagel holds a master’s degree in Economics from VU University Amsterdam.

J. Barry Griswell was appointed a director of ING U.S., Inc. in May 2013 and serves as Chairman of our Compensation and Benefits Committee (see “—Compensation and Benefits Committee”). Mr. Griswell is the retired Chairman and Chief Executive Officer of Principal Financial Group, positions he held from 2002 to 2009 and 2000-2008, respectively. He remained a non-executive member of Principal Financial Group’s Board of Directors until 2010. Prior to joining Principal Financial Group in 1988, Mr. Griswell served as President and Chief Executive Officer of MetLife Marketing Corporation, a subsidiary of Metropolitan Life Insurance Company. In 2011, Mr. Griswell joined the board of directors of Och-Ziff Capital Management Group, where he serves as Chair of the Compensation Committee, and since 2004 he has been a member of the board of directors of Herman Miller, Inc., where he currently is Chair of the Compensation Committee and a member of the Executive Committee. From 2010 to 2013, Mr. Griswell served as a director of National Financial Partners Corp. Since his retirement in 2008 from Principal Financial Group, Mr. Griswell has served as the head of the Community Foundation of Greater Des Moines, first as President and, since July 2011, as Chief Executive Officer. Mr. Griswell has held leadership positions with several industry trade associations, including ACLI, LIMRA, the Life Underwriting Training Council and LL Global. Mr. Griswell is the co-author of The Adversity Paradox: An Unconventional Guide to Achieving Uncommon Business Success (2009). Mr. Griswell received a B.A. from Berry College and an M.B.A. from Stetson University.

David Zwiener was appointed a director of ING U.S., Inc. in May 2013 and serves as chairman of our Audit Committee (see “—Audit Committee). Since 2010, Mr. Zwiener has been a Principal in Dowling Capital Partners. Prior to joining Dowling Capital Partners, Mr. Zwiener was Chief Financial Officer of Wachovia Corporation. From 2007 to 2008, he was Managing Director and Co-Head of the Financial Institutions Group at The Carlyle Group. From 1995 to 2007, Mr. Zwiener served in increasingly responsible positions at The Hartford, rising to President and Chief Operating Officer—Property & Casualty. Mr. Zwiener is currently a director of Partner Re, Ltd. where he serves as chairman of that company’s audit committee, and he is a trustee of the New Britain Museum of American Art. He previously served as a director of CNO Financial Group (2010-2011), The Hartford (1997-2007) and Sheridan Healthcare, Inc. (1998-2004). Mr. Zwiener received an A.B. degree from Duke University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Board of Directors

The Company’s Board of Directors consists of nine members and has the following standing committees: Audit, Compensation and Benefits, Nominating and Governance, Finance, and Executive Committees. As discussed under “Certain Relationships and Related Party Transactions—Continuing Relationship with ING Group—Shareholder Agreement—Board of Directors and ING Group Rights with Respect to Director Nomination.” ING Group will have the right to nominate certain of our directors (“ING Group Directors”).

Our Board of Directors has determined that Messrs. Griswell, Hubbell and Zwiener are independent under the NYSE listing rules (an “independent director”). In considering their independence, the board of directors considered the relationships between each of Messrs. Griswell, Hubbell and Zwiener, on the one hand, and the Company and ING Group, on the other hand, described in their respective biographical information, above. The ING Group Directors are Messrs. Boers, Flynn, Harryvan, Hommen, and Nagel.

Audit Committee

Our audit committee is required to be composed of at least three directors, all of whom are “independent” under the NYSE listing rules and Rule 10A-3, except that, until May 1, 2014, so long as the Audit Committee is composed of at least four members, one such member need not be “independent”.

The Audit Committee currently consists of Mr. Zwiener, who is chairman, Mr. Griswell and Mr. Hubbell, each of whom our Board of Directors has determined to be independent under the NYSE listing rules and Rule 10A-3 and Mr. Boers, who is not independent. Our Board of Directors has determined that all members of the Audit Committee are “financially literate” as such term is defined in the NYSE listing rules.

The Audit Committee’s primary function is to assist the Board of Directors in fulfilling its oversight responsibilities of the financial reports and other financial information filed with the SEC or provided by us to regulators; our risk and capital profile and policies; our independent auditors’ qualifications and independence; and the performance of our independent auditors and our internal audit function.

Compensation and Benefits Committee

The Compensation and Benefits Committee currently consists of Mr. Griswell, who is chairman, and Messrs. Hubbell, Hommen and Nagel. At such time as ING Group ceases to own more than 50% of our shares, the Compensation and Benefits Committee will transition to consist solely of independent directors in accordance with the phase-in provisions of the NYSE listing rules.

The Compensation and Benefits Committee is responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating his or her performance in light of these goals; determining the compensation of our executive officers and other appropriate officers, and administering our incentive and equity-based compensation plans.

Nominating and Governance Committee

The Nominating and Governance Committee consists of Mr. Hubbell, who serves as chairman, and Messrs. Griswell, Harryvan and Hommen. At such time as ING Group ceases to own more than 50% of our shares, the Nominating and Governance Committee will transition to consist solely of independent directors in accordance with the phase-in provisions of the NYSE listing rules.

The Nominating and Governance Committee is responsible for identifying and recommending candidates for election to our Board of Directors and each committee of our Board of Directors, reviewing and reporting to the Board of Directors on compensation of directors and Board committee members, developing, recommending and monitoring corporate governance principles applicable to the Board of Directors and the Company as a whole.

Finance Committee

The Finance Committee consists of Mr. Harryvan, who serves as chairman, and Messrs. Flynn and Nagel. The Finance Committee is responsible for reviewing our financial affairs based upon periodic reports and recommendations of our management; monitoring our financial structure and long-term financial plan and recommending appropriate action to our board of directors with respect to financial policies, allocation of capital to our businesses and methods of financing our businesses; monitoring our capital needs and financing arrangements, our ability to access capital markets and management’s financing plans; and reviewing and approving or recommending for approval certain issuances of securities, investments, dispositions and other transactions above certain amounts.

Executive Committee of the Board

The Executive Committee of the Board consists of Mr. Martin, who serves as chairman, and Messrs. Hommen and Zwiener. The Executive Committee of the Board is responsible for taking action where required in exigent circumstances where it is impracticable to convene, or obtain the unanimous written consent of, the full Board of Directors.

Lead Director

The Shareholder Agreement provides that until the date ING Group first ceases to beneficially own more than 20% of our outstanding common stock, if at any time the chairman of the board of directors is not an independent director, our board will designate a “lead director” who is an independent director. The lead director, who is currently Mr. Hubbell, presides over meetings of the directors when the Chairman of our Board is absent, that are held by non-management directors without any management directors present and that are held by independent directors.

The lead director has, among other things, the authority to:

•	call meetings of the independent directors;

•	consult on and approve meeting agendas and schedules of our Board of Directors;

•	together with the chair of the Compensation and Benefits Committee, coordinate the evaluation of the performance of the CEO by our non-management directors;

•

serve as a liaison between the non-management members of our Board of Directors and the Chairman or the board, as a contact person to facilitate communications by our employees, shareholders (including ING Group) and others with the non-management directors; and

•	review the quality, quantity, appropriateness and timeliness of information provided to our Board of Directors.

In addition, the lead director will be a member and the chairperson of any independent committee designated to review and approve related party transactions. See “Certain Relationships and Related Party Transactions—Related Party Transaction Approval Policy.”

Codes of Ethics and Conduct

Our Board of Directors has adopted a code of ethics and a code of conduct as such terms are used in Item 406 of Regulation S-K and the NYSE listing rules.

“Controlled Company” Exemption

Because ING Group currently owns indirectly a majority of our stock, we are a “controlled company” for purposes of the NYSE listing rules. Accordingly, until such time as we cease to be a “controlled company,” our Board of Directors is not required to have a majority of independent directors and our compensation and benefits and nominating and governance committees will not be required to meet the director independence requirements to which we would otherwise be subject.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our Compensation Committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis (“CD&A”) provides a review of the compensation arrangements of our named executive officers. The following individuals were our named executive officers as of December 31, 2012:

Name	Position
Rodney O. Martin, Jr.	Chief Executive Officer
Alain M. Karaoglan	Executive Vice President and Chief Operating Officer
Ewout L. Steenbergen	Executive Vice President and Chief Financial Officer
Maliz E. Beams	Chief Executive Officer, Retirement
Jeffrey T. Becker	Chief Executive Officer, Investment Management

Former Executive
Robert G. Leary	Former President and Chief Operating Officer

The compensation information presented in this CD&A reflects some differences among the compensation packages of the named executive officers. These differences, which are described in more detail below, were generally designed to reflect specific circumstances for Mr. Steenbergen, who was an expatriate until April 1, 2013, and, for Mr. Becker, who is part of our Investment Management business, which has historically maintained compensation programs that differ in many respects from the programs used in our other businesses. This CD&A also provides a review of the compensation paid to Mr. Leary, who served as our President and Chief Operating Officer from April 4, 2011 through September 10, 2012, when he went on leave, pending his departure from the Company, which occurred on December 6, 2012. Throughout this CD&A, we refer to the six executives above as our “named executive officers” or “NEOs,” and to Mr. Martin as our “Chief Executive Officer” or “CEO.”

Compensation Philosophy and Objectives

Prior to the IPO, as a wholly owned subsidiary of ING Group, the compensation packages of our named executive officers were guided and determined based primarily on U.S. compensation surveys and practices, were governed by the compensation philosophy and objectives of ING Group and were subject to approval by ING Group and compliance with all applicable laws and regulations, including those of the European Union and of the Netherlands. Accordingly, 2012 compensation for our NEOs was determined in accordance with ING Group’s compensation philosophy and objectives. ING Group follows compensation policies that support the establishment of compensation packages aligned with the business strategy, company values and risk appetite of ING Group. ING Group designs compensation programs to support the long-term interests of ING Group as a whole and the interests of ING Group’s customers and stockholders. ING Group works to create compensation packages that attract, motivate and retain capable and effective executives while effectively managing risk.

A summary of ING Group’s executive compensation principles that applied to our NEOs for 2012 are set forth below:

•	Compensation programs should attract, retain and motivate executive talent in a manner that ensures that our investors receive an appropriate return on their investment in the Company.

•

The NEOs’ target levels for each element of compensation and for overall total direct compensation (base salary, annual cash and deferred equity-based incentives and long-term equity-based incentives) should be competitive with the compensation packages provided to similarly situated executives with comparable responsibilities at companies that compete with the Company for executive talent.

•

Compensation packages should facilitate long-term equity growth by aligning the interests of executives with the interests of our investors through emphasizing long-term equity-based compensation and by encouraging executive stock ownership.

•

Performance-based compensation should be a meaningful portion of total compensation and actual amounts earned should reward corporate, business unit and / or individual performance, within the boundaries of prudent risk management and all applicable regulatory considerations.

•	Perquisites should be provided on a limited basis only when necessary to serve an important business objective.

Building on the way that ING Group has historically determined compensation, we have been working to develop our compensation philosophy, objectives and procedures as a standalone public company. We anticipate that, going forward, our compensation philosophy and objectives will be similar to the principles historically followed by ING Group with respect to our management team. Together with the Board of Directors, the compensation and benefits committee will be responsible for determining our compensation philosophy consistent with all applicable laws and regulations, including CRD III for as long as ING Group owns more than 50% of the Company and consolidates the Company for financial reporting purposes. See “—Compensation Philosophy and Objectives” below for more details concerning our compensation practices.

Elements of Compensation

The following table presents the principal elements of the compensation programs that applied to our named executive officers for 2012 and the objective each element was designed to achieve. The elements of compensation (described below) were designed to provide a variety of fixed and at-risk compensation related to the achievement of the Company’s short-term and long-term objectives, although no specific formula or weightings were used to determine the proportion of total compensation each component contributed to 2012 NEO compensation.

Compensation Elements

Compensation Element	Objective/Purpose
Base salary	Compensates NEOs for the day-to-day services performed for the Company. Attracts and retains talented executives with competitive compensation levels.

Annual cash and deferred equity-based incentive compensation

Motivates executives to achieve Company-wide and / or business unit-related performance goals selected for their potential to increase long-term stockholder value.

Promotes differentiation of pay based on corporate, business unit and / or individual performance and rewards executives for attaining annual objectives.

Long-term equity-based incentive compensation	Motivates executives to achieve long-term Company-wide and / or business unit-related performance goals. Emphasizes equity-based compensation and creates a culture focused on long-term value creation.

Retirement, deferral and health and welfare programs	Addresses retirement needs of executives with competitive retirement programs. Aligns with philosophy of attracting and retaining talented individuals.

Limited perquisites and other benefits	Addresses specific business needs by providing limited perquisites and other benefits.

2012 Compensation

Base Salary

Base salary is an essential element of each NEO’s compensation package. Mr. Martin’s, Mr. Karaoglan’s, Ms. Beams’ and Mr. Leary’s base salaries were determined in accordance with the terms of their respective employment agreements and offer letters. The NEOs’ base salaries for 2012 were recommended by us and approved by the ING Group Supervisory Board after considering several factors, including the NEO’s experience, the NEO’s 2011 performance, the NEO’s 2011 base salary and the competitiveness of that base salary as compared to internal peers and similarly situated executives at companies that compete with us for executive talent. As described throughout this CD&A, the Company and ING Group have historically reviewed compensation data provided by a number of surveys and sources to determine the relative competitiveness of compensation programs as well as competitive levels of pay. For 2012, the surveys that were reviewed when determining appropriate base salaries included a survey prepared by Hewitt of total compensation measurements for executives in the financial services industry, a diversified insurance study of executive compensation prepared by Towers Watson and an investment management survey prepared by McLagan. The salary of Mr. Steenbergen, a citizen of the Netherlands, who was on a long-term international assignment with the Company in the U.S. from January 1, 2010 until his transition to local employee status (his “localization”) on April 1, 2013, is described below under “—Expatriate Arrangements and Localization of Mr. Steenbergen.”

The base salaries earned by the NEOs in 2012 were as follows: Mr. Martin—$1,000,000; Mr. Karaoglan—$650,000; Mr. Steenbergen—$498,861; Ms. Beams—$600,000; Mr. Becker—$391,667; and Mr. Leary—$836,250. Mr. Steenbergen’s base salary increased from $438,139 to $498,861, effective as of January 1, 2012, in connection with adjusting the components of his compensation to be consistent with ING Group’s obligations under CRD III, which adjustments included a decrease to his target annual incentive compensation award and an increase to his long-term incentive compensation opportunity. See “—Capital Requirements Directive III” below for more information relating to CRD III and its applicability to the Company. Mr. Becker’s base salary was increased from $350,000 to $400,000 beginning on March 1, 2012, in recognition of his superior 2011 performance and to keep his base salary competitive on a relative basis with those provided by companies for which the Company competes for talent. The other NEOs’ base salaries were not increased in 2012 from their 2011 base salaries.

In 2013, the base salaries of three NEOs were increased: Mr. Karaoglan’s base salary increased from $650,000 to $700,000, effective as of January 1, 2013; Ms. Beams’ base salary increased from $600,000 to $700,000, effective as of March 16, 2013 and Mr. Steenbergen’s base salary was increased to $550,000, effective as of April 1, 2013, in connection with his localization. The other NEOs’ base salaries have not been increased in 2013.

Annual Cash and Deferred Equity-Based Incentive Compensation

Our annual incentive plan is designed to reward participants based on critical financial results and for their annual contributions to those results. Individual incentive awards are based on an annual evaluation of business performance and each NEO’s individual performance.

The annual incentive compensation payment with respect to 2012 was paid in March 2013. In this CD&A, references to 2012 annual incentive compensation awards are to the annual incentive compensation amounts that were paid to NEOs in March 2013, which were designed to recognize individual, Company and business unit performance during 2012. As described in more detail below, an individual’s target annual incentive award opportunity is adjusted in a non-formulaic manner after taking into account the funding of the relative bonus pools and individual annual incentive awards are determined based on a qualitative assessment of individual performance and the requirements of CRD III, if necessary.

Annual incentive awards were made to each of our NEOs. Mr. Becker’s annual incentive grant was awarded under the Investment Management business’s Annual Incentive Plan; other NEO’s incentive awards were made under the Company’s Incentive Compensation Plan (“ICP”).

Establishment of Annual Incentive Compensation Opportunity and Maximum Award

Mr. Martin’s, Mr. Karaoglan’s, Ms. Beams’ and Mr. Leary’s 2012 target and maximum annual incentive opportunities were determined under the terms of their respective employment agreements and offer letters. The 2012 target and maximum annual incentive opportunities for each of the other NEOs were proposed by Mr. Martin and reviewed and approved by our board of directors and by the Supervisory Board of ING Group. Mr. Steenbergen’s target incentive award opportunity decreased from 55% to 40% of the base salary he would have received had he been employed in the Netherlands in combination with an increase in his base salary and long-term incentive award opportunity. The other NEOs’ target incentive award opportunities remained unchanged from their 2011 target annual incentive award opportunities. The NEOs’ 2012 target and maximum annual incentive opportunities were reviewed in conjunction with reviewing compensation surveys of financial services organizations published by Hewitt, Towers Watson and McLagan. These surveys were used to compare the target and maximum of each NEO to those of similarly situated executives at other companies that compete within the same talent market. Historically, we have sought to set total direct target compensation at or below median total direct target compensation reflected in these surveys. The compensation committee of our Board of Directors is responsible for reviewing and approving the annual target and maximum incentive opportunity for each of our NEOs, subject to compliance with applicable laws and regulations.

Target incentive award opportunities for the NEOs in 2012, as a percentage of base salary (and, in the case of Mr. Steenbergen, as a percentage of the base salary he would have received had he been employed in the Netherlands in 2012), were as follows: Mr. Martin—100%; Mr. Karaoglan—100%; Mr. Steenbergen—40%; Ms. Beams—125%; Mr. Becker—200%; and Mr. Leary—150%. The maximum 2012 incentive opportunity was capped at 200% of the target incentive amount for all NEOs, except for Messrs. Becker and Leary. Mr. Becker’s maximum incentive opportunity was capped at 300% of the target incentive amount, reflecting market practice in the investment management industry to set relatively lower base salaries and place greater emphasis on pay-for-performance incentive compensation opportunities as a component of overall compensation. Mr. Leary’s maximum incentive opportunity was capped at 300% based on his employment agreement. Target incentive award opportunities represent one component of each NEO’s overall compensation opportunity, and are considered in light of other elements of compensation, including the Transaction Incentive Bonuses described below under “—Transaction Incentive Bonuses.”

Mandatory Deferral of 2012 Annual Incentive Compensation. In 2012, our NEOs were subject to an ING Group mandatory annual incentive award deferral plan under which portions of 2012 annual incentive amounts in excess of $129,368 were automatically deferred as follows: (a) awards under $258,737—10% of the total incentive award, (b) awards under $388,105—$25,874 plus 20% of the amount above $258,737, (c) awards under $517,474—$51,747 plus 30% of the amount above $388,105, (d) awards under $646,842—$90,558 plus 40% of the amount above $517,474 and (e) awards over $646,842—$142,305 plus 50% of the amount above $646,842. Amounts that were deferred were converted into ING Group deferred shares granted under, and subject to the payment and other terms and conditions of, the ING Group Long-Term Sustainable Performance Plan (the “LSPP”). The deferred shares generally vest over four years from the date of grant, with 50% vesting on the second anniversary, 25% vesting on the third anniversary and 25% vesting on the fourth anniversary of the date of grant. The automatic deferral mechanism was designed to further align the interests of our NEOs with ING Group’s stockholders by linking a portion of the executive’s annual incentive compensation to the longer-term performance of ING Group.

Establishment and Funding of Annual Incentive Compensation Pools. Company employees who received 2012 annual incentive awards, including our NEOs, participated in one or more incentive compensation funding pools. Each pool generally represents the total dollar amount of all 2012 incentive opportunities available to be awarded to individuals who participated in the pool. These pools include a U.S. corporate pool, designed to compensate participants for the financial performance of the entire Company, and business unit pools, designed to compensate participants for the financial performance of our individual business units, subject to further discretionary adjustments by ING Group based on qualitative factors discussed below.

The compensation committee of our Board of Directors is responsible for considering performance and establishing the funding level of each pool on an annual basis.

The table below shows the relative notional weighting each incentive pool carried in determining the annual incentive award for each NEO other than Mr. Becker. While Mr. Becker participates 100% in the Investment Management funding pool, his individual annual incentive award is determined 75% based on the results of the Investment Management business and 25% based on overall ING U.S. results, and is therefore presented accordingly in the below table.

Name	Corporate Weighting	Business Unit Weighting
Rodney O. Martin, Jr.	100%	0%
Alain M. Karaoglan	100%	0%
Ewout L. Steenbergen	100%	0%
Maliz E. Beams	25%	Retirement – 75%
Jeffrey T. Becker	25%	Investment Management – 75%

Former Executive
Robert G. Leary	100%	0%

At the beginning of 2012, we identified performance criteria for each pool, which were factors considered when we established the final amount of the pool in early 2013. These factors were considered generally, but not used in a formulaic or automatic way, to determine pool funding amounts. For the 2012 corporate pool, these factors included operating result before tax (both including and excluding our Closed Block Variable Annuity segment), distributable earnings, administrative cost ratio, and underlying net result (both including and excluding our Closed Block Variable Annuity segment). For the 2012 Retirement pool, performance goals included operating result before tax, distributable earnings, administrative cost ratio, rollover capture rate, sales, net flows and retention and access rate. For the 2012 Investment Management pool, performance goals included external client total investment return compared to benchmarks and peer rankings, U.S. general account total investment return, sales, net flows (excluding general account and Closed Block Variable Annuity) and overall ING U.S. financial results. A number of the financial performance targets we have historically used in funding these pools, including in 2012, were based on international financial reporting standards (the accounting standards used by ING Group in its external reporting) and in some cases represented measures defined by ING Group and not used in this prospectus.

After considering the balance of these factors, we, in consultation with ING Group, adjusted the funding pools in which our NEOs participated for 2012 (in each case as compared to the funding level implied by application of metrics established at the beginning of the year) in the following amounts: Corporate—from 109% to 106%; Retirement Solutions—from 121% to 120%; and Investment Management—from 130% to 125%. The factors considered in making these adjustments included assessment and consideration of:

•	financial results, including the difficulty of achieving those results;

•	changes in the number and nature of employees who participate in each pool, including key hires and headcount reductions during the year;

•	the anticipated impact of pool funding levels on retention and turnover; and

•	the existence or expiration of previous years’ deferred compensation and associated impact on retaining key revenue producing employees.

The Company delivered solid overall results as well as solid operating results from Retirement Solutions and Investment Management. Our 2012 results were driven by a carefully implemented capital plan, prudent management of administrative expenses, targeted de-risking of the investment portfolio and disciplined product pricing.

As a result of the determination of performance as described above, and in consultation with ING Group, the final funding levels of these pools for determining 2012 NEO Individual Annual Incentive awards were established as follows: Corporate-106%; Retirement Solutions-120% and Investment Management-125%.

Determination of Individual 2012 Annual Incentive Awards. Once an incentive pool has been funded as described above, individual participant performance is qualitatively assessed based on business results (the what) and leadership results (the how) and an award recommendation is determined. As described above, we do not create a direct, formula-driven linkage between the achievement of any particular corporate, business unit or individual performance metrics and the amount of cash incentive award for each performance year. At the same time, our goal is to align the interests of our NEOs with those of our stakeholders by creating a linkage between the mix of overall corporate performance, individual business unit performance, and individual performance, and actual cash incentive compensation awarded to each NEO. Thus, the more positive the mix of overall corporate performance, individual business unit performance and individual performance of an NEO for a particular performance year, the higher the amount of cash incentive compensation awarded to the NEO, and, conversely, the less positive the overall mix of corporate performance, individual business unit performance and individual performance of an NEO for a particular performance year, the lower the amount of cash incentive compensation awarded to the NEO.

The following table presents target annual incentive compensation for 2012. The target annual incentive opportunities were adjusted after the funding of the relative pools was determined and the resulting annual incentive award payout, in both cash and deferred equity, for 2012 was determined based on individual performance. The cash component of 2012 incentive compensation awards was paid in March 2013.

			2012 Actual Incentive Award
Name	2012 Target Annual Incentive	2012 Adjusted Target Based on Pool Funding	Cash Payment	Deferred Equity(1)	Total Annual Incentive Payment
Rodney O. Martin, Jr.	$1,000,000	$1,060,000	$816,116	$453,884	$1,270,000
Alain M. Karaoglan	$650,000	$689,000	$593,866	$231,634	$825,500
Ewout L. Steenbergen(3)	$170,887	$181,140	$281,032	$18,968	$300,000
Maliz E. Beams	$750,000	$900,000	$766,116	$403,884	$1,170,000
Jeffrey T. Becker(2)	$800,000	$1,000,000	$681,116	$318,884	$1,000,000

Former Executive
Robert G. Leary(4)	$1,350,000	$1,336,907	$1,072,048	$0	$1,072,048

(1)

The portion of the annual incentive award that will be automatically deferred and converted into grants of equity (deferred shares) under the LSPP generally will vest over four years from the date of grant, with 50% vesting on the second anniversary, 25% vesting on the third anniversary and 25% vesting on the fourth anniversary of the date of grant.

(2)	Mr. Becker’s target opportunity for 2012 was based on his annual base salary of $400,000.
(3)	Only $189,685 of Mr. Steenbergen’s annual incentive payment is eligible for deferral. A market value allowance (“MVA”) of $110,315 was also awarded in cash.
(4)

Mr. Leary’s annual incentive target was prorated for his termination date (12/6/12). Given that he worked 341 days in 2012 (341/365), his target was adjusted to $1,261,233. As per Mr. Leary’s release agreement, the 2012 annual incentive award was determined based on a “3” (meets expectations) performance rating and the 2011 ICP Payout Guidelines. Given that Mr. Leary’s business was funded at 106%, he received 85% of the prorated target.

Mr. Martin’s 2012 performance consistently exceeded his goals and objectives set at the beginning of the year. Under Mr. Martin’s leadership in 2012, ING U.S. generally met or exceeded its business targets. Moreover, Mr. Martin achieved considerable progress in developing additional management depth and strength through enhancements to the leadership team. Further, he launched our cultural transformation initiative, OrangEvolution!, that is targeted at consistently delivering value to our stakeholders through exceptional execution, the fostering of a high-performance environment and a commitment to continuous improvement. Through his role modeling of strong leadership behaviors, his refresh of our corporate values and his fierce focus on results, Mr. Martin continued to ready the organization for the IPO.

Mr. Karaoglan’s 2012 performance consistently exceeded the expectations set at the beginning of the year. During 2012, Mr. Karaoglan was promoted to Chief Operating Officer and his duties were expanded to include responsibility for Investment Management, Operations, Technology and Marketing, in addition to Strategy and Corporate Development. Mr. Karaoglan’s leadership was instrumental in stabilizing the ratings of our operating companies. Mr. Karaoglan excelled in the development and execution of multiple capital enhancing transactions which contributed to the Company’s estimated combined RBC ratio of 526% at year-end 2012.

In 2012, Mr. Steenbergen’s performance met or exceeded his goals set at the beginning of the year. During 2012, Mr. Steenbergen delivered on a significant number of critical initiatives, including implementation of consolidated U.S. GAAP reporting, execution of capital generation initiatives, delivery of significant balance sheet improvements and implementation of rigorous cost controls and initiatives. Throughout the year, Mr. Steenbergen played a significant role in ensuring our public company readiness, including in connection with the preparation and finalization of this registration statement.

Ms. Beams’ 2012 results significantly exceeded her targets set at the beginning of the year. Under her leadership, Retirement Solutions generally achieved or exceeded its 2012 business objectives. Ms. Beams was instrumental in crafting our Retirement Readiness strategy, which is a core strategy of our Company. During 2012, Ms. Beams made a number of significant and high-impact leadership changes within Retirement Solutions and recruited a number of talented executives to her team.

Mr. Becker’s results met or exceeded his goals established at the beginning of 2012. Under Mr. Becker’s leadership in 2012, Investment Management had very strong performance across asset classes and provided strong risk adjusted returns and value added services to external clients and our General Account. Mr. Becker also led Investment Management initiatives to prepare for our separation from ING Group and improve operating performance. In 2012, Mr. Becker continued to further the Investment Management value proposition and business strategy as a research driven, quality biased, active asset manager that is part of our broader retirement and wealth management story.

In 2013, in connection with the increases to their base salaries described above, the annual incentive targets of each of Mr. Karaoglan and Ms. Beams were set at 100% of base salary for 2013, for a target of $700,000 for each executive. In addition, in connection with his localization, the annual incentive target of Mr. Steenbergen was set at 100% of base salary for 2013, for a target of $550,000.

Long-Term Equity-Based Incentive Compensation

The compensation philosophy of rewarding the achievement of long-term Company objectives has been, prior to our IPO, accomplished by providing the NEOs with the opportunity to earn ING Group equity awards that vested over time and, in some cases, upon the achievement of performance conditions. Prior to our IPO, all long-term equity-based awards granted to our NEOs and other U.S. employees were granted in plan shares of ING Group. In addition to recent grants that were made under the LSPP, we have previously granted long-term equity-based awards under two other ING Group plans: options were granted under the ING Group Standard Share Option Plan (the “GSOP”) and performance shares and options were granted under the ING Group Long-Term Equity Ownership Plan (the “LEO Plan”). Beginning in March 2011, we granted equity-based awards under the LSPP. Performance shares and deferred shares were granted under the LSPP. The Company also granted restricted American Depositary Share (“ADS”) units and restricted performance units under the ING America Insurance Holdings, Inc. Equity Compensation Plan (the “Equity Plan”). Some of the NEOs have outstanding awards under the GSOP, the LEO Plan, the LSPP and the Equity Plan, as set forth in the table entitled “—Outstanding Equity Awards Table at 2012 Year End.”

The Company is developing its approach to long-term incentive compensation to be granted after our IPO. We intend to continue to use equity-based awards to align the interests of our executives with the interests of our stockholders, to accelerate the achievement of long-term objectives and promote sustainable Company growth. We intend to make equity-based awards to the Company’s NEOs and other employees in Company common stock.

We have historically granted equity-based awards each year in March. To the extent additional grants were necessary (e.g., for new hires), we have also historically made follow-up grants in September. We granted the equity-based awards relating to 2012 performance in March 2013 under the LSPP. Unless otherwise set forth in an individual agreement, long-term incentive award targets (as a percentage of base salary) were determined by us and approved by the Supervisory Board, based on reviews of market competitiveness and on individual performance. Market competitiveness was reviewed on an annual basis and any adjustments deemed necessary to the long-term incentive award targets were then made. The aggregate of the long-term incentive award targets was then reviewed, and ultimately approved, by the Supervisory Board. Final long-term incentive award determinations, based on the pre-established targets (which may be adjusted either upwards or downwards), were made after the end of the applicable year. The NEOs’ equity awards for 2012 were considered for adjustment, either upwards or downwards, from 2011 levels. Equity awards for 2012 were adjusted from 2011 levels only if an NEO’s 2011 awards were found to be uncompetitive and the NEO’s individual performance in 2011 was considered to be at a high level. Mr. Martin, Mr. Karaoglan, Mr. Steenbergen, Ms. Beams and Mr. Leary received annual long-term incentive awards in the beginning of 2012 in the following amounts, which were granted in the form of performance shares under the LSPP and which vest ratably over three years from the first anniversary of the date of grant: Mr. Martin—$780,000 (with a grant date fair value of $738,904); Mr. Karaoglan—$780,000 (with a grant date fair value of $738,904); Mr. Steenbergen—$300,000 (with a grant date fair value of $284,196); Ms. Beams—$750,000 (with a grant date fair value of $710,489); and Mr. Leary—$900,000 (with a grant date fair value of $852,588). Mr. Becker received an annual long-term incentive award in the beginning of 2012 of $600,000 (with a grant date fair value of $568,006), a portion of which was granted in the form of performance shares under the LSPP that vest ratably over three years from the first anniversary of the date of grant, and a portion of which was granted in the form of restricted ADS units under the Equity Plan that will vest on January 1, 2015. Our equity-based awards granted under the LSPP and the Equity Plan are calculated and communicated to our NEOs based on various internal factors and qualifications, and are similar to award measurements used by companies that compete with us for executive talent. These internally communicated amounts do not necessarily reflect the “grant date fair value” of these awards (computed in accordance with FASB ASC Topic 718) which are required to be, and which are, included in the “—Summary Compensation Table” below.

In 2013, in connection with the increases to their base salaries described above, the long-term incentive targets of each of Mr. Karaoglan and Ms. Beams were set at 200% of base salary for 2013, for a target of $1,400,000 for each executive. In connection with his localization, Mr. Steenbergen’s long-term incentive target for 2013 was set at 200% of his base salary. See “—Expatriate Arrangements and Localization of Mr. Steenbergen.”

Health and Insurance Plans

Our NEOs are currently eligible to participate in Company-sponsored benefit programs, offered on the same terms and conditions as those made generally available to all full-time and part-time employees. Basic health, life insurance, disability benefits and similar programs are provided to give employees access to healthcare and income protection for themselves and their family members. The NEOs also have access to a supplemental long-term disability program, facilitated by the Company, generally available to a broad group of highly paid

Company employees on an elective basis. The cost of participating in the supplemental disability program is borne entirely by each NEO. Mr. Steenbergen became eligible to participate in these programs in connection with his localization in 2013. See “—Expatriate Arrangements and Localization of Mr. Steenbergen” for more information relating to Mr. Steenbergen’s health and welfare benefits before his localization.

Tax-qualified and Non-qualified Retirement and Other Deferred Compensation Plans

Our NEOs generally are eligible for the same retirement benefits as full-time and part-time employees under the Company’s broad-based, tax-qualified retirement plans. As described further in the narrative description preceding the table entitled “—Pension Benefits in 2012,” the Company sponsors the Retirement Plan, a tax-qualified, noncontributory, cash balance formula, defined benefit pension plan for eligible employees. See the narrative below under “Pension Benefits”.

The Company also sponsors the ING Americas Savings Plan and ESOP (the “401(k) Plan”), a tax-qualified defined contribution plan with a frozen employee stock ownership plan feature. Under the 401(k) Plan, the Company will match 100% of a participant’s contribution up to six percent.

In addition to the tax-qualified retirement benefits described above, the Company also maintains the ING Americas Supplemental Executive Retirement Plan (the “SERP”) and the ING Insurance Americas 409A Deferred Compensation Savings Plan (the “DCSP”). The SERP and the DCSP permit our NEOs (including Mr. Steenbergen who became eligible to participate in the DCSP connection with his localization) and certain other employees whose participation in our tax-qualified plans is limited due to compensation and contribution limits imposed under the Internal Revenue Code (the “Code”), to receive the benefits on a non-qualified basis that they otherwise would have been eligible to receive under the Retirement Plan and the 401(k) Plan if it were not for the compensation and contribution limits set under the Internal Revenue Code. For purposes of determining benefits under the SERP and the DCSP, eligible compensation is limited to three times the Internal Revenue Code compensation limit, which was $250,000 for 2012.

See the narrative description preceding the table entitled “—Pension Benefits in 2012” for more detail of the Retirement Plan and the SERP. See the narrative description preceding the table entitled “—Nonqualified Deferred Compensation Plans Table for 2012” for more detail of the DCSP.

Also, see “—Expatriate Arrangements and Localization of Mr. Steenbergen” for more information relating to Mr. Steenbergen’s retirement benefits.

Limited Perquisites and Other Benefits

While we do not offer a broad range of perquisites to our NEOs, we provided the named executive officers with Company-selected independent advisors to assist them with financial planning, tax and legal issues. The Company’s cost of these services are imputed as income to participating named executive officers and the applicable income taxes are paid by the named executive officer. See “—Expatriate Arrangements and Localization of Mr. Steenbergen” for more information relating to Mr. Steenbergen’s pre-localization perquisites.

Transaction Incentive Bonuses

Certain one-time incentive award opportunities (“Transaction Incentive Bonuses”) were granted in 2011 to the NEOs and certain other executives to encourage the executives to achieve ING Group’s and the Company’s goal of successfully executing an initial public offering of the Company’s common stock. The terms and conditions of the Transaction Incentive Bonuses were either set forth in award letters (the “Deal Incentive Awards”) or, in the case of Messrs. Martin and Karaoglan and Ms. Beams, set forth in (and an integral part of the compensation package of) each NEO’s employment agreement and/or offer letter (the “Offering Incentive Awards”). Both the Deal Incentive Awards and the Offering Incentive Awards provide for the grant of restricted stock of the Company, which will be issued under the Omnibus Plan, subject to fulfillment of relevant vesting conditions. The Offering Incentive Awards also included a cash component, payable upon the completion of our initial public offering. See the narrative descriptions under “—Compensation of Named Executive Officers—Grants of Plan-Based Awards—Deal Incentive Awards” and “—Employment Agreements” for a description of the material terms of the Transaction Incentive Bonuses.

Retention Award

ING Group made Mr. Becker a cash retention award under the ING Investment Management Retention Participation Plan in March 2010 with a value of $600,000. The award amount was notionally invested in ING managed funds. One-third of the award vested in September 2010, one-third vested in September 2011 and one-third vested in September 2012.

Expatriate Arrangements and Localization of Mr. Steenbergen

Mr. Steenbergen is a citizen of the Netherlands who served in the United States from January 1, 2010 through March 31, 2013 pursuant to a long-term international assignment from ING Group. On April 1, 2013, Mr. Steenbergen was localized and became an employee of the Company. The Company currently follows the ING Group International Assignments Long-Term Assignment Policy (the “LTAP”), which provides executives on long-term international assignments with additional benefits to ensure that those on international assignment have approximately the same relative spending power in the host country as they would have had in their home country. Under the LTAP, the Company operates a ‘net pay policy’, to which tax equalization applies. This is designed to ensure that assignees pay no more or less tax than would have been payable if they had remained solely in their home country. Also under the LTAP, Mr. Steenbergen received benefits to compensate him for certain expenses and cost differentials attributable to his expatriate status, as well as amounts to cover the taxes on those benefits. The value of his net market value allowance was included in Mr. Steenbergen’s 2011 and 2012 base salary, as a salary adjustment, while other benefits were considered to be perquisites, and were provided in the form of reimbursements or direct payments of specific expenses, as described in more detail in the footnotes to the “—Summary Compensation Table.” In 2012, Mr. Steenbergen’s expatriate benefits included a housing allowance of $180,000, representing an adjustment in respect of the cost of living differential between Amsterdam, the Netherlands, and New York City. Some other expatriate benefits, included tuition and other educational and related expenses for his children with an actual cost of $147,510 with a related tax payment of $124,375, and a home leave allowance of $16,913 with a related tax payment of $12,678. These benefits were considered perquisites and are reflected in the “All Other Compensation” column of the Summary Compensation Table below. In 2012, Mr. Steenbergen participated in ING Group health care and insurance programs that are generally available to all expatriates on assignment with ING U.S. He also participated in the ING Directors’ Pension Scheme, the Dutch tax-qualified, contributory defined benefit pension plan in which similarly situated employees of ING Group are eligible to participate. Mr. Steenbergen was localized on April 1, 2013 and his compensation and benefits were aligned with practices for local U.S. employees. Effective April 1, 2013, Mr. Steenbergen transitioned from expatriate status to local employee status. See “—Employment Agreements—Employment Agreement of Mr. Steenbergen.”

Relationship of Compensation Policies and Practices to Risk Management

The Company and ING Group adhere to compensation policies and practices that are designed to support a strong risk management culture. We have reviewed the Company’s compensation programs, policies and practices for employees and have determined that those programs, policies and practices are not reasonably likely to have a material adverse effect on the Company.

Critical Compensation and Other Policies

Tax Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the three other most highly compensated executive officers (other than the chief financial officer). Until the expiration of the post-IPO transition period provided by the rules and regulations of the Internal Revenue Code, or until the LSPP is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of Section 162(m). Generally, in order for awards granted after the expiration of the transition period to be exempt, the plan must be amended to comply with the exemption conditions and be submitted for approval of our stockholders. The compensation committee continues to emphasize performance-based compensation for our named executive officers and will seek to minimize the impact of Section 162(m). Under Section 162(m)(6) of the Internal Revenue Code, certain health insurance providers cannot deduct compensation for any employees in excess of $500,000. The Company has determined that it is not subject to Section 162(m)(6) for calendar years 2010 through 2012. Additional guidance is expected to be issued by the Treasury Department with respect to the application of this section for 2013 and later years. The Company is continuing to monitor this issue and will determine whether the Section 162(m)(6) limitations will apply in the future based on that guidance. To the extent that the Company is subject to any of these limits on deductibility of compensation, the Company reserves the right to approve non-deductible compensation.

Compensation Recoupment Policies

Certain elements of our NEOs’ compensation packages are subject to recoupment or being “clawed back” or “held back” under certain circumstances. Under both the CRD III policies described below (which became applicable to the Company on January 1, 2012) and the terms of the LSPP, pursuant to which both performance shares and deferred shares are granted, ING Group has the right to claw back previously settled or paid awards or hold back awards not yet vested if (i) activities conducted under the responsibility of the NEO, including fraud or malfeasance, led to a material restatement of ING Group’s or the Company’s annual accounts or resulted in significant reputational harm to ING Group or any of its subsidiaries or affiliates, (ii) the Company undergoes significant adverse changes in its economic and regulatory capital base or (iii) the Company or one of its business lines suffers a significant failure in risk management.

Capital Requirements Directive III

The EU published a Capital Requirements Directive (“CRD III”) with respect to compensation disclosures and practices in financial services companies, which all EU member states are required to implement and enforce. One objective of CRD III is to ensure that the total compensation and mix of fixed to variable compensation paid to key “Identified Staff” are consistent with CRD III, as implemented by each EU nation and in alignment with the companies’ risk management practices and policies. Another objective of CRD III is to ensure that compensation plans incorporate recoupment or “clawback” provisions, which are included in the compensation programs in which our NEOs participate. Another objective of CRD III is to ensure that the Company maintains an adequate capital base. These policies provide for the Company to make adjustments to reduce current or prior year variable compensation based on significant changes in the Company’s risk profile. In the Netherlands, the DNB oversees the implementation of and compliance with CRD III.

CRD III has already been widely implemented across ING Group’s Europe-based financial services businesses. Under ING Group’s agreement with the DNB, since January 1, 2012 the CRD III requirements have applied to certain Company employees, referred to as “Control Function” employees and “Identified Staff.” Control Function employees include the heads of the corporate audit services, finance, human resources, compliance, risk management and legal departments and individuals they supervise, in each case, who may have a material impact on the Company’s risk profile. Identified Staff, who may also be Control Function employees, include employees who may have a material impact on the Company’s risk profile. Performance metrics for Control Function employees generally may not be directly linked to financial objectives related to their departments and variable-to-fixed pay may not exceed certain ratios.

Under CRD III, the compensation packages of Identified Staff relating to 2012 are subject to specified parameters, as follows:

•	Variable-to-fixed pay may not exceed certain ratios, and

•

Long-term incentives must be composed of at least 50% of variable pay for Identified Staff (other than those in Investment Management) and must be composed of at least 25% for those Identified Staff in Investment Management.

For 2012, there are approximately 40 “Identified Staff” from ING U.S., including all of the NEOs, whose total compensation packages must conform with CRD III.

Compensation Philosophy and Objectives

The Company has implemented a comprehensive executive compensation program following our IPO based on four clear principles. Compensation programs will:

•	Align our executives with stockholder interests.

•	Drive business performance and results.

•	Support our business culture and business structure.

•	Deliver competitive pay to our teams.

We expect to continue to:

•	Ensure that competitive levels of compensation are paid when business targets are met.

•	Establish focused performance metrics that will reward executives for the most critical business objectives that drive long-term sustainable growth.

•	Simplify incentive programs and focus long-term compensation on the long-term results of the Company.

•	Encourage long-term share ownership at all levels of the organization.

•	Establish an appropriate approach to governance that reflects the needs of all stakeholders and will include the Company’s right to claw back compensation in certain circumstances.

Equity Compensation

Omnibus Employee Incentive Plan

As described above, the Company plans to make equity-based awards to the Company’s NEOs and other employees in Company common stock under the ING U.S., Inc. 2013 Omnibus Employee Incentive Plan (the “Omnibus Plan”), which the Company adopted prior to the initial public offering. The following description summarizes some of the relevant terms of the Omnibus Plan.

Purpose; Types of Awards. The purposes of the Omnibus Plan are to align the long-term financial interests of employees of the Company with those of our stockholders, to attract and retain those individuals by providing compensation opportunities that are consistent with our compensation philosophy, and to provide incentives to those individuals who contribute significantly to our long-term performance and growth. To accomplish these purposes, the Omnibus Plan provides for grants of stock options (both stock options intended to be “incentive stock options” under Section 422 of the Code and non-qualified stock options), restricted shares, restricted stock units, dividend equivalent rights and other equity-based or equity-related awards pursuant to which Company common stock, cash or other property may be delivered.

Shares Subject to the Omnibus Plan. A total of 7,650,000 shares of Company common stock have been reserved and are available for issuance under the Omnibus Plan. We anticipate that this number of shares will be sufficient to support conversion of equity awards granted by ING Group to employees of the Company in 2013 into awards issued by the Company (the conversion ratio for which is based on the price of ING Group’s shares at the time of completion of our IPO as well as the per-share price of our common stock in our IPO), which took place upon completion of our IPO, as well as long-term equity awards to be granted in 2014 and shares to be issued in satisfaction of Transaction Incentive Bonuses. If a stock award granted under the Omnibus Plan is forfeited, expires, terminates, otherwise lapses or is settled in cash, the shares of Company common stock underlying that award will again become available for issuance under the Omnibus Plan. Shares underlying awards will not become available for reissuance under the Omnibus Plan if the shares are withheld by the Company to pay taxes, are withheld by or tendered to the Company to pay the exercise price of stock options, are repurchased from an option holder by the Company with proceeds from the exercise of stock options.

The aggregate number of shares of Common Stock that may be granted under the Omnibus Plan to any single individual during a calendar year in the form of stock options may not exceed 225,000 shares. The maximum number of shares of Company common stock that can be delivered through incentive stock options under the Omnibus Plan may not exceed 800,000 shares (subject to adjustment as described below).

Administration of the Omnibus Plan. The Omnibus Plan is administered by our Compensation and Benefits Committee. Subject to the terms of the Omnibus Plan, the Compensation and Benefits Committee will, subject to Board authorization, determine which employees and prospective employees will receive grants under the Omnibus Plan, the dates of grant, the numbers and types of stock awards to be granted, the exercise or purchase price of each award, and the terms and conditions of the stock awards, including the period of their exercisability and vesting and the fair market value applicable to a stock award. In addition, the Compensation and Benefits Committee will interpret the Omnibus Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the Omnibus Plan or any awards granted under the Omnibus Plan as it deems to be appropriate. The Compensation and Benefits Committee may also delegate any of its powers, responsibilities or duties to any person who is not a member of the Compensation and Benefits Committee or any administrative group within the company. Our board of directors may also grant awards or administer the Omnibus Plan.

Types of Awards

The types of awards that may be made under the Omnibus Plan are described below. These awards may be made singly or in combination, as part of compensation awards or performance awards, or both. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the Compensation and Benefits Committee, in its sole discretion subject to certain limitations provided in the Omnibus Plan. Each award will be evidenced by an award agreement, which will govern that award’s terms and conditions.

Performance Shares. An award of performance shares entitles the recipient to receive a number of shares of Company common stock equal to a number of shares identified upon the issuance of the award multiplied, upon vesting, by a performance factor representing the level of achievement, over a stated performance period, of one or more Company, business unit or other performance metrics.

Restricted Shares. A restricted share is an award of outstanding shares of Company common stock that is subject to transfer and/or forfeiture restrictions for a period of time. During the period that any restrictions apply, the transfer of restricted shares is generally prohibited. Participants will generally have the same voting and dividend rights as any other stockholder of Company.

Restricted Stock Units. A restricted stock unit is an unfunded, unsecured right to receive a share of Company common stock, cash or other property at a future date, subject to such terms and conditions as the Compensation Committee may determine.

Dividend Equivalent Rights. Dividend equivalents entitle the participant to receive amounts equal to ordinary cash dividends that are paid on the shares underlying a grant while the grant is outstanding. Dividend equivalents may be paid in cash, in shares of Company common stock or in a combination of the two. The Compensation Committee will determine whether dividend equivalents will be conditioned upon the vesting or payment of the grant to which they relate and the other terms and conditions of the grant.

Stock Options. A stock option entitles the recipient to purchase shares of Company common stock at a fixed exercise price. The exercise price per share will be determined by the Compensation Committee but will not be less than 100% of the fair market value of Company common stock on the date of grant. Fair market value will generally be the closing price of Company common stock on the NYSE on the date of grant. Stock options generally must be exercised within 10 years from the date of grant. Stock options may be made in the form of non-qualified stock options or incentive stock options. A non-qualified stock option is an option that does not meet the qualifications of an incentive stock option. An incentive stock option is a stock option that meets the requirements of Section 422 of the Internal Revenue Code. Incentive stock options may be granted only to employees and the aggregate fair market value, determined at the time of grant, of common stock with respect to incentive stock options that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the incentive stock option does not exceed five years from the date of grant.

Other Stock-Based Awards. The Compensation Committee may grant other types of stock-based or stock-related awards, including the grant of unrestricted shares of Company common stock in such amounts, and subject to such terms and conditions, as the Compensation Committee may determine.

Adjustments. In connection with any recapitalization, stock split, reverse stock split, stock dividend, spinoff, splitup, combination, reclassification or exchange of shares of Company common stock, merger, consolidation, rights offering, separation, reorganization, liquidation, or any other change in the corporate structure or shares of Company common stock, including any extraordinary dividend or extraordinary distribution, the Compensation Committee will make adjustments as it deems appropriate to the terms of any outstanding award, the number of shares of Company common stock issuable under the Omnibus Plan, the limit on the number of shares subject to awards of stock options in any one fiscal year and the limit on the number of shares that can be issued through incentive stock options.

Change in Control. Unless our Compensation Committee determines otherwise, the vesting of awards will, subject to all applicable laws and regulations, including CRD III, be accelerated if the participant has a qualifying termination within two years following a “change in control” as defined in the Omnibus Plan, with any performance-based awards being deemed earned at the greater of the target level or actual performance level through the change in control date (or if no target level is specified, the maximum level) with respect to all open performance periods. In the event applicable law or regulation precludes any acceleration of awards, such awards shall remain outstanding and in effect and continue to vest under their original terms notwithstanding any such change in control, or, in the discretion of the Compensation Committee, may be converted into the right to receive, upon the regularly scheduled vesting dates, cash payments equal to the value of the then-outstanding awards (without applying any performance multiplier, and using the price of our common stock immediately prior to the change in control to determine value) that would have vested on each of such subsequent vesting dates. In the event of a change in control, the Compensation Committee may cancel awards for in-the-money spread value for stock options and for fair value for other awards (as determined in the sole discretion of the

Compensation Committee), provide for the issuance of substitute awards or provide that for a period of at least 20 days prior to the change in control, stock options will be exercisable as to all shares of common stock subject thereto and that any stock options not exercised prior to the consummation of the change in control will terminate and be of no further force or effect as of the consummation of the change in control.

Clawback/Recoupment. Awards under the Omnibus Plan may be subject to recoupment or clawback as may be required by applicable law, or any Company’s recoupment, or “clawback” policy.

Amendment and Termination. The Board may from time to time suspend, discontinue, revise or amend the Omnibus Plan. Amendments to the Omnibus Plan must be submitted to shareholders if required by applicable law, regulation or rule of a securities exchange.

Unless previously terminated by the Board, the Omnibus Plan will terminate on May 1, 2023.

2013 Omnibus Non-Employee Director Incentive Plan

The Company also plans to make equity-based awards to the Company’s non-employee directors in Company common stock under the ING U.S., Inc. 2013 Omnibus Non-Employee Director Incentive Plan (“2013 Director Plan”) adopted concurrently with the IPO. The purpose of the 2013 Director Plan is to attract, retain and motivate qualified and experienced individuals who may perform services for the Company as non-employee directors, to compensate them for their contributions to the long-term growth and profits of the Company and to encourage them to acquire a proprietary interest in the Company’s success. The material terms of the 2013 Director Plan are substantially consistent with the material terms of the 2013 Omnibus Plan described above, except for the following key differences:

Administration. The Nominating and Governance Committee will have sole discretion to make all determinations in respect of whether and when a director’s leave of absence from Board service or change in association with the Company results in a termination of his or her service as a non-employee director, and the impact, if any, of any such leave of absence or change in association on outstanding awards.

Eligibility. Awards may be made only to non-employee directors of the Company.

Shares Subject to the 2013 Director Plan. Subject to adjustment as described below, the total number of shares of Company common stock that may be subject to awards granted under the 2013 Director Plan is 88,000 shares. The maximum number of shares of Common Stock as to which stock options, restricted shares, restricted stock units, dividend equivalent rights and other types of stock-based or stock-related Awards may be granted under the Plan to any one individual in any one fiscal year may not exceed a number of Awards with a grant date fair value of $250,000.

Types of Awards. The 2013 Director Plan provides for grants of non-qualified stock options, restricted shares, restricted stock units, dividend equivalent rights and other types of stock-based or stock-related awards. Awards under the 2013 Director Plan will be subject to time-based vesting, as set forth from time to time in the terms of individual grants.

Change in Control. Unless otherwise determined by the Nominating and Governance Committee (or unless otherwise provided in the applicable award agreement), if a non-employee director’s service is terminated by the Company or any successor entity thereto on or within one year after a “change in control,” as defined in the 2013 Director Plan, each award granted to such director prior to the change in control will fully vest (including the lapsing of all restrictions and conditions) and, as applicable, exercisable as of the date of such termination of service, and any shares of Common Stock deliverable pursuant to restricted stock units shall be delivered promptly (but no later than 15 days) following the director’s termination of service.

Treatment of Outstanding ING Group Equity Awards in Connection with the Initial Public Offering

ING Group Equity Awards Granted in 2013

In March 2013, ING Group made 2013 LSPP performance share and deferred share awards, as well as 2013 Equity Plan Restricted Stock Awards to Company employees. These 2013 LSPP awards included (i) awards of performance shares made generally to employees who are eligible to receive annual long-term equity incentive awards (“2013 performance share awards”), vesting 1/3 in 2014, 1/3 in 2015 and 1/3 in 2016, (ii) awards of deferred shares made to certain members of management who constitute “identified staff” for purposes of CRD III (“2013 deferred share awards”), vesting 50% in 2015, 25% in 2016 and 25% in 2017 and (iii) awards of deferred shares representing the deferred portion of 2012 annual incentive awards that exceeded a threshold amount (“bonus deferral awards”). These 2013 Equity Plan awards included awards of restricted shares to Investment Management employees who are eligible to receive annual long-term equity incentive awards (“2013 Restricted Stock Awards”), vesting on January 1, 2016. Upon completion of the IPO, each of the 2013 LSPP awards and the 2013 Restricted Stock Awards were equitably converted, based on the initial public offering price, into a comparable award over Company common stock granted under the Omnibus Plan. The awards otherwise remain subject to their original terms and conditions.

ING Group Equity Awards Granted Prior to 2013

As described above, certain of our employees, including each of our named executive officers, hold existing awards under the LSPP, the LEO Plan, the GSOP or the Equity Plan. ING Group and the Company have agreed that, at any time after ING Group’s ownership of our common stock falls below 50.1% or less, ING Group, in its discretion, may convert any then-outstanding pre-2013 LSPP awards into awards of Company common stock, when in ING Group’s view the price of our shares reflects sufficient anticipated improvement in our operating ROE, on terms that present no economic disadvantage to ING Group or to such award recipients. Any such conversion will require ING Group and the Company to determine and agree the terms of conversion, including the price or conversion ratio that will be applied to the conversion. ING Group and the Company also agree that all other legacy (pre-2013) awards over ING Group shares under the LEO Plan, the GSOP Plan or the Equity Plan will remain outstanding in accordance with their terms and will continue to vest, with service for the Company or its successor after the IPO satisfying any ING Group service requirements under the awards, notwithstanding any reduction of ING Group’s ownership of our common stock below 50.1%. Such awards will otherwise remain subject in all instances to their original terms. The foregoing terms have been reflected in the Equity Administration Agreement described in “Certain Relationships and Related Party Transactions—Continuing Relationships Relationship with ING Group—Equity Administration Agreement”.

Compensation of Named Executive Officers

Summary Compensation

The following table presents the cash and other compensation for our NEOs for 2012.

Summary Compensation Table

Name and Principal Position	Year	Salary(1)		Bonus(2)		Stock Awards(3)		Non-Equity Incentive Plan Compensation(4)		Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)		All Other Compensation(6)		Total
Rodney O. Martin, Jr., CEO	2012 2011	$ $	1,000,000 746,212	$ $	— —	$ $	923,129 —	$ $	816,116 585,536	$ $	30,209 —	$ $	59,080 84,231	$ $	2,828,534 1,415,979
Alain M. Karaoglan, COO	2012 2011	$ $	650,000 452,292	$ $	— —	$ $	923,129 381,980	$ $	593,866 585,536	$ $	28,809 —	$ $	59,829 28,188	$ $	2,255,633 1,447,996
Ewout L. Steenbergen, CFO(7)	2012 2011	$ $	498,861 438,139	$ $	— 164,128	$ $	314,575 235,236	$ $	281,032 267,933	$ $	820,688 172,514	$ $	680,376 796,113	$ $	2,595,532 2,074,063
Maliz E. Beams, CEO, Retirement	2012		$600,000		$—		$772,227		$766,116		$29,628		$57,723		$2,225,694
Jeffrey T. Becker, CEO Investment Management	2012 2011	$ $	391,667 350,000	$ $	216,690 198,367	$ $	856,429 959,285	$ $	681,116 695,536	$ $	293,510 235,762	$ $	59,109 51,975	$ $	2,498,521 2,490,925

Former Executive
Robert G. Leary, President and COO	2012 2011	$ $	836,250 798,485	$ $	90,000	$ $	1,093,651 1,925,375	$ $	1,072,048 645,536	$ $	147,369 118,080	$ $	1,682,186 93,785	$ $	4,831,504 3,671,261

(1)

Amounts in this column represent salary that was actually paid to each NEO in 2012. Mr. Steenbergen’s salary is comprised of two elements: (i) his net pay under the LTAP of $335,074 (see “—Expatriate Arrangements and Localization of Mr. Steenbergen”) and (ii) $163,787 in tax equalization payments. Mr. Steenbergen’s home country base salary, prior to any expatriate adjustments, was €330,000 ($427,218). These amounts were converted into U.S. dollars for reporting purposes using a conversion rate from Euro to USD of 1.2946 (as of January 1, 2012). Mr. Becker’s salary is based on his receiving an annualized base salary of $350,000 from January 1, 2012 through February 29, 2012 and an annualized base salary of $400,000 from March 1, 2012 through December 31, 2012.

(2)

Amounts in this column reflect the portions of the cash retention award that became vested and were paid in September 2012 to Mr. Becker. For a more detailed description of the terms of Mr. Becker’s cash retention award, see “—2012 Compensation—Retention Award” above.

(3)

Amounts in this column represent the grant date fair value calculated in accordance with FASB ASC Topic 718 of the performance shares and restricted stock granted to the NEOs under the LSPP and the Equity Plan in 2012 and of the deferred shares granted to the NEOs under the LSPP in 2012 as the portion of each NEO’s 2011 annual incentive award that was automatically deferred.

(4)

Amounts in this column represent the cash portion of the annual incentive awarded for 2012 performance. A portion of each award (with the exception of Mr. Leary’s award) has been deferred. Mr. Leary’s 2012 annual incentive award was pro-rated to reflect his departure date of December 6, 2012, in accordance with the terms of his employment agreement, as amended.

(5)

Amounts in this column represent the net changes in actuarial present value in 2012 under the Retirement Plan, the SERP and the Directors’ Pension Plan. See the “—Pension Benefits in 2012” table below for more detail. Approximately 82% ($693,405) of the change in the present value of the accumulated pension benefit of Mr. Steenbergen from December 31, 2011 to December 31, 2012 is due solely to the change in the discount rate from 5.50% to 3.70%. The amount in this column for Mr. Leary reflects the change in pension value and nonqualified deferred compensation earnings as of December 6, 2012, his departure date.

(6)

Amounts in this column include the employer contributions made under the 401(k) Plan and the DCSP as well as other perquisites as described in more detail in the table below entitled “—All Other Compensation Table for 2012.”

(7)	Amounts for Mr. Steenbergen reflect certain expatriate arrangements described further under “—2012 Compensation—Expatriate Arrangements and Localization of Mr. Steenbergen” above.

All Other Compensation Table for 2012

Name	401(k) Employer Match(1)	DCSP Employer Match(2)	Financial Tax Services(3)	Gross- Ups(4)	Other(5)	Total
Rodney O. Martin, Jr.	$15,000	$30,300	$13,780	$—	$—	$59,080
Alain M. Karaoglan	$15,000	$30,300	$14,529	$—	$—	$59,829
Ewout L. Steenbergen	$—	$—	$—	$325,473	$354,903	$680,376
Maliz E. Beams	$7,500	$36,295	$13,928	$—	$—	$57,723
Jeffrey T. Becker	$15,000	$30,300	$13,809	$—	$—	$59,109

Former Executive
Robert G. Leary	$11,000	$34,000	$13,809	$—	$1,623,377	$1,682,186

(1)	See the narrative under “—Retirement and Other Deferred Compensation Plans” for a description of the material terms of the 401(k) Plan.
(2)	See the narrative under “—Retirement and Other Deferred Compensation Plans” for a description of the material terms of the DCSP.
(3)	Amounts in this column represent the amounts actually paid by the Company, on behalf of each NEO, to the Company-selected financial advisor in 2012.
(4)

The Company provided tax gross-ups to Mr. Steenbergen in accordance with the LTAP. These include reimbursements for taxes associated with his housing allowance ($137,492); his home leave allowance ($12,678); the tuition and other educational expenses for his children ($124,375); relocation costs and tax preparation and settlement costs ($38,775); and long-term incentive vesting ($12,153).

(5)

The amount in this column for Mr. Steenbergen represents the sum of the expatriate benefits provided to Mr. Steenbergen in 2012 under the LTAP. These include a housing allowance ($180,000), a home leave allowance covering the cost of travel for Mr. Steenbergen and his family to travel to the Netherlands ($16,913), tuition and other educational and related expenses for his children ($147,510), tax preparation costs ($5,200) and relocation costs ($5,280). For more detail, see the narrative description under “—2012 Compensation—Expatriate Arrangements and Localization of Mr. Steenbergen,” above. The amount in this column for Mr. Leary represents the amounts paid or payable to Mr. Leary in connection with his departure from the Company on December 6, 2012 under his employment agreement, as amended. These include a severance benefit of one year’s annual base salary ($900,000) and the payment of Mr. Leary’s balance under the IM deferred compensation plan ($723, 377). Mr. Leary also received $83,077, the value of his accrued but unused vacation.

Grants of Plan-Based Awards

The table below presents individual grants of awards made to each NEO during 2012.

Grants of Plan-Based Awards Table for 2012

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Type	Grant Date	Threshold	Target	Maximum	Threshold Number of Shares	Target Number of Shares	Maximum Number of Shares	Number of Other Stock Awards	Grant Date Fair Value of Stock Awards(1)
Rodney O. Martin, Jr.	LSPP Perf Shares	3/28/2012				—	84,593	126,890		$738,904
	LSPP Deferred Shares	3/28/2012				—	21,091	21,091		$184,226
Alain M. Karaoglan	LSPP Perf Shared	3/28/2012				—	84,593	126,890		$738,904
	LSPP Deferred Shares	3/28/2012				—	21,091	21,091		$184,226
Ewout L. Steenbergen	LSPP Perf Shares	3/28/2012				—	32,536	48,804		$284,196
	LSPP Deferred Shares	3/28/2012				—	3,478	3,478		$30,379
Maliz E. Beams	LSPP Perf Shares	3/28/2012				—	81,340	122,010		$710,489
	LSPP Deferred Shares	3/28/2012				—	7,068	7,068		$61,738
Jeffrey T. Becker	LSPP Perf Shares	3/28/2012				—	32,536	48,804		$284,196
	LSPP Deferred Shares	3/28/2012				—	33,020	33,020		$288,423
	Restricted Stock[2]	3/28/2012				—			32,380	$283,811
Former Executive
Robert G. Leary	LSPP Perf Shares	3/28/2012				—	97,608	146,412		$852,588
	LSPP Deferred Shares	3/28/2012				—	27,598	27,598		$241,063

(1)	Amounts in this column represent the grant date fair value calculated in accordance with FASB ASC Topic 718.
(2)	Fifty percent of Mr. Becker’s long-term incentive is comprised of awards granted under the LSPP and the remaining 50% is granted in the form of restricted ADS units granted under the Equity Plan.

Deal Incentive Awards

The Company granted Deal Incentive Awards to certain employees in 2011. These awards were granted to encourage award recipients to achieve the successful execution of an initial public offering of the Company. Awards are stated in a U.S. dollar value that was converted into shares of restricted common stock of the Company, issued under the Omnibus Plan, on the closing date of the IPO. Fifty percent of the restricted shares granted to the recipient will fully vest at the end of the 180-day lock-up period. The remaining 50% will fully vest at the earlier of (i) the end of the lock-up period specified in the underwriting agreement related to the first secondary share offering of Company common stock by ING Group (a “Secondary Offering”) following the IPO or (ii) the date of closing of any post-IPO merger or acquisition of the Company.

If an award recipient’s employment is terminated without cause after the date of the IPO but prior to the expiration of the 180-day lock-up period, then 50% of the restricted Company common stock will vest on termination of employment, and only the second 50% of the restricted stock would be forfeited. If the award recipient’s employment terminates after the date of the IPO but prior to the vesting of the second 50% of the restricted Company common stock pursuant to either a Secondary Offering or a merger or sale of the Company, the second 50% of restricted Company stock will generally not vest and will be forfeited. If the recipient’s employment is terminated without cause either (i) after the date of a Secondary Offering but prior to the expiration of the associated lock-up period, or (ii) after the date of execution of the merger or acquisition agreement related to an acquisition of the Company, as applicable, then the remaining 50% of the restricted Company common stock will vest on the termination of employment. Upon the death of an award recipient, all stock that would have been awarded will vest immediately with sales of such shares being subject to applicable lock-up periods. Certain restrictive covenants apply to the awards, and breach of any of those restrictive covenants would cause the award and any payments of restricted stock to be rescinded.

The terms of the Deal Incentive Awards of Mr. Steenbergen and Mr. Becker are set forth in award agreements and are as described in this section.

Outstanding Equity Awards at Year End

The table below provides information concerning unexercised options and stock and stock-based awards that have not vested for each NEO outstanding as of December 31, 2012.

Outstanding Equity Awards Table at 2012 Year End

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1)
Rodney O. Martin, Jr
.										84,593	(3)	$789,253
							21,091	(5)	$196,779
Alain M. Karaoglan
										36,076	(12)	$336,589
										84,593	(3)	$789,253
							21,091	(5)	$196,779
Ewout L. Steenbergen
	2,051				€14.37	3/15/2014
	5,730				€17.88	3/30/2015
	4,860				€25.16	3/23/2016
	8,339				€24.72	3/22/2017
	11,447				€16.66	3/13/2018
	15,289				€2.90	3/19/2019
		13,918	(2)		€7.35	3/17/2020				5,459	(11)	$50,932
										11,462	(8)	$106,940
							15,239	(4)	$142,180
							972	(9)	$9,069
										32,536	(3)	$303,561
							3,478	(5)
									$32,450
Maliz E. Beams
										41,626	(12)	$388,371
										81,340	(3)	$758,902
							7,068	(5)	$65,944

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1)
Jeffrey T. Becker
	7,814				€14.37	3/15/2014
	10,816				€17.88	3/30/2015
	8,479				€25.16	3/23/2016
	7,124				€24.72	3/22/2017
	13,829				€16.66	3/13/2018
	9,996				€2.90	3/19/2019
		26,374	(2)		€7.35	3/17/2020				10,343	(11)	$96,500
										13,876	(8)	$129,463
							33,716	(10)	$314,570
							27,479	(6)	$256,379
							21,635	(4)	$201,855
							18,134	(9)	$169,190
										32,536	(3)	$303,561
							33,020	(5)	$308,077
							32,380	(7)	$302,105

Former Executive
Robert Leary
	79,028				€16.66	3/13/2018
	56,570				€2.90	3/19/2019
		100,521	(2)		€7.35	3/17/2020

(1)	The market value was determined by multiplying $9.33, the closing price of a share of ING Group common stock on December 31, 2012, by the number of shares or units.
(2)	These options vested on March 17, 2013.
(3)

These performance shares are scheduled to vest, in equal annual installments on March 28, 2013, March 28, 2014 and March 28, 2015 based on the achievement of performance metrics that are determined prior to each vesting cycle.

(4)	These deferred shares are scheduled to vest on March 31, 2013.
(5)	These deferred shares are scheduled to vest, in equal annual installments on March 28, 2013, March 28, 2014 and March 28, 2015.
(6)	This restricted stock is scheduled to vest on January 1, 2014.
(7)	This restricted stock is scheduled to vest on January 1, 2015.
(8)

These performance shares are scheduled to vest, in equal annual installments on March 30, 2013 and March 30, 2014 based on the achievement of performance metrics that are determined prior to each vesting cycle.

(9)	These deferred shares are scheduled to vest, in equal annual installments on March 30, 2013 and March 30, 2014.
(10)	This restricted stock is scheduled to vest on January 1, 2013.
(11)	These performance shares vested on March 17, 2013 based on the achievement of pre-established performance criteria.
(12)

These performance shares are scheduled to vest, in equal annual installments on September 7, 2013 and September 7, 2014 based on the achievement of performance metrics that are determined prior to each vesting cycle.

The equity-based awards made in 2012 and 2011 were under the LSPP and the Equity Plan and awards made in years before 2011 were made under the GSOP, the LEO Plan and the Equity Plan. All equity-based awards set forth on the table above were awards in respect of ING Group ordinary shares.

Option Exercises and Stock Vested in 2012

The following table provides information regarding all of the restricted units and performance shares held by the NEOs that vested during 2012 on an aggregated basis. None of the NEOs exercised any options in 2012.

Option Exercises and Stock Vested Table for 2012

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Alain M. Karaoglan			14,430	$117,709

Ewout L. Steenbergen			6,479	$61,477
			4,584	$39,119
			485	$4,139

Maliz E. Beams			16,650	$135,818

Jeffrey T. Becker			4,236	$40,194
			5,550	$47,363
			9,066	$77,368
			17,922	$128,590
			24,892	$205,351
Former Executive
Robert G. Leary(1)			23,971	$227,454
			35,914	$306,486
			5,986	$51,084
			101,426	$762,216
			99,564	$821,403
			39,420	$95,471
			66,568	$623,224
			39,570	$370,463
			124,448	$1,146,788

(1)

The following stock awards of Mr. Leary vested and were paid out in connection with his departure, in accordance with the terms of his employment agreement, as amended: (1) 39,420 performance shares granted under the LEO Plan were paid based on the TSR results as of June 30, 2012, as determined by ING Group, multiplied by the ING Group closing share price on December 7, 2012 ($95,471 was paid to Mr. Leary and $275,093 was forfeited by Mr. Leary in connection with the amendment of his employment agreement); (2) 66,568 restricted shares granted under the Equity Plan were paid based on the ING Group opening share price on December 6, 2012 ($623,224); (3) 39,570 deferred shares granted under the LSPP were paid based on the ING Group opening share price on December 6, 2012 ($370,463); and (4) 124,448 restricted shares granted under the Equity Plan were paid based on the average of the high and low price of ING American Depository Receipts on December 28, 2012 ($9.21 1/2) ($1,146,788). The following stock awards of Mr. Leary vested and would have been paid out in connection with his departure; however, he forfeited the right to receive these amounts in connection with the amendment of his employment agreement: (a) 44,893 performance shares granted under the LSPP, representing the 2012 portion of the 2011 performance shares ($420,298); (b) 32,536 performance shares granted under the LSPP, representing the 2012 portion of the 2012 performance shares ($304,609) and (c) 29,383 performance shares granted under the LEO Plan ($275,093).

Pension Benefits

As described above under “—2012 Compensation—Tax-qualified and Non-qualified Retirement and Other Deferred Compensation Plans,” the Company maintains tax-qualified and nonqualified defined benefit (pension) plans that provide retirement benefits for employees whose length of service allows them to vest in and receive these benefits. During 2012 regular full-time and part-time employees of the Company who were hired before January 1, 2009 and completed one year of service were covered by the Retirement Plan. Certain highly compensated employees who participate in the Retirement Plan whose benefits cannot be paid from the Retirement Plan as a result of tax limitations and who are designated by the Company are also eligible to participate in the SERP.

The benefit under the Retirement Plan for employees who participated prior to January 1, 2009 is currently calculated using a final average pay pension formula based on the employee’s average compensation for the highest five consecutive whole calendar years of benefit service earned during a period ranging from 10 to 20 years preceding the date of retirement. Eligible compensation generally includes base salary, annual incentive award and commissions, if applicable. The SERP benefit is equal to the difference between (a) the participant’s retirement benefit before taking into account the tax limitations on eligible compensation and other compensation deferrals and (b) the participant’s actual retirement benefit paid from the Retirement Plan. Pension benefits under the Retirement Plan and SERP are generally payable in the form of a monthly annuity, though certain benefits under the Retirement Plan may be received as a lump-sum or partial lump-sum payment.

A participant’s retirement benefits under the Retirement Plan and the SERP vest in full upon completion of five years of vesting service, when the participant reaches age 65 or if the participant dies while in active service with the Company. Participants may begin receiving full retirement benefits at age 65 and may be eligible for reduced benefits if retiring at an earlier age with a minimum of five years of vesting service. As of December 31, 2012, none of the NEOs were eligible for early retirement under the Retirement Plan. Benefits under the SERP may be forfeited at the discretion of the Company if the participant engages in unauthorized competition with the Company, is discharged for cause, or performs acts of willful malfeasance or gross negligence in a matter of material importance to the Company. The Retirement Plan and the SERP were closed to new participants effective January 1, 2009.

Beginning January 1, 2012, all ING U.S. employees transitioned to a new cash balance pension formula under the Retirement Plan. A similar change to the SERP was also made. The cash balance pension formula credits 4% of eligible compensation to a hypothetical account in the Retirement Plan and SERP, as applicable, each month. Account balances receive a monthly interest credit based on a 30-year Treasury bond rate published by the IRS in the preceding August of each year (for 2012 that rate was 3.65%). Participants in the Retirement Plan and SERP prior to January 1, 2012 will transition to the new cash balance pension formula during the two-year period ending December 31, 2013. Benefits that accrue during the transition period will be determined based on the prior final average pay pension formula or the new cash balance pension formula, whichever is greater. As participants in the Retirement Plan and the SERP prior to January 1, 2012, pension benefits for Messrs. Becker and Leary that accrue from January 1, 2012 through the transition period will be determined based on the greater of the prior final average pay pension formula or the new cash balance pension formula. Pension benefits that accrue after the transition period will be solely based on the new cash balance pension formula. Pension benefits for NEOs hired after December 31, 2008, including Messrs. Martin and Karaoglan and Ms. Beams, will be determined based solely on the new cash balance pension formula beginning January 1, 2012.

During 2012, Mr. Steenbergen participated in the ING Group Directors’ Pension Scheme (the “Directors’ Pension Plan”), to which a percentage of his base salary was automatically contributed. The benefit under the Directors’ Pension Plan is calculated based on the participant’s years of service and fixed annual salary (adjusted annually). Members of the Directors’ Pension Plan may begin receiving full retirement benefits at age 65 and may be eligible for reduced benefits if retiring at an earlier age.

The following table presents the accumulated benefits under the pension plans in which each NEO participates.

Pension Benefits in 2012(1)

Name	Plan Name	Number Years Credit Service	Present Value of Accumulated Benefit	Payments During 2012
Rodney O. Martin, Jr.	Retirement Plan	1	$10,090	$0
	SERP	1	$20,119	$0
Alain M. Karaoglan	Retirement Plan	1	$9,616	$0
	SERP	1	$19,193	$0
Ewout L. Steenbergen	ING Group Directors’ Pension Plan	18.5	$1,579,110	$0
Maliz E. Beams	Retirement Plan	1	$9,900	$0
	SERP	1	$19,728	$0
Jeffrey T. Becker	Retirement Plan	18	$350,479	$0
	SERP	18	$703,070	$—

Former Executive
Robert G. Leary	Retirement Plan	5	$143,453	$—
	SERP	5	$284,998	$—

(1)	Assumptions for the “—Pension Benefits in 2012” table include:

The present value of accumulated benefits under the Retirement Plan and SERP shown in the “—Pension Benefits in 2012” table is calculated using the same actuarial assumptions used by the Company for GAAP financial reporting purposes, and assuming benefits commence as of age 65 under both plans. Those assumptions are:

•	The discount rate is 4.05%.

•	The RP-2000 Mortality Table with generational projection using Scale AA for males and females after commencement at age 65. No mortality assumed before age 65.

•	The interest crediting rate on cash balance accounts is 3.5%, except AFS cash balance benefits have a minimum of 5.0%.

•	The cost of living adjustment under prior AFS benefits is 2.2%.

Assumptions for the 2012 ING Group Director’s Pension Plan include:

•	The discount rate is 3.70%, long-term rate of return on plan assets is 3.40%, and general inflation is 2.00%.

•	No general salary increase is assumed; promotional/seniority increase is assumed to be 10% between age 15 and 44.

•	Social Security increase is 2.00%; there is no cost-of-living indexation during 2013 or 2014 and for 2015 indexation is 2.00%.

•	Mortality is based on the AG Generational Table 2012-2062 with mortality rates from the Banking Sector.

•

Retirement age is equal to the normal pension age, 65. In lieu of deferment, Mr. Steenbergen has the option to commence his benefits immediately and would receive a monthly life annuity of approximately €2,138.

•	Payment is assumed to be in the form of a life-long annuity, and in the event of disability, a temporary annuity payable until the age of 65.

•	The conversion rate from Euro to USD is 1.2946 (as of January 1, 2012).

Nonqualified Deferred Compensation Plans

The Company maintains the DCSP, a nonqualified deferred compensation plan that allows employees to contribute to deferred compensation accounts amounts above the 401(k) annual limit and provides certain company matching contributions on the deferred amounts.

ING Insurance Americas 409A Deferred Compensation Savings Plan

Eligible employees who meet certain compensation thresholds may elect to participate in the DCSP. Participating employees may elect to defer up to 50% of their salary, up to 50% of their sales-based commission compensation, up to 100% of their short-term variable compensation (excluding sales-based commissions) and up to 100% of their long-term variable compensation and may also elect to defer compensation they would have contributed to their 401(k) Plan accounts were it not for the compensation and contribution limits under the Internal Revenue Code. The Company provides a 6% matching contribution on certain amounts elected to be deferred under the DCSP to enable company-matched contributions on deferrals that are in excess of the 401(k) contribution limits. The aggregate company match under the 401(k) plan and DCSP for 2012 was limited to $45,000.

The table below presents, for each NEO, 2012 information with respect to the DCSP.

Nonqualified Deferred Compensation Plans Table for 2012

Name	Executive Contributions in 2012(1)	Registrant Contributions in 2012(1)	Aggregate Earnings in 2012(2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at 2012 End
Rodney O. Martin, Jr.	$80,132	$30,300	$12,810	$0	$198,380
Alain M. Karaoglan	$59,132	$30,300	$8,653	$0	$146,033
Ewout L. Steenbergen	$0	$0	$0	$0	$0
Maliz E. Beams	$36,295	$36,295	$1,586	$0	$74,176
Jeffrey T. Becker	$63,643	$30,300	$101,597	$0	$2,267,894

Former Executive
Robert G. Leary	$821,633	$34,000	$332,815	$0	$6,126,270

(1)

Amounts reported in this column that are reported in the “Summary Compensation Table” are: Mr. Martin—$80,132 base salary; Mr. Karaoglan—$59,132 base salary; Ms. Beams—$36,295 base salary; Mr. Becker—$63,643 base salary; and Mr. Leary—$81,482 base salary and $740,651 stock awards.

(2)

Amounts in this column reflect the interest earned on notional investments, which investments are elected by the participant. The participant has the ability to change his or her investment election only during the annual open enrollment period.

Potential Payments upon a Termination or Change in Control

ING Americas Severance Pay Plan

The ING Americas Severance Pay Plan (the “Severance Plan”) provides for the payment of severance benefits to eligible employees in the event of a qualifying termination of employment. Examples of qualifying termination events include an employee’s job elimination as a result of a reduction in workforce, an acquisition, a merger, divestiture or restructuring, outsourcing or position elimination. Other examples of qualifying termination events are significant pay reductions due to an employer-requested job change, the transfer of an employee’s job function more than 50 miles from the employee’s current work location, an employee’s job being filled while the employee is on an approved leave and the expiration of an employee’s expatriation assignment. Employees whose employment terminates for reasons other than a qualifying termination, including those who resign or are terminated for unsatisfactory performance, violation of laws or Company policies or similar reasons are not eligible for payments under the Severance Plan. Under the Severance Plan, eligible employees who do not sign a waiver and release agreement in connection with their employment termination receive two weeks of eligible pay. Employees who sign a waiver and release receive a benefit equal to the greatest of six weeks of eligible pay, two weeks of eligible pay per year of service (up to 52 weeks of eligible pay), or two weeks of eligible pay per $10,000 of eligible pay (up to 52 weeks of eligible pay). Outplacement and support services may be provided to eligible employees at the discretion of the Company. Mr. Martin has an employment agreement that provides for a lump-sum severance payment equal to annual salary in the event of an involuntary separation without “Cause” or for “Good Reason,” as defined in the employment agreements. Pursuant to Mr. Steenbergen’s localization arrangements, if he is involuntarily terminated without “Cause” (as defined in his offer letter), prior to April 15, 2014, in addition to severance under the ING U.S. Severance Plan, he will be paid a market value allowance of $400,000 on April 14, 2014. Ms. Beams’ offer letter provides for a lump sum severance payment equal to $600,000 in the event her employment is terminated without “Cause,” as defined in the offer letter, prior to the first vesting of 50% of her Deal Incentive Award. See the description of individual agreements in “—Employment Agreements” below for additional information regarding these arrangements. Currently, there are no other employment agreements that provide payments due to termination of employment. Mr. Karaoglan, Mr. Steenbergen, Ms. Beams and Mr. Becker are eligible to participate in the ING U.S. Severance Plan that is generally available to all full-time and part-time employees. For 2012, Mr. Steenbergen was eligible for severance benefits in accordance with Dutch legal requirements.

Employment Agreements

Employment Agreement of Mr. Martin

The Company has an employment agreement with Mr. Martin, who serves as Chief Executive Officer of the Company and a member of its Board of Directors. The agreement provides that in the event of an IPO of the Company, and conditioned upon Mr. Martin’s continued employment thereafter, Mr. Martin will assume the role of Chairman of the Board of the Company in addition to his current roles. The term of the employment agreement is April 4, 2011 to December 31, 2014 and can be extended by mutual agreement.

Under the terms of his employment agreement, Mr. Martin receives an annual base salary of $1 million and has the opportunity for certain incentive payments. Mr. Martin is eligible to participate in the ICP, under which he may receive an award subject to his achievement of pre-established performance goals during each year ending during his employment. The amounts awarded under the ICP are determined by the Supervisory Board and have a target of 100% of base salary with an opportunity to earn up to 200% of his base salary, a certain portion of which is subject to deferral.

In addition to his base salary and ICP opportunity, Mr. Martin received an Offering Incentive Award in the amount of $6 million upon completion of our IPO, consisting of $2 million in cash and $4 million in Company restricted stock based on the IPO price. The cash component of the award was paid after the completion of the IPO. The restricted shares will vest as follows, provided that Mr. Martin is still employed by the Company on the applicable vesting date: (i) prior to December 31, 2014, if the Company completes one or more additional public offerings, a number of shares underlying the restricted share award shall vest equal to (I) the total number of shares underlying the original restricted share award multiplied by (II) the percentage of Company shares held by ING Group after the IPO that are sold in an additional public offering, and (ii) on December 31, 2014, if all of the shares underlying the original restricted stock award have not yet vested, and ING Group owns less than 50% of the amount of Company shares that it held prior to the IPO (the “Pre-IPO Shares”), then 50% of the unvested restricted shares shall vest (but no shares will vest if ING Group continues to own 50% or more of the Pre-IPO Shares). If the number of shares underlying the restricted stock award that have vested pursuant to the above is less than the “Minimum RSA Shares,” determined as (I) the number of shares underlying the restricted stock award multiplied by (II) a fraction, the numerator of which is the amount by which the percentage of the Pre-IPO Shares no longer owned by ING Group as of December 31, 2014 exceeds 33.33% and the denominator of which is 66.67%, then an additional number of shares underlying the restricted stock award shall vest such that the total number of shares that have vested is not less than the Minimum RSA Shares. All unvested shares underlying the restricted share award that have not vested as of December 31, 2014 shall be forfeited. In the event of Mr. Martin’s termination without cause, termination for good reason, death or disability prior to a relevant payment or vesting date, any unpaid portion of the Offering Incentive Award will immediately vest and be paid, unless applicable law or regulation requires payment in a different form or at a different time. Except as provided in his employment agreement, Mr. Martin’s restricted shares will be subject to the terms of the equity plan for executive officers of the Company in effect at the time of the IPO and to the terms of his award agreement under it.

During his employment, Mr. Martin is eligible to receive long-term equity-based incentive awards. With respect to the 2011 and 2012 performance years, he was eligible, in ING Group’s sole discretion, to receive up to a maximum aggregate amount of $2,000,000 in long-term incentive awards (his “Long-Term Incentive”). Beginning for fiscal year 2013 performance, Mr. Martin will be eligible to receive an annual long-term incentive award, as determined in its discretion by the Compensation Committee of the Board of Directors of the Company, under one or more compensation plans to be established by the Company in its discretion. Mr. Martin is entitled to participate in each of the Company’s employee benefit and welfare plans, including plans providing retirement benefits or medical, dental, hospitalization, life or disability insurance, on a basis that is at least as favorable as that provided to other senior executives of the Company.

Mr. Martin’s employment agreement contains various provisions governing termination. If the Company terminates Mr. Martin’s employment for cause (which includes willful failure to perform substantially under the agreement, after demand for substantial performance has been given by the Board of Directors of the Company that specifically identifies how he has not substantially performed his responsibilities, engagement in illegal conduct or in gross negligence or willful misconduct, in any case, that is materially and demonstrably injurious to either ING Group or the Company and material breach of non-compete, non-solicitation and other restrictive covenants in the employment agreement) or if Mr. Martin terminates his employment other than for good reason (which includes a reduction in salary or incentive award opportunities, failure to pay compensation or other amounts due under the agreement, failure to elect and maintain Mr. Martin in the positions contemplated by the employment agreement, any material reduction or other materially adverse action related to his authority, responsibilities or duties, or relocation of his principal office more than 50 miles from the New York City metropolitan area) the Company will pay his unpaid salary through the end of his employment, his salary for any accrued but unused paid time off, any accrued expense reimbursements and other cash entitlements and any unpaid but vested ICP award for a year ending before the end of his employment (collectively, his “Accrued Compensation”). In addition, the Company will pay any benefits to which he is entitled under any plan, contract or arrangement other than those described in the employment agreement, (including any unpaid deferred compensation and other cash compensation accrued by him through the end of his employment) (collectively, the “Other Benefits”).

If the Company terminates Mr. Martin’s employment without cause or if he terminates his employment for good reason, the Company will pay his Accrued Compensation, the Other Benefits, a pro rata ICP award (based on actual performance through the termination date, multiplied by the number of days of employment before termination divided by 365), and a lump-sum severance payment equal to his salary and any unpaid portion of the Offering Incentive Award. The Company’s obligation to make the specified payments and benefits in the event of a termination by the Company without cause or by Mr. Martin for good reason is conditioned upon Mr. Martin’s execution and delivery, without subsequent revocation, of an agreement releasing ING Group from all other liability.

Employment Agreement of Mr. Karaoglan

Mr. Karaoglan serves as the Executive Vice President and Chief Operating Officer of the Company, reporting to the CEO. Certain terms and conditions of his employment are set forth in an offer letter dated April 5, 2011. Mr. Karaoglan is employed at will, and the Company may change the terms of or terminate his employment at any time.

Under the terms of his offer letter, Mr. Karaoglan received an annual base salary of $650,000 and has the opportunity for certain incentive payments. Mr. Karaoglan is eligible to receive an annual incentive award with a target bonus opportunity of 100% of his base salary with the opportunity to earn up to 200% of his base salary, a certain portion of which is subject to deferral. Mr. Karaoglan is also eligible to participate in the LSPP, under which he may receive a long-term incentive award of ING Group restricted stock and/ or performance shares with a target value of 100% of his salary.

In addition to his base salary, annual incentive award opportunity and long-term incentive award opportunity, Mr. Karaoglan received an Offering Incentive Award in the amount of $2 million upon completion of our IPO, consisting of $666,667 in cash and $1,333,333 in restricted Company stock based on the IPO price. The cash component of the award was paid after the completion of the IPO. The restricted shares will vest pursuant to the same terms and conditions as those described above for the vesting of the Offering Incentive Award of Mr. Martin, under “—Employment Agreement of Mr. Martin.” All unvested shares underlying the restricted share award that have not vested as of December 31, 2014 shall be forfeited. If Mr. Karaoglan’s employment is terminated without cause (which includes willful failure to perform substantially under the agreement, after demand for substantial performance has been given by the Company that specifically identifies how he has not substantially performed his responsibilities, and engagement in illegal conduct or in gross negligence or willful misconduct, in any case, that is materially and demonstrably injurious to the Company) or for good reason (which includes a reduction in salary or ICP award opportunity, more than 50% of his responsibilities change and are not replaced with other responsibilities of generally similar significance or relocation of his principal office more than 50 miles from the New York City metropolitan area), death or disability following an IPO but prior to a relevant vesting or payment date, the Offering Incentive Award will immediately vest and be paid, unless applicable law or regulation requires payment in a different form or at a different time. Except as provided in his offer letter, Mr. Karaoglan’s restricted stock award will be subject to the terms of the equity plan for executive officers of the Company in effect at the time of the IPO and to the terms of his award agreement under it.

Employment Agreement of Mr. Steenbergen

Mr. Steenbergen serves as Executive Vice President and Chief Financial Officer of the Company. During 2012, prior to Mr. Steenbergen’s localization and the execution of his offer letter, dated March 28, 2013, Mr. Steenbergen was party to an employment agreement with ING Group, as Director of the Retail Division of ING Nederland. This agreement was originally entered into on May 19, 2004 and was amended effective January 1, 2006. Mr. Steenbergen’s employment agreement was governed by Dutch law, with ING Group able to terminate the agreement with six months’ notice and Mr. Steenbergen able to terminate the agreement with three months’ notice. See “—Expatriate Arrangements and Localization of Mr. Steenbergen” for more information regarding the terms of Mr. Steenbergen’s offer letter.

Under the terms of his employment agreement as in effect on December 31, 2012, Mr. Steenbergen was eligible for awards of ING Group options, shares and performance shares under the LEO. Mr. Steenbergen also received a long-term bonus upon 10, 25 and 40 years of employment, in the amount of 25% of his net monthly salary and, 100% and 200%, of his gross monthly salary, respectively.

Mr. Steenbergen was entitled to lease a vehicle and was also eligible for reimbursement of certain expenses, including representation fees and telephone fees as well as relocation expenses. If Mr. Steenbergen took out a mortgage on a residence from an ING Group company, he was entitled to a 25% discount on a maximum of €500,000 of the mortgage interest payable.

Mr. Steenbergen was eligible to participate in the ING Group Directors’ Pension Plan and, if employed in the Netherlands in 2012 would have been eligible for the ING Group Company Savings Scheme. For a description of the ING Group Directors’ Pension Plan, see “—Pension Benefits” above. If Mr. Steenbergen became unable to work due to disability, he would have received 100% of his fixed annual salary for one year. In the second year of disability, Mr. Steenbergen would have been paid 100% of his salary in respect of any hours worked and, in respect of any hours not worked, he would have received a payment based on 70% of his annual income. Unless not possible due to the nature of the disease or disability, Mr. Steenbergen would have been reintegrated to work according to a mutually agreed-upon written reintegration plan. He would have been eligible for a discretionary bonus of 20% of his annual income after one year of disability, subject to sufficient cooperation with a written reintegration plan and 10% of his annual income after two years of disability, subject to a determination that he had reached the maximum attainable reintegration from a medial and labor perspective.

If Mr. Steenbergen’s employment had terminated due to occupational disability, retrenchment or retirement, he would have received a payment of three times his fixed monthly salary. If Mr. Steenbergen had died prior to his retirement date, his spouse would have received a payment of four times his fixed monthly salary, any children under 21 years old would have been entitled to a payment of one-fourth of his monthly salary and any children between the ages of 21 and 27 years old would have received a payment of half of his monthly salary.

The terms of Mr. Steenbergen’s localization and his employment as a local employee of the Company are set forth in an offer letter dated March 28, 2013. Since his localization, Mr. Steenbergen is employed at will, and the Company may change the terms of or terminate his employment at any time. Under the terms of his offer letter, Mr. Steenbergen, beginning April 1, 2013, will receive a base salary of $550,000 and has a target annual incentive opportunity of 100% of his base salary, and a long-term incentive opportunity of 200% of his base salary. To support his transition to a local, market competitive compensation package, Mr. Steenbergen will receive a market value allowance of $400,000 for each twelve-month period beginning April 15, 2013 and 2014, respectively. If, however, Mr. Steenbergen is terminated for “cause” (as defined in his offer letter) prior to the payment of his market value allowance in 2014, Mr. Steenbergen will not receive such payment. In addition, if Mr. Steenbergen voluntarily leaves employment with the Company prior to April 15, 2015, he is required to repay a prorated amount of the market value allowance already paid. Following his localization, Mr. Steenbergen is now eligible to participate in Company-sponsored health and insurance programs, offered on the same terms and conditions as those made generally available to all full-time and part-time employees, as well as the DCSP and the Retirement Plan.

Mr. Steenbergen was awarded a Deal Incentive Award with an original value of $650,000, subject to the terms and conditions described above under “—Compensation of Named Executive Officers—Grants of Plan Based Awards—Deal Incentive Awards,” which, in connection with his localization, was increased to $800,000.

Employment Agreement of Ms. Beams

Ms. Beams serves as the Chief Executive Officer, Retirement, of the Company, reporting to the CEO. Certain terms and conditions of her employment are set forth in an offer letter dated May 27, 2011. Ms. Beams is employed at will, and the Company may change the terms of or terminate her employment at any time.

Under the terms of her offer letter, Ms. Beams receives an annual base salary of $600,000 and has the opportunity for certain incentive payments. Ms. Beams is eligible to receive an annual incentive award with a target bonus opportunity of 125% of her base salary, a certain portion of which is subject to deferral. Ms. Beams is also eligible to participate in the LSPP, under which she may receive a long-term incentive award of ING Group restricted stock and / or performance shares with a target value of 125% of her base salary.

In addition to her base salary, annual incentive award opportunity and long-term incentive award opportunity, Ms. Beams received an Offering Incentive Award with an aggregate value of $1.5 million, upon completion of the IPO. The award amount has converted into shares of restricted common stock of the Company on the closing date of the IPO. Fifty percent of the restricted shares granted upon the IPO will fully vest at the end of the 180-day IPO lock-up period. The remaining 50% will fully vest at the earlier of (i) the end of the lock-up period specified in the underwriting agreement related to the Secondary Offering following the IPO or (ii) the date of closing of any post-IPO merger or acquisition of the Company.

If Ms. Beams’ employment terminates prior to the expiration of the 180-day lock-up period, the award will be forfeited and no amount will be paid, other than a lump-sum severance payment as described below. If her employment is terminated after the expiration of the 180-day lock-up period, then only the second 50% of the restricted stock would be forfeited. If her employment is terminated either (i) by the Company for any reason after the date of a Secondary Offering but prior to the expiration of the associated lock-up period, or (ii) by an acquirer for any reason after the date of execution of the merger or acquisition agreement related to an acquisition of the Company, as applicable, then the remaining 50% of the restricted Company common stock will be forfeited.

The terms of Ms. Beams’ offer letter provide that upon a termination without cause prior to the earlier of (i) the first vesting of 50% of her Offering Incentive Award or (ii) the closing date of a trade sale of the Company, the Company will pay her a lump-sum payment of $600,000. Ms. Beams’ severance benefit equal to 52 weeks of base salary continuation under the Severance Plan is also guaranteed if a qualifying termination occurs within two years from her date of hire.

Employment Agreement of Mr. Becker

Mr. Becker serves as the Chief Executive Officer of Investment Management. Certain terms and conditions of his employment are set forth in an offer letter from Aetna Life & Casualty, dated July 25, 1994. Under the terms of his offer letter, Mr. Becker is entitled to an annual base salary of $82,500, which may be reviewed and adjusted. Mr. Becker’s current annual base salary, as described above under “—2012 Compensation—Base Salary” was $350,000 from January 1, 2012 through February 29, 2012 and $400,000 from March 1, 2012 through December 31, 2012. Mr. Becker is employed at will, and the Company may change the terms of or terminate his employment at any time.

Mr. Becker is party to a letter agreement making him eligible to receive a Deal Incentive Award of $800,000, subject to the terms and conditions described above under “—Compensation of Named Executive Officers—Grants of Plan Based Awards—Deal Incentive Awards.”

Employment Agreement of Mr. Leary

On March 26, 2011, we entered into an employment agreement with Mr. Leary, who served as the President and Chief Operating Officer of the Company, reporting to the CEO. Mr. Leary’s employment agreement was amended in December 2012 in conjunction with the termination of his employment. Mr. Leary went on leave in September 2012 pending his departure from the Company, which occurred on December 6, 2012.

Under the terms of his employment agreement, as amended, Mr. Leary received an annual base salary of $900,000 and had the opportunity for certain incentive payments. Mr. Leary was eligible to participate in the ICP, under which he was eligible to receive an award subject to his achievement of pre-established performance goals during each year ending during his employment. The amounts awarded under the ICP were determined by the Supervisory Board and had a target of 150% of base salary with an opportunity to earn up to 300% of his base salary, a certain portion of which was subject to deferral. Mr. Leary was also eligible to receive an annual long-term incentive award for each year ending during the term of his employment agreement equal to 150% of his salary. Had Mr. Leary been employed upon the successful completion of the IPO of the Company, he would have been eligible to receive an Offering Incentive Award. Due to the cessation of his employment prior to the IPO, Mr. Leary is no longer eligible for that award.

During his employment, Mr. Leary was entitled to participate in each of ING Group’s employee benefit and welfare plans, including plans providing retirement benefits or medical, dental, hospitalization, life or disability insurance, on a basis that was at least as favorable as that provided to other senior executives of the Company.

The terms of Mr. Leary’s employment agreement provided that upon a termination without cause, the Company would pay his Accrued Compensation, the Other Benefits (including awards under the long-term incentive plans), a pro rata ICP award (based on actual performance through the termination date, multiplied by the number of days of employment since the year ending before termination divided by 365), and a lump-sum severance payment equal to his salary. Pursuant to the amendment to Mr. Leary’s employment agreement, Mr. Leary agreed to forfeit his right to receive the vesting and payment of certain equity awards, in an aggregate amount of $1,000,000 in consideration for a reduction from 12 months to 6 months to the length of time during which he agreed not to compete with the Company. The Company’s obligation to make the specified payments and benefits in the event of a termination by the Company without cause was conditioned upon Mr. Leary’s execution and delivery, without subsequent revocation, of an agreement releasing ING Group from all other liability, which Mr. Leary executed on December 20, 2012.

Potential Payments upon Termination or Change of Control Table(1)

The following table sets forth, for each NEO who was employed as of December 31, 2012, an estimate of potential payments the NEO would have received at, following, or in connection with a termination of employment under the circumstances enumerated below on December 31, 2012.

Name	Termination Trigger	Severance(2)	Continued Benefits Health and Welfare Continuation		Equity Vesting(3)	Other Benefits(4)	Total
Rodney O. Martin, Jr.	Involuntary termination without cause / for good reason(5)	$1,000,000	$		$459,857	$8,500	$1,468,357
	Voluntary Termination(6)	$—		$—	$—	$—	$—
	Retirement(6)	$—		$—	$—	$—	$—
	Death(6)	$—		$—	$986,032	$—	$986,032
	Disability(6)	$—		$—	$—	$—	$—
	Involuntary termination following Change in Control(5)	$1,000,000		$—	$459,857	$8,500	$1,468,357
Alain M. Karaoglan	Involuntary termination without cause / for good reason(5)	$650,000		$8,274	$628,152	$8,500	$1,294,926
	Voluntary Termination(6)	$—		$—	$—	$—	$—
	Retirement(6)	$—		$—	$—	$—	$—
	Death(6)	$—		$—	$1,322,621	$—	$1,322,621
	Disability(6)	$—		$—	$—	$—	$—
	Involuntary termination following Change in Control(5)	$650,000		$8,274	$628,152	$8,500	$1,294,926
Ewout L. Steenbergen(7)	Involuntary termination without cause / for good reason(5)	$741,265		$—	$473,328	$—	$1,214,593
	Voluntary Termination(6)	$—		$—	$—	$—	$—
	Retirement(6)	$—		$—	$—	$—	$—
	Death(6)	$142,406		$—	$729,184	$—	$871,590
	Disability(6)	$106,805		$—	$84,052	$—	$190,857
	Involuntary termination following Change in Control(5)	$741,265		$—	$473,328	$—	$1,214,593
Maliz E. Beams	Involuntary termination without cause / for good reason(5)	$600,000		$8,219	$513,094	$608,500	$1,729,813
	Voluntary Termination(6)	$—		$—	$—	$—	$—
	Retirement(6)	$—		$—	$—	$—	$—
	Death(6)	$—		$—	$1,213,217	$—	$1,213,217
	Disability(6)	$—		$—	$—	$—	$—
	Involuntary termination following Change in Control(5)	$600,000		$8,219	$513,094	$608,500	$1,729,813
Jeffrey T. Becker	Involuntary termination without cause / for good reason(5)	$684,945		$8,274	$1,869,536	$8,500	$2,571,255
	Voluntary Termination(6)	$—		$—	$—	$—	$—
	Retirement(6)	$—		$—	$—	$—	$—
	Death(6)	$284,945		$—	$2,136,654	$—	$2,421,599
	Disability(6)	$284,945		$—	$928,008	$—	$1,212,953
	Involuntary termination following Change in Control(5)	$684,945		$8,274	$1,869,536	$8,500	$2,571,255

(1)

All amounts assume that the triggering event took place on December 31, 2012 and the price per share of ING Group ordinary share was €7.06; US $9.33 on December 31, 2012. No pro-rata bonus for the year of termination is included in the table because termination is assumed to be as of December 31, 2012 and full bonus would have been deemed earned as of that date. As of December 31, 2012, none of the named executive officers were retirement eligible, therefore retirement benefits are not reported. There are no change in control provisions that would affect the level of benefits payable from the pension plans. The ING U.S. Severance Plan determines benefits under a formula that takes into account service and salary. The Plan’s maximum severance benefit is equal to 52 weeks of eligible pay.

(2)

Under the terms of his employment agreement, cash severance payments to Mr. Martin would be made in a lump sum by the Company. Under the terms of her offer letter, Ms. Beams’ $600,000 cash payment would be made in a lump sum by the Company. Under the terms of the Severance Plan and subject to the executive’s execution of a release, cash severance payments to Mr. Karaoglan, Ms. Beams and Mr. Becker would be made by the Company in substantially equal, semi-monthly payments as the same time as the regular payroll, for the duration of the severance period. The amount for Mr. Becker also includes the value as of December 31, 2012 of a deferred bonus granted on May 7, 2010, which is scheduled to vest on April 1, 2013 ($284,954). The deferred bonus were notionally invested in ING managed funds.
(3)

The equity valuations were determined using the ING Group closing share price on December 31, 2012 and the interim payout percentages for performance shares as of this same date. These totals exclude the values of the Transaction Incentive Bonuses. The following table details the equity valuations determined using the ING Group closing share price on December 31, 2012.

		Performance Shares
Name	Stock Options	Total Value	Prorated Value	Deferred Shares	Restricted Stock
Rodney O. Martin, Jr.	$0	$789,253	$263,078	$196,779	$0
Alain M. Karaoglan	$0	$1,125,842	$431,373	$196,779	$0
Ewout L. Steenbergen	$84,052	$461,434	$205,577	$183,698	$0
Maliz E. Beams	$0	$1,147,273	$447,150	$65,944	$0
Jeffrey T. Becker	$54,954	$529,524	$262,406	$679,121	$873,055

(4)

The executive outplacement services program for executives with a salary of $275,000 or more provides services for up to 12 months at a fixed cost of $8,500 per participant. All NEOs would be eligible, except Mr. Steenbergen.

(5)

Treatment and valuation of various equity awards upon involuntary termination are as follows: (1) options under the LEO Plan vest and may be exercised within 12 months of the official termination date; (2) performance shares under the LEO Plan are cashed out on a pro-rated basis based on ING Group’s most recent “relative TSR ranking” at the time of termination (2009-2011 Cycle: 133%; 2010-2012 Cycle: 183%), the number of months completed in each performance cycle and the ING Group stock price of the day following termination (12/31/12 Closing Price: €7.06; US $9.33); (3) performance shares granted under the LSPP are cashed out on a pro-rated basis based on ING Group’s most recent performance factor at the time of termination (100% for 2012 performance year), the number of months completed in current performance cycle (12 of 12), the forfeiture of all shares of future performance periods and the ING Group stock price on the termination date (12/31/12 Closing Price: €7.06; US $9.33); (4) deferred shares under the LSPP vest fully upon termination and (5) restricted stock is treated in accordance with individual restricted stock agreements. The relative TSR ranking is a relative total shareholder return measure, which captures the return received by stockholders and is measured against a group of 19 competitors’ TSRs.

(6)

Treatment and valuation of various equity awards upon termination due to retirement, death or disability is as follows: (1) options under the LEO Plan vest and may be exercised during the remainder of the option term; (2) performance shares under the LEO Plan continue to vest in accordance with their terms, with the full award payable based on ING Group’s relative TSR ranking at the end of the performance cycle and the ING group stock price on the date of vesting and paid out in cash only; (3) performance shares under the LSPP will be paid in cash, with the number of performance shares vesting multiplied by a performance factor and based on target payout; in the event of retirement or disability, awards will continue to vest upon original vesting dates, and in the event of death, awards will be deemed to have vested on the day of death; (4) deferred shares under the LSPP—in the event of retirement or disability, awards will continue to vest upon original vesting dates, and, in the event of death, shares vest fully; and (5) restricted stock is treated in accordance with individual restricted stock agreements.

(7)

Severance benefits for Mr. Steenbergen under the ING Group policy are determined under a formula that takes into account age-weighted service, eligible compensation and variable “C-factor” which is determined by management. For this estimate, the C-factor is equal to 1 but may be higher or lower. In the event of retirement or disability a payment of three times monthly salary will be made and in the event of death a payment of four times monthly salary will be made. No internal policy changes or change in legislation after December 31, 2012 have been taken into account for this calculation. The Euro conversion rate to USD is 1.2946 (as of January 1, 2012). In the event of termination, we would assume the actual costs of Mr. Steenbergen’s repatriation.

We have not included Mr. Leary in the table because he was no longer employed by us on December 31, 2012 and the amounts paid or payable in 2012 to Mr. Leary in connection with his departure, in addition to the $314,809 value of the acceleration of his stock options that were unvested as of December 6, 2012 (based on the ING Group share price on December 6, 2012), are set forth above in the “Summary Compensation Table” and the “Option Exercises and Stock Vested Table for 2012” and the related discussions above.

Compensation of Directors

ING U.S. has not yet paid any compensation to our directors in their capacity as members of the Board of Directors of ING U.S., except for Mr. Hubbell, who received director’s fees of $40,000 for 2012. In 2013, prior to the date of this prospectus Mr. Hubbell received $27,500 in compensation for his service during the quarter ended March 31, 2013, comprised of (i) director’s fees of $21,250 (representing one quarter of the annual director’s fee of $85,000); (ii) Audit Committee retainer of $1,250 (representing one quarter of the annual Audit Committee retainer of $5,000) and (iii) Audit Committee Chair retainer of $5,000 (representing one quarter of the Audit Committee Chair retainer of $20,000). In addition, in 2013, Mr. Hubbell was awarded a Deal Incentive

Award of $50,000. See “—Compensation of Named Executive Officers—Grants of Plan-Based Awards—Deal Incentive Awards.” We anticipate that directors who are not employees of ING U.S. or of any of our affiliated companies (including ING Group) will receive an annual fee for service on the Board of Directors and may also receive equity awards from time to time, as long as consistent with all applicable laws and regulations, including CRD III for as long as ING Group owns more than 50% of the Company and consolidates the Company for financial reporting purposes under IFRS. All members of the Board of Directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of the Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Continuing Relationship with ING Group

Prior to the completion of our initial public offering in May 2013, we were an indirect wholly owned subsidiary of ING Group, and continue to be part of ING Group’s consolidated business operations. Following our initial public offering, ING Group continues to hold a majority of our outstanding common stock, and as a result ING Group will continue to have significant control of our business, including pursuant to the agreements described below. See “Risk Factors—Risks Related to Our Separation from, and Continuing Relationship with, ING Group.” In addition, we expect that ING Group will continue to consolidate our financial results in its financial statements.

Shareholder Agreement

In connection with our initial public offering, we entered into a shareholder agreement with ING Group that will govern certain aspects of our continuing relationship (the “Shareholder Agreement”). In particular, the Shareholder Agreement addresses the composition of our board of directors and its committees, other corporate governance matters, ING Group approval and consent rights with respect to certain business and corporate actions we may take, mutual rights that we and ING Group will have with respect to business and financial information and financial accounting matters and ING Group rights with respect to subsequent sales of our common stock.

Board of Directors and ING Group Rights with Respect to Director Nomination

The Shareholder Agreement entitles ING Group, in connection with any election of directors by our shareholders, to have our board of directors include in the candidates it nominates for election (the “Company Slate”) a minimum number of directors designated by ING Group (“ING Group Directors”). The number of ING Group Directors that ING Group is entitled to have included on the Company Slate is based on its beneficial ownership of our common stock, as follows:

•

Until and including the date on which ING Group first ceases to beneficially own more than 50% of our outstanding common stock (which is referred to as the “Majority Holder Date”), ING Group will be entitled to nominate five ING Group Directors, who shall comprise a majority of our directors;

•

Following the Majority Holder Date, and until and including the date on which ING Group first ceases to beneficially own at least 35% of our outstanding common stock (which is referred to as the “First Threshold Date”), ING Group will be entitled to nominate three ING Group Directors (two, if we have fewer than eight directors on our board at such time); and

•

Following the First Threshold Date, and until and including the date on which ING Group first ceases to beneficially own at least 20% of our outstanding common stock (which is referred to as the “Third Threshold Date”), ING Group will be entitled to nominate two ING Group Directors (one, if we have fewer than eight directors on our board at such time).

Following the Third Threshold Date, ING Group will have no further right to nominate ING Group Directors.

The Shareholder Agreement also provides that, until the Majority Holder Date, our board of directors will consist of nine members, one of whom will be our CEO and three of whom will be “Independent Directors”, as defined by NYSE listing rules and Rule 10A-3 under the Exchange Act. On and after the first anniversary of the Majority Holder Date, our board of directors may reduce the number of directors to no fewer than seven members.

The Shareholder Agreement requires that, until the Third Threshold Date, if at any time the chairman of our board of directors is not an Independent Director, our board will designate a “lead director” who is an Independent

Director and who has the responsibilities described under “Management—Board of Directors—Lead Director.” In addition, the Shareholder Agreement includes provisions relating to the membership and conduct of our board and management committees, including providing that:

•	until the First Threshold Date, an ING Group Director shall serve on the Executive Committee of the board (see “Management—Board of Directors—Executive Committee of the Board”);

•	until the Majority Holder Date, our Executive Committee may not act without the consent of a majority of the Executive Committee, which majority must include the member who is an ING Group Director;

•

until the first anniversary of the effectiveness of the registration statement relating to our initial public offering, ING Group may at its option include on our audit committee an ING Group Director who is not an Independent Director; and afterwards may include on our Audit Committee an ING Group Director who is an Independent Director;

•	at any time during which the board of directors includes an ING Group Director who is also an Independent Director, at least one member of the Audit Committee shall be an ING Group Director;

•

until the Third Threshold Date, ING Group is entitled to have observers present at meetings of our Management Risk Committee and Management Investment Committee and to receive all materials, reports and other communications from such committees; and

•	our board committees shall have the membership and responsibilities described under “Management—Board of Directors.”

Consent Rights

The Shareholder Agreement provides that, until such time as ING Group ceases to beneficially own at least 30% of our outstanding common stock, the prior consent of ING Group will be required before we may take any of the following actions, whether directly or indirectly through a subsidiary:

•

any merger, consolidation or similar transaction (or any amendment to or termination of an agreement to enter into such a transaction) involving us or any of our subsidiaries, on the one hand, and any other person, on the other hand; other than (A) an acquisition of 100% of the capital stock of such other person or (B) disposition of 100% of the capital stock of one of our subsidiaries, in each case (x) involving consideration not exceeding $1 billion and (y) where none of (1) the book value of the assets or liabilities or (2) the sum of the assets under management and assets under administration of such Person exceeds $5 billion;

•

any acquisition or disposition of securities, assets or liabilities (including through reinsurance transactions) involving consideration or book value greater than $1 billion, other than transactions involving assets invested in our consolidated general account and approved in accordance with our established policies and procedures to monitor invested assets;

•	any change in our authorized capital stock or the creation of any class or series of our capital stock;

•	any issuance or acquisition of capital stock, except:

•	issuances of equity awards to directors or employees pursuant to an equity compensation plan;

•	issuances or acquisitions of capital stock of one of our subsidiaries to or by one of our wholly-owned subsidiaries; and

•

issuances or acquisitions of capital stock that our board of directors determines are necessary to maintain adequate capitalization or comply with a debt instrument or a legal or regulatory requirement;

•

any issuance or acquisition of debt securities involving an aggregate principal amount exceeding $1 billion, except for short term funding instruments and certain capital management facilities, which include certain intercompany debt and certain financial instruments that we use as operating leverage (e.g., to finance reserves or to collateralize reinsurance obligations);

•

any other incurrence of a debt obligation by having a principal amount greater than $1 billion, except for certain capital management facilities, which include intercompany debt and certain financial instruments that we use as operating leverage (e.g., to finance reserves or to collateralize reinsurance obligations);

•	entry into or termination of any joint venture or cooperation arrangements involving assets having a value exceeding $1 billion;

•

listing or delisting of any securities on a securities exchange, other than the listing or delisting of debt securities on the NYSE or any other securities exchange located solely in the United States;

•

any amendments to the charter (or equivalent authorizing document) of the management risk committee or the management investment committee that affects (A) the obligations of such committees to report their activities (or those of their respective subcommittees) to our board of directors or (B) the scope of authority of such committees;

•	the amendment (or approval or recommendation of the amendment) of our certificate of incorporation or by-laws; or

•	any filing or petition under bankruptcy laws, admission of insolvency or similar actions by us or any of our subsidiaries, or our dissolution or winding-up.

Information Rights, Disclosure and Financial Accounting

The Shareholder Agreement requires us, as long as ING Group is required under IFRS to consolidate our financial results with its financial results, and in any case for all financial periods commencing prior to the Majority Holder Date, to continue to provide ING Group with (A) information and data relating to our and our subsidiaries’ business and financial results and (B) access to our personnel, data and systems, in each case in the same manner as it does immediately prior to the completion of the IPO. In addition, during this period, we will be required to maintain accounting principles, systems and reporting formats that are consistent with ING Group’s financial accounting practices in effect as of the completion of the IPO, and in good faith to consider any changes to such principles, systems or reporting formats requested by ING Group. Furthermore, the Shareholder Agreement requires us during this time to maintain appropriate disclosure controls and procedures and internal control over financial reporting, and to provide quarterly certifications from our relevant officers and employees regarding such matters in accordance with ING Group’s internal standards, and to inform ING Group promptly of any events or developments that might reasonably be expected to materially affect our financial results.

Following the time at which the provisions of the immediately preceding paragraph cease to apply, and until the later of (A) ING Group being no longer required under IFRS (x) to account in its financial statements for its holdings in us under an equity method or (y) to consolidate our financial results with its financial results and (B) the Third Threshold Date, unless ING Group shall earlier provide written notice to us that it is opting-out of these provisions, we will be obligated to provide ING Group with (i) information and data relating to our and our subsidiaries’ business and financial results and (ii) access to our personnel, data and systems, in each case to the extent that such information, data or access is required for ING Group to meet its legal, financial or regulatory obligations or requirements (as determined by ING Group in its reasonable judgment).

The Shareholder Agreement provides that, until the Third Threshold Date, ING Group will have certain access and cooperation rights with respect to the independent public registered accounting firm responsible for the audit of our financial statements and to our internal audit function, and subject to applicable law and SEC and stock exchange rules, ING Group’s approval shall be required before we may engage a different independent public registered accounting firm.

The Shareholder Agreement also provides that, until the Third Threshold Date, we shall consult and coordinate with ING Group with respect to public disclosures and filings, including in connection with our quarterly and annual financial results. Among other requirements, we will, to the extent practicable, provide ING Group with a copy of any public release at least two business days prior to publication and consider in good faith incorporating any comments provided by ING Group. In addition, we and ING Group will have mutual rights with respect to any information and access each may require in connection with regulatory or supervisory reporting obligations or inquiries.

Rights with Respect to Policies and Conduct

The Shareholder Agreement provides that, until the Majority Holder Date, our Board of Directors shall, when determining to implement, amend or rescind any of our or our subsidiaries’ policies relating to risk, capital, investment, environmental and social responsibility or regulatory compliance (each, a “Critical Policy”), take into account our status as a consolidated subsidiary of ING Group, and the interests of ING Group with respect to such policies.

In addition, during any period in which ING Group is deemed to control us for U.S., European Commission or Dutch regulatory purposes, and in any case at all times prior to the Third Threshold Date, we:

•

may not adopt or implement any policies or procedures, and at ING Group’s reasonable request, must refrain from taking any actions, that would cause ING Group to violate any applicable laws to which ING Group is subject;

•

must, prior to implementing, amending or rescinding any Critical Policy, consult with ING Group and, to the extent consistent with its fiduciary duties, our Board of Directors must take into account the interests of ING Group with respect thereto; and

•	must maintain and observe the policies of ING Group to the extent necessary for ING Group to comply with its legal or regulatory obligations;

provided that nothing in the foregoing shall require us to take any action (including adopting or implementing any policy) or refrain from taking any action where such action or inaction would cause us to violate any applicable law.

Non-Solicitation

We and ING Group have agreed that, until the earlier of two years after the date of the Shareholder Agreement and the Third Threshold Date, neither we nor they shall solicit any then-current employee of the other party with respect to employment.

Provisions Relating to Specific Regulatory Requirements

Pursuant to the Shareholder Agreement, during any period in which we are deemed to be under the control of ING Group and at all times prior to the Third Threshold Date, we will, upon request from ING Group, promptly provide any information, records or documents requested or demanded by any governmental or regulatory authority with jurisdiction over ING Group or necessary for ING Group in connection with any filing, report or response to such entities and will, upon reasonable notice, provide access to such entities to our offices, employees and management, where and as required under applicable law.

The Shareholder Agreement requires us, until the date on which ING Group is no longer required under IFRS to consolidate our financial results with its financial results, to maintain remuneration practices and policies which comply with the CRD III requirements, including subjecting the compensation arrangements of all employees covered by the CRD III requirements to the approval of the Supervisory Board of ING Group.

The Shareholder Agreement also requires us to fully cooperate with the requirements of the 2012 Amended Restructuring Plan or any other future requirements imposed by the European Commission as a consequence of state aid received by ING Group.

Subsequent Equity Sales—ING Group Right of First Offer

Until the Third Threshold Date, the Shareholder Agreement provides ING Group (or a designated subsidiary of ING Group) with a right of first offer with respect to any issuances of our common stock or securities convertible or exchangeable for our common stock. In circumstances in which the right of first offer is applicable, we will be required to provide ING Group with at least ten business days’ notice of any such planned issuance, along with an estimated price range within which we expect to issue the common stock or other securities. If ING Group wishes to exercise its right of first offer, it will be entitled to purchase (and must enter into an irrevocable purchase commitment, subject only to any required regulatory approvals), at the same price as other purchasers of the issuance, a portion of the common stock or other securities we issue, in proportion to its then-current holdings of our outstanding common stock. ING Group’s commitment to purchase, and our ability to consummate the offering, will be contingent on the offering price being within the estimated price range we will have provided to ING Group. The right of first offer will not apply to issuances we make as consideration for mergers, acquisitions or exchange offers, in connection with equity-based compensation awards, or in connection with certain transactions approved by ING Group pursuant to its consent rights set forth in the Shareholder Agreement (unless otherwise provided in such consent).

Provisions Relating to Indemnification and Liability Insurance

The Shareholder Agreement provides that, until at least the day after the last date on which any director (including any member of the Supervisory Board or the Executive Board of ING Group), officer, employee or certain designated agents of ING Group or any of its subsidiaries (a “Group Individual”) is a director, officer or employee of the Company, we must indemnify (including advancement of expenses) each such directors, officers and employees to the greatest extent permitted under Section 145 of the DGCL and other applicable laws. Such indemnification must continue as to any Group Individual who becomes entitled to indemnification notwithstanding any subsequent change in our indemnification policies or that such Group Individual ceases to be a director, officer or employee of the Company.

The Shareholder Agreement also requires that we renew annually our insurance coverage with respect to director and officer and other fiduciary liability and liabilities under U.S. federal and state securities laws covering directors, officers and employees of the Company, Group Individuals, the Company, ING Group and respective Subsidiaries of the Company and ING Group. Such coverage generally is required to be renewed annually on substantially the same terms in order to cover any claims made on or prior to the sixth anniversary of the last date on which any Group Individual is a director, officer or employee of the Company, with certain exceptions and potential extensions. The Shareholder Agreement also provides a process for adjustments to these coverages and requires the Company and ING Group to share the cost of these coverages and to cooperate in handling renewals and claims.

Provisions with respect to certain obligations of the Company guaranteed by ING Group or its subsidiaries

Aetna Notes

ING Group guarantees approximately $644.8 million of various debentures of Lion Holdings that were assumed by Lion Holdings in connection with the Company’s acquisition of Aetna’s life insurance and related businesses in 2000 (the “Aetna Notes”). $138.7 million of the Aetna Notes mature in September 2013, and the remainder mature between 2023 and 2036.

The Company agreed in the Shareholder Agreement that it will reduce the aggregate outstanding principal amount of Aetna Notes to:

•	no more than $400.0 million as of December 31, 2015;

•	no more than $300.0 million as of December 31, 2016;

•	no more than $200.0 million as of December 31, 2017;

•	no more than $100.0 million as of December 31, 2018; and

•	zero as of December 31, 2019.

The reduction in principal amount of Aetna Notes may be accomplished, at the Company’s option, through redemptions, repurchases or other means, but will also be deemed to have been reduced to the extent the Company shall have posted collateral with a third-party collateral agent, for the benefit of ING Group, which may consist of:

•	cash collateral;

•	certain investment-grade debt instruments;

•	a letter of credit meeting certain requirements; or

•	senior debt obligations of ING Group or a wholly owned subsidiary of ING Group (other than the Company or its subsidiaries).

If collateral is posted in lieu of reducing the outstanding principal amount of Aetna Notes, the amount of such collateral shall be deemed to reduce the outstanding principal amount of Aetna Notes dollar-for-dollar, except that collateral consisting of certain investment grade debt instruments shall be subject to a “haircut”, calculated based on the applicable collateral margin that would be applied from time to time by the U.S. Federal Reserve System to such collateral if it were to be pledged as security for discount window advances.

If the Company fails to reduce the outstanding principal amount of the Aetna Notes as set forth above, the Company will pay a fee to ING Group, payable each quarter, equal to the Quarterly Fee Rate multiplied by the amount by which, as of the end of the immediately preceding fiscal quarter of the Company, the outstanding principal amount of Aetna Notes exceeded the limits set forth above. The “Quarterly Fee Rate” (i) for 2016, is 0.5% per quarter; (ii) for 2017, is 0.75% per quarter; (iii) for 2018, is 1.0% per quarter; and (iv) for 2019 and subsequent years, is 1.25% per quarter.

Other ING Group Guarantees

In addition to the specific provisions set forth above with respect to the Aetna Notes, the Shareholder Agreement also provides that, to the extent that ING Group or any of its subsidiaries (other than the Company or any of its subsidiaries) shall at any time make any payments with respect to any Company obligations that are the subject of a guarantee by ING Group or its subsidiaries (see “—Historical Related Party Transactions—Financing Arrangements—Guarantees”), the Company shall immediately reimburse ING Group or its subsidiary for the full amount of such payments and for all reasonable expenses incurred by ING Group or the subsidiary in connection with making such payments.

Term

The Shareholder Agreement terminates upon ING Group ceasing to beneficially own at least 7.5% of our outstanding common stock, except for certain provisions including those relating to confidentiality, dispute resolution, provisions with respect to guaranteed obligations and the obligation to maintain insurance. See “—Provisions Relating to Indemnification and Liability Insurance.”

Transitional Intellectual Property License Agreement

In connection with our initial public offering, we entered into a transitional intellectual property license agreement with ING Group (the “IP Agreement”). Pursuant to the IP Agreement, ING Group granted us and our subsidiaries a limited, non-exclusive, fully paid-up, royalty-free, non-transferable license to use certain trademarks including the name “ING” and the ING “Lion”, with respect to each of our and our subsidiaries’ businesses, in the countries in which such business provides products or services prior to the closing of our IPO

(the “Territory”) in the fields of insurance, retirement and investment management (excluding the field of banking, subject to limited exceptions). The license is sublicensable in certain circumstances in the ordinary course of business in the Territory. The license term shall be for a thirty-month transition period, subject to the possibility of extension in accordance with the IP Agreement. Under the IP Agreement, we are required to use commercially reasonable efforts to transition to our new brand and to cease using ING Group trademarks as soon as commercially reasonably practicable.

In addition, during the thirty-month transition period, we and our subsidiaries shall make all relevant filings necessary to change our name to eliminate the name “ING” from all registrations and certificates. See “Business—Our Brand.”

Under the IP Agreement, we and our subsidiaries will have the continued and exclusive right to use certain domain names during the transition period. For the twelve-month period following the transition period, certain domain names will be redirected to a URL designated by us. Upon the expiration of such twelve-month period, certain domain names will be directed to a webpage that will provide one link to a uniform resource locator designated by us and another link to a uniform resource locator designated by ING Group. At the end of the transition period, we and our subsidiaries will be required to transfer registration of all ING U.S. domain names to ING Group.

The IP Agreement requires us to defend, indemnify and hold ING Group and its affiliates and their respective directors, officers, employees, shareholders, agents, attorneys, representatives, successors and assigns harmless from and against losses (without limitation or cap of any kind) in connection with any third party claim in connection with (i) breach of the Joinder Agreement (as defined below) based on any act or omission by us or our affiliates, (ii) an act or omission by us or our affiliates that creates liability for ING Group or its affiliates under certain co-existence agreements, (iii) breach of the IP Agreement or (iv) the assertion that we or our subsidiaries have acted on behalf of or have the authority to bind ING Group or its affiliates.

The IP Agreement requires ING Group to defend, indemnify and hold us and our affiliates and our respective directors, officers, employees, shareholders, agents, attorneys, representatives, successors and assigns harmless from and against losses (without limitation or cap of any kind) in connection with (i) an act or omission by ING Group or its affiliates that creates liability for us or our affiliates under certain co-existence agreements, or (ii) breach of the IP Agreement.

The IP Agreement will expire, together with all licenses and sublicenses granted under the IP Agreement, upon the expiration of the transition period. Upon expiration or termination of the IP Agreement, we agree not to use the licensed trademarks such as “ING” or the ING “Lion” or any mark confusingly similar thereto.

Joinder Agreement Concurrently with the entry into the IP Agreement, we entered into a joinder agreement (the “Joinder Agreement”) with ING Group that will become effective once we cease to be an “affiliate” of ING Group as defined in the co-existence agreement, dated February 17, 2012, among ING Group, ING Direct N.V., ING Direct Bancorp, ING Bank, fsb and Capital One Financial Corporation. Pursuant to the Joinder Agreement, we are joining the co-existence agreement, as if we remained an affiliate of ING Group.

Equity Administration Agreement

In connection with our initial public offering, we entered into an equity administration agreement with ING Group that sets forth certain of our responsibilities and the responsibilities of ING Group with respect to the administration of certain employee equity compensation plans, programs and arrangements (the “Equity Administration Agreement”). Pursuant to the terms of the Equity Administration Agreement, ING Group agreed to continue to facilitate the exercise of options and the vesting and delivery of performance shares and restricted shares for purposes of all outstanding ING Group equity compensation awards held by our employees. The Equity Administration Agreement also provides that we will cooperate and negotiate with ING Group where necessary to administer compensation plans, programs and arrangements in accordance with the intent of the Equity Administration Agreement.

The Equity Administration Agreement further obligates us and ING Group to promptly provide to the other party all information that the other may reasonably request to enable the requesting party to administer efficiently and accurately each of the ING Group’s stock option or stock incentive plans maintained before the IPO, timely respond to audit requests and to determine the scope of, as well as fulfill, its obligations under the Equity Administration Agreement.

The Equity Administration Agreement provides that we will promptly reimburse ING Group for the cost of any liabilities satisfied by ING Group that are, or that have been made pursuant to the Equity Administration Agreement, our responsibility and that ING Group shall promptly reimburse us for the cost of any liabilities satisfied by us that are, or that have been made pursuant to the Equity Administration Agreement, the responsibility of ING Group.

Master Claim Agreement

In 2012, we entered into an agreement with ING Group and ING Insurance Eurasia N.V. to allocate responsibility among the parties with respect to any litigation against a party (or its subsidiaries) when the party that is named as a defendant in the litigation contends that the litigation in question should be the responsibility of one or more of the other parties.

Historical Related Party Transactions

Financing Arrangements

We have entered into a number of intercompany lending and guarantee arrangements with ING Group, ING V, a wholly owned subsidiary of ING Group and our indirect parent, and with ING Bank, a wholly owned subsidiary of ING Group. While we have taken steps to replace certain of these arrangements with standalone financing, we expect to retain direct financing and guarantee arrangements with ING Group, ING V and ING Bank for some period of time following the IPO.

Guarantees

ING V or ING Group has guaranteed the obligations of the Company and its subsidiaries under various debt instruments, other financing facilities, and derivative contracts. Additionally, in some circumstances, ING Bank, ING Group, or another subsidiary of ING Group has provided a guarantee of another party’s obligation to the Company. Certain of these guarantees are described below. Unless otherwise stated, figures are presented as of March 31, 2013.

•

ING Group guarantees approximately $644.8 million par amount of Aetna Notes. See “—Continuing Relationship with ING Group—Shareholder Agreement—Provisions with respect to certain obligations of the Company guaranteed by ING Group or its subsidiaries—Aetna Notes.”

•

ING V has been the guarantor for the Company’s $3.0 billion commercial paper facility. The amount outstanding in this facility is zero and we are in the process of formally terminating it. In connection with this guarantee, the Company paid ING V 10 basis points on the outstanding balance of the commercial paper program, or $20,000 during the first three months of 2013, $0.5 million in 2012, $1.1 million in 2011 and $1.6 million in 2010. ING Capital Markets LLC, a wholly owned subsidiary of ING Bank, acted as a dealer on the facility.

•

ING V provided a guarantee to Deutsche Bank AG of the Company’s obligations under a $350.0 million LOC facility issued by Deutsche Bank AG used to support the reinsurance obligation of Whisperingwind I, a captive reinsurer of the Company. As a result of a third-party transaction that closed on September 6, 2012, this LOC facility, and thus the ING V guarantee, were terminated. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Reinsurance Subsidiaries—ING U.S., Inc. Credit Support.”

•

ING V provided a guarantee to ING Bank of the Company’s obligations with respect to the $15.0 million in LOCs outstanding as of March 31, 2013 under a bi-lateral credit facility between the Company and ING Bank. The ING V guarantee will expire with the LOCs in 2026. No fees are paid by the Company to ING V with respect to this guarantee.

•

ING V was previously the guarantor of the obligations of Lion Custom Investments LLC, a wholly owned subsidiary of the Company, under its ISDA master agreements with various unaffiliated counterparties. No fees are paid with respect to these guarantees. These guarantees were terminated as of May 14, 2013.

•

ING V guaranteed the obligations of ING Financial Products Company, Inc. (“ING FPC”), a wholly owned subsidiary of the Company, under certain credit derivative transactions that ING FPC entered into in 2008 with several unaffiliated counterparties. All such transactions, and the associated guarantees, have terminated except for two. Both of the remaining transactions, and the associated guarantees are scheduled to terminate in 2018. No fees have been or are paid with respect to these guarantees.

Letter of Credit Facilities

From time to time, we have entered into LOC facilities with ING Bank to provide for statutorily required reserves at our captive reinsurance subsidiaries. The terms of these LOC facilities, including fee provisions, are consistent with terms that would be entered into between arm’s-length unaffiliated parties.

On April 20, 2012, the Company entered into the Senior Unsecured Credit Facility with a syndicate of banks, including ING Bank, which replaced financing that was either internally funded or guaranteed by ING V. ING Bank has committed up to $250.0 million in financing as a member of the syndicate which entered into the Senior Unsecured Credit Facility. ING Bank acted as Joint Lead Arranger, Joint Book Manager, and Documentation Agent for these transactions. For these services, ING Bank received various fees totaling $3.3 million. On April 20, 2012 the Company replaced $1.4 billion of LOCs issued under the $2.5 billion Syndicated LOC Facility entered into on May 4, 2010 (described below), with LOCs issued under the Revolving Credit Agreement. As of March 31, 2013, LOCs issued by ING Bank under the Senior Unsecured Credit Facility were $158.6 million.

In June 2010, we consolidated and expanded two existing facilities into a single bi-lateral LOC facility with ING Bank in an amount of approximately $2.3 billion. In May and December of 2011, this facility was amended to reduce the available credit to $1.6 billion and permit the issuance or increase of new LOCs until February 28, 2012. Accordingly, no additional LOCs can be issued under this facility. As of March 31, 2013, $15.0 million of LOCs issued under this facility remained outstanding and are scheduled to expire in 2026. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Reinsurance Subsidiaries—ING U.S., Inc. Credit Support.”

In July 2011, we entered into a bi-lateral LOC facility with ING Bank in the amount of $625.0 million, in connection with reinsurance treaties entered into by SLDI, and subsequently retroceded to Hannover Life (Ireland) Plc. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Credit Facilities and Subsidiary Credit Support Arrangements.” As part of this transaction, SLDI also assigned all cash flows related to the underlying business to ING Bank. This facility was originally to have expired on June 30, 2012. Effective October 4, 2012, the facility was reduced to $300.0 million and extended until June 30, 2013.

In May 2010, we entered into a syndicated Letter of Credit facility of approximately $2.5 billion. Subsequently, in April 2012, this facility was replaced with the Revolving Credit Agreement described above, in an aggregate principal amount of $3.5 billion. ING Bank was the lead or co-lead arranger for both the May 2010 and April 2012 syndicated facilities.

In September 2008, SLDI entered into a bi-lateral LOC facility with ING Bank in the amount of $825.0 million. This LOC facility is used to support the borrowing of securities from ING Bank that were used by the Master Trust as collateral for the reinsurance of business written by SLD. The Company provides a limited guarantee in favor of ING Bank on the return of securities to the extent that SLD draws on the collateral while receiving reinsurance payments when contractually due. This facility expires on December 31, 2013.

In December 2011, SLDI entered into a contingent capital LOC with ING Bank in the amount of $1.5 billion. The contingent capital LOC was used to support the reinsurance obligations of SLDI to another of our wholly owned subsidiaries, ING USA, related to variable annuity cessions from ING USA to SLDI. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Contingent Capital Letter of Credit.” The contingent capital LOC was terminated on May 14, 2013.

Intercompany Loans

In 2007, the Company entered into a $500.0 million par floating rate loan agreement with ING V under which the Company pays a variable rate of interest based on the three month LIBOR. Effective April 13, 2012, the term of the loan was extended until April 29, 2016. The Company had debt of $500.0 million as of March 31, 2013, December 31, 2012, 2011 and 2010, related to this loan agreement. As of May 31, 2013, the Company paid off $350 million of this loan, primarily with proceeds from the old junior subordinated notes offering.

As part of its participation in the Senior Unsecured Credit Facility described above, ING Bank funded $35.7 million of the total $500.0 million direct borrowings drawn from the Revolving Credit Agreement portion of the facility. In July 2012, all direct borrowing under the Revolving Credit Agreement were repaid and no direct borrowings remain thereunder.

ING Financial Markets LLC (“ING Financial Markets”), a non-subsidiary affiliate of ING U.S., Inc., served as a Joint Book Running Manager in the old 2018 notes, old 2022 notes and old junior subordinated notes offerings and received $0.3 million $0.3 million and $0.2 million, respectively, for its services. See “Management’s Discussion of Results of Operations and Financial Condition—Liquidity and Capital Resources—Debt Securities.”

The Company in the past borrowed funds from time to time from ING V under a facility loan agreement. The Company had debt of $3.7 billion as of December 31, 2010 related to this agreement. During 2011, the Company borrowed an additional $263.0 million under this facility, and ING V subsequently contributed all borrowings under the facility to the Company. The contributed debt, which had a book value and fair value of $4.0 billion, was immediately extinguished as a result of this contribution.

Between 2006 and 2008, the Company borrowed an aggregate of $3.0 billion from ING V under various fixed rate loan agreements. In January 2010, ING V contributed these loans to the Company and the debt was immediately extinguished as a result. The loans contributed had a book value of $3.0 billion and a fair market value of $3.1 billion. The transaction was recorded at fair market value and a loss on extinguishment of $108.3 million was recorded as interest expense.

On April 9, 2009, the Company sold a funding agreement in the amount of $600.0 million to the Columbine Funding Trust (“CFT”), a special purpose Delaware business trust. CFT, in turn, issued a trust note to ING Bank, which was collateralized by all of the cash flows from the funding agreement and otherwise matched the terms of the funding agreement. The Company was not a party to the trust note. The funding agreement was scheduled to mature in April 2012; however it was terminated in May 2011 with an early termination fee of $8.6 million paid to ING Bank.

IPO

ING Financial Markets was one of the participating underwriters of our recent initial public offering and received $1.3 million in commission as a result.

Derivative and Swap Agreements

The Company is or has been party to several derivative contracts with ING V and ING Bank and one or more of ING Bank’s subsidiaries. Each of the transactions entered into pursuant to these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties. The Company is exposed to various risks relating to its ongoing business operations, including but not limited to interest rate risk, foreign currency risk, and equity market risk. To manage these risks, the Company uses various strategies, including derivatives contracts, certain of which are with related parties, including interest rate swaps, equity options and currency forwards.

As of March 31, 2013 and December 31, 2012, 2011 and 2010, the outstanding notional amounts of derivative contracts with ING V, ING Bank and one or more of ING Bank’s subsidiaries were approximately $2.3 billion (consisting of interest swaps of $2.1 billion and equity options of $222.3 million), $2.1 billion (consisting of interest rate swaps of $1.9 billion and equity options of $265.7 million), $1.4 billion (consisting of interest rate swaps of $1.0 billion and equity options of $384.6 million) and $8.1 billion (consisting of interest rate swaps of $7.4 billion, equity options of $382.6 million and currency forwards of $343.1 million), respectively.

As of March 31, 2013 and December 31, 2012, 2011 and 2010, the market values for these contracts were $7.1 million, $15.6 million, $7.9 million and ($342.1) million, respectively. For the three months ended March 31, 2013 and the years ended December 31, 2012, 2011 and 2010, the Company recorded net realized capital gains (losses) of ($1.4) million, $20.1 million, $376.4 million and ($144.4) million, respectively, in respect of derivative contracts with ING Bank and ING V.

Master Repurchase Agreements

As another aspect of our financing and in order to preserve liquidity options, our subsidiaries SLD, SLDI, RLI and ING USA have all entered into master repurchase agreements with ING Financial Markets, which establishes the terms for any repurchase agreements or reverse repurchase agreements between the parties. There have been no transactions pursuant to the Master Purchase Agreements since 2009.

Alt-A Back-up Facility

On January 26, 2009, ING Group, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back Up Facility (the “Alt-A Back-up Facility”) regarding Alt-A RMBS owned by subsidiaries, including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $4.5 billion par Alt-A RMBS portfolio to ING Support Holding, B.V. (“ING Support Holding”), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING Group and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this first transaction, the Company retained 20% of the exposure for any results on the $4.5 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $3.3 billion, and was recorded as Loan-Dutch State Obligation on the Consolidated Balance Sheets (the “Dutch State Obligation”). Under the transaction, other fees were payable by both the Company and the Dutch State. The Company incurred net fees of $6.1 million, $8.3 million and $9.4 million in the years ended December 31, 2012, 2011 and 2010, respectively.

The Company executed a second transaction effective January 26, 2009, in which an additional $445.9 million par Alt-A RMBS portfolio owned by the Company was sold to ING Direct Bancorp. ING Direct Bancorp paid cash in the amount of $321.0 million for 80% of the Company’s additional $445.9 million par Alt-A RMBS and included those purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. ING Direct Bancorp paid cash in the amount of $54.3 million and retained the remaining 20% of this Alt-A RMBS portfolio.

Upon the closing of the $4.5 billion par and the $445.9 million par transactions on March 31, 2009, the Company recognized a gain of $844.0 million, as the securities were impaired and written down to fair value in 2008.

On November 13, 2012, ING Group, ING Support Holding, ING Bank and the Company entered into restructuring arrangements with the Dutch State, which closed the following day (the “Termination Agreement”). Pursuant to these restructurings, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continues to own 20% of the Alt-A RMBS from the first transaction. The Company has the right to sell these securities, subject to a right of first refusal granted to ING Bank.

Asset Management Arrangements

Prior to the Termination Agreement, our Investment Management business managed the underlying assets and provided services related to the Company’s securities subject to the Alt-A Back-up Facility pursuant to services agreements with each of the participating subsidiaries. We did not include these underlying assets whose beneficial ownership had been transferred (as described herein) in our calculation of AUM or AUA.

As part of ING Group’s divestiture of ING Direct U.S., ING Group, ING Bank and ING Direct U.S. entered into an agreement with the Dutch State similar to the Termination Agreement with respect to the Alt-A RMBS owned by ING Direct U.S. (the “ING Direct Restructuring”). As part of the ING Direct Restructuring, in February 2012 our Investment Management business entered into an agreement (the “Alt-A Asset Management Agreement”) with ING Bank pursuant to which it manages the assets transferred to ING Bank from ING Direct U.S. In November 2012, in connection with the Termination Agreement, this Alt-A Asset Management Agreement was amended to provide that our Investment Management business would also manage the assets transferred to ING Bank as part of the Termination Agreement. For the three months ended March 31, 2013 and for the year ended December 31, 2012, ING Bank paid us approximately $1.0 million and $7.7 million, respectively, in fees related to the Alt-A Asset Management Agreement.

Transition Services Agreements

In 2009, ING Group announced that it would begin the process of separating its insurance and banking businesses and divesting certain businesses (See “Organizational History and Structure—Plan of Divestment from ING Group”). As part of this process, we entered into a number of transition services agreements with our non-U.S. affiliates to continue to provide or receive services for certain periods. Pursuant to these arrangements, we benefited from certain services from such affiliates related to risk management, capital planning and corporate governance. We have also provided certain administration and consulting services to ING V related to ING Group’s recently divested Latin American businesses see below “—Latin America Service Arrangements.” In addition, we previously provided investment advisory and client solicitation services to ING Bank pursuant to a transition services agreement. With the exception of certain Latin America-related services, these arrangements expired on or before December 31, 2012. See “—Latin America Service Arrangements.”

Agreements related to ING Group Divestitures

In recent years, ING Group has divested several businesses and has agreed in certain cases with the buyers of the divested businesses to observe certain non-competition and other restrictions. We are subject to certain of those restrictions, the material aspects of which are indicated below:

Sale of ING Direct (Online US Retail Banking)

Until the earlier of February 17, 2017 and the date ING Group ceases to own 50% or more of the Company’s voting power or ceases to have the power to appoint the majority of the Company’s Board, we may not, within the United States, accept retail bank deposits or operate an online securities brokerage or mortgage or consumer lending business. There are a number of exceptions to these restrictions. For instance, we may continue to carry on any businesses in which we were actively engaged or were actively contemplating on June 16, 2011, even if they would otherwise violate the restrictions. Similarly, we may acquire a business as long as a significant portion of such business’ revenues does not come from competing operations or we divest the competing operations. We also may hold minority, passive investment positions in competing businesses.

Also, until February 17, 2017, we may not adopt, use or attempt to register any trademark, service mark or domain name in the United States, its territories or possessions that consists of or contains (i) an orange sphere, orange ball or similar orange object, or (ii) the word “orange” in connection with promoting retail banking products, although there are no restrictions on our use of the color orange. There are also certain restrictions on the use of certain domain names, trademarks, and other intellectual property rights.

Sale of Clarion (US Real Estate Investment Manager)

Until the earlier of June 9, 2013 and the date we either cease to be a subsidiary of ING Group or our securities are publicly listed, we may not advise, manage, sponsor or take other similar action with respect to real estate investment funds or vehicles that (i) were formed after February 15, 2011; (ii) have a mandate to invest more than 50% or $500.0 million or more of their AUM, directly or indirectly, in direct investments in real property located in the United States (excluding mortgage loans (or related products) or securities) and (iii) are not managed by third parties. These restrictions do not apply to businesses in existence as of February 15, 2011 or those that fall below specified ownership or investment thresholds.

Sale of Lion Structured Finance Shares

On April 19, 2007, in an arms-length transaction, our wholly owned indirect subsidiary, Lion II Custom Investments LLC (“Lion II”), purchased 100% of the preferred shares and 20% of the common shares of Lion Structured Finance Corporation (“LSF”), a wholly owned subsidiary of ING Bank, for $249.5 million and $0.375 million, respectively. On December 9, 2010, LSF redeemed the preferred shares and common shares from Lion II for $249.5 million and $0.157 million, respectively.

Advisory Transactions

Several of our asset management subsidiaries have served as investment managers or sub-managers, investment advisors or sub-advisors, and portfolio managers or sub-managers for various funds pertaining to the asset management subsidiaries of ING Group or the general and separate accounts of non-U.S. insurance company subsidiaries of ING Group. The amount of fees we receive depends, in part, on the performance of the funds or the returns earned on the accounts which our subsidiaries are advising.

Fee and Revenue Sharing

Some of our asset management subsidiaries serve as co-managers or co-advisors for funds alongside other non-U.S. asset management subsidiaries of ING Group. For the services rendered as co-managers, we have agreed to share fees or revenues with our related party co-manager or co-advisor. Similarly, when asset management subsidiaries of ING Group serve as sub-advisors for our funds, we have entered into revenue sharing agreements, in which we receive a portion of the fees earned by the sub-advisor in return for hiring them as sub-advisor.

Non-Advisory Services

Several of our asset management subsidiaries have also provided and continue to provide non-advisory services to funds and asset management subsidiaries of ING Group. These services generally include, but are not limited to, providing research materials and recommendations, trading services, legal and tax advice, sales support services, compliance support and back office and administrative services.

Distribution and Solicitation Agreements

Several of our asset management subsidiaries are parties to distribution and/or solicitation agreements with non-U.S. asset management subsidiaries of ING Group through which these non-U.S. asset management subsidiaries of ING Group may distribute or sell our asset management products or strategies outside of the United States. Likewise, our U.S. asset management subsidiaries may distribute or sell products or strategies of ING Group’s non-U.S. asset management subsidiaries to U.S.-based clients and investors.

Allocated Expenses

With respect to these asset management arrangements, we receive allocations of expenses from affiliates located outside of U.S. for staff and projects costs. For the three months ended March 31, 2013 and the years ended December 31, 2012, 2011 and 2010, we paid our non-U.S. affiliates $0.0 million, $0.4 million, $2.9 million and $9.1 million, respectively, under these arrangements.

Reinsurance Agreements

Three of our insurance subsidiaries, RLI, ReliaStar Life Insurance Company of New York, and SLD, are parties to life reinsurance treaties with ING Re (Netherlands) N.V. (“ING Re”), a wholly owned reinsurance subsidiary of ING Group. These reinsurance treaties are all either yearly or monthly renewable term reinsurance treaties, and all of these treaties were closed for new business as of December 31, 2010. Although there are no new additional risks ceded under these agreements, the reinsurance of the risks already ceded will continue until the underlying policies lapse. In connection with these reinsurance treaties, our subsidiaries together have paid premiums to ING Re of $2.5 million, $8.9 million, $9.3 million and $8.3 million for the three months ended March 31, 2013 and the years ended December 31, 2012, 2011 and 2010 respectively.

In 2000, SLDI entered into four standby assumption reinsurance agreements with ING Re related to certain Regulation XXX, AG38 and high net worth business written by SLDI. Three of those agreements remain in place but no liabilities have been ceded or are expected to be ceded under any of the agreements.

Transfer Pricing Agreement

We are a party to a transfer pricing agreement between the Company and ING Group, pursuant to which ING Group has charged us certain specified amounts for various services provided by the ING Group head office. These services include tax services, financial controls, acquisitions and divestments, vendor management, capital management general administrative services, human resources, corporate communications, and audit services among others. The total charges for the services provided pursuant to the transfer pricing agreement are a part of the administrative overhead allocation described below.

Compensation and Other Arrangements Concerning Employees

We have maintained human resources-related arrangements with ING Group in three primary areas: (i) long-term compensation for our employees, (ii) expatriate relationships and (iii) provision of services to employees of our former affiliates in Latin America (discussed below).

Incentive Compensation

Our employees have participated in certain of ING Group’s long-term incentive compensation programs. Following our initial public offering, this participation is governed by the Equity Administration Agreement. See “—Continuing Relationship with ING Group—Equity Administration Agreement.” Previously, on a semi-annual basis we were responsible for paying ING Group a recharge expense amount, which is an interest charge on a percentage of our outstanding stock options. This payment to ING Group was approximately $0.1 million, $2.1 million, $3.1 million and $6.7 million for the three months ended March 31, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively.

When our employees or retirees previously received payments through any of the long-term incentive plans managed by ING Group, ING Group reimbursed the Company for amounts paid to employees. This reimbursement was approximately $2.7 million, $31.6 million, $10.9 million and $7.6 million for the three months ended March 31, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively.

Expatriate Relationships

There are a limited number of employees originally hired by the Company that currently work at other affiliates within ING Group. Similarly, as of December 31, 2012, we hosted one employee originally hired elsewhere within ING Group (who has since become an employee of the Company). Any salary, tax and other expenses related to these expatriate arrangements are reimbursed to the entity incurring the cost. For the three months ended March 31, 2013 we received approximately $0.1 million in reimbursements for such expenses while paying out $0.7 million; for the year ended December 31, 2012, we received approximately $4.9 million in reimbursements for such expenses while paying out $4.0 million; for the year ended December 31, 2011, we received $10.4 million, while paying out $9.3 million; and for the year ended December 31, 2010 we received $9.7 million while paying out $11.3 million.

Affiliate Loan Transaction with Named Executive Officer

One of our named executive officers has entered into an unsecured loan arrangement with a banking subsidiary of ING Group. Such loan was made in the ordinary course of business, was made on substantially the same terms, including interest rates, as those prevailing at the time for comparable loans made by the banking subsidiary with persons unrelated to it, and did not involve more than the normal risk of collectability or present other unfavorable features. We disclaim any participation in the transaction.

Latin America Service Arrangements

In 2009, the Company entered into an agreement with a Latin American subsidiary of ING Group, pursuant to which the Company agreed to provide a variety of services to its Latin American affiliates, including personnel, legal, compliance, IT, finance and accounting and other services. This agreement was terminated upon the divestiture of ING Group’s Latin American businesses in December 2011, at which time the Company entered into a transition services agreement with a subsidiary of ING Group to continue providing these services. See “—Transition Services Agreements.” We will continue to provide a limited number of these services during 2013. As part of this agreement, the Company was reimbursed $0.5 million for expenses incurred during the three months ended March 31, 2013 and $30.1 million for expenses incurred during the year ended December 31, 2012. In addition, as a result of a separate understanding between the Company and ING Group, the Company was also reimbursed an additional $22.0 million for expenses incurred by the Company during 2011.

Sourcing/Procurement

We contract directly for most of our strategic sourcing and procurement needs. In several instances, we have entered into consolidated global agreements with ING Bank as the contracting entity to achieve greater leverage. In some cases, we pay directly to vendors based on pricing negotiated by ING Group. In other cases, we pay fees to ING Bank in consideration for our participation in these global arrangements. These global arrangements cover a variety of sourcing needs, including software licenses, information technology service and support, audit services and market data services. We reimbursed ING Bank approximately $0.7 million, $3.2 million, $7.1 million and $8.1 million for the three months ended March 31, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively. In many cases, we have existing relationships with these vendors and have begun to contract directly with them.

Insurance Coverage

The Risk Management Program (“RMP”) of ING Group is a self-insured insurance program that encompasses professional liability, fidelity/crime and employment practices liability exposures. The RMP insurance policies are issued directly by a third party insurer to the Company, which pays premiums directly to a non-affiliated broker which, in turn, remits such premiums directly to the insurer. The insurer, in turn, cedes 100% of the RMP risks, along with 100% of the remitted premiums, to ING Re. The annual premium charges due by the Company include taxes, fees and premiums. In addition, the Company has taken out an additional stand-alone insurance policy insuring professional liability, fidelity/crime and employment practices liability exposures. With respect to claims arising out of events occurring after its initial public offering, the Company has ceased to participate in the RMP and has replaced coverage previously provided under the RMP with coverage provided by a third-party insurer. With respect to liabilities arising from events occurring prior to the completion of the initial public offering, such liabilities will remain subject to the RMP until ING Re and the insurer reach a commutation settlement, at which time, the existing RMP insurance policies would be cancelled and the insurer would issue new insurance policies to the Company covering such liabilities.

The Company maintains a separate, standalone Directors’ and Officers’ Liability insurance policy and a separate, standalone Fiduciary Liability insurance policy, each of which is issued by non-affiliated providers. In addition, the directors and officers of the Company are eligible for excess coverage under the “Side A” Directors and Officers and Fiduciary Liability insurance policy issued to ING Group by non-affiliated providers. The Shareholder Agreement also contains provisions concerning D&O insurance. See “—Continuing Relationship with ING Group—Shareholder Agreement—Provisions Relating to Indemnification and Liability Insurance.”

Intellectual Property

We frequently make use of trademarks and other intellectual property owned by ING Group. Prior to our recent initial public offering, there were no formal, written license agreements in place between the Company and ING Group, although we followed brand guidelines as specified in the Trademark License Agreement concluded between ING Group and ING V. Our use of trademarks and intellectual property owned by ING Group is now governed by the IP Agreement described above under “—Continuing Relationship with ING Group—Transitional Intellectual Property License Agreement.” We have not previously paid license fees for the use of ING Group intellectual property and will not be required to do so pursuant to the IP Agreement.

ING Global Network

Our Employee Benefits business, through our subsidiary, RLI, participates in a worldwide insurance network offering multinational pooling arrangements to global corporate clients. This network, called ING Global Network, is co-owned in equal portions by RLI, Nationale-Nederlanden B.V. (a subsidiary of ING Group) and an unaffiliated insurance company, and profits and losses of the network are split accordingly.

Administrative Overhead Allocations

We make use of various other administrative and corporate services provided by non-U.S. affiliates of ING Group. We do not reimburse our affiliate service providers pursuant to formal written agreements but through accounting allocations. The total net allocations were approximately $1.3 million, $6.6 million, $25.6 million and $21.7 million for the three months ended March 31, 2013 and the years ended December 31, 2012, 2011 and 2010, respectively.

Revenues and Expenses Associated with Related Party Transactions

The approximate net fees and costs received or (paid), or intercompany charges, for our various arrangements with ING Group and its affiliates, including ING V, are presented in the table below.

($ in millions)	Three Months Ended March 31,	Year ended December 31,
	2013	2012	2011		2010
Types of Related Party Transactions
Financing arrangements	$(20.9)	$(111.2)	$(98.6)		$(197.8)
Fees related to Alt-A Back-up Facility	—	(6.1)	(8.3)		(9.4)
Revenues related to the Alt-A Back-up Facility	1.0	7.7	—		—
Transition services arrangements with affiliates (excluding Latin America human resources-related services set forth below)	0.3	(3.9)	(5.4)		—
Advisory, sub-advisory, distribution solicitation and portfolio management agreements fees	1.2	11.6	2.8		(3.0)
Reinsurance Transactions	(2.5)	(8.9)	(9.3)		(8.3)
Human resources services and compensation arrangements (not including Latin America Services Arrangements)	(0.1)	(2.1)	(3.1)		(6.7)
Latin America human resources services arrangements	— (1)	22.0 (1)	(24.6	)(1)	(18.0)
Sourcing/procurement services	(0.7)	(3.2)	(7.1)		(8.1)
Real estate	—	—	(0.1)		(0.1)
Insurance policies	(1.4)	(5.8)	(4.5)		(5.8)
Other administrative services, overhead allocations	(1.3)	(6.6)	(25.6)		(21.7)

Total	$(24.4)	$(106.5)	$(183.8)		$(278.9)

(1)	Based on agreements reached with ING Group (see “—Latin America Service Arrangements”) during 2012, the Company was reimbursed for expenses incurred in 2011 and 2012.

Related Party Transaction Approval Policy

Our Board of Directors has adopted a written related party transaction approval policy pursuant to which an Independent Committee of our Board of Directors will review and approve or take such other action as it may deem appropriate with respect to the following transactions:

•

a transaction in which we or one or more of our subsidiaries is a participant and which involves an amount exceeding $120,000 and in which any of our directors, officers, or 5% stockholders or any other “related person” as defined in Item 404 of Regulation S-K (“Item 404”), has or will have a direct or indirect material interest;

•

any material amendment, modification or extension of the Shareholder Agreement, the Equity Administration Agreement, the Registration Rights Agreement or the Transitional Intellectual Property License Agreement; and

•	any other transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404.

This policy sets forth factors to be considered by the Independent Committee in determining whether to approve any such transaction, including the nature of our and our subsidiaries’ involvement in the transaction, whether we or our subsidiaries have demonstrable business reasons to enter into the transaction, whether the transaction would impair the independence of a director and whether the proposed transaction involves any potential reputational or other risk issues.

To simplify the administration of the approval process under this policy, an Independent Committee may, where appropriate, establish guidelines for certain types of related party transactions or designate certain types of such transactions that will be deemed pre-approved. This policy also provides that the following transactions are deemed pre-approved:

•	decisions on compensation or benefits or the hiring or retention of our or any of our subsidiaries’ directors or executive officers, if approved by the applicable board committee;

•	the indemnification and advancement of expenses pursuant to our amended and restated certificate of incorporation, by-laws or an indemnification agreement; and

•	transactions where the related person’s interest or benefit arises solely from such person’s ownership of our securities and holders of such securities receive the same benefit on a pro rata basis.

An Independent Committee will be comprised of at least three independent directors. If at the applicable time our Board of Directors has designated an independent director as its “lead director,” he or she will be a member and the chairperson of the Independent Committee. A director on an Independent Committee who has an interest in a related party transaction being considered by an Independent Committee, will not participate in the consideration of that transaction unless requested by the chairperson of the Independent Committee.

This policy does not apply to the implementation or administration of intercompany agreements, including the Shareholder Agreement, the Equity Administration Agreement, the Registration Rights Agreement and the Transitional Intellectual Property License Agreement. Our directors who are also senior executives or directors of ING Group or any of its subsidiaries may participate in the negotiation, execution, implementation, amendment, modification, or termination of these intercompany arrangements, as well as in any resolution of disputes thereunder, on behalf of either or both of us and ING Group or any of its subsidiaries, in each case under the direction of an Independent Committee or the comparable committee of the board of directors of ING Group.

Our amended and restated certificate of incorporation contains limitations on the obligations of our directors who have certain relationships with ING Group with respect to certain corporate opportunities.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following contains a summary of the material provisions of the Senior Unsecured Facility. It does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, the underlying documents.

Terms not otherwise defined in this section shall, unless the context otherwise requires, have the same meanings set out in the Revolving Credit Agreement or the Term Loan Agreement, as the case may be.

On April 20, 2012, we entered into the Senior Unsecured Credit Facility with Bank of America, N.A., as Administrative Agent, and the lenders party thereto. The Senior Unsecured Credit Facility consists of the $3.5 billion Revolving Credit Agreement and the $1.5 billion Term Loan Agreement.

Availability

Through the Revolving Credit Agreement, an aggregate amount of up to $3.5 billion is available for issuance of LOC. Under the agreement, up to a $1.5 billion sublimit of this $3.5 billion facility is available to be drawn as a committed loan for working capital and any other lawful corporate purposes (the “Committed Loan Sublimit”). We borrowed $500.0 million of the Committed Loan Sublimit on April 20, 2012. The Committed Loan Sublimit may in certain circumstances be reduced following the issue of Debt Securities by the Issuer, to a minimum of $750.0 million. On July 17, 2012, the Company repaid $500.0 million of direct borrowings with proceeds from the issuance of $850.0 million of the old 2022 notes. Concurrently, as a result of the issuance of the $850.0 million of the old 2022 notes, the revolving credit borrowing sublimit was reduced by 50% of the face amount of the notes issued to $1,075.0 million In addition, on February 11, 2013, as a result of the issuance of the old 2018 notes, the revolving credit borrowings sublimit was further reduced by 50% of the issuance to a minimum of $750.0 million.

The Term Loan Agreement consists of a $1.5 billion two-year term loan. The principal amount of the Term Loan Agreement is payable 20% in the first 12 months, 30% in the second 12 months and the balance at maturity.

Repayment

The Revolving Credit Agreement matures on April 20, 2015, and any Committed Loan amount still outstanding will be due in full immediately on that date and any LOC obligation still outstanding as at that date must be cash collateralized until no such obligations are outstanding. The Revolving Credit Agreement may be pre-paid at any time in whole or in part without premium or penalty, subject to breakage fees in the event of an prepayment of a Eurodollar Rate Loan other than at the end of the applicable interest period. In most circumstances, amounts repaid or prepaid (whether voluntary or otherwise) may be re-borrowed, subject to certain conditions precedent to borrowing as specified in the Revolving Credit Agreement. The unutilized portion of any commitment under the Revolving Credit Agreement may be reduced or terminated by us at any time without penalty.

The Term Loan Agreement matures on April 20, 2014. Prior to the maturity date, we must make certain mandatory prepayments of principal pursuant to a prescribed amortization schedule. We may voluntarily prepay the Term Loan Agreement at any time in whole or in part without premium or penalty, subject to breakage fees in the event of a prepayment of a Eurodollar Rate Loan other than at the end of the applicable interest period. We repaid all remaining borrowings under the Term Loan Agreement with the proceeds from the offering of the old junior subordinated notes in May 2013.

Interest Rates

Each Eurodollar Rate Loan under the Senior Unsecured Credit Facility bears interest on the outstanding principal amount owing at a rate equal to LIBOR plus the applicable rate described below. A Base Rate Loan under the Senior Unsecured Credit Facility bears interest at a rate per annum equal to the highest of (a) the Federal Funds Rate plus 0.50%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its ‘prime rate’ and (c) the Eurodollar Rate plus 1.00% plus, in each case, the applicable rate described below.

The applicable rate means a percentage per annum to be determined in accordance with the following Debt Rating based pricing grid.

Pricing Level	Debt Ratings S&P/Moody’s	Eurodollar	Base Rate Loans
1	> A- / A3	1.250%	0.250%
2	BBB+ / Baa1	1.500%	0.500%
3	BBB / Baa2	1.750%	0.750%
4	BBB- / Baa3	2.000%	1.000%
5	< BBB- / Baa3	2.500%	1.500%

Guarantee

Lion Holdings has provided a guarantee to the Lenders in connection with the obligations owed under the Senior Unsecured Credit Facility.

Covenants

The Senior Unsecured Credit Facility contains negative covenants customarily included in a loan agreement of this type, including restrictions on (i) the granting of liens, (ii) the incurrence of indebtedness, (iii) the sale of assets and (iv) restricted payments. In addition, the Senior Unsecured Credit Facility also contains certain financial covenants.

The Senior Unsecured Credit Facility requires us to deliver our financial statements to the Administrative Agent for distribution to each lender, and to observe (and cause certain of our subsidiaries to observe) certain affirmative covenants subject to materiality and other customary and agreed exceptions. These affirmative covenants include (i) payment of obligations, (ii) preservation of corporate existence and maintenance of assets (including intellectual property rights and relevant licenses), (iii) maintenance of properties, (iv) maintenance of insurance, (v) maintenance of books and records, (vi) inspection rights and (vii) use of proceeds.

Events of Default

The Senior Unsecured Credit Facility sets out certain customary events of default (subject to applicable grace periods) including for, but not limited to, non-payment, breach of covenant, breach of representation or warranty, cross default of certain other Indebtedness and the occurrence of an ERISA Event. A Change of Control (as defined in the Senior Unsecured Credit Facility) will constitute an event of default.

THE EXCHANGE OFFER

The following summary of the registration rights agreements and letter of transmittal is not complete and is subject to, and is qualified in its entirety by, all of the provisions of the registration rights agreements and the letter of transmittal, each of which is filed as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the entire registration rights agreement applicable to your old notes carefully.

Purpose and Effect of Exchange Offer; Registration Rights

We are offering to exchange our 2.9% Senior Notes due 2018, which have been registered under the Securities Act and which we refer to as the “2018 notes,” for our outstanding 2.9% Senior Notes due 2018, which have not been so registered and which we refer to as the “old 2018 notes,” our 5.5% Senior Notes due 2022, which have been registered under the Securities Act and which we refer to as the “2022 notes,” for our outstanding 5.5% Senior Notes due 2022, which have not been so registered and which we refer to as the “old 2022 notes” and our 5.650% Junior Subordinated Notes due 2053, which have been registered under the Securities Act and which we refer to as the “junior subordinated notes,” for our outstanding 5.650% Junior Subordinated Notes due 2053, which have not been so registered and which we refer to as the “old junior subordinated notes.” We refer to the 2018 notes, 2022 notes and junior subordinated notes together as the “new notes,” the old 2018 notes, old 2022 notes and old junior subordinated notes together as the “old notes” and the new notes and the old notes together as the “notes.” We refer to this exchange offer as the “exchange offer.”

The old 2022 notes were purchased by certain initial purchasers on July 13, 2012. In connection with the sale of the old 2022 notes, ING U.S., Inc., Lion Holdings and the initial purchasers of the old 2022 notes entered into a Registration Rights Agreement, dated as of July 13, 2012, which we refer to as the “2022 registration rights agreement.” The old 2018 notes were purchased by certain initial purchasers on February 11, 2013. In connection with the sale of the old 2013 notes, ING U.S., Inc., Lion Holdings and the initial purchasers of the old 2018 notes entered into a Registration Rights Agreement, dated as of February 11, 2013, which we refer to as the “2018 registration rights agreement.” The old junior subordinated notes were purchased by certain initial purchasers on May 16, 2013. In connection with the sale of the old junior subordinated notes, ING U.S., Inc., Lion Holdings and the initial purchasers of the old junior subordinated notes entered into a Registration Rights Agreement, dated as of May 16, 2013, which we refer to as the “junior subordinated notes registration rights agreement.” We refer to the initial purchasers of the old notes collectively as the “initial purchasers,” and to the 2022 registration rights agreement, the 2018 registration rights agreement and the junior subordinated notes registration rights agreement, collectively, as the “registration rights agreements.” All of the old notes were purchased by the initial purchasers for resale to qualified institutional buyers in compliance with Rule 144A under the Securities Act and outside of the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

Registration Rights; Special Interest

The following description is a summary of the material provisions of the registration rights agreements. This description does not restate those agreements in their entirety. The registration rights agreements have been filed as exhibits to the registration statement of which this prospectus forms a part. We urge you to read the registration rights agreement applicable to your old notes in its entirety because it, and not this description, defines your registration rights as holders of those old notes. See “Where You Can Find More Information.”

Pursuant to the registration rights agreements, the Company and Lion Holdings have agreed to use their reasonable best efforts to file with the SEC an exchange offer registration statement covering an offer to holders of the old notes who are able to make certain representations, of the opportunity to exchange the old notes for new notes containing terms identical to the corresponding old notes (except that the new notes will not be subject to restrictions on transfer). The 2022 registration rights agreement and the 2018 registration rights agreement require the Company and Lion Holdings to use their reasonable best efforts to file such exchange offer registration statement within 365 days after the date of issuance of the old 2022 notes or old 2018 notes, as applicable, or, if earlier, within 30 days after the effectiveness of any registration statement the Company files covering the initial public offering of the Company’s equity securities, which we refer to as the “IPO registration statement.” The junior subordunated notes registration rights agreement requires the Company and Lion Holdings to use their reasonable best efforts to file such exchange offer registration statement within 45 days after the issuance of the old junior subordinated notes, or, if earlier, on the date the Company and Lion Holdings file an exchange offer registration statement covering the exchange of the old 2022 notes or old 2018 notes. We refer to each such earliest date as a “target filing date.”

If:

(1)	the Company and Lion Holdings determine that the exchange offer may not be completed as soon as practicable after the last date for exchange because it would violate any applicable law;

(2)	the exchange offer is not for any other reason completed by the earlier of the applicable target completion date (as defined below); or (3) the Company receives a written request (a “shelf registration request”) from any initial purchaser of the old notes representing that it holds old notes that are or were ineligible to be exchanged in the exchange offer, then the Company and Lion Holdings shall use their reasonable best efforts to cause to be filed as soon as practicable after the target completion date or, if later, the date of such request, a shelf registration statement providing for the sale of all of the old notes subject to the applicable registration rights agreement by the holders thereof and to have such shelf registration statement become effective. The “target completion date” means:

•

with respect to the old 2022 notes, the earlier of (1) the date which is 120 days after the effectiveness of the IPO registration statement and (2) the date which is 400 days after the initial issuance date of the old 2022 notes;

•

with respect to the old 2018 notes, the earlier of (1) the date which is 120 days after the effectiveness of the IPO registration statement, (2) the date which is 400 days after the initial issuance of the old 2018 notes and (3) the date on which the exchange offer for the old 2022 notes is completed; and

•

with respect to the old junior subordinated notes, the earliest of (1) the date which is 30 days after the effectiveness of a registration statement covering the exchange of the old 2022 notes or old 2018 notes, (2) the date which is 120 days after the initial issuance of the old junior subordinated notes and (3) the earlier of (i) the date on which the exchange offer for the old 2022 notes is completed and (ii) the date on which the exchange offer for the old 2018 notes is completed.

The registration rights agreements provide that if:

(1)	the exchange offer registration statement has not been filed with the SEC by the applicable target filing date;

(2)	the exchange offer is not completed by the applicable target completion date;

(3)	a shelf registration statement is required (otherwise than solely because of a shelf registration request), such shelf registration statement has not become effective on or prior to the target completion date;

(4)	a shelf registration statement is required because of a shelf registration request, such shelf registration statement has not become effective on or prior to the later of the target completion date and 90 days after delivery of such request;

(5)	the shelf registration statement has become effective and thereafter ceases to be effective or the prospectus contained therein ceases to be usable within a period of one year from such effectiveness (or such shorter period as any registrable old notes are outstanding); provided that it shall not be a registration default (as defined below) if the period or periods during which the shelf registration statement ceases to be effective or the prospectus ceases to be usable (each such period, a “suspension period”) are less than, in aggregate, 90 days in length; and provided further that the one-year period shall be extended by one day for each day of a suspension period; or

(6)	(i) with respect to the old 2018 notes, a shelf registration statement has become effective with respect to the old 2022 notes and no shelf registration statement has yet become effective with respect to the old 2018 notes and (ii) with respect to the old junior subordinated notes, a shelf registration statement has become effective with respect to the old 2022 notes or old 2018 notes and no shelf registration statement has yet become effective with respect to the old junior subordinated notes;

(each, a “registration default”), the Company will pay to each holder of old notes affected thereby additional interest over and above the interest rate set forth in the title of the applicable old notes from and including the date on which any registration default shall occur until and including the date on which all such registration defaults have been cured, at a rate of:

•	0.25% per annum for the first 90-day period beginning on the day immediately following such default; and

•	an additional 0.25% per annum with respect to each subsequent 90-day period;

in each case until and including the date on which all such registration defaults have been cured, provided that the maximum increase shall be 1.00% per annum.

Each holder of old notes that wishes to exchange its old notes for new notes in the exchange offer will be required to represent:

•	that any new notes to be received by it will be acquired in the ordinary course of its business;

•

that, at the time the exchange offer commences, it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the new notes in violation of the Securities Act;

•	that it is not an “affiliate” of the Company or Lion Holdings within the meaning of Rule 405 under the Securities Act; and

•

if it is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus (or, to the extent permitted by law, make a prospectus available) in connection with any resale of the new notes. (In connection with such resale, ING U.S., Inc. and Lion Holdings have agreed that for a period of 180 days starting on the last date for acceptance for exchange of the old notes for new notes, they will maintain the effectiveness of the registration statement of which this prospectus is a part).

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, for each $1,000 principal amount of old notes properly surrendered and not withdrawn before the expiration date of the exchange offer, we will issue $1,000 principal amount of corresponding new notes. Holders may tender some or all of each series of their old notes pursuant to the exchange offer in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The exchange offer is not conditioned upon any minimum aggregate principal amount of any or all old notes being tendered.

The form and terms of the new notes will be the same as the form and terms of the old notes they replace except that:

•	the new notes will have a different CUSIP number from the old notes;

•	the new notes will be registered under the Securities Act and, therefore, the global securities representing the new notes will not bear legends restricting the transfer of interests in the new notes;

•	the new notes will not be subject to the registration rights relating to the old notes; and

•	the new notes will not benefit from payment of additional interest in case of non-registration.

The 2022 notes will evidence the same indebtedness as the old 2022 notes they replace, and will be issued under, and be entitled to the benefits of the senior notes indenture. As a result, the old 2022 notes and the new 2022 notes will be treated as a single series of notes under the senior notes indenture. The 2018 notes will evidence the same indebtedness as the old 2018 notes they replace, and will be issued under, and be entitled to the benefits of the senior notes indenture. As a result, the old 2018 notes and the new 2018 notes will be treated as a single series of notes under the senior notes indenture. The junior subordinated notes will evidence the same indebtedness as the old junior subordinated notes they replace, and will be issued under, and be entitled to the benefits of the junior subordinated indenture. As a result, the old junior subordinated notes and the new junior subordinated notes will be treated as a single series of notes under the junior subordinated indenture.

No interest will be paid in connection with the exchange. The new notes will accrue interest from and including the last interest payment date on which interest has been paid on the old notes they replace or, if no interest has been paid on such old notes, from the date of original issue of such old notes. Accordingly, the holders of old notes that are accepted for exchange will not receive accrued but unpaid interest on those old notes at the time of tender. Rather, that interest will be payable on the new notes delivered in exchange for the old notes on the first interest payment date for those notes after the expiration date.

Under existing SEC interpretations, the new notes would generally be freely transferable after the exchange offer without further registration under the Securities Act, except that broker-dealers receiving the new notes in the exchange offer will be subject to a prospectus delivery requirement with respect to their resale. This view is based on interpretations by the staff of the SEC in no-action letters issued to other issuers in exchange offers like this one. We have not, however, asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, the SEC might not treat it in the same way it has treated other exchange offers in the past. You will be relying on the no-action letters that the SEC has issued to third parties in circumstances that we believe are similar to ours. Based on these no-action letters, the following conditions must be met in order to receive freely transferable new notes:

•	you must not be a broker-dealer that acquired the old notes from us or in market-making transactions or other trading activities;

•	you must acquire the new notes in the ordinary course of your business;

•

you must not be participating, and do not intend to participate, and have no arrangements or understandings with any person to participate, in the distribution of the new notes within the meaning of the Securities Act; and

•	you must not be an affiliate of ours, as defined under Rule 405 of the Securities Act.

By tendering your old notes as described in “—Procedures for Tendering,” you will be representing to us that you satisfy all of the above listed conditions. If you do not satisfy all of the above listed conditions:

•	you cannot rely on the position of the SEC set forth in the no-action letters referred to above; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

The SEC considers broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the new notes if they participate in the exchange offer. Consequently, these broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

A broker-dealer that has bought old notes for market-making or other trading activities must comply with the prospectus delivery requirements of the Securities Act in order to resell any new notes it receives for its own account in the exchange offer. The SEC has taken the position that broker-dealers may use this prospectus to fulfill their prospectus delivery requirements with respect to the new notes.

Unless you are required to do so because you are a broker-dealer, you may not use this prospectus for an offer to resell, resale or other retransfer of new notes. We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Holders of notes do not have appraisal or dissenters’ rights under state law or under the applicable indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of Regulation 14E under the Exchange Act.

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer is 5:00 p.m., New York City time, on                     , 2013, unless we extend the expiration date. We may extend this expiration date in our sole discretion. If we so extend the expiration date, the term “expiration date” shall mean the latest date and time to which we extend the exchange offer.

We reserve the right, in our sole discretion:

•	to, prior to the expiration date, delay accepting any old notes;

•	to extend the exchange offer; or

•	to amend the terms of the exchange offer in any way we determine.

We will give oral notice promptly followed by written notice of any delay, extension or termination to the exchange agent. In addition, we will give, as promptly as practicable, oral or written notice regarding any delay in acceptance, extension or termination of the offer to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will (i) promptly disclose the amendment or waiver in a manner reasonably calculated to inform the holders of old notes of the amendment or waiver and (ii) extend the exchange offer if necessary so that at least five business days remain in the exchange offer following notice of the material change, or as otherwise required by law.

We intend to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding the exchange offer prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures For Tendering

Except in limited circumstances, only a DTC participant listed on a DTC securities position listing with respect to the old notes may tender old notes in the exchange offer. To tender old notes in the exchange offer:

•

you must instruct DTC and a DTC participant by completing the form “Instructions to DTC Participant From Beneficial Owner” accompanying this prospectus of your intention to tender your old notes for new notes; and

•	DTC participants in turn need to follow the procedures for book-entry transfer as set forth below under “—Book-Entry Transfer” and in the letter of transmittal.

By tendering, you will make the representations described below under “—Representations on Tendering Old Notes.” In addition, each broker-dealer that receives new notes for its account in the exchange offer, where the old notes they replace were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.” The tender by a holder of old notes will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of the form “Instructions to DTC Participant From Beneficial Owner” or transmission of an agent’s message and all other required documents, as described under “—Book-Entry Transfer,” to the exchange agent is at the election and risk of the tendering holder of old notes. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent prior to the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered old notes, and our determination shall be final and binding on all parties. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. The exchange agent shall have no duty, responsibility or liability with respect to any of such matters. Unless waived, holders must cure any defects or irregularities in connection with tenders of old notes within a period we determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give this notification. We will not consider tenders of old notes to have been made until these defects or irregularities have been cured or waived. The exchange agent will return any old notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but who cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution; and

•	prior to the expiration date, the exchange agent receives from the eligible institution a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of the original notes and the principal amount of original notes tendered;

•	stating that the tender is being made thereby;

•

guaranteeing that, within three New York Stock Exchange trading days after the expiration date, a book-entry confirmation of the tender, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives the book-entry confirmation, and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the old notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s DTC account in accordance with DTC’s electronic Automated Tender Offer Program procedures for such transfer. The exchange of new notes for tendered old notes will only be made after timely:

•	confirmation of book-entry transfer of the old notes into the exchange agent’s account; and

•	receipt by the exchange agent of an “agent’s message” and all other required documents specified in the letter of transmittal.

The confirmation, agent’s message and any other required documents must be received at the exchange agent’s address listed below under “—Exchange Agent” on or before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

As indicated above, delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant in DTC tendering old notes stating:

•	the aggregate principal amount of old notes which have been tendered by the participant;

•	that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal and the terms of the exchange offer; and

•	that we may enforce such agreement against the participant.

Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the letter of transmittal and described below under “—Representations on Tendering Old Notes” are true and correct.

Representations on Tendering Old Notes

By surrendering old notes in the exchange offer, you will be representing that, among other things:

•	you are acquiring the new notes issued in the exchange offer in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in the distribution of the new notes to be issued in the exchange offer;

•

you are not an affiliate of ours, as defined in Rule 405 under the Securities Act, or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•

you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act or you are participating in the exchange offer for the purposes of distributing the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes, and you cannot rely on the position of the SEC’s staff in their no-action letters; and

•	you are not acting on behalf of someone who cannot truthfully and completely make such representation.

If you are a broker-dealer and you will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities (other than notes acquired directly from either of the issuers or any of their affiliates), you will be required to acknowledge in the letter of transmittal that you will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that, by complying with their obligations, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See also “Plan of Distribution.”

Withdrawal of Tenders

Your tender of old notes pursuant to the exchange offer is irrevocable except as otherwise provided in this section. You may withdraw tenders of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective for DTC participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC prior to 5:00 p.m., New York City time, on the expiration date.

Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC. We will determine, in our sole discretion, all questions as to the validity, form and eligibility, including time of receipt, for such withdrawal notices, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to them unless the old notes so withdrawn are validly re-tendered. Any old notes which have been tendered but which are withdrawn or not accepted for exchange will be returned to the holder without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following the procedures described above under “—Procedures For Tendering” at any time prior to the expiration date.

Exchange Agent

We have appointed U.S. Bank National Association as exchange agent in connection with the exchange offer. In such capacity, the exchange agent has no fiduciary duties to the holders of the notes and will be acting solely on the basis of our directions. Holders should direct questions and requests for assistance, additional copies of this prospectus or the letter of transmittal to the exchange agent, addressed as follows:

By Mail, Hand or Overnight Delivery: U.S. Bank National Association 60 Livingston Avenue Saint Paul, Minnesota 55107 Attn: Corporate Trust Services/Specialized Finance	By Facsimile: (615) 466-7372 For Information or Confirmation by Telephone: (800) 934-6802

Fees and Expenses

The expense of soliciting tenders pursuant to the exchange offer will be borne by us.

We have not retained any dealer-manager in connection with the exchange offer and we will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes. If, however, a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Properly Tender Old Notes in the Exchange Offer

We will issue the new notes in exchange for old notes under the exchange offer only after timely confirmation of book-entry transfer of the old notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and all other required documents specified in the letter of transmittal. Therefore, holders of the old notes who wish to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange or waive any such defects or irregularities. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act.

Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining old notes. Remaining old notes will continue to be subject to the following restrictions on transfer:

•

holders may resell old notes only if an exemption from registration is available or, outside the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act; and

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

Neither we nor our board of directors or similar body make any recommendation to holders of old notes as to whether to tender or refrain from tendering all or any portion of their old notes pursuant to the exchange offer. Moreover, no one has been authorized to make any such recommendation. Holders of old notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of old notes to tender, after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

DESCRIPTION OF THE NEW NOTES

A description of the specific terms of the senior notes and junior subordinated notes being offered in this exchange offer is set forth below. This description is only a summary of the material terms, does not purport to be complete and is qualified in its entirety by reference to the applicable indenture. The Company urges you to read the applicable indenture under which the new notes will be issued in its entirety because it, and not this description, will define your rights as a beneficial holder of the new notes. The indentures are filed as exhibits to the registration statement of which this prospectus is a part. As used in this “Description of the New Notes,” the terms “Company,” “we,” “us” and “our” refer to ING U.S., Inc. and not to any of its consolidated subsidiaries.

The 2018 notes and 2022 notes offered hereby will be issued, and the old 2018 notes and old 2022 notes were issued, under an Indenture, dated as of July 13, 2012, as supplemented by the First Supplemental Indenture, dated as of July 13, 2012, and the Second Supplemental Indenture, dated as of February 11, 2013 (together, and as further supplemented, the “senior notes indenture”), among the Company, as issuer, Lion Holdings as initial guarantor and U.S. Bank National Association, as trustee. The junior subordinated notes offered hereby will be issued, and the old junior subordinated notes were issued, under a Junior Subordinated Indenture, dated as of May 16, 2013, as supplemented by the First Supplemental Indenture, dated as of May 16, 2013 (together, and as further supplemented, the “junior subordinated indenture”), among the Company, as issuer, Lion Holdings as initial guarantor and U.S. Bank National Association, as trustee.

Old Notes and New Notes Will Represent Same Debt

The 2022 notes will be issued solely in exchange for an equal principal amount of old 2022 notes pursuant to the exchange offer. The 2022 notes will evidence the same indebtedness as the old 2022 notes they replace, and will be issued under, and be entitled to the benefits of the senior notes indenture. As a result, the old 2022 notes and the new 2022 notes will be treated as a single series of notes under the senior notes indenture. The 2018 notes will be issued solely in exchange for an equal principal amount of old 2018 notes pursuant to the exchange offer. The 2018 notes will evidence the same indebtedness as the old 2018 notes they replace, and will be issued under, and be entitled to the benefits of the senior notes indenture. As a result, the old 2018 notes and the new 2018 notes will be treated as a single series of notes under the senior notes indenture. The junior subordinated notes will be issued solely in exchange for an equal principal amount of old junior subordinated notes pursuant to the exchange offer. The junior subordinated notes will evidence the same indebtedness as the old junior subordinated notes they replace, and will be issued under, and be entitled to the benefits of the junior subordinated indenture. As a result, the old junior subordinated notes and the new junior subordinated notes will be treated as a single series of notes under the junior subordinated indenture. The terms of the new notes will be the same in all material respects as the old notes in exchange for which they are issued except that the new notes will be registered under the Securities Act and for certain differences relating to transfer restrictions, registration rights and payment of additional interest in case of non-registration.

If the exchange offer is consummated, holders of the old 2022 notes who do not exchange their old 2022 notes for 2022 notes will vote together with holders of the 2022 notes, and holders of the old 2018 notes who do not exchange their old 2018 notes for 2018 notes will vote together with holders of the 2018 notes, for all relevant purposes under the senior notes indenture and holders of the old junior subordinated notes who do not exchange their old junior subordinated notes for junior subordinated notes will vote together with holders of the junior subordinated notes for all relevant purposes under the junior subordinated indenture. All references herein to specified percentages in aggregate principal amount of the outstanding series of notes shall be deemed to mean, at any time after the exchange offer is consummated, such percentages in aggregate principal amount of the applicable series of old notes and new notes then outstanding.

The Senior Notes

General

The senior notes will initially be limited in aggregate principal amount to $1,000,000,000 of the 2018 notes and $850,000,000 of the 2022 notes. There is no limit on the aggregate principal amount of senior notes that the Company may issue. Each series of senior notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

2018 Notes

The 2018 notes will mature on February 15, 2018 (the “2018 maturity date”) and will bear interest at a rate of 2.9% per annum. Interest on the 2018 notes will accrue from February 11, 2013, or from the most recent interest payment date to which interest has been paid or duly provided for. Interest on the 2018 notes will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 2013 (or, if such day is not a business day, on the next succeeding business day, without any interest or other payment in respect of any such delay, with the same force and effect as if made on the date the payment was originally payable), to the persons in whose names the 2018 notes are registered at the close of business on the preceding February 1 or August 1, as the case may be (whether or not a business day), provided, that interest payable at the 2018 maturity date or upon redemption will be paid to the person to whom principal is payable.

2022 Notes

The 2022 notes will mature on February 15, 2022 (the “2022 maturity date”) and will bear interest at a rate of 5.5% per annum. Interest on the 2022 notes will accrue from January 15, 2013, or from the most recent interest payment date to which interest has been paid or duly provided for. Interest on the 2022 notes will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning (or, if such day is not a business day, on the next succeeding business day, without any interest or other payment in respect of any such delay, with the same force and effect as if made on the date the payment was originally payable), to the persons in whose names the 2022 notes are registered at the close of business on the preceding January 1 or July 1, as the case may be (whether or not a business day), provided, that interest payable at the 2022 maturity date or upon redemption will be paid to the person to whom principal is payable.

Interest on the senior notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. The trustee will act as paying agent for the senior notes.

Notwithstanding anything to the contrary in this prospectus, so long as the applicable notes are in book-entry form, the Company will make payments of principal and interest through the trustee to DTC.

“Business day” means, with respect to the senior notes, any day other than a day on which the federal or state banking institutions in the Borough of Manhattan, The City of New York, are authorized or obligated by law, executive order or regulation to close.

The senior notes will not be entitled to any sinking fund.

The senior notes and the senior notes indenture are governed by, and construed in accordance with, the laws of the State of New York.

Further Issues

The Company may, without the consent of the holders of the senior notes, issue additional senior notes having the same ranking and the same interest rate, maturity and other terms as any series of the senior notes offered by this prospectus, except for the issue price and issue date and, in some cases, the first interest payment date and interest accrual date. Any additional senior notes having such similar terms will, together with the applicable series of senior notes offered by this prospectus, constitute a single series of such senior notes under the senior notes indenture; provided that if any such additional senior notes are not fungible with the senior notes offered by this prospectus for U.S. federal income tax purposes, such additional senior notes shall have a separate CUSIP number. No additional senior notes may be issued if an event of default has occurred and is continuing with respect to the senior notes.

Subsidiary Senior Guarantee; Future Subsidiary Guarantees

The senior notes will be guaranteed on a senior unsecured basis (a “senior guarantee”) by Lion Holdings and any other of the Company’s domestic subsidiaries (any such subsidiary, including Lion Holdings, a “subsidiary guarantor”) that becomes a borrower or guarantor under the Senior Unsecured Credit Facility (as it may be amended, replaced, refinanced, amended and restated, supplemented or otherwise modified from time to time). Currently, no other domestic subsidiary of the Company is expected to guarantee the senior notes.

The senior guarantee of a subsidiary guarantor, except for Lion Holdings, will terminate if such subsidiary guarantor is permanently released from its guarantee under the Senior Unsecured Credit Facility.

Each senior guarantee will constitute the senior unsecured obligation of the applicable subsidiary guarantor and will rank equally in right of payment with all of such subsidiary guarantor’s existing and future senior unsecured indebtedness.

The senior notes indenture provides that these provisions will be equally applicable to any additional senior guarantees that may be given in the future.

As of March 31, 2013, the Company’s subsidiaries that are not subsidiary guarantors represented substantially all of the Company’s consolidated assets and revenues.

The obligations of a subsidiary guarantor under its senior guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law. By virtue of this limitation, the obligation of a subsidiary guarantor under its senior guarantee could be significantly less than amounts payable with respect to the notes, or the subsidiary guarantor may have effectively no obligation under its senior guarantee. There is also a risk these limitations will be found by a court to be ineffective or unenforceable, subjecting the entire senior guarantee to avoidance under a fraudulent conveyance analysis. See “Risk Factors—Risks Related to the Notes— Because a subsidiary guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from Lion Holdings or any future subsidiary guarantor” and “Risk Factors—Risk Related to the Notes—Fraudulent conveyance laws could void our obligations under the notes or the guarantee of a subsidiary guarantor.”

Ranking

The senior notes will be senior unsecured obligations of the Company and will rank equally in right of payment with all of the Company’s existing and future unsecured and unsubordinated indebtedness. The senior notes will rank senior to any subordinated indebtedness of the Company. The senior guarantee will be the senior unsecured obligation of Lion Holdings and any other subsidiary guarantor and will rank equally in right of payment with all of the subsidiary guarantors’ respective other senior unsecured indebtedness from time to time outstanding.

Because the Company and Lion Holdings are holding companies, their right to participate in any distribution of assets of any subsidiary, upon the subsidiary’s liquidation or reorganization or otherwise (and thus the ability of the holders of notes to benefit indirectly from any such distribution), is subject to the prior claims of creditors of the subsidiary, except to the extent the Company or Lion Holdings may be recognized as a creditor of that subsidiary. Accordingly, the senior notes will be effectively subordinated to the indebtedness and other obligations of each of the Company’s subsidiaries, other than Lion Holdings and any other subsidiary guarantor. The senior notes indenture does not limit the incurrence or issuance of other secured or unsecured debt by the Company, including senior debt.

Payments on the senior notes will be effectively subordinated to all existing and future liabilities of our subsidiaries to the extent of the assets of such subsidiaries, excluding non-senior indebtedness of Lion Holdings but including policyholder liabilities and contract owner balances. As of March 31, 2013 the Company’s subsidiaries other than Lion Holdings had $334.0 million of combined indebtedness outstanding.

Reports and Other Information

From and after the initial issue date of the senior notes, and unless the Company has filed the financial statements referred to in (1) and (2) below with the SEC in accordance with the following paragraph, the senior notes indenture requires the Company to post on its public website (and to make available to the trustee and holders of the notes, without cost to any holder, within 15 days after it posts them on its public website):

(1)	within 90 days after the end of each fiscal year, audited financial statements of the Company and its subsidiaries, together with the related report of the Company’s independent auditors thereon, prepared in accordance with the requirements that would be applicable to such audited financial statements if appearing in an annual report on Form 10-K filed by the Company as a non-accelerated filer (within the meaning of Rule 12b-2 under the Exchange Act) subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, or any successor or comparable form; and

(2)	within 55 days after the end of each of the first three fiscal quarters of each fiscal year, unaudited interim financial statements of the Company and its subsidiaries, prepared in accordance with the requirements that would be applicable to such unaudited interim financial statements if appearing in a quarterly report on Form 10-Q filed by the Company as a non-accelerated filer subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, or any successor or comparable form.

The senior notes indenture requires the Company to file with the trustee and make available to holders of the senior notes (without exhibits), without cost to any holder, all documents the Company files with, or furnishes to, the SEC under the Exchange Act, within 15 days after it files them with, or furnishes them to the SEC. Any such documents that are publicly available through the EDGAR system of the SEC (or any successor system) shall be deemed to have been filed with the trustee and made available to holders in accordance with the Company’s obligations hereunder.

In addition, at any time that the Company is not subject to Section 13 or 15(d) of the Exchange Act, and to the extent not satisfied by the foregoing, the Company has agreed that, for so long as any notes are outstanding, it will furnish or otherwise make available to holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Optional Redemption

The senior notes will be redeemable at the Company’s option, in whole or in part, at any time and from time to time (any such date fixed for redemption, an “optional redemption date”) at a redemption price equal to the greater of 100% of the principal amount of the senior notes being redeemed plus accrued and unpaid interest to, but excluding, such optional redemption date or the “make-whole redemption amount” (as defined below).

“Make-whole redemption amount” means the sum, as calculated by the premium calculation agent, of the present values of the remaining scheduled payments of principal and interest on the senior notes to be redeemed (not including any portion of those payments of interest accrued as of such optional redemption date), discounted from their respective scheduled payment dates to such optional redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus (1) 35 basis points in the case of the 2018 notes and (2) 50 basis points in the case of the 2022 notes and, plus, accrued and unpaid interest to, but excluding, such optional redemption date.

For purposes of the preceding definition:

“Treasury rate” means, with respect to any optional redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the applicable comparable treasury issue, calculated or interpolated (on a day count basis) using a price for such comparable treasury issue (expressed as a percentage of its principal amount) equal to the applicable comparable treasury price for such optional redemption date. The treasury rate will be calculated on the third business day preceding such optional redemption date.

“Premium calculation agent” means an investment banking institution of national standing appointed by the Company.

“Comparable treasury issue” means the U.S. Treasury security or securities selected by the premium calculation agent as having an actual or interpolated maturity comparable to the term remaining from such optional redemption date to the applicable maturity date (the “remaining life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate notes of comparable maturity to the remaining life.

“Comparable treasury price” means, with respect to such optional redemption date, (1) the average of five applicable reference treasury dealer quotations for such optional redemption date, after excluding the highest and lowest reference treasury quotations, or (2) if the premium calculation agent obtains fewer than five such reference treasury quotations, the average of all such quotations.

“Reference treasury dealers” means (1) with respect to the 2018 notes, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC, and their successors and a primary treasury dealer (as defined herein) selected by SunTrust Robinson Humphrey, Inc. and its successors, (2) with respect to the 2022 notes, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC and their successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “primary treasury dealer”), the Company will substitute therefor another primary treasury dealer, and (3) any other primary treasury dealers selected by the premium calculation agent after consultation with the Company.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any optional redemption date, the average, as determined by the premium calculation agent of the bid and ask prices for the applicable comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the premium calculation agent by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such optional redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of the senior notes to be redeemed. Unless the Company defaults in payment of the redemption price, on or after the redemption date, interest will cease to accrue on the senior notes called for redemption.

Notwithstanding any contrary provisions of the senior notes indenture, the notice of redemption need not set forth the redemption price but only the manner of calculation thereof as described above. If less than all of a series of senior notes are to be redeemed, the trustee shall select the senior notes of such series to be redeemed by such method as the trustee shall deem fair and appropriate. The trustee may select for redemption senior notes in amounts of $1,000 and integral multiples of $1,000 in excess thereof (provided that the unredeemed portion of any senior note to be redeemed in part will not be less than $2,000), and shall thereafter promptly notify the Company in writing of the numbers of senior notes to be redeemed, in whole or in part.

Interest Rate Adjustment

The interest rate payable on the senior notes will be subject to adjustment from time to time under the following circumstances:

If, at any time prior to the termination time, the rating on any of the senior notes from either rating agency is downgraded (each such downgrade, a “downgrade event”) below the baseline ratings, the interest rate payable on the applicable senior notes will increase by 25 basis points for each one notch rating downgrade by either rating agency.

Following any downgrade event and prior to the termination time, the interest rate payable on the applicable senior notes shall be increased or decreased from time to time so that, (i) to the extent that either rating agency maintains a rating on the applicable senior notes that is one or more notches below the baseline ratings, the interest rate has been increased by 25 basis points (and only 25 basis points) for each such notch and (ii) if either rating agency maintains a rating that is at or above the baseline ratings, then all interest rate increases as a result of downgrade events with respect to such rating agency shall be reversed.

In addition, if at any time prior to the termination time the rating on any of the senior notes from either rating agency is withdrawn, suspended, or otherwise discontinued (a “rating withdrawal event”), the interest rate payable on the applicable senior notes will increase by 100 basis points for each such rating withdrawal event. For the avoidance of doubt, any increase in the interest rate payable on the applicable senior notes due to a rating withdrawal event shall be in lieu of, and not in addition to, any increase in the interest rate payable on the applicable senior notes due to a downgrade event. Notwithstanding the foregoing, no adjustment shall be made to the interest rate payable on the applicable senior notes solely as a result of any rating agency ceasing to provide a rating on the applicable senior notes if such rating agency ceases to provide ratings on all debt securities of issuers in the life insurance industry generally or on all debt securities generally.

If, following any rating withdrawal event, another rating agency shall provide a rating on the applicable senior notes, the increase in the interest rate resulting from such rating withdrawal event shall be reversed upon the designation of the other rating agency as a substitute rating agency by the Company through written notice to the trustee. If such substitute rating agency shall initially assign a rating to the applicable senior notes that is below the baseline ratings, such assignment will be deemed to be a downgrade event and the interest rate on the applicable senior notes shall be adjusted in the manner described above.

Notwithstanding the foregoing, in no event shall the cumulative interest rate increase on the applicable senior notes as a result of all downgrade events or rating withdrawal events exceed 200 basis points in the aggregate, and in no event shall the interest rate payable on the senior notes be lower than 2.9% with respect to the 2018 notes or 5.5% with respect to the 2022 notes.

Any interest rate increase or decrease described above will take effect as of the first business day following the public announcement of any ratings action that requires an adjustment to the interest rate (or, in the case of the designation of a substitute rating agency, upon the date of written notice to the trustee of such designation). For the avoidance of doubt, no interest rate increase or decrease described above shall have any effect on interest that shall have accrued on the applicable senior notes prior to such date or have any other retroactive effect. Any interest rate increase or decrease described above that applies to only to the 2018 notes shall not have any effect on the interest rate payable on the 2022 notes and any interest rate increase or decrease described above that applies only to the 2022 notes shall not have any effect on the interest rate payable on the 2018 notes.

From and after the termination time, no further adjustment to the interest rate payable on the applicable senior notes will be made in connection with any downgrade event or rating withdrawal event. For the avoidance of doubt, the interest rate payable at the termination time as a result of the foregoing adjustments (as it may be additionally adjusted from time to time pursuant to any other provisions of the senior notes indenture or under the 2018 registration rights agreement or the 2022 registration rights agreement, as applicable) shall remain in effect until the applicable maturity date, or until the applicable senior notes are earlier redeemed or repurchased.

Change of Control Repurchase Event

If a change of control repurchase event occurs prior to the termination time, unless the Company has exercised its right to redeem all of the applicable senior notes as described in the prospectus under “—Optional Redemption”, the Company will be required to make an offer to each holder of the applicable senior notes to repurchase all or any part (equal to integral multiples of $1,000 with no residual notes less than $2,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of senior notes repurchased plus any accrued and unpaid interest on the senior notes repurchased to, but excluding, the date of repurchase.

Within 30 days following any change of control repurchase event or, at the option of the Company, prior to any change of control before the termination time, but after the public announcement of the change of control, the Company will mail, by first class mail or equivalent, a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase the applicable senior notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice.

The Company will comply with the requirements of the Exchange Act, and any other securities laws, and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the senior notes as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the senior notes, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the senior notes by virtue of such conflict.

On the repurchase date following a change of control repurchase event, the Company will, to the extent lawful:

1.	accept for payment all senior notes or portions of senior notes properly tendered pursuant to the Company’s offer;

2.	deposit with the trustee an amount equal to the aggregate purchase price and accrued interest in respect of all senior notes or portions of senior notes properly tendered; and

3.	deliver or cause to be delivered to the trustee the senior notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of senior notes being purchased by the Company.

The trustee will promptly mail to each holder of senior notes properly tendered the purchase price for the senior notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new senior note equal in principal amount to any un-purchased portion of any senior notes surrendered; provided that each new senior note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The Company will not be required to make an offer to repurchase the applicable senior notes upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirement for an offer made by the Company and such third party purchases all applicable senior notes properly tendered and not withdrawn under its offer.

The change of control repurchase event feature of the senior notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the senior notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings on the notes. The change of control repurchase event feature of the senior notes does not apply if the change of control or below investment grade ratings event occurs after the termination time.

The Company’s obligations to repurchase the senior notes upon a change in control repurchase event is guaranteed by Lion Holdings and would be guaranteed by any future subsidiary guarantor. However, the Company, Lion Holdings and any other subsidiary guarantor may not have sufficient funds to repurchase all the senior notes, or any other outstanding debt securities that the Company would be required to repurchase, upon a change of control repurchase event.

Certain Definitions

For the purposes of the foregoing descriptions of provisions of the senior notes under “—Interest Adjustment” and “—Change of Control Repurchase Event”, the following definitions shall apply:

“Baseline ratings” means Baa3 (in the case of Moody’s) or BBB- (in the case of Standard & Poor’s), or, if the Company shall have substituted another rating agency for Moody’s or Standard & Poor’s following a rating withdrawal event, the equivalent rating from such rating agency.

“Below investment grade ratings event” means any of the senior notes cease to be rated at or above the baseline ratings by at least one of the rating agencies on any date during the period commencing 60 days prior to, and ending 60 days after (which 60-day period will be extended so long as the rating of the of senior notes is under publicly announced consideration for a possible downgrade by any rating agency, but in no case past the termination time) the earlier of (1) the occurrence of a change of control; or (2) public notice of the occurrence of a change of control or the intention of the Company to effect a change of control. Notwithstanding the foregoing, a below investment grade ratings event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular change of control (and thus shall not be deemed a below investment grade ratings event for purposes of the definition of change of control repurchase event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the ratings event).

“Change of control” means the occurrence of one or more of the following:

1.	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries taken as a whole to any ‘‘person’’ (as that term is used in Section 13(d)(3) of the Exchange Act), other than to the Company or one of its subsidiaries;

2.	the consummation of any transaction (including, without limitation, any consolidation, amalgamation, or merger or other combination) the result of which is that any ‘‘person’’ (as that term is used in Section 13(d)(3) of the Exchange Act), other than ING Group or a subsidiary of ING Group, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting stock of the Company, measured by voting power rather than number of shares;

3.	the Company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding voting stock of the Company or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the voting stock of the Company outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person immediately after giving effect to such transaction; or

4.	the adoption of a plan relating to the liquidation, winding up or dissolution of the Company.

Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control for the purposes of this definition if:

(i)	the Company becomes a direct or indirect wholly owned subsidiary of a holding company and (A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s voting stock immediately prior to that transaction or (B) with respect to clause 2 of the definition of change of control only, immediately following that transaction no person (other than ING Group, a subsidiary of ING Group or a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company;

(ii)	the transaction consists solely of a sale or other disposition of ING USA, SLDI, their respective assets or any assets constituting all or part of the Company’s Closed Block Variable Annuity segment; or

(iii)	the transaction consists of a sale of equity securities of the Company pursuant to a public offering registered with the SEC.

“Change of control repurchase event” means the occurrence of both a change of control and a below investment grade ratings event.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Rating agency” means Moody’s, Standard & Poor’s and, following any rating withdrawal event, any “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act which shall be designated by the Company through written notice to the trustee as a substitute rating agency to replace the rating agency subject to the rating withdrawal event.

“Standard & Poor’s” means Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies and its successors.

“Termination time” means November 3, 2013.

“Voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Restrictive Covenants

Limitation on Liens. So long as any senior notes are outstanding, neither the Company nor any of its subsidiaries will create, assume, incur or guarantee any indebtedness for borrowed money which is secured by a mortgage, pledge, lien, security interest or other encumbrance on any capital stock of:

•	Lion Holdings, ILIAC, ING USA, RLIC, SLD, SLDI or ING Investment Management LLC;

•	any successor to substantially all of the business of any such person which is also a subsidiary of the Company; or

•

any other subsidiary of the Company having direct or indirect control of any such person or successor (each person or successor referred to in this bullet or the preceding two bullets, a “restricted subsidiary”).

However, this restriction will not apply if the senior notes then outstanding are secured at least equally and ratably with the otherwise prohibited secured indebtedness so long as it is outstanding.

Limitations on Dispositions of Stock of Certain Subsidiaries. So long as any senior notes are outstanding and subject to the provisions of the senior notes indenture regarding mergers, consolidations and sales of assets, neither the Company nor any of its subsidiaries will sell or otherwise dispose of any shares of capital stock (other than preferred stock having no voting rights of any kind) of any restricted subsidiary except for:

•	a sale or other disposition of any of such stock to a wholly owned subsidiary of the Company;

•	a sale or other disposition of all of a subsidiary’s stock for at least fair value (as determined by the Company’s board of directors acting in good faith);

•

a sale or other disposition required to comply with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at the Company’s request or the request of any of the Company’s subsidiaries; or

•	a sale or other disposition of the stock of ING USA or SLDI.

Consolidation, Merger, Sale of Assets and Other Transactions

So long as any senior notes are outstanding, the Company may not merge with or into or consolidate with another person or sell, assign, transfer, lease or convey all or substantially all of its properties and assets to, any other person other than a direct or indirect wholly owned subsidiary of the Company, and no person may merge with or into or consolidate with the Company or, except for any direct or indirect wholly owned subsidiary of the Company, sell, assign, transfer, lease or convey all or substantially all of its properties and assets to the Company, unless:

•

the Company is the surviving corporation or the person formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than the Company, is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia, and has expressly assumed by supplemental indenture all the obligations of the Company under the senior notes and the senior notes indenture;

•

immediately after giving effect to such transaction, no event of default or event that, after notice or lapse of time or both would become an event of default under the senior notes indenture, has occurred and is continuing; and

•

the Company delivers to the trustee an officers’ certificate and an opinion of counsel, each stating that the supplemental indenture required in connection with the transaction complies with the senior notes indenture.

The senior notes indenture provides that, for the avoidance of doubt, a sale or other disposition of ING USA, SLDI, their respective assets or any assets constituting all or part of the Company’s Closed Block Variable Annuity segment does not constitute a sale or other disposition of substantially all of the properties and assets of the Company.

Events of Default, Notice and Waiver

The following shall constitute “events of default” under the senior notes indenture with respect to the senior notes:

•	the Company’s failure to pay any interest (including additional interest) on the senior notes when due and payable, continued for 30 days;

•	the Company’s failure to pay principal (or premium, if any) on the senior notes when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise;

•	the Company’s failure to observe or perform any other of its covenants or agreements with respect to the senior notes for 90 days after the Company receives notice of such failure;

•

certain events of default under any indebtedness for money borrowed of the Company or of any subsidiary guarantor which results in a principal amount in excess of $100,000,000 of indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, if such acceleration shall not have been rescinded or annulled, or such indebtedness shall not have been discharged, within a period of 15 days after written notice has been provided to the Company in accordance with the senior notes indenture by the trustee or to the Company and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding senior notes of the applicable series, specifying such event of default and requiring the Company to cause such acceleration to be rescinded or annulled or to cause such indebtedness to be discharged; and

•	certain events of bankruptcy, insolvency or reorganization of the Company or any subsidiary guarantor.

If an event of default with respect to the senior notes shall occur and be continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior notes of the applicable series may declare, by notice as provided in the senior notes indenture, the principal amount (or such lesser amount as may be provided for in the notes) of all the outstanding senior notes of the applicable series to be due and payable immediately; provided that, in the case of an event of default involving certain events of bankruptcy, insolvency or reorganization, acceleration is automatic; and, provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding senior notes of the applicable series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived. Upon the acceleration of the maturity of original issue discount securities, an amount less than the principal amount thereof will become due and payable.

Any past default under the senior notes indenture with respect to the senior notes, and any event of default arising therefrom, may be waived by the holders of a majority in principal amount of the outstanding senior notes of the applicable series, except in the case of (i) default in the payment of the principal of (or premium, if any) or interest on the senior notes, or (ii) default in respect of a covenant or provision which may not be amended or modified without the consent of the holder of each senior note affected.

The trustee is required, within 90 days after the occurrence of a default (which is known to the trustee and is continuing), with respect to the senior notes (without regard to any grace period or notice requirements), to give to the holders of the senior notes notice of such default; provided, however, that, except in the case of a default in the payment of the principal of (and premium, if any) or interest on any senior notes, the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of senior notes.

The trustee, subject to its duties during default to act with the required standard of care, may require indemnification by the holders of the senior notes with respect to which a default has occurred before proceeding to exercise any right or power under the senior notes indenture at the request of the holders of the senior notes. Subject to such right of indemnification and to certain other limitations, the holders of a majority in aggregate principal amount of the outstanding senior notes of the applicable series indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to such senior notes.

No holder of senior notes may institute any action against the Company under the senior notes indenture (except actions for payment of overdue principal of (and premium, if any) or interest on such senior notes or for the conversion or exchange of such senior note in accordance with its terms) unless (i) the holder has given to the trustee written notice of an event of default and of the continuance thereof specifying an event of default, as required under the senior notes indenture, (ii) the holders of at least 25% in aggregate principal amount of the outstanding senior notes of the applicable series shall have requested the trustee to institute such action and offered to the trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, and (iii) the trustee shall not have instituted such action within 60 days of such request.

The Company is required to furnish annually to the trustee statements as to the Company’s compliance with all conditions and covenants under the senior notes indenture.

Defeasance

The Company may discharge certain obligations to holders of the senior notes which have not already been delivered to the trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee cash or, in the case of senior notes payable only in U.S. dollars, U.S. government obligations (as defined in the senior notes indenture), as trust funds in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of (and premium, if any) and interest on such senior notes.

The Company may elect either (i) to defease and be discharged from any and all obligations with respect to the senior notes (“defeasance”) or (ii) to be released from its obligations with respect to certain covenants applicable to the senior notes (“covenant defeasance”), upon the deposit with the trustee, in trust for such purpose, of money and/or government obligations which, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient, without reinvestment, to pay the principal of (and premium, if any) or interest on such senior notes to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, the Company must deliver to the trustee an opinion of counsel to the effect that the holders of such senior notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the IRS or a change in applicable federal income tax law occurring after the date of the senior notes indenture. In addition, in the case of either defeasance or covenant defeasance, the Company shall have delivered to the trustee (i) an officers’ certificate to the effect that the senior notes’ exchange(s) have informed it that neither such senior notes, if then listed on any securities exchange, will be delisted as a result of such deposit, and (ii) an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

The Company may exercise its defeasance option with respect to the senior notes notwithstanding its prior exercise of its covenant defeasance option.

Modification and Waiver

Under the senior notes indenture, the Company and the trustee may supplement the senior notes indenture for certain purposes which would not materially adversely affect the interests or rights of the holders of senior notes without the consent of those holders. The Company and the trustee may also modify the senior notes indenture or any supplemental indenture in a manner that affects the interests or rights of the holders of senior notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding senior notes of the applicable series. However, the senior notes indenture requires the consent of each holder of senior notes that would be affected by any modification which would:

•

extend the fixed maturity of the senior notes, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof;

•	change the place of payment;

•	change the currency in which the notes or any premium or interest is payable;

•	impair the right to enforce any payment on or with respect to the senior notes;

•	adversely change the right to convert or exchange, including decreasing the conversion rate or the conversion price of, the senior notes (if applicable);

•

reduce the percentage in principal amount of outstanding notes, the consent of whose holders is required for modification or amendment of the senior notes indenture or for waiver of compliance with certain provisions of the senior notes indenture or for waiver of certain defaults;

•	reduce the requirements contained in the senior notes indenture for quorum or voting;

•	modify any guarantee in a manner that would adversely affect the holders of the senior notes; or

•	modify any of the above provisions.

Payment and Paying Agents

Payment of interest on the senior notes on any interest payment date will be made to the person in whose name the senior note is registered at the close of business on the record date for the interest.

Principal, interest and premium on the senior notes will be payable at the office of such paying agent or paying agents as the Company may designate for such purpose from time to time. Notwithstanding the foregoing, at the Company’s option, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register.

A paying agent designated by the Company and located in the Borough of Manhattan, The City of New York, will act as paying agent for payments with respect to the senior notes. The Company may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that the Company will be required to maintain a paying agent in each place of payment for the senior notes.

All moneys paid by the Company to a paying agent for the payment of the principal, interest or premium on any senior note which remain unclaimed at the end of two years after such principal, interest or premium has become due and payable will be repaid to the Company upon request, and the holder of such senior note thereafter may look only to the Company for payment thereof.

Governing Law

The senior notes indenture and senior notes will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to its principles of conflicts of laws.

Relationship with the Trustee

The trustee under the senior notes indenture is U.S. Bank National Association. The Company and its subsidiaries maintain ordinary banking and trust relationships with a number of banks and trust companies, including the trustee.

Notices

The Company will mail notices to the addresses of the holders of the senior notes that are shown on the register for the senior notes.

The Junior Subordinated Notes

The junior subordinated indenture does not limit the amount of debt that we or our subsidiaries may incur under the junior subordinated indenture or under other indentures to which we are or become a party or otherwise. The junior subordinated notes are not convertible into or exchangeable for shares of our common stock, our authorized preferred stock or any other securities.

General

We will initially issue up to $750,000,000 aggregate principal amount of junior subordinated notes. We may, without the consent of holders of the junior subordinated notes, increase the principal amount of the junior subordinated notes by issuing additional notes in the future on the same terms and conditions as the junior subordinated notes in all respects, except for any difference in the issue date, public offering price, interest accrued prior to the issue date of the additional notes and first interest payment date; provided that, if such additional notes are not fungible for U.S. federal income tax purposes with the junior subordinated notes they will be assigned a separate CUSIP number. The junior subordinated notes and any such additional notes would rank equally and ratably in right of payment and would be treated as a single series of junior subordinated debt securities for all purposes under the junior subordinated indenture.

The notes will mature on May 15, 2053 (the “2053 maturity date”). If that day is not a business day, payment of principal and interest will be postponed to the next business day and no interest will accrue as a result of that postponement. The junior subordinated notes will be subordinated and junior in right of payment to all of our senior indebtedness, as defined under “—Subordination” below, and pari passu with any pari passu securities (as defined below) we issue in the future.

U.S. Bank National Association will initially serve as paying agent for the junior subordinated notes. We will pay the principal of junior subordinated notes represented by physical certificates at the corporate trust office of the trustee. We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. We may also choose to act as our own paying agent. We must notify holders of changes in the paying agents for the junior subordinated notes.

Interest rate and interest payment dates

Fixed-rate period

From and including May 16, 2013 to, but excluding, May 15, 2023 or any earlier redemption date, the junior subordinated notes will bear interest at the annual rate of 5.65%, and we will pay accrued interest semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2013 and ending on May 15, 2023, subject to our rights and obligations under “—Option to Defer Interest Payments” below. We refer to these dates as “fixed-rate interest payment dates” and we refer to the period from, and including, May 16, 2013 to, but excluding, the first fixed-rate interest payment date and each successive period from, and including, a fixed-rate interest payment date to, but excluding, the next fixed-rate interest payment date as a “fixed-rate interest period.”

Interest payments will be made to the persons or entities in whose names the junior subordinated notes are registered at the close of business on May 1 or November 1 (whether or not a business day), as the case may be, immediately preceding the relevant fixed-rate interest payment date. The amount of interest payable for any fixed-rate interest period will be computed on the basis of a 360-day year consisting of twelve 30-day months. In the event that any fixed-rate interest payment date falls on a day that is not a business day, the interest payment due on that date will be postponed to the next day that is a business day, and no additional interest will accrue as a result of that postponement.

“Business day” means, with respect to the junior subordinated notes, any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed, (iii) a day on which the corporate trust office of the trustee is closed for business or (iv) on or after May 15, 2023, a day that is not a London banking day (as defined below).

Floating-rate period

From and including May 15, 2023 to, but excluding, the 2053 maturity date or any earlier redemption date, the junior subordinated notes will bear interest at an annual rate equal to three-month LIBOR (as defined below) plus 3.58%, and we will pay accrued interest quarterly in arrears on February 15, May 15, August 15 and November 15 (or if any of these days is not a business day, on the next business day, except that, if such business day is in the next succeeding calendar month, interest will be payable on the immediately preceding business day), beginning on August 15, 2023, subject to our rights and obligations under “—Option to Defer Interest Payments” below. We refer to these dates as “floating-rate interest payment dates,” and together with the fixed-rate interest payment dates, as “interest payment dates,” and we refer to the period from, and including, May 15, 2023 to, but excluding, the first floating-rate interest payment date and each successive period from, and including, a floating-rate interest payment date to, but excluding, the next floating-rate interest payment date as a “floating-rate interest period” and, together with each fixed-rate interest period, as “interest periods.” We will pay such accrued interest to the persons or entities in whose names the junior subordinated notes are registered at the close of business on February 1, May 1, August 1 and November 1 (whether or not a business day), as the case may be, immediately preceding the relevant floating-rate interest payment date. The amount of interest payable for any floating-rate interest period will be computed on the basis of a 360-day year and the actual number of days elapsed.

For the purposes of calculating interest due on the junior subordinated notes during any floating rate interest period:

•

“Three-month LIBOR” means, with respect to any floating-rate interest period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of that floating-rate interest period that appears on Reuters Page LIBOR01 (as defined below) as of 11:00 a.m., London time, on the LIBOR determination date (as defined below) for that floating-rate interest period. If such rate does not appear on Reuters Page LIBOR01, three-month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of that floating-rate interest period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (as defined below) after consultation with us, at approximately 11:00 a.m., London time, on the LIBOR determination date for that floating-rate interest period. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two such quotations are provided, three-month LIBOR with respect to that floating-rate interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of such quotations. If fewer than two quotations are provided, three-month LIBOR with respect to that floating-rate interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of the rates quoted by three major banks in New York City selected by the calculation agent after consultation with us, at approximately 11:00 a.m., New York City time, on the first day of that floating-rate interest period for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of that floating-rate interest period and in a principal amount of not less than $1,000,000. However, if fewer than three banks selected by the calculation agent to provide quotations provide quotes as described above, three-month LIBOR for that floating-rate interest period will be the same as three-month LIBOR as determined for the previous floating-rate interest period or, in the case of the interest period beginning on May 15, 2023, 3.58%. The determination of three-month LIBOR for each floating-rate interest period by the calculation agent will (in the absence of manifest error) be final and binding;

•	“Calculation agent” means U.S. Bank National Association, or any other firm appointed by us, acting as calculation agent;

•	“Reuters Page LIBOR01” means the display so designated on the Reuters 3000 Xtra (or such other page as may replace that page on that service, or such other service as may be nominated by us as the information vendor, for the purpose of displaying rates or prices comparable to the London Interbank Offered Rate for U.S. dollar deposits (or the successor to such rate if the British Bankers’ Association is no longer making a London Interbank Offered Rate available));

•	“LIBOR determination date” means the second scheduled London banking day (as defined below) immediately preceding the first day of the relevant floating-rate interest period; and

•	“London banking day” means any day on which commercial banks are open for general business (including dealings in foreign exchange and in deposits in U.S. dollars) in London.

Option to Defer Interest Payments

So long as no event of default with respect to the junior subordinated notes has occurred and is continuing, we may elect at one or more times to defer payment of interest on the junior subordinated notes for one or more consecutive interest periods for up to five years. We may not defer interest beyond the 2053 maturity date, any earlier accelerated maturity date arising from an event of default (which, under the junior subordinated indenture, is limited to certain events of bankruptcy, insolvency or receivership involving us) or any earlier redemption date of the junior subordinated notes.

During a deferral period, interest will continue to accrue on the junior subordinated notes, and deferred interest on the junior subordinated notes will bear additional interest at the then-applicable interest rate of the junior subordinated notes, compounded on each interest payment date, subject to applicable law. As used in this prospectus, a “deferral period” refers to the period beginning on the first day of the first interest period with respect to which we elect to defer interest on the junior subordinated notes and ending on the earlier of (i) the interest payment date falling on or about the fifth anniversary of that day and (ii) the next interest payment date on which we have paid all deferred and unpaid amounts (including compounded interest on such deferred amounts) and all other accrued interest on the junior subordinated notes. When we use the term “interest” with respect to junior subordinated notes in this prospectus, we are referring not only to regularly scheduled interest payments but also to interest on interest payments not paid on the applicable interest payment date.

At the end of five years following the commencement of a deferral period, we must pay all accrued and unpaid deferred interest, including compounded interest thereon. If we have paid all deferred interest (including compounded interest thereon) on the junior subordinated notes, we can again defer interest payments on the junior subordinated notes as described above.

We will give the holders of the junior subordinated notes and the trustee written notice of our election to commence or continue a deferral period at least two and not more than 60 business days before the next interest payment date.

We have no present intention to defer interest payments.

Dividend and Other Payment Stoppages During Deferral Periods and Under Certain Other Circumstances

The junior subordinated indenture provides that, so long as any junior subordinated notes remain outstanding, if (i) we have given notice of our election to defer interest payments on the junior subordinated notes but the related deferral period has not yet commenced, or (ii) a deferral period is continuing, then, in either case, we will not, nor will we permit our subsidiaries to:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of our capital stock;

•

make any payment of principal of, or interest or premium, if any, on, or repay, purchase or redeem any of our debt securities that rank upon our liquidation on a parity with or junior to the junior subordinated notes; or

•

make any guarantee payments regarding any guarantee issued by us of securities of any of our subsidiaries if the guarantee ranks upon our liquidation on a parity with or junior to the junior subordinated notes.

The restrictions listed above do not apply to:

•	any purchase, redemption or other acquisition of shares of our capital stock in connection with:

•	any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors, consultants or independent contractors; or

•	the satisfaction of our obligations pursuant to any contract outstanding at the beginning of the applicable deferral period requiring such purchase, redemption or other acquisition;

•

any exchange, redemption or conversion of any class or series of our capital stock, or the capital stock of one of our subsidiaries, for any other class or series of our capital stock, or of any class or series of our indebtedness for any class or series of our capital stock;

•	any purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the securities being converted or exchanged;

•

any declaration of a dividend in connection with any shareholder rights plan, or the issuance of rights, stock or other property under any shareholder rights plan, or the redemption or purchase of rights pursuant thereto;

•

any dividend in the form of stock, warrants, options or other rights where the dividend stock or stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks on parity with or junior to such stock; or

•

any payment of current or deferred interest on pari passu securities so long as the amounts paid, the amounts set aside at such time for payment of such pari passu securities on the immediately following regularly scheduled interest payment dates therefor and the amounts paid or set aside at such time for payment on the junior subordinated notes on the immediately following interest payment date for the junior subordinated notes, are in the same proportion to the full payment to which each series of such pari passu securities and the junior subordinated notes is then, or on such immediately following regularly scheduled interest payment dates will be, entitled to be paid in full.

For the avoidance of doubt, no terms of the junior subordinated notes will restrict in any manner the ability of any of our subsidiaries to pay dividends or make any distributions to us or to any of our other subsidiaries.

Redemption

The junior subordinated notes are redeemable at our election on or after May 15, 2023 or within 90 days after the occurrence of certain events prior to May 15, 2023, in each case at the applicable redemption price set forth below and are not subject to any sinking fund or similar provisions.

We may redeem the junior subordinated notes:

•

in whole at any time or in part from time to time, on any floating-rate interest payment date on or after May 15, 2023 at a redemption price equal to their principal amount plus accrued and unpaid interest (including compounded interest) to, but excluding, the date of redemption; provided that if the junior subordinated notes are not redeemed in whole, at least $25 million aggregate principal amount of the junior subordinated notes, excluding any notes held by us or any of our affiliates, must remain outstanding after giving effect to such redemption; or

•

in whole, but not in part, at any time prior to May 15, 2023, within 90 days after the occurrence of a “tax event” or a “rating agency event” at a redemption price equal to their principal amount or, if greater, a make-whole redemption price, in each case plus accrued and unpaid interest (including compounded interest) to, but excluding, the date of redemption.

For the purposes of the preceding paragraph:

•

“Make-whole redemption price” means, with respect to a redemption of the junior subordinated notes in whole prior to May 15, 2023, the present value of a principal payment on May 15, 2023 and scheduled payments of interest that would have accrued from the redemption date to May 15, 2023 on the junior subordinated notes being redeemed (excluding any accrued and unpaid interest for the period prior to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate (as defined below) (as such make-whole redemption price shall be determined and provided to us by the premium calculation agent (as defined below)) plus 0.50%;

•	“Premium calculation agent” means an investment banking institution of national standing appointed by us;

•

“Treasury rate” means the semi-annual equivalent yield to maturity of the treasury security (as defined below) that corresponds to the treasury price (as defined below) (calculated in accordance with standard market practice and computed by the premium calculation agent as of the second trading day preceding the redemption date);

•

“Treasury security” means the United States Treasury security or securities selected by the premium calculation agent as having an actual or interpolated maturity comparable to the term remaining from such redemption date to May 15, 2023 (the “remaining fixed life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate notes of comparable maturity to the remaining fixed life;

•

“Treasury price” means with respect to such redemption date, (1) the average of the treasury dealer quotations (as defined below) for such redemption date, after excluding the highest and lowest treasury dealer quotations, or (2) if the premium calculation agent obtains fewer than four such treasury dealer quotations, the average of all such quotations;

•

“Treasury dealers” means (1) each of Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their successors) or if any of the foregoing ceases to be a primary U.S. Government securities dealer (a “primary treasury dealer”), a substitute nationally recognized investment banking firm that is a primary treasury dealer specified by us for these purposes and (2) any other primary treasury dealers selected by the premium calculation agent after consultation with us; and

•

“Treasury dealer quotations” means, with respect to each treasury dealer and any redemption date, the average, as determined by the premium calculation agent, of the bid and ask prices for the applicable treasury security (expressed in each case as a percentage of its principal amount) quoted in writing to the premium calculation agent by such treasury dealer at 3:30 p.m., New York City time, on the third trading day preceding the redemption date.

“Tax event” means the receipt by us of an opinion of independent counsel experienced in such matters to the effect that, as a result of any:

•

amendment to, clarification of or change (including any officially announced prospective change) in the laws or treaties of the United States or any political subdivision or taxing authority of or in the United States, or any regulations under those laws or treaties, that is enacted or effective on or after the initial issuance of the old junior subordinated notes;

•

administrative action, which means any judicial decision or any official administrative pronouncement, ruling, regulatory procedure, notice or other similar announcement, including any notice or announcement of intent to issue or adopt any administrative pronouncement, ruling, regulatory procedure or regulation, that is taken on or after the initial issuance of the old junior subordinated notes;

•

amendment to, clarification of or change in the official position or the interpretation of any administrative action or judicial decision or any interpretation or pronouncement that provides for a position with respect to an administrative action or judicial decision that differs from the previously generally accepted position, in each case by any legislative body, court, governmental authority or regulatory body, regardless of the time or manner in which that amendment, clarification or change is introduced or made known, that is enacted or effective on or after the initial issuance of the old junior subordinated notes; or

•

threatened challenge asserted in writing in connection with an audit of us, or a threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the junior subordinated notes, which challenge is asserted against us or becomes publicly known on or after the initial issuance of the old junior subordinated notes;

there is more than an insubstantial risk that interest payable by us on the junior subordinated notes is not, or within 90 days of the date of such opinion will not be, deductible, in whole or in part, by us for U.S. federal income tax purposes.

“Rating agency event” means that any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the junior subordinated notes, which amendment, clarification or change results in:

•

the shortening of the length of time the junior subordinated notes are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the junior subordinated notes; or

•

the lowering of the equity credit (including up to a lesser amount) assigned to the junior subordinated notes by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the junior subordinated notes.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of junior subordinated notes to be redeemed at its registered address. Unless we default in payment of the redemption price and accrued interest, including any compounded interest, interest on the junior subordinated notes or portions thereof called for redemption will cease to accrue on the redemption date.

We may not redeem the junior subordinated notes in part unless all accrued and unpaid interest (including deferred interest) has been paid in full on all outstanding junior subordinated notes for all interest periods terminating on or before the redemption date.

In the event of any redemption, neither we nor the trustee will be required to:

•

issue, register the transfer of, or exchange, junior subordinated notes during a period beginning at the opening of business 15 days before the day of selection of junior subordinated notes for redemption and ending at the close of business on the day of mailing of notice of redemption; or

•	transfer or exchange any junior subordinated notes so selected for redemption, except, in the case of any junior subordinated notes being redeemed in part, any portion thereof not to be redeemed.

Defeasance

The junior subordinated indenture provides that we will be deemed to have paid and discharged the entire indebtedness represented by the notes on the 91st day following the date on which we have complied with the conditions set forth below (“defeasance”), if:

•

we have irrevocably deposited or caused to be irrevocably deposited with the trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders (i) cash or

(ii) U.S. government obligations, maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (iii) a combination thereof, sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee, to pay and discharge the principal of and premium (if any) and interest on the outstanding junior subordinated notes to maturity or redemption, as the case may be;

•	such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

•

we have delivered to the trustee an opinion of independent legal counsel satisfactory to the trustee confirming that (i) we have received from, or there has been published by, the IRS a ruling or (ii) since the issue date of the junior subordinated notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred;

•

no event of default or event which with notice or lapse of time or both would become an event of default with respect to the junior subordinated notes shall have occurred and be continuing on the date of such deposit;

•

such defeasance shall not cause the trustee to have a conflicting interest with respect to any of our securities or result in the trust arising from such deposit to constitute, unless it is qualified as, a regulated investment company under the Investment Company Act of 1940, as amended;

•

we have delivered to the trustee an opinion of counsel substantially to the effect that the trust funds deposited will not be subject to any rights of holders of senior indebtedness, and after the 90th day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the defeasance have been complied with;

•	unless, prior to such 91st day certain events of bankruptcy, insolvency or receivership involving us occur.

Subsidiary Guarantee; Future Subsidiary Guarantees

The junior subordinated notes will be guaranteed on an unsecured, junior subordinated basis (a “junior guarantee”) by Lion Holdings and any other of our domestic subsidiaries (each of Lion Holdings and any such subsidiary, a “subsidiary guarantor”) that becomes a borrower or guarantor under the Senior Unsecured Credit Facility (as it may be amended, replaced, refinanced, amended and restated, supplemented or otherwise modified from time to time). Currently, no other domestic subsidiary of the Company is expected to guarantee the junior subordinated notes.

The junior guarantee of a subsidiary guarantor, except for Lion Holdings, will terminate if such subsidiary guarantor is permanently released from its guarantee under the Senior Unsecured Credit Facility. Each junior guarantee will constitute the unsecured, junior subordinated obligation of the applicable subsidiary guarantor and will rank equally in right of payment with all of such subsidiary guarantor’s existing and future unsecured, junior subordinated indebtedness.

The junior subordinated indenture provides that these provisions will be equally applicable to any additional junior guarantees that may be given in the future.

As of March 31, 2013, the Company’s subsidiaries that are not subsidiary guarantors represented substantially all of the Company’s consolidated assets and revenues.

The obligations of a subsidiary guarantor under its junior guarantee will be limited as necessary to prevent that junior guarantee from constituting a fraudulent conveyance under applicable law. By virtue of this limitation, the obligation of the subsidiary guarantor under its junior guarantee could be significantly less than amounts payable with respect to the junior subordinated notes, or the subsidiary guarantor may have effectively no obligation under its junior guarantee. There is also a risk these limitations will be found by a court to be ineffective or unenforceable, subjecting the entire guarantee to avoidance under a fraudulent conveyance analysis. See “Risk Factors—Risks Related to the Notes—Because a subsidiary guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from Lion Holdings or any future subsidiary guarantor” and “Risk Factors—Risk Related to the Notes—Fraudulent conveyance laws could void our obligations under the notes or the guarantee of a subsidiary guarantor.”

Subordination

The payment of the principal of and interest on the junior subordinated notes is expressly subordinated, to the extent and in the manner set forth in the junior subordinated indenture, in right of payment and upon liquidation to the prior payment in full of all of our senior indebtedness. Each junior guarantee will be the unsecured, junior subordinated obligation of the relevant subsidiary guarantor and is expressly subordinated, to the extent and in the manner set forth in the junior subordinated indenture, in right of payment and upon liquidation to the prior payment in full of all of such subsidiary guarantor’s senior indebtedness.

Subject to the qualifications described below, the term “senior indebtedness” is defined in the junior subordinated indenture to include principal of, premium (if any) and interest on and any other payment due pursuant to any of the following, in each case of ours or the relevant subsidiary guarantor, whether incurred prior to, on or after the date of this prospectus:

•	all obligations (other than obligations pursuant to the junior subordinated indenture and the notes) for money borrowed;

•

all obligations evidenced by securities, notes (other than the notes offered pursuant to this prospectus), debentures, bonds or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	all capital lease obligations;

•	all reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar facilities issued for our account;

•

all obligations issued or assumed as the deferred purchase price of property or services, including all obligations under master lease transactions pursuant to which we or any of our subsidiaries have agreed to be treated as owner of the subject property for U.S. federal income tax purposes;

•

all payment obligations under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements at the time of determination, including any such obligations we incurred solely to act as a hedge against increases in interest rates that may occur under the terms of other outstanding variable or floating rate indebtedness of ours; and

•

all obligations of the types referred to in the preceding bullet points of another person and all dividends of another person the payment of which, in either case, we or the subsidiary guarantor has assumed or guaranteed or for which we or the subsidiary guarantor is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise.

The junior subordinated notes will rank senior to all of our equity securities and pari passu with any debt securities we issue in the future that will rank equally with the junior subordinated notes (collectively, our “pari passu securities”). We currently have no pari passu securities outstanding. Each junior guarantee will rank senior to all of the relevant subsidiary guarantor’s equity securities and pari passu with all of the debt securities and guarantees of such subsidiary guarantor that rank equally with its junior guarantee.

The senior indebtedness will continue to be senior indebtedness and entitled to the benefits of the subordination provisions of the junior subordinated indenture irrespective of any amendment, modification or waiver of any term of the senior indebtedness or extension or renewal of the senior indebtedness. Notwithstanding anything to the contrary in the foregoing, senior indebtedness will not include (1) obligations to trade creditors created or assumed by us or the relevant subsidiary guarantor in the ordinary course of business or (2) indebtedness that is by its terms subordinate, or not superior, in right of payment to the junior subordinated notes, including our pari passu securities, or the relevant subsidiary guarantor’s, as the case may be.

As of March 31, 2013, the consolidated short- and long-term debt of ING U.S., Inc. ranking senior to the junior subordinated notes upon liquidation (including the old senior notes), totaled approximately $3,762.0 million. Payments on the junior subordinated notes will also be effectively subordinated to all existing and future liabilities of our subsidiaries to the extent of the assets of such subsidiaries, excluding non-senior indebtedness of Lion Holdings but including policyholder liabilities and account balances.

If either of the following circumstances exist, we will first pay all senior indebtedness, including any interest accrued after such events occur, in full before we make any payment or distribution, whether in cash, securities or other property, on account of the principal of or interest on the junior subordinated notes:

•

in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets; or

•

(a) in the event and during the continuation of any default in the payment of principal of or premium (if any) or interest on any senior indebtedness beyond any applicable grace period, (b) in the event that any event of default with respect to any senior indebtedness has occurred and is continuing, permitting the direct holders of that senior indebtedness (or a trustee) to accelerate the maturity of that senior indebtedness, whether or not the maturity is in fact accelerated (unless, in the case of either (a) or (b), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded), or (c) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (a) or (b).

In such events, we will pay or deliver directly to the holders of senior indebtedness any payment or distribution otherwise payable or deliverable to holders of the junior subordinated notes. We will make the payments to the holders of senior indebtedness according to priorities existing among those holders until we have paid all senior indebtedness, including accrued interest, in full.

If such events of insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets as described in the first bullet above occur, after we have paid in full all amounts owed on senior indebtedness, the holders of junior subordinated notes together with the holders of any of our other pari passu securities will be entitled to receive from our remaining assets any principal of or premium or interest on the junior subordinated notes and such other obligations due at that time before we make any payment or other distribution on account of any of our capital stock or obligations ranking junior to the junior subordinated notes.

If we breach the junior subordinated indenture by making a payment or distribution to holders of the junior subordinated notes before we have paid all the senior indebtedness in full, then such holders of the junior subordinated notes will have to pay or transfer the payments or distributions to the trustee in bankruptcy, receiver, liquidating trustee or other person distributing our assets for payment of the senior indebtedness.

Because of the subordination provisions, if we become insolvent, holders of senior indebtedness may receive more, ratably, and holders of the junior subordinated notes having a claim pursuant to such securities may receive less, ratably, than our other creditors. This type of subordination will not prevent an event of default from occurring under the junior subordinated indenture in connection with the junior subordinated notes.

The junior subordinated indenture places no limitation on the amount of senior indebtedness that we may incur. We expect from time to time to incur additional indebtedness and other obligations constituting senior indebtedness.

Denominations

The junior subordinated notes will be issued only in fully registered form, without interest coupons, in denominations of $2,000 each and integral multiples of $1,000 in excess thereof. We expect that the junior subordinated notes will be held in book-entry form only, as described under “Book-Entry, Delivery and Form,” and will be held in the name of DTC or its nominee.

Consolidation, Merger, Sale of Assets and Other Transactions

So long as any junior subordinated notes are outstanding, we may not merge with or into or consolidate with another person or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to, any other person other than our direct or indirect wholly owned subsidiary, and no person may merge with or into or consolidate with us or, except for our direct or indirect wholly owned subsidiary, sell, assign, transfer, lease or convey all or substantially all of its properties and assets to us, unless:

•

we are the surviving corporation or the person formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than us, is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia, and has expressly assumed by supplemental indenture all our obligations under the junior subordinated notes and the junior subordinated indenture;

•

immediately after giving effect to such transaction, no event of default or event that, after notice or lapse of time or both would become an event of default, has occurred and is continuing with respect to the junior subordinated notes; and

•

we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the supplemental indenture required in connection with the transaction complies with the junior subordinated indenture.

The junior subordinated indenture provides that, for the avoidance of doubt, a sale or other disposition of ING USA, SLDI, their respective assets or any assets constituting all or part of our Closed Block Variable Annuity segment does not constitute a sale or other disposition of substantially all of our properties and assets.

Events of Default; Waiver and Notice

An “event of default” with respect to the junior subordinated notes shall occur only upon certain events of bankruptcy, insolvency or receivership involving ING U.S., Inc.

The junior subordinated indenture refers to breaches that are not “events of default” as “defaults.” They include:

•

the failure to pay interest, including compounded interest, in full on any junior subordinated notes for a period of 30 days after the conclusion of a five-year period following the commencement of any deferral period if such deferral period has not ended prior to the conclusion of such five-year period;

•	the failure to pay principal of or premium (if any) on the junior subordinated notes when due; or

•	the failure to comply with our covenants or agreements under the junior subordinated indenture or the notes.

A “default” also includes, for example, a failure to pay interest within 30 days of the relevant interest payment date if we do not give a timely written notice of our election to commence or continue a deferral period.

If we do not give a timely written notice of our election to commence or continue a deferral period and fail to pay interest within 30 days of the relevant interest payment date, any holder of junior subordinated notes may seek to enforce our obligation or the obligation of any subsidiary guarantor to make the missed interest payment, including through legal process. However, there is no right of acceleration except upon the occurrence of an event of default as described above.

If we do give a timely written notice of our election to commence or continue a deferral period on any interest payment date (and, if such notice continues a deferral period, the deferral period has not continued for five years), then no “default” will arise from our non-payment of interest on such interest payment date.

The junior subordinated indenture provides that the trustee must give holders notice of all defaults or events of default within 90 days after they became known to a responsible officer of the trustee. However, except in the case of a default in payment on the junior subordinated notes, the trustee will be protected in withholding the notice if its responsible officers determine that withholding of the notice is in the interest of holders.

If an event of default under the junior subordinated indenture occurs, the entire principal amount of the junior subordinated notes will automatically become due and payable without any declaration or other action on the part of the trustee or any holder of the junior subordinated notes. There is no right of acceleration in the case of any payment default or other breaches of covenants under the junior subordinated indenture or the junior subordinated notes. In the case of a default in the payment of principal of or interest, including any compounded interest, on the junior subordinated notes, the holder of a junior subordinated note may, or if directed by the holders of a majority in principal amount of the junior subordinated notes the trustee shall, subject to the conditions set forth in the junior subordinated indenture, demand payment of the amount then due and payable and may institute legal proceedings for the collection of such amount if we or a subsidiary guarantor fails to make payment thereof upon demand.

The holders of a majority in aggregate principal amount of the outstanding junior subordinated notes may waive any past default, except:

•	a default in payment of principal or interest; or

•	a default under any provision of the junior subordinated indenture that itself cannot be modified or amended without the consent of the holders of all outstanding junior subordinated notes.

The holders of a majority in principal amount of the junior subordinated notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to the provisions of the junior subordinated indenture.

We are required to file an officers’ certificate with the trustee each year that states, to the knowledge of the certifying officers, whether we have complied with all conditions and covenants under the terms of the junior subordinated indenture and the junior subordinated notes and specifying any default.

If an event of default under the junior subordinated indenture occurs, the trustee will be obligated to use its rights and powers under the junior subordinated indenture, and to use the same degree of care and skill in doing so that a prudent person would use in that situation in conducting his or her own affairs. In contrast, the trustee shall have no right or obligation under the junior subordinated indenture or otherwise to exercise any remedies on behalf of any holders of the junior subordinated notes pursuant to the junior subordinated indenture in connection with any default that is not also an event of default, unless such remedies are available under the junior subordinated indenture and the trustee is directed to exercise such remedies by the holders of a majority in principal amount of the junior subordinated notes pursuant to and subject to the conditions of the junior subordinated indenture. In connection with any such exercise of remedies in connection with a default the trustee shall be entitled to the same immunities and protections and remedial rights (other than acceleration) as if such default were an event of default.

Actions Not Restricted by the Junior Subordinated Indenture

The junior subordinated indenture does not contain restrictions on our ability to:

•	incur, assume or become liable for any type of debt or other obligation;

•	create liens on our property for any purpose; or

•

pay dividends or make distributions on our capital stock or purchase or redeem our capital stock, except as set forth under “—Dividend and Other Payment Stoppages During Deferral Periods and Under Certain Other Circumstances” above, or make debt payments on, or purchase, redeem or retire, any senior indebtedness.

The junior subordinated indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the junior subordinated indenture does not contain any provisions that would require us to repurchase or redeem or modify the terms of any of the junior subordinated notes upon a change of control or other event involving us that may adversely affect the creditworthiness of the junior subordinated notes.

Modification of junior subordinated indenture

Under the junior subordinated indenture, certain of our rights and obligations and certain of the rights of holders of the junior subordinated notes may be modified or amended with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding notes. However, the following modifications and amendments will not be effective against any holder without its consent:

•	a change in the stated maturity date of any payment of principal of or interest (including any compounded interest) on the junior subordinated notes;

•	a change in the manner of calculating payments due on the junior subordinated notes in a manner adverse to holders of junior subordinated notes;

•	a reduction in the requirements contained in the junior subordinated indenture for quorum or voting;

•

a change in the place of payment for any payment on the notes that is adverse to holders of the junior subordinated notes or a change in the currency in which any payment on the junior subordinated notes is payable;

•	an impairment of the right of any holder of notes to institute suit for the enforcement of payments on the junior subordinated notes;

•

a reduction in the percentage of outstanding junior subordinated notes required to consent to a modification or amendment of the junior subordinated indenture or required to consent to a waiver of compliance with certain provisions of the junior subordinated indenture or certain defaults under the junior subordinated indenture and their consequences;

•	a reduction in the principal amount of, the rate of interest on or any premium payable upon the redemption of the junior subordinated notes;

•	a modification of any guarantee in a manner that would adversely affect the holders of the junior subordinated notes; and

•	a modification of any of the provisions of the junior subordinated indenture relating to modifications of the junior subordinated indenture.

Under the junior subordinated indenture, the holders of at least a majority of the aggregate principal amount of the outstanding junior subordinated notes may, on behalf of all holders of the junior subordinated notes, waive compliance by us with certain covenants or conditions contained in the junior subordinated indenture.

We and the trustee may execute, without the consent of any holder of junior subordinated notes, any supplemental indenture for the purposes of:

•	evidencing the succession of another corporation to us, and the assumption by any such successor of our covenants contained in the junior subordinated indenture and the junior subordinated notes;

•

adding or modifying covenants of us for the benefit of the holders of the junior subordinated notes or surrendering any of our rights or powers under the junior subordinated indenture (including surrendering our right to redeem the notes after the occurrence of a rating agency event); provided that such addition, modification or surrender may not add events of default or acceleration events with respect to the junior subordinated notes;

•	evidencing and providing for the acceptance of appointment under the junior subordinated indenture by a successor trustee with respect to the junior subordinated notes;

•

curing any ambiguity, correcting or supplementing any provision in the junior subordinated indenture that may be defective or inconsistent with any other provision therein or in any supplemental indenture or making any other provisions with respect to matters or questions arising under the junior subordinated indenture; provided that such provisions, as so changed, corrected or modified, shall not adversely affect the interests of the holders of the junior subordinated notes in any material respect;

•	adding a subsidiary guarantor or removing a subsidiary guarantor if permitted under the terms of the junior subordinated indenture; or

•	making any changes to the junior subordinated indenture in order for the junior subordinated indenture to conform to this description of the junior subordinated notes.

We will not enter into any supplemental indenture with the trustee to add any additional event of default with respect to the junior subordinated notes without the consent of the holders of at least a majority in aggregate principal amount of outstanding junior subordinated notes.

Holders do not need to approve the particular form of any proposed amendment. It will be sufficient if such holders approve the substance of the proposed amendment. After an amendment under the junior subordinated indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Exchanges and Transfers

Subject to the limitations described above under “—Redemption,” holders may exchange or transfer the junior subordinated notes at the office of the trustee. Holders may also replace lost, stolen, destroyed or mutilated junior subordinated notes at that office. The trustee acts as our agent for registering the junior subordinated notes in the names of holders and transferring the junior subordinated notes. We may change this appointment to another entity or perform these services ourselves. The entity performing the role of maintaining the list of registered direct holders is called the “security registrar.” It will also register transfers of the junior subordinated notes.

Holders will not be required to pay a service charge to transfer or exchange the junior subordinated notes, but holders may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with holders’ proof of ownership.

We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

Reports

The junior subordinated indenture requires the Company to file with the trustee and make available to holders of the junior subordinated notes (without exhibits), without cost to any holder, all documents the Company files with, or furnishes to, the SEC under the Exchange Act, within 15 days after it files them with, or furnishes them to the SEC. Any such documents that are publicly available through the EDGAR system of the SEC (or any successor system) shall be deemed to have been filed with the trustee and made available to holders in accordance with the Company’s obligations hereunder.

Governing Law

The junior subordinated indenture and the junior subordinated notes, and any claim, controversy or dispute arising under or related to the junior subordinated indenture or the junior subordinated notes, will be governed by, and construed in accordance with, the laws of the State of New York, without regard to its principles of conflicts of laws.

The Trustee

U.S. Bank National Association is the trustee. Other than its duties in a case of default, the trustee is under no obligation to exercise any of the powers under the junior subordinated indenture at the request, order or direction of any holders of junior subordinated notes unless offered reasonable indemnification. The trustee assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

We maintain banking and trust relationships in the ordinary course of business with the trustee and its affiliates.

Purchase and Cancellation

We will cause all junior subordinated notes surrendered for payment, redemption or registration of transfer or exchange, if surrendered to any person other than the trustee (including any of our agents, subsidiaries or affiliates), to be delivered to the trustee for cancellation. All junior subordinated notes delivered to the trustee shall be cancelled promptly by the trustee. No junior subordinated notes shall be authenticated in exchange for any notes cancelled as provided in the junior subordinated indenture, except for junior subordinated notes surrendered for registration of transfer or exchange.

We may, to the extent permitted by law, and directly or indirectly (regardless of whether such notes are surrendered to us), repurchase junior subordinated notes in the open market or otherwise, whether by us or our subsidiaries or through a private or public tender or exchange offer or through counterparties to private agreements, including by cash-settled swaps or other derivatives. We will cause any junior subordinated notes so repurchased (other than junior subordinated notes repurchased pursuant to cash-settled swaps or other derivatives) to be surrendered to the trustee for cancellation, and they will no longer be considered “outstanding” under the junior subordinated indenture upon their repurchase.

BOOK-ENTRY, DELIVERY AND FORM

Form, Denomination and Registration of Notes

The new notes will be issued in fully registered form, without interest coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The new notes will be issued initially as global notes. DTC will act as depository for the notes. Except in limited circumstances, global notes will not be exchangeable for certificated notes, as further provided below.

The trustee is not required (i) to issue, register the transfer of or exchange any note for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed or (ii) to register the transfer of or exchange any note so selected for redemption or purchase in whole or in part, except, in the case of a partial redemption or purchase, that portion of the note not being redeemed or purchased.

No service charge will be imposed in connection with any transfer or exchange of any note, but the Company may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Global Notes

Global notes will be deposited with a custodian for DTC, and registered in the name of a nominee of DTC. Beneficial interests in the global notes will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global note, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global note for all purposes under the applicable indenture. No owner of a beneficial interest in a global note will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants.

Any beneficial interest in one global note that is transferred to a person who takes delivery in the form of an interest in another global note will, upon transfer, cease to be an interest in such global note and become an interest in the other global note and, accordingly, will thereafter be subject to all transfer restrictions applicable to beneficial interests in such other global note for as long as it remains such an interest.

The Company will apply to DTC for acceptance of the global notes in its book-entry settlement system. Investors may hold their beneficial interests in the global notes directly through DTC if they are participants in DTC, or indirectly through organizations which are participants in DTC.

Payments of principal and interest under each global note will be made to DTC’s nominee as the registered owner of such global note. The Company expects that the nominee, upon receipt of any such payment, will credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global note as shown on the records of DTC. The Company also expects that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of the Company, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global note or for maintaining or reviewing any records relating to such beneficial interests.

Certificated Notes

If DTC notifies the Company that it is unwilling or unable to continue as depositary for a global note and a successor depositary is not appointed by the Company within 90 days of such notice, or an event of default has occurred and the trustee has received a request from DTC, the trustee will exchange each beneficial interest in that global note for one or more certificated notes registered in the name of the owner of such beneficial interest, as identified by DTC.

Payment

The indentures require that payments in respect of the notes issued thereunder and represented by the global notes be made by wire transfer of immediately available funds to the accounts specified by holders of the global notes. With respect to notes in certificated form, the Company will make all payments through the paying agent by mailing a check to each holder’s registered address; provided, however, that payments may also be made, in the case of a holder of at least $1.0 million aggregate principal amount of notes, by wire transfer to the account specified by the holder thereof.

UNITED STATES TAXATION

The following discussion summarizes the material U.S. federal income tax consequences of the exchange offer. It applies to you only if you hold old notes and new notes as capital assets for tax purposes and acquire new notes by exchanging old notes pursuant to the exchange offer. This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER.

Exchange of Old Notes for New Notes

The exchange of old notes for new notes will not be treated as a taxable transaction for U.S. federal income tax purposes because the terms of the new notes will not be considered to differ materially in kind or in extent from the terms of the old notes. Rather, the new notes you receive will be treated as a continuation of your investment in the old notes. As a result, you will not recognize gain or loss upon the exchange of your old notes for new notes. In addition, your basis and holding period in the new notes will be the same as your basis and holding period in the old notes exchanged therefor. Payments or accruals of interest, and payments of principal on the new notes should be treated in the same manner as such payments or accruals were treated with respect to the old notes.

PLAN OF DISTRIBUTION

By surrendering old notes in the exchange offer, you will be representing that, among other things:

•	you are acquiring the new notes issued in the exchange offer in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in the distribution of the new notes to be issued in the exchange offer;

•

you are not an affiliate of ours, as defined in Rule 405 under the Securities Act, or if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•

you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act or you are participating in the exchange offer for the purposes of distributing the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the new notes, and you cannot rely on the position of the SEC’s staff in their no-action letters; and

•	you are not acting on behalf of someone who cannot truthfully and completely make such representation.

If you fail to satisfy any of these conditions, you cannot rely on the position of the SEC set forth in the no-action letters referred to above under “The Exchange Offer—Terms of the Exchange Offer” and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such new notes were acquired as a result of market-making activities or other trading activities. ING U.S., Inc. and Lion Holdings have agreed that for a period of 180 days starting on the last date for acceptance for exchange of the old notes for new notes, they will maintain the effectiveness of the registration statement of which this prospectus is a part for use by broker-dealers in connection with any such resale. In addition, until                     , all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or in a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date (or such time as such broker-dealers no longer own any Registrable Securities), we will send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Any such requests should be directed to Investor Relations.

We have agreed in the registration rights agreements to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF THE NEW NOTES AND GUARANTEES OF THE NEW NOTES

The validity of the new notes and of the guarantees of the new notes will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain legal matters related to Connecticut law will be passed upon for us by Day Pitney LLP.

EXPERTS

The Consolidated Financial Statements and schedules of ING U.S., Inc. as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act for the new notes being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website at www.sec.gov.

We are subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at ing.us as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. Additionally, these periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

GLOSSARY

2018 notes	$1.0 billion principal amount of 2.9% Senior Notes due 2018 that will be registered under the Securities Act of 1933

2022 notes	$850.0 million principal amount of 5.5% Senior Notes due 2022 that that will be registered under the Securities Act of 1933

ABS	Asset-backed securities

Aetna Notes	Approximately $645.0 million of various debentures of Lion Holdings that were assumed by Lion Holdings in connection with the acquisition of Aetna’s life insurance and related businesses in 2000

AG38	NAIC Actuarial Guideline XXXVIII, The Application of the Valuation of Life Insurance Policies Model Regulation (“Model”), which clarifies the application of XXX with respect to certain universal life insurance policies with secondary guarantees

AG43	NAIC Actuarial Guideline XLIII, Commissioners’ Annuity Reserve Valuation Method for Variable Annuities, which clarifies the approach to determining additional reserves required for variable annuities and the guaranteed benefits embedded in them

ALM	Asset/liability management

AOCI	Accumulated other comprehensive income (loss)

ARO	NAIC acceptable rating organization providing credit quality and financial strength rating designations

ASC	FASB Accounting Standards Codification

ASU	FASB Accounting Standards Update

AUA	Assets under administration. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Operating Measures—Assets Under Management and Assets Under Administration.”

AUM	Assets under management. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Operating Measures—Assets Under Management and Assets Under Administration.”

CAL	Company action level risk-based capital, as defined by the NAIC

CDS	Credit default swaps

CFTC	U.S. Commodity Futures Trading Commission

Capital Hedge Overlay program	See “Business—Closed Blocks—Variable Annuity Hedge Program and Reinsurance—Variable Annuity Capital Hedge Overlay Program.”

CMBS	Commercial mortgage-backed securities

CMO	Collateralized mortgage obligation

CMO-B	A proprietary strategy to manage a portfolio of various CMO tranches in combination with financial derivatives. See “Investments—CMO-B Portfolio.”

CRO	The Chief Risk Officer of ING U.S., Inc. or one of its businesses or segments

DAC	Deferred acquisition cost, representing the incremental costs related directly to the successful acquisition of new and renewal insurance and annuity contracts

DAC/VOBA and other intangibles	DAC, VOBA, DSI, and URR

Divestment Transaction	Any sale or other divestment of all or a portion of ING U.S., Inc. common stock by ING Group

DNB	Dutch Central Bank (De Nederlandsche Bank)

DOL	U.S. Department of Labor

DSI	Deferred sales inducements, representing amounts that are credited to a policyholder’s account balance that are higher than the expected credited rates on similar contracts without such an inducement and that are an incentive to purchase a contract

Dutch State loan obligation	The assignment by ING Support Holding of certain rights pursuant to participation agreements that certain subsidiaries of the Company entered into with ING Support Holding on January 26, 2009. See “Certain Relationships and Related Party Transactions—Alt-A Back-up Facility.”

Dutch State Transactions	The state aid granted to ING Group by the Kingdom of the Netherlands in November 2008 and March 2009. See “Regulation—Dutch State Transactions and Restructuring Plan.”

EC	European Commission

Exit price	The price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants

Favorable unlocking	See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—Segment by Segment—Unlocking of DAC/VOBA and other Contract Owner/Policyholder Intangibles.”

FIAs	Fixed indexed annuities

FSB	Financial Stability Board

FSOC	Financial Stability Oversight Council

FVO	Fair value option

GAAP	Accounting principles generally accepted in the United States

GICs	Guaranteed investment contracts

GLWB	Guaranteed lifetime withdrawal benefits

GMAB	Guaranteed minimum accumulation benefits

GMDB	Guaranteed minimum death benefits

GMIB	Guaranteed minimum income benefits

GMWB	Guaranteed minimum withdrawal benefits

GMWBL	Guaranteed minimum withdrawal benefits for life

GRIP	Guaranteed retirement income portfolio

Guaranteed benefit derivatives	Embedded derivatives and derivatives related to product guarantees

Hannover Re	Hannover Life Reassurance Company of America and Hannover Life Reassurance (Ireland) Limited, collectively

ILIAC	ING Life Insurance and Annuity Company, a principal insurance subsidiary of ING U.S., Inc.

ING Bank	ING Bank N.V., a wholly owned subsidiary of ING Group

ING Group	ING Groep N.V.

ING Re	ING Re (Netherlands) N.V., a wholly owned subsidiary of ING Group

ING Support Holding	ING Support Holding, B.V., a wholly owned subsidiary of ING Group

ING USA	ING USA Annuity and Life Insurance Company, a principal insurance subsidiary of ING U.S., Inc.

ING V	ING Verzekeringen N.V., a wholly owned subsidiary of ING Group

IRAs	Individual Retirement Accounts

IRS	U.S. Internal Revenue Service

Junior subordinated notes	$750.0 million principal amount of 5.65% Fixed-to-Floating Rate Junior Subordinated Notes due 2053 that that will be registered under the Securities Act of 1933

LIHTC	Low Income Housing Tax Credits

Lion Holdings	Lion Connecticut Holdings Inc., our principal intermediate holding company, which is the parent of a number of our insurance and non-insurance operating entities

LOCs	Letters of credit

MAP-21	Moving Ahead for Progress in the 21st Century Act

MCG	Managed custody guarantee product

MGIR	Minimum Guaranteed Interest Rates

MPA	A master asset purchase agreement that the Company entered into, effective January 1, 2009, with Scottish Re and Hannover Re

MYGAs	Multi-Year Guarantee Annuities

NAIC	National Association of Insurance Commissioners

NAR	Net amount at risk

NAV	Net asset value

New VM	A new Valuation Manual for life insurance adopted by the NAIC in December 2012

NOLs	Net operating loss carryforwards

Nonperformance risk	Risk that our obligations or the obligations of one of our subsidiaries will not be fulfilled

OCC	Office of the Comptroller of the Currency

Operating ROC	Operating return on capital. See “Business—Operating Return on Capital Goal.”

Operating ROE	Operating return on equity. See “Business—Operating Return on Equity.”

OTTI	Other-than-temporary impairment

PBGC	U.S. Pension Benefit Guaranty Corporation

PBR	A Principles-Based Reserving framework under which the NAIC has begun a process of redefining the U.S. statutory reserve methodology for certain of our insurance liabilities

RBC	Risk-based capital as defined by the NAIC

RBC ratio	Company action level risk-based capital ratio

Regulation XXX (XXX)	NAIC Model Regulation entitled “Valuation of Life Insurance Policies”, which requires insurers to establish additional statutory reserves for certain term life insurance policies with long-term premium guarantees and for certain universal life policies with secondary guarantees

Restructuring Plan	A restructuring plan that ING Group submitted in October 2009 to the EC in order to receive approval for state aid granted to ING Group by the Dutch State in November 2008 and March 2009

Revolving Credit Agreement	A three-year committed revolving credit agreement, which provides for issuance of up to $3.5 billion of letters of credit with a $1.5 billion sublimit for cash borrowings (reduced, as required by the terms of the Revolving Credit Agreement, to $1.075 billion in connection with the 2022 Notes), that we entered into on April 20, 2012 as part of the Senior Unsecured Credit Facility

RGA	Various subsidiaries of Reinsurance Group of America Incorporated, collectively

RLI	ReliaStar Life Insurance Company, a principal insurance subsidiary of ING U.S., Inc.

RMBS	Residential mortgage-backed securities

RMP	Risk Management Program

SAT	NAIC Suitability in Annuity Transactions Model Regulation

Scottish Re	Scottish Re Group Limited, Scottish Holdings, Inc., Scottish Re (U.S.), Inc., Scottish Re Life (Bermuda) Limited and Scottish Re (Dublin) Limited, collectively

Section 382	Section 382 of the U.S. Internal Revenue Code of 1986, as amended

Senior Unsecured Credit Facility	A $5.0 billion senior unsecured credit facility that we entered into on April 20, 2012 with a syndicate of banks, which replaced financing that was either internally funded or guaranteed by ING V. See “Glossary—Revolving Credit Agreement” and “—Term Loan Agreement.”

Shareholder Agreement	The shareholder agreement between ING U.S. and ING Group that will govern certain aspects of our continuing relationship. See “Certain Relationships and Related Party Transactions—Continuing Relationship with ING Group—Shareholder Agreement.”

SLD	Security Life of Denver Insurance Company, a principal insurance subsidiary of ING U.S., Inc.

SLDI	Security Life of Denver International Limited, our insurance subsidiary domiciled in the Cayman Islands

SSDMF	U.S. Social Security Death Master File

Supervisory Board	Supervisory Board of ING Group

SVO	Securities Valuation Office of the NAIC

TAC	Total adjusted capital

Term Loan Agreement	A $1.5 billion two-year syndicated term loan agreement that we entered into on April 20, 2012 as part of the Senior Unsecured Credit Facility

TPAs	Third-party administrators

Unfavorable unlocking	See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—Segment by Segment—Unlocking of DAC/VOBA and other Contract Owner/Policyholder Intangibles.”

Unlocking event	See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—Segment by Segment—Unlocking of DAC/VOBA and other Contract Owner/Policyholder Intangibles.”

URR	Unearned revenue reserve, representing expense loads that are deducted from contract owner account balances and that are greater than the corresponding loads in subsequent contract years; the excess over the corresponding load in subsequent contract years is established as a liability when it is deducted and is amortized into revenue over the life of the associated contracts.

Variable Annuity Guarantee Hedging Program	See “Business—Closed Blocks—Variable Annuity Hedge Program and Reinsurance—Variable Annuity Guarantee Hedging Program.”

VB	Voluntary Benefits

VIEs	Variable interest entities

VMCR	Value of management contract rights

VOBA	Value of business acquired, representing the present value of estimated cash flows embedded in acquired business, plus renewal commissions and certain other costs on such acquired business

VOCRA	Value of customer relationships acquired

VOEs	Voting interest entities

XXX	See “—Regulation XXX (XXX).”

ING U.S., Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors

ING U.S., Inc.

We have audited the accompanying consolidated balance sheets of ING U.S., Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index to Financial Statements and Schedules. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING U.S., Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, in response to new accounting standards, the Company changed its method of accounting for variable interest entities effective January 1, 2010.

/s/ Ernst & Young LLP

Atlanta, Georgia

March 19, 2013,

except for Note 21, as to which the date is

April 11, 2013

and for Note 20, as to which the date is

June 10, 2013

ING U.S., Inc.

Consolidated Balance Sheets

December 31, 2012 and 2011

(In millions, except share data)

	As of December 31,
	2012	2011
Assets:
Investments:
Fixed maturities, available-for-sale, at fair value (amortized cost of $62,955.4 at 2012 and $61,800.5 at 2011)	$70,910.3	$67,405.6
Fixed maturities, at fair value using the fair value option	2,771.3	3,010.3
Equity securities, available-for-sale, at fair value (cost of $297.9 at 2012 and $320.6 at 2011)	340.1	353.8
Short-term investments	5,991.2	3,572.7
Mortgage loans on real estate, net of valuation allowance of $3.9 at 2012 and $4.4 at 2011	8,662.3	8,691.1
Loan – Dutch State obligation	—	1,792.7
Policy loans	2,200.3	2,263.9
Limited partnerships/corporations	465.1	599.6
Derivatives	2,374.5	2,660.9
Other investments	167.0	215.1
Securities pledged (amortized cost of $1,470.0 at 2012 and $2,068.7 at 2011)	1,605.5	2,253.5

Total investments	95,487.6	92,819.2
Cash and cash equivalents	1,786.8	638.0
Short-term investments under securities loan agreements, including collateral delivered	664.0	1,075.9
Accrued investment income	863.5	881.7
Reinsurance recoverable	7,379.3	7,723.4
Deferred policy acquisition costs, Value of business acquired	3,656.3	4,352.3
Sales inducements to contract holders	212.7	307.3
Current income taxes	—	26.0
Goodwill and other intangible assets	348.5	382.5
Other assets	1,362.5	1,476.3
Assets related to consolidated investment entities:
Limited partnerships/corporations, at fair value	2,931.2	2,860.3
Cash and cash equivalents	440.8	137.0
Corporate loans, at fair value using the fair value option	3,559.3	2,162.9
Other assets	34.3	15.5
Assets held in separate accounts	97,667.4	88,714.5

Total assets	$216,394.2	$203,572.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Consolidated Balance Sheets (Continued)

December 31, 2012 and 2011

(In millions, except share data)

	As of December 31,
	2012	2011
Liabilities and Shareholder’s Equity:
Future policy benefits	$15,493.6	$15,626.7
Contract owner account balances	70,562.1	72,731.7
Payables under securities loan agreement, including collateral held	1,509.8	1,781.8
Short-term debt	1,064.6	1,054.6
Long-term debt	3,171.1	1,343.1
Funds held under reinsurance agreements	1,236.6	1,307.6
Derivatives	1,944.2	1,955.8
Pension and other post-employment provisions	903.2	797.7
Current income taxes	11.7	—
Deferred income taxes	1,042.7	513.0
Other liabilities	1,604.2	1,563.6
Liabilities related to consolidated investment entities:
Collateralized loan obligations notes, at fair value using the fair value option	3,829.4	2,057.1
Other liabilities	292.4	199.5
Liabilities related to separate accounts	97,667.4	88,714.5

Total liabilities	200,333.0	189,646.7

Shareholder’s equity:
Common stock (900,000,000 shares authorized, 230,079,120 issued and 230,000,000 outstanding, net of 79,120 of Treasury shares; $0.01 par value per share)	2.3	2.3
Additional paid-in capital	22,917.6	22,865.2
Accumulated other comprehensive income	3,710.7	2,595.0
Retained earnings (deficit):
Appropriated-consolidated investment entities	6.4	126.5
Unappropriated	(12,762.1)	(13,235.1)

Total ING U.S., Inc. shareholder’s equity	13,874.9	12,353.9
Noncontrolling interest	2,186.3	1,572.2

Total shareholder’s equity	16,061.2	13,926.1

Total liabilities and shareholder’s equity	$216,394.2	$203,572.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2012, 2011 and 2010

(In millions, except per share data)

	Years Ended December 31,
	2012	2011	2010
Revenues:
Net investment income	$4,697.9	$4,968.8	$4,987.0
Fee income	3,515.4	3,603.6	3,516.5
Premiums	1,861.1	1,770.0	1,707.5
Net realized gains (losses):
Total other-than-temporary impairments	(74.1)	(550.6)	(1,383.4)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	(19.0)	(47.9)	(492.6)

Net other-than-temporary impairments recognized in earnings	(55.1)	(502.7)	(890.8)
Other net realized capital gains (losses)	(1,225.7)	(1,028.7)	(787.2)

Total net realized capital gains (losses)	(1,280.8)	(1,531.4)	(1,678.0)
Other revenue	378.5	428.2	547.0
Income (loss) related to consolidated investment entities:
Net investment income (loss)	556.6	528.4	316.0
Changes in fair value related to collateralized loan obligations	(113.4)	(48.8)	(121.8)

Total revenues	9,615.3	9,718.8	9,274.2

Benefits and expenses:
Policyholder benefits	2,613.5	3,286.5	2,466.7
Interest credited to contract owner account balance	2,248.1	2,455.5	2,560.6
Operating expenses	3,155.0	3,030.8	3,033.5
Net amortization of deferred policy acquisition costs and value of business acquired	722.3	387.0	746.6
Interest expense	153.7	139.3	332.5
Operating expenses related to consolidated investment entities:
Interest expense	106.4	68.4	49.8
Other expense	10.3	73.5	46.7

Total benefits and expenses	9,009.3	9,441.0	9,236.4

Income (loss) before income taxes	606.0	277.8	37.8
Income tax expense (benefit)	(5.2)	175.0	171.0

Net income (loss)	611.2	102.8	(133.2)
Less: Net income (loss) attributable to noncontrolling interest	138.2	190.9	(10.3)

Net income (loss) available to ING U.S., Inc.’s common shareholder	$473.0	$(88.1)	$(122.9)

Net income (loss) available to ING U.S., Inc.’s common shareholder per common share	$2.06	$(0.38)	$(0.53)

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2012, 2011 and 2010

(In millions)

	Years Ended December 31,
	2012	2011	2010
Net income (loss)	$611.2	$102.8	$(133.2)
Other comprehensive income (loss), before tax:
Unrealized gains/losses on securities	1,659.1	1,655.4	3,377.3
Other-than-temporary impairments	52.2	165.4	(44.7)
Pension and other post-employment benefit liability	(21.4)	78.9	(3.9)

Other comprehensive income (loss), before tax	1,689.9	1,899.7	3,328.7
Income tax benefit (expense) related to items of other comprehensive income (loss)	(574.2)	(278.0)	(1,012.5)

Other comprehensive income (loss), after tax	1,115.7	1,621.7	2,316.2

Comprehensive income (loss)	1,726.9	1,724.5	2,183.0
Less: Comprehensive income (loss) attributable to the noncontrolling interest	138.2	190.9	(10.3)

Comprehensive income (loss) attributable to ING U.S., Inc.’s common shareholder	$1,588.7	$1,533.6	$2,193.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Consolidated Statements of Changes in Shareholder’s Equity

For the Years Ended December 31, 2012, 2011 and 2010

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)		Total ING U.S., Inc. Shareholder’s Equity	Noncontrolling Interest	Total Shareholder’s Equity
				Appropriated	Unappropriated
Balance at January 1, 2010	$2.3	$15,331.7	$(1,342.9)	$—	$(13,024.1)	$967.0	$1,194.2	$2,161.2
Cumulative effect of change in accounting principle	—	—	—	297.2	—	297.2	—	297.2
Comprehensive income (loss):
Net income (loss)	—	—	—	—	(122.9)	(122.9)	(10.3)	(133.2)
Other comprehensive income (loss), after tax	—	—	2,316.2	—	—	2,316.2	—	2,316.2

Total comprehensive income (loss)						2,193.3	(10.3)	2,183.0
Reclassification of noncontrolling interest	—	—	—	(120.0)	—	(120.0)	120.0	—
Contribution of capital	—	3,482.8	—	—	—	3,482.8	—	3,482.8
Employee related benefits	—	10.5	—	—	—	10.5	—	10.5
Contribution from (Distribution to) noncontrolling interest, net	—	—	—	—	—	—	(66.9)	(66.9)

Balance at December 31, 2010	2.3	18,825.0	973.3	177.2	(13,147.0)	6,830.8	1,237.0	8,067.8
Comprehensive income (loss):
Net income (loss)	—	—	—	—	(88.1)	(88.1)	190.9	102.8
Other comprehensive income (loss), after tax	—	—	1,621.7	—	—	1,621.7	—	1,621.7

Total comprehensive income (loss)						1,533.6	190.9	1,724.5
Reclassification of noncontrolling interest	—	—	—	(50.7)	—	(50.7)	50.7	—
Contribution of capital	—	3,979.7	—	—	—	3,979.7	—	3,979.7
Employee related benefits	—	60.5	—	—	—	60.5	—	60.5
Contribution from (Distribution to) noncontrolling interest, net	—	—	—	—	—	—	93.6	93.6

Balance at December 31, 2011	2.3	22,865.2	2,595.0	126.5	(13,235.1)	12,353.9	1,572.2	13,926.1
Comprehensive income (loss):
Net income (loss)	—	—	—	—	473.0	473.0	138.2	611.2
Other comprehensive income (loss), after tax	—	—	1,115.7	—	—	1,115.7	—	1,115.7

Total comprehensive income (loss)						1,588.7	138.2	1,726.9
Reclassification of noncontrolling interest		—	—	(120.1)	—	(120.1)	120.1	—
Employee related benefits	—	52.4	—	—	—	52.4	—	52.4
Contribution from (Distribution to) noncontrolling interest, net	—	—	—	—	—	—	355.8	355.8

Balance at December 31, 2012	$2.3	$22,917.6	$3,710.7	$6.4	$(12,762.1)	$13,874.9	$2,186.3	$16,061.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012, 2011 and 2010

(In millions)

	Years Ended December 31,
	2012	2011	2010
Cash Flows from Operating Activities:
Net income (loss)	$611.2	$102.8	$(133.2)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Capitalization of deferred policy acquisition costs, value of business acquired, and sales inducements	(642.7)	(692.2)	(713.9)
Net amortization of deferred policy acquisition costs, value of business acquired, and sales inducements	784.9	401.0	848.7
Net accretion/amortization of discount/premium	70.8	133.4	144.6
Future policy benefits, claims reserves, and interest credited	949.2	2,946.0	644.6
Deferred income tax (benefit) expense	(44.5)	236.6	600.1
Net realized capital losses	1,280.8	1,531.4	1,678.0
Depreciation and amortization	90.5	96.0	98.7
Loss on conversion of debt to equity	—	—	108.3
Gains on consolidated investment entities	(265.4)	(315.3)	(80.4)
Losses on limited partnerships/corporations	138.3	42.6	31.6
Loss on divestment of businesses	—	—	16.7
Change in:
Accrued investment income	18.2	(35.9)	(71.4)
Reinsurance recoverable	344.1	35.0	(171.9)
Other receivables and assets accruals	125.4	12.1	7.8
Other payables and accruals	78.3	(293.2)	(548.0)
Funds held under reinsurance agreements	(71.0)	47.1	143.9
(Increase) decrease in cash held by consolidated investment entities	(303.8)	57.7	(123.8)
Other, net	117.8	51.9	69.3

Net cash provided by operating activities	3,282.1	4,357.0	2,549.7

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of:
Fixed maturities	$17,015.2	$17,312.4	$20,554.6
Equity securities, available-for-sale	66.8	206.9	459.6
Mortgage loans on real estate	1,991.8	1,542.5	1,677.7
Loan – Dutch State obligation	1,781.9	505.6	519.9
Limited partnerships/corporations	895.9	121.3	173.9
Acquisition of:
Fixed maturities	(17,292.3)	(18,598.9)	(24,788.4)
Equity securities, available-for-sale	(41.8)	(52.7)	(149.0)
Mortgage loans on real estate	(1,969.0)	(2,057.9)	(627.2)
Limited partnerships/corporations	(178.9)	(156.4)	(182.0)
Short-term investments, net	(2,397.4)	(763.2)	2,525.8
Policy loans, net	63.6	127.9	47.7
Derivatives, net	(1,395.8)	(1,216.7)	(1,713.7)
Other investments, net	43.4	(8.4)	(33.7)
Sales from consolidated investment entities	1,781.7	2,422.8	1,063.2
Purchase of consolidated investment entities	(2,851.6)	(3,044.6)	(1,095.5)
Collateral received (delivered), net	139.9	756.7	(16.1)
Divestment sale of businesses, net of cash disposed of $57.5 in 2010	—	—	17.5
Purchases of fixed assets, net	(29.3)	(32.9)	(34.7)
Other, net	—	(16.1)	(55.8)

Net cash used in investing activities	(2,375.9)	(2,951.7)	(1,656.2)

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2012, 2011 and 2010

(In millions)

	Years Ended December 31,
	2012	2011	2010
Cash Flows from Financing Activities:
Deposits received for investment contracts	$16,118.8	$16,571.1	$11,731.3
Maturities and withdrawals from investment contracts	(19,033.4)	(16,746.6)	(13,207.8)
Proceeds from issuance of debt with maturities of more than three months	3,049.6	606.5	265.1
Repayment of debt with maturities of more than three months	(902.5)	(573.8)	(1,538.2)
Short-term debt	(309.1)	(1,905.0)	707.7
Debt issuance costs	(38.8)	—	—
Borrowings of consolidated investment entities	152.6	138.9	168.3
Repayments of debt of consolidated investment entities	(56.6)	(121.4)	(40.0)
Contributions from (distributions to) participants in consolidated investment entities	1,262.0	647.7	(8.5)
Contribution of capital	—	—	374.5

Net cash provided by (used in) financing activities	242.6	(1,382.6)	(1,547.6)

Net increase (decrease) in cash and cash equivalents	1,148.8	22.7	(654.1)
Cash and cash equivalents, beginning of year	638.0	615.3	1,269.4

Cash and cash equivalents, end of year	$1,786.8	$638.0	$615.3

Supplemental cash flow information:
Income taxes paid, net	$3.5	$17.6	$42.3
Interest paid	114.9	191.4	585.0
Non-cash financing activities:
Debt extinguishment	$—	$3,979.7	$3,000.0
Capital contribution	—	3,979.7	3,108.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

1.	Business, Basis of Presentation and Significant Accounting Policies

Business

ING U.S., Inc. is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. (“ING V”), which is a wholly owned subsidiary of ING Insurance Topholding N.V., which is a wholly owned subsidiary of ING Groep N.V. (“ING Group” or “ING”), the ultimate parent company. ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol “ING.”

ING U.S., Inc. and its subsidiaries (collectively “the Company”) is a financial services organization in the United States that offers a broad range of retirement services, annuities, investment management services, mutual funds, life insurance, group insurance and supplemental health products, guaranteed investment contracts, and funding agreements.

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering (“IPO”) of ING U.S., Inc., which together with its subsidiaries, constitutes ING’s U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (“SEC”) on November 9, 2012, which was amended on January 23, 2013, in connection with the proposed IPO of its common stock.

The Company provides its principal products and services in three businesses (Retirement Solutions, Investment Management and Insurance Solutions) and reports results through five ongoing operating segments, including Retirement, Annuities, Investment Management, Individual Life and Employee Benefits. The Company also has a Corporate segment, which includes the financial data not directly related to the businesses and Closed Block segments. See the Segments note to these Consolidated Financial Statements.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The Consolidated Financial Statements include the accounts of ING U.S., Inc. and its subsidiaries, as well as partnerships (voting interest entities (“VOEs”)) in which the Company has control and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. See the Consolidated Investment Entities note to these Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

Certain revisions have been made to conform Future policy benefits and Contract owner balances for the year ended December 31, 2011 to current year classifications. Future policy benefits decreased by $10.7 billion for the year ended December 31, 2011, with a corresponding increase of the same amount to Contract owner account balances. These revisions had no impact on Total Liabilities, Total Assets, Shareholder’s Equity, or the Statements of Operations, Comprehensive Income, or Cash Flows. Certain other reclassifications have been made to prior year financial information to conform to the current year classifications.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability, and/or contain significant accounting estimates:

Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs (“DAC”) and value of business acquired (“VOBA”), valuation of investments and derivatives, impairments, income taxes, contingencies, and employee benefit plans.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, which is the risk that the issuing subsidiary will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company’s principal investments are as follows:

Fixed Maturities and Equity Securities: The Company’s fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option (“FVO”). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) (“AOCI”), and presented net of related changes in DAC, VOBA, and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations (“CMOs”), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out (“FIFO”) basis.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and asset-backed securities (“ABS”). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities (“MBS”) and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management’s knowledge of the current market. For prepayment-sensitive securities such as interest-only, principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash, and fixed maturities.

Mortgage Loans on Real Estate: The Company’s mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan’s original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company’s investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company’s review includes submitted appraisals, operating statements, rent revenues, and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company’s policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Loan – Dutch State Obligation: The reported value of The State of the Netherlands (the “Dutch State”) loan obligation was based on the outstanding loan balance, plus any unamortized premium. This loan obligation was sold to a related party in November 2012.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy’s anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests that are not consolidated, which consists primarily of private equities, hedge funds, and VIEs for which the Company is not the primary beneficiary. The Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company’s earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank (“FHLB”) stock and property obtained from foreclosed mortgage loans, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of stock based on the level of borrowings and other factors, the Company may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security within Other Investments on the Consolidated Balance Sheets and periodically evaluated for impairment based on ultimate recovery of par value.
Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For portions of the program, the lending agent retains 5% of the collateral deposited by the borrower and transfers the remaining 95% to the Company. For other portions of the program, the lending agent retains the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Corporate Loans: Corporate loans held by consolidated collateralized loan obligations (“CLO” or “CLO entities”) are reported in Corporate loans, at fair value using the fair value option, on the Consolidated Balance Sheets. Changes in the fair value of the loans are recorded in Changes in fair value related to collateralized loan obligations in the Consolidated Statements of Operations. The fair values for corporate loans are determined using independent commercial pricing services. In the event that the third-party pricing source is unable to price an investment (which occurs in less than 2% of the loans), other relevant factors are considered including:

i.	Information relating to the market for the asset, including price quotations for and trading in the asset or in similar investments and the market environment and investor attitudes towards the asset and interests in similar investments;

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

ii.	The characteristics of and fundamental analytical data relating to the investment, including the cost, current interest rate, period until next interest rate reset, maturity and base lending rate, the terms and conditions of the corporate loan and any related agreements and the position of the corporate loan in the borrower’s debt structure;

iii.	The nature, adequacy, and value of the corporate loan’s collateral, including the CLO’s rights, remedies and interests with respect to the collateral;

iv.	The creditworthiness of the borrower, based on an evaluation of its financial condition, financial statements and information about the business, cash flows, capital structure and future prospects;

v.	The reputation and financial condition of the agent and any intermediate participants in the corporate loan; and

vi.	General economic and market conditions affecting the fair value of the corporate loan.

Other-than-temporary Impairments

The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer’s financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments, and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company’s intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost (“intent impairment”), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment (“OTTI”). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected (“credit impairment”) and the amount related to other factors (“noncredit impairment”). The credit impairment is recorded in Net realized capital gains (losses) and in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

•

The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

•

When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company’s best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security’s position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

•

Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency, RMBS, CMBS, and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; and the payment priority within the tranche structure of the security.

•

When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities, and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company’s best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security’s position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company’s use of derivatives is limited mainly to economic hedging to reduce the Company’s exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk, and market risk. It is the Company’s policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk (“fair value hedge”) or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability (“cash flow hedge”). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument’s effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

•

Fair Value Hedge: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

•

Cash Flow Hedge: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative’s change in value, if any, along with any of the derivative’s change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company’s earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

If the Company’s current debt and claims paying ratings were downgraded in the future, the terms in the Company’s derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company’s counterparties, there is a termination event should the Company’s long-term debt ratings drop below BBB+/Baal.

The Company also has investments in certain fixed maturities, and has issued certain annuity products, that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into a coinsurance with funds withheld arrangement that contains an embedded derivative, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance arrangement is included in Funds held under reinsurance arrangements on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivative are recorded in Policyholder benefits in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value. Cash and cash equivalents of VIEs and VOEs are not available for general use by the Company.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. As of December 31, 2012 and 2011, total cost basis was $463.5 and $501.7, respectively. As of December 31, 2012 and 2011, total accumulated depreciation was $305.1 and $316.1, respectively. For the years ended December 31, 2012, 2011 and 2010, depreciation expense was $36.9, $36.2 and $34.2, respectively, and included in Operating expenses in the Consolidated Statements of Operations. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated.

The Company’s property and equipment are depreciated using the following estimated useful lives:

Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition, as well as certain costs related directly to successful acquisition activities. Such costs consist principally of certain commissions, underwriting, sales, and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies

Generally, the Company amortizes DAC and VOBA related to traditional contracts (term insurance, non-participating whole life insurance, and traditional group life insurance) and certain accident and health insurance over the entire premium payment period in proportion to the present value of expected gross premiums. Assumptions as to mortality, morbidity, persistency, and interest rates, which include provisions for adverse deviation, are consistent with the assumptions used to calculate reserves for future policy benefits. These assumptions are “locked-in” at issue and not revised unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. DAC recoverability testing is performed for current issue year products to determine if net premiums are sufficient to cover estimated benefits and expenses. In subsequent periods, the recoverability of the DAC or VOBA balances are determined by assessing whether future gross profits are sufficient to amortize the DAC or VOBA balances as well as provide for expected future benefits and maintenance costs. If a premium deficiency is deemed to be present, charges will be applied against the DAC and VOBA balances before an additional reserve is established. Absent such a premium deficiency, variability in amortization after policy issuance or acquisition relates only to variability in premium volumes.

Generally, the Company amortizes DAC and VOBA related to fixed and variable universal life contracts, variable deferred annuity contracts, and fixed deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business, and certain economic variables, such as inflation, are based on the Company’s experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance (“unlocking”). For variable deferred annuity contracts within Closed Block Variable Annuity, the Company amortizes DAC and VOBA in relation to the emergence of estimated gross revenue.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Amortization of deferred sales inducements and recognition of unearned revenue (“URR”) on these products (see respective sections below) may also be impacted by changes in assumptions.

Several assumptions are considered significant in the estimation of future gross profits associated with the Company’s variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets (“reversion to the mean”). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap, and a five-year lookforward period. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations and decreased future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected gross revenues and gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. Estimated gross revenues and gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Sales Inducements

Sales inducements represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract’s expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in Interest credited to contract owner account balances in the Consolidated Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of these balances.

For the years ended December 31, 2012, 2011 and 2010, the Company capitalized $35.1, $39.9 and $55.0, respectively, of sales inducements. For the years ended December 31, 2012, 2011 and 2010, the Company amortized $62.6, $14.0 and $102.1, respectively, of deferred sales inducements.

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Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations under insurance policies, including individual and group life insurance, guaranteed benefits on annuity contracts, payout contracts with life contingencies, and certain accident and health insurance. Reserves also include estimates of unpaid claims as well as claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based upon Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company’s reserve levels and related results of operations.

Reserves for individual and group life insurance contracts (mainly term insurance, non-participating whole life insurance, and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses, and persistency are based upon the Company’s estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 2.5% to 7.7%.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company’s experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 7.75%.

Although assumptions are “locked-in” upon the issuance of individual and group life insurance, payout contracts with life contingencies, and certain accident and health insurance, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Accounts

Contract owner account balances relate to investment-type contracts, such as guaranteed investment contracts and funding agreements, universal life-type contracts, fixed annuities and payout contracts without life contingencies, and fixed-indexed annuity (“FIA”) contracts.

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Account balances for guaranteed investment contracts and funding agreements are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.

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Account balances for universal life-type contracts, including variable universal life and indexed universal life contracts, are equal to cumulative deposits, less charges and withdrawals and account values released upon death, plus credited interest thereon.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

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Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2012, 2011, and 2010. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

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For FIAs, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Guarantees and Additional Reserves

The Company establishes and carries liabilities for product guarantees, which are described below. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company’s reserve levels and related results of operations.

Universal and Variable Life: Reserves for universal and variable life secondary guarantees and paid-up guarantees are calculated by estimating the expected value of death benefits payable and recognizing those benefits ratably over the accumulation period based on total expected assessments. The reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years. Assumptions used, such as the interest rate, lapse rate, and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. Reserves for universal and variable life secondary guarantees and paid up guarantees are recorded in Future policy benefits on the Consolidated Balance Sheets.

The Company also calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates consistent with the DAC model for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years. Additional reserves are recorded in Future policy benefits on the Consolidated Balance Sheets.

URR relates to variable universal life and universal life products and represents policy charges for services to be provided in future periods (see the “Recognition of Insurance Revenue and Related Benefits” section below). The URR balance is recorded in Future policy benefits on the Consolidated Balance Sheets.

GMDB and GMIB: Reserves for annuity guaranteed minimum death benefits (“GMDB”) and guaranteed minimum income benefits (“GMIB”) are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate, and mortality, are consistent with assumptions used in estimating gross revenues for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor’s (“S&P”) 500 Index. In addition, the reserve for the GMIB guarantee incorporates assumptions for the likelihood and timing of the potential annuitizations that may be elected by the contract owner. In general, the Company assumes that GMIB annuitization rates will be higher for policies with more valuable guarantees (“in

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

the money” guarantees where the notional benefit amount is in excess of the account value). Reserves for GMDB and GMIB are recorded in Future policy benefits on the Consolidated Balance Sheets. Changes in reserves for GMDB and GMIB are reported in Policyholder benefits in the Consolidated Statements of Operations.

Most contracts issued on or before December 31, 1999 with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk associated with such guarantees. For contracts issued after December 31, 1999, the Company instituted a variable annuity guarantee hedging program to mitigate the risks associated with these guarantees, for which the Company did not seek hedge accounting. The variable annuity guarantee hedging program is based on the Company entering into derivative positions to offset such exposures to GMDB and GMIB due to adverse changes in the equity markets.

GMAB, GMWB, GMWBL and FIA: The Company also issues certain products which contain embedded derivatives that are measured at estimated fair value separately from the host contracts. These products include annuity Guaranteed minimum accumulation benefits (“GMAB”), guaranteed minimum withdrawal benefits (“GMWB”), guaranteed minimum withdrawal benefits with life payouts (“GMWBL”) and FIAs. Embedded derivatives associated with GMAB, GMWB and GMWBL are recorded in Future policy benefits on the Consolidated Balance Sheets. Embedded derivatives associated with FIA are recorded in Contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

At inception of the GMAB, GMWB, and GMWBL contracts, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. After inception, the estimated fair value of the GMAB, GMWB, and GMWBL contracts is determined based on the present value of projected future guaranteed benefits, minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.). Risk margins are established to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the minimum guaranteed interest rate (“MGIR”). The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and Managed Custody Guarantees: Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for Managed custody guarantee (“MCG”) products. These derivatives are measured at estimated fair value and recorded in Contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value along with attributed fees collected are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The GMAB, GMWB, GMWBL, FIA, and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or in other selected mutual funds not managed by the Company.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

•	Such separate accounts are legally recognized;

•	Assets supporting the contract liabilities are legally insulated from the Company’s general account liabilities;

•	Investments are directed by the contract owner or participant; and

•	All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Short-term and Long-term Debt

Short-term and long-term debt are carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are recognized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt, using the effective interest method of amortization.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Collateralized Loan Obligations Notes

CLO notes issued by consolidated CLO entities are recorded as Collateralized loan obligations notes, at fair value using the fair value option, on the Consolidated Balance Sheets. Changes in the fair value of the notes are recorded in Changes in fair value related to collateralized loan obligations in the Company’s Consolidated Statements of Operations.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS (“dollar rolls”) and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an Other liability on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company’s exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to traditional individual and group life policies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Policyholder benefits in the Consolidated Statements of Operations when incurred.

Revenues from investment-type, universal life-type, fixed annuities and payout contracts without life contingencies, and FIA consist primarily of fees assessed against the contract owner account balance for mortality and policy administration and are reported in Fee income. In addition, the Company earns investment income from the investment of contract deposits in the Company’s general account portfolio which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are established as a URR liability and amortized into revenue over the expected life of the related contracts in proportion to estimated

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

gross profits in a manner consistent with DAC for these contracts. URR is reported in Future policy benefits and amortized into Fee income. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, and interest credited to contract owner account balances.

Income Taxes

The Company files a consolidated federal income tax return, which includes many of its subsidiaries, in accordance with the Internal Revenue Code of 1986, as amended.

The Company’s deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and, operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

•	The nature and character of the deferred tax assets and liabilities;

•	The nature and character of income by life and non-life subgroups;

•	Income in non-U.S. companies;

•	Taxable income in prior carryback years;

•	Projected future taxable income, exclusive of reversing temporary differences and carryforwards;

•	Projected future reversals of existing temporary differences;

•	The length of time carryforwards can be utilized;

•	Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.

•	The nature, frequency, and severity of cumulative losses in recent years; and

•	Any tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid are recorded as ceded premiums and ceded unearned premiums and are reflected as a component of Premiums in the Consolidated Statements of Operations and Other assets on the Consolidated Balance Sheets, respectively. Ceded unearned premiums are amortized through premiums over the remaining contract period in proportion to the amount of protection provided.

For retroactive reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid in excess of the related insurance liabilities ceded are recognized immediately as a loss. Any gains on such retroactive agreements are deferred and recorded in Other liabilities. The gains are amortized over the remaining life of the underlying contracts.

The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded future policy benefits and contract owner liabilities are reported gross on the Consolidated Balance Sheets.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company’s Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable under reinsurance agreements are included in Reinsurance recoverable and amounts currently payable are included in Other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income, and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. The S&P ratings for the Company’s reinsurers with the largest reinsurance recoverable balances are all A rated or better. These reinsurers are: Lincoln National Corporation (“Lincoln”), Hannover Life Reassurance Company of America and Hannover Re (Ireland) Plc (collectively, “Hannover Re”), and various subsidiaries of Reinsurance Group of America Incorporated (collectively, “RGA”).

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Employee Benefits Plans

Certain subsidiaries of the Company sponsor and/or administer various plans that provide defined benefit pension and other postretirement benefits covering eligible employees, sales representatives, and other individuals. The plans are generally funded through payments, determined by periodic actuarial calculations, to trustee-administered funds.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service, and compensation. The liability recognized in respect of defined benefit pension plans is the present value of the projected pension benefit obligation (“PBO”) at the balance sheet date, less the fair value of plan assets, together with adjustments for unrecognized past service costs. This liability is included in Pension and other post-employment provisions on the Consolidated Balance Sheets. The PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans and the accumulated postretirement benefit obligation (“APBO”) for other postretirement plans on the Consolidated Balance Sheets.

Net periodic benefit cost is determined using management estimates and actuarial assumptions to derive service cost, interest cost, and expected return on plan assets for a particular year. The obligations and expenses associated with these plans require use of assumptions, such as discount rate, expected rate of return on plan assets, rate of future compensation increases, and healthcare cost trend rates, as well as assumptions regarding participant demographics such as age of retirements, withdrawal rates, and mortality. Management determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data, and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company’s Consolidated Financial Statements and liquidity. Differences between the expected return and the actual return on plan assets and actuarial gain/loss changes are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

For post-retirement healthcare and other benefits to retirees, the entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued in Other liabilities over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gain/loss changes are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

Share-based Compensation

Employees of the Company participate in various ING share-based compensation plans. The Company records compensation expense associated with stock options and other forms of equity compensation based on their fair values over the vesting period. Share-based compensation expense includes direct costs of employees of the Company.

Consolidation, Business Combinations, and Noncontrolling Interests

The Company consolidates entities in which it, directly or indirectly, is determined to have a controlling financial interest.

VIEs: The Company consolidates VIEs for which it is the primary beneficiary. An entity is a VIE if it has equity investors who lack the characteristics of a controlling financial interest or it does not have sufficient

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

equity at risk to finance its expected activities without additional subordinated financial support from other parties. The primary beneficiary (i) has the power to direct the activities of the entity that most significantly impact the entity’s economic performance and (ii) has the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity.

VOEs: For entities determined not to be VIEs, the Company consolidates entities in which it has an equity investment of greater than 50% and has control over significant operating, financial and investing decisions of the entity. Additionally, the Company consolidates entities in which the Company is a substantive, controlling general partner, and the limited partners have no substantive rights to impact ongoing governance and operating activities of the partnership.

The Company provides investment management services to, and has transactions with, various CLO entities, private equity funds, real estate funds, fund-of-hedge funds, single strategy hedge funds, insurance entities, securitizations, and other investment entities in the normal course of business. In certain instances, the Company serves as the investment manager, making day-to-day investment decisions concerning the assets of these entities. These entities are considered to be either VIEs or VOEs, and the Company evaluates its involvement with each entity to determine whether consolidation is required.

For certain investment funds after January 1, 2010, and all entities prior to January 1, 2010, the determination is based on previous consolidation guidelines that require an analysis to determine whether (a) an entity in which the Company holds a variable interest is a VIE and (b) the Company’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (e.g., management fees), would be expected to absorb a majority of the entity’s expected losses or receive a majority of residual returns in the entity, or both.

The determination of whether an entity in which the Company holds a variable interest is a VIE requires judgments, which include (1) determining whether the equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support; (2) evaluating whether the equity holders, as a group, can make decisions that have a significant effect on the success of the entity; (3) determining whether two or more parties’ equity interests should be aggregated; and (4) determining whether the equity investors have proportionate voting rights to their obligations to absorb losses or rights to receive returns from an entity. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE. Consolidation conclusions are reviewed quarterly to identify whether any reconsideration events have occurred, which would require detailed reassessment of the VIE status.

The Company has elected to apply the FVO for financial assets and financial liabilities held by consolidated CLO entities and continues to measure these assets (primarily senior bank and corporate loans) and liabilities (debt obligations issued by CLO entities) at fair value in subsequent periods. The Company has elected the FVO to more closely align its accounting with the economics of its transactions. This election allows the Company to more effectively align changes in the fair value of CLO assets with a commensurate change in the fair value of CLO liabilities.

The Company recognizes the fair values of assets acquired, liabilities assumed and any noncontrolling interests acquired in a business combination. The Company did not have any business combinations for the years ended December 31, 2012, 2011, and 2010.

Noncontrolling interest represents the interests of shareholders, other than the Company, in consolidated entities. In the Consolidated Statements of Operations, net earnings and losses attributable to noncontrolling interest represents such shareholders’ interests in the earnings and losses of those entities, or the attribution of results from consolidated VIEs or VOEs to which the Company is not economically entitled.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets, and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company’s best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

Reconsideration of Effective Control for Repurchase Agreements

In April 2011, the FASB issued ASU 2011-03, “Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 were adopted by the Company on January 1, 2012. The Company determined that there was no effect on the Company’s financial condition, results of operations or cash flows, as the guidance is consistent with that previously applied by the Company.

A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring

In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-02, “Receivables (Accounting Standards Codification™ (“ASC”) Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” (“ASU 2011-02”), which clarifies the guidance on a creditor’s evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

•	If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;

•	An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;

•	A restructuring that results in a delay in payment that is insignificant is not a concession;

•

A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and

•	A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of certain information about troubled debt restructuring, which was previously deferred by ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” (“ASU 2011-01”).

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company’s financial position, results of operations or cash flows upon adoption, as there were no troubled debt restructurings between January 1, 2011 and July 1, 2011. The disclosures required by ASU 2011-02 are included in the Investments (excluding Consolidated Investment Entities) note to these Consolidated Financial Statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued ASU 2010-20, “Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Investments (excluding Consolidated Investment Entities) note to these Consolidated Financial Statements, as well as the “Reinsurance” section above, except for the disclosures about troubled debt restructurings included in ASU 2011-02 that were adopted by the Company on July 1, 2011 (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011 and are included in the Investment note to these Consolidated Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company’s financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives” (“ASU 2010-11”), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company’s financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Consolidation and Business Combinations

Consolidation Analysis of Investments Held through Separate Accounts

In April 2010, the FASB issued ASU 2010-15, “Financial Services-Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments” (“ASU 2010-15”), which clarifies that an insurance entity generally should not consider any separate account

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

interests in an investment held for the benefit of policy holders to be the insurer’s interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, “Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities” (“ASU 2009-17”), which amends the consolidation guidance for VIEs, as follows:

•

Eliminates the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIEs activities and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;

•	Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and

•

Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined to not be the primary beneficiary but in which it has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, “Consolidations (ASC Topic 810): Amendments for Certain Investment Funds” (“ASU 2010-10”), which defers to ASU 2009-17 for a reporting entity’s interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses and that are not structured as securitization entities. The Company has determined that all of its managed funds, with the exception of certain CLOs, qualify for the deferral.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted, prospectively, by the Company on January 1, 2010. As a result of adoption, the Company consolidated certain CLO entities managed by the Company on January 1, 2010, which increased total assets and total liabilities by $1.7 billion and $1.4 billion, respectively, on the Consolidated Balance Sheets. The CLO assets cannot be used by the Company, nor is the Company obligated for the CLO debt. The difference in the fair value of assets and liabilities on January 1, 2010 of $297.2 was recorded in Appropriated retained earnings, which reflects elimination of the fair value of interests held by the Company. See the Consolidated Investment Entities note for additional disclosures relating to the Company’s involvement with VIEs and the impact of the consolidation to these Consolidated Financial Statements.

Fair Value

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”), which includes the following amendments:

•	The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

•	The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;

•	An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and

•	The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012. The adoption had no effect on the Company’s financial condition, results of operations or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-04 are included in the Fair Value Measurements note to these Consolidated Financial Statements.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

•	Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;

•	Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;

•	Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and

•	Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation that were adopted by the Company on January 1, 2011. The adoption had no effect on the Company’s financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2010-06 are included in the Fair Value Measurements note to these Consolidated Financial Statements.

Deferred Policy Acquisition Costs

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued ASU 2010-26, “Financial Services – Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” (“ASU 2010-26”), which provides new guidance related to acquisition costs of new or renewal insurance contracts that qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in DAC only if the capitalization criteria for direct-response advertising guidance is met. All other acquisition-related costs should be charged to expense as incurred.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company early adopted the provisions of ASU 2010-26 on January 1, 2011, and applied the provisions retrospectively. If the Company’s Consolidated Balance Sheet as of December 31, 2010 had been issued prior to implementation, the impact to the Company’s January 1, 2011 Retained earnings, as a result of implementation, would have been a decrease of $1.2 billion, net of income taxes of $300.8.

Goodwill and Intangibles

Testing Goodwill for Impairment

In September 2011, the FASB issued ASU 2011-08, “Intangibles-Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment” (“ASU 2011-08”), which provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that it is not more likely than not that the reporting unit is impaired, then performing the two-step impairment test is unnecessary. If, however, an entity concludes otherwise, it is required to perform the two-step impairment test.

The provisions of ASU 2011-08 were adopted by the Company on January 1, 2012; however, there was no effect on the Company’s financial condition or results of operations, as there were no impairments.

When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

In December 2010, the FASB issued ASU 2010-28, “Intangibles-Goodwill and Other (ASC Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”), which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the test if qualitative factors indicate that it is more likely than not that a goodwill impairment exists.

The provisions of ASU 2010-28 were adopted by the Company on January 1, 2011; however, there was no effect on the Company’s financial condition or results of operations, as the goodwill reporting unit did not have a zero or negative carrying amount at the October 1 testing date.

Presentation of Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income.

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 on December 31, 2011, and applied the provisions retrospectively. The Consolidated Statement of Comprehensive Income, with corresponding revisions to the Consolidated Statements of Changes in Shareholder’s Equity, is included in the Consolidated Financial Statements. In addition, the required disclosures are included in the Accumulated Other Comprehensive Income (Loss) note to these Consolidated Financial Statements.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 are effective retrospectively for annual reporting periods beginning on or after January 1, 2013 and periods within those annual reporting periods. The Company will adopt the provisions of these ASUs in the first quarter of 2013 which will include additional disclosure of the gross and net information instruments deemed in scope, including any related collateral received or posted.

Disclosures about Amounts Reclassified out of AOCI

In January 2013, the FASB issued ASU 2013-02, “Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 are effective prospectively for reporting periods beginning after December 15, 2012. The Company will adopt the provisions of ASU 2013-02 in the first quarter of 2013 to provide additional information about amounts reclassified out of accumulated other comprehensive income by component.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

2.	Investments (excluding Consolidated Investment Entities)

Fixed Maturities and Equity Securities

Available-for-sale and fair value option (“FVO”) fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives(2)	Fair Value	OTTI(3)
Fixed maturities:
U.S. Treasuries	$5,194.3	$691.2	$1.8	$—	$5,883.7	$—
U.S. government agencies and authorities	645.4	78.8	—	—	724.2	—
State, municipalities and political subdivisions	320.2	32.6	—	—	352.8	—
U.S. corporate securities	32,986.1	4,226.6	48.8	—	37,163.9	13.4
Foreign securities(1):
Government	1,069.4	125.2	4.6	—	1,190.0	—
Other	13,321.8	1,527.4	54.7	—	14,794.5	—

Total foreign securities	14,391.2	1,652.6	59.3	—	15,984.5	—
Residential mortgage-backed securities:
Agency	5,071.6	633.3	14.8	156.0	5,846.1	1.2
Non-Agency	1,612.6	198.6	71.9	81.6	1,820.9	139.6

Total Residential mortgage-backed securities	6,684.2	831.9	86.7	237.6	7,667.0	140.8
Commercial mortgage-backed securities	4,438.9	513.6	6.1	—	4,946.4	4.4
Other asset-backed securities	2,536.4	128.4	90.0	(10.2)	2,564.6	15.4

Total fixed maturities, including securities pledged	67,196.7	8,155.7	292.7	227.4	75,287.1	174.0
Less: Securities pledged	1,470.0	139.6	4.1	—	1,605.5	—

Total fixed maturities	65,726.7	8,016.1	288.6	227.4	73,681.6	174.0
Equity securities:
Common stock	194.4	13.2	1.0	—	206.6	—
Preferred stock	103.5	30.0	—	—	133.5	—

Total equity securities	297.9	43.2	1.0	—	340.1	—

Total fixed maturities and equity securities investments	$66,024.6	$8,059.3	$289.6	$227.4	$74,021.7	$174.0

(1)	Primarily U.S. dollar denominated.
(2)

Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(3)	Represents OTTI reported as a component of Other comprehensive income.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives(2)	Fair Value	OTTI(3)
Fixed maturities:
U.S. Treasuries	$5,283.8	$688.7	$—	$—	$5,972.5	$—
U.S. government agencies and authorities	643.1	84.7	—	—	727.8	—
State, municipalities and political subdivisions	375.1	21.2	2.4	—	393.9	—
U.S. corporate securities	30,486.5	3,095.6	109.0	—	33,473.1	—
Foreign securities(1):
Government	834.9	92.9	9.9	—	917.9	—
Other	13,207.0	1,078.0	135.5	—	14,149.5	0.1

Total foreign securities	14,041.9	1,170.9	145.4	—	15,067.4	0.1
Residential mortgage-backed securities:
Agency	5,754.8	865.4	11.9	182.2	6,790.5	1.7
Non-Agency	2,180.2	228.2	228.9	78.1	2,257.6	197.6

Total Residential mortgage-backed securities	7,935.0	1,093.6	240.8	260.3	9,048.1	199.3
Commercial mortgage-backed securities	5,387.1	247.5	149.2	—	5,485.4	6.3
Other asset-backed securities	2,727.0	62.1	270.7	(17.2)	2,501.2	20.4

Total fixed maturities, including securities pledged	66,879.5	6,464.3	917.5	243.1	72,669.4	226.1
Less: Securities pledged	2,068.7	189.4	4.6	—	2,253.5	—

Total fixed maturities	64,810.8	6,274.9	912.9	243.1	70,415.9	226.1
Equity securities:
Common stock	222.1	14.7	5.6	—	231.2	—
Preferred stock	98.5	24.1	—	—	122.6	—

Total equity securities	320.6	38.8	5.6	—	353.8	—

Total fixed maturities and equity securities investments	$65,131.4	$6,313.7	$918.5	$243.1	$70,769.7	$226.1

(1)	Primarily U.S. dollar denominated.
(2)

Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(3)	Represents OTTI reported as a component of Other comprehensive income.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2012, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities (“MBS”) and Other asset-backed securities (“ABS”) are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:
One year or less	$2,820.9	$2,918.1
After one year through five years	14,380.3	15,353.4
After five years through ten years	17,372.7	19,179.7
After ten years	18,963.3	22,657.9
Mortgage-backed securities	11,123.1	12,613.4
Other asset-backed securities	2,536.4	2,564.6

Fixed maturities, including securities pledged	$67,196.7	$75,287.1

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company’s consolidated Shareholder’s equity. As of December 31, 2011, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company’s consolidated Shareholder’s equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of December 31, 2012 and 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
2012
Communications	$3,609.5	$563.4	$2.4	$4,170.5
Financial	5,912.9	749.4	46.7	6,615.6
Industrial and other companies	26,613.3	3,063.3	24.2	29,652.4
Utilities	8,893.1	1,210.5	28.9	10,074.7
Transportation	1,279.1	167.4	1.3	1,445.2

Total	$46,307.9	$5,754.0	$103.5	$51,958.4

2011
Communications	$3,561.5	$395.4	$12.5	$3,944.4
Financial	6,309.6	450.5	133.9	6,626.2
Industrial and other companies	24,071.1	2,252.6	67.2	26,256.5
Utilities	8,535.8	948.7	26.2	9,458.3
Transportation	1,215.5	126.4	4.7	1,337.2

Total	$43,693.5	$4,173.6	$244.5	$47,622.6

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company invests in various categories of collateralized mortgage obligations (“CMOs”), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2012 and 2011, approximately 33.1% and 32.8%, respectively, of the Company’s CMO holdings, such as interest-only or principal-only strips were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in dollar repurchase agreements with mortgage-backed securities (“dollar rolls”) and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of December 31, 2012 and 2011, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2012 and 2011, the Company did not have any securities pledged under reverse repurchase agreements.

Securities Lending

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. As of December 31, 2012 and 2011, the fair value of loaned securities was $601.8 and $1.0 billion, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, collateral retained by the lending agent and invested in liquid assets on the Company’s behalf was $619.5 and $1.0 billion, respectively, and recorded in Short-term investments under securities loan agreement, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, liabilities to return collateral of $619.5 and $1.0 billion, respectively, were included in Payables under securities loan agreement, including collateral held on the Consolidated Balance Sheets.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2012
U.S. Treasuries	$451.2	$1.8	$—	$—	$—	$—	$451.2	$1.8
U.S. corporate, state and municipalities	1,333.4	19.2	116.5	3.0	231.2	26.6	1,681.1	48.8
Foreign	360.2	12.7	59.8	7.4	314.9	39.2	734.9	59.3
Residential mortgage-backed	369.3	6.4	42.0	2.1	585.1	78.2	996.4	86.7
Commercial mortgage-backed	22.0	0.2	15.3	1.7	44.4	4.2	81.7	6.1
Other asset-backed	70.2	—	7.0	1.2	609.2	88.8	686.4	90.0

Total	$2,606.3	$40.3	$240.6	$15.4	$1,784.8	$237.0	$4,631.7	$292.7

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2011:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2011
U.S. Treasuries	$—	$—	$—	$—	$—	$—	$—	$—
U.S. corporate, state and municipalities	1,812.9	55.7	173.2	10.4	393.4	45.3	2,379.5	111.4
Foreign	1,177.6	66.2	80.2	7.3	655.8	71.9	1,913.6	145.4
Residential mortgage-backed	426.6	5.1	388.3	16.1	865.1	219.6	1,680.0	240.8
Commercial mortgage-backed	338.3	6.4	1,131.6	87.6	241.4	55.2	1,711.3	149.2
Other asset-backed	306.9	5.3	165.8	42.7	668.5	222.7	1,141.2	270.7

Total	$4,062.3	$138.7	$1,939.1	$164.1	$2,824.2	$614.7	$8,825.6	$917.5

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 88.3% and 82.1% of the average book value as of December 31, 2012 and 2011, respectively.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012
Six months or less below amortized cost	$3,154.6	$42.1	$95.2	$11.4	308	21
More than six months and twelve months or less below amortized cost	363.3	30.2	19.5	10.3	83	9
More than twelve months below amortized cost	940.1	394.1	35.9	120.4	221	95

Total	$4,458.0	$466.4	$150.6	$142.1	612	125

2011
Six months or less below amortized cost	$4,560.5	$616.9	$184.5	$166.1	474	105
More than six months and twelve months or less below amortized cost	1,805.8	197.9	103.8	61.0	114	46
More than twelve months below amortized cost	1,935.4	626.6	159.1	243.0	269	145

Total	$8,301.7	$1,441.4	$447.4	$470.1	857	296

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012
U.S. Treasuries	$453.0	$—	$1.8	$—	3	—
U.S. corporate, state and municipalities	1,688.5	41.4	33.1	15.7	109	3
Foreign	684.9	109.3	24.1	35.2	50	14
Residential mortgage-backed	938.3	144.8	42.5	44.2	343	77
Commercial mortgage-backed	85.9	1.9	5.6	0.5	19	1
Other asset-backed	607.4	169.0	43.5	46.5	88	30

Total	$4,458.0	$466.4	$150.6	$142.1	612	125

2011
U.S. Treasuries	$—	$—	$—	$—	—	—
U.S. corporate, state and municipalities	2,402.2	88.7	85.5	25.9	185	7
Foreign	1,912.4	146.6	96.8	48.6	153	16
Residential mortgage-backed	1,475.5	445.3	87.2	153.6	323	178
Commercial mortgage-backed	1,723.5	137.0	114.2	35.0	48	7
Other asset-backed	788.1	623.8	63.7	207.0	148	88

Total	$8,301.7	$1,441.4	$447.4	$470.1	857	296

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize loan-to-value, credit enhancement and fixed floating rate details for RMBS and Other ABS in a gross unrealized loss position as of December 31, 2012 and 2011:

	Loan-to-Value Ratio
	Amortized Cost		Unrealized Capital Losses
	< 20%	> 20%	< 20%	> 20%
2012
RMBS and Other ABS
Non-agency RMBS > 100%	$562.3	$203.8	$39.5	$58.0
Non-agency RMBS 90% – 100%	134.2	35.2	12.8	10.7
Non-agency RMBS 80% – 90%	78.9	46.9	7.5	12.1
Non-agency RMBS < 80%	288.9	17.5	14.0	5.5
Agency RMBS	398.0	8.1	11.0	3.8
Other ABS (Non-RMBS)	83.4	2.3	1.2	0.6

Total RMBS and Other ABS	$1,545.7	$313.8	$86.0	$90.7

	Credit Enhancement Percentage
	Amortized Cost		Unrealized Capital Losses
	< 20%	> 20%	< 20%	> 20%
2012
RMBS and Other ABS
Non-agency RMBS 10% +	$706.8	$187.1	$53.8	$51.2
Non-agency RMBS 5% – 10%	187.6	2.2	6.8	0.7
Non-agency RMBS 0% – 5%	89.4	12.3	7.6	4.2
Non-agency RMBS 0%	80.5	101.8	5.6	30.2
Agency RMBS	398.0	8.1	11.0	3.8
Other ABS (Non-RMBS)	83.4	2.3	1.2	0.6

Total RMBS and Other ABS	$1,545.7	$313.8	$86.0	$90.7

	Fixed Rate/Floating Rate
	Amortized Cost		Unrealized Capital Losses
	< 20%	> 20%	< 20%	> 20%
2012
Fixed Rate	$669.4	$33.3	$14.2	$10.2
Floating Rate	876.3	280.5	71.8	80.5

Total	$1,545.7	$313.8	$86.0	$90.7

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

	Loan-to-Value Ratio
	Amortized Cost		Unrealized Capital Losses
	< 20%	> 20%	< 20%	> 20%
2011
RMBS and Other ABS
Non-agency RMBS > 100%	$728.7	$706.0	$86.5	$237.8
Non-agency RMBS 90% – 100%	258.3	162.2	24.2	60.6
Non-agency RMBS 80% – 90%	120.4	80.8	9.9	23.6
Non-agency RMBS < 80%	492.8	112.8	19.5	36.0
Agency RMBS	450.7	4.8	10.2	2.0
Other ABS (Non-RMBS)	212.7	2.5	0.6	0.6

Total RMBS and Other ABS	$2,263.6	$1,069.1	$150.9	$360.6

	Credit Enhancement Percentage
	Amortized Cost		Unrealized Capital Losses
	< 20%	> 20%	< 20%	> 20%
2011
RMBS and Other ABS
Non-agency RMBS 10% +	$793.4	$761.4	$77.3	$256.4
Non-agency RMBS 5% – 10%	509.8	45.4	35.2	15.0
Non-agency RMBS 0% – 5%	249.2	150.0	21.6	45.8
Non-agency RMBS 0%	47.8	105.0	6.0	40.8
Agency RMBS	450.7	4.8	10.2	2.0
Other ABS (Non-RMBS)	212.7	2.5	0.6	0.6

Total RMBS and Other ABS	$2,263.6	$1,069.1	$150.9	$360.6

	Fixed Rate/Floating Rate
	Amortized Cost		Unrealized Capital Losses
	< 20%	> 20%	< 20%	> 20%
2011
Fixed Rate	$1,108.1	$147.6	$49.5	$50.5
Floating Rate	1,155.5	921.5	101.4	310.1

Total	$2,263.6	$1,069.1	$150.9	$360.6

All investments with fair values less than amortized cost are included in the Company’s other-than-temporary impairments analysis, and impairments were recognized as disclosed in the “Evaluating Securities for Other-Than-Temporary Impairments” section below. The Company evaluates non-agency RMBS and ABS for “other-than-temporary impairments” each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company’s assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security’s position within the trust structure as well as credit enhancement

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recoded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS), and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Fixed Maturity Securities Credit Quality – Ratings

The Securities Valuation Office (“SVO”) of the National Association of Insurance Commissioners (“NAIC”) evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called “NAIC designations.” An internally developed rating is used as permitted by the NAIC if no rating is available. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organizations (“ARO”) for marketable fixed maturity securities, called rating agency designations except for certain structured securities as described below. NAIC designations of “1,” highest quality and “2,” high quality, include fixed maturity securities generally considered investment grade by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade by such rating organizations.

The NAIC adopted revised designation methodologies for non-agency residential mortgage-backed securities, including RMBS backed by subprime mortgage loans reported within ABS and for commercial mortgage-backed securities (“CMBS”). The NAIC’s objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond’s amortized cost to the NAIC’s loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of the Company’s RMBS securities carry a NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by the Company which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, the Company presents the rating of structured securities based on ratings from the revised NAIC rating methodologies described above (which may not correspond to rating agency designations.) All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about certain of the Company’s fixed maturity securities holdings by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

represents the Company’s best estimate of comparable ratings from rating agencies, including Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”) and Fitch, Inc. (“Fitch”). If no rating is available from a rating agency, then an internally developed rating is used.

The fixed maturities in the Company’s portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

•	when three ratings are received then the middle rating is applied;

•	when two ratings are received then the lower rating is applied;

•	when a single rating is received, the ARO rating is applied; and

•	when ratings are unavailable then an internal rating is applied.

Subprime and Alt-A Mortgage Exposure

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A mortgages to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

The Company’s exposure to subprime mortgage-backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages and the majority of these holdings are included in Other ABS in the Fixed Maturities and Equity Securities section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company’s exposure to subprime mortgage-backed securities was $967.3 and $89.1, respectively, representing 1.3% of total fixed maturities, including securities pledged. As of December 31, 2011, the fair value and gross unrealized losses related to the Company’s exposure to subprime mortgage-backed securities was $974.2 and $272.1, respectively, representing 1.3% of total fixed maturities, including securities pledged.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company’s exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total Subprime Mortgage-backed Securities
	NAIC Designation		ARO Ratings		Vintage
2012
	1	60.3%	AAA	1.1%	2007	29.1%
	2	11.9%	AA	1.0%	2006	36.8%
	3	16.7%	A	5.4%	2005 and prior	34.1%

	4	8.1%	BBB	6.0%		100.0%

	5	2.8%	BB and below	86.5%

	6	0.2%		100.0%

		100.0%

2011
	1	78.1%	AAA	2.9%	2007	26.9%
	2	4.7%	AA	1.2%	2006	41.2%
	3	13.4%	A	4.5%	2005 and prior	31.9%

	4	2.7%	BBB	8.8%		100.0%

	5	0.5%	BB and below	82.6%

	6	0.6%		100.0%

		100.0%

The Company’s exposure to Alt-A mortgages is included in Residential mortgage-backed securities in the “Fixed Maturities and Equity Securities” section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company’s exposure to Alt-A RMBS aggregated to $411.3 and $47.9, respectively, representing 0.5% of total fixed maturities, including securities pledged. As of December 31, 2011, the fair value and gross unrealized losses related to the Company’s exposure to Alt-A RMBS aggregated to $410.8 and $117.6, respectively, representing 0.6% of total fixed maturities, including securities pledged.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company’s exposure to Alt-A residential mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total Alt-A Mortgage-backed Securities
	NAIC Designation		ARO Ratings		Vintage
2012
	1	34.1%	AAA	0.2%	2007	20.4%

	2	11.9%	AA	1.2%	2006	25.9%

	3	18.8%	A	1.5%	2005 and prior	53.7%

	4	26.9%	BBB	4.1%		100.0%

	5	7.5%	BB and below	93.0%

	6	0.8%		100.0%

		100.0%

2011
	1	38.7%	AAA	1.0%	2007	18.8%

	2	11.0%	AA	2.3%	2006	25.3%

	3	16.4%	A	7.5%	2005 and prior	55.9%

	4	24.0%	BBB	3.9%		100.0%

	5	9.0%	BB and below	85.3%

	6	0.9%		100.0%

		100.0%

Commercial Mortgage-backed and Other Asset-backed Securities

As of December 31, 2012 and 2011, the fair value of the Company’s CMBS totaled $4.9 billion and $5.5 billion, respectively, and Other ABS, excluding subprime exposure, totaled $1.6 billion and $1.5 billion, respectively. As of December 31, 2012 and 2011, the gross unrealized losses related to CMBS totaled $6.1 and $149.2, respectively, and gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $1.8 and $1.3, respectively. CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company’s exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total CMBS
	NAIC Designation		ARO Ratings		Vintage
2012
	1	98.3%	AAA	38.1%	2008	0.3%

	2	1.4%	AA	17.2%	2007	37.4%

	3	0.2%	A	11.2%	2006	30.2%

	4	0.1%	BBB	17.8%	2005 and prior	32.1%

	5	—	BB and below	15.7%		100.0%

	6	—		100.0%

		100.0%

2011
	1	92.7%	AAA	47.3%	2008	0.3%

	2	2.6%	AA	10.1%	2007	33.4%

	3	3.6%	A	16.5%	2006	26.5%

	4	0.7%	BBB	13.5%	2005 and prior	39.8%

	5	—	BB and below	12.6%		100.0%

	6	0.4%		100.0%

		100.0%

As of December 31, 2012, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 40.5%, 4.1% and 33.3%, respectively, of total Other ABS, excluding subprime exposure.

As of December 31, 2011, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 43.1%, 4.6% and 27.9%, respectively, of total Other ABS, excluding subprime exposure.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company’s exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total Other ABS
	NAIC Designation		ARO Ratings		Vintage
2012
	1	97.7%	AAA	91.9%	2012	24.6%

	2	1.7%	AA	0.9%	2011	14.9%

	3	0.1%	A	4.9%	2010	5.8%

	4	—	BBB	1.7%	2009	2.1%

	5	—	BB and below	0.6%	2008	5.9%

	6	0.5%		100.0%	2007	18.4%

		100.0%			2006	9.5%

					2005 and prior	18.8%

						100.0%

2011
	1	96.1%	AAA	86.6%	2011	18.0%

	2	2.3%	AA	3.1%	2010	9.6%

	3	—	A	4.9%	2009	6.4%

	4	0.2%	BBB	3.8%	2008	7.0%

	5	1.4%	BB and below	1.6%	2007	24.8%

	6	—		100.0%	2006	9.5%

		100.0%			2005 and prior	24.7%

						100.0%

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2012, the Company had one private placement troubled debt restructuring with a pre-modification carrying value of $1.2, which was written down to zero, and no commercial mortgage loan troubled debt restructurings. As of December 31, 2011, the Company had two commercial mortgage loans and one private placement troubled debt restructurings with pre-modification and post modification carrying values of $55.1 and $52.2, respectively.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2012, the Company had no commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2011 the Company had one loan modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company’s mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The following table summarizes the Company’s investment in mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Commercial mortgage loans	$8,666.2	$8,695.5
Collective valuation allowance	(3.9)	(4.4)

Total net commercial mortgage loans	$8,662.3	$8,691.1

Impairments taken on the mortgage loan portfolio for the years ended December 31, 2012, 2011 and 2010 were $7.7, $9.3 and $13.5, respectively.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the years ended December 31, 2012 and 2011:

	2012	2011
Collective valuation allowance for losses, beginning of period	$4.4	$7.0
Addition to (reduction of) allowance for losses	(0.5)	(2.6)

Collective valuation allowance for losses, end of period	$3.9	$4.4

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of December 31, 2012 and 2011:

	2012	2011
Impaired loans with allowances for losses	$—	$—
Impaired loans without allowances for losses	16.8	48.7

Subtotal	16.8	48.7
Less: Allowances for losses on impaired loans	—	—

Impaired loans, net	$16.8	$48.7

Unpaid principal balance of impaired loans	$31.9	$63.8

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table presents information on impaired loans, restructured loans, loans 90 days or more past due and loans in foreclosure as of December 31, 2012, 2011 and 2010:

	2012	2011	2010
Impaired loans, average investment during the period	$32.7	$43.7	$72.5
Troubled debt restructured loans(1)	—	15.7	—
Loans 90 days or more past due, interest no longer accruing, at amortized cost	—	16.6	2.7
Loans in foreclosure, at amortized cost	9.0	—	—
Unpaid principal balance of loans 90 days or more past due, interest no longer accruing	—	21.6	4.9

(1)

Amounts included in Troubled debt restructured loans, Loans 90 days or more past due and Loans in foreclosure, which were also impaired, are included in the Impaired loans, average investment during the period.

There were four mortgage loans in the Company’s portfolio in process of foreclosure as of December 31, 2012 with a total amortized cost of $9.0. There were no mortgage loans in the Company’s portfolio in process of foreclosure as of December 31, 2011. There were no other loans in arrears with respect to principal and interest as of December 31, 2012 and 2011.

The following tables present information on interest income recognized on impaired and troubled debt restructured loans for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Interest income recognized on impaired loans, on an accrual basis	$0.7	$1.8	$3.7
Interest income recognized on impaired loans, on a cash basis	0.8	1.8	4.2
Interest income recognized on troubled debt restructured loans, on an accrual basis	0.3	0.3	—

Loan-to-value (“LTV”) and debt service coverage (“DSC”) ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property’s net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property’s operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of December 31, 2012 and 2011:

	2012(1)	2011(1)
Loan-to-Value Ratio:
0% – 50%	$1,987.9	$2,535.2
50% – 60%	2,425.2	2,479.4
60% – 70%	3,736.1	2,991.9
70% – 80%	481.7	621.2
80% and above	35.3	67.8

Total Commercial mortgage loans	$8,666.2	$8,695.5

(1)	Balances do not include allowance for mortgage loan credit losses.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table presents the DSC ratios as of December 31, 2012 and 2011:

	2012(1)	2011(1)
Debt Service Coverage Ratio:
Greater than 1.5x	$5,953.7	$5,710.3
1.25x – 1.5x	1,336.3	1,547.2
1.0x – 1.25x	992.7	1,082.2
Less than 1.0x	374.6	339.1
Commercial mortgage loans secured by land or construction loans	8.9	16.7

Total Commercial mortgage loans	$8,666.2	$8,695.5

(1)	Balances do not include allowance for mortgage loan credit losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of December 31, 2012 and 2011:

	2012(1)		2011(1)
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:
Pacific	$1,973.9	22.8%	$2,140.2	24.6%
South Atlantic	1,687.6	19.4%	1,555.4	17.9%
Middle Atlantic	1,059.5	12.2%	1,124.0	12.9%
East North Central	962.8	11.1%	1,010.4	11.6%
West South Central	1,176.3	13.6%	1,100.3	12.7%
Mountain	718.2	8.3%	776.9	8.9%
West North Central	537.5	6.2%	415.4	4.8%
New England	334.6	3.9%	320.0	3.7%
East South Central	215.8	2.5%	252.9	2.9%

Total Commercial mortgage loans	$8,666.2	100.0%	$8,695.5	100.0%

(1)	Balances do not include allowance for mortgage loan credit losses.

	2012(1)		2011(1)
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:
Industrial	$3,361.5	38.8%	$3,457.0	39.8%
Retail	2,350.2	27.1%	2,104.2	24.2%
Office	1,284.7	14.8%	1,384.5	15.9%
Apartments	952.1	11.0%	972.8	11.2%
Hotel/Motel	280.6	3.2%	468.4	5.4%
Mixed Use	74.0	0.9%	28.6	0.3%
Other	363.1	4.2%	280.0	3.2%

Total Commercial mortgage loans	$8,666.2	100.0%	$8,695.5	100.0%

(1)	Balances do not include allowance for mortgage loan credit losses.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table sets forth the breakdown of mortgages by year of origination as of December 31, 2012 and 2011:

	2012(1)	2011(1)
Year of Origination:
2012	$1,821.0	$—
2011	1,940.8	1,998.0
2010	429.9	598.5
2009	175.1	226.3
2008	725.1	1,026.8
2007	689.2	1,141.6
2006 and prior	2,885.1	3,704.3

Total Commercial mortgage loans	$8,666.2	$8,695.5

(1)	Balances do not include allowance for mortgage loan credit losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following tables identify the Company’s credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$—	—	$—	—	$1.8	1
U.S. corporate	14.3	4	55.2	41	30.7	32
Foreign(1)	2.2	5	71.3	61	121.5	31
Residential mortgage-backed	25.2	106	37.7	134	73.4	128
Commercial mortgage-backed	1.7	1	133.7	26	59.5	15
Other asset-backed	2.6	7	195.5	122	589.9	107
Equity	—	—	—	—	0.5	4
Mortgage loans on real estate	7.7	2	9.3	7	13.5	11
Other assets(2)	1.4	1	—	—	—	—

Total	$55.1	126	$502.7	391	$890.8	329

(1)	Primarily U.S. dollar denominated.
(2)	Includes loss on real estate owned that is classified as Other assets on the Consolidated Balance Sheets.

The above tables include $47.3, $72.5 and $339.7 of write-downs related to credit impairments for the years ended December 31, 2012, 2011 and 2010, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $7.8, $430.2 and $551.1 and in write-downs for the years ended December 31, 2012, 2011 and 2010, respectively, are related to intent impairments.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$—	—	$—	—	$1.8	1
U.S. corporate	1.1	2	55.2	40	28.2	31
Foreign(1)	1.5	4	59.0	56	75.0	26
Residential mortgage-backed	3.3	10	7.9	27	20.6	23
Commercial mortgage-backed	1.7	1	124.3	26	31.7	9
Other asset-backed	0.2	1	183.8	118	393.8	64

Total	$7.8	18	$430.2	267	$551.1	154

(1)	Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company’s previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The fair value of fixed maturities with OTTI as of December 31, 2012 and 2011 was $9.0 billion and $9.3 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at January 1	$133.9	$304.6	$287.8
Additional credit impairments:
On securities not previously impaired	9.5	10.3	115.4
On securities previously impaired	17.1	17.0	22.3
Reductions:
Securities intent impaired	—	(38.2)	(72.5)
Securities sold, matured, prepaid or paid down	(45.8)	(159.8)	(48.4)

Balance at December 31	$114.7	$133.9	$304.6

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Net Investment Income

The following table summarizes Net investment income for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities	$4,184.0	$4,402.1	$4,374.3
Equity securities, available-for-sale	17.7	27.3	30.1
Mortgage loans on real estate	500.0	500.0	496.7
Policy loans	121.5	125.6	135.5
Short-term investments and cash equivalents	5.4	6.7	(3.5)
Other	(123.3)	(80.8)	(25.4)

Gross investment income	4,705.3	4,980.9	5,007.7
Less: Investment expenses	7.4	12.1	20.7

Net investment income	$4,697.9	$4,968.8	$4,987.0

As of December 31, 2012 and 2011, the Company had $0.3 and $0.2, respectively, of investments in fixed maturities which produced no net investment income. Fixed maturities are moved to a non-accrual status immediately when the investment defaults.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out (“FIFO”) methodology.

Net realized capital gains (losses) were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities, available-for-sale, including securities pledged	$391.7	$56.4	$(340.4)
Fixed maturities, at fair value option	(278.8)	(92.0)	(63.6)
Equity securities, available-for-sale	4.2	18.6	9.6
Derivatives	(1,712.4)	418.6	(1,243.5)
Embedded derivative – fixed maturities	(15.7)	16.1	48.3
Embedded derivative – product guarantees	337.3	(1,945.1)	(72.7)
Other investments	(7.1)	(4.0)	(15.7)

Net realized capital gains (losses)	$(1,280.8)	$(1,531.4)	$(1,678.0)

After-tax net realized capital gains (losses)	$(715.8)	$(1,017.4)	$(1,184.7)

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax, were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Proceeds on sales	$11,185.9	$12,850.7	$15,637.1
Gross gains	484.2	648.5	644.2
Gross losses	(44.8)	(181.9)	(101.3)

3.	Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Total return swaps: The Company uses total return swaps as a hedge against a decrease in variable annuity account values, which are invested in certain indices. Using total return swaps, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of assets or a market index and the LIBOR rate, calculated by reference to an agreed upon notional principal amount. No cash is exchanged at the onset of the contracts. Cash is paid and received over the life of the contract based upon the terms of the swaps. The Company utilizes these contracts in non-qualifying hedging relationships.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Currency forwards: The Company uses currency forward contracts to hedge policyholder liabilities associated with the variable annuity contracts which are linked to foreign indices. The currency fluctuations may result in a decrease in account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the fixed index annuity contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within Fixed Indexed Annuity (“FIA”) contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses put options to manage the equity, interest rate and equity volatility risk of the economic liabilities associated with certain variable annuity minimum guaranteed living benefits. The Company also uses call options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Variance swaps: The Company uses variance swaps to manage equity volatility risk on the economic liabilities associated with certain minimum guaranteed living benefits. An increase in the equity volatility results in a higher valuations of such liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on the changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

Managed custody guarantees (“MCG”): The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term),

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a coinsurance with a funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives for certain fixed maturity instruments, certain annuity products and coinsurance with funds withheld arrangements are reported with the host contract in investments, in Future policy benefits or Funds held under reinsurance agreements, respectively, on the Consolidated Balance Sheets. Changes in the fair value of embedded derivatives within fixed maturity investments and within annuity products are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value of embedded derivatives with reinsurance agreements are reported in Policyholder benefits in the Consolidated Statements of Operations.

The notional amounts and fair values of derivatives were as follows as of December 31, 2012 and 2011:

	2012			2011
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting
Cash flow hedges:
Interest rate contracts	$1,000.0	$215.4	$—	$1,000.0	$174.0	$—
Fair value hedges:
Interest rate contracts	291.1	—	16.4	358.2	—	13.1
Derivatives: Non-qualifying for hedge accounting
Interest rate contracts(1)	69,719.2	1,981.1	1,545.0	63,993.8	2,227.6	1,548.7
Foreign exchange contracts	1,985.8	11.3	95.0	1,880.6	12.2	134.4
Equity contracts	14,890.4	103.4	235.1	15,797.4	69.1	28.3
Credit contracts	3,106.0	63.3	52.7	3,368.8	178.0	231.3
Managed custody guarantees	N/A	—	—	N/A	—	1.0
Embedded derivatives:
Within fixed maturity investments	N/A	227.4	—	N/A	243.1	—
Within annuity products	N/A	—	3,571.7	N/A	—	3,797.1
Within reinsurance agreements	N/A	—	169.5	N/A	—	137.2

Total		$2,601.9	$5,685.4		$2,904.0	$5,891.1

(1)

As of December 31, 2012, includes a notional amount, asset fair value and liability fair value for interest rate caps of $4.5 billion, $17.7 and $0.6, respectively. As of December 31, 2011, includes a notional amount, asset fair value and liability fair value for interest rate caps of $8.8 billion, $40.0 and $3.5, respectively.

N/A – Not Applicable

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Derivatives: Qualifying for hedge accounting(1)
Cash flow hedges:
Interest rate contracts	$—	$—	$(0.3)
Fair value hedges:
Interest rate contracts	(10.0)	(57.2)	(4.8)
Derivatives: Non-qualifying for hedge accounting(2)
Interest rate contracts	51.5	1,041.8	(443.9)
Foreign exchange contracts	10.9	(2.4)	33.2
Equity contracts	(1,801.9)	(559.0)	(867.1)
Credit contracts	37.1	(4.6)	39.4
Managed custody guarantees	1.1	1.1	4.1
Embedded derivatives:
Within fixed maturity investments(2)	(15.7)	16.1	48.3
Within annuity products(2)	336.2	(1,946.2)	(76.7)
Within reinsurance agreements(3)	(32.2)	(68.1)	(42.6)

Total	$(1,423.0)	$(1,578.5)	$(1,310.4)

(1)

Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2012, 2011 and 2010, ineffective amounts were immaterial.

(2)	Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
(3)	Changes in value are included in Policyholder benefits in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company’s portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. (“ISDA”) agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex (“CSA”) to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par value minus recovery value of the swap contract. As of December 31, 2012, the fair value of credit default swaps of $63.3 and $52.7 was included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2011, the fair value of credit default swaps of $178.0 and $231.3 was included in Derivatives assets and Derivatives liabilities, respectively,

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, the maximum potential future net exposure to the Company on credit default swaps, net of purchased protection of $1.0 billion in each year, were $1.1 billion and $1.3 billion, respectively.

4.	Fair Value Measurements (excluding Consolidated Investment Entities)

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

•

Level 1 – Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 – Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

c)	Inputs other than quoted market prices that are observable; and

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•

Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Fixed maturities, including securities pledged:
U.S. Treasuries	$5,220.5	$663.2	$—	$5,883.7
U.S. government agencies and authorities	—	724.2	—	724.2
U.S. corporate, state and municipalities	—	36,992.5	524.2	37,516.7
Foreign(1)	—	15,880.3	104.2	15,984.5
Residential mortgage-backed securities	—	7,592.9	74.1	7,667.0
Commercial mortgage-backed securities	—	4,946.4	—	4,946.4
Other asset-backed securities	—	2,449.4	115.2	2,564.6

Total fixed maturities, including securities pledged	5,220.5	69,248.9	817.7	75,287.1
Equity securities, available-for-sale	264.2	20.1	55.8	340.1
Derivatives:
Interest rate contracts	—	2,196.5	—	2,196.5
Foreign exchange contracts	—	11.3	—	11.3
Equity contracts	24.3	55.9	23.2	103.4
Credit contracts	—	10.9	52.4	63.3
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	8,365.4	76.6	—	8,442.0
Assets held in separate accounts	91,928.5	5,722.6	16.3	97,667.4

Total assets	$105,802.9	$77,342.8	$965.4	$184,111.1

Percentage of Level to total	57.5%	42.0%	0.5%	100.0%
Liabilities:
Derivatives:
Annuity product guarantees:
FIA	$—	$—	$1,434.3	$1,434.3
GMAB/GMWB/GMWBL(2)	—	—	2,035.4	2,035.4
Stabilizer and MCGs	—	—	102.0	102.0
Other derivatives:
Interest rate contracts	1.6	1,559.8	—	1,561.4
Foreign exchange contracts	—	95.0	—	95.0
Equity contracts	216.0	19.1	—	235.1
Credit contracts	—	—	52.7	52.7
Embedded derivative on reinsurance	—	169.5	—	169.5

Total liabilities	$217.6	$1,843.4	$3,624.4	$5,685.4

(1)	Primarily U.S. dollar denominated.
(2)	Guaranteed minimum accumulation benefits (“GMAB”), Guaranteed minimum withdrawal benefits (“GMWB”) and Guaranteed minimum withdrawal benefits with life payouts (“GMWBL”).

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	2011
	Level 1	Level 2	Level 3	Total
Assets:
Fixed maturities, including securities pledged:
U.S. Treasuries	$5,342.1	$630.4	$—	$5,972.5
U.S. government agencies and authorities	—	727.8	—	727.8
U.S. corporate, state and municipalities	—	33,346.4	520.6	33,867.0
Foreign(1)	—	14,906.8	160.6	15,067.4
Residential mortgage-backed securities	—	8,861.5	186.6	9,048.1
Commercial mortgage-backed securities	—	5,485.4	—	5,485.4
Other asset-backed securities	—	2,396.7	104.5	2,501.2

Total fixed maturities, including securities pledged	5,342.1	66,355.0	972.3	72,669.4
Equity securities, available-for-sale	274.6	11.6	67.6	353.8
Derivatives:
Interest rate contracts	18.1	2,383.5	—	2,401.6
Foreign exchange contracts	—	12.2	—	12.2
Equity contracts	26.8	—	42.3	69.1
Credit contracts	—	6.0	172.0	178.0
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	5,125.4	161.2	—	5,286.6
Assets held in separate accounts	83,976.1	4,722.3	16.1	88,714.5

Total assets	$94,763.1	$73,651.8	$1,270.3	$169,685.2

Percentage of Level to total	55.9%	43.4%	0.7%	100.0%
Liabilities:
Derivatives:
Annuity product guarantees:
FIA	$—	$—	$1,304.9	$1,304.9
GMAB/GMWB/GMWBL(2)	—	—	2,272.2	2,272.2
Stabilizer and MCGs	—	—	221.0	221.0
Other derivatives:
Interest rate contracts	—	1,561.8	—	1,561.8
Foreign exchange contracts	—	134.4	—	134.4
Equity contracts	3.3	—	25.0	28.3
Credit contracts	—	17.2	214.1	231.3
Embedded derivative on reinsurance	—	137.2	—	137.2

Total liabilities	$3.3	$1,850.6	$4,037.2	$5,891.1

(1)	Primarily U.S. dollar denominated.
(2)	Guaranteed minimum accumulation benefits (“GMAB”), Guaranteed minimum withdrawal benefits (“GMWB”) and Guaranteed minimum withdrawal benefits with life payouts (“GMWBL”).

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company’s Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2012, $580.4 and $60.4 billion of a total fair value of $75.3 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2011, $557.7 and $58.3 billion of a total fair value of $72.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents “exit price” for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company’s evaluation of the borrower’s ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company’s derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates (“LIBOR”) and Overnight Index Swap (“OIS”) rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company’s valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company’s policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company’s nonperformance risk is also considered and incorporated in the Company’s valuation process. Valuations for the Company’s futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company has entered into a number of options as hedges on its FIA liabilities. The maximum exposure is the current value of the option. The payoff of these contracts depends on market conditions during the lifetime of the option. The fair value measurement of options is highly sensitive to implied equity and interest rate volatility and the market reflects a considerable variance in broker quotes. The Company uses a third-party vendor to determine the market value of these options.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets’ fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Product guarantees: The Company records reserves for annuity contracts containing GMAB, GMWB and GMWBL riders. The guarantee is an embedded derivative and is required to be accounted for separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed interest rate. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates in accordance with U.S. GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the Company’s GMAB, GMWB, GMWBL, FIA, and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG includes an adjustment to reflect the risk that these obligations will not be fulfilled (“nonperformance risk”). Through June 30, 2012, nonperformance risk was based on the credit default swap spreads of ING V with similar term to maturity and priority of payment. The ING V credit default spread was applied to the risk-free swap curve in the Company’s valuation models for these products and guarantees. As a result of the availability of ING U.S., Inc.’s market observable data following the issuance of the $850.0 in 5.5% unsecured Senior Notes due 2022 (the “2022 Notes”) in the third quarter of 2012, the Company changed its estimate of nonperformance risk to incorporate a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the individual insurance subsidiary that issued the guarantee as well as an adjustment to reflect the priority of policyholder claims.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company’s valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product’s Chief Risk Officer (“CRO”), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company’s governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements between the Company and Hannover Re (Ireland) Plc. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2012 and 2011. The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third-party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company’s Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

	2012
	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3(2)	Transfers out of Level 3(2)	Fair Value as of December 31	Change In Unrealized Gains (Losses) Included in Earnings(3)
		Net Income	OCI
Fixed maturities, including securities pledged:
U.S. corporate, state and municipalities	$520.6	$0.7	$(7.8)	$0.5	$—	$(3.1)	$(93.1)	$142.7	$(36.3)	$524.2	$0.4
Foreign	160.6	1.8	(12.4)	—	—	(11.5)	(28.8)	79.4	(84.9)	104.2	—
Residential mortgage-backed securities	186.6	4.0	5.7	2.4	—	(30.8)	(1.2)	0.4	(93.0)	74.1	(3.6)
Commercial mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—
Other asset-backed securities	104.5	15.6	4.3	—	—	(32.8)	(3.2)	27.9	(1.1)	115.2	6.2

Total fixed maturities including securities pledged	972.3	22.1	(10.2)	2.9	—	(78.2)	(126.3)	250.4	(215.3)	817.7	3.0
Equity securities, available-for-sale	67.6	(0.5)	(1.2)	5.0	—	(8.3)	—	2.4	(9.2)	55.8	(0.5)
Derivatives:
Product guarantees:
Fixed indexed annuities(1)	(1,304.9)	(177.5)	—	—	(94.5)	—	142.6	—	—	(1,434.3)	—
Guaranteed minimum withdrawal and accumulation benefits and GMWBL(1)	(2,272.2)	390.3	—	—	(154.1)	—	0.6	—	—	(2,035.4)	—
Stabilizer and MCGs(1)	(221.0)	124.5	—	(5.5)	—	—	—	—	—	(102.0)	—
Other derivatives, net	(24.8)	4.2	—	23.9	—	—	25.0	—	(5.4)	22.9	(2.6)
Assets held in separate accounts(4)	16.1	0.3	—	16.3	—	(8.3)	—	—	(8.1)	16.3	0.6

(1)

All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by contract basis. These amounts are included in Other net realized gains (losses) in the Consolidated Statements of Operations.

(2)	The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
(3)	For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.
(4)

The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income for the Company.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company’s Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2011:

	2011
	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3(2)	Transfers out of Level 3(2)	Fair Value as of December 31	Change In Unrealized Gains (Losses) Included in Earnings(3)
		Net Income	OCI
Fixed maturities, including securities pledged:
U.S. corporate, state and municipalities	$79.4	$(0.3)	$6.0	$53.7	$—	$—	$(93.5)	$478.3	$(3.0)	$520.6	$(0.2)
Foreign	56.0	1.5	(10.6)	58.3	—	(39.0)	(10.3)	107.5	(2.8)	160.6	(1.6)
Residential mortgage-backed securities	914.0	(3.4)	(1.9)	90.2	—	(23.4)	(36.4)	11.5	(764.0)	186.6	(4.8)
Commercial mortgage-backed securities	0.1	—	—	—	—	—	(0.1)	—	—	—	—
Other asset-backed securities	2,326.3	(263.7)	178.0	0.2	—	(721.1)	(93.8)	—	(1,321.4)	104.5	(24.6)

Total fixed maturities including securities pledged	3,375.8	(265.9)	171.5	202.4	—	(783.5)	(234.1)	597.3	(2,091.2)	972.3	(31.2)
Equity securities, available-for-sale	82.9	—	1.3	16.1	—	(4.2)	—	—	(28.5)	67.6	—
Derivatives:
Product guarantees:
Fixed indexed annuities(1)	(1,178.2)	(114.1)	—	—	(135.4)	—	122.8	—	—	(1,304.9)	—
Guaranteed minimum withdrawal and accumulation benefits and GMWBL(1)	(500.2)	(1,618.5)	—	—	(155.6)	—	2.1	—	—	(2,272.2)	—
Stabilizer and MCGs(1)	(3.0)	(212.5)	—	(5.5)	—	—	—	—	—	(221.0)	—
Other derivatives, net	75.5	(36.3)	—	—	(64.0)	—	—	—	—	(24.8)	(53.7)
Assets held in separate accounts(4)	22.3	—	—	9.8	—	(3.4)	—	—	(12.6)	16.1	0.1

(1)

All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by contract basis. These amounts are included in Other net realized gains (losses) in the Consolidated Statements of Operations.

(2)	The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
(3)	For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.
(4)

The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income for the Company.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts for the year ended December 31, 2012 were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The fair value of certain options and swap contracts were valued using observable inputs, and such options and swap contracts were transferred from Level 3 to Level 2 during the year ended December 31, 2012.

The transfers out of Level 3 for the year ended December 31, 2011 in fixed maturities, including securities pledged, were primarily due to the Company’s determination that the market for subprime RMBS securities had become active in the first quarter 2011 and to an increased utilization of vendor valuations for certain CMO assets, as opposed to the previous use of broker quotes in the second quarter of 2011. While the valuation methodology for subprime RMBS securities has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company’s Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company’s Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of GMABs, GMWBs and GMWBLs include long-term equity implied volatility, correlations between the rate of return on policyholder funds and between interest rates and equity returns, nonperformance risk, mortality and policyholder behavior assumptions, such as benefit utilization, lapses and partial withdrawals.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Equity / Interest Rate Volatility: A term-structure model is used to approximate implied volatility for the equity indices for GMAB, GMWB and GMWBL fair value measurements and swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Correlations: Integrated interest rate and equity scenarios are used in GMAB, GMWB and GMWBL fair value measurements to better reflect market interest rates and interest rate volatility correlations between equity and fixed income fund groups and between equity fund groups and interest rates. The correlations are based on historical fund returns and swap rates from external sources.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with our product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the individual insurance subsidiary that issued the guarantee and the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company’s experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

Range(1)
Unobservable Input	GMWB / GMWBL		GMAB		FIA		Stabilizer / MCG
Long-term equity implied volatility	15% to 25%		15% to 25%		—		—
Interest rate implied volatility	—		—		—		0% to 4.0%
Correlations between:
Equity Funds	50% to 98%		50% to 98%		—		—
Equity and Fixed Income Funds	-20% to 44%		-20% to 44%		—		—
Interest Rates and Equity Funds	-25% to -16%		-25% to -16%		—		—
Nonperformance risk	0.10% to 1.3%		0.10% to 1.3%		0.10% to 1.3%		0.10% to 1.3%
Actuarial Assumptions:
Benefit Utilization	85% to 100	%(2)	—		—		—
Partial Withdrawals	0% to 10%		0% to 10%		—		—
Lapses	0.08% to 32	%(3)	0.08% to 31	%(3)	0% to 10	%(3)	0% to 55	%(4)
Policyholder Deposits(5)	—		—		—		0% to 60	%(4)
Mortality	—	(6)	—	(6)	—		—

(1)	Represents the range of reasonable assumptions that management has used in its fair value calculations.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

(2)

Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of account value, 26% are taking systematic withdrawals. Of those policyholders who are not taking withdrawals, we assume that 85% will begin systematic withdrawals after a delay period. The utilization function varies by policyholder age and policy duration. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less “in the money” due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts that are highly “in the money”. The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2012 (account value amounts are in $ billions).

	Account Values
Attained Age Group	In the Money	Out of the Money	Total	Average Expected Delay (Years)
< 60	$3.5	$0.3	$3.8	5.5
60-69	7.0	0.4	7.4	1.9
70+	4.3	0.1	4.4	0.2

	$14.8	$0.8	$15.6	2.8

(3)

Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. We make dynamic adjustments to lower the lapse rates for contracts that are more “in the money.” The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period and to whether they are “in the money” or “out of the money” as of December 31, 2012 (account value amounts are in $ billions).

			GMAB		GMWB/GMWBL
	Moneyness		Account Value	Lapse Range	Account Value	Lapse Range
During Surrender Charge Period	In the Money	**	$—	0.08% to 8.2%	$8.8	0.08% to 5.8%
	Out of the Money		—	0.41% to 12%	0.9	0.35% to 12%
After Surrender Charge Period	In the Money	**	—	2.4% to 22%	6.2	1.5% to 17%
	Out of the Money		0.1	12% to 31%	0.6	3.2% to 32%

**	The low end of the range corresponds to policies that are highly “in the money.” The high end of the range corresponds to the policies that are close to zero in terms of “in the moneyness.”

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

(4)	Stabilizer contracts with recordkeeping agreements have a different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87%	0-30%	0-15%	0-55%	0-20%
Stabilizer with Recordkeeping Agreements	13%	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100%	0-55%	0-25%	0-60%	0-30%

(5)	Measured as a percentage of assets under management or assets under administration.
(6)	The mortality rate is based on the Annuity 2000 Basic table with mortality improvements.

Generally, the following will cause an increase (decrease) in the GMAB, GMWB and GMWBL embedded derivative fair value liabilities:

•	An increase (decrease) in long-term equity implied volatility

•	An increase (decrease) in equity-interest rate correlations

•	A decrease (increase) in nonperformance risk

•	A decrease (increase) in mortality

•	An increase (decrease) in benefit utilization

•	A decrease (increase) in lapses

Changes in fund correlations may increase or decrease the fair value depending on the direction of the movement and the mix of funds. Changes in partial withdrawals may increase or decrease the fair value depending on the timing and magnitude of withdrawals.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

•	A decrease (increase) in nonperformance risk

•	A decrease (increase) in lapses

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

•	An increase (decrease) in interest rate volatility

•	A decrease (increase) in nonperformance risk

•	A decrease (increase) in lapses

•	A decrease (increase) in policyholder deposits

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company notes the following interrelationships:

•

Higher long-term equity implied volatility is often correlated with lower equity returns, which will result in higher in-the-moneyness, which in turn, results in lower lapses due to the dynamic lapse component reducing the lapses. This increases the projected number of policies that are available to use the GMWBL benefit and may also increase the fair value of the GMWBL.

•	Generally, an increase (decrease) in benefit utilization will decrease (increase) lapses for GMWB and GMWBL.

•	Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company’s financial instruments were as follows as of December 31, 2012 and 2011:

	2012		2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Fixed maturities, including securities pledged	$75,287.1	$75,287.1	$72,669.4	$72,669.4
Equity securities, available-for-sale	340.1	340.1	353.8	353.8
Mortgage loans on real estate	8,662.3	8,954.8	8,691.1	8,943.7
Loan – Dutch State obligation	—	—	1,792.7	1,806.4
Policy loans	2,200.3	2,200.3	2,263.9	2,263.9
Limited partnerships/corporations	465.1	465.1	599.6	599.6
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	8,442.0	8,442.0	5,286.6	5,286.6
Derivatives	2,374.5	2,374.5	2,660.9	2,660.9
Other investments	167.0	173.7	215.1	220.1
Assets held in separate accounts	97,667.4	97,667.4	88,714.5	88,714.5
Liabilities:
Investment contract liabilities:
Funding agreements without fixed maturities and deferred annuities(1)	50,133.7	56,851.0	50,872.6	55,014.7
Funding agreements with fixed maturities and guaranteed investment contracts	3,784.0	3,671.0	5,559.0	5,261.0
Supplementary contracts, immediate annuities and other	3,109.2	3,482.3	3,037.0	3,311.9
Derivatives:
Annuity product guarantees:
FIA	1,434.3	1,434.3	1,304.9	1,304.9
GMAB / GMWB / GMWBL	2,035.4	2,035.4	2,272.2	2,272.2
Stabilizer and MCGs	102.0	102.0	221.0	221.0
Other derivatives	1,944.2	1,944.2	1,955.8	1,955.8
Short-term debt	1,064.6	1,070.6	1,054.6	1,054.6
Long-term debt	3,171.1	3,386.2	1,343.1	1,448.5
Embedded derivatives on reinsurance	169.5	169.5	137.2	137.2

(1)	Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Loan – Dutch State Obligation: The fair value of the Dutch State loan obligation is estimated on a non-recurring basis utilizing discounted cash flows from the Netherlands Strip Yield Curve and is classified as Level 2.

Policy loans: The fair value of policy loans is equal to the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value (“NAV”) information, as provided by the investee and are classified as Level 3.

Other investments: Federal Home Loan Bank (“FHLB”) stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value and is classified as Level 1.

Investment contract liabilities:

Funding agreements without a fixed maturity and deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Funding agreements with a fixed maturity and guaranteed investment contracts: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Short-term debt and Long-term debt: Estimated fair value of the Company’s short-term and long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Short-term debt is classified as Level 1 and Level 2 and long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company’s management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

5.	Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within deferred policy acquisition costs (“DAC”) and value of business acquired (“VOBA”) was as follows for the years ended December 31, 2012, 2011 and 2010:

	DAC	VOBA	Total
Balance at January 1, 2010	$4,544.7	$1,623.1	$6,167.8
Deferrals of commissions and expenses	630.2	28.7	658.9
Amortization:
Amortization(1)	(932.8)	(155.6)	(1,088.4)
Interest accrued(2)	238.3	103.5	341.8

Net amortization included in Consolidated Statements of Operations	(694.5)	(52.1)	(746.6)
Change in unrealized capital gains/losses on available-for-sale securities	(669.0)	(372.0)	(1,041.0)
Group reinsurance divestment	(0.8)	—	(0.8)

Balance at December 31, 2010	3,810.6	1,227.7	5,038.3

Deferrals of commissions and expenses	633.6	18.7	652.3
Amortization:
Amortization	(459.5)	(265.8)	(725.3)
Interest accrued(2)	238.2	100.1	338.3

Net amortization included in Consolidated Statements of Operations	(221.3)	(165.7)	(387.0)
Change in unrealized capital gains/losses on available-for-sale securities	(556.0)	(395.3)	(951.3)

Balance at December 31, 2011	3,666.9	685.4	4,352.3

Deferrals of commissions and expenses	590.3	17.3	607.6
Amortization:
Amortization	(846.4)	(210.3)	(1,056.7)
Interest accrued(2)	243.6	90.8	334.4

Net amortization included in Consolidated Statements of Operations	(602.8)	(119.5)	(722.3)
Change in unrealized capital gains/losses on available-for-sale securities	(432.8)	(148.5)	(581.3)

Balance at December 31, 2012	$3,221.6	$434.7	$3,656.3

(1)	For 2010, includes loss recognition events for DAC and VOBA of $149.5 and $9.1, respectively.
(2)

Interest accrued at the following rates for DAC: 1.5% to 7.4% during 2012, 2.0% to 8.0% during 2011, and 3.0% to 8.0% during 2010. Interest accrued at the following rates for VOBA: 2.0% to 7.4% during 2012, 3.0% to 7.0% during 2011, and 3.0% to 7.0% during 2010.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2013	$113.1
2014	88.4
2015	80.7
2016	72.9
2017	63.6

6.	Reserves for Future Policy Benefits and Contract Owner Account Balances

Future policy benefits and contract owner account balances were as follows as of December 31, 2012 and 2011:

	2012	2011
Future policy benefits:
Individual and group life insurance contracts	$8,686.1	$8,655.4
Guaranteed benefits on annuity contracts, and payout contracts with life contingencies	6,371.5	6,472.6
Accident and health and other	436.0	498.7

Total	$15,493.6	$15,626.7

Contract owner account balances:
Guaranteed investment contracts and funding agreements	$3,642.8	$5,398.6
Universal life contracts	16,773.7	16,539.4
Fixed annuities and payout contracts without life contingencies	37,576.1	38,460.6
Fixed indexed annuities	12,427.1	12,187.1
Other	142.4	146.0

Total	$70,562.1	$72,731.7

7.	Guaranteed Benefit Features

While the Company ceased new sales of certain retail variable annuity products in March 2010, its currently-sold retail variable annuity contracts with separate account options guarantee the contract owner a return of no less than (i) total deposits made to the contract less any partial withdrawals, (ii) total deposits made to the contract less any partial withdrawals plus a minimum return, or (iii) the highest contract value on a specified date minus any withdrawals. These guarantees include benefits that are payable in the event of death, annuitization or at specified dates.

The Company also issues variable life, variable universal life and universal life contracts where the Company contractually guarantees to the contract owner a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse (“no lapse guarantee”).

In addition, the Company’s Stabilizer and MCG products have guaranteed credited rates. Credited rates are set either quarterly or annually. Most contracts have a zero percent minimum credited rate guarantee, although some contracts have minimum credited rate guarantees up to 3% and allow the contract holder to select either the

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

market value of the account or the book value of the account at termination. The book value of the account is equal to deposits plus interest, less any withdrawals. The fair value is estimated using the income approach.

The Company’s major source of income from guaranteed benefit features is the base contract mortality, expense, and guaranteed death and living benefit rider fees charged to the contract owner, less the costs of administering the product and providing for the guaranteed death and living benefits.

The Company’s retail variable annuity contracts offer one or more of the following guaranteed death and living benefits:

Guaranteed Minimum Death Benefits (GMDB)

•	Standard – Guarantees that, upon death, the death benefit will be no less than the premiums paid by the contract owner, adjusted for any contract withdrawals.

•

Ratchet – Guarantees that, upon death, the death benefit will be no less than the greater of (1) Standard or (2) the maximum contract anniversary (or quarterly anniversary) value of the variable annuity, adjusted for contract withdrawals.

•

Combo – Guarantees that, upon death, the death benefit will be no less than the greater of (1) Ratchet or (2) Rollup (Rollup guarantees that, upon death, the death benefit will be no less than the aggregate premiums paid by the contract owner accruing interest at the contractual rate per annum, adjusted for contract withdrawals, which is subject to a maximum cap on the rolled up amount.)

Guaranteed Minimum Income Benefit (GMIB)

Guarantees a minimum income payout upon annuitization, exercisable each contract anniversary on or after a specified date, in most cases the 10th rider anniversary.

•

For contracts issued before February 2003, the GMIB rider guarantees a minimum income payout determined based on a GMIB rollup amount equal to eligible premiums paid by the contract owner accruing interest at the contractual rate per annum, adjusted for contract withdrawals, which is subject to a maximum age cap (typically age 80) on the rolled up amount.

•

For contracts issued during or after February 2003, the GMIB rider guarantees a minimum payout determined based on the greater of a (i) GMIB rollup amount or (ii) GMIB ratchet amount. The GMIB rollup amount is equal to the aggregate premiums paid by the contract owner accruing interest at the contractual rate per annum (“GMIB rollup rate”), adjusted for contract withdrawals, which may be subject to a maximum age cap on the rolled up amount. The ratchet amount is the maximum contract anniversary (or quarterly anniversary) value of the variable annuity, adjusted for contract withdrawals prior to age 90.

Eligible premiums are premiums and premium credits added within five years of the rider effective date. The GMIB rollup rates may vary (6.0% or 7.0%) depending on versions of the benefits. The maximum rollup amount was capped at 200%, 250%, or 300% depending on the versions of the benefits.

Guaranteed Minimum Accumulation Benefit (GMAB)

Guarantees that the account value will be at least 100% of the eligible premiums paid by the contract owner after 10 years, net of any contract withdrawals. In the past, the Company offered an alternative design that guaranteed the account value to be at least 200% of the eligible premiums paid by contract owners after 20 years.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit for Life (GMWB/GMWBL)

Guarantees an annual withdrawal amount for a specified period of time (GMWB) or life (GMWBL) that is calculated as a percentage of the benefit base that equals premium at the time of contract issue and may increase over time based on a number of factors, including a rollup percentage (7%, 6%, or 0%, depending on versions of the benefit) and ratchet frequency (primarily annual or quarterly, depending on versions). The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on versions of the benefit. A joint life-time withdrawal benefit option was available to include coverage for spouses. Most versions of the withdrawal benefit included reset and/or step-up features that may increase the guaranteed withdrawal amount in certain conditions. Earlier versions of the withdrawal benefit guarantee that annual withdrawals of up to 7.0% of eligible premiums may be made until eligible premiums previously paid by the contract owner are returned, regardless of account value performance. Asset allocation requirements apply at all times where withdrawals are guaranteed for life.

The following assumptions and methodologies were used to determine the guaranteed reserves for retail variable annuity contracts at December 31, 2012 and 2011:

Area	Assumptions/Basis for Assumptions
Data used	Based on 1,000 investment performance scenarios.

Mean investment performance	GMDB: The mean investment performance varies by fund group. In general, the Company groups all separate account returns into 6 fund groups, and generate stochastic returns for each of these fund groups. The overall blended mean separate account return is 8.1%. The general account fixed portion is a small percentage of the overall total.
GMIB: the overall blended mean is 8.1% based on a single fund group
GMAB/GMWB/GMWBL: Zero rate curve

Volatility	GMDB: 15.8% for 2012 and 2011
GMIB: 15.8% for 2012 and 16.5% for 2011
GMAB/GMWB/GMWBL: Implied volatilities through the first 5 years and then a blend of implied and historical thereafter.

Mortality	Depending on the type of benefit and gender, the Company uses the Annuity 2000 basic table with mortality improvement through 2011, further adjusted for company experience.

Lapse rates	Vary by contract type, share class, time remaining in the surrender charge period and in-the-moneyness.

Discount rates	GMDB/GMIB: 5.5% for 2012 and 2011.
GMAB/GMWB/GMWBL: Zero rate curve plus adjustment for nonperformance risk.

Variable annuity contracts containing guaranteed minimum death and living benefits expose the Company to equity risk. With a decline in the equity markets, the Company has exposure to increasing claims due to the guaranteed minimum benefits. On the other hand, with an increase in the equity markets, the Company’s exposure to risks associated with the guaranteed minimum benefits generally decreases. In order to mitigate the risk associated with guaranteed death and living benefits, the Company enters into reinsurance agreements and derivative positions on various public market indices chosen to closely replicate contract owner variable fund returns.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The calculation of the GMDB and GMIB liabilities assumes dynamic surrenders and GMIB liabilities also assume dynamic utilization of the guaranteed benefit feature.

The liabilities for variable life and universal life contracts, as well as variable annuity contracts containing guaranteed minimum death and living benefits, are recorded in separate account liabilities as follows as of December 31, 2012 and 2011. The separate account liabilities may include more than one type of guarantee. These liabilities are subject to the requirements for additional reserve liabilities under ASC Topic 944, which are recorded in the Company’s general account. The paid and incurred amounts were as follows for the years ended December 31, 2012, 2011 and 2010:

	Variable Life and Universal Life	GMDB	GMAB/ GMWB	GMIB	GMWBL	Stabilizer and MCGs(1)
Separate account liability at December 31, 2012	$517.4	$41,932.5	$1,027.3	$14,881.3	$15,587.8	$34,150.7

Separate account liability at December 31, 2011	$507.7	$41,547.0	$1,182.9	$14,565.4	$15,081.2	$31,024.4

Additional liability balance:
Balance at January 1, 2010	$1,106.5	$487.6	$93.2	$748.3	$399.1	$6.0
Incurred guaranteed benefits	442.5	15.1	2.9	61.0	15.7	(3.0)
Paid guaranteed benefits	(318.5)	(124.3)	(10.6)	(40.0)	—	—

Balance at December 31, 2010	1,230.5	378.4	85.5	769.3	414.8	3.0

Incurred guaranteed benefits	589.6	258.7	44.8	586.3	1,729.2	218.0
Paid guaranteed benefits	(312.9)	(106.8)	(2.1)	(65.4)	—	—

Balance at December 31, 2011	1,507.2	530.3	128.2	1,290.2	2,144.0	221.0

Incurred guaranteed benefits	512.6	89.2	(42.7)	(5.4)	(193.5)	(119.0)
Paid guaranteed benefits	(348.6)	(118.8)	(0.6)	(38.7)	—	—

Balance at December 31, 2012	$1,671.2	$500.7	$84.9	$1,246.1	$1,950.5	$102.0

(1)

The Separate account liability at December 31, 2012 and 2011 includes $25.9 billion and $24.2 billion, respectively, of externally managed assets, which are not reported on the Company’s Consolidated Balance Sheets.

The net amount at risk for the GMDB, GMAB and GMWB benefits is equal to the guaranteed value of these benefits in excess of the account values.

The net amount at risk for the GMIB and GMWBL benefits is equal to the excess of the present value of the minimum guaranteed annuity payments available to the contract owner over the current account value.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The separate account values, net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit for retail variable annuity contracts were as follows as of December 31, 2012 and 2011:

	2012
	In the Event of Death	At Annuitization, Maturity, or Withdrawal
	GMDB	GMAB/GMWB	GMIB	GMWBL
Annuity Contracts:
Minimum Return or Contract Value
Separate account value	$41,932.5	$1,027.3	$14,881.3	$15,587.8
Net amount at risk, net of reinsurance	$7,029.1	$42.4	$3,576.0	$1,702.5
Weighted average attained age	69	69	61	65

	2011
	In the Event of Death	At Annuitization, Maturity, or Withdrawal
	GMDB	GMAB/GMWB	GMIB	GMWBL
Annuity Contracts:
Minimum Return or Contract Value
Separate account value	$41,547.0	$1,182.9	$14,565.4	$15,081.2
Net amount at risk, net of reinsurance	$8,893.9	$70.7	$3,714.0	$2,046.3
Weighted average attained age	68	69	62	65

The net amount at risk for the secondary guarantees is equal to the current death benefit in excess of the account values.

The separate account values, net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit for universal life and variable life contracts were as follows as of December 31, 2012 and 2011:

	2012		2011
	Secondary Guarantees	Paid-up Guarantees	Secondary Guarantees	Paid-up Guarantees
Universal and Variable Life Contracts:
Account value (general and separate account)	$3,232.6	$—	$3,010.6	$—
Net amount at risk, net of reinsurance	$17,885.6	$—	$16,281.9	$—
Weighted average attained age	59	—	59	—

Account balances of contracts with guarantees invested in variable separate accounts were as follows as of December 31, 2012 and 2011:

	2012	2011
Equity securities (including mutual funds):
Equity funds	$31,287.0	$30,977.1
Bond funds	6,058.4	5,870.6
Balanced funds	4,794.7	4,695.0
Money market funds	948.9	1,141.3
Other	140.8	130.2

Total	$43,229.8	$42,814.2

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

8.	Reinsurance

The Company has reinsurance treaties covering a portion of the mortality risks and guaranteed death and living benefits under its life insurance and annuity contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

The Company reinsures its business through a diversified group of well capitalized, highly rated reinsurers. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances are evaluated by monitoring ratings and evaluating the financial strength of its reinsurers. Large reinsurance recoverable balances with offshore or other non-accredited reinsurers are secured through various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit.

As of December 31, 2012, the Company had $7.4 billion of net unaffiliated reinsurance recoverables, of which $2.7 billion, or 36.5%, were due from the Company’s largest unaffiliated reinsurer, Hannover Re. As of December 31, 2011, the Company had $7.7 billion of net unaffiliated reinsurance recoverables, of which $2.8 billion, or 36.4%, were due from Hannover Re. Of the total amounts due from Hannover Re, $2.3 billion and $2.4 billion were fully secured as of December 31, 2012 and 2011, respectively.

Information regarding the effect of reinsurance is as follows as of December 31, 2012 and 2011:

	2012
	Direct	Assumed	Ceded	Total, Net of Reinsurance
Assets
Premiums receivable	$96.9	$384.7	$(411.4)	$70.2
Reinsurance recoverable	—	—	7,379.3	7,379.3

Total	$96.9	$384.7	$6,967.9	$7,449.5

Liabilities
Future policy benefits and contract owner account balances	$82,185.3	$3,870.4	$(7,379.3)	$78,676.4
Liability for funds withheld under reinsurance agreements	1,236.6	—	—	1,236.6

Total	$83,421.9	$3,870.4	$(7,379.3)	$79,913.0

	2011
	Direct	Assumed	Ceded	Total, Net of Reinsurance
Assets
Premiums receivable	$90.7	$391.5	$(398.0)	$84.2
Reinsurance recoverable	—	—	7,723.4	7,723.4

Total	$90.7	$391.5	$7,325.4	$7,807.6

Liabilities
Future policy benefits and contract owner account balances	$84,265.7	$4,092.7	$(7,723.4)	$80,635.0
Liability for funds withheld under reinsurance agreements	1,307.6	—	—	1,307.6

Total	$85,573.3	$4,092.7	$(7,723.4)	$81,942.6

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Information regarding the effect of reinsurance is as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Premiums:
Direct premiums	$2,084.0	$1,999.2	$1,953.9
Reinsurance assumed	1,303.6	1,329.2	1,526.3
Reinsurance ceded	(1,526.5)	(1,558.4)	(1,772.7)

Net premiums	$1,861.1	$1,770.0	$1,707.5

Universal life and investment-type product policy fees:
Direct universal life and investment-type product policy fees	$3,361.9	$3,510.5	$3,444.8
Reinsurance ceded	(5.3)	(6.0)	(6.1)

Net universal life and investment-type product policy fees	$3,356.6	$3,504.5	$3,438.7

Interest credited and other benefits to contract owners / policyholders:
Direct interest credited and other benefits to contract owners / policyholders	$5,205.5	$6,179.9	$5,513.4
Reinsurance assumed	1,153.4	1,333.2	780.1
Reinsurance ceded	(1,497.3)	(1,771.1)	(1,266.2)

Interest credited and other benefits to contract owners / policyholders	$4,861.6	$5,742.0	$5,027.3

Effective October 1, 1998, the Company disposed of a block of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln National Corporation (“Lincoln”) for $1.0 billion. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.1 billion and $2.2 billion at December 31, 2012 and 2011, respectively, is related to the reinsurance recoverable from the subsidiary of Lincoln under this reinsurance agreement.

Effective January 1, 2009, the Company executed a Master Asset Purchase Agreement (the “MPA”) with respect to its individual reinsurance business with Scottish Re Group Limited, Scottish Holdings, Inc., Scottish Re (U.S.), Inc., Scottish Re Life (Bermuda) Limited and Scottish Re (Dublin) Limited (collectively, “Scottish Re”) and Hannover Re. Pursuant to the MPA, the Company recaptured business then-reinsured to Scottish Re, and immediately ceded 100% of such business to Hannover Re on a modified coinsurance, funds withheld, and coinsurance basis, which resulted in no gain or loss. The Company will remain obligated to maintain collateral for certain reserve requirements of the business transferred from the Company to Hannover Re for the duration of such reserve requirements or until the underlying reinsurance contracts are novated to Hannover Re or Hannover Re puts into place its own collateral for such reserve requirements. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.7 billion and $2.8 billion as of December 31, 2012 and 2011, respectively, is related to the reinsurance recoverable from Hannover Re under this reinsurance agreement.

Effective January 1, 2010, the Company disposed of several blocks of its reinsurance business under coinsurance agreements (the “Reinsurance Agreements”) with various subsidiaries of Reinsurance Group of America Incorporated (collectively, “RGA”) (the “RGA Transaction”). Pursuant to the RGA Transaction, RGA paid a ceding commission of $129.8 and undertook to novate the underlying reinsurance agreements. Under the terms of the Reinsurance Agreements, the Company ceded to RGA 100% of the liabilities related to various blocks of

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

business, including Group Life, Accident and Special Risk, Medical, Managed Care, and Long-term Disability contracts. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $6.7 and $11.1 as of December 31, 2012 and 2011, respectively, are related to the reinsurance recoverable from RGA under this reinsurance agreement.

9.	Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of cost over the estimated fair value of net assets acquired. As of December 31, 2012 and 2011, the Company had $31.1 in goodwill allocated to the Investment Management segment. There is no accumulated impairment balance associated with this goodwill. The Company performs the Step 1 goodwill impairment analysis annually as of October 1 and more frequently if facts and circumstances indicate that goodwill may be impaired.

Other Intangible Assets

The Company has the following assets included in Other intangible assets, which have been capitalized and are amortized over their expected economic lives.

The Company recorded Value of Management Contracts (“VMCR”) from the acquisition of ReliaStar in 2000 that represent the right by the mutual fund advisor company to manage the assets that are held in the mutual funds business.

Customer relationship lists from the acquisition of CitiStreet, LLC in 2008 represent Value of Customer Relationship Acquired (“VOCRA”) for contracts with customers that were in place at the time of the acquisition.

In addition, computer software that has been purchased or generated internally for own use is stated at cost, less amortization and any impairment losses. Amortization is calculated on a straight-line basis over its useful life. When assessing potential impairment, the unamortized capitalized costs are compared with the net realizable value of the computer software. The amount by which the unamortized capitalized costs exceed the net realizable value is written off. Based on this methodology, the Company determined there were no software impairments in 2012, 2011 and 2010.

Other intangible assets were as follows at December 31, 2012 and 2011:

	Weighted Average Amortization Lives	2012			2011
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Management contract rights	20 years	$550.0	$339.2	$210.8	$550.0	$311.6	$238.4
Customer relationship lists	20 years	115.8	34.5	81.3	115.8	27.0	88.8
Computer software	3 years	478.7	453.4	25.3	459.0	434.8	24.2

Total intangible assets		$1,144.5	$827.1	$317.4	$1,124.8	$773.4	$351.4

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Amortization expense related to intangible assets was $53.7, $59.8 and $64.5 for the years ended December 31, 2012, 2011 and 2010, respectively. The estimated amortization of intangible assets are as follows:

Year	Amount
2013	$47.2
2014	42.6
2015	39.9
2016	38.0
2017	36.5
Thereafter	115.0

$319.2

Amortization of intangibles assets is included in the Consolidated Statements of Operations in Operating expenses.

The Company does not have any indefinite-lived intangibles other than goodwill.

10.	Shareholder’s Equity and Dividend Restrictions

Common Stock

The Company did not have any shares issued or acquired for the years ended December 31, 2012, 2011 and 2010.

Statutory Equity and Income

Each of ING U.S., Inc.’s wholly owned U.S. insurance subsidiaries is subject to minimum risk-based capital (“RBC”) requirements established by the insurance departments of their applicable state of domicile. The formula for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital (“TAC”), as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Each of ING U.S., Inc.’s wholly owned U.S. insurance subsidiaries exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

Each of ING U.S., Inc.’s wholly owned insurance subsidiaries is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of its state of domicile. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the insurance department of an insurance company’s state of domicile, the entire amount or a portion of an insurance company’s asset balance can be nonadmitted based on the specific rules regarding admissibility.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Statutory net income (loss) for the three years ended December 31, 2012, 2011 and 2010, statutory capital and surplus for the two years ended as of December 31, 2012 and 2011 and minimum capital requirements as of December 31, 2012 of ING U.S., Inc.’s principal wholly owned U.S. insurance subsidiaries are as follows:

	Statutory Net Income (Loss)			Statutory Capital and Surplus		Minimum Capital Requirements(1)
	2012	2011	2010	2012	2011	2012
Subsidiary Name (State of Domicile):
ING USA Annuity and Life Insurance Company (“ING USA”) (IA)	$(9.1)	$386.0	$(384.4)	$2,174.1	$2,222.0	$5.0
ING Life Insurance and Annuity Company (“ILIAC”) (CT)	261.6	194.4	66.0	1,921.8	1,931.9	3.0
Security Life of Denver Insurance Company (“SLD”) (CO)	(129.8)	175.2	(339.9)	1,459.9	1,519.5	1.5
ReliaStar Life Insurance Company (“RLI”) (MN)	(155.3)	(83.0)	(234.2)	2,278.6	2,104.3	4.5

(1)	The insurance statutes of the state of domicile for the Company’s U.S. insurance subsidiaries set forth specific minimum capital requirements.

Dividend Restrictions

The states in which the insurance subsidiaries of ING U.S., Inc. are domiciled impose certain restrictions on the subsidiaries’ ability to pay dividends to their parent. These restrictions are based in part on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or “extraordinary” dividends, are subject to approval by the insurance commissioner of the state of domicile of the insurance subsidiary proposing to pay the dividend.

Under the insurance laws applicable to ING U.S., Inc.’s subsidiaries domiciled in Connecticut, Colorado, Indiana, Iowa and Minnesota, an “extraordinary” dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer’s policyholder surplus as of the preceding December 31, or (ii) the insurer’s net gain from operations for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. New York has similar restrictions, except that New York’s statutory definition of “extraordinary” dividend or distribution is an aggregate amount in any calendar year that exceeds the lesser of (i) 10% of policyholder’s surplus for the twelve-month period ending the preceding December 31, or (ii) the insurer’s net gain from operations for the twelve-month period ending the preceding December 31, not including realized capital gains. In addition, under the insurance laws of Connecticut, Colorado, Iowa and Minnesota, no dividend or other distribution exceeding an amount equal to a domestic insurance company’s earned surplus may be paid without the domiciliary insurance regulator’s prior approval.

In June 2012, the insurance subsidiaries of ING U.S., Inc. domiciled in Colorado, Connecticut, Iowa and Minnesota received regulatory approvals or notices of non-objection from their respective domiciliary insurance regulators to make distributions to ING U.S., Inc. or Lion Holdings in the aggregate amount of $800.0. Such distributions were made on June 26, 2012. These domiciliary state regulatory actions have been taken by the relevant domiciliary state insurance regulators in response to requests that stated the intended use of the proceeds was to provide $500.0 to the Cayman Islands domiciled insurance subsidiary, Security Life of Denver International Limited (“SLDI”), and retain the balance at ING U.S., Inc. for general corporate purposes. On

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

June 26, 2012, ING U.S., Inc. made a capital contribution to SLDI in the amount of $400.0. Additionally, ING U.S., Inc. repaid $100.0 of intercompany loan from a subsidiary of SLDI and, on June 28, 2012 the proceeds of this loan repayment were used to pay a dividend to SLDI.

The following table presents dividends permitted to be paid by our principal insurance subsidiaries to ING U.S., Inc. or Lion Holdings without the need for insurance regulatory approval for the periods presented:

	Dividends Permitted without Approval
	2013		2012		2011
Subsidiary Name (State of domicile):
ING USA Annuity and Life Insurance Company (IA)	$—		$—		$—
ING Life Insurance and Annuity Company (CT)	264.1	(1)	190.0	(2)	—
Security Life of Denver Insurance Company (CO)	—		—		—
ReliaStar Life Insurance Company (MN)	—		—		—

(1)

$264.1 can be paid without approval after June 26, 2013, provided that on or before June 26, 2013, no further extraordinary distribution is approved by the Connecticut Insurance Department and paid by ILIAC to its parent.

(2)	$190.0 was paid as part of the June 26, 2012 distribution of $800.0.

Dividends or return of capital distributions paid by each of the Company’s principal insurance subsidiaries to its parent were as follows for the years ended December 31, 2012, 2011 and 2010:

	Dividends Paid			Return of Capital Distributions
	2012	2011	2010	2012	2011	2010
Subsidiary Name (State of domicile):
ING USA Annuity and Life Insurance Company (IA)(1)	$—	$—	$—	$250.0	$—	$—
ING Life Insurance and Annuity Company (CT)(2)	190.0	—	203.0	150.0	—	—
Security Life of Denver Insurance Company (CO)(3)	—	—	—	80.0	200.0	—
ReliaStar Life Insurance Company (MN)(4)	130.0	—	221.0	—	—	—

(1)	Iowa Insurance Division approved ING USA’s 2012 return of capital distribution.
(2)	Connecticut Insurance Department approved ILIAC’s 2010 dividend and ILIAC’s $340 million 2012 distribution, which included a $190 million dividend.
(3)	Colorado Insurance Division approved SLD’s 2012 and 2011 return of capital distributions.
(4)	Minnesota Insurance Division approved RLI’s 2012 and 2010 dividends.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

11.	Accumulated Other Comprehensive Income (Loss)

Shareholder’s equity included the following components of AOCI as of December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities, net of OTTI	$7,863.0	$5,546.8	$2,924.2
Equity securities, available-for-sale	42.2	33.2	75.6
Derivatives	214.4	172.6	1.4
DAC/VOBA adjustment on available-for-sale securities	(2,783.6)	(2,202.3)	(1,251.0)
Sales inducements adjustment on available-for-sale securities	(147.4)	(80.3)	(95.4)
Other investments	(40.5)	(33.2)	(38.8)

Unrealized capital gains (losses), before tax	5,148.1	3,436.8	1,616.0
Deferred income tax asset (liability)	(1,496.8)	(915.1)	(664.7)

Net unrealized capital gains (losses)	3,651.3	2,521.7	951.3
Pension and other post-employment benefits liability, net of tax	59.4	73.3	22.0

AOCI	$3,710.7	$2,595.0	$973.3

Changes in AOCI, net of DAC, VOBA and tax were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities	$2,264.0	$2,457.2	$4,471.5
Equity securities, available-for-sale	9.0	(42.4)	44.0
Derivatives	41.8	171.2	1.7
DAC/VOBA adjustment on available-for-sale securities	(581.3)	(951.3)	(1,041.0)
Sales inducements adjustment on available-for-sale securities	(67.1)	15.1	(75.7)
Other investments	(7.3)	5.6	(23.2)

Change in unrealized gains/losses on securities, before tax	1,659.1	1,655.4	3,377.3
Deferred income tax asset/liability	(563.4)	(192.5)	(1,029.5)

Change in unrealized gains/losses on securities, after tax	1,095.7	1,462.9	2,347.8

Change in OTTI, before tax	52.2	165.4	(44.7)
Deferred income tax asset/liability	(18.3)	(57.9)	15.6

Change in OTTI, after tax	33.9	107.5	(29.1)

Pension and other post-employment benefit liability, before tax	(21.4)	78.9	(3.9)
Deferred income tax asset/liability	7.5	(27.6)	1.4

Pension and other post-employment benefit liability, after tax	(13.9)	51.3	(2.5)

Net change in AOCI, after tax	$1,115.7	$1,621.7	$2,316.2

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Changes in unrealized capital gains/losses on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA and income taxes, were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Net unrealized capital gains/losses arising during the period(1)	$1,386.9	$1,214.5	$1,953.6
Less: reclassification adjustment for gains (losses) and other items included in Net income (loss)(2)	257.3	31.1	(213.6)
Change in deferred tax asset valuation allowance	—	387.0	151.5

Net change in unrealized capital gains/losses on securities	$1,129.6	$1,570.4	$2,318.7

(1)	Pre-tax unrealized capital gains/losses arising during the period were $2,101.1, $1,868.6 and $3,004.1 for the years ended December 31, 2012, 2011 and 2010, respectively.
(2)	Pre-tax reclassification adjustments for gains/losses and other items included in Net income (loss) were $389.8, $47.8 and $(328.5) for the years ended December 31, 2012, 2011 and 2010, respectively.

12.	Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Current tax expense (benefit) :
Federal	$51.3	$(18.0)	$(384.0)
State	(5.3)	(22.0)	(15.0)

Total current tax expense (benefit)	46.0	(40.0)	(399.0)

Deferred tax expense (benefit) :
Federal	(49.4)	213.0	568.0
State	(1.8)	2.0	2.0

Total deferred tax expense (benefit)	(51.2)	215.0	570.0

Total income tax expense (benefit)	$(5.2)	$175.0	$171.0

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Income (loss) before income taxes	$606.0	$277.8	$37.8
Tax rate	35.0%	35.0%	35.0%

Income tax expense (benefit) at federal statutory rate	212.1	97.2	13.2
Tax effect of:
Valuation allowance	(48.3)	175.0	547.0
Dividend received deduction	(101.3)	(74.0)	(108.0)
Audit settlement	(4.3)	13.0	(312.0)
Loss on extinguishment of debt	—	—	38.0
State tax expense (benefit)	(8.8)	17.0	(6.0)
Noncontrolling interest	(48.4)	(67.0)	4.0
Tax credits	(19.6)	(19.0)	(19.0)
Non-deductible expenses	14.2	32.0	13.0
Other	(0.8)	0.8	0.8

Income tax expense (benefit)	$(5.2)	$175.0	$171.0

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011, are presented below:

	2012	2011
Deferred tax assets
Loss carryforwards	$1,154.9	$1,901.0
Investments	1,811.1	1,590.0
Insurance reserves	1,967.1	1,594.0
Compensation and benefits	578.7	452.0
Other assets	182.7	246.0

Total gross assets before valuation allowance	5,694.5	5,783.0
Less: Valuation allowance	2,974.1	2,875.0

Assets, net of valuation allowance	2,720.4	2,908.0
Deferred tax liabilities
Net unrealized investment gains	(2,707.9)	(1,861.0)
Deferred policy acquisition costs	(1,045.3)	(1,494.0)
Other liabilities	(9.9)	(66.0)

Total gross liabilities	(3,763.1)	(3,421.0)

Net deferred income tax liability	$(1,042.7)	$(513.0)

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table sets forth the federal, state and capital loss carryforwards for tax purposes at December 31, 2012 and 2011:

	2012	2011
Federal net operating loss carryforward(1)	$2,947.0	$4,084.0
State net operating loss carryforward(1)	2,373.6	1,383.0
Federal tax capital loss carryforward(2)	123.4	880.0
Credit carryforward(3)	191.5	121.0

(1)	Expire between 2017 and 2032.
(2)	Expire between 2013 and 2017.
(3)	Expire between 2013 and 2032.

The Company has recorded valuation allowances related to the tax benefit of certain federal and state net operating losses, realized capital losses on investments and certain other deferred tax assets.

For the years ended December 31, 2012, 2011 and 2010, the increases (decreases) in the valuation allowances were $99.1, $(212.0), and $395.5, respectively. In 2012, 2011 and 2010, there were increases of $99.1, $175.0, and $547.0, respectively, in the valuation allowance that were allocated to operations and (decreases) of $0.0, $(387.0) and $(151.5), respectively, that were allocated to Other comprehensive income. With respect to the 2012 amount allocated to operations, there was a decrease of $(48.3) that impacted income tax expense as a reduction in the valuation allowance due to positive evidence primarily the result of net income before income tax, and the remainder consisted of a $147.4 increase in the valuation allowance that did not impact income tax expense, which was established against the Company’s estimate of additional deferred tax assets based on the Company’s 2011 tax return as filed. The 2011 and 2010 amounts allocated to operations were primarily the result of increasing negative evidence that caused a change in judgment regarding the ability to realize deferred tax assets. For these two years, the Company concluded that the cumulative loss in recent years was significant negative evidence requiring the establishment of a valuation allowance. For 2011 and 2010, the valuation allowances allocated to Other comprehensive income were directly related to the appreciation of the Company’s available-for-sale portfolio during those years and not due to changes in expectations of taxable income in future periods.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at beginning of period	$74.0	$197.0	$405.0
Additions for tax positions related to current year	2.4	7.0	7.0
Additions for tax positions related to prior years	1.3	—	118.0
Reductions for tax positions related to prior years	(6.0)	(25.0)	(351.0)
Reductions for settlements with taxing authorities	—	(105.0)	18.0
Reductions for expiring statutes	(10.6)	—	—

Balance at end of period	$61.1	$74.0	$197.0

The Company had $19.7, $24.0, and $49.0 of unrecognized tax benefits as of December 31, 2012, 2011 and 2010, respectively, which would affect the Company’s effective rate if recognized.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes interest expense and penalties, if applicable, related to unrecognized tax benefits in tax expense net of federal income tax. The total amounts of gross accrued interest and penalties on the Company’s Consolidated Balance Sheets as of December 31, 2012 and 2011 were $5.9 and $23.0, respectively. The Company recognized gross interest (benefit) related to unrecognized tax in its Consolidated Statements of Operations of $(17.3), $(7.0) and $(51.0) for the years ended December 31, 2012, 2011 and 2010, respectively.

Tax Regulatory Matters

Income tax expense for 2010 reflected nonrecurring favorable adjustments, resulting from a reduction in the tax liability that was no longer deemed necessary based on the results of the Internal Revenue Service (“IRS”) examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company’s positions.

The Company settled a Connecticut state audit in 2010. The Connecticut state audit resulted in a reduction of the state net operating loss carryforward by $1.3 billion for which a valuation allowance had been established.

During the first quarter 2012, the IRS completed its examination of the Company’s returns through tax year 2010. The Company is currently under audit by the IRS for tax years 2011 through 2013 and it is expected that the examination of tax year 2011 will be finalized within the next twelve months. The Company is also under examination by various state agencies. The Company and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2011 through 2013.

The Company does not expect any material changes to the unrecognized tax benefits within the next year.

13.	Employee Benefit Arrangements

Pension, Other Postretirement Benefit Plans and Other Benefit Plans

ING U.S., Inc.’s subsidiaries maintain both qualified and non-qualified defined benefit pension plans (the “Plans”). These plans generally cover all employees and certain sales representatives who meet specified eligibility requirements. Pension benefits are based on a formula using compensation and length of service of employees at retirement. Annual contributions are paid to the Plans at a rate necessary to adequately fund the accrued liabilities of the Plans calculated in accordance with legal requirements. The Plans comply with applicable regulations concerning investments and funding levels.

The ING Americas Retirement Plan (the “Retirement Plan”) is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation (“PBGC”). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay (“FAP”) formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company. For participants in the Retirement Plan as of December 31, 2012, there will be a two-year transition period from the Retirement Plan’s current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon the sponsoring company’s approval November 10, 2011, resulting in an $83.6 decrease to the benefit obligation.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

In addition to providing qualified retirement benefit plans, the Company provides certain supplemental retirement benefits to eligible employees, non-qualified pension plans for insurance sales representatives who have entered into a career agent agreement and certain other individuals. These plans are non-qualified defined benefit plans which means all benefits are payable from the general assets of the sponsoring company.

The Company also offers deferred compensation plans for eligible employees, eligible career agents and certain other individuals who meet the eligibility criteria. The Company’s deferred compensation commitment for employees is recorded on the Consolidated Balance Sheets in Other liabilities and totaled $268.8 and $268.2 for the years ended December 31, 2012 and 2011, respectively.

ING U.S., Inc.’s subsidiaries also provide other post-employment and post-retirement employee benefits to certain employees. These are primarily post-retirement healthcare and life insurance benefits to retired employees and other eligible dependents and post-employment/pre-retirement plans provided to employees and former employees.

On June 14, 2012, the Company announced an agreement with Cognizant Technology Solutions U.S. Corporation (“Cognizant”) under which Cognizant will provide business processing and operations services related to the Company. Under the terms of the seven-year agreement, Cognizant made offers of employment to more than 1,000 employees of the Company in Minot, North Dakota and Des Moines, Iowa. Based on an actuarial estimate using the Retirement Plan assets and obligations, the Company recognized a remeasurement loss of $115.2 resulting from the revaluation of the Retirement Plan’s assets and obligations, partially offset by a $6.9 curtailment gain. The net loss before income taxes was $108.3 and was recognized on the date the employees transitioned to Cognizant, which was on August 16, 2012.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Obligations, Funded Status and Net Periodic Benefit Costs

The following tables set forth a reconciliation of beginning and ending balances of the benefit obligation and fair value of plan assets, as well as the funded status of the Company’s defined benefit pension and postretirement healthcare benefit plans for the years ended December 31, 2012 and 2011:

	Pension Plans		Other Postretirement Benefits
	2012	2011	2012	2011
Change in benefit obligation:
Benefit obligations, January 1	$1,945.2	$1,787.7	$46.0	$55.8
Service cost	40.5	37.5	—	(2.1)
Interest cost	90.2	95.0	1.7	2.6
Plan participants’ contribution	—	—	0.4	0.2
Net actuarial (gains) losses	233.0	193.0	1.7	(5.4)
Early retiree reinsurance program payments	—	—	—	0.3
Prescription drug subsidies	—	—	—	0.6
Benefits paid	(79.3)	(80.1)	(4.5)	(6.0)
Plan amendments	—	(83.6)	—	—
Settlements	—	(4.3)	—	—

Benefit obligations, December 31	2,229.6	1,945.2	45.3	46.0

Change in plan assets:
Fair value of plan net assets, January 1	1,193.5	993.6	—	—
Actual return on plan assets	155.7	111.2	—	—
Employer contributions	101.8	173.1	4.1	4.9
Plan participants’ contributions	—	—	0.4	0.2
Benefits paid	(79.3)	(80.1)	(4.5)	(5.1)
Settlements	—	(4.3)	—	—

Fair value of plan net assets, December 31	1,371.7	1,193.5	—	—

Unfunded status at end of year(1)	$(857.9)	$(751.7)	$(45.3)	$(46.0)

(1)

Funded status is not indicative of the Company’s ability to pay ongoing pension benefits or of its obligation to fund retirement trusts. Required pension funding is determined in accordance with Employee Retirement Income Security Act regulations.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Amounts recognized on the Consolidated Balance Sheets and AOCI were as follows as of December 31, 2012 and 2011:

	Pension Plans		Other Postretirement Benefits
	2012	2011	2012	2011
Amounts recognized in the Consolidated Balance Sheets consist of:
Accrued benefit cost	$(857.9)	$(751.7)	$(45.3)	$(46.0)

Net amount recognized	$(857.9)	$(751.7)	$(45.3)	$(46.0)

Accumulated other comprehensive loss (income):
Prior service cost (credit)	$(63.0)	$(81.0)	$(28.3)	$(31.7)
Tax effect	22.0	28.3	9.9	11.1

Accumulated other comprehensive loss (income), net of tax	$(41.0)	$(52.7)	$(18.4)	$(20.6)

Information for pension and other postretirement benefit plans with a projected benefit obligation and an accumulated benefit obligation in excess of plan assets was as follows as of December 31, 2012 and 2011:

	Pension Plans		Other Postretirement Benefits
	2012	2011	2012	2011
Projected benefit obligation	$2,229.6	$1,945.2	$45.3	$46.0
Accumulated benefit obligation	2,218.5	1,929.3	N/A	N/A
Fair value of plan assets	1,371.7	1,193.5	—	—

Components of Periodic Net Benefit Cost

Net periodic pension cost and net periodic other postretirement benefit plan cost consist of the following:

•	Service Cost: Service cost represents the increase in the projected benefit obligation as a result of benefits payable to employees on service rendered during the current year.

•	Interest Cost (on the Liability): Interest cost represents the increase in the amount of projected benefit obligation at the end of each year due to the time value adjustment.

•	Expected Return on Plan Assets: Expected return on plan assets represents the anticipated return earned by the pension fund assets in a given year.

•

Net Loss (Gain) Recognition: Actuarial gains and losses occur as a result of differences between actual and expected experience on pension plan assets or projected benefit obligation during a given period. The Company immediately recognizes actuarial losses (gains) on the qualified and nonqualified retirement plans as well as the other postretirement benefit plans.

•

Amortization of Prior Service Cost: This cost represents the recognition of increases or decreases in pension (other postretirement) benefit obligation as a result of changes in plans or initiation of new plans. The increases or decreases in obligation are recognized in AOCI at the time of the particular amendment. The costs are then amortized to pension (other postretirement benefit) expense over the expected service years of the covered employees.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) were as follows for the years ended December 31, 2012, 2011 and 2010:

	Pension Plans			Other Postretirement Benefits
	2012	2011	2010	2012	2011	2010
Net Periodic (Benefit) Costs:
Service cost	$40.5	$37.5	$38.7	$—	$(2.1)	$—
Interest cost	90.2	95.0	93.2	1.7	2.6	2.7
Expected return on plan assets	(92.6)	(81.6)	(70.3)	—	—	—
Amortization of prior service cost (credit)	(11.1)	(1.3)	0.4	(3.4)	(3.4)	(4.4)
(Gain) loss recognized due to curtailments	(6.9)	—	3.5	—	—	—
Net loss (gain) recognition	170.0	163.3	45.4	1.9	(5.5)	(1.4)

Net periodic (benefit) costs	190.1	212.9	110.9	0.2	(8.4)	(3.1)

Other Changes in Plan Assets and Benefit Obligations Recognized in AOCI:
Prior service cost (credit)	—	(83.6)	—	—	—	—
Amortization of prior service (credit) cost	11.1	1.3	(0.4)	3.4	3.4	4.4
The effect of any curtailment or settlement	6.9	—	(0.1)	—	—	—

Total recognized in AOCI	18.0	(82.3)	(0.5)	3.4	3.4	4.4

Total recognized in net periodic (benefit) costs and AOCI	$208.1	$130.6	$110.4	$3.6	$(5.0)	$1.3

The estimated prior service cost for the pension plans and other postretirement benefit plans are amortized from AOCI into net periodic (benefit) cost. Such amounts included in AOCI and expected to be recognized as components of periodic (benefit) cost in 2013 are as follows:

	Pension Plans	Other Postretirement Benefits
Amortization of prior service cost (credit)	$(10.4)	$(3.4)

Assumptions

The weighted-average assumptions used in determining benefit obligations were as follows:

	Pension Plans		Other Postretirement Benefits
	2012	2011	2012	2011
Discount rate	4.05%	4.75%	4.05%	4.75%
Rate of compensation increase	4.00%	4.00%	N/A	N/A

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries including a discounted cash flow analysis of the Company’s pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The weighted-average assumptions used in determining net benefit cost were as follows:

	Pension Plans			Other Postretirement Benefits
	2012	2011	2010	2012	2011	2010
Discount rate	4.59%	5.50%	6.00%	4.75%	5.50%	6.00%
Rate of compensation increase	4.00%	4.00%	3.00%	N/A	N/A	N/A
Expected rate of return on plan assets	7.50%	7.50%	8.00%	N/A	N/A	N/A

The expected return on plan assets is updated at least annually, taking into consideration the Plan’s asset allocation, historical returns on the types of assets held in the Retirement Plan’s portfolio of assets (“the Fund”), and the current economic environment. Based on these factors, it is expected that the Fund’s assets will earn an average percentage per year over the long term. This estimation is based on an active return on a compound basis, with a reduction for administrative expenses and non-ING investment manager fees paid from the Fund. For estimation purposes, it is assumed the long-term asset mix will be consistent with the current mix. Changes in the asset mix could impact the amount of recorded pension income or expense, the funded status of the Plan, and the need for future cash contributions.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical rate within the other post retirement benefit plan is 7.5%, decreasing gradually to 6.0% over the next five years with an ultimate trend rate of 5.0%.

Assumed healthcare cost trend rates may have a significant effect on the amounts reported for healthcare plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on the aggregate of service and interest cost components	$0.1	$(0.1)
Effect on accumulated postretirement benefit obligation	2.4	(2.1)

Plan Assets

The Retirement Plan is the only defined benefit plan with plan assets in a trust. The primary financial objective of the Retirement Plan is to secure participant retirement benefits. As such, the key objective in the Retirement Plan’s financial management is to promote stability and, to the extent appropriate, growth in funded status (i.e. the ratio of market value of assets to liabilities). The investment strategy for the Fund balances the requirement to generate returns with the need to control risk. The asset mix is recognized as the primary mechanism to influence the reward and risk structure of the Fund in an effort to accomplish the Retirement Plan’s funding objectives. Desirable target allocations amongst identified asset classes are set and within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographies, interest rate sensitivity, economic growth, currency and other factors affecting investment returns. The assets are managed by professional investment firms. They are bound by mandates and are measured against benchmarks. Consideration is given to balancing security concentration, investment style, and reliance on particular active investment strategies, among other factors. The Company reviews its asset mix of the Fund on a regular basis. Generally, the pension committee of the Company will rebalance the Fund’s asset mix to the target mix as individual portfolios approach their minimum or maximum levels. However, the pension committee has the discretion to deviate from these ranges or to manage investment performance using different criteria.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Derivative contracts may be used for hedging purposes to reduce the Retirement Plan’s exposure to interest rate risk. Interest rate swaps and/or Treasury futures are used to manage the interest rate risk in the Retirement Plan’s fixed maturity portfolio. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods. The derivatives do not qualify for hedge accounting.

The Company’s pension plan’s target allocation range and actual asset allocation by asset category as of December 31, 2012 and 2011 is presented in the table below:

	Actual Asset Allocation
	2012	2011
Equity securities:
Target allocation range	45%-70%	45%-70%
Large-cap domestic	29.4%	27.1%
Small/Mid-cap domestic	6.8%	7.1%
International commingled funds	12.4%	12.2%
Other	4.4%	4.4%

Total equity securities	53.0%	50.8%

Fixed maturities:
Target allocation range	25%-40%	25%-40%
U.S. Treasuries, short term investments, cash and futures	13.8%	12.8%
U.S. government agencies and authorities	5.6%	8.6%
U.S. corporate, state and municipalities	10.7%	7.9%
Foreign securities	1.1%	1.0%
Residential mortgage-backed securities	4.5%	7.1%
Commercial mortgage-backed securities	1.7%	1.3%
Other asset-backed securities	0.2%	0.5%

Total fixed maturities	37.6%	39.2%

Other investments:
Target allocation range	6%-14%	6%-14%
Hedge funds	4.5%	5.2%
Real estate	4.9%	4.8%

Total other investments	9.4%	10.0%

Total	100.0%	100.0%

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The fair values of the pension plan assets as of December 31, 2012 by asset class were as follows:

	2012
	Level 1	Level 2	Level 3(1)	Total
Assets
Fixed maturities, short-term investments and cash:
Cash and cash equivalents	$21.8	$—	$—	$21.8
Short-term investment fund(2)	—	178.1	—	178.1
U.S. government securities	77.5	—	—	77.5
U.S. corporate, state and municipalities	1.1	112.8	—	113.9
Foreign securities	—	14.8	—	14.8
Residential mortgage-backed securities	—	61.4	—	61.4
Commercial mortgage-backed securities	—	22.6	—	22.6
Other asset-backed securities	—	2.6	—	2.6
Private placements	—	32.9	—	32.9

Total fixed maturities	100.4	425.2	—	525.6

Equity securities:
Large-cap domestic	402.9	—	—	402.9
Small/Mid-cap domestic	94.0	—	—	94.0
International commingled funds(3)	—	169.6	—	169.6
Limited partnerships(4)	—	—	60.8	60.8

Total equity securities	496.9	169.6	60.8	727.3

Other investments:
Real estate(5)	—	—	67.4	67.4
Limited partnerships(6)	—	—	62.2	62.2

Total other investments	—	—	129.6	129.6

Total assets	$597.3	$594.8	$190.4	$1,382.5

Liabilities
Derivatives	$10.8	$—	—	$10.8

Total Liabilities	$10.8	$—	$—	$10.8

Net, total pension assets	$586.5	$594.8	$190.4	$1,371.7

(1)	Level 3 net assets accounted for 13.9% of total net assets measured at fair value on a recurring basis.
(2)

This category includes common collective trust funds invested in the EB Temporary Investment Fund of The Bank of New York Mellon (“Short-term Investment Fund”). The Short-term Investment Fund is designed to provide a rate of return by investing in a full range of high-quality, short-term money market securities. Participant’s redemptions in the Short-term Investment Fund may be requested by 2 p.m. eastern standard time and are processed by the following day.

(3)

International Commingled funds are comprised of two assets which use NAV to calculate fair value. Baillie Gifford Funds has a balance of $90.7 and uses a bottom up approach to stock picking. In determining the potential of a company, the fund manager analyzes industry background, competitive advantage, management attitudes and financial strength, and valuation. There are no redemption restrictions in the Baillie Gifford Funds. Silchester has a fund balance of $78.9 that has an investment objective to achieve long-term growth primarily by investing in a diversified portfolio of equity securities of companies located

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

in any country other than the United States. Silchester clients may contribute to and redeem monies from the funds on a monthly basis as of the last business day of each month. Clients must notify Silchester at least six business days before the month-end to make a redemption request. Baillie Gifford and Silchester, as a normal course of business, enter into contracts (commitments) that contain indemnifications or warranties. The funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that have not yet occurred. Baillie Gifford and Silchester have no unfunded commitments.
(4)

Limited partnerships are comprised of two assets which use NAV to calculate fair value. Pantheon Europe has a balance of $15.5 and Pantheon USA has a balance of $45.3. Their strategy is to create a portfolio of high quality private equity funds, operating across Europe and diversified by stage, sector, geography, manager and vintage year. For the year ended December 31, 2012, Pantheon Europe and Pantheon USA have unfunded commitments of $4.0 and $17.1, respectively, and there were no significant redemption restrictions.

(5)

UBS Trumbull Property Fund (“UBS”) uses the NAV to calculate fair value. UBS has a balance of $67.4 and is an actively managed core portfolio of equity real estate. The Fund has both relative and real return objectives. Its relative performance objective is to outperform the National Council of Real Estate investment Fiduciaries Open-End Diversified Core (“NFI_ODCE”) index over any given three-to-five-year period. The Fund’s real return performance objective is to achieve at least a 5% real rate of return (i.e., inflation-adjusted return), before advisory fees, over any given three-to-five-year period. Investors may request redemptions of all or a portion of their units as of the end of a calendar quarter by delivering written notice to the Fund at least 60 days prior to the end of the quarter.

(6)

Magnitude Institutional, Ltd. (“MIL”) has a balance of $62.2 and is designed to realize appreciation in value primarily through the allocation of capital directly and indirectly among investment funds and accounts. There are significant redemption restrictions in the MIL fund.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The fair values of the pension plan assets at December 31, 2011 by asset class were as follows:

	2011
	Level 1	Level 2	Level 3(1)	Total
Assets
Fixed maturities, short term investments and cash:
Cash and cash equivalents	$18.0	$—	$—	$18.0
Short-term investment fund(2)	—	134.1	—	134.1
U.S. government securities	102.7	—	—	102.7
U.S. corporate, state and municipalities	0.3	79.6	—	79.9
Foreign securities	—	12.2	—	12.2
Residential mortgage-backed securities	—	84.9	—	84.9
Commercial mortgage-backed securities	—	15.0	—	15.0
Other asset-backed securities	—	6.1	—	6.1
Private placements	—	14.3	—	14.3

Total fixed maturities	121.0	346.2	—	467.2

Equity securities:
Large-cap domestic	322.8	—	—	322.8
Small/Mid-cap domestic	84.4	—	—	84.4
International commingled funds(3)	—	146.1	—	146.1
Limited partnerships(4)	—	—	52.4	52.4

Total equity securities	407.2	146.1	52.4	605.7

Other investments:
Real estate(5)	—	—	62.0	62.0
Limited partnerships(6)	—	—	57.7	57.7
Derivatives	3.1	—	—	3.1

Total other investments	3.1	—	119.7	122.8

Total assets	$531.3	$492.3	$172.1	$1,195.7

Liabilities
Derivatives	$—	$1.4	$—	$1.4
Other	—	—	0.8	0.8

Total Liabilities	$—	$1.4	$0.8	$2.2

Net, total pension assets	$531.3	$490.9	$171.3	$1,193.5

(1)	Level 3 net assets accounted for 14.4% of total net assets measured at fair value on a recurring basis.
(2)

This category includes common collective trust funds invested in the Short-term Investment Fund. The Short-term Investment Fund is designed to provide a rate of return by investing in a full range of high-quality, short-term money market securities. Participants redemptions in the Short-term Investment Fund were the result of the normal course of business, the Trustee permitted redemptions in cash. In order to control liquidity and realized losses on the sale of securities in the Short-term Investment Fund, requests for cash redemptions were not permitted where participants desired to exit the Short-term investment fund.

(3)

International Commingled funds are comprised of two assets which use NAV to calculate fair value. Baillie Gifford Funds has a balance of $78.9 and uses a bottom up approach to stock picking. In determining the potential of a company, the fund manager analyzes industry background, competitive advantage,

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

management attitudes and financial strength, and valuation. There are no redemption restrictions in the Baillie Gifford Funds. Silchester has a fund balance of $67.2 that has an investment objective to achieve long-term growth primarily by investing in a diversified portfolio of equity securities of companies located in any country other than the United States. Silchester clients may contribute to and redeem moneys from the funds on a monthly basis as of the first business day of each month. Clients must notify Silchester at least six business days before the month-end to make a redemption request. Baillie Gifford and Silchester, as a normal course of business, enter into contracts (commitments) that contain indemnifications or warranties. The funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that have not yet occurred. Baillie Gifford and Silchester have no unfunded commitments.
(4)

Limited partnerships are comprised of two assets which use NAV to calculate fair value. Pantheon Europe has a balance of $12.8 and Pantheon USA has a balance of $39.6. Their strategy is to create a portfolio of high quality private equity funds, operating across Europe and diversified by stage, sector, geography, manager and vintage year.

(5)

UBS Trumbull Property Fund (“UBS”) uses the NAV to calculate fair value. UBS has a balance of $62.0 and is an actively managed core portfolio of equity real estate. The Fund has both relative and real return objectives. Its relative performance objective is to outperform the NFI_ODCE index over any given three-to-five-year period. The Fund’s real return performance objective is to achieve at least a 5% real rate of return (i.e., inflation-adjusted return), before advisory fees, over any given three-to-five-year period.

(6)	MIL has a balance of $57.7 and is designed to realize appreciation in value primarily through the allocation of capital directly and indirectly among investment funds and accounts.

As described in the Fair Value Measurements note to these Consolidated Financial Statements, pension plan assets are categorized into a three-level fair value hierarchy based upon the inputs available in valuating each of the assets. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The leveling hierarchy is applied to the pension plans assets as follows:

Cash and cash equivalents: The carrying amounts for cash and cash equivalents reflect the assets’ fair value. The fair values for cash and cash equivalents are determined based on quoted market prices. These assets are classified as Level 1.

Short-term Investment Funds : Short term investment funds are valued by investment manager’s under the provisions of ASU 2009-12 and are reported as a NAV per share in which is classified as Level 2. See subscript (5) in Fair Value Plan Assets footnote table for a description of the fund’s redemption policies.

U.S. government securities and corporate bonds and notes: Fair values for actively traded marketable bonds are determined based upon quoted market prices or dealer quotes and are classified as Level 1 assets. Corporate bonds, ABS, and U.S. agency bonds use observable pricing method such as matrix pricing, market corroborated pricing or inputs such as yield curves and indices. These investments are classified as Level 2.

International Commingled Funds: Commingled funds are classified as Level 2. ASU 2009-12, “Fair Value Measurements and Disclosures (Topic 820): Investments in certain entities that calculate Net Asset Value per Share (or its Equivalent)” paragraph 10-35-58 allows the reporting entity to categorize alternative assets as a Level 2 when there is an ability to redeem its investments with the investee at net asset value per share at the measurement date. If it is redeemable at a future date, the entity must consider the length of time in which the investment is redeemable in making the determination of the fair value hierarchy level. ASU 2009-12 was effective December 31, 2009. See subscript (3) in Fair Value Hierarchy table footnotes for description of the fund’s redemption policies.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Private Placements: Private placements are classified as Level 2 because fair values are primarily determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Plan’s evaluation of the borrower’s ability to compete in its relevant market. Using this data, the model generates estimated market values which the Plan considers reflective of the fair value of each privately placed bond.

Equity securities: Fair values are based upon a quoted market price determined in an active market and are included in Level 1. The valuations obtained from broker-dealers are non-binding.

Real estate: Real estate is based on unobservable inputs. The fair value used relies on the investment manager’s own assumptions and the use of appraisals. These investments are included in Level 3. The fair value of the investment in this category has been estimated using the NAV per share.

Limited partnerships: Limited partnerships are classified as Level 3 because of the investment manager’s use of unobservable inputs in its valuation assumptions. The fair value of the investments in this category has been estimated using the NAV per share.

Derivatives: For the interest rate swaps, the fair values are derived using market observable inputs from third-party sources and are classified as Level 2. Futures contracts are based on unadjusted quoted prices from an active exchange and therefore, are classified as Level 1.

Other Liabilities: Represents the difference between the value of short-term investments as compared to the aggregate value of the collateral received under securities lending arrangements. This is classified as Level 3 since the unobservable inputs are valued by the investment manager’s own assumptions.

The following table summarizes the change in fair value of the pension plan’s Level 3 assets and liabilities and transfers in and out of Level 3 for the years ended December 31, 2012 and 2011:

	2012
	Fair Value as of January 1	Actual Return on Plan Assets		Purchases			Settlements	Transfers in to Level 3	Transfers out of Level 3	Fair Value as of December 31
		Held at Year-end	Sold During Year		Issuances	Sales
Other liabilities	$(0.8)	$—	$—	$—	$—	$0.8	$—	$—	$—	$—
Real estate	62.0	(0.4)	—	5.8	—	—	—	—	—	67.4
Limited partnerships	110.1	9.7	0.3	7.6	—	(4.7)	—	—	—	123.0

	$171.3	$9.3	$0.3	$13.4	$—	$(3.9)	$—	$—	$—	$190.4

	2011
	Fair Value as of January 1	Actual Return on Plan Assets		Purchases			Settlements	Transfers in to Level 3	Transfers out of Level 3	Fair Value as of December 31
		Held at Year-end	Sold During Year		Issuances	Sales
Other liabilities	$(0.9)	$—	$—	$0.1	$—	$—	$—	$—	$—	$(0.8)
Real estate	54.1	2.4	—	5.5	—	—	—	—	—	62.0
Limited partnerships	93.3	4.4	(0.1)	16.0	—	(3.5)	—	—	—	110.1

	$146.5	$6.8	$(0.1)	$21.6	$—	$(3.5)	$—	$—	$—	$171.3

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Expected Future Contributions and Benefit Payments

The expected benefit payments for the Company’s pension and postretirement plans to be paid for the years indicated are as follows:

	Pension Benefits	Other Postretirement Benefits Gross
2013	$96.6	$4.7
2014	97.8	4.1
2015	102.7	3.7
2016	107.2	3.2
2017	110.4	2.9
2018-2021	602.1	12.2

The Company expects that it will make a cash contribution of approximately $53.5 to the qualified and non-qualified pension plans and approximately $4.7 to other postretirement plans in 2013.

Defined Contribution Plans

Certain of the Company’s subsidiaries sponsor defined contribution plans. The largest defined contribution plan is the ING Americas Savings Plan and ESOP (the “Savings Plan”). The assets of the Savings Plan are held in independently administered funds. Substantially all employees of the Company are eligible to participate, other than the Company’s agents. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. The Company matches such pretax contributions, up to a maximum of 6% of eligible compensation, subject to IRS limits. All matching contributions are subject to a 4 year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in Other liabilities. The amount of cost recognized for the defined contribution pension plans for the years ended December 31, 2012, 2011 and 2010 was $34.4, $38.2, and $37.7, respectively, and is recorded in Operating expenses in the Consolidated Statements of Operations.

14.	Share-based Compensation

Description of Plans

Global Stock Option Plan: During 1999, ING Group amended the ING Group Global Stock Option Plan (“GSOP”) to provide for non-qualified options on ING Group common stock for certain key executives in the U.S. The term of the non-qualified options is a ten-year term and vest at a rate of one third per year over the first three years of the option life. Options are granted at fair market value of the underlying stock on the date of grant. ING Group ceased issuing options under the GSOP plan in 2004. While no new GSOP options will be awarded, previously granted GSOP options will remain in place until exercised, lapsed, forfeited, or cancelled. All GSOP options are fully vested.

Long-term Equity Ownership Plan: Starting in 2004, ING Group began issuing options under the Long-term Equity Ownership Plan (“leo”). Under leo, participants are awarded both stock options and performance shares. Leo options are nonqualified options on ING Group shares in the form of American Depository Receipts (“ADRs”). The leo options give the recipient the right to purchase an ING Group share in the form of ADRs at a

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

price equal to the fair market value of one ING Group share on the date of grant. The options have a ten-year term and vest three years from the grant date subject to the participant meeting the three-year service vesting condition. Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination, or termination for cause.

Leo performance shares are a contingent grant of ING Group stock and generally vest three years from the grant date, and can range from 0-200% of target based on ING’s Total Shareholder Return (“TSR”) relative to a peer group of global financial services companies as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant’s death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in the leo plan document).

Long-term Sustainable Performance Plan performance shares (“LSPP”) were granted on March 30, 2011 and 2012 with a three year graded vesting schedule. Participants were awarded a conditional right to receive a number of ING Group shares in the form of ADR’s in the future. Awards under the LSPP vest, and shares are delivered 1/3 each of the first, second and third anniversary of the award date, provided the participants are still employed by ING. The LSPP performance shares are subject to a performance measure. The number of ADR’s that would be ultimately granted at the end of each performance period is dependent upon a measure of the Company’s performance over that period.

At the end of the specified performance period, the extent to which ING’s performance targets have been met will determine the actual number of leo and LSPP performance shares that the participants will receive on the vesting date.

Equity Compensation Plan: The Company provides certain key employees with Restricted American Depository Share (“ADS”) units to reward individual performance. ADS units are contingent grants of ING Group ADS’s based upon the financial performance of the Company for units granted. The ADS units are subject to a three-year vesting period from the date of grant. To vest, the participant must be actively employed on the vesting date.

Discretionary Bonus Deferral Shares

Commencing in 2010, ING Group introduced a Discretionary Bonus Deferral plan (“DBD”) to select employees which results in the participant receiving ING shares in the future. If an employee’s gross 2009 bonus (paid in 2010) was $71,500 or more, 1/3 of the total gross value was processed and paid in cash. The remaining 2/3 was deferred primarily in ING shares until vesting date. The recipients were granted a conditional right to a number of DBD shares on May 12, 2010. The DBD shares vest after three years of service on March 13, 2013, providing the participant is still actively employed by the Company.

In 2011, Deferred Shares (ING Group Shares) were awarded under LSPP related to the mandatory 2010 Incentive Compensation Plan (“ICP”) deferral of awards for employees who received an ICP payment greater than $132,700. The deferred amount starts at 10% and increases in steps of 10% depending upon the total ICP payout. The maximum deferral percentage is 50%. Deferred shares vest 1/3 on the first (2012), the second (2013) and third (2014) anniversary of the award date provided that participant is still employed by ING. There are no further performance conditions attached to the shares.

The Share-based compensation plans are denominated in ING stock.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Compensation Cost

Compensation expense related to the share-based compensation plans is recognized based on fair value and on the number of awards expected to vest, which represents the awards granted less expected forfeitures over the life of the award, as estimated at the date of grant. Differences in actual versus expected experience or changes in expected forfeitures are recognized in the period of change. Compensation expense is principally related to the issuance of stock options, performance shares, restricted stock units, and DBD shares. The majority of the awards granted are made in the first quarter of each year.

Compensation cost recognized and related income tax benefit for stock based compensation plans for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011		2010
	Total Compensation Cost Recognized	Income Tax Benefit	Total Compensation Cost Recognized	Income Tax Benefit	Total Compensation Cost Recognized	Income Tax Benefit
Stock options	$5.2	$1.8	$9.3	$3.2	$14.7	$5.1
Restricted shares	14.5	5.1	12.1	4.3	15.5	5.4
Performance shares	36.8	12.9	29.3	10.3	11.3	4.0
DBD shares	9.9	3.5	10.1	3.5	5.8	2.0

Total	$66.4	$23.3	$60.8	$21.3	$47.3	$16.5

There were no compensation costs for stock based compensation plans capitalized in deferred acquisition costs for the years ended December 31, 2012, 2011 and 2010.

Performance Shares, Restricted Share Units, and Discretionary Bonus Deferral Shares

The following is a summary of the stock options, restricted shares, ING Group performance shares, and DBD shares outstanding as of December 31, 2012:

	Shares Outstanding
	Stock Options	Restricted Shares	Performance Shares	DBD Shares
Year ended December 31, 2012	19,719,598	3,969,636	8,547,135	2,115,443
Year ended December 31, 2011	23,831,484	4,339,825	6,757,452	1,782,101
Year ended December 31, 2010	27,915,700	4,573,461	4,313,744	953,069

Unrecognized compensation cost

The following is a summary of unrecognized compensation cost and expected weighted average years remaining until vested as of December 31, 2012:

	2012
	Stock Options	Performance Shares	Restricted Share Units	DBD Shares	Total
Unrecognized compensation cost	$0.9	$31.7	$14.3	$6.2	$53.1
Expected weighted average (in years)					1.38

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

15.	Financing Agreements

Short-term Debt

The following table summarizes the Company’s short-term debt including the weighted average interest rate on short-term borrowings outstanding as of December 31, 2012 and 2011:

			Weighted Average Rate
	2012	2011	2012	2011
Commercial paper	$192.0	$554.6	1.22%	1.19%
Current portion of long-term debt(1)(2)	872.6	500.0	2.42%	0.49%

Total	$1,064.6	$1,054.6

(1)	See the “Credit Facilities” section of this note for information on the Term Loan Agreement of the Senior Credit Facility.
(2)	See the “Affiliated Financing Agreements” in the Related Party Transactions note to these Consolidated Financial Statements.

Commercial Paper

The Company has a commercial paper program with an authorized capacity of $3.0 billion, which is guaranteed by ING V. The Company pays ING V 10 basis points (“bps”) on the outstanding balance of the commercial paper program as a fee for this guarantee. The Company’s commercial paper borrowings have generally been used to fund the working capital needs of the Company’s subsidiaries and provide short-term liquidity.

Guaranteed Debt

The following amounts guaranteed by ING Group or ING V are included with the Company’s debt obligations as of December 31, 2012 and 2011:

	2012	2011
Commercial paper	$192.0	$554.6
Lion Connecticut Holdings Inc. debentures(1)	636.9	635.8

Total	$828.9	$1,190.4

(1)	ING Group is guarantor to outstanding legacy debt securities originally issued by Aetna Services, Inc. (formerly Aetna Life and Casualty).

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Long-term Debt

The following table summarizes the carrying value of the Company’s long-term debt securities issued and outstanding as of December 31, 2012 and 2011:

	Maturity	2012	2011
2.21% Syndicated Bank Term Loan, due 2014(1)	04/20/2014	$1,350.0	$—
6.75% Lion Connecticut Holdings Inc. debentures, due 2013(2)	09/15/2013	138.3	137.9
7.25% Lion Connecticut Holdings Inc. debentures, due 2023(2)	08/15/2023	158.1	157.6
7.63% Lion Connecticut Holdings Inc. debentures, due 2026(2)	08/15/2026	231.9	231.6
8.42% Equitable of Iowa Companies Capital Trust II notes, due 2027	04/01/2027	13.9	14.0
6.97% Lion Connecticut Holdings Inc. debentures, due 2036(2)	08/15/2036	108.6	108.7
2.56% Lion Connecticut Holdings Inc. Floating Rate Note, due 2016(3)	04/29/2016	500.0	500.0
1.00% Windsor Property Loan	06/14/2027	4.9	4.9
0.96% Surplus Floating Rate Note(4)	12/31/2037	359.3	359.3
0.96% Surplus Floating Rate Note	06/30/2037	329.1	329.1
5.5% Senior Notes, due 2022	07/15/2022	849.6	—

Subtotal		4,043.7	1,843.1
Less: Current portion of long-term debt		872.6	500.0

Total		$3,171.1	$1,343.1

(1)	See the “Credit Facilities” section of this note for information on the Term Loan Agreement of the Senior Credit Facility.
(2)	Guaranteed by ING Group.
(3)	See the “Affiliated Financing Agreements” in the Related Party Transactions note to these Consolidated Financial Statements.
(4)	On January 3, 2013, the note was repaid. See the “Surplus Notes” section of this note below.

As of December 31, 2012 and 2011, the Company was in compliance with all debt covenants.

Unsecured senior debt which consists of senior notes, fixed rate notes and other notes with varying interest rates rank highest in priority, followed by subordinated debt which consists of junior subordinated debt securities. Payments of interest and principal on the Company’s surplus notes, which are subordinate to all other obligations at the issuer operating insurance company level and senior to obligations issued at ING U.S., Inc., may be made only with the prior approval of the insurance department of the state of domicile.

On July 13, 2012, the Company issued $850.0 in 2022 Notes in a private placement with registration rights. The 2022 Notes are guaranteed by Lion Connecticut Holdings Inc., a wholly owned subsidiary of the Company. Interest is paid semi-annually on each January 15 and July 15, commencing on January 15, 2013. ING Financial Markets, LLC, an affiliate, served as Joint Book Running Manager and was paid $0.3 for its services. The Company used the proceeds of the 2022 Notes to repay $500.0 of the direct borrowings under the Revolving Credit Agreement. The remaining proceeds of the 2022 Notes were used for general corporate purposes including the retirement of commercial paper.

On February 11, 2013, the Company issued $1.0 billion of unsecured 2.9% Senior Notes due 2018 in a private placement with registration rights (the “2018 Notes”). During February 2013, the Company made payments totaling $850.0 on the Syndicated Bank Term from the proceeds of the 2018 Notes. Refer to the Subsequent Events note to these Consolidated Financial Statements for additional information.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Aggregate amounts of future principal payments of long-term debt for the next five years and thereafter are as follows:

2013(1)	$—
2014	975.0
2015	—
2016	500.0
2017	—
Thereafter	1,703.1

Total	$3,178.1

(1)	Excludes current portion of long-term debt.

Surplus Notes

On September 30, 2010, after receiving all necessary regulatory approvals, Whisperingwind I, LLC, an indirect wholly owned subsidiary of the Company, revised its securitization structure by terminating the Variable Funding Surplus Note Purchase Agreement (“WWI Purchase Agreement”) with Deutsche Bank AG, Cayman Islands Branch and replacing it with a Credit Facility Agreement with Deutsche Bank AG, New York Branch which was guaranteed by ING V. Upon termination of the WWI Purchase Agreement, Whisperingwind I repaid the outstanding surplus notes principal balance of $198.4. Concurrently, the Company, as applicant, established a letter of credit (“LOC”) with an initial posted amount of $180.0. The issuer of the LOC was Deutsche Bank AG, New York Branch, and the beneficiary of the LOC was RLI. This facility has been replaced with a portion of the funding provided by a reimbursement agreement entered into with a third-party bank on September 6, 2012.

On November 1, 2007, Whisperingwind II, LLC, an indirect wholly owned subsidiary of the Company, entered into a Variable Funding Surplus Note Purchase Agreement (the “WWII Purchase Agreement”) with Structured Asset Repackaged Trust II, 2005-B (the “STARTS Trust”), a Delaware statutory business trust organized by HSBC Securities (USA) Inc. (“HSBC”), as part of an insurance securitization transaction. Under the WWII Purchase Agreement, Whisperingwind II is provided opportunity for issuance and sale, and for the STARTS Trust to purchase one or more floating rate variable funding surplus notes (the “WWII Note”) up to an aggregate principal commitment amount of $459.2 with an available commitment period extending through December 31, 2037. The carrying value and par value of the WWII Note at December 31, 2012 and 2011 was $359.3 and $359.3, respectively.

The WWII Note bears interest at a variable rate equal to LIBOR plus periodic adjustments as defined by the WWII Purchase Agreement. Principal and interest repayments cannot be made without prior written approval (or written confirmation of non-disapproval) of the South Carolina Director of Insurance, who can prohibit such payments on the WWII notes if certain statutory capital requirements are not met. Whisperingwind II met these requirements at December 31, 2012 and 2011. Interest paid for the years ended December 31, 2012, 2011 and 2010 was $4.1, $3.1 and $3.2, respectively.

On December 31, 2012, the Company executed a binding letter of intent with a third party reinsurer on behalf of RLI and Whisperingwind II, LLC, its indirect wholly owned subsidiaries, to enter into a novation and recapture agreement related to an existing insurance securitization transaction. As a result, the WWII Note was repaid on January 3, 2013 and recorded as Short-term debt in the December 31, 2012 Consolidated Balance Sheets.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

On June 29, 2007, Whisperingwind III, LLC, an indirect wholly owned subsidiary of the Company, entered into a Variable Funding Surplus Note Purchase Agreement (the “WWIII Purchase Agreement”) with Structured Asset Repackaged Trust II, 2007-ING WWIII (the “WWIII STARTS Trust”), a Delaware statutory business trust organized by HSBC, as part of an insurance securitization transaction. Under the WWIII Purchase Agreement, Whisperingwind III is provided opportunity for issuance and sale, and for the WWIII STARTS Trust to purchase one or more floating rate variable funding surplus notes (the “WWIII Note”) up to an aggregate principal commitment amount of $498.8 with an available commitment period extending through June 30, 2037. The carrying value and par value of the WWIII Note at December 31, 2012 and 2011 was $329.1 and $329.1, respectively. The WWIII Note bears interest at a variable rate equal to LIBOR plus periodic adjustments as defined by the WWIII Purchase Agreement. Principal and interest repayments cannot be made without prior written approval (or written confirmation of non-disapproval) of the South Carolina Director of Insurance, who can prohibit such payments on the WWIII Notes if certain statutory capital requirements are not met. Whisperingwind III met these requirements at December 31, 2012 and 2011. Interest paid for the years ended December 31, 2012, 2011 and 2010 was $3.7, $3.0 and $3.1, respectively.

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development (“DECD”) loaned ILIAC $9.9 (the “DECD Loan”) in connection with the development of a corporate office facility located at One Orange Way, Windsor, Connecticut (the “Windsor Property”). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC’s obligations under the DECD Loan are secured by an unlimited recourse guaranty from ING North America Corporation. In November 2012, ILIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

As of December 31, 2012 and 2011, the amount of the loan outstanding was $4.9 and $4.9, respectively, which was reflected in Long-term debt on the Consolidated Balance Sheets.

Credit Facilities

The Company maintains credit facilities used primarily for collateral required under affiliated reinsurance transactions and also for general corporate purposes. As of December 31, 2012, unsecured and uncommitted credit facilities totaled $3.4 billion, unsecured and committed credit facilities totaled $8.9 billion and secured facilities totaled $275.0. Of the aggregate $12.6 billion ($4.5 billion with ING Bank, N.V. (“ING Bank”, an affiliate)) capacity available, the Company utilized $8.2 billion ($2.7 billion with ING Bank) in credit facilities outstanding as of December 31, 2012. Total fees associated with credit facilities for the years ended December 31, 2012, 2011 and 2010 were $223.2, $103.4 and $104.0, respectively.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table outlines the Company’s credit facilities, their dates of expiration, capacity and utilization as of December 31, 2012:

	Secured/ Unsecured	Committed/ Uncommitted	Expiration	Capacity	Utilization	Unused Commitment
Obligor / Applicant
ING U.S., Inc.(1)	Unsecured	Committed	4/20/2015	$3,500.0	$1,953.8	$1,546.2
ING U.S., Inc. / Security Life of Denver International Limited, Roaring River LLC(1)	Unsecured	Uncommitted	2/28/2013	1,605.0	30.1	—
Security Life of Denver International Limited(1)	Unsecured	Uncommitted	12/31/2031	1,500.0	1,500.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	8/19/2021	750.0	750.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	11/9/2021	750.0	750.0	—
Security Life of Denver International Limited(1)	Unsecured	Committed	12/31/2013	825.0	825.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	12/27/2022	500.0	500.0	—
ING U.S., Inc. / Security Life of Denver International Limited(1) (2)	Unsecured	Uncommitted	6/30/2013	300.0	225.6	—
ReliaStar Life Insurance Company	Secured	Committed	Conditional	265.0	265.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	12/31/2025	475.0	475.0	—
ING U.S., Inc.	Unsecured	Uncommitted	Various dates	2.1	2.1	—
ING U.S., Inc.	Secured	Uncommitted	Various dates	10.0	4.7	—
ING U.S., Inc. / Roaring River III LLC	Unsecured	Committed	6/30/2022	1,151.2	445.0	706.2
ING U.S., Inc. / Roaring River II LLC	Unsecured	Committed	12/31/2019	995.0	465.0	530.0

Total				$12,628.3	$8,191.3	$2,782.4

Secured facilities				$275.0	$269.7	$—
Unsecured and uncommitted				3,407.1	1,757.8	—
Unsecured and committed				8,946.2	6,163.8	2,782.4

Total				$12,628.3	$8,191.3	$2,782.4

ING Bank				$4,480.0	$2,720.2	$110.4

(1)	Refer to the Related Party Transactions note to these Consolidated Financial Statements for information.
(2)	This facility was amended on October 4, 2012 to extend the availability to issue LOCs until June 30, 2013.

On April 20, 2012, the Company entered into a $5.0 billion unsecured Senior Credit Facility (“Credit Facility”) with a syndicate of banks, replacing financing that was either internally funded or guaranteed by ING V. The Credit Facility is guaranteed by Lion Connecticut Holdings Inc., a wholly owned subsidiary of the Company. As part of the Credit Facility, the Company entered into a $3.5 billion committed Revolving Credit Agreement (“Revolving Credit Agreement”) and a $1.5 billion syndicated Term Loan Agreement (“Term Loan Agreement”).

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Revolving Credit Agreement includes a $3.5 billion LOC facility with a revolving credit borrowing sublimit of $1.5 billion. Under the terms of the Revolving Credit Agreement, the revolving credit borrowing sublimit will be reduced by 50% of any debt securities issued by the Company, to a minimum of $750.0. The total amount of LOCs and revolving credit borrowings outstanding at any time may not exceed $3.5 billion. The Revolving Credit Agreement expires on April 20, 2015 at which time any outstanding borrowings are due. The Company must collateralize any LOCs outstanding as of the expiration date of the facility. As of December 31, 2012, $2.0 billion of LOCs were outstanding under the Revolving Credit Agreement. Of this total, LOCs issued by ING Bank amount to $139.6. The costs of the Revolving Credit Agreement vary depending on the current credit rating of the Company. Currently, the Company pays interest equal to LIBOR plus 200 bps on direct borrowings and an issuance fee of 200 bps for LOCs.

As of December 31, 2012, there were no amounts outstanding as revolving credit borrowings. On July 17, 2012, the Company repaid $500.0 of revolving credit borrowings with proceeds from the issuance of the 2022 Notes. Concurrently, as a result of the issuance of the 2022 Notes, the revolving credit borrowing sublimit was reduced by 50% of the issuance to $1,075.0. As a member of the syndicate which entered into the Revolving Credit Agreement, ING Bank committed up to $250.0 in financing. ING Bank acted as Joint Lead Arranger, Joint Book Manager and Documentation Agent for these transactions. For these services, ING Bank received various fees totaling $3.3.

As part of the Credit Facility, the Company borrowed $1.5 billion under the Term Loan Agreement. The Company pays interest that varies based on its current credit rating. Currently, the interest rate is equal to LIBOR plus 200 bps. The Company is required to make principal payments totaling 5.0% of the original borrowing amount each 3 months for the first 12 months and 7.5% each 3 months for the second 12 months. The Term Loan Agreement expires on April 20, 2014 at which time all remaining borrowed amounts are due.

16.	Commitments and Contingencies

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2023.

For the years ended December 31, 2012, 2011 and 2010, rent expense for leases was $41.7, $51.3 and $55.8, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2013 through 2017 are estimated to be $41.9, $30.3, $24.8, $21.3 and $18.1, respectively, and $22.9, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2012, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $890.1, of which $254.9 relates to consolidated investment entities. As of December 31, 2011, the Company had off balance sheet commitments to purchase investments equal to their fair value of $1.3 billion, of which $470.9 relates to consolidated investment entities.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Collateral

Under the terms of the Company’s Over-The-Counter Derivative ISDA Agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2012, the Company held $890.3 of net cash collateral related to derivative contracts. As of December 31, 2012, the Company delivered $32.8 and $11.8 of cash collateral related to derivative contracts and credit facilities, respectively. As of December 31, 2011, the Company held $757.7 of net cash collateral related to derivative contracts. As of December 31, 2011, the Company delivered $40.0 and $11.8 of cash collateral related to derivative contracts and credit facilities, respectively. The collateral held and delivered is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets. In addition, as of December 31, 2012 and December 31, 2011, the Company delivered securities as collateral of $1.0 billion and $1.3 billion, respectively, which was included in Securities pledged on the Consolidated Balance Sheets.

Insurance Company Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance companies insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this undiscounted liability, which is included in Other liabilities on the Consolidated Balance Sheets, to be $51.3 and $58.9 as of December 31, 2012 and 2011, respectively. The Company has also recorded an asset in Other assets on the Consolidated Balance Sheets of $20.9 and $21.0 as of December 31, 2012 and 2011 for future credits to premium taxes.

Federal Home Loan Bank Funding Agreements

The Company is a member of the FHLB of Des Moines and the FHLB of Topeka and is required to pledge collateral that backs funding agreements issued to the FHLB. As of December 31, 2012 and 2011, the Company had $2.6 billion and $3.2 billion in non-putable funding agreements, respectively, which are included in Contract owner account balances on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, the Company had $265.0 and $265.0, respectively, in LOCs issued by the FHLBs. As of December 31, 2012 and 2011, assets with a market value of approximately $3.1 billion and $3.8 billion, respectively, collateralized the FHLB funding agreements. As of December 31, 2012 and 2011, assets with a market value of approximately $336.5 and $354.0, respectively, collateralized the FHLB LOCs. Assets pledged to the FHLBs are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, credit facilities and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of December 31, 2012 and 2011:

	2012	2011
Fixed maturity collateral pledged to FHLB	$3,400.9	$4,106.5
FHLB restricted stock(1)	144.6	172.9
Other fixed maturities-state deposits	262.1	260.8
Securities pledged(2)	1,605.5	2,253.5

Total restricted assets	$5,413.1	$6,793.7

(1)	Reported in Other investments on the Consolidated Balance Sheets.
(2)	Includes the fair value of loaned securities of $601.8 and $1.0 billion as of December 31, 2012 and 2011, respectively, which is included in Securities pledged on the Consolidated Balance Sheets.

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court’s jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirement and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company’s financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company’s litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company’s results of operations or cash flows in a particular quarterly or annual period.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required to be made. Accordingly, the estimate contained in this paragraph reflects both types of matters. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For other matters included within this estimation, for which a reasonably possible but not probable, range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2012, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, to be up to approximately $100.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. It is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company’s accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), which has been filed by the administrator of a 401(k) Employee Retirement Income Security Act (“ERISA”) Plan who claims that the Company has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of the ERISA. Among other things, Claimant seeks declaratory relief and the disgorgement of all revenue sharing payments and profits earned in connection with such payments, as well as attorney’s fees. On January 26, 2012, Plaintiff filed a motion requesting to be allowed to represent a class of similarly situated ERISA Plans, which the Court granted on September 26, 2012. The Company denies Claimant’s allegations and is vigorously defending this litigation.

The regulatory examination of the policy applied by one of the Company’s subsidiaries for addressing and correcting an error that is made when processing the trade instructions of an ERISA plan or one of its participants was settled in the fourth quarter of 2012. Under the policy, the subsidiary absorbs any loss and retains any gain that results from such an error correction. The resolution did not have a material impact on the Company’s results of operations or financial position. Regulatory matters include considerable regulatory scrutiny regarding whether and to what extent life insurance companies are using the United States Social Security Administration’s Death Master File (“SSDMF”) to proactively ascertain when customers have deceased and to pay benefits even where no claim for benefits has been made. The Company has received industry-wide and company-specific inquiries and is engaged in multi-state market conduct examinations with respect to its claims settlement practices, including its use of Personal Transition Accounts and of the SSDMF and compliance with unclaimed property laws. A majority of states are conducting an audit of the Company’s compliance with unclaimed property laws. The Company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for death benefits has been made. Some of the investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company’s procedures for the identification and escheatment of abandoned property and other financial liability.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

17.	Related Party Transactions

In the normal course of business, the Company enters into various transactions with affiliated companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions.

The following tables summarize income and expense from transactions with related parties for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010
	Income	Expense	Income	Expense	Income	Expense
ING V	$1.8	$13.5	$11.1	$38.9	$(36.6)	$115.2
ING Group	13.9	8.2	—	78.1	—	78.3
ING Bank	35.5	104.6	367.9	67.1	(106.5)	91.0
Other	10.5	7.9	18.4	20.7	17.6	13.3

Total	$61.7	$134.2	$397.4	$204.8	$(125.5)	$297.8

Assets and liabilities from transactions with related parties as of December 31, 2012 and 2011 are shown in the following table:

	2012		2011
	Assets	Liabilities	Assets	Liabilities
ING V	$0.3	$501.9	$0.4	$502.1
ING Group	3.4	0.1	0.4	—
ING Bank	33.6	33.6	13.7	14.7
Other	2.2	1.1	9.7	1.1

Total	$39.5	$536.7	$24.2	$517.9

The material agreements whereby the Company generates revenues and expenses with affiliated entities are as follows:

Credit Facilities

The Company is a borrower in several credit facility agreements with ING Bank, in which ING Bank provides LOC capacity. The Company had accrued payables of $18.4 and $8.9 as of December 31, 2012 and 2011, respectively. The Company incurred expenses of $98.2, $43.7 and $62.6, for the years ended December 31, 2012, 2011 and 2010, respectively.

During 2010, 2011 and 2012, the Company utilized $825.0 of capacity from a committed LOC facility with ING Bank completed in September 2008 to support the reinsurance obligations of the Company’s Cayman Islands subsidiary, Security Life of Denver International Limited (“SLDI”). Refer to the “Collateral Support for Reinsurance Contracts” section of the Consolidated Investment Entities note to the Consolidated Financial Statements for further discussion.

On May 4, 2010 the Company entered into a $2.5 billion syndicated LOC facility (the “2010 Syndicated Facility”) to replace a $2.45 billion bilateral facility with ING Bank. ING Bank was a provider of $570.0 of the $2.5 billion of capacity from the 2010 Syndicated Facility. The 2010 Syndicated Facility supported the

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

reinsurance obligations of SLDI and the Company’s onshore captive reinsurers. ING V was the guarantor and indemnified the bank syndicate up to $2.5 billion. Since the 2010 Syndicated Facility agreement matured at the end of August 2011 (such that letters of credit outstanding had a final expiration date of no later than August 30, 2012), the Company’s capacity at December 31, 2011 was equal to the amount of letters of credit outstanding of $2.138 billion; of which ING Bank’s share was $487.0. On April 20, 2012, upon the cancellation of the 2010 Syndicated Facility and all LOCs issued thereunder, ING U.S., Inc. entered into the Revolving Credit Agreement. $1.4 billion in LOCs under the Revolving Credit Agreement were issued to replace $1.4 billion of LOCs previously issued under the 2010 Syndicated Facility. ING Bank has committed to providing $250.0 of the $3.5 billion in total financing under the Revolving Credit Agreement.

On June 22, 2010, the Company entered into a $2.3 billion bilateral LOC facility with ING Bank. The facility supports the reinsurance obligations of SLDI and the Company’s onshore captive reinsurers. ING V is the guarantor and indemnifies ING Bank up to $2.3 billion. The facility matured at the end of September 2011, however the Company and ING Bank completed an amendment in December 2011 to extend the maturity of $1.575 billion of capacity under the bilateral facility until February 28, 2012 (such that letters of credit outstanding have a final expiration date of no later than February 28, 2013). The agreement also includes $30.0 of letters of credit issued by ING Bank which expire in 2026 so that the total amount of the facility is $1.605 billion. ING V remains the guarantor and indemnifies ING Bank up to $1.605 billion. As of December 31, 2012 all letters of credit under this facility have been cancelled except $30.1.

On July 1, 2011, the Company entered into a $625.0 bilateral LOC facility agreement with ING Bank in connection with reinsurance treaties entered into by SLDI, which were subsequently retroceded to Hannover Re (Ireland) Plc. As part of this agreement, SLDI also assigned all cash flows related to the underlying business to ING Bank. This facility matured on June 30, 2012. Effective October 4, 2012, however, the facility was reduced to $300.0 and extended for another year until June 30, 2013.

On December 31, 2011, the Company entered into a $1.5 billion contingent capital LOC facility with ING Bank to support the reinsurance obligations of SLDI to another of the Company’s wholly-owned subsidiaries, which is unconditional and irrevocable and expires on December 31, 2031.

Affiliated Financing Agreements

The Company previously borrowed funds from time to time from ING V under a facility loan agreement (the “Facility Loan Agreement”). The borrowings under the Facility Loan Agreement were made at varying rates of interest and had varying maturity dates. The Company incurred no interest for the year ended December 31, 2012. The Company incurred interest of $32.1 and $32.9 for the years ended December 31, 2011 and 2010, respectively.

During 2011, the Company made an additional $263.0 of borrowings under the Facility Loan Agreement. Subsequently, during 2011, ING V contributed to the Company all borrowings under the Facility Loan Agreement. The debt outstanding under the Facility Loan Agreement was immediately extinguished as a result of the contribution. The borrowings contributed had a book value and fair value of $4.0 billion.

In 2007 the Company entered into a $500.0 par floating rate loan agreement with ING V pursuant to which the Company pays a variable rate of interest based on three month LIBOR. This note originally was to have matured on August 10, 2012. Effective April 13, 2012, however, the term of the note was extended until 2016. The Company had debt of $500.0 and $500.0 as of December 31, 2012 and 2011, respectively, related to this loan agreement. The Company had accrued interest of $1.7 and $0.4 as of December 31, 2012 and 2011, respectively. The Company incurred interest of $12.5, $1.8 and $1.9, for the years ended December 31, 2012, 2011 and 2010, respectively.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

In 2006 the Company entered into a $500.0 par fixed rate loan agreement with ING V in which the Company paid a fixed rate of interest of 6.199%. The loan had an original maturity date of September 29, 2031. This note could be called without penalty at the discretion of the Company on or after December 8, 2015 or at any March 8, June 8, September 8, or December 8 thereafter. On January 21, 2010, ING V contributed the loan to the Company and it was immediately extinguished. The Company incurred interest of $1.7 for the year ended December 31, 2010. The Company recorded a loss on extinguishment of $12.0 in 2010, which was recorded in Interest expense in the Consolidated Statements of Operations.

In 2006 the Company entered into a $500.0 par fixed rate loan agreement with ING V in which the Company paid a fixed rate of interest of 6.249%. The loan had an original maturity date of September 29, 2036. This note could be called at the discretion of the Company on or after December 8, 2015 or at any March 8, June 8, September 8, or December 8 thereafter. On January 21, 2010, ING V contributed the loan to the Company and it was immediately extinguished. The Company incurred interest of $1.7 for the year ended December 31, 2010. The Company recorded a loss on extinguishment of $13.3 in 2010, which was recorded in Interest expense in the Consolidated Statements of Operations.

In 2008 the Company entered into a $1,000.0 par fixed rate loan agreement with ING V in which the Company paid a fixed rate of interest of 4.99%. The loan had an original maturity date of October 15, 2012. On January 21, 2010, ING V contributed the loan to the Company and it was immediately extinguished. The Company incurred interest of $2.8 for the year ended December 31, 2010. The Company recorded a loss on extinguishment of $49.8 in 2010, which was recorded in Interest expense in the Consolidated Statements of Operations.

In 2008 the Company entered into a $1,000.0 par fixed rate loan agreement with ING V in which the Company paid a fixed rate of interest of 4.517%. The loan had an original maturity date of September 15, 2013. On January 21, 2010, ING V contributed the loan to the Company and it was immediately extinguished. The Company incurred interest of $2.5 for the year ended December 31, 2010. The Company recorded a loss on extinguishment of $33.2 in 2010, which was recorded in Interest expense in the Consolidated Statements of Operations.

In 2000 the Company entered into a $1,020.0 par fixed rate loan agreement with ING V in which the Company paid a fixed rate of interest of 6.39%. The loan had an original maturity date of December 27, 2010. At its stated maturity date, the loan was replaced with a similar amount of borrowings under the Facility Loan Agreement. The Company incurred interest of $64.3 for the year ended December 31, 2010.

Derivatives

The Company is party to several derivative contracts with ING V and ING Bank and one or more of ING Bank’s subsidiaries. Each of these contracts were entered into as a result of a competitive bid, which included unaffiliated counterparties. The Company is exposed to various risks relating to its ongoing business operations, including but not limited to interest rate risk, foreign currency risk and equity market risk. To manage these risks, the Company uses various strategies, including derivatives contracts, certain of which are with related parties, such as interest rate swaps, equity options and currency forwards.

As of December 31, 2012 and 2011, the outstanding notional amounts were $2.1 billion (consisting of interest rate swaps of $1.9 billion, equity options of $265.7) and $1.4 billion (consisting of interest rate swaps of $1.0 billion and equity options of $384.6), respectively. As of December 31, 2012 and 2011, the market values for these contracts were $15.6 and $7.9, respectively. For the years ended December 31, 2012, 2011 and 2010, the Company recorded net realized capital gains (losses) of $20.1, $376.4 and $(144.4), respectively, with ING Bank and ING V.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company has sold protection under certain credit default swap derivative contracts that are supported by a guarantee provided by ING V. As of December 31, 2012 and 2011, the maximum potential future exposure to the Company on credit default swaps supported by the ING V guarantee was $1.0 billion and $1.0 billion, respectively.

Operating Agreements

ING Investment Management LLC (“IIM”), a wholly owned subsidiary of the Company, has certain operating agreements whereby it generates revenues and incurs expenses with affiliated entities. As of December 31, 2012, IIM generated revenues and incurred expenses of $20.0 and $8.8, respectively, with ING V, ING Group and other affiliates under the following operating agreements. As of December 31, 2011, IIM generated revenues and incurred expenses of $20.6 and $17.8, respectively, with ING V, ING Group and other affiliates under the following operating agreements. As of December 31, 2010, IIM generated revenues and incurred expenses of $18.9 and $21.9, respectively, with ING V and Other Affiliates, under the following operating agreements:

•

IIM manages, co-manages, and distributes certain investment products for various affiliates. For the years ended December 31, 2012, 2011 and 2010, revenue earned under these agreements was $20.0, $19.1 and $17.9, respectively.

•

IIM receives distribution fees for the sale of certain offshore funds to U.S. clients and closed end funds in the U.S. For the year ended December 31, 2012, there was no revenue under these arrangements. For the years ended December 31, 2011 and 2010, revenue under these agreements was $1.5 and $1.0, respectively.

•

IIM pays sub advisory fees to certain affiliates related to the management of mutual funds and other investment products. For the years ended December 31, 2012, 2011 and 2010, fees incurred under these agreements were $12.3, $23.1 and $26.8, respectively.

•

IIM provides IT support, management oversight, risk management, procurement services, and trade processing to certain affiliates and is reimbursed for a share of the related costs. For the years ended December 31, 2012, 2011 and 2010, expenses reimbursed to IIM under these agreements were $3.9, $8.2 and $14.0, respectively.

•

IIM receives allocation of expenses from affiliates located outside of U.S. for staff and projects costs. For the years ended December 31, 2012, 2011 and 2010, costs incurred under these agreements were $0.4, $2.9 and $9.1, respectively.

As of December 31, 2012, the Company had net receivables of $1.9 resulting from operating agreements with other affiliates, ING Bank and ING V of $1.1, $0.7 and $0.1, respectively. As of December 31, 2011, the Company had net receivables of $9.3 resulting from operating agreements with other affiliates, ING Group and ING V of $8.6, $0.4 and $0.3, respectively.

Administrative Overhead Allocations

The Company is allocated expenses for various administrative and corporate services provided by ING Group. Net allocations were $6.6, $25.6 and $21.7 for the years ended December 31, 2012, 2011 and 2010, respectively.

Latin America Service Arrangements

Prior to the divestiture of ING Group’s Latin American pensions, life insurance and investment management businesses in December 2011, the Company provided a variety of services to its Latin American affiliates, including personnel, legal, compliance, IT, finance and accounting and other services pursuant to an agreement

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

with one of ING’s Latin American subsidiaries. The Company incurred net expenses of $24.6 and $18.0 for the years ended December 31, 2011 and 2010, respectively. In 2012, this agreement was replaced by a transition services agreement between the Company and ING Group pursuant to which the Company has continued providing these services. The Company will continue to provide a limited number of these services during 2013. The Company was reimbursed by ING Group for the entire $30.1 of expenses incurred for the year ended December 31, 2012. In June 2012, as part of an agreement with ING Group, the Company was reimbursed by ING Group for $22.0 of expenses incurred during 2011.

Funding Agreements

On April 9, 2009, the Company sold a funding agreement in the amount of $600.0 to the Columbine Funding Trust (“CFT”), a special purpose Delaware business trust. CFT, in turn, issued a trust note to ING Bank, an affiliate, which was collateralized by the cash flows from the funding agreement and otherwise matches the terms of the funding agreement. The Company is not a party to the trust note. The funding agreement was scheduled to mature in April 2012, however it was terminated on May 18, 2011 with an early termination fee paid to ING Bank of $8.6. The interest expense related to the funding agreement was $7.5 and $20.3 for the years ended December 31, 2011 and 2010, respectively.

Back-up Facility

On January 26 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back-up Facility (the “Alt-A Back-up Facility”) regarding Alt-A RMBS owned by certain subsidiaries, including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $4.5 billion par Alt-A RMBS portfolio to ING Support Holding B.V., a wholly owned subsidiary of ING Group (“ING Support Holding”) by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this first transaction, the Company retained 20% of the exposure for any results on the $4.5 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $3.3 billion, and was recorded as Loan-Dutch State Obligation on the Consolidated Balance Sheets (the “Dutch State Obligation”). Under the transaction, other fees were payable by both the Company and the Dutch State. The Company incurred net fees of $6.1, $8.3 and $9.4 in the years ended December 31, 2012, 2011 and 2010, respectively.

The Company executed a second transaction effective January 26, 2009, in which an additional $445.9 par Alt-A RMBS portfolio owned by the Company was sold to ING Direct Bancorp. ING Direct Bancorp paid cash in the amount of $321.0 for 80% of the Company’s additional $445.9 par Alt-A RMBS and included those purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. ING Direct Bancorp paid cash in the amount of $54.3 and retained the remaining 20% of this Alt-A RMBS portfolio.

Upon the closing of the $4.5 billion par and the $445.9 par transactions on March 31, 2009, the Company recognized a gain of $844.0, as the securities were impaired and written down to fair value in 2008.

On November 13, 2012, ING, ING Support Holding, ING Bank, and the Company entered into restructuring arrangements with the Dutch State, which closed the following day (the “Termination Agreement”). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continues to own 20% of the Alt-A RMBS from the first transaction. The Company has the right to sell these securities, subject to a right of first refusal granted to ING Bank.

Asset Management Arrangements

Prior to the Termination Agreement, IIM managed the underlying assets and provided services related to the Company’s securities subject to the Alt-A Back-up Facility pursuant to services agreements with each of the participating subsidiaries.

ING Group, ING Bank and ING Direct U.S., as part of ING Group’s divestiture of ING Direct U.S., entered into an agreement with the Dutch State similar to the Termination Agreement with respect to the Alt-A RMBS owned by ING Direct U.S. (the “ING Direct Restructuring”). As part of the ING Direct Restructuring, in February 2012, IIM entered into an agreement (the “Alt-A Asset Management Agreement”) with ING Bank pursuant to which it manages the assets transferred to ING Bank from ING Direct. In November 2012, in connection with the Termination Agreement, this Alt-A Asset Management Agreement was amended to provide that IIM would also manage the assets transferred to ING Bank as part of the Termination Agreement. For the year ended December 31, 2012, ING Bank paid the Company approximately $7.7 in fees related to the Alt-A Asset Management Agreement.

18.	Consolidated Investment Entities

The Company provides investment management services to and has transactions with, various collateralized loan obligations, private equity funds, single strategy hedge funds, insurance entities, securitizations and other investment entities in the normal course of business. In certain instances, the Company serves as the investment manager, making day-to-day investment decisions concerning the assets of these entities. These entities are considered to be either VIEs or VOEs and the Company evaluates its involvement with each entity to determine whether consolidation is required.

Certain investment entities are consolidated under VIE or VOE consolidation guidance. The Company consolidates entities under the VIE guidance when it is determined that the Company is the primary beneficiary of these entities. The Company consolidates certain entities under the VOE guidance when it acts as the controlling general partner and the limited partners have no substantive rights to impact ongoing governance and operating activities.

With the exception of guarantees issued by the Company in relation to collateral support for reinsurance contracts, the Company has no right to the benefits from, nor does it bear the risks associated with these investments beyond the Company’s direct equity and debt investments in and management fees generated from these investment products. Such direct investments amounted to approximately $600.0 and $1.2 billion as of December 31, 2012 and 2011, respectively. If the Company were to liquidate, the assets held by consolidated investment entities would not be available to the general creditors of the Company as a result.

Consolidated Investments

Collateral Loan Obligations (“CLO”) Entities

Certain subsidiaries of the Company structure and manage CLO entities created for the sole purpose of offering investors various maturity and risk characteristics by issuing multiple tranches of collateralized debt. The notes issued by the CLO entities are backed by diversified portfolios consisting primarily of senior secured floating rate leveraged loans.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company provides collateral management services to the CLO entities. In return for providing management services, the Company earns investment management fees and contingent performance fees. The Company has invested in certain of the entities, generally taking an ownership position in the unrated junior subordinated tranches. The CLO entities are structured and managed similarly but have differing fee structures and initial capital investments made by the Company. The Company’s ownership interests and management and contingent performance fees were assessed to determine if the Company is the primary beneficiary of these entities.

As of December 31, 2012 and 2011, the Company consolidated 9 CLOs and 5 CLOs, respectively.

Private Equity Funds and Single Strategy Hedge Funds (Limited Partnerships)

The Company invests in and manages various limited partnerships, including private equity funds and single strategy hedge funds. The Company, as a general partner or managing member of certain sponsored investment funds, is generally presumed to control the limited partnerships unless the limited partners have the substantive ability to remove the general partner without cause based upon a simple majority vote, or can otherwise dissolve the partnership, or have substantive participating rights over decision-making of the partnerships.

On June 4, 2012, certain insurance subsidiaries of the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $812.2 as of March 31, 2012 included in Assets related to consolidated investment entities to a group of private equity funds that are managed by Pomona Management LLC, also a subsidiary of the Company. The transaction resulted in a net pre-tax loss of $91.9 in the second quarter of 2012. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed upon sales price as of June 30, 2012.

As of December 31, 2012 and 2011, the Company consolidated 34 funds and 27 funds, respectively, which were structured as partnerships.

Collateral Support for Reinsurance Contracts

Beginning in December 2009, the Company entered into various guarantee agreements involving Karson Capital Limited (“Karson”). Karson is an unaffiliated company that provides collateral alternatives to letters of credit for reinsurance transactions. Karson established the KCL Master Trust (“Master Trust” or “Borrower”), which is a Delaware statutory series trust. The Master Trust enters into securities lending agreements as borrower with various affiliated and unaffiliated banks (“Securities Lenders”) as lenders. Fair value of the loaned securities was $2.8 billion and $2.7 billion as of December 31, 2012 and 2011, respectively, including securities with a fair value of $825.0 as of December 31, 2012 and 2011 provided by ING Bank.

Collateral notes backed by the borrowed securities, with a face value of $2.8 billion and $2.7 billion as of December 31, 2012 and 2011, respectively, were issued by the Master Trust and placed in reinsurance trusts established for the benefit of the Company’s insurance subsidiaries, which are eliminated in the Company’s Consolidated Financial Statements.

The Company has provided certain guarantees of the Borrower’s performance obligations to the Securities Lenders as collateral for the Borrower’s obligations under the securities lending agreements. Additional collateral in the form of letters of credit or similar liquidity obligations have been provided by banks for $2.8 billion and $2.7 billion for the years ended December 31, 2012 and 2011, respectively, including $825.0 and $1.2 billion

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

provided by ING Bank. The Company pays the securities lending and LOC fees directly to affiliated and unaffiliated banks. See the Related Parties Transactions note to these Consolidated Financial Statements for further details.

The Master Trust sponsored by Karson has minimal equity, and therefore falls under the VIE model. The Company holds variable interests in this VIE relating to the guarantees of the obligations under the securities lending agreements. The Company considered its implicit and explicit financial responsibility to ensure that the Master Trust operates as designed and, thus, determined that the Company has the implied power to direct the activities that most significantly impact the Master Trust’s economic performance under the VIE model. The Company also determined it has the obligation to absorb losses under the securities lending guarantees. Based on these conclusions the Company determined it is the primary beneficiary under the VIE model and should consolidate the Master Trust.

Following the Company’s review of the Master Trust assets, liabilities, revenues, and expenses, a determination was made that although the VIE is subject to consolidation, the securities lending arrangements were not subject to consolidation since the Borrower is not required to recognize borrowed securities on its balance sheet. The obligation to return borrowed securities is only recorded if the securities are sold by the borrower; otherwise, the borrowed securities are just disclosed in the financial statements. The Master Trust reported no other assets, liabilities, revenues, or expenses.

The following table summarizes the components of the consolidated investment entities, excluding collateral support for certain reinsurance contracts, as of December 31, 2012 and 2011:

	2012	2011
Assets of Consolidated Investment Entities
VIEs – CLO entities:
Cash and cash equivalents	$360.6	$98.3
Corporate loans, at fair value using the fair value option	3,559.3	2,162.9

Total CLO entities	3,919.9	2,261.2

VOEs – Private equity funds and single strategy hedge funds:
Cash and cash equivalents	80.2	38.7
Limited partnerships/corporations, at fair value	2,931.2	2,860.3
Other assets	34.3	15.5

Total investment funds	3,045.7	2,914.5

Total assets of consolidated investment entities	$6,965.6	$5,175.7

Liabilities of Consolidated Investment Entities
VIEs – CLO entities:
CLO notes, at fair value using the fair value option	$3,829.4	$2,057.1

Total CLO entities	3,829.4	2,057.1
VOEs – Private equity funds and single strategy hedge funds:
Other liabilities	292.4	199.5

Total investment funds	292.4	199.5

Total liabilities of consolidated investment entities	$4,121.8	$2,256.6

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following tables reflect the impact of consolidation of investment entities into the Consolidated Balance Sheets as of December 31, 2012 and 2011, and the Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010:

	Before Consolidation(1)	CLOs	VOEs	CLOs Adjustments(2)	VOEs Adjustments(2)	Total
2012
Total investments and cash	$97,925.5	$—	$—	$(84.1)	$(567.0)	$97,274.4
Other assets	14,486.8	—	—	—	—	14,486.8
Assets held in consolidated investment entities	—	3,919.9	2,999.4	—	46.3	6,965.6
Assets held in separate accounts	97,667.4	—	—	—	—	97,667.4

Total assets	$210,079.7	$3,919.9	$2,999.4	$(84.1)	$(520.7)	$216,394.2

Future policy benefits and contract owner account balances	$86,055.7	$—	$—	$—	$—	$86,055.7
Other liabilities	12,488.1	—	—	—	—	12,488.1
Liabilities held in consolidated investment entities	—	3,913.5	292.4	(84.1)	—	4,121.8
Liabilities related to separate accounts	97,667.4	—	—	—	—	97,667.4

Total liabilities	196,211.2	3,913.5	292.4	(84.1)	—	200,333.0

Equity attributable to common shareholders	13,868.5	—	2,707.0	—	(2,707.0)	13,868.5
Retained earnings appropriated for investors in consolidated investment entities	—	6.4	—	—	—	6.4
Equity attributable to noncontrolling interest in consolidated investment entities	—	—	—	—	2,186.3	2,186.3

Total liabilities and equity	$210,079.7	$3,919.9	$2,999.4	$(84.1)	$(520.7)	$216,394.2

(1)	The Before Consolidation column includes the Company’s equity interest in the investment products subsequently consolidated, accounted for as equity method and available-for-sale investments.
(2)

Adjustments include the elimination of intercompany transactions between the Company and its consolidated investment entities, primarily the elimination of the Company’s equity at risk recorded as investments by the Company (before consolidation) against either equity (private equity and real estate partnership funds) or senior and subordinated debt (CLOs) of the funds.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

	Before Consolidation(1)	CLOs	VOEs	CLOs Adjustments(2)	VOEs Adjustments(2)	Total
2011
Total investments and cash	$94,677.6	$—	$—	$(77.6)	$(1,142.8)	$93,457.2
Other assets	16,225.4	—	—	—	—	16,225.4
Assets held in consolidated investment entities	—	2,261.2	2,914.5	—	—	5,175.7
Assets held in separate accounts	88,714.5	—	—	—	—	88,714.5

Total assets	$199,617.5	$2,261.2	$2,914.5	$(77.6)	$(1,142.8)	$203,572.8

Future policy benefits and contract owner account balances	$88,358.4	$—	$—	$—	$—	$88,358.4
Other liabilities	10,317.2	—	—	—	—	10,317.2
Liabilities held in consolidated investment entities	—	2,134.7	199.5	(77.6)	—	2,256.6
Liabilities related to separate accounts	88,714.5	—	—	—	—	88,714.5

Total liabilities	187,390.1	2,134.7	199.5	(77.6)	—	189,646.7

Equity attributable to common shareholders	12,227.4	—	2,715.0	—	(2,715.0)	12,227.4
Retained earnings appropriated for investors in consolidated investment entities	—	126.5	—	—	—	126.5
Equity attributable to noncontrolling interest in consolidated investment entities	—	—	—	—	1,572.2	1,572.2

Total liabilities and equity	$199,617.5	$2,261.2	$2,914.5	$(77.6)	$(1,142.8)	$203,572.8

(1)	The Before Consolidation column includes the Company’s equity interest in the investment products subsequently consolidated, accounted for as equity method and available-for-sale investments.
(2)

Adjustments include the elimination of intercompany transactions between the Company and its consolidated investment entities, primarily the elimination of the Company’s equity at risk recorded as investments by the Company (before consolidation) against either equity (private equity and real estate partnership funds) or subordinated debt (CLOs) of the funds.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

	Before Consolidation(1)	CLOs	VOEs	CLOs Adjustments(2)	VOEs Adjustments(2)	Total
2012
Revenues:
Net investment income	$4,830.0	$0.5	$—	$(20.7)	$(111.9)	$4,697.9
Fee income	3,565.6	—	—	(14.4)	(35.8)	3,515.4
Premiums	1,861.1	—	—	—	—	1,861.1
Net realized capital losses	(1,280.8)	—	—	—	—	(1,280.8)
Other income	384.5	—	—	(6.0)	—	378.5
Income related to consolidated investment entities	—	21.5	415.1	6.6	—	443.2

Total revenues	9,360.4	22.0	415.1	(34.5)	(147.7)	9,615.3
Benefits and expenses:
Policyholder benefits and Interest credited and other benefits to contract owners	4,861.6	—	—	—	—	4,861.6
Other expense	4,031.0	—	—	—	—	4,031.0
Operating expenses related to consolidated investment entities	—	142.1	44.9	(34.5)	(35.8)	116.7

Total benefits and expenses	8,892.6	142.1	44.9	(34.5)	(35.8)	9,009.3
Income (loss) income before income taxes	467.8	(120.1)	370.2	—	(111.9)	606.0
Income tax expense (benefit)	(5.2)	—	—	—	—	(5.2)

Net income (loss)	473.0	(120.1)	370.2	—	(111.9)	611.2

Less: Net income (loss) attributable to noncontrolling interest	—	(120.1)	—	—	258.3	138.2

Net income (loss) available to ING U.S., Inc.’s common shareholder	$473.0	$—	$370.2	$—	$(370.2)	$473.0

(1)

The Before Consolidation column includes the Company’s equity interest in the investment products accounted for as equity method (private equity and real estate partnership funds) and available-for-sale investments (CLOs). The net income arising from consolidation of CLOs is completely attributable to other investors in these CLOs, as the Company’s share has been eliminated through consolidation.

(2)

Adjustments include the elimination of intercompany transactions between the Company and its consolidated investment products, primarily the elimination of the Company’s management fees expensed by the funds and recorded as operating revenues (before consolidation) by the Company.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

	Before Consolidation(1)	CLOs	VOEs	CLOs Adjustments(2)	VOEs Adjustments(2)	Total
2011
Revenues:
Net investment income	$5,104.7	$—	$—	$(11.5)	$(124.4)	$4,968.8
Fee income	3,614.5	—	—	(10.9)	—	3,603.6
Premiums	1,770.0	—	—	—	—	1,770.0
Net realized capital losses	(1,531.4)	—	—	—	—	(1,531.4)
Other income	428.2	—	—	—	—	428.2
Income related to consolidated investment entities	—	41.0	438.6	—	—	479.6

Total revenues	9,386.0	41.0	438.6	(22.4)	(124.4)	9,718.8
Benefits and expenses:
Policyholder benefits and Interest credited and other benefits to contract owners	5,742.0	—	—	—	—	5,742.0
Other expense	3,557.1	—	—	—	—	3,557.1
Operating expenses related to consolidated investment entities	—	91.7	72.6	(22.4)	—	141.9

Total benefits and expenses	9,299.1	91.7	72.6	(22.4)	—	9,441.0
Income (loss) before income taxes	86.9	(50.7)	366.0	—	(124.4)	277.8
Income tax expense (benefit)	175.0	—	—	—	—	175.0

Net income (loss)	(88.1)	(50.7)	366.0	—	(124.4)	102.8

Less: Net income (loss) attributable to noncontrolling interest	—	(50.7)	—	—	241.6	190.9

Net income (loss) available to ING U.S., Inc.’s common shareholder	$(88.1)	$—	$366.0	$—	$(366.0)	$(88.1)

(1)

The Before Consolidation column includes the Company’s equity interest in the investment products accounted for as equity method (private equity and real estate partnership funds) and available-for-sale investments (CLOs). The net income arising from consolidation of CLOs is completely attributable to other investors in these CLOs, as the Company’s share has been eliminated through consolidation.

(2)

Adjustments include the elimination of intercompany transactions between the Company and its consolidated investment products, primarily the elimination of the Company’s management fees expensed by the funds and recorded as operating revenues (before consolidation) by the Company.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

	Before Consolidation(1)	CLOs(2)	VOEs	CLOs Adjustments(3)	VOEs Adjustments(3)	Total
2010
Revenues:
Net investment income	$5,085.0	$—	$—	$(7.3)	$(90.7)	$4,987.0
Fee income	3,526.5	—	—	(10.0)	—	3,516.5
Premiums	1,707.5	—	—	—	—	1,707.5
Net realized capital losses	(1,678.0)	—	—	—	—	(1,678.0)
Other income	547.0	—	—	—	—	547.0
Income related to consolidated investment entities	—	(52.1)	246.3	—	—	194.2

Total revenues	9,188.0	(52.1)	246.3	(17.3)	(90.7)	9,274.2
Benefits and expenses:
Policyholder benefits and Interest credited and other benefits to contract owners	5,027.3	—	—	—	—	5,027.3
Other expense	4,112.6	—	—	—	—	4,112.6
Operating expenses related to consolidated investment entities	—	67.9	45.9	(17.3)	—	96.5

Total benefits and expenses	9,139.9	67.9	45.9	(17.3)	—	9,236.4
Income (loss) income before income taxes	48.1	(120.0)	200.4	—	(90.7)	37.8
Income tax expense (benefit)	171.0	—	—	—	—	171.0

Net income (loss)	(122.9)	(120.0)	200.4	—	(90.7)	(133.2)

Less: Net income (loss) attributable to noncontrolling interest	—	(120.0)	—	—	109.7	(10.3)

Net income (loss) available to ING U.S., Inc.’s common shareholder	$(122.9)	$—	$200.4	$—	$(200.4)	$(122.9)

(1)

The Before Consolidation column includes the Company’s equity interest in the investment products accounted for as equity method (private equity and real estate partnership funds) and available-for-sale investments (CLOs). The net income arising from consolidation of CLOs is completely attributable to other investors in these CLOs, as the Company’s share has been eliminated through consolidation.

(2)

The Company adopted guidance now encompassed in ASC Topic 810 on January 1, 2010, resulting in the consolidation of certain CLOs. In accordance with the standard, prior periods have not been restated to reflect the consolidation of theses CLOs. Prior to January 1, 2010, the Company was not deemed to be the primary beneficiary of these CLOs.

(3)

Adjustments include the elimination of intercompany transactions between the Company and its consolidated investment products, primarily the elimination of the Company’s management fees expensed by the funds and recorded as operating revenues (before consolidation) by the Company.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Fair Value Measurement

Upon consolidation of CLO entities, the Company elected to apply the FVO for financial assets and financial liabilities held by these entities and continued to measure these assets (primarily corporate loans) and liabilities (debt obligations issued by CLO entities) at fair value in subsequent periods. The Company has elected the FVO to more closely align its accounting with the economics of its transactions and allows the Company to more effectively align changes in the fair value of CLO assets with a commensurate change in the fair value of CLO liabilities.

Investments held by consolidated private equity funds and single strategy hedge funds are measured and reported at fair value in the Company’s Consolidated Financial Statements. Changes in the fair value of consolidated investment entities are recorded as a separate line item within Income related to Consolidated Investment Entities in the Company’s Consolidated Statements of Operations.

The methodology for measuring the fair value and fair value hierarchy classification of financial assets and liabilities of consolidated investment entities is consistent with the methodology and fair value hierarchy rules applied by the Company to its investment portfolio. Refer to the Fair Value Measurement section of the Business, Basis of Presentation and Significant Policies note included in these Consolidated Financial Statements.

As discussed in more detail below, the Company utilizes valuations obtained from third-party commercial pricing services, brokers and investment sponsors or third-party administrators that supply NAV (or its equivalent) per share used as a practical expedient. The valuations obtained from brokers and third-party commercial pricing services are non-binding. These valuations are reviewed on a monthly or quarterly basis (dependent on the type of fund or product). Procedures include, but are not limited to, a review of underlying fund investor reports, review of top and worst performing funds requiring further scrutiny, review of variance from prior periods and review of variance from benchmarks, where applicable. In addition, the Company considers both macro and fund specific events which may impact the latest NAV supplied and determines if further adjustment of value should be made. Such changes, if any, are subject to senior management review.

When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

Cash and Cash Equivalents

The carrying amounts for cash reflect the assets’ fair values. The fair value for cash equivalents is determined based on quoted market prices. These assets are classified as Level 1.

VIEs – CLO Entities

Corporate loans – Corporate loan investments, which comprise the majority of consolidated CLO portfolio collateral, are senior secured corporate loans from a variety of industries, including, but not limited to, the aerospace and defense, broadcasting, technology, utilities, household products, healthcare, oil and gas and finance industries. Corporate loans mature at various dates between 2013 and 2022, pay interest at LIBOR or PRIME plus a spread of up to 10.0% and typically range in credit rating categories from A+ down to unrated. As of December 31, 2012 and 2011, the unpaid principal balance exceeded the fair value of the corporate loans by approximately $26.9 and $109.0, respectively. Less than 1% of the collateral assets are in default as of December 31, 2012 and 2011.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The fair values for corporate loans are determined using independent commercial pricing services. Fair value measurement based on pricing services may be classified in Level 2 or Level 3 depending on the type, complexity, observability and liquidity of the asset being measured. The inputs used by independent commercial pricing services, such as benchmark yields and credit risk adjustments, are those that are derived principally from or corroborated by observable market data. Hence, the fair value measurement of corporate loans priced by independent pricing service providers is classified within Level 2 of the fair value hierarchy.

CLO notes – The CLO notes are backed by a diversified loan portfolio consisting primarily of senior secured floating rate leveraged loans. Repayment risk is segmented into tranches with credit ratings of these tranches reflecting both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it. The most subordinated tranche bears the first loss and receives the residual payments, if any. The interest rates are generally variable rates based on LIBOR plus a pre-defined spread, which varies from 0.22% for the more senior tranches to 7.00% for the more subordinated tranches. CLO notes mature at various dates between 2020 and 2023 and have a weighted average maturity of 9.1 years. The outstanding balance on the notes issued by consolidated CLOs exceeds their fair value by approximately $99.6 and $275.0 as of December 31, 2012 and 2011, respectively. The investors in this debt are not affiliated with the Company and have no recourse to the general credit of the Company for this debt.

The fair value of the CLO notes is determined using an income approach based on present value techniques and option-pricing models (which incorporate present value techniques), driven by cash flows expected to be received from the portfolio of underlying assets. The most significant inputs include the constant annual default rate, recovery rate, recovery lag, constant annual prepayment rate, reinvestment price and spread, reinvestment of principal proceeds, call date, call price and discount rate, which are determined primarily based on the nature of the investments in the underlying collateral pool and cannot be corroborated by observable market data. Accordingly, CLO notes are classified within Level 3 of the fair value hierarchy.

To evaluate the reliability of the option-pricing models, the Company obtains broker-dealer pricing information from broker-dealers, which is based on the broker’s proprietary pricing models considering the deals in the market of similar quality and tranches of same priority. The broker-dealer will model the price based on projected cash flows and terminal value, which often incorporate unobservable inputs. As such, the prices are not considered official marks for CLO tranches.

In determining the fair value of subordinated tranches in which the Company retains ownership interest, similar assumptions as noted above are used to project future cash flows and determine the fair value of the CLO notes. In the event that the Company’s modeled prices differ significantly from the observed market transactions, the Company reviews its assumptions and may adjust the fair value of such subordinated and equity classes if necessary.

The following table shows significant unobservable inputs used in the fair value measurement of Level 3 assets and liabilities as of December 31, 2012:

	Assets and Liabilities	Fair Value	Valuation Technique	Unobservable Inputs	Estimate
2012
	CLO Notes	$3,829.4	Discounted Cash Flow	Default Rate	2.0%
				Recovery Rate	70.0%
				Prepayment Rate	20.0%
				Discount Margin	136 bps to 900 bps

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following narrative indicates the sensitivity of inputs:

•

Default Rate: An increase (decrease) in the expected default rate would likely increase (decrease) the discount margin (increase risk premium) used to value the CLO notes and, as a result, would potentially decrease the value of the CLO notes; however, if an increase in the expected default rates does not have a subsequent change in the discount margin used to value the CLO notes, then an increase in default rate would potentially increase the value of the CLO notes as the expected weighted average life (“WAL”) of the CLO notes would decrease.

•	Recovery rate: A decrease (increase) in the expected recovery of defaulted assets would potentially decrease (increase) the valuation of CLO notes.

•	Prepayment Rate: A decrease (increase) in the expected rate of collateral prepayments would potentially decrease (increase) the valuation of CLO notes as the expected WAL would increase.

•	Discount Margin (spread over LIBOR): An increase (decrease) in the discount margin used to value the CLO notes would decrease (increase) the value of the CLO notes.

VOEs – Private Equity Funds and Single Strategy Hedge Funds

Limited partnerships, at fair value, primarily represent the Company’s investments in private equity funds and single strategy hedge funds. The fair value for these investments is estimated based on the NAV from the latest financial statements of these funds, provided by the fund’s investment manager or third-party administrator. Investments in these funds typically may not be fully redeemed at NAV within 90 days because of inherent restrictions on near-term redemptions. Therefore, these investments are classified within Level 3 of the fair value hierarchy.

These consolidated investments are mostly private equity funds spread across 34 limited partnerships that focus on the primary or secondary market. The limited partnerships invest in private equity funds and, at times, make strategic co-investments directly into private equity companies, including, but not limited to, buyout, venture capital, distressed and mezzanine.

Private Equity Funds

As prescribed in ASC Topic 820, the unit of account for these investments is the interest in the investee fund. The Company owns an undivided interest in the fund portfolio and does not have the ability to dispose of individual assets and liabilities in the fund portfolio. Rather, the Company would be required to redeem or dispose of its entire interest in the investee fund. There is no current active market for interests in underlying private equity funds.

Valuation is generally based on the valuations provided by the fund’s general partner or investment manager. The valuations typically reflect the fair value of the Company’s capital account balance of each fund investment, including unrealized capital gains (losses), as reported in the financial statements of the respective investee fund as of the respective year end or the latest available date. In circumstances where fair values are not provided, the Company seeks to determine the fair value of fund investments based upon other information provided by the fund’s general partner or investment manager or from other sources.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The fair value of securities received in-kind from fund investments is determined based on the restrictions around the securities.

•	Unrestricted, publicly traded securities are valued at the closing public market price on the reporting date;

•	Restricted, publicly traded securities may be valued at a discount from the closing public market price on the reporting date, depending on the circumstances; and

•

Privately held securities are valued by the directors/general partner of the investee fund, based on a variety of factors, including the price of recent transactions in the company’s securities and the company’s earnings, revenue and book value.

As of December 31, 2012, certain private equity funds maintained revolving lines of credit of $325.3, which renew annually and bear interest at LIBOR/EURIBOR plus 235-250 bps. As of December 31, 2011, a private equity fund maintained a revolving line of credit of $200.0, which renews annually and bears interest at LIBOR/EURIBOR plus 250 bps. The lines of credit are used for funding transactions before capital is called from investors, as well as for the financing of certain purchases. The private equity funds generally may borrow an amount that does not exceed the lessor of a certain percentage of the funds’ undrawn commitments or undrawn commitments plus 350% asset coverage from the invested assets of the funds. As of December 31, 2012 and 2011, outstanding borrowings amounted to $288.4 and $195.5, respectively. The borrowings are reflected in Liabilities related to consolidated investment entities – other liabilities on the Consolidated Balance Sheets. The borrowings are carried at an amount equal to the unpaid principal balance.

Private Equity Companies

In the case of direct investments or co-investments in private equity companies, the Company initially recognizes investments at cost and subsequently adjusts investments to fair value. On a quarterly basis, the Company reviews the general partner or lead investor’s valuation of the investee company, taking into account other available information, such as indications of a market value through subsequent issues of capital or transactions between third-parties, performance of the investee company during the period and public, comparable companies analysis, where appropriate.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The fair value hierarchy levels of consolidated investment entities as of December 31, 2012 are presented in the table below:

	2012
	Level 1	Level 2	Level 3	Fair Value Measurements
Assets
VIEs – CLO entities:
Cash and cash equivalents	$360.6	$—	$—	$360.6
Corporate loans, at fair value using the fair value option	—	3,559.3	—	3,559.3
VOEs – Private equity funds and single strategy hedge funds:
Cash and cash equivalents	80.2	—	—	80.2
Limited partnerships/corporations, at fair value	—	—	2,931.2	2,931.2

Total assets, at fair value	$440.8	$3,559.3	$2,931.2	$6,931.3

Liabilities
VIEs – CLO entities:
CLO notes, at fair value using the fair value option	$—	$—	$3,829.4	$3,829.4

Total liabilities, at fair value	$—	$—	$3,829.4	$3,829.4

The fair value hierarchy levels of consolidated investment entities as of December 31, 2011 are presented in the table below:

	2011
	Level 1	Level 2	Level 3	Fair Value Measurements
Assets
VIEs – CLO entities:
Cash and cash equivalents	$98.3	$—	$—	$98.3
Corporate loans, at fair value using the fair value option	—	2,162.9	—	2,162.9
VOEs – Private equity funds and single strategy hedge funds:
Cash and cash equivalents	38.7	—	—	38.7
Limited partnerships/corporations, at fair value	—	—	2,860.3	2,860.3

Total assets, at fair value	$137.0	$2,162.9	$2,860.3	$5,160.2

Liabilities
VIEs – CLO entities:
CLO notes, at fair value using the fair value option	$—	$—	$2,057.1	$2,057.1

Total liabilities, at fair value	$—	$—	$2,057.1	$2,057.1

Level 3 assets primarily include investments in private equity funds and single strategy hedge funds held by the consolidated VOEs, while the Level 3 liabilities consist of CLO notes. Transfers of investments out of Level 3 and into Level 2 or Level 1, if any, are recorded as of the beginning of the period in which the transfer occurred. During the years ended December 31, 2012 and 2011, there were no transfers in or out of Level 3, or transfers between Level 1 and Level 2.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The reconciliation of the beginning and ending fair value measurements for Level 3 assets and liabilities using significant unobservable inputs for the year ended December 31, 2012:

	2012
	Beginning Balance January 1	Purchases	Sales	Gains (Losses) Included in the Consolidated Statement of Operations	Ending Balance December 31
Assets
VOEs – Private equity funds and single strategy hedge funds:
Limited partnerships/corporations, at fair value	$2,860.3	$389.8	$(601.1)	$282.2	$2,931.2

Total assets, at fair value	$2,860.3	$389.8	$(601.1)	$282.2	$2,931.2

Liabilities
VIEs – CLO entities:
CLO notes, at fair value using the fair value option	$(2,057.1)	$(1,603.6)	$4.4	$(173.1)	$(3,829.4)

Total liabilities, at fair value	$(2,057.1)	$(1,603.6)	$4.4	$(173.1)	$(3,829.4)

The reconciliation of the beginning and ending fair value measurements for Level 3 assets and liabilities using significant unobservable inputs for the year ended December 31, 2011 is presented in the table below:

	2011
	Beginning Balance January 1	Deconsolidation	Purchases	Sales	Gains (Losses) Included in the Consolidated Statement of Operations	Ending Balance December 31
Assets
VOEs – Private equity funds and single strategy hedge funds:
Limited partnerships/corporations, at fair value	$2,255.3	$(27.1)	$1,630.8	$(1,459.5)	$460.8	$2,860.3

Total assets, at fair value	$2,255.3	$(27.1)	$1,630.8	$(1,459.5)	$460.8	$2,860.3

Liabilities
VIEs – CLO entities:
CLO notes, at fair value using the fair value option	$(1,627.6)	$—	$(404.0)	$1.0	$(26.5)	$(2,057.1)

Total liabilities, at fair value	$(1,627.6)	$—	$(404.0)	$1.0	$(26.5)	$(2,057.1)

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Deconsolidation of Certain Investment Entities

During the year ended December 31, 2012 the Company did not deconsolidate any investment entities.

During the year ended December 31, 2011, the Company deconsolidated one investment fund because the fund started the liquidation process and began to make capital distributions to its partners in the last quarter of 2011. The Company owned the entire investment fund prior to deconsolidation. The Company did not have any outstanding capital commitments to this fund as of the deconsolidation date. This fund has closed and therefore, the Company no longer has any involvement.

Nonconsolidated VIEs

CLO Entities

In addition to the consolidated CLO entities, the Company also holds variable interest in certain CLO entities which are not consolidated as it has been determined that the Company is not the primary beneficiary. With these CLO entities, the Company serves as the investment manager and receives investment management fees and contingent performance fees. Generally, the Company does not hold any interest in the nonconsolidated CLO entities. The Company has never provided, and is not obligated to provide, any financial or other support to these entities.

The Company will review its assumptions on a periodic basis to determine if conditions have changed such that the projection of these contingent fees becomes significant enough to reconsider the Company’s consolidation status as variable interest holder. As of December 31, 2012 and 2011, the Company did not hold any ownership interests in these unconsolidated CLOs.

The following table presents the December 31, 2012 and 2011 carrying amounts of total assets and liabilities of the VIEs in which the Company has concluded that it holds a variable interest, but is not the primary beneficiary. The Company determines its maximum exposure to loss to be: (i) the amount invested in the debt or equity of the VIE and (ii) other commitments and guarantees to the VIE.

	2012	2011
Carrying amount	$—	$—
Maximum exposure to loss	—	—
Assets of nonconsolidated investment entities	1,792.2	1,773.0
Liabilities of nonconsolidated investment entities	1,772.9	1,777.1

Investment Funds

The Company manages or holds investments in certain private equity funds and single strategy hedge funds. With these entities, the Company serves as the investment manager and is entitled to receive investment management fees and contingent performance fees that are generally expected to be insignificant. Although the Company has the power to direct the activities that significantly impact the economic performance of the funds, it does not hold a significant variable interest in any of these funds and, as such, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Accordingly, the Company is not considered the primary beneficiary and did not consolidate any of these investment funds.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

In addition, the Company does not consolidate the funds, in which its involvement takes a form of a limited partner interest and is restricted to a role of a passive investor, as a limited partner’s interest does not provide the Company with any substantive kick-out or participating rights, which would overcome the presumption of control by the general partner.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company’s involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities’ economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the Fair Value Measurements note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO whose change in fair value is reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company’s maximum exposure to loss on these structured investments is limited to the amount of its investment. Refer to the Investments (excluding Consolidated Investment Entities) note of these Consolidated Financial Statements for details regarding the carrying amounts and classifications of these assets.

19.	Segments

The Company provides its principal products and services in three ongoing businesses and reports results through five ongoing segments as follows:

Business	Segment
Retirement Solutions	Retirement Annuities

Investment Management	Investment Management

Insurance Solutions	Individual Life Employee Benefits

The Company also has a Corporate segment, which includes the financial data not directly related to the businesses and Closed Block segments, which include non-strategic products that are in run-off and no longer being actively marketed and sold.

These segments reflect the manner by which the Company’s chief operating decision maker views and manages the business. The following is a brief description of these segments, as well as Corporate and Closed Block segments.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Retirement Solutions

The Retirement Solutions business provides its products through two segments: Retirement and Annuities. The Retirement segment provides tax-deferred, employer-sponsored retirement savings plans and administrative services in corporate, education, healthcare and government markets, as well as rollover IRAs and other retail financial products. The Annuities segment primarily provides fixed and indexed annuities, tax-qualified mutual fund custodial products and payout annuities for pre-retirement wealth accumulation and post-retirement income management sold through multiple channels.

Investment Management

The Investment Management business provides investment products and retirement solutions through a broad range of traditional and alternative asset classes, geographies and styles, in separate accounts, pooled accounts, annuity portfolios and mutual funds. Products and services are offered to institutional clients, including public, corporate and union retirement plans, endowments and foundations and insurance companies, as well as individual investors and affiliated U.S. businesses and are distributed through the Company’s direct sales force, consultant channel and intermediary partners (such as banks, broker-dealers and independent financial advisers).

Insurance Solutions

The Insurance Solutions business provides its products through two segments: Individual Life and Employee Benefits. The Individual Life segment provides wealth protection and transfer opportunities through universal, variable and term products, distributed through independent channels to meet the needs of a broad range of customers from the middle market through affluent market segments. The Employee Benefits segment provides stop loss, group life, voluntary employee paid and disability products to mid-sized and large businesses.

Corporate

Corporate includes corporate operations and corporate level assets and financial obligations. The Corporate segment includes investment income on assets backing surplus in excess of amounts held at the segment level, financing and interest expenses, other items not allocated to segments, such as certain expenses and liabilities of employee benefit plans and intercompany eliminations.

Closed Blocks

Closed Blocks include the Closed Block Variable Annuity, Closed Block Institutional Spread Products and Closed Block Other, which are in run-off. Closed Block Variable Annuity and Closed Block Institutional Spread Products (which issues guaranteed investment contracts and funding agreements) are no longer being actively marketed and sold, but are managed to protect regulatory and rating agency capital from equity market movements. The Closed Block Other segment mainly consists of the contingent consideration and loss related to the 2010 sale of three of the Company’s broker dealers and the amortization of the deferred gain related to the divestment of Group Reinsurance in 2010 via reinsurance and the Individual Reinsurance segment that was divested in 2004 via reinsurance.

Measurement

Operating earnings before income taxes is an internal measure used by management to evaluate segment performance. The Company uses the same accounting policies and procedures to measure segment operating earnings before income taxes as it does for consolidated net income (loss). Operating earnings before income

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

taxes does not replace net income (loss) as the U.S. GAAP measure of the Company’s consolidated results of operations. However, the Company believes that the definitions of operating earnings before income taxes provide users with a more valuable measure of its business and segment performances and enhance the understanding of the Company’s performance by highlighting performance drivers. Each segment’s income (loss) before income taxes is calculated by making adjustments for the following items:

•

Net investment gains (losses), net of related amortization of DAC, VOBA, sales inducements and unearned revenue. Net investment gains (losses) include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the FVO unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements and accrued interest;

•

Net guaranteed benefit hedging gains (losses), which include changes in the fair value of derivatives related to guaranteed benefits, net of related reserve increases (decreases) and net of related amortization of DAC, VOBA and sales inducements, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with the Company’s long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating results, including the impacts related to changes in the Company’s nonperformance spread;

•	Income (loss) related to business exited through reinsurance or divestment;

•	Income (loss) attributable to noncontrolling interests;

•	Income (loss) related to early extinguishment of debt;

•	Impairment of goodwill, value of management contract rights and value of customer relationships acquired;

•	Immediate recognition of net actuarial gains (losses) related to the Company’s pension and other post-employment benefit obligations and gains (losses) from plan amendments and curtailments; and

•

Other items, including restructuring expenses (severance, lease write-offs, etc.), integration expenses related to the Company’s acquisition of CitiStreet and certain third-party expenses related to the anticipated divestment of the Company by ING Group.

Operating earnings before income taxes also does not reflect the results of operations of the Company’s Closed Block Variable Annuity segment, since this segment is managed to focus on protecting regulatory and rating agency capital rather than achieving operating metrics. When the Company presents the adjustments to Income (loss) before income taxes on a consolidated basis, each adjustment excludes the relative portions attributable to the Company’s Closed Block Variable Annuity segment.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The summary below reconciles operating earnings before income taxes for the segments to Income (loss) before income taxes for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Retirement Solutions:
Retirement	$448.6	$441.9	$469.6
Annuities	102.2	387.6	115.0
Investment Management	134.5	87.5	50.1
Insurance Solutions:
Individual Life	196.2	279.3	313.5
Employee Benefits	109.4	83.3	82.0

Total Ongoing Businesses	990.9	1,279.6	1,030.2
Corporate	(182.3)	(230.2)	(399.1)
Closed Blocks:
Closed Block Institutional Spread Products	45.7	83.2	(3.8)
Closed Block Other	64.0	(13.0)	(6.7)

Closed Blocks	109.7	70.2	(10.5)

Total operating earnings before income taxes	918.3	1,119.6	620.6

Adjustments:
Closed Block Variable Annuity	(692.3)	(564.5)	(220.2)
Net investment gains (losses) and related charges and adjustments	455.5	71.8	(96.4)
Net guaranteed benefit hedging gains (losses) and related charges and adjustments	97.2	(269.4)	(30.0)
Loss related to businesses exited through reinsurance or divestment	(45.8)	(35.1)	(3.3)
Income (loss) attributable to noncontrolling interests	138.2	190.9	(10.3)
Loss on early extinguishment of debt	—	—	(108.3)
Immediate recognition of net actuarial gains (losses) related to pension and other post-employment benefit obligations and gains (losses) from plan amendments and curtailments	(165.0)	(157.8)	(47.5)
Other adjustments to operating earnings	(100.1)	(77.7)	(66.8)

Income (loss) before income taxes	$606.0	$277.8	$37.8

Operating revenues is a measure of the Company’s segment revenues. The Company calculates operating revenues by adjusting each segment’s revenues for the following items:

•

Net realized investment gains (losses) and related charges and adjustments include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the fair value option (“FVO”) unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements and accrued interest. These are net of related amortization of unearned revenue;

•

Gain (loss) on change in fair value of derivatives related to guaranteed benefits include changes in the fair value of derivatives related to guaranteed benefits, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with the Company’s long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating revenues, including the impacts related to changes in the Company’s nonperformance spread;

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

•	Revenues related to businesses exited through reinsurance or divestment;

•	Revenues attributable to noncontrolling interests; and

•

Other adjustments to operating revenues primarily reflect fee income earned by the Company’s broker-dealers for sales of non-proprietary products, which are reflected net of commission expense in the Company’s segments’ operating revenues.

Operating revenues also do not reflect the revenues of the Company’s Closed Block Variable Annuity segment, since this segment is managed to focus on protecting regulatory and rating agency capital rather than achieving operating metrics. When the Company presents the adjustments to Total revenues on a consolidated basis, each adjustment excludes the relative portions attributable to the Company’s Closed Block Variable Annuity segment.

The summary below reconciles operating revenues for the segments to Total revenues for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Retirement Solutions:
Retirement	$2,271.9	$2,225.4	$2,179.0
Annuities	1,307.0	1,401.4	1,482.5
Investment Management	545.5	491.9	454.5
Insurance Solutions:
Individual Life	2,793.9	2,785.0	2,613.4
Employee Benefits	1,251.2	1,246.2	1,277.8

Total Ongoing Businesses	8,169.5	8,149.9	8,007.2
Corporate	65.9	(13.7)	(132.3)
Closed Blocks:
Closed Block Institutional Spread Products	127.2	188.1	167.6
Closed Block Other	43.8	52.2	64.3

Closed Blocks	171.0	240.3	231.9

Total operating revenues	8,406.4	8,376.5	8,106.8

Adjustments:
Closed Block Variable Annuity	(70.0)	794.9	677.7
Net realized investment gains (losses) and related charges and adjustments	603.4	219.2	47.7
Gain (loss) on change in fair value of derivatives related to guaranteed benefits	83.1	(399.0)	(66.9)
Revenues related to businesses exited through reinsurance or divestment	64.6	116.1	137.6
Revenues (loss) attributable to noncontrolling interests	313.8	399.1	143.2
Other adjustments to operating revenues	214.0	212.0	228.1

Total revenues	$9,615.3	$9,718.8	$9,274.2

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Segment Information

The following is a summary of certain financial information for the Company’s segments for the years ended December 31, 2012, 2011 and 2010.

The Investment Management segment revenues include the following intersegment revenues, primarily consisting of asset-based management and administration fees.

	Years Ended December 31,
	2012	2011	2010
Investment management intersegment revenues	$157.6	$164.1	$156.8

The summary below presents Total assets for the Company’s segments as of December 31, 2012 and 2011:

	2012	2011
Retirement Solutions:
Retirement	$86,504.3	$76,076.8
Annuities	27,718.6	29,969.5
Investment Management	498.5	507.6
Insurance Solutions:
Individual Life	25,319.0	24,527.8
Employee Benefits	2,657.0	2,586.6

Total Ongoing Businesses	142,697.4	133,668.3
Corporate	5,593.4	3,328.6
Closed Blocks:
Closed Block Variable Annuity	49,157.6	47,564.3
Closed Block Institutional Spread Products	4,392.2	6,234.7
Closed Block Other	8,239.1	8,821.6

Closed Blocks	61,788.9	62,620.6

Total assets of segments	210,079.7	199,617.5
Noncontrolling interest	6,314.5	3,955.3

Total assets	$216,394.2	$203,572.8

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

20.	Condensed Consolidating Financial Information

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered” (“Rule 3-10”). The condensed consolidating financial information presents the financial position of ING U.S., Inc. (“Parent Issuer”), Lion Holdings (“Subsidiary Guarantor”) and all other subsidiaries (“Non-Guarantor Subsidiaries”) of the Company at December 31, 2012 and 2011, and the results of their operations, comprehensive income and cash flows for the years ended December 31, 2012, 2011 and 2010.

On July 13, 2012, the Company issued $850.0 in 5.5% unsecured Senior Notes due 2022 (the “2022 Notes”) in a private placement with registration rights. On February 11, 2013, the Company issued $1.0 billion of unsecured 2.9% Senior Notes due 2018 in a private placement with registration rights (the “2018 Notes”). The 2022 Notes and 2018 Notes are fully and unconditionally guaranteed by Lion Holdings, a 100% owned subsidiary of the Company. No other subsidiary of ING U.S., Inc. guarantees the 2022 Notes or 2018 Notes. See the “Dividend Restrictions” section of the Shareholder’s Equity and Dividend Restrictions note to these Consolidated Financial Statements for information on any significant restrictions on the ability of the Parent Issuer or Subsidiary Guarantor to obtain funds from its subsidiaries by dividend or return of capital.

The following condensed consolidating financial information is presented in conformance with the consolidated financial statements. Investments in subsidiaries are accounted for using the equity method for purposes of illustrating the consolidating presentation. Equity in the subsidiaries is reflected in the Parent Issuer’s and Subsidiary Guarantor’s Investments in subsidiaries and Equity in earnings of subsidiaries, net of tax. Non-Guarantor Subsidiaries represent all other subsidiaries on a combined basis. The Consolidating Adjustments presented eliminate investments in subsidiaries and intercompany balances and transactions.

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Balance Sheet

December 31, 2012

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets:
Investments:
Fixed maturities, available-for-sale, at fair value	$—	$—	$70,925.7	$(15.4)	$70,910.3
Fixed maturities, at fair value using the fair value option	—	—	2,771.3	—	2,771.3
Equity securities, available-for-sale, at fair value	63.9	20.1	256.1	—	340.1
Short-term investments	—	—	5,991.2	—	5,991.2
Mortgage loans on real estate, net of valuation allowance	—	—	8,662.3	—	8,662.3
Policy loans	—	—	2,200.3	—	2,200.3
Limited partnerships/corporations	—	—	465.1	—	465.1
Derivatives	117.7	—	2,410.5	(153.7)	2,374.5
Investments in subsidiaries	15,715.1	14,044.3	—	(29,759.4)	—
Other investments	—	0.4	166.6	—	167.0
Securities pledged	—	—	1,605.5	—	1,605.5

Total investments	15,896.7	14,064.8	95,454.6	(29,928.5)	95,487.6
Cash and cash equivalents	357.5	0.4	1,428.9	—	1,786.8
Short-term investments under securities loan agreements, including collateral delivered	—	—	664.0	—	664.0
Accrued investment income	—	—	863.5	—	863.5
Reinsurance recoverable	—	—	7,379.3	—	7,379.3
Deferred policy acquisition costs, Value of business acquired	—	—	3,656.3	—	3,656.3
Sales inducements to contract holders	—	—	212.7	—	212.7
Goodwill and other intangible assets	—	—	348.5	—	348.5
Loans to subsidiaries and affiliates	77.0	58.0	261.4	(396.4)	—
Due from subsidiaries and affiliates	16.5	1.5	24.6	(42.6)	—
Other assets	35.8	—	1,326.7	—	1,362.5
Assets related to consolidated investment entities:
Limited partnerships/corporations, at fair value	—	—	2,931.2	—	2,931.2
Cash and cash equivalents	—	—	440.8	—	440.8
Corporate loans, at fair value using the fair value option	—	—	3,559.3	—	3,559.3
Other assets	—	—	34.3	—	34.3
Assets held in separate accounts	—	—	97,667.4	—	97,667.4

Total assets	$16,383.5	$14,124.7	$216,253.5	$(30,367.5)	$216,394.2

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Balance Sheet (Continued)

December 31, 2012

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Liabilities and Shareholder’s Equity:
Future policy benefits	$—	$—	$15,493.6	$—	$15,493.6
Contract owner account balances	—	—	70,562.1	—	70,562.1
Payables under securities loan agreement, including collateral held	—	—	1,509.8	—	1,509.8
Short-term debt	886.1	138.3	436.3	(396.1)	1,064.6
Long-term debt	1,824.6	1,014.1	347.8	(15.4)	3,171.1
Funds held under reinsurance agreements	—	—	1,236.6	—	1,236.6
Derivatives	59.3	—	2,038.6	(153.7)	1,944.2
Pension and other post-employment provisions	—	—	903.2	—	903.2
Current income taxes	(221.1)	7.2	225.6	—	11.7
Deferred income taxes	(127.4)	0.2	1,169.9	—	1,042.7
Due to subsidiaries and affiliates	23.1	1.5	18.0	(42.6)	—
Other liabilities	64.0	19.0	1,521.5	(0.3)	1,604.2
Liabilities related to consolidated investment entities:
Collateralized loan obligations notes, at fair value using the fair value option	—	—	3,829.4	—	3,829.4
Other liabilities	—	—	292.4	—	292.4
Liabilities related to separate accounts	—	—	97,667.4	—	97,667.4

Total liabilities	2,508.6	1,180.3	197,252.2	(608.1)	200,333.0

Shareholder’s equity:
Total ING U.S., Inc. shareholder’s equity	13,874.9	12,944.4	16,815.0	(29,759.4)	13,874.9
Noncontrolling interest	—	—	2,186.3	—	2,186.3

Total shareholder’s equity	13,874.9	12,944.4	19,001.3	(29,759.4)	16,061.2

Total liabilities and shareholder’s equity	$16,383.5	$14,124.7	$216,253.5	$(30,367.5)	$216,394.2

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Balance Sheet

December 31, 2011

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets:
Investments:
Fixed maturities, available-for-sale, at fair value	$—	$—	$67,421.1	$(15.5)	$67,405.6
Fixed maturities, at fair value using the fair value option	—	—	3,010.3	—	3,010.3
Equity securities, available-for-sale, at fair value	69.4	11.6	272.8	—	353.8
Short-term investments	—	—	3,572.7	—	3,572.7
Mortgage loans on real estate, net of valuation allowance	—	—	8,691.1	—	8,691.1
Loan - Dutch State obligation	—	—	1,792.7	—	1,792.7
Policy loans	—	—	2,263.9	—	2,263.9
Limited partnerships/corporations	—	—	599.6	—	599.6
Derivatives	137.1	—	2,701.8	(178.0)	2,660.9
Investments in subsidiaries	14,867.0	13,421.5	—	(28,288.5)	—
Other investments	—	1.7	213.4	—	215.1
Securities pledged	—	—	2,253.5	—	2,253.5

Total investments	15,073.5	13,434.8	92,792.9	(28,482.0)	92,819.2
Cash and cash equivalents	1.3	0.6	636.1	—	638.0
Short-term investments under securities loan agreements, including collateral delivered	—	—	1,075.9	—	1,075.9
Accrued investment income	—	—	881.7	—	881.7
Reinsurance recoverable	—	—	7,723.4	—	7,723.4
Deferred policy acquisition costs, Value of business acquired	—	—	4,352.3	—	4,352.3
Sales inducements to contract holders	—	—	307.3	—	307.3
Current income taxes	(214.0)	(25.3)	265.3	—	26.0
Goodwill and other intangible assets	—	—	382.5	—	382.5
Loans to subsidiaries and affiliates	179.4	24.5	2,332.4	(2,536.3)	—
Due from subsidiaries and affiliates	6.3	0.1	16.5	(22.9)	—
Other assets	55.7	6.8	1,413.8	—	1,476.3
Assets related to consolidated investment entities:
Limited partnerships/corporations, at fair value	—	—	2,860.3	—	2,860.3
Cash and cash equivalents	—	—	137.0	—	137.0
Corporate loans, at fair value using the fair value option	—	—	2,162.9	—	2,162.9
Other assets	—	—	15.5	—	15.5
Assets held in separate accounts	—	—	88,714.5	—	88,714.5

Total assets	$15,102.2	$13,441.5	$206,070.3	$(31,041.2)	$203,572.8

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Balance Sheet (Continued)

December 31, 2011

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Liabilities and Shareholder’s Equity:
Future policy benefits	$—	$—	$15,626.7	$—	$15,626.7
Contract owner account balances	—	—	72,731.7	—	72,731.7
Payables under securities loan agreement, including collateral held	—	—	1,781.8	—	1,781.8
Short-term debt	2,911.0	500.0	179.5	(2,535.9)	1,054.6
Long-term debt	—	651.3	707.3	(15.5)	1,343.1
Funds held under reinsurance agreements	—	—	1,307.6	—	1,307.6
Derivatives	71.5	—	2,062.3	(178.0)	1,955.8
Pension and other post-employment provisions	—	—	797.7	—	797.7
Deferred income taxes	(263.0)	—	776.0	—	513.0
Due to subsidiaries and affiliates	16.2	0.3	6.4	(22.9)	—
Other liabilities	12.6	17.6	1,533.8	(0.4)	1,563.6
Liabilities related to consolidated investment entities:
Collateralized loan obligations notes, at fair value using the fair value option	—	—	2,057.1	—	2,057.1
Other liabilities	—	—	199.5	—	199.5
Liabilities related to separate accounts	—	—	88,714.5	—	88,714.5

Total liabilities	2,748.3	1,169.2	188,481.9	(2,752.7)	189,646.7

Shareholder’s equity:
Total ING U.S., Inc. shareholder’s equity	12,353.9	12,272.3	16,016.2	(28,288.5)	12,353.9
Noncontrolling interest	—	—	1,572.2	—	1,572.2

Total shareholder’s equity	12,353.9	12,272.3	17,588.4	(28,288.5)	13,926.1

Total liabilities and shareholder’s equity	$15,102.2	$13,441.5	$206,070.3	$(31,041.2)	$203,572.8

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2012

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Revenues:
Net investment income	$2.4	$1.9	$4,698.3	$(4.7)	$4,697.9
Fee income	—	—	3,515.4	—	3,515.4
Premiums	—	—	1,861.1	—	1,861.1
Net realized gains (losses):
Total other-than-temporary impairments	—	—	(74.1)	—	(74.1)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	—	—	(19.0)	—	(19.0)

Net other-than-temporary impairments recognized in earnings	—	—	(55.1)	—	(55.1)
Other net realized capital gains (losses)	—	—	(1,225.7)	—	(1,225.7)

Total net realized capital gains (losses)	—	—	(1,280.8)	—	(1,280.8)
Other revenue	12.5	0.7	373.7	(8.4)	378.5
Income (loss) related to consolidated investment entities:
Net investment income (loss)	—	—	556.6	—	556.6
Changes in fair value related to collateralized loan obligations	—	—	(113.4)	—	(113.4)

Total revenues	14.9	2.6	9,610.9	(13.1)	9,615.3

Benefits and expenses:
Policyholder benefits	—	—	2,613.5	—	2,613.5
Interest credited to contract owner account balance	—	—	2,248.1	—	2,248.1
Operating expenses	30.5	1.2	3,131.7	(8.4)	3,155.0
Net amortization of deferred policy acquisition costs and value of business acquired	—	—	722.3	—	722.3
Interest expense	74.1	61.4	22.9	(4.7)	153.7
Operating expenses related to consolidated investment entities:
Interest expense	—	—	106.4	—	106.4
Other expense	—	—	10.3	—	10.3

Total benefits and expenses	104.6	62.6	8,855.2	(13.1)	9,009.3

Income (loss) before income taxes	(89.7)	(60.0)	755.7	—	606.0
Income tax expense (benefit)	(349.4)	(1.2)	395.9	(50.5)	(5.2)

Net income (loss) before equity in earnings (losses) of unconsolidated affiliates	259.7	(58.8)	359.8	50.5	611.2
Equity in earnings (losses) of subsidiaries, net of tax	213.3	811.1	—	(1,024.4)	—

Net income (loss) including noncontrolling interest	473.0	752.3	359.8	(973.9)	611.2
Less: Net income (loss) attributable to noncontrolling interest	—	—	138.2	—	138.2

Net income (loss) available to ING U.S., Inc.’s common shareholder	$473.0	$752.3	$221.6	$(973.9)	$473.0

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2011

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Revenues:
Net investment income	$10.9	$1.8	$4,968.5	$(12.4)	$4,968.8
Fee income	—	—	3,603.6	—	3,603.6
Premiums	—	—	1,770.0	—	1,770.0
Net realized gains (losses):
Total other-than-temporary impairments	—	—	(550.6)	—	(550.6)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	—	—	(47.9)	—	(47.9)

Net other-than-temporary impairments recognized in earnings	—	—	(502.7)	—	(502.7)
Other net realized capital gains (losses)	(42.2)	—	(986.5)	—	(1,028.7)

Total net realized capital gains (losses)	(42.2)	—	(1,489.2)	—	(1,531.4)
Other revenue	19.7	1.1	412.1	(4.7)	428.2
Income (loss) related to consolidated investment entities:
Net investment income (loss)	—	—	528.4	—	528.4
Changes in fair value related to collateralized loan obligations	—	—	(48.8)	—	(48.8)

Total revenues	(11.6)	2.9	9,744.6	(17.1)	9,718.8

Benefits and expenses:
Policyholder benefits	—	—	3,286.5	—	3,286.5
Interest credited to contract owner account balance	—	—	2,452.3	3.2	2,455.5
Operating expenses	11.9	3.2	3,023.6	(7.9)	3,030.8
Net amortization of deferred policy acquisition costs and value of business acquired	—	—	387.0	—	387.0
Interest expense	61.7	56.4	33.6	(12.4)	139.3
Operating expenses related to consolidated investment entities:
Interest expense	—	—	68.4	—	68.4
Other expense	—	—	73.5	—	73.5

Total benefits and expenses	73.6	59.6	9,324.9	(17.1)	9,441.0

Income (loss) before income taxes	(85.2)	(56.7)	419.7	—	277.8
Income tax expense (benefit)	363.0	(17.1)	(354.0)	183.1	175.0

Net income (loss) before equity in earnings (losses) of unconsolidated affiliates	(448.2)	(39.6)	773.7	(183.1)	102.8
Equity in earnings (losses) of subsidiaries, net of tax	360.1	481.9	—	(842.0)	—

Net income (loss) including noncontrolling interest	(88.1)	442.3	773.7	(1,025.1)	102.8
Less: Net income (loss) attributable to noncontrolling interest	—	—	190.9	—	190.9

Net income (loss) available to ING U.S., Inc.’s common shareholder	$(88.1)	$442.3	$582.8	$(1,025.1)	$(88.1)

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2010

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Revenues:
Net investment income	$19.7	$2.3	$4,990.2	$(25.2)	$4,987.0
Fee income	—	—	3,516.5	—	3,516.5
Premiums	—	—	1,707.5	—	1,707.5
Net realized gains (losses):
Total other-than-temporary impairments	—	—	(1,383.4)	—	(1,383.4)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	—	—	(492.6)	—	(492.6)

Net other-than-temporary impairments recognized in earnings	—	—	(890.8)	—	(890.8)
Other net realized capital gains (losses)	(155.8)	—	(631.4)	—	(787.2)

Total net realized capital gains (losses)	(155.8)	—	(1,522.2)	—	(1,678.0)
Other revenue	19.2	1.3	531.9	(5.4)	547.0
Income (loss) related to consolidated investment entities:
Net investment income (loss)	—	—	316.0	—	316.0
Changes in fair value related to collateralized loan obligations	—	—	(121.8)	—	(121.8)

Total revenues	(116.9)	3.6	9,418.1	(30.6)	9,274.2

Benefits and expenses:
Policyholder benefits	—	—	2,466.7	—	2,466.7
Interest credited to contract owner account balance	—	—	2,560.6	—	2,560.6
Operating expenses	11.9	15.8	3,011.2	(5.4)	3,033.5
Net amortization of deferred policy acquisition costs and value of business acquired	—	—	746.6	—	746.6
Interest expense	249.0	62.2	46.5	(25.2)	332.5
Operating expenses related to consolidated investment entities:
Interest expense	—	—	49.8	—	49.8
Other expense	—	—	46.7	—	46.7

Total benefits and expenses	260.9	78.0	8,928.1	(30.6)	9,236.4

Income (loss) before income taxes	(377.8)	(74.4)	490.0	—	37.8
Income tax expense (benefit)	151.0	(1.3)	125.8	(104.5)	171.0

Net income (loss) before equity in earnings (losses) of unconsolidated affiliates	(528.8)	(73.1)	364.2	104.5	(133.2)
Equity in earnings (losses) of subsidiaries, net of tax	405.9	626.9	—	(1,032.8)	—

Net income (loss) including noncontrolling interest	(122.9)	553.8	364.2	(928.3)	(133.2)
Less: Net income (loss) attributable to noncontrolling interest	—	—	(10.3)	—	(10.3)

Net income (loss) available to ING U.S., Inc.’s common shareholder	$(122.9)	$553.8	$374.5	$(928.3)	$(122.9)

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Comprehensive Income

For the Year Ended December 31, 2012

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss) including noncontrolling interest	$473.0	$752.3	$359.8	$(973.9)	$611.2
Other comprehensive income (loss), before tax:
Unrealized gains/losses on securities	1,659.1	1,281.7	1,655.9	(2,937.6)	1,659.1
Other-than-temporary impairments	52.2	30.4	52.2	(82.6)	52.2
Pension and other post-employment benefit liability	(21.4)	(3.2)	(21.4)	24.6	(21.4)

Other comprehensive income (loss), before tax	1,689.9	1,308.9	1,686.7	(2,995.6)	1,689.9
Income tax (benefit) expense related to items of other comprehensive income (loss)	574.2	411.9	555.3	(967.2)	574.2

Other comprehensive income (loss), after tax	1,115.7	897.0	1,131.4	(2,028.4)	1,115.7

Comprehensive income (loss)	1,588.7	1,649.3	1,491.2	(3,002.3)	1,726.9
Less: Comprehensive income (loss) attributable to the noncontrolling interest	—	—	138.2	—	138.2

Comprehensive income (loss) attributable to ING U.S., Inc.’s common shareholder	$1,588.7	$1,649.3	$1,353.0	$(3,002.3)	$1,588.7

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Comprehensive Income

For the Year Ended December 31, 2011

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss) including noncontrolling interest	$(88.1)	$442.3	$773.7	$(1,025.1)	$102.8
Other comprehensive income (loss), before tax:
Unrealized gains/losses on securities	1,655.4	901.5	1,658.7	(2,560.2)	1,655.4
Other-than-temporary impairments	165.4	68.2	165.3	(233.5)	165.4
Pension and other post-employment benefit liability	78.9	6.9	78.9	(85.8)	78.9

Other comprehensive income (loss), before tax	1,899.7	976.6	1,902.9	(2,879.5)	1,899.7
Income tax (benefit) expense related to items of other comprehensive income (loss)	278.0	215.7	455.8	(671.5)	278.0

Other comprehensive income (loss), after tax	1,621.7	760.9	1,447.1	(2,208.0)	1,621.7

Comprehensive income (loss)	1,533.6	1,203.2	2,220.8	(3,233.1)	1,724.5
Less: Comprehensive income (loss) attributable to the noncontrolling interest	—	—	190.9	—	190.9

Comprehensive income (loss) attributable to ING U.S., Inc.’s common shareholder	$1,533.6	$1,203.2	$2,029.9	$(3,233.1)	$1,533.6

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Comprehensive Income

For the Year Ended December 31, 2010

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss) including noncontrolling interest	$(122.9)	$553.8	$364.2	$(928.3)	$(133.2)
Other comprehensive income (loss), before tax:
Unrealized gains/losses on securities	3,377.3	1,823.1	3,373.7	(5,196.8)	3,377.3
Other-than-temporary impairments	(44.7)	(26.3)	(44.8)	71.1	(44.7)
Pension and other post-employment benefit liability	(3.9)	(2.7)	(3.9)	6.6	(3.9)

Other comprehensive income (loss), before tax	3,328.7	1,794.1	3,325.0	(5,119.1)	3,328.7
Income tax (benefit) expense related to items of other comprehensive income (loss)	1,012.5	395.8	1,011.3	(1,407.1)	1,012.5

Other comprehensive income (loss), after tax	2,316.2	1,398.3	2,313.7	(3,712.0)	2,316.2

Comprehensive income (loss)	2,193.3	1,952.1	2,677.9	(4,640.3)	2,183.0
Less: Comprehensive income (loss) attributable to the noncontrolling interest	—	—	(10.3)	—	(10.3)

Comprehensive income (loss) attributable to ING U.S., Inc.’s common shareholder	$2,193.3	$1,952.1	$2,688.2	$(4,640.3)	$2,193.3

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2012

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net cash provided by (used in) operating activities	$59.7	$50.5	$3,264.9	$(93.0)	$3,282.1

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of:
Fixed maturities	$—	$—	$17,015.2	$—	$17,015.2
Equity securities, available-for-sale	27.2	12.0	27.6	—	66.8
Mortgage loans on real estate	—	—	1,991.8	—	1,991.8
Loan—Dutch State obligation	—	—	1,781.9	—	1,781.9
Limited partnerships/corporations	—	—	895.9	—	895.9
Acquisition of:
Fixed maturities	—	—	(17,292.3)	—	(17,292.3)
Equity securities, available-for-sale	(14.0)	(17.5)	(10.3)	—	(41.8)
Mortgage loans on real estate	—	—	(1,969.0)	—	(1,969.0)
Limited partnerships/corporations	—	—	(178.9)	—	(178.9)
Short-term investments, net	—	—	(2,397.4)	—	(2,397.4)
Policy loans, net	—	—	63.6	—	63.6
Derivatives, net	—	—	(1,395.8)	—	(1,395.8)
Other investments, net	—	1.3	42.1	—	43.4
Sales from consolidated investment entities	—	—	1,781.7	—	1,781.7
Purchase of consolidated investment entities	—	—	(2,851.6)	—	(2,851.6)
Net maturity of short-term intercompany loans	102.3	(33.5)	2,070.8	(2,139.6)	—
Return of capital contributions from subsidiaries	813.0	720.0	—	(1,533.0)	—
Capital contributions to subsidiaries	(400.0)	—	—	400.0	—
Collateral received (delivered), net	7.2	—	132.7	—	139.9
Purchases of fixed assets, net	—	—	(29.3)	—	(29.3)

Net cash provided by (used in) investing activities	535.7	682.3	(321.3)	(3,272.6)	(2,375.9)

Cash Flows from Financing Activities:
Deposits received for investment contracts	$—	$—	$16,118.8	$—	$16,118.8
Maturities and withdrawals from investment contracts	—	—	(19,033.4)	—	(19,033.4)
Proceeds from issuance of debt with maturities of more than three months	3,048.5	—	1.1	—	3,049.6
Repayment of debt with maturities of more than three months	(902.5)	—	—	—	(902.5)
Short-term debt	(309.1)	—	—	—	(309.1)
Debt issuance costs	(38.8)	—	—	—	(38.8)
Net (repayments of) proceeds from short-term intercompany loans	(2,037.3)	—	(102.3)	2,139.6	—
Dividends to parent	—	—	(93.0)	93.0	—
Return of capital contributions to parent	—	(733.0)	(800.0)	1,533.0	—
Contributions of capital from parent	—	—	400.0	(400.0)	—
Borrowings of consolidated investment entities	—	—	152.6	—	152.6
Repayments of debt of consolidated investment entities	—	—	(56.6)	—	(56.6)
Contributions from (distributions to) participants in consolidated investment entities	—	—	1,262.0	—	1,262.0

Net cash provided by (used in) financing activities	(239.2)	(733.0)	(2,150.8)	3,365.6	242.6

Net increase (decrease) in cash and cash equivalents	356.2	(0.2)	792.8	—	1,148.8
Cash and cash equivalents, beginning of year	1.3	0.6	636.1	—	638.0

Cash and cash equivalents, end of year	$357.5	$0.4	$1,428.9	$—	$1,786.8

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2011

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net cash provided by (used in) operating activities	$134.4	$48.7	$4,273.9	$(100.0)	$4,357.0

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of:
Fixed maturities	$—	$—	$17,312.4	$—	$17,312.4
Equity securities, available-for-sale	21.2	15.7	170.0	—	206.9
Mortgage loans on real estate	—	—	1,542.5	—	1,542.5
Loan - Dutch State obligation	—	—	505.6	—	505.6
Limited partnerships/corporations	—	—	121.3	—	121.3
Acquisition of:
Fixed maturities	—	—	(18,598.9)	—	(18,598.9)
Equity securities, available-for-sale	(12.5)	(17.2)	(23.0)	—	(52.7)
Mortgage loans on real estate	—	—	(2,057.9)	—	(2,057.9)
Limited partnerships/corporations	—	—	(156.4)	—	(156.4)
Short-term investments, net	—	—	(763.2)	—	(763.2)
Policy loans, net	—	—	127.9	—	127.9
Derivatives, net	(410.4)	—	(806.3)	—	(1,216.7)
Other investments, net	—	1.0	(9.4)	—	(8.4)
Sales from consolidated investment entities	—	—	2,422.8	—	2,422.8
Purchase of consolidated investment entities	—	—	(3,044.6)	—	(3,044.6)
Maturity of intercompany loans with maturities more than three months	13.9	500.0	—	(513.9)	—
Net maturity of short-term intercompany loans	856.3	425.4	(384.6)	(897.1)	—
Return of capital contributions from subsidiaries	200.0	9.6	—	(209.6)	—
Capital contributions to subsidiaries	(377.0)	(347.0)	—	724.0	—
Collateral received (delivered), net	(2.5)	—	759.2	—	756.7
Purchases of fixed assets, net	—	—	(32.9)	—	(32.9)
Other, net	—	—	(16.1)	—	(16.1)

Net cash provided by (used in) investing activities	289.0	587.5	(2,931.6)	(896.6)	(2,951.7)

Cash Flows from Financing Activities:
Deposits received for investment contracts	$—	$—	$16,571.1	$—	$16,571.1
Maturities and withdrawals from investment contracts	—	—	(17,246.6)	500.0	(16,746.6)
Proceeds from issuance of debt with maturities of more than three months	548.5	—	58.0	—	606.5
Repayment of debt with maturities of more than three months	(573.8)	—	—	—	(573.8)
Short-term debt	(359.0)	—	(1,546.0)	—	(1,905.0)
Intercompany loans with maturities of more than three months	—	—	(13.9)	13.9	—
Net (repayments of) proceeds from short-term intercompany loans	(40.8)	(983.1)	126.8	897.1	—
Dividends to parent	—	—	(100.0)	100.0	—
Return of capital contributions to parent	—	—	(209.6)	209.6	—
Contributions of capital from parent	—	347.0	377.0	(724.0)	—
Borrowings of consolidated investment entities	—	—	138.9	—	138.9
Repayments of debt of consolidated investment entities	—	—	(121.4)	—	(121.4)
Contributions from (distributions to) participants in consolidated investment entities	—	—	647.7	—	647.7

Net cash provided by (used in) financing activities	(425.1)	(636.1)	(1,318.0)	996.6	(1,382.6)

Net increase (decrease) in cash and cash equivalents	(1.7)	0.1	24.3	—	22.7
Cash and cash equivalents, beginning of year	3.0	0.5	611.8	—	615.3

Cash and cash equivalents, end of year	$1.3	$0.6	$636.1	$—	$638.0

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2010

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net cash provided by (used in) operating activities	$511.6	$68.7	$2,069.4	$(100.0)	$2,549.7

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of:
Fixed maturities	$—	$—	$20,554.6	$—	$20,554.6
Equity securities, available-for-sale	37.0	19.9	402.7	—	459.6
Mortgage loans on real estate	—	—	1,677.7	—	1,677.7
Loan—Dutch State obligation	—	—	519.9	—	519.9
Limited partnerships/corporations	—	—	173.9	—	173.9
Acquisition of:
Fixed maturities	—	—	(24,788.4)	—	(24,788.4)
Equity securities, available-for-sale	(24.0)	(20.9)	(104.1)	—	(149.0)
Mortgage loans on real estate	—	—	(627.2)	—	(627.2)
Limited partnerships/corporations	—	—	(182.0)	—	(182.0)
Short-term investments, net	—	—	2,525.8	—	2,525.8
Policy loans, net	—	—	47.7	—	47.7
Derivatives, net	(198.0)	—	(1,515.7)	—	(1,713.7)
Other investments, net	—	1.5	(35.2)	—	(33.7)
Sales from consolidated investment entities	—	—	1,063.2	—	1,063.2
Purchase of consolidated investment entities	—	—	(1,095.5)	—	(1,095.5)
Maturity of intercompany loans with maturities more than three months	43.2	—	—	(43.2)	—
Net maturity of short-term intercompany loans to subsidiaries	482.8	(449.9)	465.3	(498.2)	—
Return of capital contributions from subsidiaries	688.1	492.9	—	(1,181.0)	—
Capital contributions to subsidiaries	(1,597.0)	(768.6)	—	2,365.6	—
Collateral received (delivered), net	(75.8)	—	59.7	—	(16.1)
Divestment sale of businesses, net of cash disposed of $57.5	(50.0)	125.0	(57.5)	—	17.5
Purchases of fixed assets, net	—	—	(34.7)	—	(34.7)
Merger of subsidiary into parent	—	450.0	(450.0)	—	—
Other, net	—	—	(55.8)	—	(55.8)

Net cash provided by (used in) investing activities	(693.7)	(150.1)	(1,455.6)	643.2	(1,656.2)

Cash Flows from Financing Activities:
Deposits received for investment contracts	$—	$—	$11,731.3	$—	$11,731.3
Maturities and withdrawals from investment contracts	—	—	(13,207.8)	—	(13,207.8)
Proceeds from issuance of debt with maturities of more than three months	265.1	—	—	—	265.1
Repayment of debt with maturities of more than three months	(319.9)	—	(1,218.3)	—	(1,538.2)
Short-term debt	(121.1)	—	828.8	—	707.7
Intercompany loans with maturities of more than three months	—	—	(43.2)	43.2	—
Net (repayments of) proceeds from short-term intercompany loans	(15.4)	20.8	(503.6)	498.2	—
Dividends to parent	—	—	(100.0)	100.0	—
Return of capital contributions to parent	—	(688.1)	(492.9)	1,181.0	—
Contributions of capital from parent	—	749.0	1,616.6	(2,365.6)	—
Borrowings of consolidated investment entities	—	—	168.3	—	168.3
Repayments of debt of consolidated investment entities	—	—	(40.0)	—	(40.0)
Contributions from (distributions to) participants in consolidated investment entities	—	—	(8.5)	—	(8.5)
Contribution of capital	374.5	—	—	—	374.5

Net cash provided by (used in) financing activities	183.2	81.7	(1,269.3)	(543.2)	(1,547.6)

Net increase (decrease) in cash and cash equivalents	1.1	0.3	(655.5)	—	(654.1)
Cash and cash equivalents, beginning of year	1.9	0.2	1,267.3	—	1,269.4

Cash and cash equivalents, end of year	$3.0	$0.5	$611.8	$—	$615.3

ING U.S., Inc.

Notes to the Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

21.	Subsequent Events

On February 11, 2013, the Company issued $1.0 billion of unsecured 2.9% Senior Notes due 2018 in a private placement with registration rights (the “2018 Notes”). The 2018 Notes are guaranteed by Lion Connecticut Holdings Inc. Interest is payable semi-annually on each February 15 and August 15, commencing on August 15, 2013. ING Financial Markets, LLC, an affiliate, served as Joint Book Running Manager and was paid $0.3 for its services. Concurrently, as a result of the issuance of the 2018 Notes, the revolving credit borrowings sublimit of the Revolving Credit Agreement was reduced by 50% of the issuance to a minimum of $750.0.

During February 2013, the Company made payments totaling $850.0 on the Syndicated Bank Term Loan from the proceeds of the 2018 Notes. The Company will use the remaining proceeds of the 2018 Notes for general corporate purposes including retirement of outstanding commercial paper.

Stock Split

On April 10, 2013, the Company’s Board of Directors authorized the total number of shares of all classes of stock which the Company has the authority to issue to be 1,000,000,000, of which 900,000,000 shares, par value $0.01 per share, shall be designated as common stock and 100,000,000 shares, par value $0.01 per share, shall be designated as preferred stock. In addition, the Company’s Board of Directors authorized a 2,295.248835-for-1 split of the Company’s common stock. These actions were subsequently approved by the Company’s sole shareholder on April 10, 2013, and effected on April 11, 2013. The accompanying Consolidated Financial Statements and Notes to Consolidated Financial Statements give retroactive effect to the stock split for all periods presented. There are no preferred shares issued and outstanding.

ING U.S., Inc.

Condensed Consolidated Balance Sheets

March 31, 2013 (Unaudited) and December 31, 2012

(In millions, except share data)

	March 31, 2013	December 31, 2012
Assets:
Investments:
Fixed maturities, available-for-sale, at fair value (amortized cost of $63,469.6 at 2013 and $62,955.4 at 2012)	$70,622.9	$70,910.3
Fixed maturities, at fair value using the fair value option	2,675.8	2,771.3
Equity securities, available-for-sale, at fair value (cost of $246.5 at 2013 and $297.9 at 2012)	282.3	340.1
Short-term investments	2,992.1	5,991.2
Mortgage loans on real estate, net of valuation allowance of $3.9 at 2013 and at 2012	8,949.4	8,662.3
Policy loans	2,204.4	2,200.3
Limited partnerships/corporations	468.5	465.1
Derivatives	2,077.0	2,374.5
Other investments	166.7	167.0
Securities pledged (amortized cost of $1,656.7 at 2013 and $1,470.0 at 2012)	1,774.7	1,605.5

Total investments	92,213.8	95,487.6
Cash and cash equivalents	2,787.7	1,786.8
Short-term investments under securities loan agreements, including collateral delivered	863.5	664.0
Accrued investment income	900.8	863.5
Reinsurance recoverable	7,151.0	7,379.3
Deferred policy acquisition costs, Value of business acquired	4,019.6	3,656.3
Sales inducements to contract holders	235.5	212.7
Goodwill and other intangible assets	341.8	348.5
Other assets	1,128.2	1,362.5
Assets related to consolidated investment entities:
Limited partnerships/corporations, at fair value	2,980.7	2,931.2
Cash and cash equivalents	1,054.8	440.8
Corporate loans, at fair value using the fair value option	4,043.1	3,559.3
Other assets	31.2	34.3
Assets held in separate accounts	103,098.3	97,667.4

Total assets	$220,850.0	$216,394.2

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Condensed Consolidated Balance Sheets

March 31, 2013 (Unaudited) and December 31, 2012

(In millions, except share data)

	March 31, 2013	December 31, 2012
Liabilities and Shareholder’s Equity:
Future policy benefits	$15,061.5	$15,493.6
Contract owner account balances	70,813.6	70,562.1
Payables under securities loan agreement, including collateral held	1,348.8	1,509.8
Short-term debt	321.2	1,064.6
Long-term debt	3,440.8	3,171.1
Funds held under reinsurance agreements	1,170.8	1,236.6
Derivatives	1,670.6	1,944.2
Pension and other post-employment provisions	906.6	903.2
Current income taxes	13.2	11.7
Deferred income taxes	921.6	1,042.7
Other liabilities	1,231.3	1,604.2
Liabilities related to consolidated investment entities:
Collateralized loan obligations notes, at fair value using the fair value option	4,448.1	3,829.4
Other liabilities	804.7	292.4
Liabilities related to separate accounts	103,098.3	97,667.4

Total liabilities	205,251.1	200,333.0

Shareholder’s equity:
Common stock (900,000,000 shares authorized, 230,079,120 issued and 230,000,000 outstanding, net of 79,120 of Treasury shares; $0.01 par value per share)	2.3	2.3
Additional paid-in capital	22,909.9	22,917.6
Accumulated other comprehensive income	3,452.8	3,710.7
Retained earnings (deficit):
Appropriated-consolidated investment entities	0.2	6.4
Unappropriated	(12,974.1)	(12,762.1)

Total ING U.S., Inc. shareholder’s equity	13,391.1	13,874.9
Noncontrolling interest	2,207.8	2,186.3

Total shareholder’s equity	15,598.9	16,061.2

Total liabilities and shareholder’s equity	$220,850.0	$216,394.2

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Condensed Consolidated Statements of Operations

For the Three Months Ended March 31, 2013, and 2012 (Unaudited)

(In millions, except per share data)

	Three Months Ended March 31,
	2013	2012
Revenues:
Net investment income	$1,198.7	$1,277.4
Fee income	891.9	889.0
Premiums	471.9	461.6
Net realized gains (losses):
Total other-than-temporary impairments	(11.6)	(7.3)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	(0.6)	(0.4)

Net other-than-temporary impairments recognized in earnings	(11.0)	(6.9)
Other net realized capital gains (losses)	(863.8)	(1,243.0)

Total net realized capital gains (losses)	(874.8)	(1,249.9)
Other revenue	95.6	89.0
Income (loss) related to consolidated investment entities:
Net investment income (loss)	44.2	34.9
Changes in fair value related to collateralized loan obligations	(8.9)	(16.7)

Total revenues	1,818.6	1,485.3

Benefits and expenses:
Policyholder benefits	540.5	448.1
Interest credited to contract owner account balance	520.9	570.1
Operating expenses	759.1	759.4
Net amortization of deferred policy acquisition costs and value of business acquired	130.5	173.7
Interest expense	44.4	24.3
Operating expenses related to consolidated investment entities:
Interest expense	36.8	22.2
Other expense	0.7	0.4

Total benefits and expenses	2,032.9	1,998.2

Income (loss) before income taxes	(214.3)	(512.9)
Income tax expense	11.2	7.9

Net income (loss)	(225.5)	(520.8)
Less: Net income (loss) attributable to noncontrolling interest	(13.5)	(15.6)

Net income (loss) available to ING U.S., Inc.’s common shareholder	$(212.0)	$(505.2)

Net income (loss) available to ING U.S., Inc.’s common shareholder per common share	$(0.92)	$(2.20)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Condensed Consolidated Statements of Comprehensive Income

For the Three Months Ended March 31, 2013, and 2012 (Unaudited)

(In millions)

	Three Months Ended March 31,
	2013	2012
Net income (loss)	$(225.5)	$(520.8)
Other comprehensive income (loss), before tax:
Unrealized gains/(losses) on securities	(399.9)	(75.7)
Other-than-temporary impairments	10.9	12.8
Pension and other postretirement benefits liability	(3.5)	(3.8)

Other comprehensive income (loss), before tax	(392.5)	(66.7)
Income tax (benefit) related to items of other comprehensive income (loss)	(134.6)	(58.7)

Other comprehensive income (loss), after tax	(257.9)	(8.0)

Comprehensive income (loss)	(483.4)	(528.8)
Less: Comprehensive income (loss) attributable to the noncontrolling interest	(13.5)	(15.6)

Comprehensive income (loss) attributable to ING U.S., Inc.’s common shareholder	$(469.9)	$(513.2)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Condensed Consolidated Statements of Changes in Shareholder’s Equity

For the Three Months Ended March 31, 2013 and 2012 (Unaudited)

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)		Total ING U.S., Inc. Shareholder’s Equity	Noncontrolling Interest	Total Shareholder’s Equity
				Appropriated	Unappropriated
Balance at January 1, 2013	$2.3	$22,917.6	$3,710.7	$6.4	$(12,762.1)	$13,874.9	$2,186.3	$16,061.2
Comprehensive income (loss):
Net income (loss)	—	—	—	—	(212.0)	(212.0)	(13.5)	(225.5)
Other comprehensive income (loss), after tax	—	—	(257.9)	—	—	(257.9)	—	(257.9)

Total comprehensive income (loss)						(469.9)	(13.5)	(483.4)
Reclassification of noncontrolling interest		—	—	(6.2)	—	(6.2)	6.2	—
Employee related benefits	—	(7.7)	—	—	—	(7.7)	—	(7.7)
Contribution from (Distribution to) noncontrolling interest, net	—	—	—	—	—	—	28.8	28.8

Balance at March 31, 2013	$2.3	$22,909.9	$3,452.8	$0.2	$(12,974.1)	$13,391.1	$2,207.8	$15,598.9

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)		Total ING U.S., Inc. Shareholder’s Equity	Noncontrolling Interest	Total Shareholder’s Equity
				Appropriated	Unappropriated
Balance at January 1, 2012	$2.3	$22,865.2	$2,595.0	$126.5	$(13,235.1)	$12,353.9	$1,572.2	$13,926.1
Comprehensive income (loss):
Net income (loss)	—	—	—	—	(505.2)	(505.2)	(15.6)	(520.8)
Other comprehensive income (loss), after tax	—	—	(8.0)	—	—	(8.0)	—	(8.0)

Total comprehensive income (loss)						(513.2)	(15.6)	(528.8)
Reclassification of noncontrolling interest	—	—	—	(16.7)	—	(16.7)	16.7	—
Employee related benefits	—	5.9	—	—	—	5.9	—	5.9
Contribution from (Distribution to) noncontrolling interest, net	—	—	—	—	—	—	59.6	59.6

Balance at March 31, 2012	$2.3	$22,871.1	$2,587.0	$109.8	$(13,740.3)	$11,829.9	$1,632.9	$13,462.8

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2013, and 2012 (Unaudited)

(In millions)

	Three Months Ended March 31,
	2013	2012
Net cash (used in) provided by operating activities	$(28.4)	$324.3

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of:
Fixed maturities	$4,455.8	$5,838.7
Equity securities, available-for-sale	28.4	23.5
Mortgage loans on real estate	318.3	316.3
Loan - Dutch State obligation	—	145.3
Limited partnerships/corporations	18.0	63.1
Acquisition of:
Fixed maturities	(4,802.8)	(4,233.3)
Equity securities, available-for-sale	(9.4)	(9.9)
Mortgage loans on real estate	(581.4)	(553.9)
Limited partnerships/corporations	(9.8)	(77.3)
Short-term investments, net	2,999.1	499.4
Policy loans, net	(4.1)	39.8
Derivatives, net	(1,089.6)	(1,171.2)
Other investments, net	11.8	(0.1)
Sales from consolidated investment entities	573.8	181.5
Purchase of consolidated investment entities	(613.8)	(380.0)
Collateral received (delivered), net	(360.5)	(209.4)
Purchases of fixed assets, net	(6.6)	(8.2)
Other, net	—	(0.2)

Net cash provided by investing activities	927.2	464.1

Cash Flows from Financing Activities:
Deposits received for investment contracts	$2,936.2	$4,251.2
Maturities and withdrawals from investment contracts	(2,996.6)	(4,918.2)
Proceeds from issuance of debt with maturities of more than three months	1,000.6	43.9
Repayment of debt with maturities of more than three months	(1,304.6)	(47.6)
Short-term debt	(169.7)	129.1
Debt issuance costs	(6.5)	—
Contributions from participants in consolidated investment entities	642.7	392.2

Net cash (used in) provided by financing activities	102.1	(149.4)

Net increase in cash and cash equivalents	1,000.9	639.0
Cash and cash equivalents, beginning of period	1,786.8	638.0

Cash and cash equivalents, end of period	$2,787.7	$1,277.0

Supplemental cash flow information:
Income taxes paid, net	$(3.2)	$(2.2)
Interest paid	55.1	29.4

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

1.	Business, Basis of Presentation and Significant Accounting Policies

Business

ING U.S., Inc. and its subsidiaries (collectively “the Company”) is a financial services organization in the United States that offers a broad range of retirement services, annuities, investment management services, mutual funds, life insurance, group insurance and supplemental health products, guaranteed investment contracts, and funding agreements.

In 2009, ING Groep N.V. (“ING Group” or “ING”) announced the anticipated separation of its global banking and insurance businesses, including the divestiture of the Company. On May 7, 2013, ING U.S., Inc. completed the offering of 65,192,307 shares of its common stock, including the issuance and sale by ING U.S., Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. (“ING International”), an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of ING U.S., Inc. of 34,423,077 shares of outstanding common stock of ING U.S., Inc. (collectively, the “IPO”). On May 31, 2013, the underwriters acquired 9,778,696 additional shares of common stock of ING U.S., Inc. from ING International at the IPO offering price. Following the IPO and the exercise of the underwriters’ over-allotment option, ING International owns 71% of the outstanding common stock of ING U.S., Inc. ING International is a wholly owned subsidiary of ING Verzekeringen N.V. (“ING V”), which is a wholly owned subsidiary of ING Insurance Topholding N.V., which is a wholly owned subsidiary of ING Group, the ultimate parent company. ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol “ING.”

On April 11, 2013, the Company announced plans to rebrand in the future as Voya Financial. The Voya Financial identity is reflected in the Company’s new ticker symbol (NYSE: VOYA).

The Company provides its principal products and services in three businesses (Retirement Solutions, Investment Management and Insurance Solutions) and reports results through five ongoing operating segments, including Retirement, Annuities, Investment Management, Individual Life and Employee Benefits. The Company also has a Corporate segment, which includes the financial data not directly related to the businesses and Closed Block segments. See the Segments Note to these Condensed Consolidated Financial Statements.

Basis of Presentation

On April 10, 2013, the Company’s Board of Directors authorized the total number of shares of all classes of stock which the Company has the authority to issue to be 1,000,000,000, of which 900,000,000 shares, par value $0.01 per share, are designated as common stock and a 100,000,000 shares, par value $0.01 per share, are designated as preferred stock. In addition, the Company’s Board of Directors authorized a 2,295.248835-for-1 split of the Company’s common stock. These actions were subsequently approved by the Company’s sole stockholder on April 10, 2013 and effected on April 11, 2013, resulting in 230,079,120 shares of common stock issued, including 79,120 of Treasury shares, and 230,000,000 shares of common stock outstanding and held by ING International, prior to the IPO. The accompanying Condensed Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements give retroactive effect to the stock split for all periods presented. There are no preferred shares issued or outstanding.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The accompanying Condensed Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are unaudited. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Condensed Consolidated Financial Statements include the accounts of ING U.S., Inc. and its subsidiaries, as well as partnerships (voting interest entities (“VOEs”)) in which the Company has control and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. See the Consolidated Investment Entities Note to these Condensed Consolidated Financial Statements.

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications. Intercompany transactions and balances have been eliminated.

The accompanying Condensed Consolidated Financial Statements reflect all adjustments (including normal, recurring adjustments) necessary to present fairly the financial position of the Company as of March 31, 2013, its results of operations, comprehensive income, changes in shareholder’s equity and cash flows for the three months ended March 31, 2013 and 2012, in conformity with U.S. GAAP. Interim results are not necessarily indicative of full year performance. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements included in the Company’s prospectus dated May 1, 2013, filed with the SEC pursuant to Rule 424(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”) on May 3, 2013 (the “Prospectus”).

Adoption of New Pronouncements

Disclosures about Offsetting Assets and Liabilities

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-11, “Balance Sheet (Accounting Standards Codification (“ASC”) Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2013-01 and ASU 2011-11 were adopted retrospectively by the Company on January 1, 2013. The adoption had no effect on the Company’s financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-11 and ASU 2013-01 are included in the Derivative Financial Instruments Note to these Condensed Consolidated Financial Statements.

Disclosures about Amounts Reclassified out of AOCI

In January 2013, the FASB issued ASU 2013-02, “Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 were adopted by the Company on January 1, 2013. The adoption had no effect on the Company’s financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2013-02, including comparative period disclosures, are included in the Accumulated Other Comprehensive Income Note to these Condensed Consolidated Financial Statements.

Future Adoption of Accounting Pronouncements

Joint and Several Liability Arrangements

In February 2013, the FASB issued ASU 2013-04, “Liabilities (ASC Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (“ASU 2013-04”), which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations.

The provisions of ASU 2013-04 are effective for years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied retrospectively for those obligations resulting from joint and several liability arrangements that exist at the beginning of an entity’s year of adoption. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2013-04.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

2.	Investments (excluding Consolidated Investment Entities)

Fixed Maturities and Equity Securities

Available-for-sale and fair value option (“FVO”) fixed maturities and equity securities were as follows as of March 31, 2013:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives(2)	Fair Value	OTTI(3)
Fixed maturities:
U.S. Treasuries	$5,186.3	$575.2	$4.0	$—	$5,757.5	$—
U.S. government agencies and authorities	642.0	67.5	—	—	709.5	—
State, municipalities and political subdivisions	288.6	29.2	—	—	317.8	—
U.S. corporate securities	34,082.4	3,770.8	93.3	—	37,759.9	13.0

Foreign securities:(1)
Government	1,072.1	93.3	9.3	—	1,156.1	—
Other	13,601.1	1,393.9	41.1	—	14,953.9	—

Total foreign securities	14,673.2	1,487.2	50.4	—	16,110.0	—

Residential mortgage-backed securities:
Agency	4,941.3	578.7	17.0	138.0	5,641.0	1.1
Non-Agency	1,489.8	194.9	46.9	74.1	1,711.9	130.4

Total Residential mortgage-backed securities	6,431.1	773.6	63.9	212.1	7,352.9	131.5
Commercial mortgage-backed securities	4,301.4	515.8	4.0	—	4,813.2	4.4
Other asset-backed securities	2,197.1	116.7	53.2	(8.0)	2,252.6	14.2

Total fixed maturities, including securities pledged	67,802.1	7,336.0	268.8	204.1	75,073.4	163.1
Less: Securities pledged	1,656.7	126.1	8.1	—	1,774.7	—

Total fixed maturities	66,145.4	7,209.9	260.7	204.1	73,298.7	163.1

Equity securities:
Common stock	192.6	0.3	0.2	—	192.7	—
Preferred stock	53.9	35.7	—	—	89.6	—

Total equity securities	246.5	36.0	0.2	—	282.3	—

Total fixed maturities and equity securities investments	$66,391.9	$7,245.9	$260.9	$204.1	$73,581.0	$163.1

(1)	Primarily U.S. dollar denominated.
(2)

Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.

(3)	Represents Other-than Temporary-Impairments (“OTTI”) reported as a component of Other comprehensive income.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives(2)	Fair Value	OTTI(3)
Fixed maturities:
U.S. Treasuries	$5,194.3	$691.2	$1.8	$—	$5,883.7	$—
U.S. government agencies and authorities	645.4	78.8	—	—	724.2	—
State, municipalities and political subdivisions	320.2	32.6	—	—	352.8	—
U.S. corporate securities	32,986.1	4,226.6	48.8	—	37,163.9	13.4

Foreign securities(1):
Government	1,069.4	125.2	4.6	—	1,190.0	—
Other	13,321.8	1,527.4	54.7	—	14,794.5	—

Total foreign securities	14,391.2	1,652.6	59.3	—	15,984.5	—

Residential mortgage-backed securities:
Agency	5,071.6	633.3	14.8	156.0	5,846.1	1.2
Non-Agency	1,612.6	198.6	71.9	81.6	1,820.9	139.6

Total Residential mortgage-backed securities	6,684.2	831.9	86.7	237.6	7,667.0	140.8
Commercial mortgage-backed securities	4,438.9	513.6	6.1	—	4,946.4	4.4
Other asset-backed securities	2,536.4	128.4	90.0	(10.2)	2,564.6	15.4

Total fixed maturities, including securities pledged	67,196.7	8,155.7	292.7	227.4	75,287.1	174.0
Less: Securities pledged	1,470.0	139.6	4.1	—	1,605.5	—

Total fixed maturities	65,726.7	8,016.1	288.6	227.4	73,681.6	174.0

Equity securities:
Common stock	194.4	13.2	1.0	—	206.6	—
Preferred stock	103.5	30.0	—	—	133.5	—

Total equity securities	297.9	43.2	1.0	—	340.1	—

Total fixed maturities and equity securities investments	$66,024.6	$8,059.3	$289.6	$227.4	$74,021.7	$174.0

(1)	Primarily U.S. dollar denominated.
(2)

Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.

(3)	Represents OTTI reported as a component of Other comprehensive income.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of March 31, 2013, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities (“MBS”) and Other asset-backed securities (“ABS”) are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:
One year or less	$2,923.6	$3,021.8
After one year through five years	14,250.2	15,205.4
After five years through ten years	18,184.4	19,830.3
After ten years	19,514.3	22,597.2
Mortgage-backed securities	10,732.5	12,166.1
Other asset-backed securities	2,197.1	2,252.6

Fixed maturities, including securities pledged	$67,802.1	$75,073.4

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of March 31, 2013 and December 31, 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company’s consolidated Shareholder’s equity.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
March 31, 2013
Communications	$4,048.7	$510.2	$10.9	$4,548.0
Financial	6,027.8	748.3	32.7	6,743.4
Industrial and other companies	27,160.9	2,621.1	66.8	29,715.2
Utilities	9,007.6	1,128.7	20.6	10,115.7
Transportation	1,438.5	156.4	3.4	1,591.5

Total	$47,683.5	$5,164.7	$134.4	$52,713.8

December 31, 2012
Communications	$3,609.5	$563.4	$2.4	$4,170.5
Financial	5,912.9	749.4	46.7	6,615.6
Industrial and other companies	26,613.3	3,063.3	24.2	29,652.4
Utilities	8,893.1	1,210.5	28.9	10,074.7
Transportation	1,279.1	167.4	1.3	1,445.2

Total	$46,307.9	$5,754.0	$103.5	$51,958.4

The Company invests in various categories of collateralized mortgage obligations (“CMOs”), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of March 31, 2013 and December 31, 2012, approximately 32.5% and 33.1%, respectively, of the Company’s CMO holdings, such as interest-only or principal-only strips were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities (“dollar rolls”) and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of March 31, 2013 and December 31, 2012, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of March 31, 2013 and December 31, 2012, the Company did not have any securities pledged under reverse repurchase agreements.

Securities Lending

The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. As of March 31, 2013 and December 31, 2012, the fair value of loaned securities was $804.8 and $601.8, respectively, and is included in Securities pledged on the Condensed Consolidated Balance Sheets. As of March 31, 2013 and December 31, 2012, collateral retained by the lending agent and invested in liquid assets on the Company’s behalf was $827.5 and $619.5, respectively, and recorded in Short-term investments under securities loan agreement, including collateral delivered on the Condensed Consolidated Balance Sheets. As of March 31, 2013 and December 31, 2012, liabilities to return collateral of $827.5 and $619.5, respectively, were included in Payables under securities loan agreement, including collateral held on the Condensed Consolidated Balance Sheets.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of March 31, 2013:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$72.6	$4.0	$—	$—	$—	$—	$72.6	$4.0
U.S. corporate, state and municipalities	3,128.0	64.7	143.6	5.1	191.9	23.5	3,463.5	93.3
Foreign	968.5	22.5	47.1	4.3	191.7	23.6	1,207.3	50.4
Residential mortgage-backed	682.8	6.5	63.3	2.7	477.8	54.7	1,223.9	63.9
Commercial mortgage-backed	5.8	—	1.9	0.1	43.4	3.9	51.1	4.0
Other asset-backed	81.8	0.1	10.0	1.3	442.8	51.8	534.6	53.2

Total	$4,939.5	$97.8	$265.9	$13.5	$1,347.6	$157.5	$6,553.0	$268.8

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$451.2	$1.8	$—	$—	$—	$—	$451.2	$1.8
U.S. corporate, state and municipalities	1,333.4	19.2	116.5	3.0	231.2	26.6	1,681.1	48.8
Foreign	360.2	12.7	59.8	7.4	314.9	39.2	734.9	59.3
Residential mortgage-backed	369.3	6.4	42.0	2.1	585.1	78.2	996.4	86.7
Commercial mortgage-backed	22.0	0.2	15.3	1.7	44.4	4.2	81.7	6.1
Other asset-backed	70.2	—	7.0	1.2	609.2	88.8	686.4	90.0

Total	$2,606.3	$40.3	$240.6	$15.4	$1,784.8	$237.0	$4,631.7	$292.7

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 89.5% and 88.3% of the average book value as of March 31, 2013 and December 31, 2012, respectively.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
March 31, 2013
Six months or less below amortized cost	$5,279.7	$16.2	$126.0	$3.9	474	16
More than six months and twelve months or less below amortized cost	594.0	41.3	37.4	11.3	119	9
More than twelve months below amortized cost	672.5	218.1	28.5	61.7	218	54

Total	$6,546.2	$275.6	$191.9	$76.9	811	79

December 31, 2012
Six months or less below amortized cost	$3,154.6	$42.1	$95.2	$11.4	308	21
More than six months and twelve months or less below amortized cost	363.3	30.2	19.5	10.3	83	9
More than twelve months below amortized cost	940.1	394.1	35.9	120.4	221	95

Total	$4,458.0	$466.4	$150.6	$142.1	612	125

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
March 31, 2013
U.S. Treasuries	$76.6	$—	$4.0	$—	2	—
U.S. corporate, state and municipalities	3,527.0	29.8	82.6	10.7	218	1
Foreign	1,182.5	75.2	29.8	20.6	95	7
Residential mortgage-backed	1,195.5	92.3	37.4	26.5	393	54
Commercial mortgage-backed	53.1	2.0	3.7	0.3	10	1
Other asset-backed	511.5	76.3	34.4	18.8	93	16

Total	$6,546.2	$275.6	$191.9	$76.9	811	79

December 31, 2012
U.S. Treasuries	$453.0	$—	$1.8	$—	3	—
U.S. corporate, state and municipalities	1,688.5	41.4	33.1	15.7	109	3
Foreign	684.9	109.3	24.1	35.2	50	14
Residential mortgage-backed	938.3	144.8	42.5	44.2	343	77
Commercial mortgage-backed	85.9	1.9	5.6	0.5	19	1
Other asset-backed	607.4	169.0	43.5	46.5	88	30

Total	$4,458.0	$466.4	$150.6	$142.1	612	125

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize loan-to-value, credit enhancement and fixed floating rate details for RMBS and Other ABS in a gross unrealized loss position as of the dates indicated:

	Loan-to-Value Ratio
	Amortized Cost		Unrealized Capital Losses
March 31, 2013	< 20%	> 20%	< 20%	> 20%
RMBS and Other ABS(1)
Non-agency RMBS > 100%	$374.2	$103.9	$26.0	$27.3
Non-agency RMBS 90% - 100%	106.6	15.2	8.9	5.1
Non-agency RMBS 80% - 90%	91.3	23.3	8.7	5.1
Non-agency RMBS < 80%	306.5	12.6	14.7	3.9
Agency RMBS	737.4	11.2	12.3	3.3
Other ABS (Non-RMBS)	91.1	2.3	1.3	0.5

Total RMBS and Other ABS	$1,707.1	$168.5	$71.9	$45.2

	Credit Enhancement Percentage
	Amortized Cost		Unrealized Capital Losses
March 31, 2013	< 20%	> 20%	< 20%	> 20%
RMBS and Other ABS(1)
Non-agency RMBS 10% +	$607.2	$86.4	$43.7	$20.5
Non-agency RMBS 5% - 10%	94.9	2.2	3.1	0.6
Non-agency RMBS 0% - 5%	103.7	5.2	5.0	2.3
Non-agency RMBS 0%	72.8	61.2	6.5	18.0
Agency RMBS	737.4	11.2	12.3	3.3
Other ABS (Non-RMBS)	91.1	2.3	1.3	0.5

Total RMBS and Other ABS	$1,707.1	$168.5	$71.9	$45.2

	Fixed Rate/Floating Rate
	Amortized Cost		Unrealized Capital Losses
March 31, 2013	< 20%	> 20%	< 20%	> 20%
Fixed Rate	$780.5	$22.7	$13.1	$6.3
Floating Rate	926.6	145.8	58.8	38.9

Total	$1,707.1	$168.5	$71.9	$45.2

(1)	For purposes of this table, subprime mortgages are included in Non-agency RMBS categories.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

	Loan-to-Value Ratio
	Amortized Cost		Unrealized Capital Losses
December 31, 2012	< 20%	> 20%	< 20%	> 20%
RMBS and Other ABS(1)
Non-agency RMBS > 100%	$562.3	$203.8	$39.5	$58.0
Non-agency RMBS 90% - 100%	134.2	35.2	12.8	10.7
Non-agency RMBS 80% - 90%	78.9	46.9	7.5	12.1
Non-agency RMBS < 80%	288.9	17.5	14.0	5.5
Agency RMBS	398.0	8.1	11.0	3.8
Other ABS (Non-RMBS)	83.4	2.3	1.2	0.6

Total RMBS and Other ABS	$1,545.7	$313.8	$86.0	$90.7

	Credit Enhancement Percentage
	Amortized Cost		Unrealized Capital Losses
December 31, 2012	< 20%	> 20%	< 20%	> 20%
RMBS and Other ABS(1)
Non-agency RMBS 10% +	$706.8	$187.1	$53.8	$51.2
Non-agency RMBS 5% - 10%	187.6	2.2	6.8	0.7
Non-agency RMBS 0% - 5%	89.4	12.3	7.6	4.2
Non-agency RMBS 0%	80.5	101.8	5.6	30.2
Agency RMBS	398.0	8.1	11.0	3.8
Other ABS (Non-RMBS)	83.4	2.3	1.2	0.6

Total RMBS and Other ABS	$1,545.7	$313.8	$86.0	$90.7

	Fixed Rate/Floating Rate
	Amortized Cost		Unrealized Capital Losses
December 31, 2012	< 20%	> 20%	< 20%	> 20%
Fixed Rate	$669.4	$33.3	$14.2	$10.2
Floating Rate	876.3	280.5	71.8	80.5

Total	$1,545.7	$313.8	$86.0	$90.7

(1)	For purposes of this table, subprime mortgages are included in Non-agency RMBS categories.

All investments with fair values less than amortized cost are included in the Company’s other-than-temporary impairments analysis, and impairments were recognized as disclosed in the “Evaluating Securities for Other-Than-Temporary Impairments” section below. The Company evaluates non-agency RMBS and ABS for “other-than-temporary impairments” each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company’s assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security’s position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS), and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Fixed Maturity Securities Credit Quality - Ratings

Information about certain of the Company’s fixed maturity securities holdings by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company’s best estimate of comparable ratings from rating agencies, including Fitch Ratings, Inc. (“Fitch”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”). If no rating is available from a rating agency, then an internally developed rating is used.

The fixed maturities in the Company’s portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

•	when three ratings are received, the middle rating is applied;
•	when two ratings are received, the lower rating is applied;
•	when a single rating is received, the ARO rating is applied; and
•	when ratings are unavailable, an internal rating is applied.

Subprime and Alt-A Mortgage Exposure

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A mortgages to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

The Company’s exposure to subprime mortgage-backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages and the majority of these holdings are included in Other ABS in

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

the Fixed Maturities and Equity Securities section above. As of March 31, 2013, the fair value and gross unrealized losses related to the Company’s exposure to subprime mortgage-backed securities were $836.9 and $52.1, respectively, representing 1.1% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2012, the fair value and gross unrealized losses related to the Company’s exposure to subprime mortgage-backed securities were $967.3 and $89.1, respectively, representing 1.3% of total fixed maturities, including securities pledged, based on fair value.

The following tables summarize the Company’s exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of the dates indicated:

	% of Total Subprime Mortgage-backed Securities
	NAIC Designation		ARO Ratings		Vintage
March 31, 2013
	1	60.0%	AAA	0.4%	2007	29.1%
	2	6.5%	AA	1.0%	2006	32.5%
	3	22.9%	A	5.8%	2005 and prior	38.4%

	4	9.5%	BBB	6.0%		100.0%

	5	0.8%	BB and below	86.8%

	6	0.3%		100.0%

		100.0%

December 31, 2012
	1	60.3%	AAA	1.1%	2007	29.1%
	2	11.9%	AA	1.0%	2006	36.8%
	3	16.7%	A	5.4%	2005 and prior	34.1%

	4	8.1%	BBB	6.0%		100.0%

	5	2.8%	BB and below	86.5%

	6	0.2%		100.0%

		100.0%

The Company’s exposure to Alt-A mortgages is included in Residential mortgage-backed securities in the “Fixed Maturities and Equity Securities” section above. As of March 31, 2013, the fair value and gross unrealized losses related to the Company’s exposure to Alt-A RMBS aggregated to $402.0 and $31.3, respectively, representing 0.5% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2012, the fair value and gross unrealized losses related to the Company’s exposure to Alt-A RMBS aggregated to $411.3 and $47.9, respectively, representing 0.5% of total fixed maturities, including securities pledged, based on fair value.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company’s exposure to Alt-A residential mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of the dates indicated:

	% of Total Alt-A Mortgage-backed Securities
	NAIC Designation		ARO Ratings		Vintage
March 31, 2013
	1	42.4%	AAA	0.1%	2007	20.8%
	2	11.4%	AA	0.5%	2006	26.0%
	3	23.2%	A	2.0%	2005 and prior	53.2%

	4	18.7%	BBB	3.4%		100.0%

	5	3.6%	BB and below	94.0%

	6	0.7%		100.0%

		100.0%

December 31, 2012
	1	34.1%	AAA	0.2%	2007	20.4%
	2	11.9%	AA	1.2%	2006	25.9%
	3	18.8%	A	1.5%	2005 and prior	53.7%

	4	26.9%	BBB	4.1%		100.0%

	5	7.5%	BB and below	93.0%

	6	0.8%		100.0%

		100.0%

Commercial Mortgage-backed and Other Asset-backed Securities

As of March 31, 2013 and December 31, 2012, the fair value of the Company’s CMBS totaled $4.8 billion and $4.9 billion, respectively. As of March 31, 2013 and December 31, 2012, the gross unrealized losses related to CMBS totaled $4.0 and $6.1, respectively. CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company’s exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of the dates indicated:

	% of Total CMBS
	NAIC Designation		ARO Ratings		Vintage
March 31, 2013
	1	98.1%	AAA	37.0%	2008	0.2%
	2	1.5%	AA	16.5%	2007	37.6%
	3	0.3%	A	11.6%	2006	30.7%
	4	0.1%	BBB	18.0%	2005 and prior	31.5%

	5	—%	BB and below	16.9%		100.0%

	6	—%		100.0%

		100.0%

December 31, 2012
	1	98.3%	AAA	38.1%	2008	0.3%
	2	1.4%	AA	17.2%	2007	37.4%
	3	0.2%	A	11.2%	2006	30.2%
	4	0.1%	BBB	17.8%	2005 and prior	32.1%

	5	—%	BB and below	15.7%		100.0%

	6	—%		100.0%

		100.0%

As of March 31, 2013 and December 31, 2012, the fair value of the Company’s Other ABS, excluding subprime exposure, totaled $1.4 billion and $1.6 billion, respectively. As of March 31, 2013 and December 31, 2012, the gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $1.9 and $1.8, respectively.

As of March 31, 2013, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 41.4%, 3.8% and 33.0%, respectively, of total Other ABS, excluding subprime exposure. As of December 31, 2012, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 40.5%, 4.1% and 33.3%, respectively, of total Other ABS, excluding subprime exposure.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company’s exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of the dates indicated:

	% of Total Other ABS
	NAIC Designation		ARO Ratings		Vintage
March 31, 2013
	1	98.3%	AAA	92.2%	2013	1.9%
	2	0.9%	AA	2.0%	2012	22.7%
	3	0.1%	A	4.1%	2011	12.7%
	4	—%	BBB	0.9%	2010	5.7%
	5	—%	BB and below	0.8%	2009	2.1%

	6	0.7%		100.0%	2008	6.0%

		100.0%			2007 and prior	48.9%

						100.0%

December 31, 2012
	1	97.7%	AAA	91.9%	2012	24.6%
	2	1.7%	AA	0.9%	2011	14.9%
	3	0.1%	A	4.9%	2010	5.8%
	4	—%	BBB	1.7%	2009	2.1%
	5	—%	BB and below	0.6%	2008	5.9%

	6	0.5%		100.0%	2007	18.4%

		100.0%			2006 and prior	28.3%

						100.0%

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of March 31, 2013, the Company had no private placement troubled debt restructurings and no commercial mortgage loan

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

troubled debt restructurings. As of December 31, 2012, the Company had one private placement troubled debt restructuring with a pre-modification carrying value of $1.2, which was written down to zero and no commercial mortgage loan troubled debt restructurings.

As of March 31, 2013 and December 31, 2012, the Company had no commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company’s mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The following table summarizes the Company’s investment in mortgage loans as of the dates indicated:

	March 31, 2013	December 31, 2012
Commercial mortgage loans	$8,953.3	$8,666.2
Collective valuation allowance	(3.9)	(3.9)

Total net commercial mortgage loans	$8,949.4	$8,662.3

There were no impairments taken on the mortgage loan portfolio for the three months ended March 31, 2013 and 2012.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the periods indicated:

	Three Months Ended March 31, 2013	Twelve Months Ended December 31, 2012
Collective valuation allowance for losses, beginning of period	$3.9	$4.4
Addition to (reduction of) allowance for losses	—	(0.5)

Collective valuation allowance for losses, end of period	$3.9	$3.9

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	March 31, 2013	December 31, 2012
Impaired loans with allowances for losses	$—	$—
Impaired loans without allowances for losses	16.8	16.8

Subtotal	16.8	16.8
Less: Allowances for losses on impaired loans	—	—

Impaired loans, net	$16.8	$16.8

Unpaid principal balance of impaired loans	$31.9	$31.9

The following table presents information on restructured loans, loans 90 days or more past due and loans in foreclosure as of the dates indicated:

	March 31, 2013	December 31, 2012
Troubled debt restructured loans(1)	$—	$—
Loans 90 days or more past due, interest no longer accruing, at amortized cost(1)	—	—
Loans in foreclosure, at amortized cost(1)	9.0	9.0
Unpaid principal balance of loans 90 days or more past due, interest no longer accruing	—	—
(1)

Amounts included in Troubled debt restructured loans, Loans 90 days or more past due and Loans in foreclosure, which were also impaired, are included in the Impaired loans, average investment during the period as shown in the table below.

There were four mortgage loans in the Company’s portfolio in process of foreclosure as of March 31, 2013 and December 31, 2012 with a total amortized cost of $9.0. There were no other loans in arrears with respect to principal and interest as of March 31, 2013 and December 31, 2012.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Three Months Ended March 31,
	2013	2012
Impaired loans, average investment during period (book value)	$16.9	$44.6
Interest income recognized on impaired loans, on an accrual basis	0.2	0.4
Interest income recognized on impaired loans, on a cash basis	0.2	0.5
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	0.4

Loan-to-value (“LTV”) and debt service coverage (“DSC”) ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property’s net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property’s operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of the dates indicated:

	March 31, 2013(1)	December 31, 2012(1)
Loan-to-Value Ratio:
0% - 50%	$1,913.7	$1,987.9
50% - 60%	2,437.7	2,425.2
60% - 70%	4,136.2	3,736.1
70% - 80%	431.3	481.7
80% and above	34.4	35.3

Total Commercial mortgage loans	$8,953.3	$8,666.2

(1)	Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of the dates indicated:

	March 31, 2013(1)	December 31, 2012(1)
Debt Service Coverage Ratio:
Greater than 1.5x	$6,114.6	$5,953.7
1.25x - 1.5x	1,454.0	1,336.3
1.0x - 1.25x	1,016.8	992.7
Less than 1.0x	359.0	374.6
Commercial mortgage loans secured by land or construction loans	8.9	8.9

Total Commercial mortgage loans	$8,953.3	$8,666.2

(1)	Balances do not include allowance for mortgage loan credit losses.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	March 31, 2013(1)		December 31, 2012(1)
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:
Pacific	$2,025.5	22.7%	$1,973.9	22.8%
South Atlantic	1,725.9	19.3%	1,687.6	19.4%
Middle Atlantic	1,000.5	11.2%	1,059.5	12.2%
East North Central	1,020.1	11.4%	962.8	11.1%
West South Central	1,301.6	14.5%	1,176.3	13.6%
Mountain	800.9	8.9%	718.2	8.3%
West North Central	535.0	6.0%	537.5	6.2%
New England	334.8	3.7%	334.6	3.9%
East South Central	209.0	2.3%	215.8	2.5%

Total Commercial mortgage loans	$8,953.3	100.0%	$8,666.2	100.0%

(1)	Balances do not include allowance for mortgage loan credit losses.

	March 31, 2013(1)		December 31, 2012(1)
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:
Industrial	$3,385.2	37.7%	$3,361.5	38.8%
Retail	2,609.9	29.2%	2,350.2	27.1%
Office	1,243.3	13.9%	1,284.7	14.8%
Apartments	935.8	10.5%	952.1	11.0%
Hotel/Motel	324.1	3.6%	280.6	3.2%
Mixed Use	101.1	1.1%	74.0	0.9%
Other	353.9	4.0%	363.1	4.2%

Total Commercial mortgage loans	$8,953.3	100.0%	$8,666.2	100.0%

(1)	Balances do not include allowance for mortgage loan credit losses.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	March 31, 2013(1)	December 31, 2012(1)
Year of Origination:
2013	$580.8	$—
2012	1,797.0	1,821.0
2011	1,915.5	1,940.8
2010	418.7	429.9
2009	174.5	175.1
2008	670.8	725.1
2007 and prior	3,396.0	3,574.3

Total Commercial mortgage loans	$8,953.3	$8,666.2

(1)	Balances do not include allowance for mortgage loan credit losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following tables identify the Company’s credit-related and intent-related impairments included in the Condensed Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Three Months Ended March 31,
	2013		2012
	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$—	—	$0.4	1
Foreign(1)	—	—	0.8	2
Residential mortgage-backed	3.6	74	3.3	62
Commercial mortgage-backed	0.1	2	1.7	1
Other asset-backed (2)	7.3	2	0.7	3

Total	$11.0	78	$6.9	69

(1)	Primarily U.S. dollar denominated.
(2)	Includes loss on real estate owned that is classified as Other assets on the Condensed Consolidated Balance Sheets.

The above tables include $3.6 and $3.8 of write-downs related to credit impairments for the three months ended March 31, 2013 and 2012, respectively, in Other-than-temporary impairments, which are recognized in the Condensed Consolidated Statements of Operations. The remaining $7.4 and $3.1 and in write-downs for the three months ended March 31, 2013 and 2012, respectively, are related to intent impairments.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Three Months Ended March 31,
	2013		2012
	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$—	—	$0.4	1
Foreign(1)	—	—	0.8	2
Commercial mortgage-backed	0.1	2	1.7	1
Other asset-backed	7.3	2	0.2	1

Total	$7.4	4	$3.1	5

(1)	Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company’s previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The fair value of fixed maturities with OTTI as of March 31, 2013 and December 31, 2012 was $8.2 billion and $9.0 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Three Months Ended March 31,
	2013	2012
Balance at January 1	$114.7	$133.9
Additional credit impairments:
On securities not previously impaired	0.2	0.1
On securities previously impaired	3.0	3.3
Reductions:
Securities sold, matured, prepaid or paid down	(5.5)	(6.8)

Balance at March 31	$112.4	$130.5

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Three Months Ended March 31,
	2013	2012
Fixed maturities	$1,012.6	$1,084.1
Equity securities, available-for-sale	2.6	3.2
Mortgage loans on real estate	118.2	123.7
Policy loans	29.9	30.7
Short-term investments and cash equivalents	0.9	0.8
Other	35.9	35.7

Gross investment income	1,200.1	1,278.2
Less: Investment expenses	1.4	0.8

Net investment income	$1,198.7	$1,277.4

As of March 31, 2013 and December 31, 2012, the Company had $0.2 and $0.3, respectively, of investments in fixed maturities which produced no net investment income. Fixed maturities are moved to a non-accrual status immediately when the investment defaults.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out (“FIFO”) methodology.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Three Months Ended March 31,
	2013	2012
Fixed maturities, available-for-sale, including securities pledged	$9.4	$128.3
Fixed maturities, at fair value option	(107.6)	(125.1)
Equity securities, available-for-sale	0.2	2.6
Derivatives	(1,099.7)	(1,668.4)
Embedded derivative - fixed maturities	(23.3)	(16.2)
Embedded derivative - product guarantees	346.3	430.1
Other investments	(0.1)	(1.2)

Net realized capital gains (losses)	$(874.8)	$(1,249.9)

After-tax net realized capital gains (losses)	$(568.7)	$(874.4)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax, were as follows for the periods indicated:

	Three Months Ended March 31,
	2013	2012
Proceeds on sales	$3,212.7	$4,252.7
Gross gains	42.0	142.0
Gross losses	14.4	10.1

3.	Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps:    The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Interest rate swaps:    Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Foreign exchange swaps:    The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in non-qualifying hedging relationships.

Credit default swaps:    Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Total return swaps:    The Company uses total return swaps as a hedge against a decrease in variable annuity account values, which are invested in certain indices. Using total return swaps, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of assets or a market index and the LIBOR rate, calculated by reference to an agreed upon notional principal amount. No cash is exchanged at the onset of the contracts. Cash is paid and received over the life of the contract based upon the terms of the swaps. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards:    The Company uses currency forward contracts to hedge policyholder liabilities associated with the variable annuity contracts which are linked to foreign indices. The currency fluctuations may result in a decrease in account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards:    The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures:    Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the fixed index annuity (“FIA”) contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions:    A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options:    The Company uses put options to manage the equity, interest rate and equity volatility risk of the economic liabilities associated with certain variable annuity minimum guaranteed living benefits. The Company also uses call options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Variance swaps:    The Company uses variance swaps to manage equity volatility risk on the economic liabilities associated with certain minimum guaranteed living benefits. An increase in the equity volatility results in a higher valuations of such liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on the changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

Managed custody guarantees (“MCG”):    The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives:    The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a coinsurance with a funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives for certain fixed maturity instruments, certain annuity products and coinsurance with funds withheld arrangements are reported with the host contract in investments, in Future policy benefits or Funds held under reinsurance agreements, respectively, on the Condensed Consolidated Balance Sheets. Changes in the fair value of embedded derivatives within fixed maturity investments and within annuity products are recorded in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations. Changes in fair value of embedded derivatives with reinsurance agreements are reported in Policyholder benefits in the Condensed Consolidated Statements of Operations.

The Company’s use of derivatives is limited mainly to economic hedging to reduce the Company’s exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk, and market risk. It is the Company’s policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	March 31, 2013			December 31, 2012
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting(1)
Cash flow hedges:
Interest rate contracts	$937.5	$188.0	$—	$1,000.0	$215.4	$—
Fair value hedges:
Interest rate contracts	1,282.9	—	187.0	291.1	—	16.4
Derivatives: Non-qualifying for hedge accounting(1)
Interest rate contracts(2)	70,679.3	1,700.6	1,314.3	69,719.2	1,981.1	1,545.0
Foreign exchange contracts	1,811.9	16.1	84.8	1,985.8	11.3	95.0
Equity contracts	13,935.1	127.2	53.5	14,890.4	103.4	235.1
Credit contracts	3,086.0	45.1	31.0	3,106.0	63.3	52.7
Managed custody guarantees	N/A	—	—	N/A	—	—
Embedded derivatives:
Within fixed maturity investments	N/A	204.1	—	N/A	227.4	—
Within annuity products	N/A	—	3,268.3	N/A	—	3,571.7
Within reinsurance agreements	N/A	—	154.8	N/A	—	169.5

Total		$2,281.1	$5,093.7		$2,601.9	$5,685.4

(1)	Open derivative contracts are reported as Derivatives assets or liabilities on the Condensed Consolidated Balance Sheets at fair value.
(2)

As of March 31, 2013, includes a notional amount, asset fair value and liability fair value for interest rate caps of $6.5 billion, $52.9 and $10.5, respectively. As of December 31, 2012, includes a notional amount, asset fair value and liability fair value for interest rate caps of $4.5 billion, $17.7 and $0.6, respectively.

N/A	- Not Applicable

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of derivatives eligible for offset were as follows as of the dates indicated:

	March 31, 2013
	Notional Amount	Assets Fair Value	Liability Fair Value
Credit contracts	$3,086.0	$45.1	$31.0
Equity contracts	3,927.1	124.8	23.0
Foreign exchange contracts	1,811.9	16.1	84.8
Interest rate contracts	72,899.7	1,888.6	1,501.3

		2,074.6	1,640.1

Counterparty netting(1)		(1,088.4)	(1,088.4)
Cash collateral netting(2)		(579.9)	(62.3)
Securities collateral netting(2)		(163.2)	(383.8)

Net receivables/payables		$243.1	$105.6

(1)	Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
(2)	Represents the netting of collateral received and posted on a counterparty basis under credit support agreements.

	December 31, 2012
	Notional Amount	Assets Fair Value	Liability Fair Value
Credit contracts	$3,106.0	$63.3	$52.7
Equity contracts	3,967.0	79.1	19.1
Foreign exchange contracts	1,985.8	11.3	95.0
Interest rate contracts	71,010.3	2,196.5	1,561.4

		2,350.2	1,728.2

Counterparty netting(1)		(1,126.9)	(1,126.9)
Cash collateral netting(2)		(943.4)	(85.7)
Securities collateral netting(2)		(68.6)	(395.6)

Net receivables/payables		$211.3	$120.0

(1)	Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
(2)	Represents the netting of collateral received and posted on a counterparty basis under credit support agreements.

Collateral

Under the terms of the Company’s Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. (“ISDA”) agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex (“CSA”). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Condensed Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Condensed Consolidated Balance Sheets. As of March 31, 2013, the Company held $521.3 of net cash collateral related to derivative contracts. As of March 31, 2013, the Company delivered $24.2 and $11.8 of cash collateral related to derivative contracts and credit facilities, respectively. As of December 31, 2012, the Company held $890.3 of net cash collateral related to derivative contracts. As of December 31, 2012, the Company delivered $32.8 and $11.8 of cash collateral related to derivative contracts and credit facilities, respectively. In addition, as of March 31, 2013 and December 31, 2012, the Company delivered securities as collateral of $969.8 and $1.0 billion, respectively.

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Three Months Ended March 31,
	2013	2012
Derivatives: Qualifying for hedge accounting(1)
Cash flow hedges:
Interest rate contracts	$0.1	$—
Fair value hedges:
Interest rate contracts	1.3	(1.4)
Derivatives: Non-qualifying for hedge accounting(2)
Interest rate contracts	(256.0)	(445.5)
Foreign exchange contracts	87.1	(12.3)
Equity contracts	(939.1)	(1,228.8)
Credit contracts	6.9	19.6
Managed custody guarantees	—	1.0
Embedded derivatives:
Within fixed maturity investments(2)	(23.3)	(16.2)
Within annuity products(2)	346.3	429.1
Within reinsurance agreements(3)	14.7	1.0

Total	$(762.0)	$(1,253.5)

(1)

Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations. For the three months ended March 31, 2013 and 2012, ineffective amounts were immaterial.

(2)	Changes in value are included in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.
(3)	Changes in value are included in Policyholder benefits in the Condensed Consolidated Statements of Operations.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Credit Default Swaps

As of March 31, 2013, the fair values of credit default swaps of $45.1 and $31.0 were included in Derivatives assets and Derivatives liabilities, respectively, on the Condensed Consolidated Balance Sheets. As of December 31, 2012, the fair values of credit default swaps of $63.3 and $52.7 were included in Derivatives assets and Derivatives liabilities, respectively, on the Condensed Consolidated Balance Sheets. As of March 31, 2013 and December 31, 2012, the maximum potential future net exposure to the Company was $1.1 billion, net of purchased protection of $1.0 billion on credit default swaps.

4.	Fair Value Measurements (excluding Consolidated Investment Entities)

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to the Fair Value Measurements and disclosures of the FASB ASC Topic 820. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), as described in the Fair Value Measurements Note in the Consolidated Financial Statements included in the Company’s Prospectus. If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:
Fixed maturities, including securities pledged:
U.S. Treasuries	$5,039.3	$718.2	$—	$5,757.5
U.S. government agencies and authorities	—	709.5	—	709.5
U.S. corporate, state and municipalities	—	37,520.9	556.8	38,077.7
Foreign(1)	—	16,002.7	107.3	16,110.0
Residential mortgage-backed securities	—	7,264.6	88.3	7,352.9
Commercial mortgage-backed securities	—	4,813.2	—	4,813.2
Other asset-backed securities	—	2,151.7	100.9	2,252.6

Total fixed maturities, including securities pledged	5,039.3	69,180.8	853.3	75,073.4
Equity securities, available-for-sale	217.4	5.5	59.4	282.3
Derivatives:
Interest rate contracts	5.5	1,883.1	—	1,888.6
Foreign exchange contracts	—	16.1	—	16.1
Equity contracts	2.4	59.3	65.5	127.2
Credit contracts	—	14.1	31.0	45.1
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	6,602.0	41.3	—	6,643.3
Assets held in separate accounts	97,454.5	5,641.6	2.2	103,098.3

Total assets	$109,321.1	$76,841.8	$1,011.4	$187,174.3

Percentage of Level to total	58.4%	41.1%	0.5%	100.0%
Liabilities:
Derivatives:
Annuity product guarantees:
FIA	$—	$—	$1,561.7	$1,561.7
GMAB/GMWB/GMWBL(2)	—	—	1,628.6	1,628.6
Stabilizer and MCGs	—	—	78.0	78.0
Other derivatives:
Interest rate contracts	—	1,501.3	—	1,501.3
Foreign exchange contracts	—	84.8	—	84.8
Equity contracts	30.5	23.0	—	53.5
Credit contracts	—	—	31.0	31.0
Embedded derivative on reinsurance	—	154.8	—	154.8

Total liabilities	$30.5	$1,763.9	$3,299.3	$5,093.7

(1)	Primarily U.S. dollar denominated.
(2)	Guaranteed minimum accumulation benefits (“GMAB”), Guaranteed minimum withdrawal benefits (“GMWB”) and Guaranteed minimum withdrawal benefits with life payouts (“GMWBL”).

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets:
Fixed maturities, including securities pledged:
U.S. Treasuries	$5,220.5	$663.2	$—	$5,883.7
U.S. government agencies and authorities	—	724.2	—	724.2
U.S. corporate, state and municipalities	—	36,992.5	524.2	37,516.7
Foreign(1)	—	15,880.3	104.2	15,984.5
Residential mortgage-backed securities	—	7,592.9	74.1	7,667.0
Commercial mortgage-backed securities	—	4,946.4	—	4,946.4
Other asset-backed securities	—	2,449.4	115.2	2,564.6

Total fixed maturities, including securities pledged	5,220.5	69,248.9	817.7	75,287.1
Equity securities, available-for-sale	264.2	20.1	55.8	340.1
Derivatives:
Interest rate contracts	—	2,196.5	—	2,196.5
Foreign exchange contracts	—	11.3	—	11.3
Equity contracts	24.3	55.9	23.2	103.4
Credit contracts	—	10.9	52.4	63.3
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	8,365.4	76.6	—	8,442.0
Assets held in separate accounts	91,928.5	5,722.6	16.3	97,667.4

Total assets	$105,802.9	$77,342.8	$965.4	$184,111.1

Percentage of Level to total	57.5%	42.0%	0.5%	100.0%
Liabilities:
Derivatives:
Annuity product guarantees:
FIA	$—	$—	$1,434.3	$1,434.3
GMAB/GMWB/GMWBL	—	—	2,035.4	2,035.4
Stabilizer and MCGs	—	—	102.0	102.0
Other derivatives:
Interest rate contracts	1.6	1,559.8	—	1,561.4
Foreign exchange contracts	—	95.0	—	95.0
Equity contracts	216.0	19.1	—	235.1
Credit contracts	—	—	52.7	52.7
Embedded derivative on reinsurance	—	169.5	—	169.5

Total liabilities	$217.6	$1,843.4	$3,624.4	$5,685.4

(1)	Primarily U.S. dollar denominated.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company’s Condensed Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the three months ended March 31, 2013 and 2012. The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third-party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company’s Level 3 assets and liabilities and transfers in and out of Level 3 for the three months ended March 31, 2013:

	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3(2)	Transfers out of Level 3(2)	Fair Value as of March 31	Change In Unrealized Gains (Losses) Included in Earnings(3)
		Net Income	OCI
Fixed maturities, including securities pledged:
U.S. corporate, state and municipalities	$524.2	$(0.1)	$2.2	$50.1	$—	$—	$(13.5)	$58.5	$(64.6)	$556.8	$(0.1)
Foreign	104.2	—	4.8	—	—	—	(1.7)	—	—	107.3	—
Residential mortgage-backed securities	74.1	(1.8)	—	16.0	—	—	(0.2)	0.2	—	88.3	(1.8)
Other asset-backed securities	115.2	5.9	(0.7)	—	—	—	(19.5)	0.3	(0.3)	100.9	3.7

Total fixed maturities including securities pledged	817.7	4.0	6.3	66.1	—	—	(34.9)	59.0	(64.9)	853.3	1.8
Equity securities, available-for-sale	55.8	(0.3)	1.8	2.0	—	(1.9)	—	51.8	(49.8)	59.4	—
Derivatives:
Product guarantees:
FIA(1)	(1,434.3)	(123.7)	—	—	(15.1)	—	11.4	—	—	(1,561.7)	—
GMAB/GMWB/GMWBL(1)	(2,035.4)	444.5	—	—	(37.8)	—	0.1	—	—	(1,628.6)	—
Stabilizer and MCGs(1)	(102.0)	25.5	—	(1.5)	—	—	—	—	—	(78.0)	—
Other derivatives, net	22.9	44.7	—	6.3	—	—	(8.4)	—	—	65.5	37.6
Assets held in separate accounts(4)	16.3	—	—	0.2	—	(6.6)	—	2.2	(9.9)	2.2	—

(1)

All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by contract basis. These amounts are included in Other net realized gains (losses) in the Condensed Consolidated Statements of Operations.

(2)	The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
(3)	For financial instruments still held as of March 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.
(4)

The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income for the Company.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company’s Level 3 assets and liabilities and transfers in and out of Level 3 for the three months ended March 31, 2012:

	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3(2)	Transfers out of Level 3(2)	Fair Value as of March 31	Change In Unrealized Gains (Losses) Included in Earnings(3)
		Net Income	OCI
Fixed maturities, including securities pledged:
U.S. corporate, state and municipalities	$520.6	$—	$0.8	$0.5	$—	$—	$(22.3)	$70.7	$—	$570.3	$—
Foreign	160.6	1.8	(0.6)	—	—	(11.2)	(1.8)	—	(78.8)	70.0	—
Residential mortgage-backed securities	186.6	(1.8)	1.3	—	—	—	(1.2)	—	(91.7)	93.2	(0.3)
Other asset-backed securities	104.5	5.2	2.8	—	—	(4.5)	(0.4)	—	—	107.6	5.3

Total fixed maturities including securities pledged	972.3	5.2	4.3	0.5	—	(15.7)	(25.7)	70.7	(170.5)	841.1	5.0
Equity securities, available-for-sale	67.6	—	(0.3)	5.0	—	(5.6)	—	—	—	66.7	(0.3)
Derivatives:
Product guarantees:
FIA(1)	(1,304.9)	(188.6)	—	—	(28.6)	—	29.9	—	—	(1,492.2)	—
GMAB/GMWB/GMWBL(1)	(2,272.2)	468.1	—	—	(38.0)	—	0.1	—	—	(1,842.0)	—
Stabilizer and MCGs(1)	(221.0)	150.6	—	(1.6)	—	—	—	—	—	(72.0)	—
Other derivatives, net	(24.8)	11.3	—	5.8	—	—	43.1	—	(5.4)	30.0	15.6
Assets held in separate accounts(4)	16.1	0.3	—	14.8	—	(8.3)	—	0.2	—	23.1	0.4

(1)

All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by contract basis. These amounts are included in Other net realized gains (losses) in the Condensed Consolidated Statements of Operations.

(2)	The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
(3)	For financial instruments still held as of March 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.
(4)

The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income for the Company.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

For the three months ended March 31, 2013 and 2012, the transfers in and out of Level 3 for fixed maturities and separate accounts as well as equity securities for the three months ended March 31, 2013, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The fair value of certain options and swap contracts were valued using observable inputs, and such options and swap contracts were transferred from Level 3 to Level 2 for the three months ended March 31, 2012.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company’s Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company’s Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of GMABs, GMWBs and GMWBLs include long-term equity implied volatility, correlations between the rate of return on policyholder funds and between interest rates and equity returns, nonperformance risk, mortality and policyholder behavior assumptions, such as benefit utilization, lapses and partial withdrawals.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Equity / Interest Rate Volatility: A term-structure model is used to approximate implied volatility for the equity indices for GMAB, GMWB and GMWBL fair value measurements and swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Correlations: Integrated interest rate and equity scenarios are used in GMAB, GMWB and GMWBL fair value measurements to better reflect market interest rates and interest rate volatility correlations between equity and fixed income fund groups and between equity fund groups and interest rates. The correlations are based on historical fund returns and swap rates from external sources.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with our product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the individual insurance subsidiary that issued the guarantee and the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company’s experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

The following table presents the unobservable inputs for Level 3 fair value measurements as of March 31, 2013:

	Range(1)
Unobservable Input	GMWB / GMWBL		GMAB		FIA		Stabilizer / MCG
Long-term equity implied volatility	15% to 25%		15% to 25%		-		-
Interest rate implied volatility	-		-		-		0% to 3.3%
Correlations between:
Equity Funds	50% to 98%		50% to 98%		-		-
Equity and Fixed Income Funds	-20% to 44%		-20% to 44%		-		-
Interest Rates and Equity Funds	-30% to -16%		-30% to -16%		-		-
Nonperformance risk	0.01% to 1.3%		0.01% to 1.3%		0.01% to 1.3%		0.01% to 1.3%
Actuarial Assumptions:
Benefit Utilization	85% to 100%	(2)	-		-		-
Partial Withdrawals	0% to 10%		0% to 10%		-		-
Lapses	0.08% to 32%	(3)	0.08% to 31%	(3)	0% to 10%	(3)	0% to 55%	(4)
Policyholder Deposits(5)	-		-		-		0% to 60%	(4)
Mortality	-	(6)	-	(6)	-		-
(1)	Represents the range of reasonable assumptions that management has used in its fair value calculations.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

(2)

Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of account value, 26% are taking systematic withdrawals. Of those policyholders who are not taking withdrawals, we assume that 85% will begin systematic withdrawals after a delay period. The utilization function varies by policyholder age and policy duration. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less “in the money” (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly “in the money”. The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of March 31, 2013 (account value amounts are in $ billions).

	Account Values
Attained Age Group	In the Money	Out of the Money	Total	Average Expected Delay (Years)
< 60	$3.0	$0.8	$3.8	5.5
60-69	6.3	1.3	7.6	1.8
70+	4.1	0.6	4.7	0.1

	$13.4	$2.7	$16.1	2.6
(3)

Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. We make dynamic adjustments to lower the lapse rates for contracts that are more “in the money.” The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period and to whether they are “in the money” or “out of the money” as of March 31, 2013 (account value amounts are in $ billions).

		GMAB		GMWB/GMWBL
	Moneyness	Account Value	Lapse Range	Account Value	Lapse Range
During Surrender Charge Period
	In the Money**	$—	0.08% to 8.2%	$7.0	0.08% to 5.8%
	Out of the Money	—	0.41% to 12%	2.2	0.35% to 12%
After Surrender Charge Period
	In the Money**	—	2.4% to 22%	6.5	1.5% to 17%
	Out of the Money	0.1	12% to 31%	1.2	3.2% to 32%
**	The low end of the range corresponds to policies that are highly “in the money.” The high end of the range corresponds to the policies that are close to zero in terms of “in the moneyness.”
(4)	Stabilizer contracts with recordkeeping agreements have a different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87%	0-30%	0-15%	0-55%	0-20%
Stabilizer with Recordkeeping Agreements	13%	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100%	0-55%	0-25%	0-60%	0-30%
(5)	Measured as a percentage of assets under management or assets under administration.
(6)	The mortality rate is based on the Annuity 2000 Basic table with mortality improvements.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

	Range(1)
Unobservable Input	GMWB / GMWBL		GMAB		FIA		Stabilizer / MCG
Long-term equity implied volatility	15% to 25%		15% to 25%		—		—
Interest rate implied volatility	—		—		—		0% to 4.0%
Correlations between:
Equity Funds	50% to 98%		50% to 98%		—		—
Equity and Fixed Income Funds	-20% to 44%		-20% to 44%		—		—
Interest Rates and Equity Funds	-25% to -16%		-25% to -16%		—		—
Nonperformance risk	0.10% to 1.3%		0.10% to 1.3%		0.10% to 1.3%		0.10% to 1.3%
Actuarial Assumptions:
Benefit Utilization	85% to 100%	(2)	—		—		—
Partial Withdrawals	0% to 10%		0% to 10%		—		—
Lapses	0.08% to 32%	(3)	0.08% to 31%	(3)	0% to 10%	(3)	0% to 55%	(4)
Policyholder Deposits(5)	—		—		—		0% to 60%	(4)
Mortality	—	(6)	—	(6)	—		—
(1)	Represents the range of reasonable assumptions that management has used in its fair value calculations.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

(2)

Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of account value, 26% are taking systematic withdrawals. Of those policyholders who are not taking withdrawals, we assume that 85% will begin systematic withdrawals after a delay period. The utilization function varies by policyholder age and policy duration. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less “in the money” (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly “in the money”. The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2012 (account value amounts are in $ billions).

	Account Values
Attained Age Group	In the Money	Out of the Money	Total	Average Expected Delay (Years)
< 60	$3.5	$0.3	$3.8	5.5
60-69	7.0	0.4	7.4	1.9
70+	4.3	0.1	4.4	0.2

	$14.8	$0.8	$15.6	2.8
(3)

Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. We make dynamic adjustments to lower the lapse rates for contracts that are more “in the money.” The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period and to whether they are “in the money” or “out of the money” as of December 31, 2012 (account value amounts are in $ billions).

		GMAB		GMWB/GMWBL
	Moneyness	Account Value	Lapse Range	Account Value	Lapse Range
During Surrender Charge Period
	In the Money**	$—	0.08% to 8.2%	8.8	0.08% to 5.8%
	Out of the Money	—	0.41% to 12%	0.9	0.35% to 12%

After Surrender Charge Period
	In the Money**	—	2.4% to 22%	6.2	1.5% to 17%
	Out of the Money	0.1	12% to 31%	0.6	3.2% to 32%
**	The low end of the range corresponds to policies that are highly “in the money.” The high end of the range corresponds to the policies that are close to zero in terms of “in the moneyness.”
(4)	Stabilizer contracts with recordkeeping agreements have a different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87%	0-30%	0-15%	0-55%	0-20%
Stabilizer with Recordkeeping Agreements	13%	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100%	0-55%	0-25%	0-60%	0-30%
(5)	Measured as a percentage of assets under management or assets under administration.
(6)	The mortality rate is based on the Annuity 2000 Basic table with mortality improvements.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the GMAB, GMWB and GMWBL embedded derivative fair value liabilities:

•	An increase (decrease) in long-term equity implied volatility
•	An increase (decrease) in equity-interest rate correlations
•	A decrease (increase) in nonperformance risk
•	A decrease (increase) in mortality
•	An increase (decrease) in benefit utilization
•	A decrease (increase) in lapses

Changes in fund correlations may increase or decrease the fair value depending on the direction of the movement and the mix of funds. Changes in partial withdrawals may increase or decrease the fair value depending on the timing and magnitude of withdrawals.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

•	A decrease (increase) in nonperformance risk
•	A decrease (increase) in lapses

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

•	An increase (decrease) in interest rate volatility
•	A decrease (increase) in nonperformance risk
•	A decrease (increase) in lapses
•	A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

•

Higher long-term equity implied volatility is often correlated with lower equity returns, which will result in higher in-the-moneyness, which in turn, results in lower lapses due to the dynamic lapse component reducing the lapses. This increases the projected number of policies that are available to use the GMWBL benefit and may also increase the fair value of the GMWBL.

•	Generally, an increase (decrease) in benefit utilization will decrease (increase) lapses for GMWB and GMWBL.

•	Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Other Financial Instruments

The carrying values and estimated fair values of the Company’s financial instruments as of the dates indicated:

	March 31, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Fixed maturities, including securities pledged	$75,073.4	$75,073.4	$75,287.1	$75,287.1
Equity securities, available-for-sale	282.3	282.3	340.1	340.1
Mortgage loans on real estate	8,949.4	9,215.2	8,662.3	8,954.8
Policy loans	2,204.4	2,204.4	2,200.3	2,200.3
Limited partnerships/corporations	468.5	468.5	465.1	465.1
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	6,643.3	6,643.3	8,442.0	8,442.0
Derivatives	2,077.0	2,077.0	2,374.5	2,374.5
Other investments	166.7	173.5	167.0	173.7
Assets held in separate accounts	103,098.3	103,098.3	97,667.4	97,667.4
Liabilities:
Investment contract liabilities:
Funding agreements without fixed maturities and deferred annuities(1)	49,798.5	55,996.7	50,133.7	56,851.0
Funding agreements with fixed maturities and guaranteed investment contracts	3,924.5	3,826.2	3,784.0	3,671.0
Supplementary contracts, immediate annuities and other	3,131.4	3,473.5	3,109.2	3,482.3
Derivatives:
Annuity product guarantees:
FIA	1,561.7	1,561.7	1,434.3	1,434.3
GMAB / GMWB / GMWBL	1,628.6	1,628.6	2,035.4	2,035.4
Stabilizer and MCGs	78.0	78.0	102.0	102.0
Other derivatives	1,670.6	1,670.6	1,944.2	1,944.2
Short-term debt	321.2	323.6	1,064.6	1,070.6
Long-term debt	3,440.8	3,677.2	3,171.1	3,386.2
Embedded derivatives on reinsurance	154.8	154.8	169.5	169.5
(1)	Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Condensed Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Condensed Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates to the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value (“NAV”) information, as provided by the investee and are classified as Level 3.

Other investments: Federal Home Loan Bank (“FHLB”) stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value and is classified as Level 1.

Investment contract liabilities:

Funding agreements without a fixed maturity and deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Funding agreements with a fixed maturity and guaranteed investment contracts: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Short-term debt and Long-term debt: Estimated fair value of the Company’s short-term and long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Short-term debt is classified as Level 1 and Level 2 and long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company’s management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

5.	Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within deferred policy acquisition costs (“DAC”) and value of business acquired (“VOBA”) was as follows for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2013	$3,221.6	$434.7	$3,656.3
Deferrals of commissions and expenses	104.5	3.3	107.8
Amortization:
Amortization	(174.8)	(36.6)	(211.4)
Interest accrued(1)	58.4	22.5	80.9

Net amortization included in Condensed Consolidated Statements of Operations	(116.4)	(14.1)	(130.5)
Change in unrealized capital gains/losses on available-for-sale securities	262.0	124.0	386.0

Balance at March 31, 2013	$3,471.7	$547.9	$4,019.6

	DAC	VOBA	Total
Balance at January 1, 2012	$3,666.9	$685.4	$4,352.3
Deferrals of commissions and expenses	154.3	4.8	159.1
Amortization:
Amortization	(188.4)	(67.0)	(255.4)
Interest accrued(1)	58.4	23.3	81.7

Net amortization included in Condensed Consolidated Statements of Operations	(130.0)	(43.7)	(173.7)
Change in unrealized capital gains/losses on available-for-sale securities	12.6	19.2	31.8

Balance at March 31, 2012	$3,703.8	$665.7	$4,369.5

(1)

Interest accrued at the following rates for DAC: 1.7% to 7.4% during 2013 and 1.5% to 8.0% during 2012. Interest accrued at the following rates for VOBA: 2.0% to 7.5% during 2013 and 2.0% to 7.4% during 2012.

6.	Shareholder’s Equity and Dividend Restrictions

Common Stock

The Company did not have any shares issued or acquired for the three months ended March 31, 2013 and 2012.

Dividend Restrictions

The states in which the insurance subsidiaries of ING U.S., Inc. are domiciled impose certain restrictions on the subsidiaries’ ability to pay dividends to their parent. These restrictions are based in part on the prior year’s

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or “extraordinary” dividends, are subject to approval by the insurance commissioner of the state of domicile of the insurance subsidiary proposing to pay the dividend.

Under the insurance laws applicable to ING U.S., Inc.’s insurance subsidiaries domiciled in Connecticut, Colorado, Indiana, Iowa and Minnesota, an “extraordinary” dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer’s policyholder surplus as of the preceding December 31, or (ii) the insurer’s net gain from operations for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. New York has similar restrictions, except that New York’s statutory definition of “extraordinary” dividend or distribution is an aggregate amount in any calendar year that exceeds the lesser of (i) 10% of policyholder’s surplus for the twelve-month period ending the preceding December 31, or (ii) the insurer’s net gain from operations for the twelve-month period ending the preceding December 31, not including realized capital gains. In addition, under the insurance laws of Connecticut, Colorado, Iowa and Minnesota, no dividend or other distribution exceeding an amount equal to a domestic insurance company’s earned surplus may be paid without the domiciliary insurance regulator’s prior approval.

Dividend Payment

In March and April 2013, in response to requests made in 2012 and refreshed in 2013, ING U.S., Inc.’s insurance subsidiaries domiciled in Colorado, Connecticut, Iowa and Minnesota received approvals or notices of non-objection, as the case may be, from their respective domiciliary insurance regulators to make extraordinary distributions to ING U.S., Inc. or Lion Connecticut Holdings Inc. (“Lion Holdings”), a wholly owned subsidiary of ING U.S., Inc., in the aggregate amount of $1.434 billion, contingent upon completion of the IPO and the use of the extraordinary distribution funds solely for Company operations. The approved distributions of $1.434 billion were made on May 8, 2013. See the Subsequent Events Note to these Condensed Consolidated Financial Statements.

Reclassification of Statutory Negative Unassigned Funds

On May 8, 2013, insurance subsidiaries domiciled in Colorado, Iowa and Minnesota each reset, on a one-time basis, their respective negative unassigned funds account as of December 31, 2012 (as reported in their respective 2012 statutory annual statements) to zero (with an offsetting reduction in gross paid-in capital and contributed surplus). These resets were made pursuant to permitted practices in accordance with statutory accounting practices granted by their respective domiciliary insurance regulators. These permitted practices have no impact on total capital and surplus of these insurance subsidiaries and will be reflected in their second quarter statutory financial statements. See the Subsequent Events Note to these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

7.	Accumulated Other Comprehensive Income

Shareholder’s equity included the following components of AOCI as of the dates indicated:

	March 31,
	2013	2012
Fixed maturities, net of OTTI	$7,067.2	$5,489.5
Equity securities, available-for-sale	35.8	44.5
Derivatives	201.5	145.7
DAC/VOBA adjustment on available-for-sale securities	(2,397.6)	(2,170.5)
Sales inducements adjustment on available-for-sale securities	(119.0)	(95.3)
Other	(28.8)	(40.0)

Unrealized capital gains (losses), before tax	4,759.1	3,373.9
Deferred income tax asset (liability)	(1,363.4)	(857.7)

Net unrealized capital gains (losses)	3,395.7	2,516.2
Pension and other postretirement benefits liability, net of tax	57.1	70.8

AOCI	$3,452.8	$2,587.0

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Condensed Consolidated Statements of Operations were as follows for the periods indicated:

	Three Months Ended March 31, 2013
	Before-Tax Amount		Income Tax	After-Tax Amount
Available-for-sale securities:
Fixed maturities	$(792.1)		$274.4	$(517.7)
Equity securities	(6.3)		2.2	(4.1)
Other	11.6		(4.1)	7.5
OTTI	10.9		(3.8)	7.1
Adjustments for amounts recognized in Net realized capital gains (losses) in the Condensed Consolidated Statements of Operations	(14.6)		5.1	(9.5)
DAC/VOBA	386.0	(1)	(135.1)	250.9
Sales inducements	28.4		(9.9)	18.5

Change in unrealized gains/losses on available-for-sale securities	(376.1)		128.8	(247.3)

Derivatives:
Derivatives	(12.7	)(2)	4.5	(8.2)
Adjustments for amounts recognized in Net investment income in the Condensed Consolidated Statements of Operations	(0.2)		0.1	(0.1)

Change in unrealized gains/losses on derivatives	(12.9)		4.6	(8.3)

Pension and other postretirement benefits liability:
Amortization of prior service cost recognized in Operating expenses in the Condensed Consolidated Statements of Operations	(3.5	)(3)	1.2	(2.3)

Change in pension and other postretirement benefits liability	(3.5)		1.2	(2.3)

Change in Other comprehensive income (loss)	$(392.5)		$134.6	$(257.9)

(1)	See the Deferred Policy Acquisition Costs and Value of Business Acquired Note to these Condensed Consolidated Financial Statements for additional information.
(2)	See the Derivative Financial Instruments Note to these Condensed Consolidated Financial Statements for additional information.
(3)	See the Employee Benefits Obligations Note to these Condensed Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

	Three Months Ended March 31, 2012
	Before-Tax Amount		Income Tax	After-Tax Amount
Available-for-sale securities:
Fixed maturities	$59.5		$14.6 (4)	$74.1
Equity securities	11.3		(4.0)	7.3
Other	(6.8)		2.4	(4.4)
OTTI	12.8		(4.5)	8.3
Adjustments for amounts recognized in Net realized capital gains (losses) in the Condensed Consolidated Statements of Operations	(129.6)		45.4	(84.2)
DAC/VOBA	31.8	(1)	(11.1)	20.7
Sales inducements	(15.0)		5.2	(9.8)

Change in unrealized gains/losses on available-for-sale securities	(36.0)		48.0	12.0

Derivatives:
Derivatives	(26.9	)(2)	9.4	(17.5)
Adjustments for amounts recognized in Net investment income in the Condensed Consolidated Statements of Operations	—		—	—

Change in unrealized gains/losses on derivatives	(26.9)		9.4	(17.5)

Pension and other postretirement benefits liability:
Amortization of prior service cost recognized in Operating expenses in the Condensed Consolidated Statements of Operations	(3.8	)(3)	1.3	(2.5)

Change in pension and other postretirement benefits liability	(3.8)		1.3	(2.5)

Change in Other comprehensive income (loss)	$(66.7)		$58.7	$(8.0)

(1)	See the Deferred Policy Acquisition Costs and Value of Business Acquired Note to these Condensed Consolidated Financial Statements for additional information.
(2)	See the Derivative Financial Instruments Note to these Condensed Consolidated Financial Statements for additional information.
(3)	See the Employee Benefits Obligations Note to these Condensed Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
(4)	Amount includes $33.0 release of valuation allowance. See Income Taxes Note to these Condensed Consolidated Financial Statements for additional information.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

8.	Income Taxes

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the periods indicated:

	Three Months Ended March 31,
	2013	2012
Income (loss) before income taxes	$(214.3)	$(512.9)
Tax rate	35.0%	35.0%

Income tax expense (benefit) at federal statutory rate	(75.0)	(179.5)
Tax effect of:
Valuation allowance	104.2	217.2
Dividend received deduction	(21.9)	(18.6)
Audit settlement	(2.1)	(0.6)
State tax expense (benefit)	4.1	(17.3)
Noncontrolling interest	4.7	5.5
Tax credits	(4.6)	(3.8)
Non-deductible expenses	4.3	4.4
Other	(2.5)	0.6

Income tax expense (benefit)	$11.2	$7.9

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of March 31, 2013 and December 31, 2012, the Company had valuation allowances of $3.4 billion and $3.3 billion, respectively, that was allocated to continuing operations and $(288.5) as of the end of each period that was allocated to other comprehensive income related to realized and unrealized capital losses.

For the three months ended March 31, 2013 and 2012, the total increases (decreases) in the valuation allowance were $104.2 and $184.2, respectively. For the quarters ended March 31, 2013 and 2012, there were increases of $104.2 and $217.2, respectively, in the valuation allowance that were allocated to continuing operations and (decreases) of $0.0 and $(33.0) that were allocated to Other comprehensive income.

Tax Regulatory Matters

Recently, the IRS completed its examination of the Company’s returns through tax year 2011. The 2011 audit settlement did not have a material impact on the financial statements. The Company is currently under audit by the IRS for tax years 2012 and 2013 and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. The Company and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 and 2013. The Company is also under examination by various state agencies.

The Company does not expect any material changes to the unrecognized tax benefits within the next year.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

9.	Employee Benefit Arrangements

Pension, Other Postretirement Benefit Plans and Other Benefit Plans

ING U.S., Inc.’s subsidiaries maintain both qualified and non-qualified defined benefit pension plans (the “Plans”). The qualified plans generally cover all employees. The non-qualified plans cover certain employees and sales representatives who meet specified eligibility requirements. Prior to January 2012, certain participants earned benefits under a final average pension formula using compensation and length of service to determine the accrued pension benefit. Effective January 1, 2012, all participants earned benefits under a cash balance pension formula that provides a benefit credit equal to 4% of eligible compensation of the participant.

In addition to providing qualified retirement benefit plans, the Company provides certain supplemental retirement benefits to eligible employees, non-qualified pension plans for insurance sales representatives who have entered into a career agent agreement and certain other individuals. These plans are non-qualified defined benefit plans which means all benefits are payable from the general assets of the sponsoring company. The Company also offers deferred compensation plans for eligible employees, eligible career agents and certain other individuals who meet the eligibility criteria.

ING U.S., Inc.’s subsidiaries also provide other post-employment and post-retirement employee benefits to certain employees. These are primarily post-retirement healthcare and life insurance benefits to retired employees and other eligible dependents and post-employment/pre-retirement plans provided to employees and former employees.

The components of net periodic benefit cost were as follows for the periods indicated:

	Three Months Ended March 31,
	2013	2012	2013	2012

	Pension Plans		Other Postretirement Benefits
Net Periodic (Benefit) Costs:
Service cost	$11.3	$9.8	$—	$—
Interest cost	22.1	22.5	0.4	0.3
Expected return on plan assets	(25.3)	(22.5)	—	—
Amortization of prior service cost (credit)	(2.6)	(3.0)	(0.9)	(0.8)

Net periodic (benefit) costs	$5.5	$6.8	$(0.5)	$(0.5)

Defined Contribution Plans

Certain of the Company’s subsidiaries sponsor defined contribution plans. The largest defined contribution plan is the ING Americas Savings Plan and ESOP (“The Savings Plan”). Substantially all employees of the Company are eligible to participate, other than the Company’s agents. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax and/or after-tax basis, subject to

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

IRS limits. The Company matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule.

10.	Financing Agreements

Short-term Debt

The following table summarizes the Company’s short-term debt including the weighted average interest rate on short-term borrowings outstanding as of the dates indicated:

			Weighted Average Rate
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Commercial paper	$4.0	$192.0	1.10%	1.22%
Current portion of long-term debt(1)	317.2	872.6	4.19%	2.42%

Total	$321.2	$1,064.6

(1)	See “Affiliated Financing Agreements” in the Related Party Transactions Note to these Condensed Consolidated Financial Statements.

Commercial Paper

The Company has a commercial paper program with an authorized capacity of $3.0 billion, which is guaranteed by ING V. The Company pays ING V 10 basis points (“bps”) on the outstanding balance of the commercial paper program as a fee for this guarantee. The Company’s commercial paper borrowings have generally been used to fund the working capital needs of the Company’s subsidiaries and provide short-term liquidity.

Guaranteed Debt

The following amounts guaranteed by ING Group or ING V are included with the Company’s debt obligations as of the dates indicated:

	March 31, 2013	December 31, 2012
Commercial paper	$4.0	$192.0
Lion Connecticut Holdings Inc. debentures(1)	637.2	636.9

Total	$641.2	$828.9

(1) ING Group is guarantor to outstanding legacy debt securities originally issued by Aetna Services, Inc. (formerly Aetna Life and Casualty).

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Long-term Debt

The following table summarizes the carrying value of the Company’s long-term debt securities issued and outstanding as of the dates indicated:

	Maturity	March 31, 2013	December 31, 2012
2.20% Syndicated Bank Term Loan, due 2014(1)	04/20/2014	$425.0	$1,350.0
6.75% Lion Connecticut Holdings Inc. debentures, due 2013(2)	09/15/2013	138.5	138.3
7.25% Lion Connecticut Holdings Inc. debentures, due 2023(2)	08/15/2023	158.2	158.1
7.63% Lion Connecticut Holdings Inc. debentures, due 2026(2)	08/15/2026	231.9	231.9
8.42% Equitable of Iowa Companies Capital Trust II Notes, due 2027	04/01/2027	13.9	13.9
6.97% Lion Connecticut Holdings Inc. debentures, due 2036(2)	08/15/2036	108.6	108.6
2.54% Lion Connecticut Holdings Inc. Floating Rate Note, due 2016	04/29/2016	500.0	500.0
1.00% Windsor Property Loan	06/14/2027	4.9	4.9
0.96% Surplus Floating Rate Note	12/31/2037	—	359.3
0.93% Surplus Floating Rate Note(3)	06/30/2037	329.1	329.1
5.5% Senior Notes, due 2022	07/15/2022	849.6	849.6
2.9% Senior Notes, due 2018	02/15/2018	998.3	—

Subtotal		3,758.0	4,043.7
Less: Current portion of long-term debt		317.2	872.6

Total		$3,440.8	$3,171.1

(1)	On May 21, 2013, the outstanding loan balance was repaid.
(2)	Guaranteed by ING Group.
(3)	On April 19, 2013, the note was repaid.

As of March 31, 2013 and December 31, 2012, the Company was in compliance with all debt covenants.

Unsecured senior debt which consists of senior notes, fixed rate notes and other notes with varying interest rates rank highest in priority, followed by subordinated debt which consists of junior subordinated debt securities. Payments of interest and principal on the Company’s surplus notes, which are subordinate to all other obligations at the issuer operating insurance company level and senior to obligations issued at ING U.S., Inc., may be made only with the prior approval of the insurance department of the state of domicile.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

On July 13, 2012, the Company issued $850.0 in 5.5% unsecured Senior Notes due 2022 (the “2022 Notes”) in a private placement with registration rights. The 2022 Notes are guaranteed by Lion Holdings. Interest is paid semi-annually, in arrears, on each January 15 and July 15, commencing on January 15, 2013.

On February 11, 2013, the Company issued $1.0 billion of unsecured 2.9% Senior Notes due 2018 in a private placement with registration rights (the “2018 Notes”). The 2018 Notes are guaranteed by Lion Holdings. Interest is paid semi-annually, in arrears, on each February 15 and August 15, commencing on August 15, 2013. ING Financial Markets, LLC, an affiliate, served as Joint Book Running Manager and was paid $0.3 for its services.

Under the Registration Rights Agreements associated with the 2022 Notes and the 2018 Notes, the Company and Lion Holdings agreed to use reasonable best efforts to cause a registration statement to be filed with the SEC within 365 days after the date of note issuance, or; if earlier, within 30 days after the effectiveness of any registration statement filed by the Company covering the IPO of the Company’s equity securities. The registration statement will cover the offer to the holders of the notes to exchange the notes for new notes containing terms identical to the notes except for transfer restrictions.

During the three months ended March 31, 2013, the Company made payments totaling $850.0 on the Syndicated Bank Term Loan from the proceeds of the 2018 Notes.

Aetna Notes

ING Group guarantees various debentures of Lion Holdings that were assumed by Lion Holdings in connection with the Company’s acquisition of Aetna’s life insurance and related businesses in 2000 (the “Aetna Notes”). Concurrent with the completion of the Company’s IPO, the Company entered into a shareholder agreement with ING Group that governs certain aspects of the Company’s continuing relationship. The Company agreed in the shareholder agreement to reduce the aggregate outstanding principal amount of Aetna Notes to:

•	no more than $400.0 as of December 31, 2015;
•	no more than $300.0 as of December 31, 2016;
•	no more than $200.0 as of December 31, 2017;
•	no more than $100.0 as of December 31, 2018;
•	and zero as of December 31, 2019.

The reduction in principal amount of Aetna Notes can be accomplished, at the Company’s option, through redemptions, repurchases or other means, but will also be deemed to have been reduced to the extent the Company posts collateral with a third-party collateral agent, for the benefit of ING Group, which may consist of cash collateral; certain investment-grade debt instruments; a letter of credit meeting certain requirements; or senior debt obligations of ING Group or a wholly owned subsidiary of ING Group (other than the Company or its subsidiaries).

If the Company fails to reduce the outstanding principal amount of the Aetna Notes, the Company agreed to pay a quarterly fee (ranging from 0.5% per quarter for 2016 to 1.25% per quarter for 2019) to ING Group based on the outstanding principal amount of Aetna Notes which exceed the limits set forth above.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Surplus Notes

On November 1, 2007 Whisperingwind II, LLC, an indirect wholly owned subsidiary of the Company, entered into a Variable Funding Surplus Note Purchase Agreement (the “WWII Purchase Agreement”) with Structured Asset Repackaged Trust II, 2005-B (the “STARTS Trust”), a Delaware statutory business trust organized by HSBC Securities (USA), Inc. (“HSBC”), as part of an insurance securitization transaction. Under the WWII Purchase Agreement, Whisperingwind II is provided opportunity for issuance and sale, and for the STARTS Trust to purchase one or more floating rate variable funding surplus notes (“WWII Note”). On December 31, 2012, the Company executed a binding letter of intent with a third party reinsurer on behalf of RLI and Whisperingwind II, LLC, its indirect wholly owned subsidiary, to enter into a novation and recapture agreement related to an existing insurance securitization transaction. As a result, the carrying amount of the WWII Note of $359.3 was paid in full on January 3, 2013, and was cancelled.

On June 29, 2007, Whisperingwind III, LLC, an indirect wholly owned subsidiary of the Company, entered into a Variable Funding Surplus Note Purchase Agreement (the “WWIII Purchase Agreement”) with Structured Asset Repackaged Trust II, 2007-ING WWIII (the “WWIII STARTS Trust”), a Delaware statutory business trust organized by HSBC, as part of an insurance securitization transaction, supporting reserves ceded under a reinsurance agreement with an affiliate. Under the WWIII Purchase Agreement, Whisperingwind III is provided opportunity for issuance and sale, and for the WWIII STARTS Trust to purchase one or more floating rate variable funding surplus notes (the “WWIII Note”) up to an aggregate principal commitment amount of $498.8 with an available commitment period extending through June 30, 2037. Principal and interest repayments cannot be made without prior written approval (or written confirmation of non-disapproval) of the South Carolina Director of Insurance. In anticipation of receiving regulatory approval to redeem the WWIII Note, and upon the agreement of the ceding insurer, WWIII replaced the surplus note with LOCs totaling $305.0. Upon receiving regulatory approval, on April 19, 2013 WWIII executed a Redemption and Cancellation Agreement with WWIII STARTS Trust to redeem the WWIII Note in full. The carrying amount of the WWIII Note $329.1 was paid in full on April 19, 2013, and was cancelled.

Credit Facilities

The Company maintains credit facilities used primarily for collateral required under affiliated reinsurance transactions and also for general corporate purposes. As of March 31, 2013, unsecured and uncommitted credit facilities totaled $3.4 billion, unsecured and committed credit facilities totaled $8.9 billion and secured facilities totaled $275.0. Of the aggregate $12.6 billion ($4.5 billion with ING Bank, N.V. (“ING Bank”, an affiliate)) capacity available, the Company utilized $8.5 billion ($2.7 billion with ING Bank) in credit facilities outstanding as of March 31, 2013. Total fees associated with credit facilities for the three months ended March 31, 2013, and 2012 were $45.4 and $55.2, respectively.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table outlines the Company’s credit facilities, their dates of expiration, capacity and utilization as of March 31, 2013:

	Secured/ Unsecured	Committed/ Uncommitted	Expiration	Capacity	Utilization	Unused Commitment
Obligor / Applicant
ING U.S., Inc.(1) (2)	Unsecured	Committed	4/20/2015	$3,500.0	$2,220.8	$1,279.2
ING U.S., Inc. / Security Life of Denver International Limited, Roaring River LLC(1)	Unsecured	Uncommitted	2/28/2013	1,605.0	15.0	—
Security Life of Denver International Limited(1)(3)	Unsecured	Uncommitted	12/31/2031	1,500.0	1,500.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	8/19/2021	750.0	750.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	11/9/2021	750.0	750.0	—
Security Life of Denver International Limited(1)	Unsecured	Committed	12/31/2013	825.0	825.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	12/27/2022	500.0	500.0	—
ING U.S., Inc. / Security Life of Denver International Limited(1)	Unsecured	Uncommitted	6/30/2013	300.0	225.6	—
ReliaStar Life Insurance Company	Secured	Committed	Conditional	265.0	265.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	12/31/2025	475.0	475.0	—
ING U.S., Inc.	Unsecured	Uncommitted	Various dates	2.1	2.1	—
ING U.S., Inc.	Secured	Uncommitted	Various dates	10.0	4.7	—
ING U.S., Inc. / Roaring River III LLC	Unsecured	Committed	6/30/2022	1,151.2	488.0	663.2
ING U.S., Inc. / Roaring River II LLC	Unsecured	Committed	12/31/2019	995.0	485.0	510.0

Total				$12,628.3	$8,506.2	$2,452.4

Secured facilities				$275.0	$269.7	$—
Unsecured and uncommitted				3,407.1	1,742.7	—
Unsecured and committed				8,946.2	6,493.8	2,452.4

Total				$12,628.3	$8,506.2	$2,452.4

ING Bank				$4,480.0	$2,724.2	$91.4

(1)	Refer to the Related Party Transactions Note to these Condensed Consolidated Financial Statements for information.
(2)	On April 16, 2013, $305.0 of additional LOCs were issued to replace the WWIII Note which was cancelled.
(3)	On May 14, 2013, the $1.5 billion contingent capital LOC facility was terminated. See the Subsequent Events Note to these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

11.	Commitments and Contingencies

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of March 31, 2013, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $801.6, of which $247.1 relates to consolidated investment entities. As of December 31, 2012, the Company had off balance sheet commitments to purchase investments equal to their fair value of $890.1, of which $254.9 relates to consolidated investment entities.

Insurance Company Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance companies insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this undiscounted liability, which is included in Other liabilities on the Condensed Consolidated Balance Sheets, to be $51.2 and $51.3 as of March 31, 2013 and December 31, 2012, respectively. The Company has also recorded an asset in Other assets on the Condensed Consolidated Balance Sheets of $20.9 as of March 31, 2013 and December 31, 2012 for future credits to premium taxes.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreements, credit facilities and derivative transactions. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	March 31, 2013	December 31, 2012
Fixed maturity collateral pledged to FHLB	$3,404.8	$3,400.9
FHLB restricted stock(1)	144.4	144.6
Other fixed maturities-state deposits	287.4	262.1
Securities pledged(2)	1,774.7	1,605.5

Total restricted assets	$5,611.3	$5,413.1

(1)	Included in Other investments in the Condensed Consolidated Balance Sheets.
(2)

Includes the fair value of loaned securities of $804.8 and $601.8 as of March 31, 2013 and December 31, 2012, respectively, which is included in Securities pledged on the Condensed Consolidated Balance Sheets. In addition, as of March 31, 2013 and December 31, 2012, the Company delivered securities as collateral of $969.8 and $1.0 billion, respectively, which was included in Securities pledged in the Condensed Consolidated Balance Sheets.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Federal Home Loan Bank Funding Agreements

The Company is a member of the FHLB of Des Moines and the FHLB of Topeka and is required to pledge collateral that backs funding agreements issued to the FHLB. As of March 31, 2013 and December 31, 2012, the Company had $2.6 billion in non-putable funding agreements, which are included in Contract owner account balances on the Condensed Consolidated Balance Sheets. As of March 31, 2013 and December 31, 2012, the Company had $265.0, in LOCs issued by the FHLBs. As of March 31, 2013 and December 31, 2012, assets with a market value of approximately $3.1 billion, collateralized the FHLB funding agreements. As of March 31, 2013 and December 31, 2012, assets with a market value of approximately $338.5 and $336.5, respectively, collateralized the FHLB LOCs. Assets pledged to the FHLBs are included in Fixed maturities, available-for-sale, on the Condensed Consolidated Balance Sheets.

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court’s jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter and amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company’s financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company’s litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company’s results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. This paragraph contains an estimate of reasonably possible losses above any amounts accrued. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For matters for which a reasonably possible (but not probable) range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of March 31, 2013, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, to be up to approximately $100.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company’s accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), in which sponsors of 401(k) plans governed by the Employee Retirement Income Security Act (“ERISA”) claim that ILIAC has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of ERISA. Among other things, the plaintiffs seek disgorgement of all revenue sharing payments and profits earned in connection with such payments, an injunction barring the practice of revenue sharing, and attorney fees. On September 26, 2012, the district court certified the case as a class action in which the named plaintiffs represent approximately 15,000 similarly situated plan sponsors. ILIAC denies the allegations and is vigorously defending this litigation.

Regulatory matters include considerable regulatory scrutiny regarding whether and to what extent life insurance companies are using the United States Social Security Administration’s Death Master File (“SSDMF”) to proactively ascertain when customers have deceased and to pay benefits even where no claim for benefits has been made. The Company has received industry-wide and company-specific inquiries and is engaged in multi-state market conduct examinations with respect to its claims settlement practices, including its use of Personal Transition Accounts and of the SSDMF and compliance with unclaimed property laws. A majority of states are conducting an audit of the Company’s compliance with unclaimed property laws. The Company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for death benefits has been made. Some of the investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. The investigations may also result in fines and penalties and changes to the Company’s procedures for the identification and escheatment of abandoned property and other financial liability.

12.	Related Party Transactions

In the normal course of business, the Company enters into various transactions with affiliated companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize income and expense from transactions with related parties for the periods indicated:

	Three Months Ended March 31,
	2013		2012
	Income	Expense	Income	Expense
ING V	$0.4	$3.3	$0.5	$0.8
ING Group	4.2	5.0	—	10.0
ING Bank	(0.4)	18.4	10.6	33.4
Other	3.6	3.7	3.8	1.5

Total	$7.8	$30.4	$14.9	$45.7

Assets and liabilities from transactions with related parties as of the dates indicated are shown in the following table:

	March 31, 2013		December 31, 2012
	Assets	Liabilities	Assets	Liabilities
ING V	$0.4	$501.9	$0.3	$501.9
ING Group	9.5	0.8	3.4	0.1
ING Bank	36.3	43.5	33.6	33.6
Other	3.6	1.8	2.2	1.1

Total	$49.8	$548.0	$39.5	$536.7

The material agreements whereby the Company generates revenues and expenses with affiliated entities are as follows:

Credit Facilities

The Company is a borrower in several credit facility agreements with ING Bank, in which ING Bank provides LOC capacity. The Company had accrued payables of $17.1 and $18.4 as of March 31, 2013 and December 31, 2012, respectively. The Company incurred expenses of $17.7 and $32.0 for the three months ended March 31, 2013 and 2012, respectively.

On December 31, 2011, Security Life of Denver International Limited (“SLDI”) entered into a $1.5 billion contingent capital LOC facility with ING Bank to support its reinsurance obligations to ING USA Annuity and Life Insurance Company (“ING USA”), another of the Company’s wholly-owned subsidiaries, related to variable annuity cessions from ING USA to SLDI. The contingent capital LOC facility was unconditional and irrevocable and pursuant to its terms, was to expire on December 31, 2031.

Following the deposit by SLDI of contributed capital as cash collateral into a funds withheld trust account to support its reinsurance obligations to ING USA, the $1.5 billion contingent capital LOCs issued under the

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

contingent capital LOC facility were cancelled and on May 14, 2013, the $1.5 billion contingent capital LOC facility was terminated. See the Subsequent Events Note to these Condensed Consolidated Financial Statements.

Derivatives

The Company is party to several derivative contracts with ING V and ING Bank and one or more of ING Bank’s subsidiaries. Each of these contracts were entered into as a result of a competitive bid, which included unaffiliated counterparties. The Company is exposed to various risks relating to its ongoing business operations, including but not limited to interest rate risk, foreign currency risk and equity market risk. To manage these risks, the Company uses various strategies, including derivatives contracts, certain of which are with related parties, such as interest rate swaps, equity options and currency forwards.

As of March 31, 2013 and December 31, 2012, the outstanding notional amounts were $2.3 billion (consisting of interest rate swaps of $2.1 billion and equity options of $222.3) and $2.1 billion (consisting of interest rate swaps of $1.9 billion and equity options of $265.7), respectively. As of March 31, 2013 and December 31, 2012, the market values for these contracts were $7.1 and $15.6, respectively. For the three months ended March 31, 2013, and 2012, the Company recorded net realized capital gains (losses) of $(1.4) and $7.5, respectively, with ING Bank and ING V.

The Company has sold protection under certain credit default swap derivative contracts that are supported by a guarantee provided by ING V. As of March 31, 2013 and December 31, 2012, the maximum potential future exposure to the Company on credit default swaps supported by the ING V guarantee was $1.0 billion.

13.	Consolidated Investment Entities

The Company provides investment management services to and has transactions with, various collateralized loan obligations, private equity funds, single strategy hedge funds, insurance entities, securitizations and other investment entities in the normal course of business. In certain instances, the Company serves as the investment manager, making day-to-day investment decisions concerning the assets of these entities. These entities are considered to be either VIEs or VOEs and the Company evaluates its involvement with each entity to determine whether consolidation is required.

Certain investment entities are consolidated under VIE or VOE consolidation guidance. The Company consolidates entities under the VIE guidance when it is determined that the Company is the primary beneficiary of these entities. The Company consolidates certain entities under the VOE guidance when it acts as the controlling general partner and the limited partners have no substantive rights to impact ongoing governance and operating activities.

With the exception of guarantees issued by the Company in relation to collateral support for reinsurance contracts, the Company has no right to the benefits from, nor does it bear the risks associated with these investments beyond the Company’s direct equity and debt investments in and management fees generated from these investment products. Such direct investments amounted to approximately $606.9 and $600.0 as of March 31, 2013 and December 31, 2012, respectively. If the Company were to liquidate, the assets held by consolidated investment entities would not be available to the general creditors of the Company as a result of the liquidation.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Consolidated Investments

Collateral Loan Obligations (“CLO”) Entities

Certain subsidiaries of the Company structure and manage CLO entities created for the sole purpose of offering investors various maturity and risk characteristics by issuing multiple tranches of collateralized debt. The notes issued by the CLO entities are backed by diversified portfolios consisting primarily of senior secured floating rate leveraged loans.

The Company provides collateral management services to the CLO entities. In return for providing management services, the Company earns investment management fees and contingent performance fees. The Company has invested in certain of the entities, generally taking an ownership position in the unrated junior subordinated tranches. The CLO entities are structured and managed similarly but have differing fee structures and initial capital investments made by the Company. The Company’s ownership interests and management and contingent performance fees were assessed to determine if the Company is the primary beneficiary of these entities.

As of March 31, 2013 and December 31, 2012, the Company consolidated 10 CLOs and 9 CLOs, respectively.

Private Equity Funds and Single Strategy Hedge Funds (Limited Partnerships)

The Company invests in and manages various limited partnerships, including private equity funds and single strategy hedge funds. The Company, as a general partner or managing member of certain sponsored investment funds, is generally presumed to control the limited partnerships unless the limited partners have the substantive ability to remove the general partner without cause based upon a simple majority vote, or can otherwise dissolve the partnership, or have substantive participating rights over decision-making of the partnerships.

As of March 31, 2013 and December 31, 2012, the Company consolidated 35 funds, which were structured as partnerships.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the components of the consolidated investment entities, excluding collateral support for certain reinsurance contracts, as of the dates indicated:

	March 31, 2013	December 31, 2012
Assets of Consolidated Investment Entities
VIEs - CLO entities:
Cash and cash equivalents	$1,000.9	$360.6
Corporate loans, at fair value using the fair value option	4,043.1	3,559.3

Total CLO entities	5,044.0	3,919.9

VOEs - Private equity funds and single strategy hedge funds:
Cash and cash equivalents	53.9	80.2
Limited partnerships/corporations, at fair value	2,980.7	2,931.2
Other assets	31.2	34.3

Total investment funds	3,065.8	3,045.7

Total assets of consolidated investment entities	$8,109.8	$6,965.6

Liabilities of Consolidated Investment Entities
VIEs - CLO entities:
CLO notes, at fair value using the fair value option	$4,448.1	$3,829.4
Other liabilities	510.9	—

Total CLO entities	4,959.0	3,829.4

VOEs - Private equity funds and single strategy hedge funds:
Other liabilities	293.8	292.4

Total investment funds	293.8	292.4

Total liabilities of consolidated investment entities	$5,252.8	$4,121.8

Fair Value Measurement

Upon consolidation of CLO entities, the Company elected to apply the FVO for financial assets and financial liabilities held by these entities and continued to measure these assets (primarily corporate loans) and liabilities (debt obligations issued by CLO entities) at fair value in subsequent periods. The Company has elected the FVO to more closely align its accounting with the economics of its transactions and allows the Company to more effectively align changes in the fair value of CLO assets with a commensurate change in the fair value of CLO liabilities.

Investments held by consolidated private equity funds and single strategy hedge funds are measured and reported at fair value in the Company’s Condensed Consolidated Financial Statements. Changes in the fair value of consolidated investment entities are recorded as a separate line item within Income (loss) related to consolidated investment entities in the Company’s Condensed Consolidated Statements of Operations.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The methodology for measuring the fair value and fair value hierarchy classification of financial assets and liabilities of consolidated investment entities is consistent with the methodology and fair value hierarchy rules applied by the Company to its investment portfolio. Refer to the Fair Value Measurement section of the Business, Basis of Presentation and Significant Policies Note included in the Consolidated Financial Statements in the Company’s Prospectus.

As discussed in more detail below, the Company utilizes valuations obtained from third-party commercial pricing services, brokers and investment sponsors or third-party administrators that supply NAV (or its equivalent) per share used as a practical expedient. The valuations obtained from brokers and third-party commercial pricing services are non-binding. These valuations are reviewed on a monthly or quarterly basis (dependent on the type of fund or product). Procedures include, but are not limited to, a review of underlying fund investor reports, review of top and worst performing funds requiring further scrutiny, review of variance from prior periods and review of variance from benchmarks, where applicable. In addition, the Company considers both macro and fund specific events which may impact the latest NAV supplied and determines if further adjustments of value should be made. Such changes, if any, are subject to senior management review.

When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

Cash and Cash Equivalents

The carrying amounts for cash reflect the assets’ fair values. The fair value for cash equivalents is determined based on quoted market prices. These assets are classified as Level 1.

VIEs - CLO Entities

Corporate loans - Corporate loan investments, which comprise the majority of consolidated CLO portfolio collateral, are senior secured corporate loans from a variety of industries, including, but not limited to, the aerospace and defense, broadcasting, technology, utilities, household products, healthcare, oil and gas and finance industries. Corporate loans mature at various dates between 2013 and 2022, pay interest at LIBOR or PRIME plus a spread of up to 10.0% and typically range in credit rating categories from AA+ down to unrated. As of March 31, 2013 and December 31, 2012, the unpaid principal balance exceeded the fair value of the corporate loans by approximately $2.7 and $26.9, respectively. Less than 1% of the collateral assets are in default as of March 31, 2013 and December 31, 2012.

The fair values for corporate loans are determined using independent commercial pricing services. Fair value measurement based on pricing services may be classified in Level 2 or Level 3 depending on the type, complexity, observability and liquidity of the asset being measured. The inputs used by independent commercial pricing services, such as benchmark yields and credit risk adjustments, are those that are derived principally from or corroborated by observable market data. Hence, the fair value measurement of corporate loans priced by independent pricing service providers is classified within Level 2 of the fair value hierarchy.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

CLO notes - The CLO notes are backed by a diversified loan portfolio consisting primarily of senior secured floating rate leveraged loans. Repayment risk is segmented into tranches with credit ratings of these tranches reflecting both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it. The most subordinated tranche bears the first loss and receives the residual payments, if any. The interest rates are generally variable rates based on LIBOR plus a pre-defined spread, which varies from 0.22% for the more senior tranches to 7.00% for the more subordinated tranches. CLO notes mature at various dates between 2020 and 2024 and have a weighted average maturity of 9.1 years. The outstanding balance on the notes issued by consolidated CLOs exceeds their fair value by approximately $98.7 and $99.6 as of March 31, 2013 and December 31, 2012, respectively. The investors in this debt are not affiliated with the Company and have no recourse to the general credit of the Company for this debt.

The fair values of the CLO notes including subordinated tranches in which the Company retains an ownership interest are obtained from a third-party commercial pricing service. The service combines the modeling of projected cash flow activity and the calibration of modeled results with transactions that have taken place in the specific debt issue as well as debt issues with similar characteristics. Several of the more significant inputs to the models including default rate, recovery rate, prepayment rate and discount margin, are determined primarily based on the nature of the investments in the underlying collateral pools and cannot be corroborated by observable market data. Accordingly, CLO notes are classified within Level 3 of the fair value hierarchy.

The Company reviews the detailed prices including comparisons to prior periods for reasonableness. The Company utilizes a formal pricing challenge process to request a review of any price during which time the vendor examines its assumptions and relevant market inputs to determine if a price change is warranted.

Other liabilities - On March 28, 2013, the Company launched a CLO backed by a diversified portfolio consisting mostly of senior secured floating rate leveraged loans. As of March 31, 2013, investment totaling $510.9 were purchased and the value of these loans are carried at fair value on the Condensed Consolidated Balance Sheets within Assets related to consolidated investment entities. Based on anticipated settlement in April 2013, the corresponding securities payable is reflected within Liabilities related to consolidated investment entities.

The following table presents significant unobservable inputs for Level 3 fair value measurements as of March 31, 2013:

Assets and Liabilities	Fair Value	Valuation Technique	Unobservable Inputs
CLO Notes	$4,448.1	Discounted Cash Flow	Default Rate
			Recovery Rate
			Prepayment Rate
			Discount Margin

The following narrative indicates the sensitivity of inputs:

•

Default Rate: An increase (decrease) in the expected default rate would likely increase (decrease) the discount margin (increase risk premium) used to value the CLO notes and, as a result, would potentially decrease the value of the CLO notes; however, if an increase in the expected default rates does not have a subsequent change in the discount margin used to value the CLO notes, then an

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

increase in default rate would potentially increase the value of the CLO notes as the expected weighted average life (“WAL”) of the CLO notes would decrease.
•	Recovery rate: A decrease (increase) in the expected recovery of defaulted assets would potentially decrease (increase) the valuation of CLO notes.
•	Prepayment Rate: A decrease (increase) in the expected rate of collateral prepayments would potentially decrease (increase) the valuation of CLO notes as the expected WAL would increase.
•	Discount Margin (spread over LIBOR): An increase (decrease) in the discount margin used to value the CLO notes would decrease (increase) the value of the CLO notes.

VOEs - Private Equity Funds and Single Strategy Hedge Funds

Limited partnerships, at fair value, primarily represent the Company’s investments in private equity funds and single strategy hedge funds. The fair value for these investments is estimated based on the NAV from the latest financial statements of these funds, provided by the fund’s investment manager or third-party administrator. Investments in these funds typically may not be fully redeemed at NAV within 90 days because of inherent restrictions on near-term redemptions. Therefore, these investments are classified within Level 3 of the fair value hierarchy.

These consolidated investments are mostly private equity funds spread across 35 limited partnerships that focus on the primary or secondary market. The limited partnerships invest in private equity funds and, at times, make strategic co-investments directly into private equity companies, including, but not limited to, buyout, venture capital, distressed and mezzanine.

Private Equity Funds

As prescribed in ASC Topic 820, the unit of account for these investments is the interest in the investee fund. The Company owns an undivided interest in the fund portfolio and does not have the ability to dispose of individual assets and liabilities in the fund portfolio. Rather, the Company would be required to redeem or dispose of its entire interest in the investee fund. There is no current active market for interests in underlying private equity funds.

Valuation is generally based on the valuations provided by the fund’s general partner or investment manager. The valuations typically reflect the fair value of the Company’s capital account balance of each fund investment, including unrealized capital gains (losses), as reported in the financial statements of the respective investee fund as of the respective year end or the latest available date. In circumstances where fair values are not provided, the Company seeks to determine the fair value of fund investments based upon other information provided by the fund’s general partner or investment manager or from other sources.

The fair value of securities received in-kind from fund investments is determined based on the restrictions around the securities.

•	Unrestricted, publicly traded securities are valued at the closing public market price on the reporting date;
•	Restricted, publicly traded securities may be valued at a discount from the closing public market price on the reporting date, depending on the circumstances; and

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

•

Privately held securities are valued by the directors/general partner of the investee fund, based on a variety of factors, including the price of recent transactions in the company’s securities and the company’s earnings, revenue and book value.

As of March 31, 2013 and December 31, 2012, certain private equity funds maintained revolving lines of credit of $325.3, which renew annually and bear interest at LIBOR/EURIBOR plus 235-250 bps. The lines of credit are used for funding transactions before capital is called from investors, as well as for the financing of certain purchases. The private equity funds generally may borrow an amount that does not exceed the lessor of a certain percentage of the funds’ undrawn commitments or undrawn commitments plus 350% asset coverage from the invested assets of the funds. As of March 31, 2013 and December 31, 2012, outstanding borrowings amount to $288.4. The borrowings are reflected in Liabilities related to consolidated investment entities - other liabilities on the Condensed Consolidated Balance Sheets. The borrowings are carried at an amount equal to the unpaid principal balance.

Private Equity Companies

In the case of direct investments or co-investments in private equity companies, the Company initially recognizes investments at cost and subsequently adjusts investments to fair value. On a quarterly basis, the Company reviews the general partner or lead investor’s valuation of the investee company, taking into account other available information, such as indications of a market value through subsequent issues of capital or transactions between third-parties, performance of the investee company during the period and public, comparable companies’ analysis, where appropriate.

The fair value hierarchy levels of consolidated investment entities as of March 31, 2013 are presented in the table below:

	Level 1	Level 2	Level 3	Fair Value Measurements
Assets
VIEs - CLO entities:
Cash and cash equivalents	$1,000.9	$—	$—	$1,000.9
Corporate loans, at fair value using the fair value option	—	4,043.1	—	4,043.1
VOEs - Private equity funds and single strategy hedge funds:
Cash and cash equivalents	53.9	—	—	53.9
Limited partnerships/corporations, at fair value	—	—	2,980.7	2,980.7

Total assets, at fair value	$1,054.8	$4,043.1	$2,980.7	$8,078.6

Liabilities
VIEs - CLO entities:
CLO notes, at fair value using the fair value option	$—	$—	$4,448.1	$4,448.1

Total liabilities, at fair value	$—	$—	$4,448.1	$4,448.1

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The fair value hierarchy levels of consolidated investment entities as of December 31, 2012 are presented in the table below:

	Level 1	Level 2	Level 3	Fair Value Measurements
Assets
VIEs - CLO entities:
Cash and cash equivalents	$360.6	$—	$—	$360.6
Corporate loans, at fair value using the fair value option	—	3,559.3	—	3,559.3
VOEs - Private equity funds and single strategy hedge funds:
Cash and cash equivalents	80.2	—	—	80.2
Limited partnerships/corporations, at fair value	—	—	2,931.2	2,931.2

Total assets, at fair value	$440.8	$3,559.3	$2,931.2	$6,931.3

Liabilities
VIEs - CLO entities:
CLO notes, at fair value using the fair value option	$—	$—	$3,829.4	$3,829.4

Total liabilities, at fair value	$—	$—	$3,829.4	$3,829.4

Level 3 assets primarily include investments in private equity funds and single strategy hedge funds held by the consolidated VOEs, while the Level 3 liabilities consist of CLO notes. Transfers of investments out of Level 3 and into Level 2 or Level 1, if any, are recorded as of the beginning of the period in which the transfer occurred. During the three months ended March 31, 2013 and 2012, there were no transfers in or out of Level 3, or transfers between Level 1 and Level 2.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The reconciliation of the beginning and ending fair value measurements for Level 3 assets and liabilities using significant unobservable inputs for the three months ended March 31, 2013:

	Beginning Balance January 1	Purchases	Sales	Gains (Losses) Included in the Condensed Consolidated Statement of Operations	Ending Balance March 31
Assets
VOEs - Private equity funds and single strategy hedge funds:
Limited partnerships/corporations, at fair value	$2,931.2	$65.9	$(0.6)	$(15.8)	$2,980.7

Total assets, at fair value	$2,931.2	$65.9	$(0.6)	$(15.8)	$2,980.7

Liabilities
VIEs - CLO entities:
CLO notes, at fair value using the fair value option	$(3,829.4)	$(612.9)	$0.9	$(6.7)	$(4,448.1)

Total liabilities, at fair value	$(3,829.4)	$(612.9)	$0.9	$(6.7)	$(4,448.1)

The reconciliation of the beginning and ending fair value measurements for Level 3 assets and liabilities using significant unobservable inputs for the three months ended March 31, 2012 is presented in the table below:

	Beginning Balance January 1	Purchases	Sales	Gains (Losses) Included in the Condensed Consolidated Statement of Operations	Ending Balance March 31
Assets
VOEs - Private equity funds and single strategy hedge funds:
Limited partnerships/corporations, at fair value	$2,860.3	$100.9	$(17.0)	$6.4	$2,950.6

Total assets, at fair value	$2,860.3	$100.9	$(17.0)	$6.4	$2,950.6

Liabilities
VIEs - CLO entities:
CLO notes, at fair value using the fair value option	$(2,057.1)	$(362.0)	$0.5	$(73.1)	$(2,491.7)

Total liabilities, at fair value	$(2,057.1)	$(362.0)	$0.5	$(73.1)	$(2,491.7)

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Deconsolidation of Certain Investment Entities

During the three months ended March 31, 2013 and 2012, the Company did not deconsolidate any investment entities.

Nonconsolidated VIEs

CLO Entities

In addition to the consolidated CLO entities, the Company also holds variable interest in certain CLO entities which are not consolidated as it has been determined that the Company is not the primary beneficiary. With these CLO entities, the Company serves as the investment manager and receives investment management fees and contingent performance fees. Generally, the Company does not hold any interest in the nonconsolidated CLO entities. The Company has never provided, and is not obligated to provide, any financial or other support to these entities.

The Company will review its assumptions on a periodic basis to determine if conditions have changed such that the projection of these contingent fees becomes significant enough to reconsider the Company’s consolidation status as variable interest holder. As of March 31, 2013 and December 31, 2012, the Company did not hold any ownership interests in these unconsolidated CLOs.

The following table presents the carrying amounts of total assets and liabilities of the VIEs in which the Company has concluded that it holds a variable interest, but is not the primary beneficiary as of the dates indicated. The Company determines its maximum exposure to loss to be: (i) the amount invested in the debt or equity of the VIE and (ii) other commitments and guarantees to the VIE.

	March 31, 2013	December 31, 2012
Carrying amount	$—	$—
Maximum exposure to loss	—	—
Assets of nonconsolidated investment entities	1,779.4	1,792.2
Liabilities of nonconsolidated investment entities	1,770.3	1,772.9

Investment Funds

The Company manages or holds investments in certain private equity funds and single strategy hedge funds. With these entities, the Company serves as the investment manager and is entitled to receive investment management fees and contingent performance fees that are generally expected to be insignificant. Although the Company has the power to direct the activities that significantly impact the economic performance of the funds, it does not hold a significant variable interest in any of these funds and, as such, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Accordingly, the Company is not considered the primary beneficiary and did not consolidate any of these investment funds.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

In addition, the Company does not consolidate the funds, in which its involvement takes a form of a limited partner interest and is restricted to a role of a passive investor, as a limited partner’s interest does not provide the Company with any substantive kick-out or participating rights, which would overcome the presumption of control by the general partner.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company’s involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities’ economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the Fair Value Measurements Note to these Condensed Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO whose change in fair value is reflected in Other net realized gains (losses) in the Condensed Consolidated Statements of Operations. The Company’s maximum exposure to loss on these structured investments is limited to the amount of its investment. Refer to the Investments (excluding Consolidated Investment Entities) Note of these Condensed Consolidated Financial Statements for details regarding the carrying amounts and classifications of these assets.

14.	Segments

The Company provides its principal products and services in three ongoing businesses and reports results through five ongoing segments as follows:

Business	Segment
Retirement Solutions	Retirement Annuities

Investment Management	Investment Management

Insurance Solutions	Individual Life Employee Benefits

The Company also has a Corporate segment, which includes the financial data not directly related to the businesses and Closed Block segments, which include non-strategic products that are in run-off and no longer being actively marketed and sold.

These segments reflect the manner by which the Company’s chief operating decision maker views and manages the business. The following is a brief description of these segments, as well as Corporate and Closed Block segments.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Retirement Solutions

The Retirement Solutions business provides its products through two segments: Retirement and Annuities. The Retirement segment provides tax-deferred, employer-sponsored retirement savings plans and administrative services in corporate, education, healthcare and government markets, as well as rollover IRAs and other retail financial products. The Annuities segment primarily provides fixed and indexed annuities, tax-qualified mutual fund custodial products and payout annuities for pre-retirement wealth accumulation and post-retirement income management sold through multiple channels.

Investment Management

The Investment Management business provides investment products and retirement solutions through a broad range of traditional and alternative asset classes, geographies and styles, in separate accounts, pooled accounts, annuity portfolios and mutual funds. Products and services are offered to institutional clients, including public, corporate and union retirement plans, endowments and foundations and insurance companies, as well as individual investors and affiliated U.S. businesses and are distributed through the Company’s direct sales force, consultant channel and intermediary partners (such as banks, broker-dealers and independent financial advisers).

Insurance Solutions

The Insurance Solutions business provides its products through two segments: Individual Life and Employee Benefits. The Individual Life segment provides wealth protection and transfer opportunities through universal, variable, whole life and term products, distributed through independent channels to meet the needs of a broad range of customers from the middle market through affluent market segments. The Employee Benefits segment provides stop loss, group life, voluntary employee paid and disability products to mid-sized and large businesses.

Corporate

Corporate includes corporate operations and corporate level assets and financial obligations. The Corporate segment includes investment income on assets backing surplus in excess of amounts held at the segment level, financing and interest expenses, other items not allocated to segments, such as certain expenses and liabilities of employee benefit plans and intercompany eliminations.

Closed Blocks

Closed Blocks include the Closed Block Variable Annuity, Closed Block Institutional Spread Products and Closed Block Other, which are in run-off. Closed Block Variable Annuity and Closed Block Institutional Spread Products (which issues guaranteed investment contracts and funding agreements) are no longer being actively marketed and sold, but are managed to protect regulatory and rating agency capital from equity market movements. The Closed Block Other segment mainly consists of the contingent consideration and loss related to the 2010 sale of three of the Company’s broker dealers and the amortization of the deferred gain related to the divestment of Group Reinsurance in 2010 via reinsurance and the Individual Reinsurance segment that was divested in 2004 via reinsurance.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Measurement

Operating earnings before income taxes is an internal measure used by management to evaluate segment performance. The Company uses the same accounting policies and procedures to measure segment operating earnings before income taxes as it does for consolidated net income (loss). Operating earnings before income taxes does not replace net income (loss) as the U.S. GAAP measure of the Company’s consolidated results of operations. However, the Company believes that the definitions of operating earnings before income taxes provide users with a more valuable measure of its business and segment performances and enhance the understanding of the Company’s performance by highlighting performance drivers. Each segment’s income (loss) before income taxes is calculated by making adjustments for the following items:

•

Net investment gains (losses), net of related amortization of DAC, VOBA, sales inducements and unearned revenue. Net investment gains (losses) include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the FVO unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements and accrued interest;

•

Net guaranteed benefit hedging gains (losses), which include changes in the fair value of derivatives related to guaranteed benefits, net of related reserve increases (decreases) and net of related amortization of DAC, VOBA and sales inducements, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with the Company’s long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating results, including the impacts related to changes in the Company’s nonperformance spread;

•	Income (loss) related to business exited through reinsurance or divestment;
•	Income (loss) attributable to noncontrolling interests;
•	Income (loss) related to early extinguishments of debt;
•	Impairment of goodwill, value of management contract rights and value of customer relationships acquired;
•	Immediate recognition of net actuarial gains (losses) related to the Company’s pension and other post-employment benefit obligations and gains (losses) from plan amendments and curtailments; and
•

Other items, including restructuring expenses (severance, lease write-offs, etc.), integration expenses related to the Company’s acquisition of CitiStreet and certain third-party expenses related to the anticipated divestment of the Company by ING Group.

Operating earnings before income taxes also does not reflect the results of operations of the Company’s Closed Block Variable Annuity segment, since this segment is managed to focus on protecting regulatory and rating agency capital rather than achieving operating metrics. When the Company presents the adjustments to Income (loss) before income taxes on a consolidated basis, each adjustment excludes the relative portions attributable to the Company’s Closed Block Variable Annuity segment.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The summary below reconciles operating earnings before income taxes for the segments to Income (loss) before income taxes for the periods indicated:

	Three Months Ended March 31,
	2013	2012
Retirement Solutions:
Retirement	$137.8	$123.9
Annuities	54.3	36.4
Investment Management	30.1	33.0
Insurance Solutions:
Individual Life	50.8	55.0
Employee Benefits	12.4	15.6

Total Ongoing Businesses	285.4	263.9
Corporate	(50.1)	(48.4)
Closed Blocks:
Closed Block Institutional Spread Products	22.1	22.1
Closed Block Other	(0.7)	2.2

Closed Blocks	21.4	24.3

Total operating earnings before income taxes	256.7	239.8

Adjustments:
Closed Block Variable Annuity	(477.1)	(907.7)
Net investment gains (losses) and related charges and adjustments	41.8	60.3
Net guaranteed benefit hedging gains (losses) and related charges and adjustments	3.1	137.4
Loss related to businesses exited through reinsurance or divestment	(16.9)	(12.6)
Income (loss) attributable to noncontrolling interests	(13.5)	(15.6)
Other adjustments to operating earnings	(8.4)	(14.5)

Income (loss) before income taxes	$(214.3)	$(512.9)

Operating revenues is a measure of the Company’s segment revenues. The Company calculates operating revenues by adjusting each segment’s revenues for the following items:

•

Net realized investment gains (losses) and related charges and adjustments include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the FVO unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements and accrued interest. These are net of related amortization of unearned revenue;

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

•

Gain (loss) on change in fair value of derivatives related to guaranteed benefits include changes in the fair value of derivatives related to guaranteed benefits, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with the Company’s long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating revenues, including the impacts related to changes in the Company’s nonperformance spread;

•	Revenues related to businesses exited through reinsurance or divestment;
•	Revenues attributable to noncontrolling interests; and
•

Other adjustments to operating revenues primarily reflect fee income earned by the Company’s broker-dealers for sales of non-proprietary products, which are reflected net of commission expense in the Company’s segments’ operating revenues, as well as other items where the income is passed on to third parties.

Operating revenues also do not reflect the revenues of the Company’s Closed Block Variable Annuity segment, since this segment is managed to focus on protecting regulatory and rating agency capital rather than achieving operating metrics. When the Company presents the adjustments to Total revenues on a consolidated basis, each adjustment excludes the relative portions attributable to the Company’s Closed Block Variable Annuity segment.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The summary below reconciles operating revenues for the segments to Total revenues for the periods indicated:

	Three Months Ended March 31,
	2013	2012
Retirement Solutions:
Retirement	$583.2	$580.4
Annuities	307.6	351.2
Investment Management	131.9	130.6
Insurance Solutions:
Individual Life	687.1	712.0
Employee Benefits	318.1	313.3

Total Ongoing Businesses	2,027.9	2,087.5
Corporate	17.1	14.2
Closed Blocks:
Closed Block Institutional Spread Products	38.3	43.0
Closed Block Other	7.2	10.4

Closed Blocks	45.5	53.4

Total operating revenues	2,090.5	2,155.1

Adjustments:
Closed Block Variable Annuity	(444.0)	(978.8)
Net realized investment gains (losses) and related charges and adjustments	30.4	103.3
Gain (loss) on change in fair value of derivatives related to guaranteed benefits	20.6	125.3
Revenues related to businesses exited through reinsurance or divestment	(12.1)	7.5
Revenues (loss) attributable to noncontrolling interests	40.3	21.3
Other adjustments to operating revenues	92.9	51.6

Total revenues	$1,818.6	$1,485.3

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Segment Information

The following is a summary of certain financial information for the Company’s segments for the periods indicated.

The Investment Management segment revenues include the following intersegment revenues, primarily consisting of asset-based management and administration fees.

	Three Months Ended March 31,
	2013	2012
Investment management intersegment revenues	$39.3	$40.1

The summary below presents Total assets for the Company’s segments as of the dates indicated:

	March 31, 2013	December 31, 2012
Retirement Solutions:
Retirement	$90,230.1	$86,504.3
Annuities	27,172.9	27,718.6
Investment Management	418.2	498.5
Insurance Solutions:
Individual Life	25,750.2	25,319.0
Employee Benefits	2,584.2	2,657.0

Total Ongoing Businesses	146,155.6	142,697.4
Corporate	5,270.4	5,593.4
Closed Blocks:
Closed Block Variable Annuity	49,001.4	49,157.6
Closed Block Institutional Spread Products	5,034.2	4,392.2
Closed Block Other	7,932.2	8,239.1

Closed Blocks	61,967.8	61,788.9

Total assets of segments	213,393.8	210,079.7
Noncontrolling interest	7,456.2	6,314.5

Total assets	$220,850.0	$216,394.2

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

15.	Condensed Consolidating Financial Information

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered” (“Rule 3-10”). The condensed consolidating financial information presents the financial position of ING U.S., Inc. (“Parent Issuer”), Lion Holdings (“Subsidiary Guarantor”) and all other subsidiaries (“Non-Guarantor Subsidiaries”) of the Company at March 31, 2013 and December 31, 2012, and the results of their operations, comprehensive income and cash flows for three months ended March 31, 2013 and 2012.

On July 13, 2012, the Company issued $850.0 in 5.5% unsecured Senior Notes due 2022 (the “2022 Notes”) in a private placement with registration rights. On February 11, 2013, the Company issued $1.0 billion of unsecured 2.9% Senior Notes due 2018 in a private placement with registration rights (the “2018 Notes”). On May 16, 2013, the Company issued $750.0 of 5.65% Fixed-to-Floating Rate Junior Subordinated Notes due in 2053 in a private placement with registration rights (the “2053 Notes”). The 2022 Notes, 2018 Notes and 2053 Notes are fully and unconditionally guaranteed by Lion Holdings, a 100% owned subsidiary of the Company. No other subsidiary of ING U.S., Inc. guarantees the 2022 Notes, 2018 Notes or 2053 Notes. See the “Dividend Restrictions” section of the Shareholder’s Equity and Dividend Restrictions note to these Condensed Consolidated Financial Statements for information on any significant restrictions on the ability of the Parent Issuer or Subsidiary Guarantor to obtain funds from its subsidiaries by dividend or return of capital.

The following condensed consolidating financial information is presented in conformance with the condensed consolidated financial statements. Investments in subsidiaries are accounted for using the equity method for purposes of illustrating the consolidating presentation. Equity in the subsidiaries is reflected in the Parent Issuer’s and Subsidiary Guarantor’s Investments in subsidiaries and Equity in earnings of subsidiaries, net of tax. Non-Guarantor Subsidiaries represent all other subsidiaries on a combined basis. The Consolidating Adjustments presented eliminate investments in subsidiaries and intercompany balances and transactions.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Balance Sheet

March 31, 2013

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets:
Investments:
Fixed maturities, available-for-sale, at fair value	$—	$—	$70,638.3	$(15.4)	$70,622.9
Fixed maturities, at fair value using the fair value option	—	—	2,675.8	—	2,675.8
Equity securities, available-for-sale, at fair value	69.8	5.5	207.0	—	282.3
Short-term investments	—	—	2,992.1	—	2,992.1
Mortgage loans on real estate, net of valuation allowance	—	—	8,949.4	—	8,949.4
Policy loans	—	—	2,204.4	—	2,204.4
Limited partnerships/corporations	—	—	468.5	—	468.5
Derivatives	109.4	—	2,119.6	(152.0)	2,077.0
Investments in subsidiaries	15,233.9	13,709.3	—	(28,943.2)	—
Other investments	—	0.4	166.3	—	166.7
Securities pledged	—	—	1,774.7	—	1,774.7

Total investments	15,413.1	13,715.2	92,196.1	(29,110.6)	92,213.8
Cash and cash equivalents	384.2	0.3	2,403.2	—	2,787.7
Short-term investments under securities loan agreements, including collateral delivered	—	—	863.5	—	863.5
Accrued investment income	—	—	900.8	—	900.8
Reinsurance recoverable	—	—	7,151.0	—	7,151.0
Deferred policy acquisition costs, Value of business acquired	—	—	4,019.6	—	4,019.6
Sales inducements to contract holders	—	—	235.5	—	235.5
Goodwill and other intangible assets	—	—	341.8	—	341.8
Loans to subsidiaries and affiliates	111.9	68.6	275.0	(455.5)	—
Due from subsidiaries and affiliates	15.1	4.5	1.8	(21.4)	—
Other assets	37.0	—	1,091.2	—	1,128.2
Assets related to consolidated investment entities:
Limited partnerships/corporations, at fair value	—	—	2,980.7	—	2,980.7
Cash and cash equivalents	—	—	1,054.8	—	1,054.8
Corporate loans, at fair value using the fair value option	—	—	4,043.1	—	4,043.1
Other assets	—	—	31.2	—	31.2
Assets held in separate accounts	—	—	103,098.3	—	103,098.3

Total assets	$15,961.3	$13,788.6	$220,687.6	$(29,587.5)	$220,850.0

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Balance Sheet (Continued)

March 31, 2013

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Liabilities and Shareholder’s Equity:
Future policy benefits	$—	$—	$15,061.5	$—	$15,061.5
Contract owner account balances	—	—	70,813.6	—	70,813.6
Payables under securities loan agreement, including collateral held	—	—	1,348.8	—	1,348.8
Short-term debt	525.7	138.4	111.9	(454.8)	321.2
Long-term debt	2,094.1	1,014.2	347.9	(15.4)	3,440.8
Funds held under reinsurance agreements	—	—	1,170.8	—	1,170.8
Derivatives	59.6	—	1,763.0	(152.0)	1,670.6
Pension and other post-employment provisions	—	—	906.6	—	906.6
Current income taxes	(12.7)	12.0	13.9	—	13.2
Deferred income taxes	(135.8)	—	1,057.4	—	921.6
Due to subsidiaries and affiliates	0.6	1.2	19.6	(21.4)	—
Other liabilities	38.7	7.5	1,185.8	(0.7)	1,231.3
Liabilities related to consolidated investment entities:
Collateralized loan obligations notes, at fair value using the fair value option	—	—	4,448.1	—	4,448.1
Other liabilities	—	—	804.7	—	804.7
Liabilities related to separate accounts	—	—	103,098.3	—	103,098.3

Total liabilities	2,570.2	1,173.3	202,151.9	(644.3)	205,251.1

Shareholder’s equity:
Total ING U.S., Inc. shareholder’s equity	13,391.1	12,615.3	16,327.9	(28,943.2)	13,391.1
Noncontrolling interest	—	—	2,207.8	—	2,207.8

Total shareholder’s equity	13,391.1	12,615.3	18,535.7	(28,943.2)	15,598.9

Total liabilities and shareholder’s equity	$15,961.3	$13,788.6	$220,687.6	$(29,587.5)	$220,850.0

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Balance Sheet

December 31, 2012

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Assets:
Investments:
Fixed maturities, available-for-sale, at fair value	$—	$—	$70,925.7	$(15.4)	$70,910.3
Fixed maturities, at fair value using the fair value option	—	—	2,771.3	—	2,771.3
Equity securities, available-for-sale, at fair value	63.9	20.1	256.1	—	340.1
Short-term investments	—	—	5,991.2	—	5,991.2
Mortgage loans on real estate, net of valuation allowance	—	—	8,662.3	—	8,662.3
Policy loans	—	—	2,200.3	—	2,200.3
Limited partnerships/corporations	—	—	465.1	—	465.1
Derivatives	117.7	—	2,410.5	(153.7)	2,374.5
Investments in subsidiaries	15,715.1	14,044.3	—	(29,759.4)	—
Other investments	—	0.4	166.6	—	167.0
Securities pledged	—	—	1,605.5	—	1,605.5

Total investments	15,896.7	14,064.8	95,454.6	(29,928.5)	95,487.6
Cash and cash equivalents	357.5	0.4	1,428.9	—	1,786.8
Short-term investments under securities loan agreements, including collateral delivered	—	—	664.0	—	664.0
Accrued investment income	—	—	863.5	—	863.5
Reinsurance recoverable	—	—	7,379.3	—	7,379.3
Deferred policy acquisition costs, Value of business acquired	—	—	3,656.3	—	3,656.3
Sales inducements to contract holders	—	—	212.7	—	212.7
Goodwill and other intangible assets	—	—	348.5	—	348.5
Loans to subsidiaries and affiliates	77.0	58.0	261.4	(396.4)	—
Due from subsidiaries and affiliates	16.5	1.5	24.6	(42.6)	—
Other assets	35.8	—	1,326.7	—	1,362.5
Assets related to consolidated investment entities:
Limited partnerships/corporations, at fair value	—	—	2,931.2	—	2,931.2
Cash and cash equivalents	—	—	440.8	—	440.8
Corporate loans, at fair value using the fair value option	—	—	3,559.3	—	3,559.3
Other assets	—	—	34.3	—	34.3
Assets held in separate accounts	—	—	97,667.4	—	97,667.4

Total assets	$16,383.5	$14,124.7	$216,253.5	$(30,367.5)	$216,394.2

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Balance Sheet (Continued)

December 31, 2012

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Liabilities and Shareholder’s Equity:
Future policy benefits	$—	$—	$15,493.6	$—	$15,493.6
Contract owner account balances	—	—	70,562.1	—	70,562.1
Payables under securities loan agreement, including collateral held	—	—	1,509.8	—	1,509.8
Short-term debt	886.1	138.3	436.3	(396.1)	1,064.6
Long-term debt	1,824.6	1,014.1	347.8	(15.4)	3,171.1
Funds held under reinsurance agreements	—	—	1,236.6	—	1,236.6
Derivatives	59.3	—	2,038.6	(153.7)	1,944.2
Pension and other post-employment provisions	—	—	903.2	—	903.2
Current income taxes	(221.1)	7.2	225.6	—	11.7
Deferred income taxes	(127.4)	0.2	1,169.9	—	1,042.7
Due to subsidiaries and affiliates	23.1	1.5	18.0	(42.6)	—
Other liabilities	64.0	19.0	1,521.5	(0.3)	1,604.2
Liabilities related to consolidated investment entities:
Collateralized loan obligations notes, at fair value using the fair value option	—	—	3,829.4	—	3,829.4
Other liabilities	—	—	292.4	—	292.4
Liabilities related to separate accounts	—	—	97,667.4	—	97,667.4

Total liabilities	2,508.6	1,180.3	197,252.2	(608.1)	200,333.0

Shareholder’s equity:
Total ING U.S., Inc. shareholder’s equity	13,874.9	12,944.4	16,815.0	(29,759.4)	13,874.9
Noncontrolling interest	—	—	2,186.3	—	2,186.3

Total shareholder’s equity	13,874.9	12,944.4	19,001.3	(29,759.4)	16,061.2

Total liabilities and shareholder’s equity	$16,383.5	$14,124.7	$216,253.5	$(30,367.5)	$216,394.2

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Operations

For the Three Months Ended March 31, 2013

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Revenues:
Net investment income	$25.0	$0.1	$1,174.3	$(0.7)	$1,198.7
Fee income	—	—	891.9	—	891.9
Premiums	—	—	471.9	—	471.9
Net realized gains (losses):
Total other-than-temporary impairments	—	—	(11.6)	—	(11.6)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	—	—	(0.6)	—	(0.6)

Net other-than-temporary impairments recognized in earnings	—	—	(11.0)	—	(11.0)
Other net realized capital gains (losses)	—	—	(863.8)	—	(863.8)

Total net realized capital gains (losses)	—	—	(874.8)	—	(874.8)
Other revenue	2.1	0.3	96.1	(2.9)	95.6
Income (loss) related to consolidated investment entities:
Net investment income (loss)	—	—	44.2	—	44.2
Changes in fair value related to collateralized loan obligations	—	—	(8.9)	—	(8.9)

Total revenues	27.1	0.4	1,794.7	(3.6)	1,818.6

Benefits and expenses:
Policyholder benefits	—	—	540.5	—	540.5
Interest credited to contract owner account balance	—	—	520.9	—	520.9
Operating expenses	2.7	—	759.3	(2.9)	759.1
Net amortization of deferred policy acquisition costs and value of business acquired	—	—	130.5	—	130.5
Interest expense	27.4	15.5	2.2	(0.7)	44.4
Operating expenses related to consolidated investment entities:
Interest expense	—	—	36.8	—	36.8
Other expense	—	—	0.7	—	0.7

Total benefits and expenses	30.1	15.5	1,990.9	(3.6)	2,032.9

Income (loss) before income taxes	(3.0)	(15.1)	(196.2)	—	(214.3)
Income tax expense (benefit)	(2.0)	(5.7)	18.9	—	11.2

Net income (loss) before equity in earnings (losses) of unconsolidated affiliates	(1.0)	(9.4)	(215.1)	—	(225.5)
Equity in earnings (losses) of subsidiaries, net of tax	(211.0)	(219.4)	—	430.4	—

Net income (loss) including noncontrolling interest	(212.0)	(228.8)	(215.1)	430.4	(225.5)
Less: Net income (loss) attributable to noncontrolling interest	—	—	(13.5)	—	(13.5)

Net income (loss) available to ING U.S., Inc.’s common shareholder	$(212.0)	$(228.8)	$(201.6)	$430.4	$(212.0)

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Operations

For the Three Months Ended March 31, 2012

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Revenues:
Net investment income	$0.4	$0.1	$1,278.9	$(2.0)	$1,277.4
Fee income	—	—	889.0	—	889.0
Premiums	—	—	461.6	—	461.6
Net realized gains (losses):
Total other-than-temporary impairments	—	—	(7.3)	—	(7.3)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	—	—	(0.4)	—	(0.4)

Net other-than-temporary impairments recognized in earnings	—	—	(6.9)	—	(6.9)
Other net realized capital gains (losses)	—	—	(1,243.0)	—	(1,243.0)

Total net realized capital gains (losses)	—	—	(1,249.9)	—	(1,249.9)
Other revenue	3.9	—	86.5	(1.4)	89.0
Income (loss) related to consolidated investment entities:
Net investment income (loss)	—	—	34.9	—	34.9
Changes in fair value related to collateralized loan obligations	—	—	(16.7)	—	(16.7)

Total revenues	4.3	0.1	1,484.3	(3.4)	1,485.3

Benefits and expenses:
Policyholder benefits	—	—	448.1	—	448.1
Interest credited to contract owner account balance	—	—	570.1	—	570.1
Operating expenses	3.2	—	757.6	(1.4)	759.4
Net amortization of deferred policy acquisition costs and value of business acquired	—	—	173.7	—	173.7
Interest expense	5.5	13.0	7.8	(2.0)	24.3
Operating expenses related to consolidated investment entities:
Interest expense	—	—	22.2	—	22.2
Other expense	—	—	0.4	—	0.4

Total benefits and expenses	8.7	13.0	1,979.9	(3.4)	1,998.2

Income (loss) before income taxes	(4.4)	(12.9)	(495.6)	—	(512.9)
Income tax expense (benefit)	4.8	(0.8)	31.9	(28.0)	7.9

Net income (loss) before equity in earnings (losses) of unconsolidated affiliates	(9.2)	(12.1)	(527.5)	28.0	(520.8)
Equity in earnings (losses) of subsidiaries, net of tax	(496.0)	123.6	—	372.4	—

Net income (loss) including noncontrolling interest	(505.2)	111.5	(527.5)	400.4	(520.8)
Less: Net income (loss) attributable to noncontrolling interest	—	—	(15.6)	—	(15.6)

Net income (loss) available to ING U.S., Inc.’s common shareholder	$(505.2)	$111.5	$(511.9)	$400.4	$(505.2)

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Comprehensive Income

For the Three Months Ended March 31, 2013

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss) including noncontrolling interest	$(212.0)	$(228.8)	$(215.1)	$430.4	$(225.5)
Other comprehensive income (loss), before tax:
Unrealized gains/losses on securities	(399.9)	(137.0)	(397.8)	534.8	(399.9)
Other-than-temporary impairments	10.9	6.9	10.9	(17.8)	10.9
Pension and other postretirement benefits liability	(3.5)	(0.8)	(3.4)	4.2	(3.5)

Other comprehensive income (loss), before tax	(392.5)	(130.9)	(390.3)	521.2	(392.5)
Income tax (benefit) expense related to items of other comprehensive income (loss)	(134.6)	(44.9)	(133.8)	178.7	(134.6)

Other comprehensive income (loss), after tax	(257.9)	(86.0)	(256.5)	342.5	(257.9)

Comprehensive income (loss)	(469.9)	(314.8)	(471.6)	772.9	(483.4)
Less: Comprehensive income (loss) attributable to the noncontrolling interest	—	—	(13.5)	—	(13.5)

Comprehensive income (loss) attributable to ING U.S., Inc.’s common shareholder	$(469.9)	$(314.8)	$(458.1)	$772.9	$(469.9)

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Comprehensive Income

For the Three Months Ended March 31, 2012

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss) including noncontrolling interest	$(505.2)	$111.5	$(527.5)	$400.4	$(520.8)
Other comprehensive income (loss), before tax:
Unrealized gains/losses on securities	(75.7)	160.3	(78.7)	(81.6)	(75.7)
Other-than-temporary impairments	12.8	9.6	13.6	(23.2)	12.8
Pension and other postretirement benefits liability	(3.8)	(0.8)	(3.7)	4.5	(3.8)

Other comprehensive income (loss), before tax	(66.7)	169.1	(68.8)	(100.3)	(66.7)
Income tax (benefit) expense related to items of other comprehensive income (loss)	(58.7)	42.9	(69.8)	26.9	(58.7)

Other comprehensive income (loss), after tax	(8.0)	126.2	1.0	(127.2)	(8.0)

Comprehensive income (loss)	(513.2)	237.7	(526.5)	273.2	(528.8)
Less: Comprehensive income (loss) attributable to the noncontrolling interest	—	—	(15.6)	—	(15.6)

Comprehensive income (loss) attributable to ING U.S., Inc.’s common shareholder	$(513.2)	$237.7	$(510.9)	$273.2	$(513.2)

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Cash Flows

For the Three Months Ended March 31, 2013

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net cash provided by (used in) operating activities	$152.3	$(2.0)	$(163.7)	$(15.0)	$(28.4)

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of:
Fixed maturities	$—	$—	$4,455.8	$—	$4,455.8
Equity securities, available-for-sale	3.2	12.4	12.8	—	28.4
Mortgage loans on real estate	—	—	318.3	—	318.3
Limited partnerships/corporations	—	—	18.0	—	18.0
Acquisition of:
Fixed maturities	—	—	(4,802.8)	—	(4,802.8)
Equity securities, available-for-sale	(5.2)	—	(4.2)	—	(9.4)
Mortgage loans on real estate	—	—	(581.4)	—	(581.4)
Limited partnerships/corporations	—	—	(9.8)	—	(9.8)
Short-term investments, net	—	—	2,999.1	—	2,999.1
Policy loans, net	—	—	(4.1)	—	(4.1)
Derivatives, net	—	—	(1,089.6)	—	(1,089.6)
Other investments, net	—	—	11.8	—	11.8
Sales from consolidated investments entities	—	—	573.8	—	573.8
Purchase of consolidated investment entities	—	—	(613.8)	—	(613.8)
Net maturity of short-term intercompany loans	(34.9)	(10.5)	(13.4)	58.8	—
Collateral received (delivered), net	8.6	—	(369.1)	—	(360.5)
Purchases of fixed assets, net	—	—	(6.6)	—	(6.6)

Net cash provided by (used in) investing activities	(28.3)	1.9	894.8	58.8	927.2

Cash Flows from Financing Activities:
Deposits received for investment contracts	$—	$—	$2,936.2	$—	$2,936.2
Maturities and withdrawals from investment contracts	—	—	(2,996.6)	—	(2,996.6)
Proceeds from issuance of debt with maturities of more than three months	1,000.3	—	0.3	—	1,000.6
Repayment of debt with maturities of more than three months	(945.3)	—	(359.3)	—	(1,304.6)
Short-term debt	(169.7)	—	—	—	(169.7)
Debt issuance costs	(6.5)	—	—	—	(6.5)
Net (repayments of) proceeds from short-term intercompany loans	23.9	—	34.9	(58.8)	—
Dividends to parent	—	—	(15.0)	15.0	—
Contributions from (distributions to) participants in consolidated investment entities	—	—	642.7	—	642.7

Net cash provided by (used in) financing activities	(97.3)	—	243.2	(43.8)	102.1

Net increase (decrease) in cash and cash equivalents	26.7	(0.1)	974.3	—	1,000.9
Cash and cash equivalents, beginning of period	357.5	0.4	1,428.9	—	1,786.8

Cash and cash equivalents, end of period	$384.2	$0.3	$2,403.2	$—	$2,787.7

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Condensed Consolidating Statement of Cash Flows

For the Three Months Ended March 31, 2012

	Parent Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net cash provided by (used in) operating activities	$(20.2)	$(18.0)	$362.5	$—	$324.3

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of:
Fixed maturities	$—	$—	$5,838.7	$—	$5,838.7
Equity securities, available-for-sale	9.1	5.4	9.0	—	23.5
Mortgage loans on real estate	—	—	316.3	—	316.3
Loan – Dutch State obligation	—	—	145.3	—	145.3
Limited partnerships/corporations	—	—	63.1	—	63.1
Acquisition of:
Fixed maturities	—	—	(4,233.3)	—	(4,233.3)
Equity securities, available-for-sale	(3.9)	—	(6.0)	—	(9.9)
Mortgage loans on real estate	—	—	(553.9)	—	(553.9)
Limited partnerships/corporations	—	—	(77.3)	—	(77.3)
Short-term investments, net	—	—	499.4	—	499.4
Policy loans, net	—	—	39.8	—	39.8
Derivatives, net	—	—	(1,171.2)	—	(1,171.2)
Other investments, net	—	1.1	(1.2)	—	(0.1)
Sales from consolidated investments entities	—	—	181.5	—	181.5
Purchase of consolidated investment entities	—	—	(380.0)	—	(380.0)
Net maturity of short-term intercompany loans	16.7	11.4	123.8	(151.9)	—
Collateral received (delivered), net	7.3	—	(216.7)	—	(209.4)
Purchases of fixed assets, net	—	—	(8.2)	—	(8.2)
Other, net	—	—	(0.2)	—	(0.2)

Net cash provided by (used in) investing activities	29.2	17.9	568.9	(151.9)	464.1

Cash Flows from Financing Activities:
Deposits received for investment contracts	$—	$—	$4,251.2	$—	$4,251.2
Maturities and withdrawals from investment contracts	—	—	(4,918.2)	—	(4,918.2)
Proceeds from issuance of debt with maturities of more than three months	43.9	—	—	—	43.9
Repayment of debt with maturities of more than three months	(47.6)	—	—	—	(47.6)
Short-term debt	129.1	—	—	—	129.1
Net (repayments of) proceeds from short-term intercompany loans	(135.2)	—	(16.7)	151.9	—
Contributions from (distributions to) participants in consolidated investment entities	—	—	392.2	—	392.2

Net cash provided by (used in) financing activities	(9.8)	—	(291.5)	151.9	(149.4)

Net increase (decrease) in cash and cash equivalents	(0.8)	(0.1)	639.9	—	639.0
Cash and cash equivalents, beginning of period	1.3	0.6	636.1	—	638.0

Cash and cash equivalents, end of period	$0.5	$0.5	$1,276.0	$—	$1,277.0

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

16.	Subsequent Events

Stock Split

On April 10, 2013, the Company’s Board of Directors authorized the total number of shares of all classes of stock which the Company has the authority to issue to be 1,000,000,000, of which 900,000,000 shares, par value $0.01 per share, are designated as common stock and a 100,000,000 shares, par value $0.01 per share, are designated as preferred stock. In addition, the Company’s Board of Directors authorized a 2,295.248835-for-1 split of the Company’s common stock, resulting in 230,079,120 shares of common stock issued, including 79,120 of Treasury shares, and 230,000,000 shares of common stock outstanding and held by ING International, prior to the IPO. These actions were subsequently approved by the Company’s sole stockholder on April 10, 2013 and effected on April 11, 2013. The accompanying Condensed Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements give retroactive effect to the stock split for all periods presented. There are no preferred shares issued or outstanding.

Initial Public Offering

On May 7, 2013, ING U.S., Inc. completed the offering of 65,192,307 shares of its common stock, including the issuance and sale by ING U.S., Inc. of 30,769,230 shares of common stock and the sale by ING International, an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of ING U.S., Inc. of 34,423,077 shares of outstanding common stock of ING U.S., Inc. On May 31, 2013, the underwriters acquired 9,778,696 additional shares of common stock of ING U.S., Inc. from ING International at the IPO offering price. Following the IPO and the exercise of the underwriters’ over-allotment option, ING International owns 71% of the outstanding common stock of ING U.S., Inc. The initial public offering price of the shares sold in the IPO was $19.50 per share. The Company received net proceeds of $569.9 after deducting underwriting fees of $21.8 and estimated offering costs of $8.3, and used the net proceeds received from the IPO to fund certain capital management activities. The Company did not receive any proceeds from the sale of shares by ING International.

Upon closing of the IPO, the Deal Incentive Awards granted to certain employees were automatically converted into 2,003,614 shares of restricted common stock issued under the 2013 Omnibus Employee Incentive Plan (the “Omnibus Plan”). Additionally, 1,271,322 shares of 2013 restricted common stock granted under the AIH Equity Compensation Plan and 6,629,294 of the 2013 LSPP awards from ING Group were automatically converted into 537,911 and 2,804,730, respectively, of comparable equity awards issued by the Company under the Omnibus Plan. Total common shares awarded or issued by the Company under this conversion plan amounted to 5,346,255.

On May 7, 2013, the Company issued to ING Group warrants to purchase up to 26,050,846 shares of the Company’s common stock equal in the aggregate to 9.99% of the issued and outstanding shares of common stock at that date. The initial exercise price of the warrants is $48.75 per share of common stock (which is equal to 250% of the per share public offering price), subject to adjustments, including for stock dividends, certain cash dividends, subdivisions, combinations, reclassifications and non-cash distributions. The warrants provide for, upon the occurrence of certain change of control events affecting the Company, an increase in the number of shares to which a warrant holder is entitled upon payment of the aggregate exercise price of the warrant. The warrants are exercisable from May 7, 2014 to May 7, 2023, provided that they are not exercisable by ING Group or any of its affiliates before January 1, 2017. The warrants are not subject to any contractual restrictions on transfer. However, initially, the warrants are subject to the lock-up arrangement entered into by ING Group with the underwriters. The warrants are exercisable in accordance with their terms before January 1, 2017, by holders other than ING Group or its affiliates, if any.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Extraordinary Dividends and Termination of Contingent Capital Letter of Credit

In March and April 2013, in response to requests made in 2012 and refreshed in 2013, ING U.S., Inc.’s insurance subsidiaries domiciled in Colorado, Connecticut, Iowa and Minnesota received approvals or notices of non-objection, as the case may be, from their respective domiciliary insurance regulators to make extraordinary distributions to ING U.S., Inc. or Lion Holdings, in the aggregate amount of $1.434 billion, contingent upon completion of the IPO and the use of the extraordinary distribution funds solely for Company operations. The approved distributions of $1.434 billion were made on May 8, 2013.

On May 8, 2013, ING U.S., Inc. made a capital contribution to SLDI in the amount of $1.782 billion. Immediately thereafter, SLDI deposited the contributed capital as cash collateral into a funds withheld trust account to support its reinsurance obligation to ING USA related to variable annuity cessions from ING USA to SLDI. Following the deposit by SLDI of the contributed capital into the funds withheld trust account, the $1.5 billion contingent capital LOCs issued under the contingent capital LOC facility were cancelled and on May 14, 2013, the $1.5 billion contingent capital LOC facility was terminated.

Reclassification of Statutory Negative Unassigned Funds

On May 8, 2013, insurance subsidiaries domiciled in Colorado, Iowa and Minnesota each reset, on a one-time basis, their respective negative unassigned funds account as of December 31, 2012 (as reported in their respective 2012 statutory annual statements) to zero (with an offsetting reduction in gross paid-in capital and contributed surplus). These resets were made pursuant to permitted practices in accordance with statutory accounting practices granted by their respective domiciliary insurance regulators. These permitted practices have no impact on total capital and surplus of these insurance subsidiaries and will be reflected in their second quarter statutory financial statements.

Junior Subordinated Notes

On May 16, 2013, the Company issued $750.0 million of 5.65% Fixed-to-Floating Rate Junior Subordinated Notes due in 2053 in a private placement with registration rights (the “2053 Notes”). The 2053 Notes are guaranteed on an unsecured, junior subordinated basis by Lion Holdings. Interest is payable semi-annually, in arrears, on May 15 and November 15 beginning November 15, 2013 and ending on May 15, 2023. The 2053 Notes will bear interest at a fixed rate of 5.65% prior to May 15, 2023. From May 15, 2023, the 2053 Notes will bear interest at an annual rate equal to three-month LIBOR plus 3.58% payable quarterly, in arrears, on February 15, May 15, August 15 and November 15. So long as no event of default with respect to the 2053 Notes has occurred and is continuing, the Company has the right on one or more occasions, to defer the payment of interest on the 2053 Notes for one or more consecutive interest periods for up to five years. During the deferral period, interest will continue to accrue at the then-applicable rate and deferred interest will bear additional interest at the then-applicable rate.

At any time following notice of the Company’s plan to defer interest and during the period interest is deferred, the Company and its subsidiaries generally, with certain exceptions, may not make payments on or redeem or purchase any shares of the Company’s common stock or any of the debt securities or guarantees that rank in liquidation on a parity with or are junior to the 2053 Notes.

ING U.S., Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The Company may elect to redeem the 2053 Notes (i) in whole at any time or in part on or after May 15, 2023 at a redemption price equal to the principal amount plus accrued and unpaid interest. If the notes are not redeemed in whole, $25 million of aggregate principal (excluding the principal amount of 2053 Notes held by the Company, or its affiliates) must remain outstanding after giving effect to the redemption; or (ii) in whole, but not in part, at any time prior to May 15, 2023 within 90 days after the occurrence of a “tax event” or “rating agency event”, as defined in the 2053 Notes Offering Memorandum, at a redemption price equal to the principal amount, or, if greater, a “make-whole redemption price,” as defined in the 2053 Notes Offering Memorandum, plus, in each case accrued and unpaid interest.

The Company and Lion Holdings agreed to use reasonable best efforts to cause a registration statement to be filed with the SEC within 45 days after the date of note issuance, or; if earlier, on the date the Company files a registration statement covering the exchange of the 2018 Notes and 2022 Notes as discussed above. The registration statement will cover the offer to the holders of the 2053 Notes to exchange the 2053 Notes for new notes containing identical terms except for transfer restrictions.

On May 21, 2013, the Company used the proceeds of the 2053 Notes for the repayment of the outstanding borrowings of $392.5 million under the Syndicated Bank Term Loan.

FINANCIAL STATEMENT SCHEDULES

Schedule I – Summary of Investments Other Than Investments in Affiliates

Schedule II – Financial Information of Parent

Schedule III – Supplementary Insurance Information

Schedule IV – Reinsurance

Schedule V – Valuation and Qualifying Accounts

ING U.S., Inc.

Schedule I

Summary of Investments Other than Investments in Affiliates

As of December 31, 2012

(In millions)

Type of Investments	Cost	Value	Amount Shown on Consolidated Balance Sheet
Fixed maturities:
U.S. Treasuries	$5,194.3	$5,883.7	$5,883.7
U.S. government agencies and authorities	645.4	724.2	724.2
State, municipalities, and political subdivisions	320.2	352.8	352.8
U.S. corporate securities	32,986.1	37,163.9	37,163.9
Foreign securities(1)	14,391.2	15,984.5	15,984.5
Residential mortgage-backed securities	6,684.2	7,667.0	7,667.0
Commercial mortgage-backed securities	4,438.9	4,946.4	4,946.4
Other asset-backed securities	2,536.4	2,564.6	2,564.6

Total fixed maturities, including securities pledged	67,196.7	75,287.1	75,287.1

Equity securities, available-for-sale	297.9	340.1	340.1

Short-term investments	5,991.2	5,991.2	5,991.2
Mortgage loans on real estate	8,662.3	8,954.8	8,662.3
Policy loans	2,200.3	2,200.3	2,200.3
Limited partnerships/corporations	465.1	465.1	465.1
Derivatives	193.3	2,374.5	2,374.5
Other investments	167.0	173.7	167.0

Total investments	$85,173.8	$95,786.8	$95,487.6

(1)

The term “foreign” includes foreign governments, foreign political subdivisions, foreign public utilities, and all other bonds of foreign issuers. Substantially all of the Company’s foreign securities are denominated in U.S. dollars.

ING U.S., Inc.

Schedule II

Financial Information of Parent

Balance Sheets

(In millions, except share data)

	As of December 31,
	2012	2011
Assets
Investments:
Equity securities, available-for-sale, at fair value (cost of $52.4 at 2012 and $65.6 at 2011)	$63.9	$69.4
Derivatives	117.7	137.1
Investments in subsidiaries	15,715.1	14,867.0

Total investments	15,896.7	15,073.5
Cash and cash equivalents	357.5	1.3
Loans to subsidiaries	77.0	179.4
Due from subsidiaries	16.5	6.3
Current income taxes	221.1	—
Deferred income taxes	127.4	263.0
Other assets	35.8	55.7

Total assets	$16,732.0	$15,579.2

Liabilities and Shareholder’s Equity
Short-term debt	$886.1	$2,911.0
Long-term debt	1,824.6	—
Derivatives	59.3	71.5
Due to affiliates	23.1	16.2
Current income taxes	—	214.0
Other liabilities	64.0	12.6

Total liabilities	2,857.1	3,225.3

Shareholder’s equity:
Common stock (900,000,000 shares authorized, 230,079,120 issued and 230,000,000 outstanding, net of 79,120 of Treasury Shares; $0.01 par value per share)	2.3	2.3
Additional paid-in capital	22,917.6	22,865.2
Accumulated other comprehensive income	3,710.7	2,595.0
Retained earnings (deficit):
Appropriated	6.4	126.5
Unappropriated	(12,762.1)	(13,235.1)

Total ING U.S., Inc. shareholder’s equity	13,874.9	12,353.9

Total liabilities and shareholder’s equity	$16,732.0	$15,579.2

The accompanying notes are an integral part of this Financial Information.

ING U.S., Inc.

Schedule II

Financial Information of Parent

Statements of Operations

(In millions)

	Year Ended December 31,
	2012	2011	2010
Revenues:
Net investment income	$2.4	$10.9	$19.7
Net realized capital losses	—	(42.2)	(155.8)
Credit facility fees	5.4	4.6	5.4
Other income	7.1	15.1	13.8

Total revenues	14.9	(11.6)	(116.9)

Expenses:
Interest expense	74.1	61.7	249.0
Other expense	30.5	11.9	11.9

Total expenses	104.6	73.6	260.9

Loss before income taxes and equity in earnings of subsidiaries	(89.7)	(85.2)	(377.8)
Income tax (benefit) expense	(349.4)	363.0	151.0

Net income (loss) before equity in earnings of subsidiaries	259.7	(448.2)	(528.8)
Equity in earnings of subsidiaries	213.3	360.1	405.9

Net income (loss) available to ING U.S., Inc.’s common shareholder	$473.0	$(88.1)	$(122.9)

The accompanying notes are an integral part of this Financial Information.

ING U.S., Inc.

Schedule II

Financial Information of Parent

Statements of Comprehensive Income

(In millions)

	Year Ended December 31,
	2012	2011	2010
Net income (loss) available to ING U.S., Inc.’s common shareholder	$473.0	$(88.1)	$(122.9)
Other comprehensive income, after tax	1,115.7	1,621.7	2,316.2

Comprehensive income attributable to ING U.S., Inc.’s common shareholder	$1,588.7	$1,533.6	$2,193.3

The accompanying notes are an integral part of this Financial Information.

ING U.S., Inc.

Schedule II

Financial Information of Parent

Statements of Cash Flows

(In millions)

	Year Ended December 31,
	2012	2011	2010
Cash Flows from Operating Activities:
Net income (loss) available to ING U.S., Inc.’s common shareholder	$473.0	$(88.1)	$(122.9)
Adjustments to reconcile net income (loss) available to ING U.S., Inc.’s common shareholder to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	(213.3)	(360.1)	(405.9)
Provision for deferred income taxes	135.6	48.0	1,164.0
Loss on conversion of debt to equity	—	—	108.3
Realized investment losses, net	—	42.2	155.8
Change in:
Receivable and asset accruals	(162.4)	295.1	(295.0)
Due from subsidiaries	(10.2)	2.9	27.0
Due to subsidiaries	(0.8)	(2.3)	(30.6)
Other payables and accruals	(162.2)	196.7	(89.1)

Net cash provided by operating activities	59.7	134.4	511.6

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of equity securities, available-for-sale	27.2	21.2	37.0
Acquisition of equity securities, available-for-sale	(14.0)	(12.5)	(24.0)
Cash received on interest rate swaps	—	13.9	54.7
Cash paid on interest rate swaps	—	(424.3)	(252.7)
Short-term intercompany loans issued to subsidiaries with maturities more than three months	—	13.9	43.2
Net maturity of intercompany loans to subsidiaries	102.3	856.3	482.8
Return of capital contributions from subsidiaries	813.0	200.0	688.1
Capital contributions to subsidiaries	(400.0)	(377.0)	(1,597.0)
Collateral received (delivered), net	7.2	(2.5)	(75.8)
Loan issued to third party	—	—	(50.0)

Net cash provided by (used in) investing activities	535.7	289.0	(693.7)

The accompanying notes are an integral part of this Financial Information.

ING U.S., Inc.

Schedule II

Financial Information of Parent

Statements of Cash Flows (Continued)

(In millions)

	Year Ended December 31,
	2012	2011	2010
Cash Flows from Financing Activities:
Short-term debt, net	(309.1)	(359.0)	(121.1)
Proceeds from issuance of long-term debt	3,048.5	548.5	265.1
Repayment of long-term debt	(902.5)	(573.8)	(319.9)
Debt issuance costs	(38.8)	—	—
Net (repayments of) proceeds from loans to subsidiaries	(2,037.3)	(40.8)	(15.4)
Contributions of capital from ING V	—	—	374.5

Net cash (used in) provided by financing activities	(239.2)	(425.1)	183.2

Net increase (decrease) in cash and cash equivalents	356.2	(1.7)	1.1
Cash and cash equivalents, beginning of year	1.3	3.0	1.9

Cash and cash equivalents, end of year	$357.5	$1.3	$3.0

Supplemental cash flow information:
Interest paid	$33.4	$52.6	$149.0

Non-cash financing activity:
Debt extinguishment	$—	$3,979.7	$3,000.0
Capital contribution	—	3,979.7	3,108.3

The accompanying notes are an integral part of this Financial Information.

ING U.S., Inc.

Schedule II

Notes to Condensed Financial Information of Parent

(Dollar amounts in millions, unless otherwise stated)

1.	Basis of Presentation

The financial information of ING U.S., Inc. should be read in conjunction with the consolidated financial statements of ING U.S., Inc. and its subsidiaries (collectively the “Company”) and the notes thereto (the “Consolidated Financial Statements”). ING U.S., Inc. is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. (“ING V”), which is a wholly owned subsidiary of ING Insurance Topholding N.V., which is a wholly owned subsidiary of ING Groep N.V. (“ING”), the ultimate parent company. ING is a global financial services holding company based in The Netherlands.

The accompanying financial information reflects the results of operations, financial position and cash flows for ING U.S., Inc. The financial information is in conformity with accounting principles generally accepted in the United States and require management to adopt accounting policies and make certain estimates and assumptions. Investments in subsidiaries are accounted for using the equity method of accounting.

2.	Loans to Subsidiaries

ING U.S., Inc. maintains reciprocal loan agreements with subsidiaries to facilitate unanticipated short-term cash requirements that arise in the ordinary course of business. Under these loan agreements, the limitations on borrowing are based on the nature of the subsidiary’s operations. For reciprocal loan agreements with insurance companies, the amounts that either party may borrow from the other under the agreement vary, depending on the state of domicile, and are equal to 2%-5% of the insurance subsidiary’s statutory net admitted assets, excluding separate accounts, as of the preceding December 31. For reciprocal loan agreements with non-insurance subsidiaries, the limits vary and are set by management based on an assessment of the financial position of the subsidiary. Interest on any borrowing by a subsidiary is charged at the rate of ING U.S., Inc.’s cost of funds for the interest period, plus 0.15%. Borrowings by ING Alternative Asset Management LLC (“IAAM”) occur to enable IAAM to make capital contributions to the ING Multi-Strategy Opportunity Fund LLC (“the fund”), the fund that it manages. The applicable variable interest rate is equal to the rate of return on capital invested in the fund, which may be negative over any given period.

Subsidiaries	Rate	Maturity Date	2012	2011
ING Alternative Asset Management LLC	-10.34%	6/28/2013	$6.4	$7.9
ING Financial Products Company, Inc.	0.81%	1/3/2012	—	1.0
ING Financial Products Company, Inc.	1.03%	1/3/2012	—	24.0
ING Financial Products Company, Inc.	1.03%	1/4/2012	—	23.0
ING Financial Products Company, Inc.	1.03%	1/6/2012	—	32.0
ING Institutional Plan Services, LLC	1.18%	1/3/2012	—	4.0
ING Institutional Plan Services, LLC	1.18%	1/4/2012	—	4.0
ING Institutional Plan Services, LLC	1.18%	1/12/2012	—	10.0
ING Institutional Plan Services, LLC	1.18%	1/13/2012	—	20.0
ING Institutional Plan Services, LLC	1.02%	1/3/2013	8.0	—
ING Institutional Plan Services, LLC	1.12%	1/14/2013	4.0	—
ING North America Insurance Corporation	0.90%	1/3/2012	—	23.5
ING North America Insurance Corporation	0.90%	1/2/2013	53.6	—
ING Payroll Management, Inc.	0.90%	1/3/2012	—	6.0
Security Life of Denver International Limited	1.18%	1/6/2012	—	6.0
Security Life of Denver International Limited	1.18%	1/13/2012	—	18.0
Security Life of Denver International Limited	1.12%	1/7/2013	5.0	—

Total			$77.0	$179.4

ING U.S., Inc.

Schedule II

Notes to Condensed Financial Information of Parent

(Dollar amounts in millions, unless otherwise stated)

Interest income earned on loans to subsidiaries of $1.1, $8.1 and $16.1 for the years ended December 31, 2012, 2011 and 2010, respectively, is included in net investment income.

3.	Derivatives

As of December 31, 2012 and 2011, ING U.S., Inc.’s Derivatives are comprised primarily of total return swaps and include $23.3 and $30.6, respectively, of collateral delivered, representing posted collateral in support of intercompany total return swaps. The posted collateral in support of intercompany total return swaps is a contractual obligation subject to adjustment for changes in ratings and market performance of portfolio assets.

4.	Financing Agreements

Short-term Debt

The following table summarizes ING U.S., Inc.’s short-term debt and the related weighted average interest rate on short-term borrowings at December 31, 2012 and 2011:

			Weighted Average Rate
	2012	2011	2012	2011
Commercial paper	$192.0	$554.6	1.22%	1.19%
Inter-company financing – subsidiaries	319.1	2,356.4	0.19%	0.30%
Current portion of long-term debt	375.0	—	2.21%	—

Total	$886.1	$2,911.0

Commercial Paper

ING U.S., Inc. has a commercial paper program with an authorized capacity of $3.0 billion. ING U.S., Inc. commercial paper borrowings have been generally used to fund the working capital needs of the Company and provide short-term liquidity.

Inter-company financing

Under the reciprocal loan agreements with subsidiaries, interest on any borrowing by ING U.S., Inc. from a subsidiary is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Long-term Debt

The following table summarizes ING U.S., Inc.’s long-term debt securities at December 31, 2012 and 2011:

	Interest Rate	Maturity	2012	2011
2.21% Syndicated Bank Term Loan, due 2014	2.21%	4/20/2014	$1,350.0	$—
5.5% Senior Notes, due 2022	5.50%	7/15/2022	849.6	—

Subtotal			2,199.6	—
Less: Current portion of long-term debt			375.0	—

Total			$1,824.6	$—

ING U.S., Inc.

Schedule II

Notes to Condensed Financial Information of Parent

(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2012 and 2011, ING U.S., Inc. was in compliance with all debt covenants related to the borrowings in the table above.

Aggregate amounts of future principal payments of long-term debt for the next five years and thereafter are as follows:

2013(1)	$—
2014	975.0
2015	—
2016	—
2017	—
Thereafter	850.0

Total	$1,825.0

(1)	Excludes current portion of long-term debt.

Credit Facilities

ING U.S., Inc. maintains credit facilities used primarily for collateral required under affiliated reinsurance transactions and also for general corporate purposes. Unsecured and uncommitted credit facilities totaled $1.9 billion and unsecured and committed facilities totaled $8.1 billion. ING U.S., Inc. additionally has approximately $10.0 of secured facilities. Of the aggregate $10.0 billion capacity available, ING U.S., Inc. utilized $5.6 billion in credit facilities outstanding as of December 31, 2012. Total fees associated with credit facilities in 2012, 2011 and 2010 totaled $166.4, $103.2 and $93.5, respectively.

Guarantees

As of December 31, 2012, ING U.S., Inc. guaranteed $50.0 in notes issued by Silver Cup V, L.P., a special purpose entity wholly owned by Pomona (which is wholly owned by ING U.S., Inc.), to ING U.S. Inc.’s subsidiary life insurance companies ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, Security Life of Denver Insurance Company, Midwestern United Life Insurance Company and ReliaStar Life Insurance Company of New York.

ING U.S., Inc. provides an indemnification of a limited nature, effective on December 19, 2011, in connection with an $825.0 securities lending agreement between the KCL Master Trust (“Master Trust”) and ING Bank, N.V. (“ING Bank”). In the event of default on the securities lending agreement by the Master Trust, ING U.S., Inc. is required to indemnify ING Bank for the outstanding obligations of the Master Trust. This agreement and the related indemnification were entered into to obtain collateral to support the Company’s reinsurance obligations and are effective for the duration that the collateral remains outstanding. This agreement expires on December 31, 2013.

ING U.S., Inc. provides various indemnifications of securities lending agreements between the Master Trust and third-party banks. In the event of default on the securities lending agreements by the Master Trust, ING U.S., Inc. is required to indemnify the third-party banks for the outstanding obligations of the Master Trust. These agreements and the related indemnifications amounted to $400.0, $750.0, $750.0, and $500.0 effective January 26, 2011, August 19, 2011, November 9, 2011, and December 27, 2012, respectively, and were entered

ING U.S., Inc.

Schedule II

Notes to Condensed Financial Information of Parent

(Dollar amounts in millions, unless otherwise stated)

into to obtain collateral to support the Company’s reinsurance obligations and are effective for the duration that the collateral remains outstanding. The $400.0 transaction was not renewed in 2012, and ING U.S., Inc.’s indemnification terminated on January 26, 2012.

ING U.S., Inc. entered into a Reimbursement Agreement on September 6, 2012 with a third party which provides a Trust Note as collateral for reinsurance for its subsidiary, Roaring River III, LLC. As of inception, the Reimbursement Agreement requires ING U.S., Inc. to cause $165.0 of capital to be maintained in Roaring River III Holding LLC, the intermediate holding company of Roaring River III, and $60.0 of capital to be maintained in Roaring River III LLC for a total of $225.0. This amount will vary over time based on a percentage of in force.

ING U.S., Inc. entered into surplus maintenance agreements with Whisperingwind I, Whisperingwind II and Whisperingwind III, captive insurance subsidiaries subject to regulation by the South Carolina Department of Insurance, on September 30, 2010, November 1, 2007 and June 28, 2007, respectively. The Whisperingwind I agreement was entered into in conjunction with a LOC provided by the subsidiary as part of a reinsurance transaction whereby ING U.S., Inc. agreed to cause Whisperingwind I to maintain Total Adjusted Capital of the greater of 100% Authorized Control Level Risk Based Capital or $250.0 thousand plus the present value of certain facility fees. This facility has been replaced with a portion of the funding provided by a reimbursement agreement entered into with a third-party bank on September 6, 2012. The Whisperingwind II and Whisperingwind III agreements were entered into in conjunction with the issuance of surplus notes by the respective subsidiary as part of reinsurance transactions whereby ING U.S., Inc. agreed to cause Whisperingwind II and Whisperingwind III to maintain Adjusted Capital and Surplus at 200% of its Company Action Level Risk Based Capital. Effective October 1, 2012, ReliaStar Life Insurance Company novated the reinsurance ceded to Whisperingwind II to a third party reinsurer which replaced $359.3 of surplus notes with $364.0 of trust assets at fair value for reserve credit as of December 31, 2012 and was repaid on January 3, 2013.

ING U.S., Inc. entered into a surplus maintenance agreement with Roaring River II, a captive insurance subsidiary subject to regulation by the Missouri Department of Insurance, on December 31, 2010, in conjunction with a LOC provided by the subsidiary as part of a reinsurance transaction whereby ING U.S., Inc. agrees to cause Roaring River II to maintain Adjusted Capital and Surplus at 250% of its Company Action Level Risk Based Capital. The Roaring River II agreement includes a provision for capital contributions to be made in the event certain expense thresholds are exceeded by Roaring River II.

These surplus maintenance agreements are effective for the duration of the in-force policies subject to the related reinsurance transactions. Maximum potential obligations are not specified in the agreements and therefore, it is not possible to determine the maximum potential amounts due under these guarantees.

ING V issued a $500.0 loan to Lion Connecticut Holdings Inc. on August 9, 2007. This loan has interest rate at LIBOR plus .05% and matures on April 29, 2016. Upon issuance of this loan, ING U.S., Inc. entered into an agreement in which it guaranteed all obligations under the loan agreement to ING V.

Lion Connecticut Holdings Inc. issued $50.0 of Trust Originated Preferred Securities (“ToPR”) on April 3, 1997. As of December 31, 2012, a total par value amount of $13.0 remains outstanding. These securities have a fixed interest rate of 8.424% and mature on April 1, 2027. On January 27, 2003, ING U.S., Inc. entered into an agreement in which it guaranteed the full payment when due of all obligations under ToPR. Under the same guarantee agreement, ING U.S., Inc. also unconditionally guarantees the payment of any principal or interest due in respect of Lion Connecticut Holdings notes. As of December 31, 2012, ING U.S. Inc. guaranteed the outstanding Debentures of Lion Connecticut Holdings for $138.7 par amount of 6.75% Debentures due

ING U.S., Inc.

Schedule II

Notes to Condensed Financial Information of Parent

(Dollar amounts in millions, unless otherwise stated)

September 15, 2013, $163.0 par amount of 7.25% Debentures due August 15, 2023, $235.1 par amount of 7.63% Debentures due August 15, 2026 and $108.0 par amount of 6.97% Debentures due August 15, 2036 (collectively, the “Aetna Notes”), all of which were issued by a predecessor of Lion Connecticut Holdings and assumed in connection with the acquisition of Aetna’s life insurance and related businesses.

Lion Connecticut Holdings Inc. entered into a Capital Assurance Agreement with ING National Trust effective May 23, 2007. ING National Trust is required to maintain a minimum capital level of $2.0 to comply with Office of the Comptroller of the Currency (“OCC”) capital and liquidity requirements. Pursuant to the Capital Assurance Agreement, if at any time ING National Trust’s capital level falls below the minimum capital requirement, Lion Connecticut Holdings agrees to contribute capital up to the minimum capital requirement. This agreement is effective until terminated upon mutual agreement of ING National Trust and Lion Connecticut Holdings Inc. The maximum potential obligation is not specified or applicable. Since these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these guarantees. Additionally, should Lion Connecticut Holdings Inc. be unable to contribute capital under the Agreement, ING U.S., Inc. has agreed to perform such duties.

Effective February 25, 2000, ING U.S., Inc. entered into a Corporate Guarantee Agreement with a third party ceding insurer where ING U.S., Inc. guarantees the reinsurance obligations of Security Life of Denver Insurance Company assumed under a reinsurance agreement with the third party cedent. The maximum potential obligation is not specified or applicable. Since these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these guarantees.

There were no assets or liabilities recognized by ING U.S., Inc. as of December 31, 2012 and 2011 in relation to these intercompany indemnifications and support agreements. As of December 31, 2012 and 2011, no circumstances existed in which ING U.S., Inc. was required to currently perform under these indemnifications and support agreements.

5.	Return of Capital

For the years ended December 31, 2012, 2011 and 2010, ING U.S., Inc. received returns of capital from the following subsidiaries:

	2012	2011	2010
Lion Connecticut Holdings Inc.	$733.0	$—	$688.1
Security Life of Denver Insurance Company	80.0	200.0	—

Total	$813.0	$200.0	$688.1

6.	Income Taxes

As of December 31, 2012, and 2011, ING U.S., Inc. held deferred tax assets of $127.4 and $263.0, respectively, related to carryforwards which have not been realized by its subsidiaries but have been reimbursed to the subsidiaries by ING U.S., Inc. pursuant to the tax allocation agreement. These deferred tax assets were primarily comprised of payments associated with federal net operating loss, state net operating loss, federal tax capital loss, and credit carryforwards.

Valuation allowances have been applied to these deferred tax assets as of December 31, 2012 and 2011 at the subsidiary level. Character, amount, and estimated expiration date of the carryforwards and the related allowances are disclosed in the Income Taxes note to the Consolidated Financial Statements.

ING U.S., Inc.

Schedule II

Notes to Condensed Financial Information of Parent

(Dollar amounts in millions, unless otherwise stated)

Tax Sharing Agreement

The Company has entered into a federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. For 2012 and prior years, the federal tax sharing agreement requires ING U.S., Inc. to pay its subsidiaries for the tax benefits of ordinary and capital losses as they are incurred, and in turn requires its subsidiaries to pay ING U.S., Inc. for the taxes payable on their ordinary income and capital gains. Under the agreement, ING U.S., Inc. is required to make payments even if losses do not offset other subsidiaries’ ordinary income or capital gains. Effective January 1, 2013, the parties have entered into a new federal tax sharing agreement which provides that for 2013 and subsequent years, ING U.S., Inc. will pay its subsidiaries for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

ING U.S., Inc. has also entered into a state tax sharing agreement with each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING U.S., Inc. and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

7.	Subsequent Events

On February 11, 2013, ING U.S., Inc. issued $1.0 billion of unsecured 2.9% Senior Notes due 2018 in a private placement with registration rights (the “2018 Notes”). The 2018 Notes are guaranteed by Lion Connecticut Holdings Inc. Interest is payable semi-annually on each February 15 and August 15, commencing on August 15, 2013. ING Financial Markets, LLC, an affiliate, served as Joint Book Running Manager and was paid $0.3 for its services. Concurrently, as a result of the issuance of the 2018 Notes, the revolving credit borrowings sublimit of the Revolving Credit Agreement was reduced by 50% of the issuance to a minimum of $750.0.

During February 2013, ING U.S., Inc. made payments totaling $850.0 on the Syndicated Bank Term Loan from the proceeds of the 2018 Notes. ING U.S., Inc. will use the remaining proceeds of the 2018 Notes for general corporate purposes including retirement of outstanding commercial paper.

Stock Split

On April 10, 2013, the Board of Directors authorized the total number of shares of all classes of stock which the Company has the authority to issue to be 1,000,000,000, of which 900,000,000 shares, par value $0.01 per share, shall be designated as common stock and 100,000,000 shares, par value $0.01 per share, shall be designated as preferred stock. In addition, the Company’s Board of Directors authorized a 2,295.248835-for-1 stock split of the Company’s common stock. These actions were subsequently approved by the Company’s sole shareholder on April 10, 2013, and effected on April 11, 2013. The accompanying Financial Information of Parent and Notes to Condensed Financial Information of Parent give retroactive effect to the stock split for all periods presented. There are no preferred shares issued and outstanding.

ING U.S., Inc.

Schedule III

Supplementary Insurance Information

As of December 31, 2012 and 2011

(In millions)

Segment	DAC and VOBA	Future Policy Benefits and Contract Owner Account Balances	Unearned Premiums(1)
2012
Retirement Solutions:
Retirement	$712.4	$27,924.0	$—
Annuities	260.7	23,100.8	—
Insurance Solutions:
Individual Life	2,127.6	17,807.5	—
Employee Benefits	99.2	2,031.6	(0.5)
Investment Management	2.2	—	—
Corporate	0.9	104.1	—
Closed Blocks:
Variable Annuity	453.1	5,243.1	—
Institutional Spread Products	0.2	3,664.4	—
Other	—	6,180.2	(0.2)

Total	$3,656.3	$86,055.7	$(0.7)

2011
Retirement Solutions:
Retirement	$987.4	$26,370.9	$—
Annuities	606.6	25,260.3	—
Insurance Solutions:
Individual Life	2,067.9	17,246.6	0.1
Employee Benefits	94.8	2,002.8	1.4
Investment Management	1.8	—	—
Corporate	7.3	128.4	—
Closed Blocks:
Variable Annuity	586.4	5,382.4	—
Institutional Spread Products	0.1	5,422.6	—
Other	—	6,544.4	0.1

Total	$4,352.3	$88,358.4	$1.6

(1)	Represents unearned premiums associated with short-duration products of the Company’s accidental and health business.

ING U.S., Inc.

Schedule III

Supplementary Insurance Information

Years Ended December 31, 2012, 2011 and 2010

(In millions)

Segment	Net Investment Income(1)(2)	Premiums and Fee Income(1)(2)	Interest Credited and Other Benefits to Contract Owners	Amortization of DAC and VOBA	Other Operating Expenses(1)(2)	Premiums Written (Excluding Life)
2012
Retirement Solutions:
Retirement	$1,764.2	$719.9	$842.2	$160.1	$1,058.1	$—
Annuities	1,365.7	71.4	861.0	269.0	124.6	—
Insurance Solutions:
Individual Life	936.1	1,870.5	2,063.3	211.3	433.1	—
Employee Benefits	127.3	1,140.6	892.1	13.5	236.2	589.5
Investment Management	(89.0)	493.6	—	3.0	465.6	—
Corporate	275.0	(163.0)	(6.5)	6.5	317.4	—
Closed Blocks:
Variable Annuity	52.7	1,235.9	113.6	58.3	450.3	—
Institutional Spread Products	233.3	2.4	67.4	0.6	11.5	—
Other	32.6	5.2	28.5	—	58.2	—

Total	$4,697.9	$5,376.5	$4,861.6	$722.3	$3,155.0	$589.5

2011
Retirement Solutions:
Retirement	$1,733.7	$721.7	$826.2	$149.5	$1,095.6	$—
Annuities	1,494.6	63.9	978.0	(159.4)	126.7	—
Insurance Solutions:
Individual Life	1,009.5	1,810.0	1,872.5	328.6	332.9	0.1
Employee Benefits	143.7	1,125.2	917.7	15.9	229.3	575.2
Investment Management	(123.9)	529.3	—	4.1	463.8	—
Corporate	222.8	(169.5)	78.4	(7.5)	234.8	—
Closed Blocks:
Variable Annuity	85.8	1,280.7	890.2	55.2	413.8	—
Institutional Spread Products	372.4	2.4	89.0	0.6	11.3	—
Other	30.2	9.9	90.0	—	122.6	—

Total	$4,968.8	$5,373.6	$5,742.0	$387.0	$3,030.8	$575.3

2010
Retirement Solutions:
Retirement	$1,672.5	$714.4	$797.9	$50.9	$1,131.4	$—
Annuities	1,528.6	91.4	1,091.9	182.2	131.0	—
Insurance Solutions:
Individual Life	1,038.3	1,622.3	1,742.7	237.4	325.0	0.1
Employee Benefits	143.2	1,152.5	943.5	19.4	232.9	537.5
Investment Management	(92.4)	491.9	—	4.1	460.6	—
Corporate	192.0	(162.2)	(1.7)	—	139.0	—
Closed Blocks:
Variable Annuity	51.9	1,285.7	240.2	252.7	398.6	—
Institutional Spread Products	434.1	2.6	152.8	0.6	13.8	—
Other	18.8	25.4	60.0	(0.7)	201.2	—

Total	$4,987.0	$5,224.0	$5,027.3	$746.6	$3,033.5	$537.6

(1)

Includes the elimination of certain intersegment revenues and expenses that have been recorded on an arm’s length basis, primarily consisting of asset-based management and administration fees, which have been charged by Investment Management and eliminated in the Corporate segment.

(2)

Includes the elimination of intercompany transactions between the Company and its consolidated investment entities, primarily the elimination of the Company’s management fees expensed by the funds, recorded as operating revenues before the Company’s consolidation of its consolidated investment entities and eliminated in the Investment Management segment.

ING U.S., Inc.

Schedule IV

Reinsurance

Years Ended December 31, 2012, 2011 and 2010

(In millions)

	Gross	Ceded	Assumed	Net	Percentage of Assumed to Net
2012
Life insurance in force	$798,312.2	$160,926.2	$10,913.8	$648,299.8	1.7%

Premiums:
Life insurance	$1,368.6	$1,429.0	$1,296.2	$1,235.8	104.9%
Accident and health insurance	678.2	97.4	5.3	586.1	0.9%
Annuities	37.2	0.1	2.1	39.2	5.4%

Total premiums	$2,084.0	$1,526.5	$1,303.6	$1,861.1	70.0%

2011
Life insurance in force	$748,208.9	$163,571.6	$14,947.4	$599,584.7	2.5%

Premiums:
Life insurance	$1,291.8	$1,454.0	$1,319.8	$1,157.6	114.0%
Accident and health insurance	670.0	104.4	9.3	574.9	1.6%
Annuities	37.4	—	0.1	37.5	0.3%

Total premiums	$1,999.2	$1,558.4	$1,329.2	$1,770.0	75.1%

2010
Life insurance in force	$706,563.8	$170,888.2	$20,040.5	$555,716.1	3.6%

Premiums:
Life insurance	$1,233.6	$1,532.5	$1,387.4	$1,088.5	127.5%
Accident and health insurance	652.4	240.2	138.9	551.1	25.2%
Annuities	67.9	—	—	67.9	—

Total premiums	$1,953.9	$1,772.7	$1,526.3	$1,707.5	89.4%

ING U.S., Inc.

Schedule V

Valuation and Qualifying Accounts

Years Ended December 31, 2012, 2011 and 2010

(In millions)

	Balance at January 1,	Charged to Costs and Expenses	Write-offs/ Payments/ Other		Balance at December 31,

2012

Valuation allowance on deferred tax assets	$2,875.0	$99.1	$—		$2,974.1

2011

Valuation allowance on deferred tax assets	$3,087.0	$175.0	$(387.0	)(1)	$2,875.0

2010

Valuation allowance on deferred tax assets	$2,691.5	$547.0	$(151.5	)(1)	$3,087.0

(1)

For 2011 and 2010, these amounts represent valuation allowances allocated to Other comprehensive income directly related to the appreciation of the Company’s available-for-sale portfolio, and not pertaining to expectations of taxable income in future years.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Delaware Registrants

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits a corporation to indemnify such persons against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where a present or former director or officer is successful in the defense of such an action, suit or proceeding referenced above, or in defense of any claim, issue or matter therein, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon, in the case of a current officer or director, receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.

The DGCL provides that the indemnification described above is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Company’s amended and restated certificate of incorporation provides for indemnification by the Company of its directors and officers to the fullest extent permitted by the DGCL.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation contains a provision to limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. Policies of insurance are maintained by the Company under which our directors and officers are insured, within the limits and subject to the terms of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

The foregoing statements are subject to the detailed provisions of the DGCL and the full text of our amended and restated certificate of incorporation, which is filed as Exhibit 3.1 hereto.

We have entered into separate indemnification agreements with each of our directors and officers that will provide, subject to their terms, the maximum indemnity allowed to directors and officers by Section 145 of the DGCL and certain additional procedural protections.

We have entered into separate indemnification agreements with each of our directors and officers that will provide, subject to their terms, the maximum indemnity allowed to directors and officers by Section 145 of the DGCL and certain additional procedural protections.

Connecticut Registrants

Sections 33-771 and 33-776 of the Connecticut Business Corporation Act (the “CBCA”) provide in relevant part that a corporation formed before January 1, 1997 shall, except to the extent the certificate of incorporation provides otherwise, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation or an action with respect to conduct alleging receipt of an improper financial benefit) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity, against judgments, settlements, penalties, fines and expenses (including attorneys’ fees), incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed, (i) in the case of conduct in his or her official capacity, to be in the best interests of the corporation, and (ii) in all other cases, to be at least not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Lion Holdings was formed prior to January 1, 1997 and has not opted out of this mandatory indemnification rule.

The CBCA also permits a corporation to indemnify such persons against expenses (including attorneys’ fees) incurred in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where a present or former director is wholly successful, on the merits or otherwise, in the defense of such an action, suit or proceeding to which he was a party because he was a director of the corporation, the corporation must indemnify him or her against reasonable expenses (including attorneys’ fees) incurred in connection with such proceeding.

The CBCA prohibits indemnification of directors, unless authorized by a court of competent jurisdiction, (1) in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant statutory standard of conduct, or (2) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

A corporation may, before final disposition of such action, suit or proceeding, advance funds to pay for or reimburse the reasonable expenses (including attorneys’ fees) incurred by a director if he or she delivers to the corporation (1) a written affirmation of such director’s good faith belief that the relevant statutory standard of conduct has been met by the director or that the proceeding involves conduct for which liability has been limited under the corporation’s certificate of incorporation, and (2) a signed written undertaking to repay any such funds if the director is not entitled to mandatory indemnification and it is ultimately determined that the director has not met the relevant statutory standard of conduct.

The CBCA permits a corporation to obligate itself to indemnify directors in its certificate of incorporation or bylaws or in a resolution adopted or a contract approved by the board of directors or shareholders. Lion Holdings’ amended and restated certificate of incorporation provides for indemnification by Lion Holdings of its directors and officers to the fullest extent permitted by the CBCA.

In accordance with Section 33-636(b)(4) of the CBCA, the amended and restated certificate of incorporation of Lion Holdings contains a provision to limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty as a director to an amount that is not less than the compensation received by the director for serving the corporation during the year of the violation if such breach did not (A) involve a knowing and culpable violation of law by the director, (B) enable the director or an associate, as defined in the CBCA, to receive an improper personal economic gain, (C) show a lack of good faith and a conscious disregard for the duty of the director to the corporation under circumstances in which the director was aware that his or her conduct or omission created an unjustifiable risk of serious injury to the corporation, (D) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to the corporation, or (E) create liability under section 33-757 of the CBCA, providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions.

The CBCA also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity, against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above. Policies of insurance are maintained by the Company under which the directors and officers of Lion Holdings are insured, within the limits and subject to the terms of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

The foregoing statements are subject to the detailed provisions of the CBCA and the full text of the amended and restated certificate of incorporation of Lion Holdings, which is filed as Exhibit 3.3 hereto.

Item 21.	Exhibits

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of ING U.S., Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on April 16, 2013).

3.2	Amended and Restated By-Laws of ING U.S., Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

3.3	Amended and Restated Certificate of Incorporation of Lion Connecticut Holdings Inc.

3.4	Bylaws of Lion Connecticut Holdings Inc.

4.1	Junior Subordinated Indenture, dated as of May 16, 2013, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q filed on May 23, 2013).

4.2	First Supplemental Indenture, dated as of May 16, 2013, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed on May 23, 2013).

4.3	Registration Rights Agreement, dated as of May 16, 2013, by and among ING U.S., Inc., Lion Connecticut Holdings Inc., Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q filed on May 23, 2013).

4.4	Indenture, dated as of July 13, 2012, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

4.5	First Supplemental Indenture, dated as of July 13, 2012, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.2 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

Exhibit No.	Description

4.6	Second Supplemental Indenture, dated as of February 11, 2013, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.74 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

4.7	Registration Rights Agreement, dated July 13, 2012, by and among ING U.S., Inc., Lion Connecticut Holdings Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 10.3 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

4.8	Registration Rights Agreement, dated February 11, 2013, by and among ING U.S., Inc., Lion Connecticut Holdings Inc. and Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and SunTrust Robinson Humphrey, Inc. (incorporated by reference to Exhibit 10.75 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

4.9	Form of 2018 Note.

4.10	Form of 2022 Note.

4.11	Form of Junior Subordinated Note.

5.1	Opinion of Sullivan & Cromwell LLP.

5.2	Opinion of Day Pitney LLP.

10.1	Warrant Agreement, dated as of May 7, 2013, among ING U.S., Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

10.2	Registration Rights Agreement, dated as of May 7, 2013 between ING U.S., Inc. and ING Groep N.V. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

10.3	Termination Agreement, dated May 3, 2013, between Security Life of Denver International Limited and ING Bank N.V., London Branch (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2013).

10.4	Indenture, dated as of August 1, 1993, between Aetna Life and Casualty Company and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.5	First Indenture Supplement, dated as of August 1, 1996 between Aetna Services, Inc. (F/K/A Aetna Life and Casualty Company) and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.5 to the Company’s Amendment
No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.6	Second Indenture Supplement, dated as of October 30, 2000, among Aetna Services, Inc. (F/K/A Aetna Life and Casualty Company), Aetna Inc. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.6 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.7	Third Indenture Supplement, dated as of December 13, 2000, among Aetna, Inc., ING Groep N.V. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.7 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

Exhibit No.	Description

10.8	Indenture, dated as of July 1, 1996, among Aetna Life and Casualty Company, Aetna, Inc. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.8 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.9	First Indenture Supplement dated as of October 30, 2000 among Aetna Services, Inc. (F/K/A Aetna Life and Casualty Company), Aetna Inc. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.9 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.10	Second Indenture Supplement dated as of December 13, 2000, between Lion Connecticut Holdings, Inc. (as successor to Aetna, Inc., Aetna Services, Inc. and Aetna Life and Casualty Company) and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.10 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.11	Revolving Credit Agreement, dated as of April 20, 2012, among ING America Insurance Holdings, Inc., Bank of America, N.A. and the other parties thereto (incorporated by reference to Exhibit 10.11 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.12	Term Loan Agreement, dated as of April 20, 2012, among Bank of America, N.A. and the other parties thereto (incorporated by reference to Exhibit 10.12 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.13	Credit Agreement, dated as of December 30, 2011, by and between Security Life of Denver International Limited, ING Bank N.V., London Branch, as administrative agent, and the Issuing Banks described therein (incorporated by reference to Exhibit 10.13 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.14	Master Transaction Agreement, dated as of May 1, 2006, by and between ING USA Annuity and Life Insurance Company and the Federal Home Loan Bank of Des Moines (incorporated by reference to Exhibit 10.14 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.15	Advances, Pledge and Security Agreement, dated as of March 27, 2009, by and between ING USA Annuity and Life Insurance Company and the Federal Home Loan Bank of Des Moines (incorporated by reference to Exhibit 10.15 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.16	Deposit Agreement, dated as of May 15, 2000 between the Federal Home Loan Bank of Topeka and Security Life of Denver Insurance Company (incorporated by reference to Exhibit 10.16 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.17	Advance, Pledge and Security Agreement, dated as of August 30, 2004, by and between the Federal Home Loan Bank of Topeka and Security Life of Denver Insurance Company (incorporated by reference to Exhibit 10.17 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.18	Amended and Restated Institutional Custody Agreement, dated as of May 12, 2004, by and between Security Life of Denver Insurance Company and the Federal Home Loan Bank of Topeka (incorporated by reference to Exhibit 10.18 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.19	Master Asset Purchase Agreement, dated as of January 22, 2009, by and among Scottish Re Group Limited, Scottish Holdings, Inc., Scottish Re (U.S.), Inc., Scottish Re Life (Bermuda) Limited, Scottish Re (Dublin) Limited, Hannover Life Reassurance Company of America, Hannover Life Reassurance (Ireland) Limited, Security Life of Denver Insurance Company, Security Life of Denver International Limited (incorporated by reference to Exhibit 10.19 to the Company’s Amendment
No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

Exhibit No.	Description

10.20	Reinsurance Agreement, effective as of January 1, 2009, between Security Life of Denver Insurance Company and Hannover Life Reassurance Company of America (incorporated by reference to Exhibit 10.20 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.21	Reinsurance Agreement, effective as of July 1, 2011, between Security Life of Denver International Limited and Hannover Life Reassurance (Ireland) Limited (incorporated by reference to Exhibit 10.21 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.22	Reinsurance Agreement, effective as of July 1, 2011, between Security Life of Denver International Limited and Hannover Life Reassurance (Ireland) Limited (incorporated by reference to Exhibit 10.22 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.23	Reinsurance Agreement, effective as of July 1, 2011, between Security Life of Denver International Limited and Hannover Life Reassurance (Ireland) Limited (incorporated by reference to Exhibit 10.23 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.24	Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and The Lincoln National Life Insurance Company (incorporated by reference to Exhibit 10.24 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.25	Modified Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and The Lincoln National Life Insurance Company (incorporated by reference to Exhibit 10.25 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.26	Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and Lincoln Life & Annuity Company of New York (incorporated by reference to Exhibit 10.26 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.27	Amendment No. 1 to Coinsurance Agreement, effective March 1, 2007 between ING Life Insurance and Annuity Company (F/K/A Aetna Life Insurance and Annuity Company) and Lincoln Life & Annuity Company of New York (incorporated by reference to Exhibit 10.27 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.28	Modified Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and Lincoln Life & Annuity Company of New York (incorporated by reference to Exhibit 10.28 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.29	Master Services Agreement for Business Processes, dated as of June 5, 2012, between ING North America Insurance Corporation and Cognizant Technology Solutions U.S. Corporation (incorporated by reference to Exhibit 10.29 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.30	Tax Sharing Agreement by and between ING America Insurance Holdings, Inc. and various subsidiaries with respect to federal taxes (incorporated by reference to Exhibit 10.30 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.31	Tax Sharing Agreement by and between ING America Insurance Holdings, Inc. and various subsidiaries with respect to state taxes (incorporated by reference to Exhibit 10.31 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

Exhibit No.	Description

10.32	Shareholder Agreement, dated as of May 7, 2013, between ING U.S., Inc. and ING Groep N.V. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

10.33	Transitional Intellectual Property License Agreement, dated as of May 7, 2013, between ING U.S., Inc. and ING Groep N.V. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

10.35	Master Claim Agreement, dated April 17, 2012, between ING Groep N.V., ING America Insurance Holdings, Inc. and ING Insurance Eurasia N.V. (incorporated by reference to Exhibit 10.35 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.36	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.37 to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on April 5, 2013).

10.37	Amended and Restated Employment Agreement, dated March 25, 2011, between Rodney O. Martin, Jr. and ING U.S., Inc. (incorporated by reference to Exhibit 10.38 to the Company’s Amendment
No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.38	Offer Letter, dated July 5, 1994, between Jeffrey Becker and Aetna Life and Casualty (incorporated by reference to Exhibit 10.39 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.39	Retention Award, dated March 30, 2010, between Jeffrey Becker and ING Investment Management Holdings N.V. (incorporated by reference to Exhibit 10.40 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.40	Deal Incentive Award Agreement, dated July 2011, between Jeffrey Becker, ING Groep, N.V. and ING U.S., Inc. (f/k/a ING America Insurance Holdings, Inc.) (incorporated by reference to Exhibit 10.41 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.41	Offer Letter, dated April 5, 2011, between Alain Karaoglan and ING Insurance US (incorporated by reference to Exhibit 10.42 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.42	Employment Contract, dated May 19, 2004, between Ewout Steenbergen and ING Personnel VOF (incorporated by reference to Exhibit 10.43 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.43	Amendment to Employment Contract, dated December 8, 2005, between Ewout Steenbergen and ING Personnel VOF (incorporated by reference to Exhibit 10.44 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.44	Retention Award, dated March 19, 2010, between Ewout Steenbergen and ING U.S., Inc. (incorporated by reference to Exhibit 10.45 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.45	Deal Incentive Award Agreement, dated July 2011, between Ewout Steenbergen, ING Groep, N.V. and ING U.S., Inc. (f/k/a ING America Insurance Holdings, Inc.) (incorporated by reference to Exhibit 10.46 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.46	International Assignment Agreement, dated October 27, 2009, between Ewout Steenbergen and ING Group as amended on November 12, 2009 (incorporated by reference to Exhibit 10.47 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

Exhibit No.	Description

10.47	Letter, dated October 27, 2009, relating to appointment of Ewout Steenbergen as CFO of ING U.S. Insurance (incorporated by reference to Exhibit 10.48 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.48	Release Agreement with Robert G. Leary, dated December 20, 2012 (incorporated by reference to Exhibit 10.49 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.49	Retention Award, dated January 4, 2010, between Robert Leary and ING Verzekeringen N.V. (incorporated by reference to Exhibit 10.50 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.50	Maliz Beams Offer Letter dated May 27, 2011 (incorporated by reference to Exhibit 10.51 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.51	ING Group Incentive Compensation Plan (incorporated by reference to Exhibit 10.52 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.52	ING Group Long-Term Sustainable Performance Plan (incorporated by reference to Exhibit 10.53 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.53	Form of ING Group Long-Term Sustainable Performance Plan Grant (incorporated by reference to Exhibit 10.54 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.54	Form of ING Group Grant of Deferred Shares (incorporated by reference to Exhibit 10.55 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.55	ING Group Long-Term Equity Ownership Plan (incorporated by reference to Exhibit 10.56 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.56	Form of ING Group Long-Term Equity Ownership Plan Grant (incorporated by reference to Exhibit 10.57 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.57	ING Group Standard Share Option Plan (incorporated by reference to Exhibit 10.58 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.58	ING Americas Supplemental Executive Retirement Plan (Amended/Restated December 2011) (incorporated by reference to Exhibit 10.59 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.59	ING Americas Retirement Plan (Amended/Restated December 2011) (incorporated by reference to Exhibit 10.60 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.60	ING Insurance Americas 409A Deferred Compensation Savings Plan (incorporated by reference to Exhibit 10.61 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.61	Amendment No. 1 to ING Insurance Americas 409A Deferred Compensation Savings Plan (Amended/Restated January 1, 2010) (incorporated by reference to Exhibit 10.62 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.62	ING Americas Severance Pay Plan (As Amended and Restated Effective as of January 1, 2008) (incorporated by reference to Exhibit 10.63 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.63	Amendment No. 1 to ING Americas Severance Pay Plan (Amended/Restated October 1, 2008) (incorporated by reference to Exhibit 10.64 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

Exhibit No.	Description

10.64	Amendment No. 2 to ING Americas Severance Pay Plan (Amended/Restated June 22, 2009) (incorporated by reference to Exhibit 10.65 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.65	Amendment No. 3 to ING Americas Severance Pay Plan (Amended/Restated October 1, 2009) (incorporated by reference to Exhibit 10.66 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.66	Amendment No. 4 to ING Americas Severance Pay Plan (Amended/Restated December 1, 2010) (incorporated by reference to Exhibit 10.67 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.67	ING Investment Management—Retention Participation Plan (incorporated by reference to Exhibit 10.68 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.68	ING Investment Management, LLC Annual Incentive Plan (incorporated by reference to Exhibit 10.69 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.69	ING Investment Management—Deferred Compensation Plan (incorporated by reference to Exhibit 10.70 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.70	ING Americas Insurance Holdings, Inc. Equity Compensation Plan (incorporated by reference to Exhibit 10.71 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.71	ING Directors’ Pension Scheme (incorporated by reference to Exhibit 10.72 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.72	ING International Assignments Long-Term Assignments Policy (incorporated by reference to Exhibit 10.73 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.73	Employment Agreement Amendment with Robert G. Leary, dated December 20, 2012 (incorporated by reference to Exhibit 10.76 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.74	Equity Administration Agreement, dated as of May 7, 2013 between ING U.S., Inc. and ING Groep N.V. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

10.75	Offer Letter, dated March 28, 2013, between Ewout Steenbergen and ING. U.S., Inc. (incorporated by reference to Exhibit 10.78 to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on April 5, 2013).

10.76	Form of ING U.S., Inc. 2013 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.79 to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on April 16, 2013).

10.77	Form of ING U.S., Inc. 2013 Omnibus Non-Employee Director Incentive Plan (incorporated by reference to Exhibit 10.80 to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on April 16, 2013).

12.1	Statement of Computation of Ratios of Earnings to Fixed Charges.

21.1	List of Subsidiaries of ING U.S., Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on April 16, 2013).

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).

23.3	Consent of Day Pitney LLP (included in Exhibit 5.2).

24.1	Power of Attorney (included on signature pages).

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as Trustee, for the 2018 Notes.

25.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as Trustee, for the 2022 Notes.

25.3	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as Trustee, for the 2053 Notes.

99.1	Form of Letter of Transmittal.

99.2	Form of Letter to DTC Participants.

99.3	Form of Letter to Clients.

99.4	Form of Instructions to DTC Participant from Beneficial Owner.

Item 22.	Undertakings

Each of the undersigned registrants hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: (e) each prospectus filed by a registrant pursuant to Rule 424(b) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, an undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned registrant or used or referred to by an undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

(6)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each registrant pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of a registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that a registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(7)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, on the 10th day of June, 2013.

ING U.S., INC.

By:	/S/ RODNEY O. MARTIN, JR.
	Name:	Rodney O. Martin, Jr.
	Title:	Chief Executive Officer

By:	/S/ ALAIN M. KARAOGLAN
	Name:	Alain M. Karaoglan
	Title:	EVP and Chief Operating Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rodney O. Martin, Jr., Alain M. Karaoglan, Ewout L. Steenbergen and Bridget M. Healy as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4, and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/S/ RODNEY O. MARTIN, JR. Rodney O. Martin, Jr.	Chairman and Chief Executive Officer (Principal Executive Officer)	June 10, 2013

/S/ JOHANNES M. M. BOERS Johannes M. M. Boers	Director	June 10, 2013

/S/ PATRICK G. FLYNN Patrick G. Flynn	Director	June 10, 2013

/S/ J. BARRY GRISWELL J. Barry Griswell	Director	June 10, 2013

/S/ DIRK H. HARRYVAN Dirk H. Harryvan	Director	June 10, 2013

/S/ JAN H.M. HOMMEN Jan H.M. Hommen	Director	June 10, 2013

Signatures	Title	Date

/S/ FREDERICK S. HUBBELL Frederick S. Hubbell	Director	June 10, 2013

/S/ WILLEM F. NAGEL Willem F. Nagel	Director	June 10, 2013

/S/ DAVID ZWIENER David Zwiener	Director	June 10, 2013

/S/ EWOUT L. STEENBERGEN Ewout L. Steenbergen	Chief Financial Officer (Principal Financial Officer)	June 10, 2013

/S/ STEVEN T. PIERSON Steven T. Pierson	Chief Accounting Officer (Principal Accounting Officer)	June 10, 2013

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, on the 10th day of June, 2013.

LION CONNECTICUT HOLDINGS INC.

By:	/S/ ALAIN M. KARAOGLAN
	Name:	Alain M. Karaoglan
	Title:	EVP, Finance and Strategy

By:	/S/ EWOUT L. STEENBERGEN
	Name:	Ewout L. Steenbergen
	Title:	EVP and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rodney O. Martin, Jr., Alain M. Karaoglan, Ewout L. Steenbergen and Bridget M. Healy as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4, and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/S/ ALAIN M. KARAOGLAN Alain M. Karaoglan	Director	June 10, 2013

/S/ EWOUT L. STEENBERGEN Ewout L. Steenbergen	Director and Chief Financial Officer (Principal Financial Officer)	June 10, 2013

/S/ DAVID S. PENDERGRASS David S. Pendergrass	Director	June 10, 2013

/S/ STEVEN T. PIERSON Steven T. Pierson	Chief Accounting Officer (Principal Accounting Officer)	June 10, 2013

INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of ING U.S., Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on April 16, 2013).

3.2	Amended and Restated By-Laws of ING U.S., Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

3.3	Amended and Restated Certificate of Incorporation of Lion Connecticut Holdings Inc.

3.4	Bylaws of Lion Connecticut Holdings Inc.

4.1	Junior Subordinated Indenture, dated as of May 16, 2013, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q filed on May 23, 2013).

4.2	First Supplemental Indenture, dated as of May 16, 2013, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed on May 23, 2013).

4.3	Registration Rights Agreement, dated as of May 16, 2013, by and among ING U.S., Inc., Lion Connecticut Holdings Inc., Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q filed on May 23, 2013).

4.4	Indenture, dated as of July 13, 2012, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

4.5	First Supplemental Indenture, dated as of July 13, 2012, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.2 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

4.6	Second Supplemental Indenture, dated as of February 11, 2013, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.74 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

4.7	Registration Rights Agreement, dated July 13, 2012, by and among ING U.S., Inc., Lion Connecticut Holdings Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 10.3 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

4.8	Registration Rights Agreement, dated February 11, 2013, by and among ING U.S., Inc., Lion Connecticut Holdings Inc. and Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and SunTrust Robinson Humphrey, Inc. (incorporated by reference to Exhibit 10.75 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

4.9	Form of 2018 Note.

4.10	Form of 2022 Note.

4.11	Form of Junior Subordinated Note.

5.1	Opinion of Sullivan & Cromwell LLP.

5.2	Opinion of Day Pitney LLP.

Exhibit No.	Description

10.1	Warrant Agreement, dated as of May 7, 2013, among ING U.S., Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

10.2	Registration Rights Agreement, dated as of May 7, 2013 between ING U.S., Inc. and ING Groep N.V. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

10.3	Termination Agreement, dated May 3, 2013, between Security Life of Denver International Limited and ING Bank N.V., London Branch (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2013).

10.4	Indenture, dated as of August 1, 1993, between Aetna Life and Casualty Company and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.5	First Indenture Supplement, dated as of August 1, 1996 between Aetna Services, Inc. (F/K/A Aetna Life and Casualty Company) and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.5 to the Company’s Amendment
No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.6	Second Indenture Supplement, dated as of October 30, 2000, among Aetna Services, Inc. (F/K/A Aetna Life and Casualty Company), Aetna Inc. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.6 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.7	Third Indenture Supplement, dated as of December 13, 2000, among Aetna, Inc., ING Groep N.V. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.7 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.8	Indenture, dated as of July 1, 1996, among Aetna Life and Casualty Company, Aetna, Inc. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.8 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.9	First Indenture Supplement dated as of October 30, 2000 among Aetna Services, Inc. (F/K/A Aetna Life and Casualty Company), Aetna Inc. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.9 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.10	Second Indenture Supplement dated as of December 13, 2000, between Lion Connecticut Holdings, Inc. (as successor to Aetna, Inc., Aetna Services, Inc. and Aetna Life and Casualty Company) and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.10 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.11	Revolving Credit Agreement, dated as of April 20, 2012, among ING America Insurance Holdings, Inc., Bank of America, N.A. and the other parties thereto (incorporated by reference to Exhibit 10.11 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.12	Term Loan Agreement, dated as of April 20, 2012, among Bank of America, N.A. and the other parties thereto (incorporated by reference to Exhibit 10.12 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.13	Credit Agreement, dated as of December 30, 2011, by and between Security Life of Denver International Limited, ING Bank N.V., London Branch, as administrative agent, and the Issuing Banks described therein (incorporated by reference to Exhibit 10.13 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

Exhibit No.	Description

10.14	Master Transaction Agreement, dated as of May 1, 2006, by and between ING USA Annuity and Life Insurance Company and the Federal Home Loan Bank of Des Moines (incorporated by reference to Exhibit 10.14 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.15	Advances, Pledge and Security Agreement, dated as of March 27, 2009, by and between ING USA Annuity and Life Insurance Company and the Federal Home Loan Bank of Des Moines (incorporated by reference to Exhibit 10.15 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.16	Deposit Agreement, dated as of May 15, 2000 between the Federal Home Loan Bank of Topeka and Security Life of Denver Insurance Company (incorporated by reference to Exhibit 10.16 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.17	Advance, Pledge and Security Agreement, dated as of August 30, 2004, by and between the Federal Home Loan Bank of Topeka and Security Life of Denver Insurance Company (incorporated by reference to Exhibit 10.17 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.18	Amended and Restated Institutional Custody Agreement, dated as of May 12, 2004, by and between Security Life of Denver Insurance Company and the Federal Home Loan Bank of Topeka (incorporated by reference to Exhibit 10.18 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.19	Master Asset Purchase Agreement, dated as of January 22, 2009, by and among Scottish Re Group Limited, Scottish Holdings, Inc., Scottish Re (U.S.), Inc., Scottish Re Life (Bermuda) Limited, Scottish Re (Dublin) Limited, Hannover Life Reassurance Company of America, Hannover Life Reassurance (Ireland) Limited, Security Life of Denver Insurance Company, Security Life of Denver International Limited (incorporated by reference to Exhibit 10.19 to the Company’s Amendment
No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.20	Reinsurance Agreement, effective as of January 1, 2009, between Security Life of Denver Insurance Company and Hannover Life Reassurance Company of America (incorporated by reference to Exhibit 10.20 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.21	Reinsurance Agreement, effective as of July 1, 2011, between Security Life of Denver International Limited and Hannover Life Reassurance (Ireland) Limited (incorporated by reference to Exhibit 10.21 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.22	Reinsurance Agreement, effective as of July 1, 2011, between Security Life of Denver International Limited and Hannover Life Reassurance (Ireland) Limited (incorporated by reference to Exhibit 10.22 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.23	Reinsurance Agreement, effective as of July 1, 2011, between Security Life of Denver International Limited and Hannover Life Reassurance (Ireland) Limited (incorporated by reference to Exhibit 10.23 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.24	Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and The Lincoln National Life Insurance Company (incorporated by reference to Exhibit 10.24 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.25	Modified Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and The Lincoln National Life Insurance Company (incorporated by reference to Exhibit 10.25 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

Exhibit No.	Description

10.26	Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and Lincoln Life & Annuity Company of New York (incorporated by reference to Exhibit 10.26 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.27	Amendment No. 1 to Coinsurance Agreement, effective March 1, 2007 between ING Life Insurance and Annuity Company (F/K/A Aetna Life Insurance and Annuity Company) and Lincoln Life & Annuity Company of New York (incorporated by reference to Exhibit 10.27 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.28	Modified Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and Lincoln Life & Annuity Company of New York (incorporated by reference to Exhibit 10.28 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.29	Master Services Agreement for Business Processes, dated as of June 5, 2012, between ING North America Insurance Corporation and Cognizant Technology Solutions U.S. Corporation (incorporated by reference to Exhibit 10.29 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.30	Tax Sharing Agreement by and between ING America Insurance Holdings, Inc. and various subsidiaries with respect to federal taxes (incorporated by reference to Exhibit 10.30 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.31	Tax Sharing Agreement by and between ING America Insurance Holdings, Inc. and various subsidiaries with respect to state taxes (incorporated by reference to Exhibit 10.31 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.32	Shareholder Agreement, dated as of May 7, 2013, between ING U.S., Inc. and ING Groep N.V. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

10.33	Transitional Intellectual Property License Agreement, dated as of May 7, 2013, between ING U.S., Inc. and ING Groep N.V. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

10.35	Master Claim Agreement, dated April 17, 2012, between ING Groep N.V., ING America Insurance Holdings, Inc. and ING Insurance Eurasia N.V. (incorporated by reference to Exhibit 10.35 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.36	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.37 to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on April 5, 2013).

10.37	Amended and Restated Employment Agreement, dated March 25, 2011, between Rodney O. Martin, Jr. and ING U.S., Inc. (incorporated by reference to Exhibit 10.38 to the Company’s Amendment
No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.38	Offer Letter, dated July 5, 1994, between Jeffrey Becker and Aetna Life and Casualty (incorporated by reference to Exhibit 10.39 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.39	Retention Award, dated March 30, 2010, between Jeffrey Becker and ING Investment Management Holdings N.V. (incorporated by reference to Exhibit 10.40 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.40	Deal Incentive Award Agreement, dated July 2011, between Jeffrey Becker, ING Groep, N.V. and ING U.S., Inc. (f/k/a ING America Insurance Holdings, Inc.) (incorporated by reference to Exhibit 10.41 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

Exhibit No.	Description

10.41	Offer Letter, dated April 5, 2011, between Alain Karaoglan and ING Insurance US (incorporated by reference to Exhibit 10.42 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.42	Employment Contract, dated May 19, 2004, between Ewout Steenbergen and ING Personnel VOF (incorporated by reference to Exhibit 10.43 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.43	Amendment to Employment Contract, dated December 8, 2005, between Ewout Steenbergen and ING Personnel VOF (incorporated by reference to Exhibit 10.44 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.44	Retention Award, dated March 19, 2010, between Ewout Steenbergen and ING U.S., Inc. (incorporated by reference to Exhibit 10.45 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.45	Deal Incentive Award Agreement, dated July 2011, between Ewout Steenbergen, ING Groep, N.V. and ING U.S., Inc. (f/k/a ING America Insurance Holdings, Inc.) (incorporated by reference to Exhibit 10.46 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.46	International Assignment Agreement, dated October 27, 2009, between Ewout Steenbergen and ING Group as amended on November 12, 2009 (incorporated by reference to Exhibit 10.47 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.47	Letter, dated October 27, 2009, relating to appointment of Ewout Steenbergen as CFO of ING U.S. Insurance (incorporated by reference to Exhibit 10.48 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.48	Release Agreement with Robert G. Leary, dated December 20, 2012 (incorporated by reference to Exhibit 10.49 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.49	Retention Award, dated January 4, 2010, between Robert Leary and ING Verzekeringen N.V. (incorporated by reference to Exhibit 10.50 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.50	Maliz Beams Offer Letter dated May 27, 2011 (incorporated by reference to Exhibit 10.51 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.51	ING Group Incentive Compensation Plan (incorporated by reference to Exhibit 10.52 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.52	ING Group Long-Term Sustainable Performance Plan (incorporated by reference to Exhibit 10.53 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.53	Form of ING Group Long-Term Sustainable Performance Plan Grant (incorporated by reference to Exhibit 10.54 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.54	Form of ING Group Grant of Deferred Shares (incorporated by reference to Exhibit 10.55 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.55	ING Group Long-Term Equity Ownership Plan (incorporated by reference to Exhibit 10.56 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.56	Form of ING Group Long-Term Equity Ownership Plan Grant (incorporated by reference to Exhibit 10.57 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

Exhibit No.	Description

10.57	ING Group Standard Share Option Plan (incorporated by reference to Exhibit 10.58 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.58	ING Americas Supplemental Executive Retirement Plan (Amended/Restated December 2011) (incorporated by reference to Exhibit 10.59 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.59	ING Americas Retirement Plan (Amended/Restated December 2011) (incorporated by reference to Exhibit 10.60 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.60	ING Insurance Americas 409A Deferred Compensation Savings Plan (incorporated by reference to Exhibit 10.61 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.61	Amendment No. 1 to ING Insurance Americas 409A Deferred Compensation Savings Plan (Amended/Restated January 1, 2010) (incorporated by reference to Exhibit 10.62 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.62	ING Americas Severance Pay Plan (As Amended and Restated Effective as of January 1, 2008) (incorporated by reference to Exhibit 10.63 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.63	Amendment No. 1 to ING Americas Severance Pay Plan (Amended/Restated October 1, 2008) (incorporated by reference to Exhibit 10.64 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.64	Amendment No. 2 to ING Americas Severance Pay Plan (Amended/Restated June 22, 2009) (incorporated by reference to Exhibit 10.65 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.65	Amendment No. 3 to ING Americas Severance Pay Plan (Amended/Restated October 1, 2009) (incorporated by reference to Exhibit 10.66 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.66	Amendment No. 4 to ING Americas Severance Pay Plan (Amended/Restated December 1, 2010) (incorporated by reference to Exhibit 10.67 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.67	ING Investment Management—Retention Participation Plan (incorporated by reference to Exhibit 10.68 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.68	ING Investment Management, LLC Annual Incentive Plan (incorporated by reference to Exhibit 10.69 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.69	ING Investment Management—Deferred Compensation Plan (incorporated by reference to Exhibit 10.70 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.70	ING Americas Insurance Holdings, Inc. Equity Compensation Plan (incorporated by reference to Exhibit 10.71 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.71	ING Directors’ Pension Scheme (incorporated by reference to Exhibit 10.72 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

10.72	ING International Assignments Long-Term Assignments Policy (incorporated by reference to Exhibit 10.73 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 23, 2013).

Exhibit No.	Description

10.73	Employment Agreement Amendment with Robert G. Leary, dated December 20, 2012 (incorporated by reference to Exhibit 10.76 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 19, 2013).

10.74	Equity Administration Agreement, dated as of May 7, 2013 between ING U.S., Inc. and ING Groep N.V. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 7, 2013).

10.75	Offer Letter, dated March 28, 2013, between Ewout Steenbergen and ING. U.S., Inc. (incorporated by reference to Exhibit 10.78 to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on April 5, 2013).

10.76	Form of ING U.S., Inc. 2013 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.79 to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on April 16, 2013).

10.77	Form of ING U.S., Inc. 2013 Omnibus Non-Employee Director Incentive Plan (incorporated by reference to Exhibit 10.80 to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on April 16, 2013).

12.1	Statement of Computation of Ratios of Earnings to Fixed Charges.

21.1	List of Subsidiaries of ING U.S., Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on April 16, 2013).

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).

23.3	Consent of Day Pitney LLP (included in Exhibit 5.2).

24.1	Power of Attorney (included on signature pages).

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as Trustee, for the 2018 Notes.

25.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as Trustee, for the 2022 Notes.

25.3	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as Trustee, for the 2053 Notes.

99.1	Form of Letter of Transmittal.

99.2	Form of Letter to DTC Participants.

99.3	Form of Letter to Clients.

99.4	Form of Instructions to DTC Participant from Beneficial Owner.